As filed with the U.S. Securities and Exchange Commission on December 27, 2024.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

NLS Pharmaceutics Ltd.

(Exact name of registrant as specified in its charter)

_____________________________________

Switzerland	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

Oded Har-Even, Esq. Howard E. Berkenblit, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	Pascal Honold, Esq. Wenger Vieli AG Dufourstrasse 56 8034 Zurich, Switzerland Tel: +41.58.958.58.58	Oded Kadosh, Esq. Max Lindenfeld, Esq. Pearl Cohen Zedek Latzer Baratz LLP 7 Times Square, 19th Floor New York, New York 10036 Tel: (646) 878-0800

_____________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger of NLS Pharmaceutics (Israel) Ltd., a wholly owned subsidiary of NLS Pharmaceuticals Ltd., with and into Kadimastem Ltd. described in the enclosed proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

*        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. NLS Pharmaceutics Ltd. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful.

PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION,
DATED DECEMBER 27, 2024

PROXY STATEMENT FOR EXTRAORDINARY SHAREHOLDERS’ MEETING OF

NLS PHARMACEUTICS LTD.

PROSPECTUS FOR UP TO              COMMON SHARES AND UP TO              PRE-FUNDED WARRANTS TO PURCHASE              COMMON SHARES OF NLS PHARMACEUTICS LTD.

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Shareholders of NLS Pharmaceutics Ltd.:

You are cordially invited to attend an extraordinary general meeting of the shareholders of NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland, which we refer to as “we,” “NLS,” or the “Company,” which will be held at 4 pm, local time, on            , 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, unless postponed or adjourned to a later date. This is an important meeting that affects your investment in NLS.

On November 4, 2024, NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company, or the Merger Sub, and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST), or Kadimastem, entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, or the Merger, and (ii) at the effective time of the Merger, or the Effective Time, each issued and outstanding ordinary share of Kadimastem, no par value, each a Kadimastem Ordinary Share, will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.80 Swiss Franc (CHF) par value per share (subject to any changes in par value), of the Company, or each, a Company Common Share, as calculated in accordance with the terms of the Merger Agreement, or the Exchange Ratio. The initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the issued and outstanding Company Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financing transactions from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” in this proxy statement/prospectus), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform. It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrantholders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, substantially in the form attached to the Merger Agreement and as Exhibit 99.4 to the registration statement of which this proxy statement/prospectus forms a part, or the CVR Agreement, subject to the adjustments set forth therein.

NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the NLS board of directors, or the NLS Board, will resign as of the Effective Time and it is anticipated that Kadimastem’s executive officers and members of its board of directors as of the Effective Time will become NLS’s executive officers and members of the Board; provided, however, that Mr. Alexander Zwyer shall not resign as a member of the NLS Board at the Effective

Time and shall remain as a member of the NLS Board and, for a period of one year following the date of the closing of the transactions contemplated by the Merger Agreement, or the Closing, NLS shall have the right to appoint to the NLS Board one individual nominated in writing by Mr. Zwyer and acceptable to NLS.

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Company Common Shares equal to the Exchange Ratio;

•        option, restricted share unit, restricted share, warrant or other right issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Company Common Shares in accordance with the terms of the Merger Agreement; and

•        each Company Common Share issued and outstanding, and each Company Common Share acquirable upon the exercise of outstanding warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right, or CVR, pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the NLS Board, and Kadimastem’s board of directors, and the NLS Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

The Company Common Shares are currently listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “NLSP”. Prior to consummation of the Merger, NLS intends to file an additional listing application with Nasdaq, as required by Nasdaq to effect the additional listing of Company Common Shares issuable in connection with the Merger. After completion of the Merger, NLS will continue to trade on the Nasdaq under NLS’s existing name, NLS Pharmaceutics Ltd., and existing trading symbol, “NLSP”.

NLS is holding an extraordinary meeting of its shareholders, or the NLS Meeting, for the following purposes, as more fully described in the accompanying proxy statement:

1.      To approve, on an advisory basis, the Merger Agreement.

2.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by             , and up to a maximum of CHF             , to create the required number of the Company Common Shares to be issued at the effective time of the Merger to the shareholders of Kadimastem in exchange for their Kadimastem Ordinary Shares.

3.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF              (i.e., via the issuance of a maximum of              fully paid-in preferred shares in the Company with a nominal value of CHF 0.03 each. The new nominal value of CHF 0.03 per share (currently CHF 0.80 per share) of the Company is subject of the approval of the Company’s Swiss statutory auditor and shareholders at the upcoming extraordinary shareholders’ meeting of NLS on January 14, 2025. The NLS Board reserves the right to split the total maximum number of              fully paid-in preferred shares to one or more issuances of no less than              fully paid-in preferred shares per each increase.

4.      To approve to amend the upper limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, as amended, or the Articles, to the maximum amount permitted by law (i.e. an amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting) for a period of five years from the date of the NLS Meeting.

5.      To approve conditional share capital for employee and advisory options (3b) of the Company being equal to the maximum amount of CHF              (article 3b paragraph 1 of the Articles).

6.      To approve the conditional share capital for shareholders’ options of the Company (article 3c paragraph 1 of the Company’s articles of association, as amended) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for employee and advisory options in accordance with article 3b paragraph 1 of the Articles).

7.      To approve the change of the Company’s name to NUCELX AG and to amend the title and article 1 of the Company’s Articles accordingly.

8.      To approve the election of Mr. Ronen Twito as Executive Chairman of the NLS Board and each of Prof. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili to serve as members of the Company’s board of directors for a term lasting until the next annual ordinary shareholders’ meeting of NLS.

9.      To approve the election of Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

10.    To approve on an advisory basis the appointment of the new senior management of the Company, as follows: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov, PhD (Vice President Research and Development) and Mr. Ariel Revel, MD (Director of Medical Affairs).

11.    Compensation for the Members of the Board of Directors and Executive Management

11.1. To approve a new maximum aggregate amount of CHF              (cash base compensation including all applicable social security contributions) for the fixed compensation of the NLS Board for the current term of office of the NLS Board until the next ordinary shareholders’ meeting of NLS.

11.2. To approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF             (equity or equity linked instruments including all applicable social security contributions) for the compensation ofthe Company’s board of directors for the current term of office lasting until the next ordinary shareholders’ meeting.

11.3. To approve the new maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers for the financial year 2025.

11.4. To approve the new maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers for the financial year 2025.

11.5. To approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF             (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers for the financial year 2025.

We know of no other matters to be submitted at the NLS Meeting other than as specified herein. If any other business is properly brought before the NLS Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

After careful consideration, the NLS Board has determined that the Merger is fair to and in the best interests of NLS and its shareholders, has approved the Merger Agreement, the Merger, the issuance of the Company Common Shares to Kadimastem’s shareholders pursuant to the terms of the Merger Agreement, the increase in share capital of the Company by way of an ordinary capital increase, the approval of the upper limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, the approval of the conditional share capital for employees and advisors (article 3b), the approval of the conditional share capital for shareholders’ options (article 3c), the change of the Company’s name to NUCELX AG and related amendment to article 1 of the Company’s articles of association, the election of a new Chairman and members of the NLS Board, the election of members of the Compensation, Nomination and Governance Committee, the approval of the new maximum aggregate amount of fixed compensation of the NLS

Board, and the other actions contemplated by the Merger Agreement, and has determined to recommend that the NLS shareholders vote to approve each of the proposals set forth in this proxy statement/prospectus. Accordingly, the NLS Board unanimously recommends that the NLS shareholders vote FOR each of the Proposals Nos. 1 through 11 described above.

Your vote is very important, regardless of the number of shares you own.    We cannot complete the Merger unless the shareholders of NLS approve the Merger-related proposals and the other transactions contemplated by the Merger Agreement. Whether or not you expect to attend the NLS Meeting in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the NLS Meeting.

More information about NLS, Kadimastem and the proposed transactions is contained in this proxy statement/prospectus. NLS urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 19.

NLS is excited about the opportunities the Merger brings to its shareholders, and thanks you for your consideration and continued support.

Sincerely,

Ronald Hafner
Chairman of the Board of Directors

None of the Securities and Exchange Commission, Swiss Takeover Board, the Israel Securities Authority or any state securities commission has approved or disapproved the Merger described in this proxy statement/prospectus or the Company Common Shares to be issued in connection with the Merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of the Israeli Securities Law, 5728-1968, and the Israeli Securities Authority has not approved this proxy statement/prospectus.

The accompanying proxy statement is dated ____, 2025, and is first being mailed to NLS shareholders on or about _____, 2025.

PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION

NLS PHARMACEUTICS LTD.
The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON            , 2025

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich,             , 2025

Invitation to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”), is pleased to invite you to the extraordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

Date:	, 2025
Doors open:	3:45 pm (CET)
Meeting time:	4:00 pm (CET)
Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The Board of Directors reserves the right, for important reasons in the interest of the Company, to withdraw all subsequent proposals should any agenda item be rejected by the shareholders. In this case, none of the agenda items would be put to a vote.

The agenda items and proposals of the Board of Directors are as follows:

1.      Advisory vote: Approval of Merger Agreement

Explanation:    The Company entered into a merger agreement Kadimastem Ltd. (“Kadimastem”) on November 4, 2024 (“Merger Agreement”) as announced and filed with the United States Securities and Exchange Commission on November 4 and 5, 2024.

Proposal:    The Board of Directors proposes, based on an advisory vote, the approval of the Merger Agreement.

2.      Ordinary Share Capital Increase re Merger Consideration

Explanation:    According to the Merger Agreement, each ordinary share of Kadimastem will, by virtue of the merger, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable common shares, 0.03 Swiss Franc (CHF) par value per share (subject to shareholders’ approval of the change in par value at the extraordinary shareholders’ meeting of NLS on January 14, 2025), of the Company, equal to the Exchange Ratio (as set forth in the Merger Agreement) (the “Merger Consideration Shares”). For purpose of making available the required number of Merger Consideration Shares to serve as merger consideration for the Kadimastem shareholders, the Company has agreed to create the necessary Merger Consideration Shares by way of an ordinary capital increase, excluding the subscription rights of existing shareholders of the Company.

Proposal:    The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a minimum of CHF              and up to a maximum of CHF              (i.e. via the issuance of a minimum of              and up to a maximum of              fully paid-in Merger Consideration Shares) and to issue the Merger Consideration Shares at the following terms:

1. Total nominal value of the capital increase:	a minimum of CHF a maximum of CHF
2. Amount to pay in:	a minimum of CHF (i.e. 100%) a maximum of CHF (i.e. 100%)
3. Number, nominal value and type of the new shares:	a minimum of registered NLS Common Shares a maximum of registered NLS Common Shares
4. Privileges of any class of shares:	The Merger Consideration Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Merger Consideration Shares.
6. Payment of issue price:

The issue price per Merger Consideration Share will be paid through a contribution in kind to the Company:

•                     shall contribute 100% of the shares in Kadimastem with non par value but with an intrinsic value of USD              to the Company for which in return a maximum of         Merger Consideration Shares are issued.

7. Start of right to dividends:	The Merger Consideration Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause (i.e., to enable the Company to fulfil obligations incurred under the Merger Agreement) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

3.      Ordinary Share Capital Increase re AIR Financing

The Company entered into a securities purchase agreement dated December 4, 2024, or the PIPE SPA, with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize and subsequently reserve $10 million worth of preferred shares to enable the accredited investor to make additional investments in the Company.

Proposal:    The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF              (i.e., via the issuance of a maximum of              fully paid-in preferred shares in the Company with a nominal value of CHF 0.03 each (subject to shareholders’ approval of the change in par value at the extraordinary shareholders’ meeting of NLS on January 14, 2025) (the “New Preferred Shares”)) and to issue these New Preferred Shares at the following terms. The Board of Directors reserves the right to split the total maximum number of              fully paid-in preferred shares up in several

proposals to increase the share capital of the Company, by way of an ordinary capital increases, via the issuance of several portions of a partial number of no less than              fully paid-in preferred shares per each portion, up to the total maximum number of              fully paid-in preferred shares:

1. Total nominal value of the capital increase:	a maximum of CHF
2. Amount to pay in:	a maximum of CHF (i.e. 100%)
3. Number, nominal value and type of the new shares:	a maximum of preferred shares with a nominal value of CHF 0.03
4. Privileges of any class of shares:	The New Preferred Shares grant preferential rights as set forth in the Company’s articles of association (the “Articles”).
5. Issue price:	The Board of Directors is authorized to set the issue price of the New Preferred Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The New Preferred Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause (i.e., for raising capital in a fast and flexible manner as part of a restructuring measure) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

4.      Implementation of capital band (Art. 3a)

Explanation:    According to the Swiss corporate law, by amending the Articles, the shareholders’ meeting may authorize the Board of Directors to increase the share capital within a period of not more than five years. Such capital band (Kapitalband) may not exceed one-half of the existing share capital. As mentioned, under agenda item 2 above, the Company intends to conduct an ordinary capital increase immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting. This will result in a new share capital of the Company (“New Share Capital”), as the issuance of each Merger Consideration Share will increase the share capital of the Company by the amount of its nominal value. It being understood that the calculation of the capital band for this invitation is therefore based on the New Share Capital. The nominal value of CHF 0.03 per registered share of the Company is further subject to the shareholders’ approval of the share capital decrease (nominal value reduction) at the extraordinary shareholders’ meeting on January 14, 2025. In case, for whatever reason, the actual share capital of the Company on the date of the extraordinary shareholders’ meeting deviates from the New Share Capital, the Board of Directors may proceed with this extraordinary shareholders’ meeting and the agenda items set forth herein based on the actual registered share capital of the Company and the Board of Directors may propose the implementation of such capital band based thereon. The same applies if, for whatever reason, the actual nominal value per share on the date of the extraordinary shareholders’ meeting deviates from the nominal value referenced below.

Proposal:    The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting)

and that (ii) the capital band shall remain in force for a duration of five years as of today’s extraordinary shareholders’ meeting. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3a — Capital Band

The Company has a capital band with an upper limit of CHF […]. The board of directors is authorized at any time until […], to increase the share capital by a maximum of CHF […] once or several times and in any amount. The capital increase may be effected by issuing up to […] fully paid registered shares at a par value of CHF 0.03 each up to the upper limit of the capital band.

Apart from this, article 3a of the Articles shall remain unchanged.

5.      Conditional Share Capital for Employee and Advisory Options (Art. 3b)

Explanation:    According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. The Company intends to conduct an ordinary capital increase immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in the New Share Capital. It being understood that the calculation of the conditional share capital of the Company for this invitation is therefore based on the New Share Capital. The nominal value of CHF 0.03 per registered share of the Company is further subject to the shareholders’ approval of the share capital decrease (nominal value reduction) at the extraordinary shareholders’ meeting on January 14, 2025. In case, for whatever reason, the actual share capital of the Company on the date of the extraordinary shareholders’ meeting deviates from the New Share Capital, the Board of Directors may proceed with this extraordinary shareholders’ meeting and the agenda items set forth herein based on the actual registered share capital of the Company and the Board of Directors may propose the implementation of such conditional capital based thereon. The same applies if, for whatever reason, the actual nominal value per share on the date of the extraordinary shareholders’ meeting deviates from the nominal value referenced below.

Proposal:    The Board of Directors proposes that the conditional share capital for Employee and Advisory (3b) of the Company shall equal to the maximum amount of CHF              (article 3b paragraph 1 of the Articles). Therefore, article 3b paragraph 1 of the Articles shall be amended as provided below. The excerpt of the changed article 3b paragraph 1 reads as follows:

Art. 3b — Conditional Share Capital for Employee and Advisory Options

The Company’s share capital will be increased by the issuance of a maximum of              fully paid in registered shares at a par value of CHF 0.03 each of which amounts to a maximum increase of CHF              by exercising option rights granted to employees (including members of the management and the board of directors) and advisors of the Company and/or its subsidiaries.

6.      Conditional Share Capital for Shareholders’ Options (Art. 3c)

Explanation:    According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. The Company intends to conduct an ordinary capital increase immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in the New Share Capital. It being understood that the calculation of the conditional share capital of the Company for this invitation is therefore based on the New Share Capital. The nominal value of CHF 0.03 per registered share of the Company is further subject to the shareholders’ approval of the share capital decrease (nominal value reduction) at the extraordinary shareholders’ meeting on January 14, 2025. In case, for whatever reason, the actual share capital of the Company on the date of the extraordinary shareholders’ meeting deviates from the New Share Capital, the Board of Directors may proceed with this extraordinary shareholders’ meeting and the agenda items set forth herein based on the actual registered share capital of the Company and the Board of Directors may propose the implementation of such conditional capital based thereon. The same applies if, for whatever reason, the actual nominal value per share on the date of the extraordinary shareholders’ meeting deviates from the nominal value referenced below.

Proposal:    The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3c — Conditional Share Capital for Shareholders’ Options

The Company’s share capital shall be increased by a maximum amount of CHF […] through the issuance of not more than […] registered shares, with a nominal value of CHF 0.03 each by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

Apart from this, article 3c of the Articles shall remain unchanged.

7.      Name Change of the Company

Proposal:    The Board of Directors proposes to change the Company’s name to become NUCELX AG and to amend the title and article 1 of the Articles accordingly.

8.      Election of the new Board of Directors

Explanation:    Pursuant to the Merger Agreement, the current members of the Board of Directors (excluding Alexander Zwyer and Olivier Samuel) must resign from their positions immediately prior to the Effective Time (as defined in the Merger Agreement). A new Board of Directors, as designated by Kadimastem, shall be elected.

Proposal:    The Board of Directors proposes to elect Mr. Ronen Twito as Chairman of the Board of Directors and Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as members of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting. A short biography of the proposed new board members is attached hereto as Appendix 1.

9.      Election of the members of the Compensation, Nomination and Governance Committee

Explanation:    Since a new board of directors will be elected as outlined under agenda item 8 above, the Compensation, Nomination and Governance Committee must also be reconstituted.

Proposal:    The Board of Directors proposes to elect Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

10.    Advisory vote: Composition of the new Senior Management following the Merger

Explanation:    According to the Merger Agreement, the Company is required to appoint the executive officers of Kadimastem as new executive officers of the Company following the merger. The new executive officers of the Company will therefore include the following executives who will assume their roles following the merger: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov PhD (Vice President Research and Development) and Mr. Ariel Revel, MD (Director of Medical Affairs).

Proposal:    The Board of Directors proposes, based on an advisory vote, the approval of the appointment of the new senior management of the Company following the Merger.

11.    Compensation for the Members of the Board of Directors and Executive Management

11.1  Approval of the new maximum aggregate amount of the fixed compensation of the NLS Board for the current term of office lasting until the next ordinary shareholders’ meeting

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF              (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the current term of office lasting until the next ordinary shareholders’ meeting.

11.2  Approval of the new maximum aggregate amount of the equity compensation of the NLS Board for the current term of office lasting until the next ordinary shareholders’ meeting

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF              (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the current term of office lasting until the next ordinary shareholders’ meeting.

11.3  Approval of the maximum aggregate amount of the fixed compensation of the Company’s executive management (the “Executive Management”) for the financial year 2025

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2025.

11.4  Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2025

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2025.

11.5  Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2025

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF             (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2025.

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[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.      Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of             , 2025 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from             , 2025 until and including             , 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.      Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 2) duly completed and signed latest until              (received by 11:59 pm CET).

3.      Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective power of attorney (proxy card), or the Proxy Card, is attached as Appendix 3.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than             , 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

Ronald Hafner
Chairman of the Board of Directors

Appendices:

Appendix 1: Biographies of new board members
Appendix 2: Registration Form
Appendix 3: Proxy Card

THE BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, NLS AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE BOARD OF DIRECTORS RECOMMENDS THAT NLS SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Appendix 1 (to be filed by amendment)

Appendix 2 (to be filed by amendment)

Appendix 3 (to be filed by amendment)

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about NLS that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Chief Executive Officer of NLS Pharmaceuticals Ltd., at The Circle 6, 8058 Zurich, Switzerland, or by calling +41.44.512.2150.

To facilitate timely delivery of these documents, any request should be made no later than            , 2025 to receive them before the extraordinary meeting of shareholders of NLS, or the NLS Meeting.

For additional details about where you can find information about NLS, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

The contents of the websites of the SEC, NLS, Kadimastem, or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by NLS (File No. 333-            ), constitutes a notice of meeting and proxy statement with respect to the NLS Meeting and a prospectus of NLS under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the NLS Common Shares to be issued to Kadimastem shareholders pursuant to the Agreement and Plan of Merger, dated November 4, 2024, by and between NLS, NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd., or the Merger Agreement, providing for the merger of Merger Sub with and into Kadimastem, with Kadimastem continuing as the surviving entity in the merger, as a result of which: (i) Kadimastem will become a wholly-owned subsidiary of NLS and (ii) each issued and outstanding ordinary share of Kadimastem, no par value, or Kadimastem Ordinary Share, immediately prior to the consummation of the merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of NLS, or the Merger.

NLS is providing these proxy materials in connection with the solicitation by our board of directors of proxies to be voted at a meeting of our shareholders to be held on            , 2025, commencing at 4 pm, local time, on            , 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, or at any adjournment or postponement thereof. This proxy statement/prospectus and the enclosed proxy card will be mailed to each shareholder entitled to notice of, and to vote at, the NLS Meeting commencing on or about             , 2025.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, and the Israeli Securities Authority, or the ISA, has not approved this proxy statement/prospectus.

NLS has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to NLS, and Kadimastem has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Kadimastem. NLS and Kadimastem have both contributed to the information related to the Merger contained in this proxy statement/prospectus.

You are cautioned not to rely on any information other than the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated             , 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date, nor should you assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. The mailing of this proxy statement/prospectus to our shareholders will not create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

When used in this proxy statement/prospectus, all references to the “NLS,” refer to NLS Pharmaceutics Ltd.; all references to “Merger Sub” refer to NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NLS, formed for the purpose of effecting the Merger as described in this proxy statement/prospectus; all references to “Kadimastem” refer to and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST); all references to “combined company” refer to the combined company immediately following completion of the Merger and the other transactions contemplated by the Merger Agreement; all references to “Common Share,” or “NLS Common Share” refer to a common share of NLS, 0.80 CHF nominal value per share, subject to changes pursuant to the NLS Meeting; all references to “Preferred Shares” or “NLS Preferred Shares” refer to the preferred shares of NLS, 0.80 CHF nominal value per share; and all references to “Preferred Participation Certificates” or “NLS Preferred Participation Certificates” refer to the preferred participation certificates of NLS, 0.80 CHF nominal value per share.

i

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following section provides answers to frequently asked questions that you, as an NLS or Kadimastem shareholder, may have regarding the Merger, the Merger Agreement and other matters to be acted upon at the NLS Meeting and with respect to the NLS Ordinary Shares to be received in the Merger. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger, the Merger Agreement and other matters relating to the NLS Meeting or with respect to NLS Common Shares. Additional important information is contained in the cross-referenced sections, the annexes to, and the sections and documents incorporated by reference in, this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

You are receiving this proxy statement/prospectus because you have been identified as a shareholder of NLS as of the record date, and you are entitled to vote at the NLS Meeting to approve the matters described in this proxy statement/prospectus, NLS and Kadimastem have entered into the Merger Agreement that is described in this proxy statement/prospectus. Pursuant to the Merger Agreement, which is attached as Annex A hereto, upon the terms and subject to the conditions set forth therein, at the Closing, (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time, each Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the terms of the Merger Agreement, or the Exchange Ratio. It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the outstanding NLS Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financing transactions from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders. The Merger has been unanimously approved by the boards of directors of both NLS and Kadimastem. NLS is sending these materials to its shareholders to help them decide how to vote their NLS Common Shares and Preferred Shares, as the case may be, with respect to the matters to be considered at the NLS Meeting. The Merger will also be presented for approval by the shareholders of Kadimastem. Kadimastem and certain shareholders entered into a voting and support agreement to vote, whether annual or special and whether or not an adjourned or postponed meeting, in favor of approving any proposals regarding the Merger and the other transactions and orders of business set forth in the Merger Agreement. This proxy statement/prospectus and its annexes contain important information about the proposed Merger, Merger Agreement and other matters to be acted upon at the NLS Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This proxy statement/prospectus constitutes both a proxy statement and a prospectus of NLS. It is a proxy statement because the NLS Board is soliciting proxies from NLS’s shareholders in connection with the NLS Meeting. It is a prospectus because NLS will issue NLS Common Shares in exchange for outstanding Kadimastem Ordinary Shares in the Merger.

This proxy statement/prospectus is not intended to be and is not a prospectus for purposes of the Israeli Companies Law, and the ISA has not approved this proxy statement/prospectus.

For a more complete description of the Merger, please see the section entitled “The Merger Proposal (Proposal 1) — The Merger Agreement” in this proxy statement/prospectus.

Q.     What matters will be considered and voted on at the NLS Meeting?

There are 15 matters, proposed by the NLS Board, scheduled for a vote at the NLS Meeting:

1.      The NLS Board proposes, based on an advisory vote, the approval of the Merger Agreement.

2.      The NLS Board proposes to increase the share capital of NLS, by way of an ordinary capital increase, by a minimum of CHF           and up to a maximum of CHF           (i.e. via the issuance of a minimum of           and up to a maximum of           fully paid-in Merger Consideration Shares) and to issue the Merger Consideration Shares in accordance with certain terms.

3.      The NLS Board proposes to increase the share capital of NLS, by way of an ordinary capital increase, by a maximum of CHF           (i.e., via the issuance of a maximum of           fully paid-in preferred shares in NLS with a nominal value of CHF 0.03 each (subject to shareholders’ approval of the change in par value at the extraordinary shareholders’ meeting of NLS on January 14, 2025), or the New Preferred Shares)) and to issue these New Preferred Shares in accordance with certain terms. The NLS Board reserves the right to split the total maximum number of           fully paid-in preferred shares up in several proposals to increase the share capital of NLS, by way of an ordinary capital increases, via the issuance of several portions of a partial number of no less than           fully paid-in preferred shares per each portion, up to the total maximum number of           fully paid-in preferred shares.

4.      The NLS Board proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the articles of association of NLS shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital of NLS to be calculated on the day of the extraordinary shareholders’ meeting) and that (ii) the capital band shall remain in force for a duration of five years as of today’s extraordinary shareholders’ meeting.

5.      The NLS Board proposes that the conditional share capital for Employee and Advisory Options (article 3b of the articles of association of NLS) of NLS shall equal to the maximum amount of CHF          .

6.      The NLS Board proposes that the conditional share capital for Shareholders’ Options of NLS (article 3c paragraph 1 of the articles of association of NLS) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital of NLS to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the articles of association of NLS).

7.      The NLS Board proposes to change NLS’s name to become NUCELX AG and to amend the title and article 1 of the articles of association of NLS accordingly.

8.      The NLS Board proposes to elect Mr. Ronen Twito as Chairman of the Board of Directors and Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as members of the NLS Board for a term lasting until the next annual ordinary shareholders’ meeting.

9.      The NLS Board proposes to elect Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

10.    The NLS Board proposes, based on an advisory vote, the approval of new senior management of NLS following the Merger.

11.    Compensation for the Members of the Board of Directors and Executive Management

11.1. The NLS Board proposes the approval of the maximum aggregate amount of CHF           (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the NLS Board for the current term of office lasting until the next ordinary shareholders’ meeting.

11.2. The NLS Board proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF           (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the NLS Board for the current term of office lasting until the next ordinary shareholders’ meeting.

11.3. The NLS Board proposes the approval of the maximum aggregate amount of CHF           (cash compensation including all applicable social security contributions) for the fixed compensation of the members of executive management for the financial year 2025.

11.4. The NLS Board proposes the approval of the maximum aggregate amount of CHF           (cash compensation including all applicable social security contributions) for the variable compensation of the members of executive management for the financial year 2025.

11.5. The NLS Board proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF           (equity or equity linked instruments including all applicable social security contributions) for the members of executive management for the financial year 2025.

Q.     What will Kadimastem shareholders receive if the Merger is completed?

As a result of the Merger, holders of Kadimastem Ordinary Shares will be entitled to receive NLS Common Shares in exchange for Kadimastem Ordinary Shares, equal to the number of Kadimastem Ordinary Shares held by each Kadimastem shareholder multiplied by the Exchange Ratio.

At the effective time of the Merger, each outstanding Kadimastem Ordinary Share will be converted into the right to receive a number of NLS Common Shares equal to the Exchange Ratio, or the Merger Consideration.

The Merger Agreement does not provide for an adjustment to the total number of NLS Common Shares that the holders of Kadimastem Ordinary Shares will be entitled to receive to account for changes in the market price of NLS Common Shares. Accordingly, the market value of the NLS Common Shares issued pursuant to the Merger will depend on the market value of the NLS Ordinary Shares at the time the Merger closes and could vary significantly from the market value of the NLS Common Shares on the date of this proxy statement/prospectus.

No fractional NLS Common Shares will be issued in connection with the Merger. Instead, each holder of NLS Common Shares who otherwise would be entitled to receive a fractional NLS Common Share will receive such amount rounded down to the nearest whole number of NLS Common Shares.

The initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financing transactions from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

The Exchange Ratio will be determined based on a formula that is expected to result in the number of issued and outstanding Kadimastem Ordinary Shares (calculated on a fully-diluted basis, inclusive of Kadimastem Ordinary Shares resulting from the conversion of Kadimastem’s equity awards) being exchanged for that certain number of newly issued NLS Common Shares that will equal 80% of all issued and outstanding shares (calculated on a fully-diluted basis, inclusive of Kadimastem’s equity awards assumed by NLS), subject to the adjustments as set forth in the Merger Agreement, including: (i) the amount of any proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives, in each case during the period following the Signing Date (as defined in the Merger Agreement) up to and including the Closing (as defined in the Merger Agreement), or the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Closing differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Closing differs from the target of $0, and (iv) the amount by which Kadimastem’s estimate of its cash at the Closing differs from the target of $3,500,000, subject to the Investment Proceeds Adjustment.

For example, if (i) the Merger was consummated as of December 20, 2024, (ii) the amount of proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives equaled $2,700,000, (iii) the amount of NLS’s estimate of its cash at the Closing equaled $2,200,000, inclusive of the Investment Proceeds Adjustment, (iv) the amount of NLS’s estimate of its indebtedness at the Closing equaled $0, and (iv) the amount of Kadimastem’s estimate of its cash at the Closing equaled $2,600,000, inclusive of the Investment Proceeds Adjustment, each Kadimastem Ordinary Share (on a fully diluted basis) would have been entitled to receive approximately 3 NLS Common Shares on a fully diluted basis.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of NLS or Kadimastem to satisfy certain closing conditions,; provided, however, that in the event that the Closing Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Closing Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of NLS Common Shares issued

v

as Merger Consideration shall not exceed the product of (i) the number of NLS Common Shares issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

For a more complete description of what the holders of Kadimastem Ordinary Shares will receive in the Merger, please see the section entitled “The Merger Agreement — Merger Consideration” in this proxy statement/prospectus.

Q.     What is the anticipated business of the combined company?

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of NLS and its subsidiaries related solely to any product candidate of NLS and its subsidiaries, other than NLS’ Dual Orexin Agonist platform. We refer herein to such assets to be disposed as the Legacy Assets. Kadimastem’s current business activities will continue to be carried out by Kadimastem as a wholly-owned subsidiary of NLS.

Q.     What vote is required to approve each proposal at the NLS Meeting?

The following voting majorities are required on the individual proposals of the draft NLS Meeting invitation:

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
Proposal 1 (Advisory vote: Approval of Merger Agreement)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 2 (Ordinary Share Capital Increase re Merger Consideration)	At least two-thirds of the votes represented and a majority of the nominal value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 3 (Ordinary Share Capital Increase re AIR Financing)	At least two-thirds of the votes represented and a majority of the nominal value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 4 (Implementation of capital band (Art. 3a))	At least two-thirds of the votes represented and a majority of the nominal value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 5 (Conditional Share Capital for Employee and Advisory Options (Art. 3b))	At least two-thirds of the votes represented and a majority of the nominal value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 6 (Conditional Share Capital for Shareholders’ Options (Art. 3c))	At least two-thirds of the votes represented and a majority of the nominal value of shares represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 7 (Name Change of NLS)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 8 (Election of the new members to the NLS Board)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 9 (Election of members of the Compensation, Nomination and Governance Committee)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”

Proposal	Votes Required	Effects of Abstentions and Broker Non-Votes
Proposal 10 (Advisory Vote: Composition of the new Senior Management following the Merger)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11.1 (Cash compensation for the Members of the NLS Board)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11.2 (Equity compensation for the Members of the NLS Board)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11.3 (Cash Fixed Compensation for the Executive Officers)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11.4 (Cash Variable compensation for the Executive Officers)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”
Proposal 11.5 (Equity compensation for the Executive Officers)	The majority of the shares bearing voting rights represented.	“Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal”

Q.     Why is NLS providing shareholders with the opportunity to vote on the Merger?

Among other reasons, Swiss corporate law requires that shareholders approve certain significant corporate actions such as the issuance of merger compensation shares at a meeting of the NLS shareholders.

Q.     How does the NLS board of directors recommend NLS shareholders vote?

After careful consideration, the NLS Board recommends that NLS’s shareholders vote:

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        “FOR” Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        “FOR” Proposal No. 7 to approve the name change of NLS.

•        “FOR” Proposal No. 8 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        “FOR” Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        “FOR” Proposal No. 11.5 to approve the equity compensation for the executive officers.

Q.     What will happen in the Merger?

At the Effective Time, each:

•        Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable NLS Common Shares equal to the Exchange Ratio;

•        option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement; and

•        each NLS Common Share issued and outstanding immediately prior to the Effective Time, and each NLS Common Share acquirable upon the exercise of outstanding warrants of NLS, shall continue to remain outstanding and, in addition, be entitled to a contingent value right, or CVR, pursuant to the terms of the Merger Agreement and the CVR Agreement.

In addition, several convertible loans issued to Kadimastem will be converted upon closing, including (1) a loan to NLS from certain lenders, including Alpha Capital Anstalt, in the amount of $1.7 million; and (2) a loan from Michel Revel in the amount of NIS 3.4 million.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the NLS Board, and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein.

In connection with the Closing, NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the Board as of the Effective Time will resign and it is anticipated that Kadimastem’s executive officers and members of its board of directors as of the Effective Time will become NLS’s executive officers and members of the Board, respectively, at the Closing; provided, however, Mr. Alexander Zwyer shall not resign as a member of the Board at the Effective Time and shall remain as a member of the Board and, for a period of one year following the date of the Closing, NLS shall appoint to the Board one individual nominated in writing by Mr. Zwyer and acceptable to NLS.

Q.     What will happen to Kadimastem’s equity awards plans?

At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement.

Q.     Who will be the directors of NLS following the Merger?

At and immediately after the Effective Time of the Merger, subject to the approval of NLS shareholders, the NLS Board is expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Name	Age	Position(s)
Ronen Twito	49	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	86	Director nominee and Chief Scientific Officer
Olivier Samuel	51	Independent Director
Eran Iohan	54	Independent Director nominee
Liora Oren	47	Independent Director nominee
Alexander C. Zwyer	55	Director
Tammy Galili	52	Director nominee

Q.     Who will be the executive officers of NLS immediately following the Merger?

Immediately following the Merger, the executive officers’ team of NLS is expected to be composed as set forth below:

Name	Age	Position(s) with NLS	Current Position(s)
Ronen Twito	49	Executive Chairman and Chief Executive Officer	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	86	Director and Chief Scientific Officer	Director and Chief Scientific Officer
Kfir Molakandov PhD	47	Vice President of Research and Development	Vice President of Research and Development
Nicole Fernandez-McGovern	51	Chief Financial Officer	None
Ariel Revel, MD	63	Director of Medical Affairs	Director of Medical Affairs

Q.     What are the tax consequences of the Merger to me?

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material Swiss tax consequences of the Merger, see the section entitled “Tax Considerations –‒ Switzerland Tax Considerations” in this proxy statement/prospectus.

Q.     What is required to consummate the Merger?

To consummate the Merger, Proposals Nos. 1, 2, 4, 6 and 8 must be approved at the NLS Meeting, or at any permitted adjournment thereof, by the requisite holders of NLS Common Shares and NLS Preferred Shares on the record date for the NLS Meeting. The Merger will not occur if Proposals Nos. 1, 2, 4, 6 and 8 are not approved by NLS’s shareholders, unless NLS and Kadimastem agree to amend the Merger Agreement or waive certain closing conditions.

In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Q.     What conditions must be satisfied or waived to complete the Merger?

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and NLS. In addition, the Merger Agreement requires NLS to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. The Merger Agreement requires NLS to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement. Based on the proceeds received by NLS in connection with its financing transactions undertaken after the execution of the Merger Agreement, and in accordance with the adjustments as set forth in the Merger Agreement, the parties expect that Kadimastem will be required to have approximately $300,000 in cash at the Closing.

Neither NLS nor Kadimastem is required to make any filings or obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, NLS must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of the shares in connection with the Merger, including the filing with the SEC of this proxy statement/prospectus. In addition, in connection with the Merger, Kadimastem is in the process of obtaining a 103K Tax Ruling, from the tax authorities in Israel; both NLS and Kadimastem are required to comply with the provisions thereunder. In Switzerland the merger compensation shares must be registered with the Commercial Register of Zurich prior to the closing of the Merger.

For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “Conditions to the Consummation of the Merger” in this proxy statement/prospectus.

Q.     What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should read and carefully consider the risks set forth in the section entitled “Risk Factors” in this proxy statement/prospectus. You also should read and carefully consider the risks that are described in the documents that are incorporated by reference into this proxy statement/prospectus.

Q.     When and where will the NLS Meeting be held?

The NLS Meeting will be held at 4 pm, local time, on            , 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Q.     Who can attend the NLS Meeting?

The NLS Meeting will be held in person at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland. The NLS Meeting will start at 4 pm Eastern Time, on            , 2025. If, on the record date, your NLS Common Shares or NLS Preferred Shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, or VStock, and/or in NLS’s share ledger, you are considered to be the shareholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by NLS. Any NLS shareholder of record, may attend, listen to and participate in the NLS Meeting in person. Shareholders may vote in person and submit questions in person with the voter control number included in their proxy card. If you choose to vote your shares in person at the NLS Meeting, please bring your enclosed proxy card and means of identification. Even if you plan to attend the NLS Meeting in person, NLS requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the NLS Meeting if you are unable to attend.

Please refer to the section entitled “Extraordinary Shareholders’ Meeting of NLS” for more information on attending the NLS Meeting.

If, on the record date, your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of ordinary shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the NLS Meeting. Because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the NLS Meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the NLS Meeting.

Q.     Who is entitled to vote at the NLS Meeting?

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of            , 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to the NLS meeting.

Q.     What constitutes a quorum at the NLS Meeting?

Neither Swiss law nor the articles of association of NLS provide any quorum requirements applicable to the NLS Meeting.

Q.     What are the Shareholder Support Agreements?

Concurrently with the execution of the Merger Agreement, NLS entered into support agreements, each, a Support Agreement, with certain shareholders of NLS, or the Supporting Persons, covering approximately 40% of the outstanding NLS Common Shares. Pursuant to the Support Agreements, each Supporting Person has agreed, among other things, to vote its NLS Common Shares, and any other voting securities such Supporting Person might hold, in favor of the approval of (i) the issuance of NLS Common Shares equal to the required number of NLS Common Shares to serve as the Merger Consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of NLS Common Shares, for the purpose of making available the required number of NLS Common Shares to serve as the Merger Consideration.

Kadimastem and certain shareholders of Kadimastem entered into a voting and support agreement, covering approximately 44%, as of December 20, 2024, of the outstanding Kadimastem Ordinary Shares, to vote, whether annual or special and whether or not an adjourned or postponed meeting, in favor of approving any proposals regarding the Merger and the other transactions and orders of business set forth in the Merger Agreement. For a more complete description of the Support Agreements, please see the section entitled “Certain Related Agreements — Support Agreements” in this proxy statement/prospectus.

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Q.     How do the insiders of NLS intend to vote on the proposals?

NLS’s directors and executive officers as a group beneficially own and are entitled to vote 577,199 NLS Common Shares, or an aggregate of approximately 17.41% of the issued and outstanding NLS Common Shares as of December 20, 2024. The holders of Common Shares have agreed to vote their securities in favor of each of the Proposals.

The directors and executive officers have informed us that they intend to vote all of their NLS Common Shares

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        “FOR” Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        “FOR” Proposal No. 7 to approve the name change of NLS.

•        “FOR” Proposal No. 8 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        “FOR” Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        “FOR” Proposal No. 11.5 to approve the equity compensation for the executive officers.

Q.     What interests do the current executive officers and directors of NLS have in the Merger?

In considering the recommendation of NLS Board to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, certain of NLS’s directors and executive officers have interests in the Merger that differ from, or extend beyond, those of NLS’s shareholders generally. NLS’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and in recommending to shareholders that they approve the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. NLS’s directors and executive officer do not have interests in the Merger, except for the fact that:

Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Q.     What happens if the Merger is not consummated?

If, for any reason, the Merger does not close, Kadimastem will remain an independent public company and will continue to be listed and traded on the Tel Aviv Stock Exchange, or TASE. Kadimastem’s business will not merger with the Merger Sub and become wholly owned by NLS.

The Merger Agreement contains customary termination rights for each of NLS and Kadimastem, including the right of NLS and Kadimastem to terminate the Merger Agreement if the closing shall not have occurred on or before January 31, 2025, which outside date can be extended by mutual agreement. The Merger Agreement also provides that NLS shall pay to Kadimastem a termination fee of $10,000,000 plus the NLS Operating Expenses (as defined in the Merger Agreement), up to a maximum of $250,000 per month beginning July 28, 2024, and Transaction Expenses (as defined in the Merger Agreement) if NLS terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement

Further, the NLS Board may, following the termination of the Merger Agreement, elect to, among other things, attempt to complete another strategic transaction similar to the Merger, attempt to sell or otherwise dispose of certain assets of NLS or continue to operate the business of NLS.

Q.     When do you expect the Merger to be completed?

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Merger Agreement may be terminated by NLS and/or Kadimastem if the Closing has not occurred by January 31, 2025. NLS and Kadimastem anticipate that the consummation of the Merger will occur in the first quarter of 2025. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the closing of the Merger will occur or if it will occur at all.

For a description of the conditions to the completion of the Merger, see the section titled “Conditions to the Consummation of the Merger” in this proxy statement/prospectus.

Q.     What do I need to do now?

NLS and Kadimastem urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Merger will affect you as a shareholder of NLS. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote at the NLS Meeting?

Shareholders can either vote by personal participation or by representation. All shareholders attending the NLS Meeting (either by personal participation or representation) are requested to complete and sign the registration form, attached as an exhibit to this proxy statement/prospectus and the invitation to the NLS Meeting, latest until          , 2025 (received by 11:59 pm CET) and send it either via postal mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) to NLS.

In the event that you do not intend to participate personally in the NLS Meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder) by completing and signing the respective power of attorney (proxy card).

The independent proxy will be physically present at NLS Meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com), or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than          , 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Q.     If my NLS Common Shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

As disclosed in this proxy statement/prospectus, your broker, bank or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. However, broker non-votes, will be treated as votes cast in the NLS Meeting and count as an “ABSTAIN” vote for a Proposal and in accordance with Swiss law, has the same effect as an “AGAINST” vote on the Proposal.

Q.     What are “broker non-votes”?

If you hold NLS Common Shares beneficially in street name and do not provide your broker or other agent with voting instructions, your NLS Common Shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-discretionary” matters. All the Proposals are non-discretionary matters. As a result, banks, brokers and other nominees will not have discretion to vote on the Proposals.

Q.     May I change my vote after I have mailed my signed proxy card?

Regarding the NLS Meeting, you may change your vote by entering a new vote by internet or submitting a later-dated proxy at any time prior to the closing of the ballots in accordance with the voting instructions provided in the proxy invitation letter. Please note that with the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting. Shareholders of NLS may revoke their proxies at any time prior to the closing of the ballots for the NLS Meeting.

Q.     What happens if I fail to take any action with respect to the NLS Meeting?

Swiss law provides that any resolution duly adopted by the shareholders’ meeting is effective for all shareholders (except for discharge resolutions of the Board, however, with respect to which the NLS Meeting will not resolve on such an agenda item). Therefore, should you fail to take any action in connection with the NLS Meeting, the resolutions adopted at the NLS Meeting will be effective in relation to you. It does not restrict your right to challenge or declare void any resolutions adopted by the NLS Meeting.

Q.     What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        “FOR” Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        “FOR” Proposal No. 7 to approve the name change of NLS.

•        “FOR” Proposal No. 8 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        “FOR” Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        “FOR” Proposal No. 11.5 to approve the equity compensation for the executive officers.

Q.     What should I do if I receive more than one set of voting materials?

With regard to the NLS Meeting, shareholders of NLS which receive more than one set of voting materials are asked to inform NLS and return all redundant voting materials to NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com). Shareholders can only cast as many votes at their shareholding at the record date entitle them to.

Q.     Will the board of directors of NLS and Kadimastem obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

The board of directors of Kadimastem obtained a fairness opinion and a valuation report relating to the Merger in a form reasonably satisfactory to it.

For more information, please see the section entitled “Fairness Opinions and Valuation Reports of Moore Financial Consulting” in this proxy statement/prospectus.

Q.     Do I have appraisal rights in connection with the proposed Merger?

Holders of NLS Common Shares do not have appraisal rights under the laws of the State of Israel or under the laws of Switzerland in connection with the Merger.

Q.     Who is paying for this proxy solicitation?

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.     Who can help answer my questions?

With regard to the NLS Meeting, shareholders of NLS who have questions may contact NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com).

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the NLS Meeting, including the proposal to approve the Merger, you should carefully read this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A to this proxy statement/prospectus as well as the other annexes attached hereto. The Merger Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Merger. It is also described in detail in this proxy statement/prospectus in the section entitled “Summary of the Material Terms of the Merger Agreement,” but is qualified by reference to the complete text of the Merger Agreement. The Items in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information” beginning on page 193 of this proxy statement/prospectus for more information.

The Parties to the Merger

NLS

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. NLS’s lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release, or ER formulation, is being developed for the treatment of narcolepsy (lead indication) and attention deficit hyperactivity disorder, or ADHD (follow-on indication). NLS believes that this dual mechanism of action will also enable mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. NLS is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. NLS’s dual development strategy is designed to optimize the outcome of its clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, NLS believes, exists with respect to the development of its lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

NLS was incorporated on June 10, 2015 as a Swiss limited company. NLS’s registered office and principal executive offices are located at The Circle 6, 8058 Zurich, Switzerland. NLS’s telephone number in Switzerland is +41.44.512.2150 and its website address is https://nlspharma.com. The information contained on, or that can be accessed through, NLS’s website is not part of this proxy statement/prospectus. The website address has been included in this proxy statement/prospectus solely as an inactive textual reference.

After the consummation of the Merger, NLS’s principal executive office will remain at The Circle 6, 8058 Zurich, Switzerland a, Tel: +41.44.512.2150.

Merger Sub

Merger Sub was incorporated on November 3, 2024 under the laws of the State of Israel, as a wholly-owned subsidiary of NLS for the purpose of effecting the Merger and to serve as the vehicle for, and to be subsumed by, Kadimastem pursuant to the Merger.

Kadimastem

Kadimastem is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf” allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells, or hESCs, into functional cells.

Kadimastem is primarily developing two products:

1.      AstroRx®, Kadimastem’s lead product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are mainly cells that support the central nervous system, or CNS.

2.      IsletRx is Kadimastem’s treatment for diabetes. IsletRx is comprised of functional, insulin and glucagon producing and releasing pancreatic islet cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes.

Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is currently listed on the TASE (TASE: KDST).

Kadimastem’s principal offices are located at Pinchas Sapir 3, Weizmann Science Park, Nes-Ziona, Israel.

General Description of the Merger and the Merger Agreement (Pages 82 and 93)

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Merger.

Pursuant to the Merger Agreement: (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time, each issued and outstanding Kadimastem Ordinary Share will be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the terms of the Merger Agreement. It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments, as of the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financing transactions from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

The Exchange Ratio will be determined based on a formula that is expected to result in the number of issued and outstanding Kadimastem Ordinary Shares (calculated on a fully-diluted basis, inclusive of Kadimastem Ordinary Shares resulting from the conversion of Kadimastem’s equity awards) being exchanged for that certain number of newly issued NLS Common Shares that will equal 80% of all issued and outstanding shares (calculated on a fully-diluted basis, inclusive of Kadimastem’s equity awards assumed by NLS), subject to the adjustments as set forth in the Merger Agreement, including: (i) the amount of any proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives, in each case during the period following the Signing Date (as defined in the Merger Agreement) up to and including the Closing (as defined in the Merger Agreement), or the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Closing differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Closing differs from the target of $0, and (iv) the amount by which Kadimastem’s estimate of its cash at the Closing differs from the target of $3,500,000, subject to the Investment Proceeds Adjustment.

For example, if (i) the Merger was consummated as of December 20, 2024, (ii) the amount of proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives equaled $2,700,000, (iii) the amount of NLS’s estimate of its cash at the Closing equaled $2,200,000, inclusive of the Investment Proceeds Adjustment, (iv) the amount of NLS’s estimate of its indebtedness at the Closing equaled $0, and (iv) the amount of Kadimastem’s estimate of its cash at the Closing equaled $2,600,000, inclusive of the Investment Proceeds Adjustment, each Kadimastem Ordinary Share (on a fully diluted basis) would have been entitled to receive approximately 3 NLS Common Shares on a fully diluted basis.

The Merger Agreement further provides that, upon the terms and subject to the conditions thereof, following the Closing, NLS shall work diligently to dispose of any Legacy Assets. It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrantholders of NLS as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement, subject to the adjustments set forth therein.

Merger Consideration (Page 93)

Pursuant to the terms of the Merger Agreement, each Kadimastem Ordinary Share will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable NLS Common Shares equal to the Exchange Ratio, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of NLS or Kadimastem to satisfy certain closing conditions, including, without limitation, those closing conditions set forth above; provided, however, that in the event that the Closing Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Closing Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of Company NLS Common Shares issued as Merger Consideration (as defined in the Merger Agreement) shall not exceed the product of (i) the number of Company NLS Common Shares issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

Expected Timing of the Merger (Page 102)

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. The Merger Agreement may be terminated by NLS and/or Kadimastem if the Closing has not occurred by January 31, 2025.

NLS and Kadimastem anticipate that the consummation of the Merger will occur in the first quarter of 2025. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the closing of the Merger will occur or if it will occur at all.

For a description of the conditions to the completion of the Merger, see the section titled “Conditions to the Consummation of the Merger” in this proxy statement/prospectus.

NLS Meeting (Page 96)

Date, Time and Place of the of the NLS Meeting

The NLS Meeting will be held at 4 pm, local time, on            , 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland. NLS will be hosting the NLS Meeting in person to consider and vote upon:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        Proposal No. 7 to approve the name change of NLS.

•        Proposal No. 8 to approve the election of the new members to the NLS Board.

•        Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        Proposal No. 11.5 to approve the equity compensation for the executive officers.

Purpose of the NLS Meeting

NLS is holding the NLS Meeting for the following purposes:

1.      To approve, on an advisory basis, the Merger Agreement.

2.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by          , and up to a maximum of CHF          , to create the required number of the Company Common Shares to be issued at the effective time of the Merger to the shareholders of Kadimastem in exchange for their Kadimastem Ordinary Shares.

3.      To approve the increase of the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF            (i.e., via the issuance of a maximum of            fully paid-in preferred shares in the Company with a nominal value of CHF 0.03 each. The new nominal value of CHF 0.03 per share (currently CHF 0.80 per share) of the Company is subject of the approval of the Company’s Swiss statutory auditor and shareholders at the upcoming extraordinary shareholders’ meeting of NLS on January 14, 2025. The NLS Board reserves the right to split the total maximum number of            fully paid-in preferred shares to one or more issuances of no less than            fully paid-in preferred shares per each increase.

4.      To approve to amend the upper limit of the capital band in article 3a paragraph 1 of the Company’s articles of association, as amended, or the Articles, to the maximum amount permitted by law (i.e. an amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting) for a period of five years from the date of the NLS Meeting.

5.      To approve conditional share capital for employee and advisory options (3b) of the Company being equal to the maximum amount of CHF            (article 3b paragraph 1 of the Articles).

6.      To approve the conditional share capital for shareholders’ options of the Company (article 3c paragraph 1 of the Company’s articles of association, as amended) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital to be calculated on the day of the extraordinary shareholders’ meeting less the amount of the conditional share capital for employee and advisory options in accordance with article 3b paragraph 1 of the Articles).

7.      To approve the change of the Company’s name to NUCELX AG and to amend the title and article 1 of the Company’s Articles accordingly.

8.      To approve the election of Mr. Ronen Twito as Executive Chairman of the NLS Board and each of Prof. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili to serve as members of the Company’s board of directors for a term lasting until the next annual ordinary shareholders’ meeting of NLS.

9.      To approve the election of Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

10.    To approve on an advisory basis the appointment of the new senior management of the Company, as follows: Mr. Ronen Twito (Executive Chairman and Chief Executive Officer), Prof. Michel Revel, MD, PhD (Chief Scientific Officer), Mr. Kfir Molakandov PhD (Vice President Research and Development) and Mr. Ariel Revel, MD (Director of Medical Affairs).

11.1  To approve a new maximum aggregate amount of CHF            (cash base compensation including all applicable social security contributions) for the fixed compensation of the NLS Board for the current term of office of the NLS Board until the next ordinary shareholders’ meeting of NLS.

11.2. To approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF            (equity or equity linked instruments including all applicable social security contributions) for the compensation of the Company’s board of directors for the current term of office lasting until the next ordinary shareholders’ meeting.

11.3. To approve the new maximum aggregate amount of CHF            (cash compensation including all applicable social security contributions) for the fixed compensation of the Company’s executive officers for the financial year 2025.

11.4. To approve the new maximum aggregate amount of CHF            (cash compensation including all applicable social security contributions) for the variable compensation of the Company’s executive officers for the financial year 2025.

11.5. To approve the grant of equity or equity linked instruments with maximum aggregate amount of CHF            (equity or equity linked instruments including all applicable social security contributions) for the Company’s executive officers for the financial year 2025.

Voting Power; Record Date

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of          , 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to the NLS Meeting.

During the period from           , 2025 until and including           , 2025, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before the NLS Meeting are no longer entitled to vote to that extent.

Holders of Common Shares or Preferred Shares, who are entered in the shareholder register at the record date, are entitled to vote at the NLS Meeting, whereby each Common Share and/or Preferred Share entitles its holder to one vote.

Quorum and Vote of NLS’s Shareholders

Neither Swiss law nor the articles of association of NLS provide any quorum requirements applicable to the NLS Meeting. Therefore, any amount of NLS shareholders present or NLS Common Shares or NLSP Preferred Shares represented at the NLS Meeting constitutes a quorum.

The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another’s property short of the destruction or waste of its substance), who are entered in our share register as of           , 2025, 11:59 pm CET (record date).

Pursuant to Swiss law, the NLS Meeting generally approves resolutions by an absolute majority of the shares represented at the shareholders’ meeting, or a Simple Majority Vote. In certain instances, however, Swiss law or the articles of association require the NLS Meeting to approve a resolution by at least two-thirds of the voting rights represented at the shareholders’ meeting and an absolute majority of the nominal value of shares represented at such meeting, or a Supermajority Vote. The NLS Meeting requires a Supermajority Vote for the following Proposals:

•        Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

Proxy Solicitation

Shareholders entitled to vote in the NLS Meeting may be represented by the independent proxy or a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. Proxies may be solicited by mail, e-mail, internet or in person.

KBT Treuhand AG, represented by David Maillard, acts as independent proxy in the NLS Meeting. The independent proxy will be physically present at the NLS Meeting to vote on behalf of the shareholders who issued instructions to him. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than           , 2025, (received by 11:59 pm EST)

If a shareholder opts to be represented by another registered shareholder or a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of the designated representative. Such designated representative may only cast a shareholder’s vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the registered shareholder or third party as its designated representative.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting. A shareholder may also change its vote by entering a new vote by Internet, submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

Recommendation of the NLS Board to Shareholders

•        Board has determined that the Merger and the other Proposals to be presented at the NLS Meeting are fair to and in the best interest of NLS’s shareholders and unanimously recommends that its shareholders vote

•        “FOR” Proposal No. 1 to approve the Merger Agreement.

•        “FOR” Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        “FOR” Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        “FOR” Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        “FOR” Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        “FOR” Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        “FOR” Proposal No. 7 to approve the name change of NLS.

•        “FOR” Proposal No. 8 to approve the election of the new members to the NLS Board.

•        “FOR” Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        “FOR” Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        “FOR” Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        “FOR” Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        “FOR” Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        “FOR” Proposal No. 11.5 to approve the equity compensation for the executive officers.

Reasons for the Merger (Page 86)

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board took into account information presented during the process and considered the following factors that it viewed as supporting its decision to approve the Merger Agreement:

Strategic Synergies

•        Complementary Strengths: The Merger allows the combined company to leverage complementary expertise and products, enabling the delivery of more holistic solutions.

•        Expansion of Market Reach: Combining operations increases market penetration and geographical coverage.

•        Strengthened Competitive Position: A unified entity can compete more effectively in a crowded or consolidating industry.

Financial Advantages

•        Cost Synergies: Significant cost savings are anticipated by eliminating operational redundancies.

•        Revenue Growth: New revenue streams may be unlocked, including cross-selling opportunities and market expansion.

•        Enhanced Financial Stability: A stronger balance sheet enhances flexibility for investments and market fluctuations.

Innovation and R&D Opportunities

•        Shared Research and Development Capabilities: Pooling resources accelerates breakthroughs in fighting diabetes and other areas.

•        Faster Time-to-Market: Streamlining product development reduces time-to-market for new offerings.

Operational Efficiencies

•        Integrated Supply Chain: Optimized supply chain operations reduce costs and improve efficiency.

•        Enhanced Workforce Utilization: Combining talent improves execution and productivity.

•        Improved IT and Infrastructure: Consolidating systems ensures scalability and reduced costs.

Competitive Advantages

•        Market Leadership: The combined entity is better positioned to dominate the market.

•        Differentiation: The merger facilitates the creation of differentiated offerings.

•        Defensive Strategy: Joining forces mitigates external threats like competition or hostile takeovers.

Shareholder Benefits

•        Increased Value: The merger improves financial performance, earnings, and potentially returns for shareholders.

•        Stronger Growth Potential: A unified market presence potentially offers more robust long-term growth opportunities.

Risk Diversification

•        Product or Service Diversification: Merging portfolios reduces dependency on a single product or market.

•        Geographic Diversification: Operating in diverse regions mitigates exposure to regional downturns.

•        Customer Base Expansion: Broadening the customer base reduces reliance on a few key clients.

Cultural and Vision Alignment

•        Shared Mission: Aligning strategic goals unifies purpose.

•        Cultural Compatibility: A strong cultural fit is expected to ensure smoother integration and employee retention.

Access to Resources

•        Capital and Financing: Greater financial resources facilitate investment in growth areas.

•        Intellectual Property (IP): Combining IP assets strengthens competitive positioning.

•        Talent Pool: Retaining top talent enhances operational capabilities.

The Kadimastem Board considered various factors that supported its decision to approve the Merger Agreement, including:

Strategic Synergies

•        Complementary Strengths: The combined expertise and product portfolio enhance the combined company’s ability to deliver comprehensive solutions.

•        Market Expansion: Operating in new geographies or market segments increases reach and diversification.

•        Strengthened Competitive Position: A larger entity is better equipped to navigate industry competition.

Financial Benefits

•        Operational Efficiencies: Eliminating redundancies reduces costs and potentially increases profitability.

•        Growth Potential: Access to new revenue opportunities and markets strengthens the financial outlook.

•        Resource Consolidation: The merger creates a more robust financial foundation.

Advantages to Kadimastem Officers and Directors

•        Increased Value for Shares Held by Insiders: Increased value for shares held by insiders due to Nasdaq liquidity and valuation advantages.

•        Increased Credibility: Advantages of being Nasdaq-listed company and potential created from enhanced status.

Innovation and Collaboration

•        Accelerated R&D: Sharing research and resources accelerates innovation in key areas, including diabetes.

•        Improved Product Development: Unified efforts enhance time-to-market efficiency.

Operational Strengths

•        Enhanced Infrastructure: Consolidation leads to improved technological and operational frameworks.

•        Stronger Workforce: Combining teams increases capacity and innovation potential.

Competitive Landscape

•        Industry Leadership: Kadimastem believes that merger positions the combined entity as a leader in its field.

•        Defensive Strategy: Merging reduces vulnerabilities to external threats and competition.

Shareholder Value

•        Enhanced Returns: Improved operational efficiency and revenue generation are expected to drive shareholder value.

•        Long-Term Growth: A unified strategy fosters sustainable growth opportunities.

•        Risk Mitigation: Diversification of products, regions, and customer bases reduces potential risks.

Vision and Cultural Alignment

•        Unified Mission: A shared vision enhances focus on long-term goals.

•        Integration Potential: Strong cultural alignment is expected to ensure successful integration post-merger.

Kadimastem’s board of directors also considered the valuation reports and the fairness opinions prepared by Moore Financial Consulting, or Moore, an independent financial advisor retained by Kadimastem for the Merger, as to the valuations of NLS and Kadimastem pursuant to the Merger Agreement and as to the fairness of the Merger to Kadimastem, as more fully described below in the section entitled “— Fairness Opinion and Valuation Reports of Moore Financial Consulting.”

Fairness Opinions and Valuation Reports of Moore Financial Consulting (Page 89)

Kadimastem retained Moore Financial Consulting (“Moore”, as financial advisor to Kadimastem, in connection with the Merger. In arriving at its opinion, Moore, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available business and financial information concerning Kadimastem and NLS (collectively, the “Companies”) and the industries in which they operate; (iii) analyzed Companies’ share pricing as traded on the respective stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Companies relating to their businesses (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of the opinion.

In addition to the above, Moore has held discussions with certain members of the management of the Companies with respect to certain aspects of the Merger, and the past and current business operations of the Companies, the financial condition and future prospects and operations of the Companies, and certain other matters Moore believed necessary or appropriate for its inquiry.

On November 5, 2024, Moore rendered its oral opinion to Kadimastem’s Chairman of the board of directors, the Chief Executive Officer and VP Research and Development, subsequently confirmed by delivery to the Kadimastem written valuation reports and a fairness opinion dated December 19, 2024, that, as of such date, and based upon and subject to the various assumptions qualifications, limitations and other matters described in its written opinion, the exchange ratio in the proposed Merger if fair to Kadimastem, from a financial point of view.

For a summary of Moore’s fairness report, please see page 89.

Interests of NLS’s Directors and Executive Officers in the Merger (Page 92)

In considering the recommendation of NLS Board to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, certain of NLS’s directors and executive officers have interests in the Merger that differ from, or extend beyond, those of NLS’s shareholders generally. NLS’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and in recommending to shareholders that they approve the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. Certain of NLS’s directors and executive officer do not have interests in the Merger, except for the fact that:

Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

Treatment of Kadimastem and Kadimastem’s Equity Awards and Award Plan (Page 94)

At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement. For more information please see “The Merger Agreement — Equity Awards and Warrants” of this proxy statement/prospectus.

No Solicitation of Acquisition Proposals (Page 92)

NLS also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify Kadimastem as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep Kadimastem informed of the status of any such inquiries, proposals, offers or requests for information. If the Board determines, after consultation with its financial advisors and outside legal counsel, that an unsolicited Parent Acquisition Proposal constitutes a Parent Superior Proposal it may, subject to giving Kadimastem an opportunity to propose revisions to the Merger Agreement which would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, cause NLS to terminate the Merger Agreement in order to enter into a definitive agreement relating to such Parent Superior Proposal and to pay Kadimastem a termination fee of $10,000,000 and the additional fees and expenses as set forth in the Merger Agreement. For more information please see “The Merger Agreement — Covenants of the Parties; Conduct of Business Pending the Merger; NLS Meeting” of this proxy statement/prospectus.

Conditions to the Consummation of the Merger (Page 96)

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and NLS. In addition, the Merger Agreement requires NLS to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. The Merger Agreement requires NLS to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement. Based on the proceeds received by NLS from certain parties following its most recent financings from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), and in accordance with the adjustments as set forth in the Merger Agreement, the parties expect that Kadimastem will be required to have approximately $300,000 in cash at the Closing.

The obligations of the parties to complete the Merger are subject to various additional conditions, including the conditions set forth herein under the section entitled “The Merger Agreement — Conditions to Closing.”

Regulatory approvals (Page 95)

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Shares are listed exclusively on the Nasdaq Capital Market, or Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

In the United States, NLS must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of NLS Common Shares and the filing of this proxy statement/prospectus with the SEC.

As a condition to closing of the Merger, the Merger Agreement sets forth that Kadimastem shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, NLS Common Shares will be offered to Kadimastem’s shareholders. As such, it is plausible to conclude that NLS is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, Kadimastem has requested that the ISA approve an exemption to the foregoing requirement given that NLS is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such, all relevant information is available to the Israeli public, and NLS shall continue to provide information in accordance with the Securities Act. Kadimastem’s request remains in process with the ISA. Pursuant to Kadimastem’s petition to the court, the court ordered that Kadimastem will convene a shareholders’ meeting for approval of the merger.

Governance of the Combined Company after the Merger (Page 96)

The combined company will continue to maintain Kadimastem’ current headquarters, in Nes Ziona, Israel.

Pursuant to the Merger Agreement, the combined company will adopt an amended and restated articles of association. Pursuant to the expected he combined company’s articles of association, the board of directors of the combined company shall be composed of up to six (6) members.

The current members of the board of directors of Kadimastem will continue to serve as the members of the board of directors of the combined company. The board of directors shall comprise of Mr. Ronen Twito, who will also be elected Chairman of the board of directors, Mr. Michel Revel, Mr. Olivier Samuel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili.

At each annual general meeting, the term of office of all directors serving at that time shall end and new directors shall be elected, by a resolution adopted by a simple majority. Notwithstanding the above, if directors were not appointed at the annual meeting, the directors appointed at the previous annual meeting shall continue to serve. Directors whose term of office has ended as aforesaid may be re-elected for an additional term. This regulation shall not apply to external directors. Mr. Ronen Twito shall serve as the combined company’s Chief Executive Officer (CEO). The CEO shall be entitled from time to time to appoint managers, clerks, employees, agents and servants for the company, for permanent, temporary or special positions, as the CEO shall deem fit from time to time, and likewise the CEO shall be entitled to terminate the service of one or more of these from time to time and at any time, at their discretion. The CEO may determine the powers and duties of the above-mentioned and their salaries and bonuses and may require securities in such cases and in such amounts at their discretion.

NLS is a foreign private issuer and, as such, is eligible for exemption from certain Nasdaq corporate governance requirements that apply to issuers that are not foreign private issuers.

Share Ownership of NLS Directors and Executive Officers

As of the date of this proxy statement/prospectus, NLS’s directors and executive officers as a group, owned and were entitled to vote 577,199 NLS Common Shares, or 17.41% of the outstanding NLS Common Shares.

The directors and executive officers have informed us that they intend to vote all of their NLS Common Shares “FOR” the approval of the Merger, and “FOR” any adjournment of the shareholders’ meeting, if necessary or appropriate, to solicit additional proxies.

Share Ownership of Kadimastem Directors and Executive Officers

As of the date of this proxy statement/prospectus, Kadimastem’s directors and executive officers as a group, owned and were entitled to vote 1,379,829 Kadimastem Ordinary Shares on a fully diluted basis, or 20.1% of the outstanding Kadimastem Ordinary Shares on a fully diluted basis.

The directors and executive officers have informed us that they intend to vote all of their Kadimastem Ordinary Shares “FOR” the approval of the Merger, and “FOR” any adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies.

Termination of the Merger Agreement (Page 98)

The Merger Agreement contains customary termination rights for each of NLS and Kadimastem, including the right of NLS and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before January 31, 2025, which outside date can be extended by mutual agreement. The Merger Agreement also provides that NLS shall pay to Kadimastem a termination fee of $10,000,000 plus the NLS Operating Expenses (as defined in the Merger Agreement), up to a maximum of $250,000 per month beginning July 28, 2024, and the Transaction Expenses (as defined in the Merger Agreement) if NLS terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Related Agreements (Page 104)

Contingent Value Right Agreement

Prior to the Closing, NLS will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Support Agreements

Concurrently with the execution of the Merger Agreement, NLS entered into Support Agreement with the Supporting Persons, covering approximately 40% of the outstanding NLS Common Shares. Pursuant to the Support Agreements, each Supporting Person has agreed, among other things, to vote its NLS Common Shares, and any other voting securities such Supporting Person might hold, in favor of the approval of (i) the issuance of NLS Common Shares equal to the required number of NLS Common Shares to serve as the Merger Consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of NLS Common Shares, for the purpose of making available the required number of NLS Common Shares to serve as the Merger Consideration.

Kadimastem and certain shareholders entered into a voting and support agreement, covering approximately 44% of the outstanding Kadimastem Ordinary Shares, to vote, whether annual or special and whether or not an adjourned or postponed meeting, in favor of approving any proposals regarding the Merger and the other transactions and orders of business set forth in the Merger Agreement.

Executive Officers of NLS Following the Merger (Page 138)

Immediately following the Merger, subject to the approval of NLS shareholders, the executive officers’ team of NLS is expected to be composed as set forth below:

Name	Age	Position(s) with NLS	Current Position(s)
Ronen Twito	49	Executive Chairman and Chief Executive Officer	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	86	Director and Chief Scientific Officer	Director and Chief Scientific Officer
Kfir Molakandov PhD	47	Vice President of Research and Development	Vice President of Research and Development
Nicole Fernandez-McGovern	51	Chief Financial Officer	None
Ariel Revel, MD	63	Director of Medical Affairs	Director of Medical Affairs

Directors of NLS Following the Merger (Page 138)

At and immediately after the Effective Time of the Merger, the NLS Board is expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Name	Age	Position(s)
Ronen Twito	49	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	86	Director nominee and Chief Scientific Officer
Olivier Samuel	51	Independent Director nominee
Eran Iohan	54	Independent Director nominee
Liora Oren	47	Independent Director nominee
Alexander C. Zwyer	55	Director nominee
Tammy Galili	52	Director nominee

Certain Material Swiss Tax Considerations (Page 157)

For a description of certain material Swiss tax consequences of the Merger and the ownership and disposition of NLS Common Shares, see the section entitled “Tax Considerations — Switzerland Tax Considerations”.

Risk Factors (Page 19)

In evaluating the proposals to be presented at the NLS Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors”. These risks are summarized below.

Summary of Risk Factors

Investing in our common shares and Warrants involves substantial risks. Our ability to execute our strategy is also subject to certain risks. The risks described below may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. In particular, our risks include, but are not limited to, the following summary of such risk factors:

Risks Related to Our Business

•        We may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current clinical mid-stage product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

•        We may not be able to initiate our Phase 3 clinical trials in Quilience without additional pre-clinical studies, chemistry, manufacturing, and controls, or CMC, work or early-stage clinical trials;

•        Prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD; and

•        If, and when, we seek to commercialize Quilience and/or Nolazol, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates, and therefore, the loss of a significant number of patient referrals by physicians prescribing Quilience and/or Nolazol may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationships with Third Parties

•        We are dependent on a sole manufacturer for mazindol drug substance as well as the drug product. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

•        We may seek to form additional strategic alliances in the near future with respect to our product candidates and to Mazindol in particular, and if we do not achieve such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Risks Related to Our Intellectual Property

•        If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used to compete against us;

•        If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets; and

•        We may in the future be subject to future claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Related to Our Financial Condition and Capital Requirements

•        Our financial statements for the year ended December 31, 2023, contained a going concern disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

•        To date, we have not generated any revenue, and we do not expect to generate any significant revenue unless and until we obtain marketing approval to commercialize Quilience and/or Nolazol. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of December 31, 2023, we had an accumulated deficit of approximately $70.4 million.

•        To date, we have not generated any revenues, have a history of losses and expect to incur losses in the foreseeable future and will need to raise substantial additional capital to successfully complete development, achieve and maintain phase 3 readiness, and seek to commercialize Quilience and/or Nolazol or other product candidates including NLS-3, NLS 4, NLS-8, NLS-11, and NLS-12 and the Aexon Labs Inc., or Aexon, platform, recently in-licensed, that we may seek to develop in the future, and such capital may not be available to us or available to us only on unfavorable terms.

•        As a public company, we are required to comply with extensive securities rules and regulations and Swiss governmental and Nasdaq Capital Market regulations, which are expensive, and which require significant management attention. We may voluntarily choose, or be forced to delist, from the Nasdaq Capital Market in case of non-compliance and or due to financial purposes.

Risks Related to the Regulatory Environment

•        We require regulatory approvals prior to any attempt to commercialize our product candidates from the FDA and the EMA; and

•        Our data from clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience and/or Nolazol or other product candidates that we may seek to develop in the future.

Risks Related to the Ownership of Our Securities

•        Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities or us seeking to transfer our listed securities to a different exchange;

•        The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants;

•        As a “foreign private issuer” we follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

•        For as long as we remain an emerging growth company, or EGC, we will be exempt from certain securities laws requirements, including the fact that our auditors are not required to conduct an audit of our internal control over financial reporting; however, once we cease to qualify as an EGC, we will no longer be permitted to rely on such exemptions and as a result we will incur additional legal, accounting and other expenses; and

•        We have identified material weaknesses in our internal control over financial reporting and instituted ongoing remediation efforts. If our ongoing remediation efforts are not effective, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our common shares and Warrants may be adversely affected.

See the section entitled “Where You Can Find More Information” beginning on page 193 of this proxy statement/prospectus for more information about the SEC filings incorporated by reference into this proxy statement/prospectus.

Nasdaq Capital Market Listing (see page 103)

Prior to consummation of the Merger, NLS intends to file a listing of additional securities application with Nasdaq, as required by Nasdaq to effect the issuance of NLS Common Shares in connection with the Merger or upon exercise of options or warrants or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares that will be assumed by NLS in connection with the Merger. If such application is accepted, NLS anticipates that its securities will be listed on the Nasdaq Capital Market following the closing of the Merger and, subject to approval of Proposals 1, 2, 4, 6 and 8 in the NLS Meeting, will trade under NLS’s new name, NUCLEX AG.

Anticipated Accounting Treatment (Pages 103)

The most recent financial information available for NLS for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The most recent financial information available for Kadimastem for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards. The Merger will be accounted for using the acquisition method of accounting, and Kadimastem will be treated as the accounting acquirer.

Following the closing of the Merger, Kadimastem will appoint to its board of directors NLS’s officers and members of the NLS Board, will resign as of the Effective Time, except for Alexander Zwyer and Olivier Samuel, and it is anticipated that Kadimastem’s officers and members of its board of directors as of the Effective Time the majority will become NLS’s officers and members of the NLS Board. Further, Kadimastem will control the daily activities, operations and major decisions of the combined company post-Merger.

Comparison of Shareholder Rights (Page 161)

Upon completion of the Merger, Kadimastem’s shareholders immediately prior to the Effective Time of the Merger will receive NLS Common Shares and become NLS shareholders, and their rights will be governed by applicable Swiss law, including the Swiss Code of Obligations, or the CO, and by the Articles. Kadimastem’s shareholders will have different rights once they become shareholders of the combined company due to differences between Swiss law and the governing documents of NLS, on the one hand, and Israeli law and the governing documents of Kadimastem, on the other hand. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights and Corporate Governance” beginning on page 161.

No Appraisal Rights (Page 185)

The Israeli Companies Law does not provide for shareholders’ appraisal rights except for the appraisal by a court under limited circumstances in connection with an acquisition of the shares of a publicly traded company. NLS’s shareholders are not entitled to appraisal rights in connection with the Merger.

Holders of NLS Common Shares do not have appraisal rights under the laws of Switzerland in connection with the Merger.

For further information relating to appraisal rights, see the sections entitled “Compulsory Acquisitions; Appraisal Rights” beginning on page 185, of this proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

NLS Common Shares trade on Nasdaq under the symbol “NLSP” and Kadimastem Ordinary Shares trades on the TASE under the symbol “KDST”.

The table below sets forth the closing price per NLS Common Share on Nasdaq and per Kadimastem Ordinary Share on TASE on July 29, 2024, the date preceding public announcement of the Merger, and on December 24, 2024, the latest practicable date before the date of this proxy statement/prospectus, and the equivalent price Kadimastem Ordinary Share (as determined by multiplying the closing price per share of NLS Common Share by the Exchange Ratio of 80%/20%) on each such date.

Date	NLS Common Share closing price per share ($)	Kadimastem Ordinary Share closing price per share ($)(1)	Equivalent value of Merger consideration per Kadimastem Ordinary Share(2)	Equivalent value of Merger consideration per Kadimastem Valuation report(3)
July 29, 2024	9.35	1.59	12,321,983	0
December 24, 2024	1.89	3.27	24,229,130	71,307,000

(1)    As Kadimastem Ordinary Shares trade on the TASE, there is a lack of liquidity. It is therefore difficult to determine a current active market valuation. Prior to the announcement of the deal, daily trading volume was around $1,500.

(2)    In accordance with the Merger Agreement on a fully diluted basis

(3)    Moore’s valuation report for Kadimastem attached to this proxy statement/prospectus values it at USD 71,307,000 based on the details analysis.

The market prices of NLS Common Share and Kadimastem Ordinary Share have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the NLS Meeting and the date the Merger is completed and thereafter. See “Risk Factors — Risks Related to the Merger”. We encourage you to obtain current quotes for the NLS Common Share and Kadimastem Ordinary Share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding NLS, Kadimastem and their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        the ability of NLS and Kadimastem to consummate the Merger;

•        the risks that the consummation of the Merger is substantially delayed or does not occur, for example due to the failure to obtain shareholder approval;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the expected benefits of the Merger;

•        the unexpected costs related to the proposed Merger;

•        the financial and business performance of NLS, including financial projections and business metrics and any underlying assumptions thereunder;

•        changes in NLS’s and Kadimastem’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of NLS’s and Kadimastem’s business model;

•        NLS’s and Kadimastem’s ability to scale in a cost-effective manner;

•        developments and projections relating to NLS’s and Kadimastem’s competitors and industry;

•        NLS’s and Kadimastem’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        expectations regarding the time during which NLS will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

•        NLS’s and Kadimastem’s future capital requirements and sources and uses of cash;

•        NLS’s and Kadimastem’s ability to obtain funding for their operations;

•        NLS’s and Kadimastem’s business, expansion plans and opportunities;

•        NLS’s and Kadimastem’s management and board of directors;

•        the listing of NLS’s securities on Nasdaq;

•        geopolitical risk and changes in applicable laws or regulations;

•        fluctuations in exchange rates between the foreign currencies in which NLS and Kadimastem typically do business and the United States dollar; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of NLS or Kadimastem as of any subsequent date, and neither NLS nor Kadimastem undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of NLS may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Merger or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against NLS or Kadimastem following announcement of the proposed Merger and transactions contemplated thereby;

•        the inability to complete the Merger due to the failure to obtain approval of the shareholders of NLS or Kadimastem or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of NLS Common Shares on Nasdaq following the Merger;

•        the risk that the proposed Merger disrupts current plans and operations of NLS as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition and the ability of NLS to grow and manage growth profitably;

•        costs related to the Merger;

•        changes in applicable laws or regulations;

•        the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which NLS intends to operate;

•        NLS’s ability to raise capital;

•        the possibility that NLS or Kadimastem may be adversely affected by other economic, business and/or competitive factors;

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors”; and

•        other factors beyond the control of NLS and Kadimastem and their respective management teams.

RISK FACTORS

The following risk factors will apply to business and operations of NLS following the Closing. NLS will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus before deciding how to vote your NLS Common Shares. You should also read and consider the risks associated with the business of NLS because these risks may also affect the combined company. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Risk Factors Summary

The following is a summary of some of the risks and uncertainties that could materially adversely affect NLS’s business, financial condition and results of operations following the Closing. You should read this summary together with the more detailed description of each risk factor contained below:

•        NLS may fail to comply with data protection legislation or appropriate practices.

•        NLS is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

•        The registration of share capital increases or decreases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary or conditional share capital increases or share capital increases by means of a capital band may be challenged.

•        The NLS Common Shares are not listed in Switzerland, our home jurisdiction. As a result, the Swiss takeover regime does not apply.

•        U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against NLS Pharmaceutics or its executive management or members of the Board.

•        NLS’s status as a Swiss stock corporation means that its shareholders enjoy certain rights that may limit its flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

•        Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

•        Following the closing of the Merger, NLS may lose its foreign private issuer status, which would then require it to comply with the domestic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and cause it to incur significant legal, accounting and other expenses.

•        Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of NLS Common Shares or Kadimastem Ordinary Shares and the future business and financial results of NLS and Kadimastem.

•        The ownership interests of NLS’s and Kadimastem’s shareholders will be diluted by the consummation of the Merger, and NLS’s and Kadimastem’s shareholders will exercise less influence over management than they exercised before the Merger.

•        The interests of NLS’s and Kadimastem’s directors and executive officers include, among other things, the continued service as a director or executive officer of NLS following the Merger and certain rights to continuing indemnification and directors’ and officers’ liability insurance for Kadimastem directors and executive officers. There is a risk that these interests may influence the directors and executive officers to support the Merger.

•        The Merger is subject to the satisfaction or waiver of conditions that may not be satisfied or completed on a timely basis, if at all. Failure to consummate the Merger could adversely affect the future business and financial results of NLS.

•        NLS or Kadimastem may waive one or more of the conditions to the Merger without re-soliciting shareholder approval.

•        The Merger may be completed even though material adverse changes subsequent to the announcement of the Merger, such as industry-wide changes or other events, may occur.

•        NLS will have limited protection in the event that any of the representations and warranties made by Kadimastem ultimately proves to be inaccurate or incorrect.

•        Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger.

•        Lawsuits may be commenced seeking to enjoin or prevent the Merger or seeking other relief which may delay or prevent the completion of the Merger and result in NLS or Kadimastem incurring substantial costs.

•        The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of what the operating results and financial condition of NLS for the historical periods presented would have been or may be following consummation of the Merger.

•        If the Merger’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of securities may decline.

•        Even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement.

•        Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf”, allogenic, proprietary cell products, which may not be successful.

•        Following the Merger, NLS may be unable to integrate successfully and realize the anticipated benefits of the Merger.

•        Following the Merger, NLS’s business strategy will depend heavily on advancing and commercializing its pipeline products. However, NLS’s research and development efforts are subject to substantial risk, as drug development requires significant investment and faces inherent uncertainties.

•        Kadimastem has incurred significant operating losses since Kadimastem’s inception and anticipate that Kadimastem will incur continued losses for the foreseeable future.

•        Kadimastem cannot give any assurance that any of its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

•        Kadimastem has not generated revenue from any product candidate and may never be profitable.

•        The results of Kadimastem’s clinical trials may not support its product candidates’ claims or any additional claims Kadimastem may seek for its drug substances and product candidates and its clinical trials may result in the discovery of adverse side effects.

•        Kadimastem will need to obtain FDA approval of any proposed names for its drug substances that gain marketing approval/

•        International expansion of Kadimastem’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, within Israel, the EU and Japan.

•        Kadimastem’s market is subject to intense competition, which may result in others commercializing products before or more successfully.

The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

NLS Risk Factors

NLS may fail to comply with data protection legislation or appropriate practices.

NLS is subject to laws regarding the protection, privacy and security of personal information, such as the Swiss Federal Act on Data Protection (Bundesgesetz über den Datenschutz of 2020, as amended) (the “Federal Data Protection Act”) and Regulation (EU) 2016/679 (General Data Protection Regulation, or “GDPR”), and expects the regulatory landscape to continue to evolve. Data protection laws may impose restrictions on data practices which may necessitate changes to NLS’s operations, impact operational efficiency, prevent the application of certain marketing and sales initiatives and result in increased regulatory and compliance costs. Also, compliance with data privacy laws has become more complex and compliance costs have increased significantly and may continue to do so. NLS may not be fully compliant with the Federal Data Protection Act or other applicable data protection legislation at all times. Failure to comply with data protection laws or laws related to use of personal data in marketing (such as laws concerning use of cookies and similar techniques) could subject NLS to potentially significant liability, including litigation, investigation, regulatory actions or other actions by local, cantonal or federal authorities, and may result in, among other consequences, penalties and fines (which may not be covered by NLS’s insurance policies or contractual protections and which may be significant, particularly if imposed under the GDPR), required remedial actions, as well as reputational harm, negative publicity and increased customer churn, any of which could have a material adverse effect on NLS’s business, revenues, earnings and cash flows.

NLS is a Swiss stock corporation. The rights of its shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

NLS is a Swiss stock corporation. Its corporate affairs are governed by its articles of association and by Swiss laws governing companies, including listed companies, incorporated in Switzerland. The rights of its shareholders and the responsibilities of the Board may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States or Israel. In the performance of its duties, its Board is required by Swiss law to consider the interests of NLS, and may also regard the interests of its shareholders, its employees and other shareholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some shareholders have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of NLS shareholders to challenge resolutions made or other actions taken by its Board in court. NLS shareholders generally are not permitted to file a suit to reverse a decision or an action taken by the Board, but are instead only permitted to seek damages from its Board for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a Board member for breach of fiduciary duty would have to be brought to the competent courts at the registered office of NLS, currently in Zurich, Switzerland. In addition, pursuant to Swiss law, any claims by its shareholders against NLS must be brought exclusively to the competent courts at the registered office of NLS, currently in Zurich, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this proxy statement/prospectus, please see the sections entitled “Description of NLS Securities” and “Comparison of Shareholders’ Rights and Corporate Governance.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect NLS shareholders in a similar fashion as under U.S. corporate law principles.

The registration of share capital increases or decreases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary or conditional share capital increases or share capital increases by means of a capital band may be challenged.

Immediately prior to the completion of the Merger, NLS shareholders will approve an ordinary share capital increase as well as a share capital decrease by reduction of the nominal value of the NLS Common Shares and the introduction of a capital band as well as conditional share capital. The execution of the share capital increase and decrease by the Board and the related filings are a condition to the completion of the Merger. As with all share capital increases and decreases in Switzerland, the corresponding shareholders’ resolutions may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases or decreases in the commercial register and may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of the Merger.

The NLS Common Shares are not listed in Switzerland, our home jurisdiction. As a result, the Swiss takeover regime does not apply.

Since the NLS Common Shares are listed exclusively on the Nasdaq, the Swiss takeover regime does not apply to NLS Pharmaceutics and therefore, the Merger is not subject to any approval requirements of the Swiss takeover board.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against NLS Pharmaceutics or its executive management or members of the Board.

NLS is a company organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a majority of Board members and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon NLS or upon such persons, or to enforce judgments obtained against NLS or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, please see the section entitled “Enforceability of Civil Liability.”

NLS’s status as a Swiss stock corporation means that its shareholders enjoy certain rights that may limit its flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which the Board would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that NLS shareholders themselves resolve to, or authorize its Board to increase our share capital. While its shareholders may introduce a capital band pursuant to which share capital that can be issued by its Board without additional shareholder approval, Swiss law limits this capital band to 50% of the share capital registered in the commercial register at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in the articles of association of NLS, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law requirements relating to capital management may limit NLS’s flexibility, and situations may arise where greater flexibility would have provided benefits to its shareholders. Please see the sections entitled “Description of NLS Securities” and “Comparison of Shareholders’ Rights and Corporate Governance.”

Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.

Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless NLS takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that NLS will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in NLS will be diluted.

Following the closing of the Merger, NLS may lose its foreign private issuer status, which would then require it to comply with the domestic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and cause it to incur significant legal, accounting and other expenses.

In order to maintain NLS’s status after the completion of the Merger as a foreign private issuer, either (i) a majority of its ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (ii) (a) a majority of its executive officers or directors may not be United States citizens or residents, (b) more than 50% of its assets cannot be located in the United States and (c) its business must be administered principally outside the United States. If it lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, NLS would be required under current SEC rules to prepare its financial statements in accordance with generally accepted accounting principles in the United States, which would involve significant time and cost and could result in variations, which could be material, between historical financial results and as reported under U.S. GAAP. It may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to NLS under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost it would incur as a foreign private issuer. As a result, NLS expects that a loss of foreign private issuer status would increase NLS legal and financial compliance costs and would make some activities highly time-consuming and costly. If it loses its foreign private issuer status and is unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing its operations, NLS could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of its securities in the United States. We also expect that if NLS were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for NLS to attract and retain qualified Board members.

Risks Related to the Merger

Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of NLS Common Shares or Kadimastem Ordinary Shares and the future business and financial results of NLS and Kadimastem.

The Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. If the Merger is not completed, or is completed on different terms from those contemplated by the Merger Agreement, NLS and Kadimastem could be adversely affected and subject to a variety of risks associated with the failure to consummate the Merger, or to consummate the Merger as contemplated by the Merger Agreement, including the following:

•        NLS’s shareholders and Kadimastem’s shareholders may be prevented from realizing the anticipated benefits of the Merger;

•        the market price of NLS Common Shares or Kadimastem Ordinary Shares could decline significantly;

•        reputational harm due to the adverse perception of any failure to successfully consummate the Merger;

•        incurrence of substantial costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees, and, in certain cases, the payment by NLS of a termination fee to NLS; and

•        the attention of NLS’s and Kadimastem’s management and employees may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Merger.

Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger on terms other than those contemplated by the Merger Agreement, or if the Merger is not completed, could materially adversely affect the business, financial results and share price of NLS and Kadimastem.

The ownership interests of NLS’s and Kadimastem’s shareholders will be diluted by the consummation of the Merger, and NLS’s and Kadimastem’s shareholders will exercise less influence over management than they exercised before the Merger.

NLS’s shareholders have the right to vote in the election of the Board and on certain other matters affecting NLS, as specified in NLS Bylaws, and Kadimastem’s shareholders have the right to vote in the election of the Kadimastem board of directors and on certain other matters affecting Kadimastem, as specified in Kadimastem the Kadimastem Bylaws. As a result of the Merger, the ownership position of existing shareholders of NLS will decrease and Kadimastem’s shareholders will have an ownership position in NLS that is smaller than their current stake in Kadimastem. Upon consummation of the Merger, the cash balance of NLS as of December 20, 2024,, NLS and Kadimastem estimate that NLS’s shareholders immediately prior to the Merger (in their capacities as such) will own approximately 20% of the NLS Common Shares outstanding immediately after the Merger, respectively, and the Kadimastem’s shareholders immediately prior to the Merger (in their capacities as such) will own approximately 80% of the NLS Common Shares outstanding immediately after the Merger, in each case, without taking into account whether any of NLS’s or Kadimastem’s shareholders were also shareholders of NLS or Kadimastem, respectively, at that time. Consequently, NLS’s and Kadimastem shareholders will have less influence over the management and policies of NLS after the Effective Time than they currently exercise over the management and policies of NLS and Kadimastem, respectively.

NLS’s and Kadimastem’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of NLS’s and Kadimastem’s shareholders generally. This may create potential conflicts of interest or the appearance of such conflicts, which may lead to increased dissident shareholder activity, including litigation, which could result in significant costs for NLS and Kadimastem and could materially delay or prevent the completion of the Merger.

The interests of NLS’s and Kadimastem’s directors and executive officers include, among other things, the continued service as a director or executive officer of NLS following the Merger and certain rights to continuing indemnification and directors’ and officers’ liability insurance for Kadimastem directors and executive officers. There is a risk that these interests may influence the directors and executive officers to support the Merger.

The interests of NLS’s and Kadimastem’s directors and executive officers in the Merger may increase the risk of litigation intended to enjoin or prevent the Merger and the risk of other related dissident shareholder activity. In the past, and in particular following the announcement of a significant transaction, periods of volatility in the overall market or declines in the market price of a company’s securities, shareholder litigation and dissident shareholder proposals have often been instituted against companies alleging conflicts of interest in business dealings with affiliated or related persons and entities. The relationships described above may precipitate such activities by dissident shareholders and, if instituted against NLS or Kadimastem or their respective directors or executive officers, such activities could result in substantial costs, a material delay or prevention of the Merger and a diversion of management’s attention, even if the shareholder action is without merit or unsuccessful.

The Merger is subject to the satisfaction or waiver of conditions that may not be satisfied or completed on a timely basis, if at all. Failure to consummate the Merger could adversely affect the future business and financial results of NLS.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, among others, that the representations and warranties of the parties are true and correct in all respects as of the closing date, NLS has at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by NLS from certain parties in connection with its financing transactions undertake after the execution of the Merger Agreement, Kadimastem has at least USD $3,500,000 in gross funds (including cash in any of its bank accounts) minus any proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement, Kadimastem’s receipt of certain tax rulings provided by Israeli Tax Authority and ISA, and approval of the Merger Agreement and terms of the Merger by Kadimastem’s shareholders. These conditions make the completion, and the timing of the completion, of the Merger uncertain.

NLS and Kadimastem cannot provide assurance that the Merger will be consummated on the terms or timeline currently contemplated, or at all. If the Merger is not completed on a timely basis, or at all, NLS may be adversely affected and subject to a number of risks, including the time and resources committed by NLS’s respective management to matters relating to the Merger could otherwise have been devoted to pursuing other opportunities.

NLS or Kadimastem may waive one or more of the conditions to the Merger without re-soliciting shareholder approval.

NLS or Kadimastem may determine to waive, in whole or in part, one or more of the conditions to its obligation to consummate the Merger. Any determination whether to waive any condition to the Merger and whether to re-solicit shareholder approval or amend this proxy statement/prospectus as a result of a waiver will be made by NLS or Kadimastem, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The Merger may be completed even though material adverse changes subsequent to the announcement of the Merger, such as industry-wide changes or other events, may occur.

In general, the parties to the Merger can refuse to complete the Merger if there is a material adverse change affecting the other party. However, some types of changes do not permit NLS and Kadimastem to refuse to complete the Merger, even if such changes would have a material adverse effect on any of the parties involved in the Merger. For example, if there are changes in general national or international economic, financial, political or business conditions, NLS and Kadimastem would not have the right to refuse to complete the Merger. If adverse changes occur that affect the Merger but the parties are still required to complete the Merger, NLS’s share price, business and financial results after the completion of the Merger may suffer.

NLS will have limited protection in the event that any of the representations and warranties made by Kadimastem ultimately proves to be inaccurate or incorrect.

NLS will have limited protection if any representation or warranty made by Kadimastem in the Merger Agreement proves to be inaccurate or incorrect, and such representations and warranties will not survive the closing. Accordingly, to the extent such representations or warranties are incorrect, NLS would have limited or no indemnification claims with respect thereto, may not recover any damages it may have suffered, and may not have sufficient cash on hand or other resources to seek to pursue an alternative strategic transaction or avoid the dissolution and liquidation of NLS in the event that the Merger does not close.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger.

Each of NLS and Kadimastem prior to the closing of the Merger expects to, and NLS following the closing of the Merger may, incur significant costs in connection with the Merger, and may incur other unanticipated costs. While each company has assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond each company’s control that could affect the total amount or the timing of those expenses. Many of the expenses that may be incurred, by their nature, are difficult to estimate accurately at the current time. Each of NLS and Kadimastem expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, may allow NLS to offset those incremental expenses over time, the net benefit of which may not be achieved in the near term, or at all.

Lawsuits may be commenced seeking to enjoin or prevent the Merger or seeking other relief which may delay or prevent the completion of the Merger and result in NLS or Kadimastem incurring substantial costs.

Public company merger and acquisition transactions are often subject to lawsuits initiated by plaintiffs seeking to enjoin or prevent the transaction or obtain other relief. NLS, Kadimastem and their respective executive officers, directors and advisors may become subject to similar litigation with respect to the Merger. Any such lawsuit could seek, among other things, injunctive or other equitable relief, including a request to rescind parts of the Merger Agreement and otherwise to enjoin the parties from consummating the Merger, as well as to require payment of fees and other costs by the defendants. NLS and Kadimastem may incur substantial costs defending any such lawsuit, including the distraction of management’s attention, even if such lawsuits are without merit or unsuccessful. No assurance can be made as to the outcome of any such lawsuits. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger or in obtaining other relief, the completion of the Merger may be prevented or delayed or its terms could change.

The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of what the operating results and financial condition of NLS for the historical periods presented would have been or may be following consummation of the Merger.

The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what NLS’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. Further, NLS’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed consolidated financial data that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. In addition, subsequent to the closing date of the Merger, there will be adjustments to the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed consolidated financial information reflected in this proxy statement/prospectus.

If the Merger’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of securities may decline.

If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of NLS Common Shares prior to the completion of the Merger may decline. The market values of our securities at the time of the Merger may vary significantly from their prices on the date the Merger Agreement was executed, or the date of this proxy statement/prospectus.

In addition, following the Merger, fluctuations in the price of NLS Common Shares could contribute to the loss of all or part of your investment. If an active market for NLS Common Shares develops and continues, the trading price of NLS Common Shares following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. If the benefits of the Merger do not meet the expectations of investors or securities analysts it could have a material adverse effect on your investment in NLS Common Shares and NLS Common Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of NLS Common Shares may not recover and may experience a further decline.

Even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement.

Even if the Merger is completed, there can be no assurance that any payments will be made to NLS shareholders under the CVR Agreement. The Contingent Value Rights provide for potential payments to NLS shareholders based on the achievement of certain post-merger performance or milestone criteria. These criteria depend on factors that are largely outside our control, such as the successful integration of the companies, the realization of anticipated synergies, and the achievement of specific operational or financial targets within specified timeframes.

In addition, various risks, uncertainties, and assumptions could impact the ability of the combined company to generate the necessary funds for such payments. These include, but are not limited to, changes in market conditions, competitive pressures, regulatory developments, or unexpected costs that may arise following the Merger. If the combined company is unable to achieve the necessary milestones or if additional unforeseen challenges arise, it is possible that no payments will be made to NLS shareholders under the CVR Agreement.

Consequently, NLS shareholders should understand that the CVR Agreement does not guarantee any future payments, and they may receive little or no proceeds from the CVR Agreement in connection with the Merger.

Risks Related to NLS After the Consummation of the Merger

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf”, allogenic, proprietary cell products, which may not be successful.

Following the Merger, NLS intends to shift its business focus to developing and manufacturing “off-the-shelf”, allogenic, proprietary cell products, which may not be successful. Planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to adopt its new business, its planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

Following the Merger, NLS may be unable to integrate successfully and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. NLS may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected.

Potential difficulties NLS may encounter in the integration process include the following:

•        the inability to successfully combine the businesses of NLS and Kadimastem in a manner that permits NLS to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•        creation of uniform standards, controls, procedures, policies and information systems; and

•        potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, NLS and Kadimastem have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect NLS’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of NLS.

Following the Merger, NLS’s business strategy will depend heavily on advancing and commercializing its pipeline products. However, NLS’s research and development efforts are subject to substantial risk, as drug development requires significant investment and faces inherent uncertainties.

Clinical trials may fail or be delayed, regulatory approvals are uncertain, and even if NLS does obtain required regulatory approvals, commercial success is not guaranteed. These risks could increase NLS’s post-Merger costs, delay potential revenues, and impact NLS’s ability to meet financial targets. Any setbacks in research and development could materially reduce the anticipated benefits of the Merger and impact NLS’s financial position and future growth potential. Furthermore, intensified research and development efforts may divert resources from other strategic initiatives, limiting NLS’s ability to respond to unforeseen challenges and competitive pressures in a timely manner.

Kadimastem has a limited operating history.

Kadimastem has a limited operating history and is subject to all the risks inherent in a new business enterprise. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a business with limited operating history, and the competitive and regulatory environment in which Kadimastem operated and will operate, such as under-capitalization, personnel limitations, and limited financing sources.

The future financial results of NLS will suffer if NLS does not effectively manage its assets or deploy its available capital following the Merger.

Following the Merger, NLS intends to focus on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products. Future financial results of NLS will suffer if NLS does not effectively manage this shift in business focus. If NLS is unable to obtain capital necessary to maintain and increase its assets, and the assets of NLS, NLS could be required to reduce or suspend its operations or dispose of assets at inopportune time or price, which could negatively affect NLS’s financial condition, results of operations and ability to pay or sustain dividends to NLS’s shareholders.

NLS and Kadimastem have each had a history of net losses, and NLS expects to continue to incur losses for the foreseeable future, including following the Merger. If NLS ever achieves profitability, it may not be able to sustain it.

Each of NLS and Kadimastem have incurred losses since its respective inception and expects to continue to incur losses for the foreseeable future, including, with respect to NLS, following the Merger. NLS’s net loss attributable to holders of our Common Shares for the year ended December 31, 2023 and 2022, respectively was approximately $12.2 million and $16.5 million. For the six months ended June 30, 2024 and 2023 NLS’s net loss attributable to holders of our Common Shares was approximately $2.0 million and $7.6 million, respectively. As of December 31, 2023 and June 30, 2024 NLS had an accumulated deficit of approximately $70.4 million and $72.4 million, respectively, and total equity of $(8.8) million and $(9.3) million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations. Kadimastem reported net losses of approximately $3.3 million and $6.8 million for the years ended December 31, 2023 and 2022, respectively, and approximately $1.2 million and $1.9 million for the six months ended June 30, 2024 and 2023, respectively. As of December 31, 2023 and June 30, 2024, Kadimastem had a total equity of approximately $(1.2) million and $(2.2) million, respectively, and accumulated deficit of approximately $(69.3) million and $70.6 million, respectively. NLS’s and Kadimastem’s pro forma net losses for the six months ended June 30, 2024, was $129,965 and approximately $15.4 million for year ended December 31, 2023. As of June 30, 2024, NLS and Kadimastem had a total pro forma accumulated deficit of approximately $(3.8) million and pro forma total equity of approximately $6.8 million. NLS expects to incur net losses from continuing operations and net cash used in operating activities, including following the Merger. NLS may need to raise additional working capital to continue its normal and planned operations. NLS will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if NLS does, NLS may not be able to maintain or increase its level of profitability. NLS anticipates that its operating expenses will remain substantially consistent in the foreseeable future. This reflects a decrease in operating costs associated with discontinued assets as part of the anticipated merger, offset by increased consultancy efforts, acquisition activities, and expanded marketing and sales initiatives aimed at growing its customer and client base. These expenditures will make it necessary for NLS to continue to raise additional working capital and make it harder for us to achieve and maintain profitability. NLS’s efforts to grow NLS’s business may be costlier than NLS expects, and NLS may not be able to generate sufficient revenue to offset NLS’s increased operating expenses. If NLS is forced to reduce NLS’s operating expenses, NLS’s growth strategy could be compromised. NLS may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about NLS’s ability to continue as a going concern, including following the Merger, and NLS cannot assure you that NLS will achieve sustainable operating profits as NLS continues to expand NLS’s infrastructure, further develop NLS’s marketing efforts, and otherwise implement NLS’s growth initiatives. The net losses that NLS incurs may fluctuate significantly from period to period. NLS will need to generate significant additional revenue to achieve and sustain profitability. Even if NLS achieves profitability, it cannot be sure that it will remain profitable for any substantial period of time.

NLS’s ability to grow and compete in the future will be adversely affected if adequate capital is not available to it or not available on terms favorable to it.

The ability of NLS to continue its normal and planned operations and to grow and compete will depend on the availability of adequate capital. NLS cannot assure you that it will be able to obtain equity or debt financing on acceptable terms, or at all, to continue its normal and planned operations and to implement its growth strategy. As a result, NLS cannot assure you that adequate capital will be available to continue its normal and planned operations and to finance its current growth plans, take advantage of business opportunities, or respond to competitive pressures, any of which could harm its business.

NLS will need substantial additional funding to continue its operations, which could result in dilution to its shareholders. NLS may not be able to raise capital when needed, if at all, which could cause it to have insufficient funds to pursue its operations, or to delay, reduce or eliminate its development of new programs or commercialization efforts.

NLS expects to incur additional costs associated with continuing to operate as a public company and to require substantial additional funding to continue to pursue its business and continue with its expansion plans. NLS may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase its capital needs and/or cause it to spend its cash resources faster than expected. Accordingly, NLS expects that it will need to obtain substantial additional funding in order to continue its operations. To date, NLS has financed its operations entirely through equity and debt investments by founders and other investors and the incurrence of debt, and it expects to financing its operations through equity and debt investments by investors in the foreseeable future, including following the Merger. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If NLS raises capital through the sale and issuance of equity, or securities convertible into equity, it would result in dilution to its existing shareholders, which could be significant depending on the price at which it may be able to sell and issue its securities. If it raises additional capital through the incurrence of additional indebtedness, it would likely become subject to further covenants that could restricting its business activities, and holders of debt instruments will likely have rights and privileges senior to those of its equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If NLS is unable to raise capital when needed or on acceptable terms, it could be forced to delay, reduce or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm NLS’s business, financial condition and prospects.

Without obtaining adequate capital funding or improving its financial performance, NLS may not be able to continue as a going concern.

The report of NLS’s independent registered public accounting firm on its consolidated financial statements as of and for the year ended December 31, 2023 includes an explanatory paragraph indicating that there is substantial doubt about its ability to continue as a going concern. If it is unable to raise sufficient capital when needed, its business, financial condition and results of operations will be materially and adversely affected, and it will need to significantly modify its operational plans to continue as a going concern. The inclusion of a going concern explanatory paragraph by NLS’s auditors, its lack of cash resources and its potential inability to continue as a going concern may materially adversely affect its share price and its ability to raise new capital or to enter into critical contractual relations with third parties. If it is unable to continue as a going concern, including following the Merger, it might have to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statement.

Increased operating and capital costs could affect NLS’s profitability.

Costs for any particular product are subject to variation due to a number of factors, such as regulatory costs and research and development expenses. In addition, costs are affected by the price and availability of input commodities, electricity, labor, chemical reagents, and processing related equipment and facilities. Product costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable. Further, changes in laws and regulations can affect product prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs could have a significant effect on NLS’s profitability and operating cash flow.

NLS could have significant increases in capital and operating costs over the next several years in connection with the development of new projects and in the sustaining and/or expansion of existing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond NLS’s control. Increased capital expenditures may have an adverse effect on the profitability of and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

NLS may seek to grow through acquisitions.

NLS may seek to grow through acquisitions. Factors which may affect its ability to grow successfully through acquisitions include:

•        inability to obtain financing;

•        difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits;

•        diversion of management’s attention from current operations;

•        the possibility that it may be adversely affected by risk factors facing the acquired companies;

•        acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of NLS Common Shares to the shareholders of the acquired company, dilutive to the percentage of ownership of its existing shareholders;

•        potential losses resulting from undiscovered liabilities of acquired companies not covered by the indemnification that it may obtain from the seller; and

•        loss of key employees of the acquired companies.

The potential termination of the Merger Agreement and related uncertainties could negatively impact NLS’s business.

The Merger Agreement is subject to several conditions, including approval by NLS’s shareholders, which must be met or waived prior to the Merger’s completion. Some conditions are outside of NLS’s control, and there is no assurance that they will be met in a timely manner or at all. The Merger Agreement could be delayed, may not be completed, or may be terminated under certain circumstances. Uncertainty regarding the Merger could adversely impact employee morale and retention, disrupt business relationships, and affect the trading price of NLS Common Shares. Additionally, management and personnel will need to focus significant time and resources on the Merger, potentially diverting attention from day-to-day operations. NLS will incur significant transaction costs regardless of whether the Merger is finalized, and such expenses may be higher than anticipated, especially if the Merger is delayed or terminated.

Unfavorable general economic conditions may materially adversely affect NLS’s business.

While it is difficult for NLS to predict the impact of general economic conditions on its business, these conditions could reduce customer demand for some of its products or services which could cause its revenue to decline. Also, NLS’s customers that are especially reliant on the credit and capital markets may not be able to obtain adequate access to credit or equity funding, which could affect their ability to make timely payments to NLS. Moreover, NLS relies on obtaining additional capital and/or additional funding to provide working capital to support its operations. NLS regularly evaluates alternative financing sources. Further changes in the commercial capital markets or in the financial stability of its investors and creditors may impact the ability of its investors and creditors to provide additional financing. For these reasons, among others, if the economic conditions stagnate or decline, NLS’s operating results and financial condition could be adversely affected.

Economic and political conditions may cause fluctuations of the future prices, supply, and demand for products NLS and Kadimastem use, which may negatively affect NLS’s revenues.

Revenues generated from NLS’s production activities in the biotech industry will be highly dependent upon the future prices and demand for products that NLS and Kadimastem currently use. Factors which may affect prices and demand for products that NLS and Kadimastem currently use include, but are not limited to, the worldwide supply of these products; the price of these products that are produced in the United States, Israel, Switzerland, or imported from foreign countries; consumer demand for such products; the price and availability of alternative products; federal and state regulation; and general, national and worldwide economic political conditions.

Changes in the regulatory environment could have a material adverse effect on NLS’s business.

Changes in the regulatory environment could have a material adverse effect on NLS’s business. NLS’s exploration, development, production and marketing operations are subject to extensive environmental regulation at the federal, state and local levels including those governing pharmaceutical research and testing. Under these laws and regulations, NLS could be held liable for personal injuries, medical malpractice and other damages. Failure to comply with these laws and regulations may also result in the suspension or termination of NLS’s operations and subject us to administrative, civil, and criminal penalties. Governmental laws and regulations also increase the costs to plan, permit, design and install our operations and facilities.

Risks Related to Kadimastem’s Financial Position and Capital Requirements

Kadimastem has incurred significant operating losses since Kadimastem’s inception and anticipate that Kadimastem will incur continued losses for the foreseeable future.

Kadimastem is an emerging biopharmaceutical company with a limited operating history. Kadimastem has funded its operations to date primarily through raising capital on TASE, proceeds from the private placement of common shares, credit facilities, loans and convertible notes. Kadimastem expects to continue to incur substantial losses over the next several years during Kadimastem’s clinical development phase. To fully execute Kadimastem’s business plan, it will need to complete Phase 3 clinical studies and certain development activities, as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, Kadimastem’s product candidates will require regulatory approval prior to commercialization, and it will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact us. Management plans to seek additional equity financing through private and public offerings or strategic partnerships and, in the longer term, by generating revenues from product sales. Kadimastem has incurred losses in each year since its inception. Kadimastem’s net loss attributable to holders of Kadimastem’s Ordinary Shares for the six months ended June 30, 2024 and 2023 were $4.6 million and $6.9 million, respectively. Substantially all of Kadimastem’s operating losses resulted from costs incurred in connection with Kadimastem’s development program and from general and administrative costs associated with Kadimastem’s operations.

Until Kadimastem can generate significant revenues, if ever, it expects to satisfy Kadimastem’s future cash needs through debt or equity financing. It cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to Kadimastem’s products.

Kadimastem expects its research and development expenses to increase in connection with its planned expanded clinical trials. In addition, if Kadimastem obtains marketing approval for AstroRx® and/or IsletRx or any other current or future product candidate, it will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, in the period following this proxy statement/prospectus, it expects to incur additional costs associated with operating as a public company, which Kadimastem estimates will be at least several hundred thousand dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, Kadimastem is unable to predict the extent of any future losses or when it will become profitable, if at all.

Furthermore, in addition to such operating expenses, Kadimastem expects to incur additional costs associated with operating as a public company subject to the rules and regulations of the SEC, which it estimates will be at least one million dollars annually. As a result, Kadimastem expects to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing drug substances and product candidates, Kadimastem is unable to predict the extent of any future losses or when Kadimastem will become profitable, if at all.

Kadimastem expects to continue to incur significant losses until Kadimastem are able to commercialize Kadimastem’s product candidates, which it may not be successful in achieving. Kadimastem anticipate that Kadimastem’s expenses will increase substantially if and as we:

•        continue the research and development of Kadimastem’s product candidates;

•        expand the scope of Kadimastem’s current clinical studies for its product candidates;

•        seek regulatory and marketing approvals for Kadimastem’s product candidates that successfully complete clinical studies;

•        establish a sales, marketing, and distribution infrastructure to commercialize Kadimastem’s product candidates;

•        seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of Kadimastem’s current product candidates;

•        seek to maintain, protect, and expand Kadimastem’s intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support Kadimastem’s operations as a public company and Kadimastem’s product candidate development and planned future commercialization efforts.

Kadimastem has not generated revenue from any product candidate and may never be profitable, even if Kadimastem receives regulatory approval to commercialize its products in additional geographical territories and indications.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem have not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products. Even if Kadimastem’s current products or any future products are approved for marketing and sale, it anticipates incurring significant incremental costs associated with commercializing such products.

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx, and do not know when, or if, it will generate any such revenue. Kadimastem does not expect to generate significant revenue unless or until Kadimastem obtains marketing approval of, and commercializes, AstroRx® and/or IsletRx. Kadimastem’s ability to generate future revenue from product candidate sales depends heavily on its success in many areas, including but not limited to:

•        obtaining favorable results from and progress the pre-clinical and clinical development of Kadimastem’s product candidates, namely AstroRx and/or IsletRx;

•        developing and obtaining regulatory approval for registration studies protocols for Kadimastem’s product candidates, namely AstroRx® and/or IsletRx;

•        subject to successful completion of registration and clinical trials of AstroRx® and/or IsletRx, applying for and obtaining marketing approval;

•        establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for Kadimastem’s product candidates, if marketing approval is received;

•        identifying, assessing, acquiring and/or developing new product candidates;

•        accurately identifying demand for Kadimastem’s product candidates;

•        obtaining market acceptance of Kadimastem’s product candidates, if approved for marketing, as viable treatment options;

•        negotiating favorable terms in any collaboration, licensing or other arrangements into which Kadimastem may enter;

•        establishing and nurturing relationships with the leading physicians in the United States; and

•        attracting, hiring and retaining qualified personnel.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about its ability to continue as a going concern.

Kadimastem does not believe that its current cash on hand will be sufficient to fund its projected operating requirements. This raises substantial doubt about Kadimastem’s ability to continue as a going concern. If Kadimastem cannot continue as a going concern, its investors may lose their entire investment in its common shares. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Even if the Merger is completed, Kadimastem expects that it will need to raise substantial additional funding before it can expect to complete the development of AstroRx® and IsletRx or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Kadimastem to delay, limit or terminate its product candidate development efforts or other operations.

Even if the Merger is completed, Kadimastem expects it will require substantial additional capital to commercialize its product candidates. In addition, its operating plans may change as a result of many factors that may not currently be known to it, and it may need to seek additional funds sooner than planned. Kadimastem’s future funding requirements will depend on many factors, including but not limited to:

•        its clinical trial results;

•        the cost, timing and outcomes of seeking marketing approval of AstroRx® and/or IsletRx;

•        the cost of filing and prosecuting patent applications and the cost of defending its patents;

•        the cost of prosecuting patent infringement actions against third parties;

•        development of other early-stage development product candidates;

•        the costs associated with commercializing AstroRx® and/or IsletRx if Kadimastem receives marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell AstroRx® and/or IsletRx;

•        subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•        any product liability or other lawsuits related to Kadimastem’s products;

•        the expenses needed to attract and retain skilled personnel; and

•        the costs associated with being a public company.

Any additional fundraising efforts may divert its management from their day-to-day activities, which may adversely affect Kadimastem’s ability to develop and commercialize its product candidates. In addition, Kadimastem cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by it, or the possibility of such issuance, may cause the market price of its common shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and Kadimastem may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Kadimastem could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects. Even if it believes that it has sufficient funds for its current or future operating plans, Kadimastem may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

If Kadimastem is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

Unstable market and economic conditions, including inflation, may have serious adverse consequences on Kadimastem’s business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. The current wars in Israel and between Ukraine and Russia have created extreme volatility in the global capital markets, and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on Kadimastem or the third parties on whom Kadimastem rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive.

Disruption to the global economy could also result in a number of follow-on effects on Kadimastem’s business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations, which could limit Kadimastem’s potential customer base; negative impact on Kadimastem’s liquidity and financial condition and share price, which may impact Kadimastem’s ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to Kadimastem.

Inflation, which increased significantly during 2024, could adversely affect Kadimastem’s business by increasing the costs of raw material and labor needed to operate its business and could continue to adversely affect Kadimastem in future periods. If this current inflationary environment continues, there can be no assurance that Kadimastem would be able to recover related cost increases through price increases, which could result in downward pressure on Kadimastem’s operating margins. As a result, Kadimastem’s financial condition, results of operations, and cash flows could be adversely affected over time.

Kadimastem may fail to realize some or all of the anticipated benefits of the proposed Merger, which may adversely affect the value of each Kadimastem ordinary share.

The success of the Merger will depend, in part, on Kadimastem’s ability to realize the anticipated benefits from combining Kadimastem and NLS. However, to realize these anticipated benefits, the businesses of Kadimastem and NLS must be successfully combined and the two companies’ respective operations, technologies and personnel must be integrated following the closing of the merger. If Kadimastem is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Merger may not be realized fully or at all or may take longer to realize than expected and the value of Kadimastem’s ordinary shares may be adversely affected. In addition, the overall integration of the businesses is a complex, time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt Kadimastem’s operations following closing.

Specifically, risks in integrating NLS into Kadimastem’s operations to realize the anticipated benefits of the Merger include, among other things, the failure to:

•        effectively coordinate efforts to communicate Kadimastem’s capabilities and products following closing;

•        compete effectively for additional opportunities expected to be available to Kadimastem following closing;

•        integrate and harmonize financial reporting and information technology systems of Kadimastem and NLS;

•        retain Kadimastem’s relationships with its customers and successfully integrate NLS into these existing relationships;

•        integrate NLS and Kadimastem executive officers’ teams;

•        retain and integrate key NLS and Kadimastem employees;

•        successfully address Kadimastem’s existing liabilities;

•        coordinate operations across time zones, continents and cultures;

•        manage the diversion of management’s attention from business matters to integration issues;

•        retain customers; and

•        combine Kadimastem’s business and management culture with the business and management culture of NLS. For more information, please see “Summary of Risk Factors — Risks Related to the Merger” and “Summary of Risk Factors — Risks Related to NLS After the Consummation of the Merger.”

Risks Related to Product Development, Regulatory Approval and Commercialization

Kadimastem depends substantially on the success of its proprietary product candidates. Kadimastem cannot give any assurance that any of its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as Amyotrophic Lateral Sclerosis, or ALS, as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes. The process to develop, obtain regulatory approval for and commercialize pharmaceutical drug substances and product candidates is long, complex, costly, and inherently uncertain of outcome. Kadimastem are not permitted to market any of its drug substances and product candidates in the United States, European Union, or the EU, or any other jurisdiction until Kadimastem receives the requisite regulatory approvals. Kadimastem cannot give any assurance that its current clinical development plan will proceed as planned, that its product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows Kadimastem to effectively compete with its competitors or be successfully marketed and commercialized, which could harm its business, operating results, prospects or financial condition.

All of Kadimastem’s drug substances and product candidates are in various stages of clinical and/or preclinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of its drug substances and product candidates are prolonged, delayed or not commercially viable, Kadimastem or its collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize its drug substances and product candidates on a timely basis or at all, which will adversely affect its business.

To obtain the requisite regulatory approvals to market and sell any of Kadimastem’s product candidates, Kadimastem or its collaborators for such candidates must demonstrate through extensive preclinical studies and clinical trials that its products are safe, pure and potent or effective in humans. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the drug substances and product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, Kadimastem or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the United States Food and Drug Administration, or FDA, or comparable foreign regulatory authorities, that such drug substances and product candidates are safe and effective for their intended uses. Additionally, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and its future clinical trial results may not be successful.

Kadimastem may not be able to commence or complete the clinical trials that would support its submission of a BLA to the FDA or a Marketing Authorization Application, or MAA, to the EMA, and other regulatory approvals from the Israeli Mistry of Health, or MOH. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of its clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

•        difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•        delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct its clinical trials;

•        if the FDA or EMA elect to enact policy changes;

•        difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

•        challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by Kadimastem, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

•        failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols;

•        inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•        inspection of the drug substance manufacturing facility by the FDA or other regulatory authorities;

•        unforeseen safety issues or lack of effectiveness (futility); and

•        lack of adequate funding to continue the clinical trial.

Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its drug substances and product candidates or result in the development of its drug substances and product candidates being stopped early.

Kadimastem’s development costs will increase if Kadimastem has material delays in its clinical trials, or if it is required to modify, suspend, terminate or repeat a clinical trial. If Kadimastem is unable to conduct its clinical trials properly and on schedule, marketing approval may be delayed or denied by the FDA, EMA, MOH, and other regulatory authorities.

Kadimastem cannot market and sell its cell therapy drug substances and product candidates in the United States, Europe, or in other countries if it fails to obtain the necessary regulatory approvals or licensure.

Kadimastem cannot sell its cell therapy drug substances and product candidates until regulatory agencies grant marketing approval, or licensure. The process of obtaining regulatory approval is lengthy, expensive, and uncertain. It is likely to take at least several years to obtain the required regulatory approvals for its cell therapy product candidates, or it may never gain the necessary approvals.

Any difficulties that Kadimastem encounters in obtaining regulatory approval may have a substantial adverse impact on its operations and cause its share price to decline significantly.

To obtain marketing approvals in the United States and Europe for cell therapy drug substances and product candidates Kadimastem must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA, the EMA and the PMDA that the cell therapy drug substances and product candidates is safe and effective for each disease for which Kadimastem seeks approval. Several factors could prevent completion or cause significant delay of its clinic trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that cell therapy drug substances and product candidates are safe and effective for use in humans. Negative or inconclusive results from or adverse medical events during a clinical trial could cause the clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. The FDA or EMA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. If safety concerns develop, Kadimastem, the FDA, the EMA or other regulatory bodies could stop its trials before completion, which could harm its business, operating results, prospects or financial condition.

Obtaining approval of a BLA or a MAA even after clinical trials that are believed to be successful is an uncertain process.

Kadimastem are not permitted to market its products in the United States or the EU until it receives regulatory approval of a BLA from the FDA or MAA from the EMA, or in any foreign countries until it receive the requisite approval from regulatory authorities in such countries.

Even if Kadimastem completes its planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of its products for many reasons, including, but not limited to:

•        Kadimastem may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

•        the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

•        disagreements regarding the number, design, size, conduct or implementation of Kadimastem’s clinical trials, or with its interpretation of data from pre-clinical studies or clinical trials;

•        a lack of acceptance of the accuracy or sufficiency of the data generated at Kadimastem’s clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of a BLA or MAA;

•        difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of Kadimastem’s application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, improvements in the manufacturing facility and stability transportation processes and durability limitations on approved labelling, or distribution and use restrictions;

•        the requirement that Kadimastem develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for Kadimastem;

•        the identification of deficiencies in the manufacturing processes in its manufacturing facility or facilities of third-party manufacturers with which Kadimastem enter into agreements for clinical and commercial supplies;

•        changes in approval policies or the adoption of new regulations by such regulators; and

•        Kadimastem may be unable to be granted a PIP deferral which Kadimastem intends to request from the EMA for clinical trials in children; this may delay Kadimastem’s clinical trial program or approvals for adults, or it may have successful clinical trial results for adults but not children (if Kadimastem were required to conduct pediatric studies prior to the receipt of a BLA or MMA for use of its drug substances and product candidates in adults), or vice versa.

Before Kadimastem can submit BLA to the FDA, Kadimastem must conduct Phase 3 clinical trials, that will be substantially broader than its Phase 2 trials. A BLA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of a BLA is a lengthy, expensive and uncertain process, and Kadimastem may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, Kadimastem will also need to agree on a protocol with the FDA for the Phase 3 clinical trials before commencing those trials. Phase 3 clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that it conducts may or may not be successful. The FDA may suspend all clinical trials or require that Kadimastem conducts additional clinical, nonclinical, manufacturing improvements, manufacturing validation or drug substances quality studies and submit those data before it will consider or reconsider the BLA. Depending on the extent of these or any other studies, approval of any applications that Kadimastem submit may be delayed by several years, or may require it to expend more resources than it has available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the BLA. If any of these outcomes occur, Kadimastem would not receive approval at such time, if any, that it seeks FDA approval. Kadimastem may face similar risks with respect to obtaining regulatory approval from the EMA at such time, if any, that it seeks EMA approval. The risks that it faces in obtaining applicable approvals from the FDA and EMA for AstroRx® and/or IsletRx, or any other product candidate that it may seek to develop, may also exist with other regulatory authorities, such as those in Latin America or other regions.

Even if Kadimastem obtain FDA, EMA or other regulatory approval for AstroRx® and/or IsletRx, the approval might contain significant limitations related to use restrictions, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If Kadimastem is unable to successfully commercialize AstroRx® and/or IsletRx, it may be forced to cease operations.

Preliminary data that Kadimastem or others announce or publish from time to time with respect to its products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Kadimastem, or its partners, may publish or seek to publish preliminary data from ongoing clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. Kadimastem also make assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that it reports may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm its business prospects.

Further, others, including regulatory agencies, may not accept or agree with its assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its company in general. In addition, the information it chose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Kadimastem determines is material or otherwise appropriate information to include in its disclosure. If the interim, top-line or preliminary data that Kadimastem reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, in scale, its drug substances and product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

The results of preclinical studies and early-stage clinical trials of Kadimastem’s drug substances and product candidates may not be predictive of the results of later-stage clinical trials. Initial success in Kadimastem’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Drug substances and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of Kadimastem’s clinical trials will ultimately be successful or support further clinical development of any of Kadimastem’s product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in Kadimastem’s clinical development could harm its business and operating results.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

Kadimastem plans to conduct some of its clinical trials outside the United States. Such trials would be guided under FDA or EMA guidelines and inspections. It is planning to globally develop AstroRx® and/or IsletRxAstroRx and/or IsletRx in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as or IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA does not accept the data from sites in its globally conducted clinical trials, or if international regulatory authorities do not accept the data from its U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of its product candidates.

The results of Kadimastem’s clinical trials may not support its product candidates’ claims or any additional claims Kadimastem may seek for its drug substances and product candidates and its clinical trials may result in the discovery of adverse side effects.

Even if any clinical trial that Kadimastem needs to undertake is completed as planned, or if interim results from existing clinical trials are released, Kadimastem cannot be certain that such results will support its drug substances and product candidates claims or any new indications that Kadimastem may seek for its products or that the FDA or foreign authorities will agree with its conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that its products or a product candidate is safe and effective for the proposed indicated use, which could cause it to stop seeking additional clearances or approvals for its product candidates. Any delay or termination of Kadimastem’s clinical trials will delay the filing of its regulatory submissions and, ultimately, Kadimastem’s ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Kadimastem’s drug substances and product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as Kadimastem develops AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, in larger, longer and more extensive clinical trials as use of its product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2 and 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that AstroRx® and/or IsletRx, or other drug substances and product candidates that Kadimastem may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of its drug substances and product candidates receives marketing approval, the FDA or EMA could require it to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if Kadimastem or others later identify undesirable side effects caused by AstroRx® and/or IsletRx, several potentially significant negative consequences could result, including:

•        regulatory authorities may suspend or withdraw approvals of such a product candidate;

•        regulatory authorities may require additional warnings on the label;

•        regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

•        Kadimastem may be required to change the way the product is manufactured, distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

•        Kadimastem may need to voluntarily recall its products; and

•        Kadimastem could be sued and held liable for harm caused to patients.

Any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidate and could significantly harm its business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As drug substances and product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results and/or reduce cost of goods sold. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause its drug substances and product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kadimastem’s drug substances and product candidates and jeopardize its ability to commence sales and generate revenue.

Kadimastem will need to obtain FDA approval of any proposed names for its drug substances that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact its business.

Any name Kadimastem intends to use for its drug substances and product candidates will require approval from the FDA regardless of whether Kadimastem has secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other medical products and technology. The FDA may object to any product name it submits if it believes the name inappropriately implies medical claims. If the FDA objects to any of its proposed product names, Kadimastem may be required to adopt an alternative name for its product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Kadimastem may seek designations for its drug substances and product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that Kadimastem will successfully obtain such designations. In addition, even if one or more of Kadimastem’s drug substances and product candidates are granted such designations, Kadimastem may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for drug substances and product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that Kadimastem will successfully obtain such designation for Kadimastem’s products. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if Kadimastem obtains such designations for one or more of its product candidates, there can be no assurance that it will realize their intended benefits.

For example, Kadimastem may seek a Breakthrough Therapy designation from the FDA for one or more of its product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if Kadimastem believes one of Kadimastem’s drug substances and product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Kadimastem’s drug substances and product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such drug substances and product candidates no longer meet the conditions for qualification.

Kadimastem may also seek Regenerative Medicine Advance Therapy, or RMAT, designation from the FDA for some of its product candidates. As described in Section 3033 of the 21st Century Cures Act, a drug is eligible for RMAT designation if: the drug is a regenerative medicine therapy, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, except for those regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. The FDA has broad discretion whether or not to grant this designation, so even if Kadimastem believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive RMAT designation, Kadimastem may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a RMAT Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw RMAT designation if it believes that the designation is no longer supported by data from its clinical development program.

Kadimastem may also seek Fast Track designation from the FDA for some of its product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if it believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kadimastem does receive Fast Track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from its clinical development program.

If Kadimastem’s manufacturing, research and development and operational facilities are damaged or destroyed, its business and prospects would be adversely affected.

If its manufacturing, research and development and operational facilities, or the equipment in such facilities were to be damaged or destroyed, the loss of some or all of the stored units of its cell therapy drug substances would force Kadimastem to delay or halt its clinical trial processes. Kadimastem has a clinical research and development facility located in Nes Ziona, Israel, and also collaborates with medical hubs in California and other locations in the United States. If these facilities or the equipment in them are significantly damaged or destroyed, Kadimastem may not be able to quickly or inexpensively replace its manufacturing research and development and operational capacity.

Kadimastem’s product development is based on novel technologies and are inherently risky.

Kadimastem is subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of its therapeutics creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third party reimbursement and market acceptance. For example, the FDA, the EMA and other countries’ regulatory authorities have relatively limited experience with cell therapies. Very few cell therapy products have been approved by regulatory authorities to date for commercial sale, and the pathway to regulatory approval for its cell therapy drug substances and product candidates may accordingly be more complex and lengthier. As a result, the development and commercialization pathway for its therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.

Kadimastem’s cell therapy drug candidates represent new classes of therapy that the marketplace may not understand or accept.

Even if Kadimastem successfully develops and obtain regulatory approval for Kadimastem’s cell therapy candidates, the market may not understand or accept them. Kadimastem is developing cell therapy drug substances and product candidates that represent novel treatments and will compete with a number of more conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. The degree of market acceptance of any of its developed and potential products will depend on a number of factors, including:

•        the clinical safety and effectiveness of Kadimastem’s cell therapy drug candidates and their perceived advantage over alternative treatment methods, if any;

•        adverse events involving Kadimastem’s cell therapy product candidates or the products or product candidates of others that are cell-based; and

•        the cost of Kadimastem’s products and the reimbursement policies of government and private third party payers

If the health care community does not accept Kadimastem’s potential products for any of the foregoing reasons, or for any other reason, it could affect its sales, having a material adverse effect on Kadimastem’s business, financial condition and results of operations.

Even if Kadimastem obtains regulatory approval for a product candidate, its products will remain subject to ongoing regulatory oversight.

Even if Kadimastem obtains any regulatory approval for its product candidates, they will be subject to ongoing regulatory requirements for manufacturing (including manufacturing sites), labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that it receives for its product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing manufacturing site improvements and testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, manufacturing facility, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application. If Kadimastem, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or Kadimastem, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If Kadimastem fails to comply with applicable regulatory requirements, a regulatory authority may:

•        issue an untitled letter or warning letter that Kadimastem are in violation of the law;

•        seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•        suspend or withdraw regulatory approval;

•        suspend any ongoing clinical trials;

•        refuse to approve pending applications or supplements to applications;

•        restrict the marketing or manufacturing of the product;

•        seize or detain the products or require the withdrawal of the product from the market;

•        refuse to permit the import or export of the products; or

•        refuse to allow Kadimastem to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require it to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit Kadimastem’s ability to commercialize its product candidates and adversely affect its business, financial condition, results of operations and prospects.

International expansion of Kadimastem’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, within Israel, the EU and Japan.

Other than Kadimastem’s headquarters and other operations which are located in Israel, it currently have limited international operations, but Kadimastem’s business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. Kadimastem plans to maintain research and development, manufacturing, development, and sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, within and outside of the United States, in Israel, Europe. and Japan. If Kadimastem’s products are approved for commercialization outside the United States, Israel, or the EU, Kadimastem will likely enter into agreements with third parties to market its drug substances in these additional global territories. Kadimastem expects that it will be subject to additional risks related to entering into or maintaining international business relationships, including:

•        different regulatory requirements for approvals of drug substances in foreign countries;

•        differing United States and foreign drug import and export rules, tariffs and other trade barriers;

•        reduced protection for intellectual property rights in foreign countries;

•        failure by Kadimastem to obtain regulatory approvals for the use of its products in various countries;

•        different reimbursement systems;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•        complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

•        workforce uncertainty in countries where labor unrest is more common than in the United States;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions;

•        potential liability resulting from development work conducted by these distributors; and

•        business interruptions resulting from a local or worldwide pandemic, such as geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm its future international expansion and operations and, consequently, Kadimastem’s results of operations.

Even if any of Kadimastem’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Kadimastem’s products will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

•        the efficacy and safety of the product;

•        the potential advantages of the product compared to available therapies;

•        the convenience and ease of administration compared to alternative treatments;

•        limitations or warnings, including use restrictions contained in the product’s approved labeling;

•        distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by Kadimastem as part of a mandatory or voluntary risk management plan;

•        pricing and cost effectiveness in relation to alternative treatments;

•        if the product is included under physician treatment guidelines as a first-, second,- or third-line therapy;

•        the strength of sales, marketing and distribution support;

•        the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

•        the strength of sales, marketing and distribution support;

•        the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Kadimastem’s products are approved but do not achieve an adequate level of acceptance by physicians, third party payors and patients, Kadimastem may not generate sufficient revenue from the product, and Kadimastem may not become or remain profitable. In addition, its efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, Kadimastem may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If Kadimastem enters into arrangements with third parties to perform sales, marketing and distribution services for its products, the resulting revenues or the profitability from these revenues to it are likely to be lower than if Kadimastem had sold, marketed and distributed its products itself. If Kadimastem are unable to enter into such arrangements on acceptable terms or at all, Kadimastem may not be able to successfully commercialize any of Kadimastem’s product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, Kadimastem may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute its products effectively. If Kadimastem is not successful in commercializing its product candidates, either on Kadimastem’s own or through collaborations with one or more third parties, its future product revenue will suffer and Kadimastem may incur significant additional losses.

Even if Kadimastem is able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm its business.

Kadimastem’s ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for Kadimastem’s products may be difficult. Kadimastem cannot be certain if and when Kadimastem will obtain an adequate level of reimbursement for its products by third party payors. Even if it does obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Kadimastem may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Kadimastem may not be able to successfully commercialize any product candidate for which Kadimastem obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Kadimastem’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Kadimastem’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Kadimastem’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug substances vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of drug substances before they can be reimbursed. In many countries, the pricing review period begins after marketing or drug substances licensing approval is granted. In some foreign markets, prescription drug substances pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, Kadimastem might obtain marketing approval for drug substances in a particular country, but then be subject to price regulations that delay Kadimastem’s commercial launch of its products and technology, possibly for lengthy time periods, and negatively impact the revenues it is able to generate from the sale of drug substances in that country. Adverse pricing limitations may hinder Kadimastem’s ability to recoup its investment in one or more products and technology, even if its drug substances obtain marketing approvals. There can be no assurance that Kadimastem’s products and technology, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of Kadimastem’s drug substances are approved and it is found to have improperly promoted off-label uses of those products and technology, Kadimastem may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription of its products and technology, if approved. If Kadimastem is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Kadimastem cannot successfully manage the promotion of its products and technology, if approved, Kadimastem could become subject to significant liability, which would materially adversely affect Kadimastem’s business and financial condition.

Kadimastem may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If Kadimastem is unable to comply, or have not fully complied, with such laws, it could face substantial penalties.

If Kadimastem obtains FDA approval for any of its product candidates and begin commercializing those products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, Kadimastem may be subject to patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect its ability to operate include:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•        federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•        the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•        HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•        the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

•        European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which contains provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like it that conduct clinical trials in the EU; Kadimastem anticipates that over time it may expand its business operations to include additional operations in the EU and with such expansion, it would be subject to increased governmental regulation in the EU countries in which it might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that Kadimastem’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kadimastem’s operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to it, Kadimastem may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if Kadimastem becomes subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of Kadimastem’s operations. If any of the physicians or other healthcare providers or entities with whom Kadimastem expects to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that its business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Obtaining and maintaining regulatory approval of Kadimastem’s drug substances in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of Kadimastem’s drug substances in other jurisdictions. Kadimastem’s failure to obtain regulatory approval in foreign jurisdictions would prevent its drug substances from being marketed abroad, and any approval it is granted for Kadimastem’s drug substances in the United States would not assure approval of drug substances in foreign jurisdictions.

In order to market any products outside of the United States, Kadimastem must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if Kadimastem obtains and maintains regulatory approval of its product candidates in one jurisdiction, such approval does not guarantee that Kadimastem will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Kadimastem intends to charge for its products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

If Kadimastem, or any third parties with whom it works, fail to comply with regulatory requirements in the United States or international markets, or fail to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Kadimastem’s target market may be reduced and its ability to realize the full market potential of its products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in its failing to obtain regulatory approval to market Kadimastem’s current product candidates, which could significantly harm its business, results of operations and prospects.

Kadimastem’s market is subject to intense competition, which may result in others commercializing products before or more successfully. If Kadimastem is unable to compete effectively, its products may be rendered noncompetitive or obsolete, which may adversely affect its operating results.

The development and commercialization of new products is highly competitive. Kadimastem’s potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to its products or any future product candidate that Kadimastem may seek to develop or commercialize. Kadimastem’s competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than its products or any future product candidate it may develop, which could render any product candidates obsolete and noncompetitive. Kadimastem’s competitors also may obtain FDA or other marketing approval for their products before it is able to obtain approval for Kadimastem’s, which could result in competitors establishing a strong market position before it is able to enter the applicable market.

Many of Kadimastem’s potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than it does. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of Kadimastem’s competitors, which may adversely affect it.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with Kadimastem in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if Kadimastem enters the markets of its product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, Kadimastem may not achieve commercial success, or it may have to reduce its price in order to effectively compete, which would impact its ability to generate revenue, obtain profitability and adversely affect its operating results.

The major market players within the ALS and diabetes drug markets and Kadimastem’s primary competitors in the United States and abroad include among others Biogen and Mitsubishi Tanabe pharmaceuticals in the ALS domain and Vertex Therapeutics and Novo-Nordisk pharmaceuticals in the cell therapy for diabetes domain. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit its ability to introduce or effectively market and generate sales and capture market share.

Competition in the pharmaceutical industry is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share, and additional working capital requirements. To succeed, Kadimastem must, among other critical matters, gain consumer acceptance for its products, as compared to other solutions currently available in the market. For example, since the currently accepted treatment for ALS is not substantially effective for its patients and for diabetes is lacking in effectiveness and does not cure the disease itself nor does it prevent long term complications, respectively, Kadimastem will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before Kadimastem will be able to gain market acceptance for Kadimastem’s AstroRx® and/or IsletRx as a treatment in severe acute emergency situations. If Kadimastem’s competitors offer significant discounts on certain products and solutions, Kadimastem may need to lower its prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to Kadimastem’s prices and pricing policies could make it difficult to generate revenues or cause Kadimastem’s revenues to decline. Moreover, if Kadimastem’s competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that it may develop, Kadimastem may not convince its customers to use its products and solutions. Any such changes would likely reduce Kadimastem’s commercial opportunity and revenues potential and could materially adversely impact Kadimastem’s operating results.

Although Kadimastem has obtained orphan drug designation from the EMA for its product AstroRx®, it may not be able to realize the benefits of such designation, including potential marketing exclusivity of its product candidates, if approved.

Kadimastem applied for and received designation from the FDA for AstroRx® for cell therapy for ALS treatment. Regulatory authorities in some jurisdictions, including the EU and United States, may designate drugs for relatively small patient populations as “orphan drugs.” In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. In the United States, under the Orphan Drug Act the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States

The designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as its product candidates prior to Kadimastem’s product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances.

Although Kadimastem has obtained orphan drug exclusivity from the FDA for AstroRx®, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•        the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•        the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•        the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Sales of Kadimastem’s approved products, if any, will be subject to the regulatory requirements governing marketing approval in the countries in which Kadimastem obtains regulatory approval, and where it plans to seek itself or with collaborators regulatory approval to commercialize its product candidates in North America, the EU and in additional foreign countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the U.S. by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by the FDA, EMA, or regulatory authorities in other countries. Approval procedures vary among jurisdictions and can be lengthy and expensive, and involve requirements and administrative review periods different from, and potentially greater than, those in the U.S., including additional pre-clinical studies or clinical trials. Even if Kadimastem’s product candidates are approved, regulatory approval for any product may be withdrawn by the regulatory authorities in a particular jurisdiction.

Even if a product is approved, the FDA, EMA or another applicable regulatory authority, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming post-approval commitments including clinical trials or onerous risk management activities, including REMS, in the U.S. as conditions of approval to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Kadimastem intend to charge for a product is also subject to approval.

Regulatory authorities in countries outside of the U.S. and the EU also have their own requirements for approval of product candidates with which Kadimastem must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with such foreign regulatory requirements could result in significant delays, difficulties and costs for Kadimastem or its collaborators and could delay or prevent the introduction of its current and any future products, in certain countries.

If Kadimastem or its collaborators fail to receive applicable marketing approvals or comply with the regulatory requirements in international markets, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected.

If product liability lawsuits are brought against Kadimastem, it may incur substantial liabilities, even if Kadimastem has appropriate insurance policies, and it may be required to limit commercialization of its product candidates.

Kadimastem is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, it has no products that have been approved for marketing or commercialization; however, the use of its product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose it to liability claims. Product liability claims may be brought against Kadimastem or its partners by participants enrolled in its clinical trials, patients, health care providers, pharmaceutical companies, its collaborators or others using, administering or selling any of its future approved products. If Kadimastem cannot successfully defend itself against any such claims, it may incur substantial liabilities, even if Kadimastem has product liability or such other applicable insurance policies in effect. Kadimastem may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to its future operating expenses and adversely affect its financial condition. As a result of such lawsuits and their potential results, it may be required to limit commercialization of its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for its drug substances and product candidates;

•        termination of clinical trial sites or entire trial programs;

•        injury to its reputation and negative media attention;

•        product recalls or increased warnings on product labels;

•        withdrawal of clinical trial participants;

•        costs of to defend the related litigation;

•        diversion of management and its resources;

•        substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

•        higher insurance premiums;

•        loss of initiation of investigations by regulators or other authorities; and

•        the inability to successfully commercialize its drug substances and product candidates, if approved.

Kadimastem’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products it develops or acquires. Kadimastem intends to obtain product liability insurance covering its clinical trials. Although Kadimastem will maintain such insurance, any claim that may be brought against Kadimastem could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of Kadimastem’s insurance coverage. Kadimastem’s insurance policies also have various exclusions, and it may be subject to a product liability claim for which Kadimastem has no coverage. Kadimastem may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Kadimastem may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to the Combined Company’s Business and Industry

The operations and commercialization of stem cell therapies is a new and integral part of the emerging regenerative medicine market, but the field remains in its infancy.

As with all new technologies, products, practices and solutions, there are inherit risks related to combined company’s industry and business.

The field of stem cell therapy is relatively new, and not yet widely adopted by the medical community, and because of that infancy, it may have an adverse effect on its ability to reach potential physicians that are skeptical of the benefits or have questions about the risks, and thus, the combined company may run into resistance in the marketing of its products and services. Stem cell therapies may be susceptible to various risks, including side effects, unintended immune system responses, inadequate therapeutic efficacy, and lack of acceptance by physicians, hospital, and the patients themselves.

The combined company’s experience and others have shown that physicians are historically slow to adopt new treatment methods based on new technologies, like the combined company’s, when existing and trusted methods continue to be supported by established practitioners. Overcoming these obstacles often requires significant marketing expenditures, product performance, cost cutting and/or decreased pricing. It believes the skepticism to be a significant barrier as the combined company’s attempts to gain market penetration with its products and services. Failure to achieve market acceptance of its products and services would have a material adverse effect on the combined company’s financial condition.

Additionally, part of the combined company’s success will depend on continuing to establish and maintain effective strategic partnerships and collaborations with its international partners, which may impose challenges, restrictions, and or financial impacts to its business.

As the combined company applies its business strategy of establishing and maintaining strategic relationships, it believes this will allow the combined company to expand and complement its products, training, support and commercialization capabilities. This the combined company believes will allow it to reduce costs with greater economies of scale, and leverage a greater source of market intelligence, with crucial meta data gathered of stem cell therapies applied to a full spectrum across global applications. Notwithstanding, there can be no assurances that the combined company will favorably maintain all current or successfully add new relationships to successfully advance its business.

The combined company’s likelihood of profitability depends on its ability to license and/or develop and commercialize its products based on its cell production technology, which is currently in the development stage. If the combined company is unable to complete the development and commercialization of its cell therapy products successfully, its likelihood of profitability will be limited severely.

The combined company is engaged in the business of developing cell therapy products. It has not realized a profit from its operations to date and there is little likelihood that the combined company will realize any profits in the short or medium term. Any profitability in the future from its business will be dependent upon successful commercialization of its potential cell therapy products and/or licensing of its products, which will require additional research and development.

The clinical manufacturing process for cell therapy products is complex and requires meeting high regulatory standards. Any delay or problem in the clinical manufacturing of its products may result in a material adverse effect on its business.

The clinical manufacturing process is complex, and the combined company has no experience in manufacturing the combined company’s product candidates at a commercial level. There can be no guarantee that it will be able to successfully develop and manufacture its product candidates in a manner that is cost-effective or commercially viable, or that its development and manufacturing capabilities might not take much longer than currently anticipated to be ready for the market. In addition, if the combined company fails to maintain regulatory approvals for its manufacturing facilities, it may suffer delays in its ability to manufacture it product candidates. This may result in a material adverse effect on its business.

If the combined company encounters problems or delays in the research and development of its potential cell therapy products, it may not be able to raise sufficient capital to finance its operations during the period required to resolve such problems or delays.

The combined company’s cell therapy products are currently in the development stage and it anticipate that it will continue to incur substantial operating expenses and incur net losses until it has successfully completed all necessary research and clinical trials. The combined company, and any of its potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of its technology. The combined company’s research and development programs may not be successful, and its cell culture technology may not facilitate the production of cells outside the human body with the expected result. The combined company’s cell therapy products may not prove to be safe and efficacious in clinical trials. If any of these events occur, the combined company may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and it may not be able to raise capital to finance its continued operation during the period required for resolution of that issue. Accordingly, the combined company may be forced to discontinue or suspend its operations.

Any cell-based products that receive regulatory approval may be difficult and expensive to manufacture profitably.

Cell-based products are among the more expensive biologic products to manufacture. The combined company does not yet have sufficient information to reliably estimate the cost of commercially manufacturing any of its product candidates. Excessive manufacturing costs could make its product candidates too expensive to compete in the medical marketplace with alternative products manufactured by its competitors or might result in third party payors such as health insurers and Medicare, declining to cover its products or setting reimbursement levels too low for the combined company to earn a profit from the commercialization of one or more of its products.

The combined company’s future success depends on its ability to retain key executives and to attract, retain and motivate qualified personnel.

The combined company’s future success depends to a large extent on the continued services of members of its current management including, in particular, Professor Michel Ravel, its VP Research and Development, and Dr. Kfir Molekandov, its Vice President of Research and Development, Dr. Ariel Revel, Director of Medical Affairs, and Ronen Twito, its Chief Executive Officer. Any of the combined company’s employees and consultants may leave the company at any time, subject to certain notice periods. The loss of the services of any of the combined company’s executive officers or any key employees or consultants may adversely affect its ability to execute its business plan and harm its operating results. The combined company’s operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on the combined company’s operations and financial performance.

Recruiting and retaining qualified scientific and clinical personnel and, if the combined company progresses the development of its product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to the combined company’s success. The loss of the services of its executive officers or other key employees could impede the achievement of its development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in its industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and the combined company may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. It also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the combined company’s relies on consultants and advisors, including scientific and clinical advisors, to assist the combined company in formulating its development and commercialization strategy. The combined company’s consultants and advisors may be employed by employers other than the combined company and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the combined company. If the combined company is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.

Certain agreements that the combined company entered into with its lenders contain, and future debt agreements may contain, restrictions that may limit its flexibility in operating its business.

The combined company has entered into a credit facility with certain lenders which contained restrictions, such as prohibiting that the combined company merges into another company or change its accounting standards, that could limit its flexibility in operating its business. Documents governing its future indebtedness, or in connection with additional capital raises, if any, may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in the above-mentioned credit facility include restrictions on, among others, the combined company’s ability to:

•        create or permit to subsist any security interest over any of its assets;

•        sell, transfer or otherwise dispose of any or its receivables on recourse terms;

•        pay dividends;

•        buy back its own common shares;

•        incur or permit additional indebtedness;

•        merge or conduct any other corporate reconstruction; and

•        change the nature of its business.

The combined company’s ability to comply with these and other provisions of the existing debt agreements is dependent on its future performance, which will be subject to many factors, some of which are beyond its control. The breach of any negative covenants in the combined company’s current or future agreements could result in an event of default, as may be defined in such agreements, thereby leading to a potential default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants which may be in place from time to time and a lack of compliance by the combined company’s could limit its flexibility in operating its business.

The use of any of the combined company’s product candidates could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

The combined company’s business exposes it to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and it faces financial exposure to product liability or similar claims if the use of any of its products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its products might necessitate a product recall. Although the combined company plans to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, the combined company may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide it with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to the combined company, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against the combined company in excess of, or outside of, its insurance coverage could have a material adverse effect on the combined company business, financial condition and results of operations.

Failure in its information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt the combined company’s operations.

The combined company’s operations depend, in part, on the continued performance of its information technology systems. The combined company’s information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of its information technology systems could adversely affect its business, profitability and financial condition. Although the combined company has information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks its systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of the combined company’s information technology systems, or negative publicity resulting in reputational damage with its shareholders and other shareholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose the combined company or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm its business.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on the combined company’s business and reputation.

The collection and use of personal health data in the EU is governed by the provisions of the data protection derivative and the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that the combined company processes and the combined company intends to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect its business, financial condition, prospects, results of operations and reputation.

Risks Related to the Combined Company’s Reliance on Third Parties

The Combined Company’s reliance on third party expenses reimbursement related to its products by insurance companies, pursuant to eligibility criteria that may be changed, as well as fluctuations of indemnity amounts that may impair its ability to sell its products and may affect its business outcomes which are determined by both the Israeli government and by insurance companies.

The combined company’s activity is influenced by a policy of health insurers regarding its eligibility to participate and cover its expenses, or reimbursement, known in Israel as the “Healthcare Basket.” The degree of participation or coverage (full or partial) for the purchase of products or medical treatment developed or provided by it may affect its activities and the sales potential and business outcomes for the combined company. On the other hand, the recognition of medical insurers for the purchase of products or medical care that will be developed or provided by the combined company, for the purpose of reimbursing expenses, is expected to increase demand for its products and services in its target markets. The entitlement to reimbursement is determined from time to time by health insurance companies, both private insurance companies and public insurance companies, in accordance with considerations that go beyond the scope of the combined company’s influence. A change to the reimbursement criteria or non-confirmation of eligibility for expenses reimbursement related to its products, as well as fluctuations of indemnity amounts for substitute and complementary diagnostic tests may assist or impair its ability to sell the combined company’s products and may affect its business outcomes.

The combined company may be materially adversely affected if there is an imbalance in global logistics, which may cause disruptions to its transport, storage and distribution operations, negatively impacting the costs related thereto.

The combined company’s operations are dependent upon uninterrupted transportation, storage and distribution of its products. Transportation, storage or distribution of its products could be partially or completely, temporarily or permanently shut down as the result of any number of circumstances that are not within its control, such as:

•        catastrophic events;

•        strikes or other labor difficulties;

•        disruption in the global supply chain, including container shortages;

•        war and other armed conflicts, such as the war in Israel and the war involving Russia and Ukraine; and

•        other disruptions in means of transportation.

Any significant interruption at the combined company’s distribution facilities, an inability to transport its products to or from these facilities, or to or from its domestic or foreign customers or suppliers, or an increase in transportation costs, for any reason, would materially adversely affect the combined company.

Because the combined company relies on internal and external logistics to transport its drug substances and products and medical related inventory throughout the United States to and from its research and development center and other development hubs in U.S. locations, it is subject to business risks and costs associated with the transportation industry. Many of these risks and costs are out of the combined company’s control, and any of them could have a material adverse effect on its business, financial condition, and results of operations.

The combined company relies on a combination of internal and external logistics to transport its drug substances, drug products and medical related inventory into and throughout the United States to and from its research and development center and other development hubs in U.S. locations. As a result, the combined company is exposed to risks associated with the transportation industry such as weather, traffic patterns, gasoline prices, shipping costs, foreign, and local and federal U.S. regulations, vehicular crashes, rising prices of transportation vendors, fuel prices, taxes, license and registration fees, insurance premiums, self-insurance levels, difficulty in recruiting and retaining qualified drivers, disruption of its technology systems, equipment supply, equipment quality, and increasing equipment and operational costs. Its failure to successfully manage its logistics and fulfillment process could cause a disruption in its inventory supply chain and distribution, which may adversely affect its operating results and financial condition.

The combined company relies on a limited number of suppliers or, in some cases, single suppliers, for some of its laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.

The combined company sources components of its technology from third parties and certain components are sole sourced. Obtaining substitute components may be difficult or require the combined company to re-design its products. Any natural or other disasters, such as wild fire, earthquake, acts of war or terrorism, shipping embargoes, labor unrest or political instability, failure in supply or other logistical channels, electrical outages or other reasons or similar events at its third-party suppliers’ facilities that cause a loss of manufacturing capacity or a reduction in the quality of the items manufactured would heighten the risks that the combined company faces. Changes to, failure to renew or termination of the combined company’s existing agreements or its inability to enter into new agreements with other suppliers could result in the loss of access to important components of the combined company’s tests and could impair, delay or suspend its commercialization efforts. Its failure to maintain a continued and cost-effective supply of high-quality components could materially and adversely harm its business, operating results, and financial condition.

The combined company relies on third parties to conduct its pre-clinical and clinical studies and perform other tasks for itself. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, the combined company may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

The combined company has relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for its ongoing pre-clinical and clinical programs. The combined company relies on these parties for execution of its pre-clinical and clinical studies, and control only certain aspects of their activities. Nevertheless, the combined company is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve it of its regulatory responsibilities. The combined company and its CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If the combined company or any of the combined company’s CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require the combined company to perform additional clinical studies before approving its marketing applications. It cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, the combined company’s clinical studies must be conducted with product candidates which are produced under cGMP regulations. The combined company’s failure to comply with these regulations may require the combined company to repeat clinical studies, which would delay the regulatory approval process.

The combined company may not be able to secure and maintain research institutions to conduct its clinical trials.

The combined company relies on research institutions to conduct its clinical trials. Specifically, the limited number of centers experienced with cell therapy product candidates heightens its dependence on such research institutions. Its reliance upon research institutions, including hospitals and clinics, provides it with less control over the timing and cost of clinical trials and the ability to recruit subjects. If the combined company is unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, it may be unable to quickly replace the research institution with another qualified institution on acceptable terms. The combined company may not be able to secure and maintain suitable research institutions to conduct its clinical trials, which could have a material adverse effect on its business and prospects.

The combined company and its collaborators and contract manufacturers are subject to significant and ongoing regulation with respect to manufacturing its drug substances. The manufacturing facilities on which it relies may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to its product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. We, its collaborators or its contract manufacturers must supply all necessary documentation in support of an BLA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of the combined company’s contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of its product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The combined company does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if the combined company’s contract manufacturer’s fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm its business.

Any collaboration arrangements that the combined company may enter into in the future may not be successful, which could adversely affect its ability to develop and commercialize its current and potential future product candidates.

The combined company may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of its current and potential future product candidates. It may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for the combined company as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. It will face, to the extent that the combined company decides to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. The combined company may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should the combined company so choose to enter into such arrangements. The terms of any collaborations or other arrangements that the combined company may establish may not be favorable to itself.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect the combined company financially and could harm its business reputation.

The combined company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because the combined company relies on third parties to develop and manufacture its product candidates, the combined company must, at times, share trade secrets with them. It seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose its confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by the combined company’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that the combined company’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of its trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

Risks Related to the Combined Company’s Intellectual Property

The combined company has filed multiple patent applications and have a limited number of issued patents. There can be no assurance that any of its patent applications will result in issued patents. As a result, the combined company’s ability to protect its proprietary technology in the marketplace may be limited.

The combined company has filed patent applications in countries worldwide. These applications cover a range of areas including: the U.S., EU, Israel and Japan. While several patent applications have been granted, several are still pending. Unless and until its pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of its patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what the combined company currently seeks.

The combined company’s proprietary position for its product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for the combined company’s product candidates will be any patents granted on the method of use and formulation. The combined company does not have patents or patent applications covering its products as a composition of matter (i.e., compound claims).

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for the combined company’s targeted indications or uses for which it may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

There is no certainty that its pending or future patent applications will result in the issuance of patents.

The combined company’s success depends in part on its ability to obtain and defend patent and other intellectual property rights that are important to the commercialization of its products and product candidates. The degree of patent protection that will be afforded to its products and processes in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts, administrative bodies and lawmakers in these countries. The combined company can provide no assurance that it will successfully obtain or preserve patent protection for the technologies incorporated into its products and processes, or that the protection obtained will be of sufficient breadth and degree to protect its commercial interests in all countries where it conducts business. If the combined company cannot prevent others from exploiting its inventions, it will not derive the benefit from them that it currently expects. Furthermore, the combined company can provide no assurance that its products will not infringe patents or other intellectual property rights held by third parties.

In Europe, for example, there is uncertainty about the eligibility of human embryonic stem cell subject matter for patent protection. The European Patent Convention, or EPC, prohibits the granting of European patents for inventions that concern “uses of human embryos for industrial or commercial purposes.” A recent decision at the Court of Justice of the European Union interpreted parthenogenetically produced human embryonic stem cells as patentable subject matter. Consequently, the European Patent Office now recognizes that human pluripotent stem cells (including human embryonic stem cells) can be created without a destructive use of human embryos as of June 5, 2003, and patent applications relating to human embryonic stem cell subject matter with a filing and priority date after this date are no longer automatically excluded from patentability under Article 53 (a) EPC and Rule 28(c) EPC.

Even if the combined company is issued patents, because the patent positions of pharmaceutical and/or biotech products are complex and uncertain, the combined company cannot predict the scope and extent of patent protection for its product candidates.

Any patents that may be issued to it will not ensure the protection of the combined company’s intellectual property for a number of reasons, including without limitation the following:

•        any issued patents may not be broad or strong enough to prevent competition from other drug substances including identical or similar products and technology;

•        if the combined company is not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

•        there may be prior art of which the combined company is not aware that may affect the validity or enforceability of a patent claim;

•        there may be other patents existing, now or in the future, in the patent landscape for PBI products, or any other product candidates that the combined company seeks to commercialize or develop, if any, that will affect Kadimastem’s freedom to operate;

•        if the combined company’s patents are challenged, a court could determine that they are not valid or enforceable;

•        a court could determine that a competitor’s technology or product does not infringe the combined company’s patents;

•        the combined company’s patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•        if the combined company encounters delays in its development or clinical trials, the period of time during which it could market its products under patent protection would be reduced.

Obtaining and maintaining the combined company’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and the combined company’s patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, the combined company’s competitors might be able to enter the market, which would have a material adverse effect on its business.

The combined company may not be able to enforce its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States and Israel can be less extensive than those in the United States and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Israel. Consequently, the combined company may not be able to seek to prevent third parties from practicing its inventions in all countries outside the United States and Israel, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors, for example, may use the combined company’s technologies in jurisdictions where Kadimastem have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where it has patents, but enforcement is not as strong as that in the United States and Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to drug substances and product candidates and biopharmaceutical and biotechnology products, which could make it difficult for the combined company to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. To date, the combined company have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce the combined company’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against the combined company. The combined company may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, the combined company and its licensors may have limited remedies if patents are infringed or if it or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit its potential revenue opportunities. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

If the combined company is unable to maintain effective proprietary rights for its product candidates, it may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, it has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that the combined company elects not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. The combined company seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. It also seeks to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and the combined company may not have adequate remedies for any breach. In addition, the combined company’s trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

The combined company cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, it may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that the combined company is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business.

The combined company’s commercial success depends upon its ability to develop, manufacture, market and sell its platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the drug substances and product candidates and pharmaceutical industries. While no such litigation has been brought against it and the combined company has not been held by any court to have infringed a third party’s intellectual property rights, the combined company cannot guarantee that its technology or use of its technology does not infringe third-party patents. It is also possible that it has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering its technology could have been filed by others without its knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover the combined company’s technology.

The combined company may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against the combined company based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If the combined company is found to infringe a third party’s intellectual property rights, the combined company could be required to obtain a license from such third party to continue developing and marketing its technology. However, the combined company may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of its products or lead to prohibition of the manufacture or sale of products by it. Even if the combined company were able to obtain a license, the combined company could be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. The combined company could be forced, including by court order, to cease commercializing the infringing technology. In addition, the combined company could be found liable for monetary damages, including treble damages and attorneys’ fees if the combined company is found to have willfully infringed a patent. A finding of infringement could prevent the combined company from commercializing its technology or force the combined company to cease some of its business operations, which could materially harm the combined company’s business. Claims that the combined company has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

The combined company may be subject to claims challenging the inventorship of its patents and other intellectual property.

The combined company may be subject to claims that former employees, collaborators or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, the combined company may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If the combined company fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if it is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the combined company may receive less revenue from future products if any of its employees successfully claim for compensation for their work in developing the combined company’s intellectual property, which in turn could impact the combined company’s future profitability.

Under applicable employment laws, the combined company may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of its former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with it.

The combined company generally enters into non-competition agreements with its employees and certain key consultants. These agreements prohibit employees and certain key consultants, if they cease working for the combined company, from competing directly with it or working for its competitors or clients for a limited period of time. The combined company may be unable to enforce these agreements under the laws of the jurisdictions in which the combined company’s employees work and it may be difficult for it to restrict its competitors from benefitting from the expertise its former employees or consultants developed while working for it. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If the combined company cannot demonstrate that such interests will be harmed, it may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

In addition, under Israeli law, if the combined company wishes to obtain ownership over inventions developed by its employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, the combined company is required to compensate the employee for the rights to their respective inventions. There can be no guarantee that the combined company will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on its operations and ability to effectively compete.

Risks Related to Israeli Law and its Operations in Israel

Potential political, economic and military instability in the State of Israel, where its headquarters, members of its management team, its production and research and development facilities are located, may adversely affect its results of operations.

The combined company’s executive offices, research and development laboratories and manufacturing facility are located in Nes-Ziona, Israel. In addition, the majority of its key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, including Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect its operations and results of operations and the market price of its Ordinary Shares.

Conditions in the Middle East and in Israel, where its research and development facilities are located, may harm its operations.

The combined company’s office where the combined company conducts its research and development, operations, sales outside the Americas, and administration activities, is located in Israel. Many of the combined company’s employees are residents of Israel. Most of the combined company’s executive officers and directors are residents of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and Hezbollah and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As of the date of this proxy statement/prospectus, the combined company has not been impacted by any absences of personnel at its service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from the combined company for an extended period of time may materially and adversely affect its business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, the combined company’s operations have not been adversely affected by this situation, and it has not experienced any material disruptions to its operations. The combined company has the ability, if necessary, to shift its manufacturing from Israel to other countries where it has business partners, and it have not had customers in Israel in the last year. However, the intensity and duration of the war in the Middle East is difficult to predict at this stage, as are such war’s economic implications on the combined company’s business and operations and on Israel’s economy in general. if the war in the other fronts, such as Lebanon, Syria and the West Bank expands further, the combined company’s operations may be adversely affected.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and the combined company. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the combined company’s results of operations and could make it more difficult for the combined company to raise capital. Parties with whom the combined company does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the combined company to make alternative arrangements when necessary in order to meet the combined company’s business partners face to face. In addition, the political and security situation in Israel may result in parties with whom the combined company has agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the combined company’s operating results, financial condition or the expansion of its business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the combined company’s operations and results of operations. In recent years, the hostilities involved missile strikes against civilian targets in various parts of Israel, including areas in which the combined company’s employees and some of its consultants are located, and negatively affected business conditions in Israel.

The combined company’s commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, the combined company cannot assure you that this government coverage will be maintained. Any losses or damages incurred by the combined company could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm the combined company’s results of operations.

Finally, political conditions within Israel may affect the combined company’s operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the combined company’s business, financial condition, results of operations and growth prospects.

Exchange rate fluctuations between the U.S. Dollar and New Israeli Shekels, or NIS, may negatively affect the combined company’s earnings and could adversely affect its results of operations.

The combined company incurs expenses in NIS, U.S. dollars, and Euros, but the combined company’s financial statements are denominated in NIS as its financial currency. Accordingly, the combined company faces exposure to adverse movements in currency exchange rates. Accordingly, the combined company faces exposure to adverse movements in the currency exchange rate of the NIS against these foreign currencies, which may have a negative effect on its revenue and costs. If the NIS weakens against any of these currencies, the translation of these foreign currency denominated transactions will result in decreased revenue in NIS. Changes in currency exchange rates may have a negative effect on its financial results.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase the combined company’s costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. The combined company may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to it. If it qualifies for such benefits and programs and fail to meet the conditions thereof, the benefits could be cancelled and it could be required to refund any benefits it might already have enjoyed and become subject to penalties. Additionally, if the combined company qualifies for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on the combined company’s financial condition and results of operations.

The combined company may be required to pay monetary remuneration to its Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

The combined company enters into agreements with its Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by the combined company or are assigned to it, depending on the jurisdiction, without the employee retaining any rights. A portion of the combined company’s intellectual property has been developed by its Israeli employees during their employment for it. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The

Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although the combined company’s Israeli employees have agreed that the combined company exclusively own any rights related to their inventions, the combined company may face claims demanding remuneration in consideration for employees’ service inventions. As a result, the combined company could be required to pay additional remuneration or royalties to its current and/or former employees, or be forced to litigate such claims, which could negatively affect the combined company’s business.

The combined company received Israeli government grants for certain of its research and development activities, the terms of which may require it to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If the combined company fails to satisfy these conditions, it may be required to pay penalties and refund grants previously received.

The combined company’s research and development efforts have been financed in part through royalty-bearing grants that it received from the IIA. The combined company is further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. The combined company may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits the combined company to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, the combined company’s research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and availability of similar services in Israel and other factors. These restrictions and requirements for payment may impair its ability to sell, license or otherwise transfer its technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to the combined company’s shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that the combined company are required to pay to the IIA.

The combined company may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for its products.

The combined company have non-competition agreements with all of its employees, all of which are governed by Israeli law. These agreements prohibit the combined company employees from competing with or working for its competitors. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If it is not able to enforce non-compete covenants, it may be faced with added competition.

EXTRAORDINARY SHAREHOLDER MEETING OF NLS

General

NLS is furnishing this proxy statement/prospectus to NLS’s shareholders as part of the solicitation of proxies by the NLS Board for use at the NLS Meeting to be held on             , 2025, and at any adjournment thereof. This proxy statement/prospectus provides NLS’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the NLS Meeting.

Date, Time and Place

The NLS Meeting will be held on           , 2025 at             a.m./p.m., local time, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland. You can participate in the NLS Meeting, vote and submit questions in person.

Purpose of the NLS Meeting

NLS and Kadimastem have entered into a Merger Agreement. In order to give effect to the Merger Agreement, NLS must fulfill various closing conditions. The compliance with certain closing conditions can only be effected by resolutions of the shareholders’ meeting, as these conditions are within the competence of the shareholders’ meeting. The Merger Agreement requires the NLS Meeting to approve the following resolutions:

•        Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

•        Proposal No. 8 to approve the election of the new members to the NLS Board.

Further agenda items are:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        Proposal No. 7 to approve the name change of NLS.

•        Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        Proposal No. 11.5 to approve the equity compensation for the executive officers.

Recommendation of the Board

The NLS Board has unanimously determined that the each of the Proposals is fair to and in the best interests of NLS and its shareholders; has unanimously approved each of the Proposals; and unanimously recommends that shareholders vote “FOR” each of the Proposals.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

As of the date of this proxy statement/prospectus, NLS has a share capital of CHF 2,799,813.60, divided into 2,901,228 Common Shares and 598,539 Preferred Shares, with a nominal value of CHF 0.80 each. Each Common Share and Preferred Share entitles its holder to one vote in the NLS Meeting. However, out of the aforementioned number of shares, NLS holds 141,692 Common Shares and 598,539 Preferred Shares in its treasury as Treasury Shares, which are therefore not entitled to a vote at the NLS Meeting.

Furthermore, NLS has issued 1,014,365 Preferred Participation Certificates as of the date of this proxy statement/prospectus. Preferred Participation Certificates do not carry any voting rights.

Shareholders who are entered in the shareholder register maintained by NLS’s transfer agent, VStock Transfer, LLC as of             , 2025, 11:59 pm CET (record date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from             , 2025, until and including             , 2025 no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before the NLS Meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

Quorum

Neither Swiss law nor the articles of association of NLS provide any quorum requirements applicable to the NLS Meeting.

Abstentions and Broker Non-Votes

Pursuant to Swiss law, broker non-votes as well as abstentions, are treated as votes cast in the NLS Meeting and count as “ABSTAIN” votes. Since a Proposal requires the approval by a Simple Majority Vote or a Supermajority Vote, “ABSTAIN” votes have the same effect as “AGAINST” votes on the Proposals.

Vote Required

Pursuant to Swiss law, the NLS Meeting generally approves resolutions by a Simple Majority Vote. In certain instances, however, Swiss law or the articles of association require the NLS Meeting to approve a resolution by the Supermajority Vote.

The following proposals require a Simple Majority Vote at the NLS Meeting:

•        Proposal No. 1 to approve the Merger Agreement.

•        Proposal No. 7 to approve the name change of NLS.

•        Proposal No. 8 to approve the election of the new members to the NLS Board.

•        Proposal No. 9 to approve the election of members of the Compensation, Nomination and Governance Committee.

•        Proposal No. 10 to approve the composition of the new senior management following the Merger.

•        Proposal No. 11.1 to approve the cash compensation for the members of the NLS Board.

•        Proposal No. 11.2 to approve the equity compensation for the members of the NLS Board.

•        Proposal No. 11.3 to approve the cash fixed compensation for the executive officers.

•        Proposal No. 11.4 to approve the cash variable compensation for the executive officers.

•        Proposal No. 11.5 to approve the equity compensation for the executive officers.

The following proposals require a Supermajority Vote at the NLS Meeting:

•        Proposal No. 2 to approve the ordinary share capital increase re merger consideration.

•        Proposal No. 3 to approve the ordinary share capital increase re Air Financing.

•        Proposal No. 4 to approve the implementation of capital band (Art. 3a).

•        Proposal No. 5 to approve the conditional share capital for employee and advisory options (Art. 3b).

•        Proposal No. 6 to approve the conditional share capital for shareholders’ options (Art. 3c).

Voting Your Shares

Shareholders can either vote by personal participation or by representation. All shareholders attending the NLS Meeting (either by personal participation or representation) are requested to complete and sign the registration form, attached an exhibit to this proxy statement/prospectus and the invitation to the NLS Meeting, latest until             , 2025 (received by 11:59 pm CET) and send it either via postal mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) to NLS.

In the event that you do not intend to participate personally in the NLS Meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder) by completing and signing the respective power of attorney (proxy card).

The independent proxy will be physically present at NLS Meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com), or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than             , 2025 (received by 11:59 pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Regardless of the method you choose to appoint your proxy, the individuals named on the enclosed proxy card (i.e., your proxy), will vote your shares in the way that you indicate if you validly appoint a proxy and properly specify how you want your shares voted. When completing the internet process or the proxy card, you may specify whether your shares should be voted “FOR” or “AGAINST” or “ABSTAIN” from voting on all, some or none of the Proposals at the NLS Meeting.

Attending the NLS Meeting

The NLS Meeting will be held in person 4 pm, local time, on            , 2025, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland. In order to vote or submit a question during the NLS Meeting, you will also need the voter control number included on your proxy card. If you do not have the control number, you will not be able to vote or submit your questions during the NLS Meeting.

Revoking Your Proxy

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting by a signed notice of revocation. A shareholder may also change or revoke its vote by entering a new vote by internet or by submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

Solicitation of Proxies

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Other Matters

As of the date of this proxy statement/prospectus, the NLS Board does not know of any business to be presented at the NLS Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the NLS Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your NLS Common Shares or NLS Preferred Shares, you may contact NLS by mail (NLS Pharmaceutics Ltd., Alexander Zwyer, The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com).

MATTERS BEING SUBMITTED TO A VOTE OF NLS SHAREHOLDERS

Advisory vote: Approval of Merger Agreement (PROPOSAL 1)

General

Holders of NLS Common Shares are being asked to approve the Merger Agreement and the transaction contemplated therein (the Merger). Holders of NLS Common Shares should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this Proposal 1.

NLS is holding a shareholder advisory vote on the Merger Agreement. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 1. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 1 in its decision-making process. However, Approval of the Merger and the Merger Agreement is a condition to the Closing under the Merger Agreement. Therefore, NLS may consummate the Merger only if it is approved by the affirmative vote of the holders of an absolute majority of all votes represented.

To approve this Proposal 1, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 1. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 1.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 1.

Approval of Ordinary Share Capital Increase re Merger Consideration
(PROPOSAL 2)

Under Swiss law, share capital may be increased through a resolution of the shareholders’ meeting (ordinary capital increase), which must be implemented by the Board within six months to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase.

According to the Merger Agreement, each Kadimastem Ordinary Share will, by virtue of the merger, be exchanged for and converted into the right to receive a newly issued, fully paid-in NLS Common Shares, based Exchange Ratio as set forth in the Merger Agreement.

For the purpose of making available the required number of Merger Compensation Shares to serve as merger consideration for the Kadimastem shareholders, the Company has agreed to create the necessary Merger Compensation Shares by way of an ordinary capital increase, excluding the subscription rights of existing shareholders of the Company.

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the ordinary capital increase to create and issue the Merger Compensation Shares in accordance with the Merger Agreement.

The initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the issued and outstanding Company Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS as of December 20, 2024, the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders. The number of Merger Consideration Shares to be approved by the NLS shareholders will therefore include the necessary number of shares to achieve the 80/20 ratio, along with a buffer of approximately 20%.

The terms of, reasons for, and other aspects of the issuance of the Company’s ordinary shares as part of the Merger are described in detail in other sections in this prospectus/proxy statement. Please also see “Preliminary Proxy Statement, Subject To Completion — Notice Of Extraordinary Meeting Of Shareholders To Be Held On             , [2025] — 2. Ordinary Share Capital Increase re Merger Consideration” of this proxy statement/prospectus.

To approve this Proposal 2, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 2. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 2.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 2

Approval of ORDINARY SHARE CAPITAL INCREASE RE AIR FINANCING (PROPOSAL 3)

Under Swiss law, share capital may be increased through a resolution of the shareholders’ meeting (ordinary capital increase), which must be implemented by the Board within six months to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase.

The Company entered into a securities purchase agreement dated December 4, 2024 (the “PIPE SPA”), with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company has agreed to obtain shareholder approval to authorize and subsequently reserve a number of registered preferred shares with a nominal value of CHF 0.03 each (the par value is subject to change and shareholders’ approval of the share capital decrease (nominal value reduction)), to enable the accredited investor to make additional investments of up to USD 10,000,000 in the Company.

Accordingly, to fulfill the obligations under the PIPE SPA, at the extraordinary shareholders’ meeting, shareholders will be asked to approve the ordinary capital increase to create and issue the preferred shares with a nominal value of CHF 0.03 each in accordance with the PIPE SPA.

The Board of Directors reserves the right to split the total maximum number of              fully paid-in preferred shares up in several proposals to increase the share capital of the Company, by way of an ordinary capital increases, via the issuance of several portions of a partial number of no less than              fully paid-in preferred shares per each portion, up to the total maximum number of              fully paid-in preferred shares.

Please also see “Preliminary Proxy Statement, Subject To Completion — Notice Of Extraordinary Meeting Of Shareholders To Be Held On             , [2025] — 3. Ordinary Share Capital Increase re AIR Financing” of this proxy statement/prospectus.

To approve this Proposal 3, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 3. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 3.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 3.

Approval of Implementation of capital band (PROPOSAL 4)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower our Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of capital band (Kapitalband) to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval. Increases in partial amounts are permitted. The Board determines the timing, issue price, the type of contributions and the date on which the dividend entitlement commences. The Board may allow the pre-emptive rights that have not been exercised to expire, or it may place such shares or the pre-emptive rights which have not been exercised, at market conditions or use them otherwise in the interest of NLS.

Such increase of the share capital is (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party, followed by an offer to the then-existing shareholder of NLS or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised), and (ii) in partial amount, permissible.

The Board is authorized to restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, NLS or any of its subsidiaries in accordance with the Company’s articles of association.

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the implementation of a capital band of the Company with an upper limit equal to the maximum amount permitted by law (i.e., in the amount of one-half of the New Share Capital to be calculated on the day of the extraordinary shareholders’ meeting), which shall remain shall remain in force for a duration of five years as of the date of the extraordinary shareholders’ meeting.

Additional information regarding capital band is set forth below in the section entitled “Capital Band” and in the proxy statement. Please also see “Preliminary Proxy Statement, Subject To Completion — Notice Of Extraordinary Meeting Of Shareholders To Be Held On             , [2025] — 4. Implementation of capital band (Art. 3a)” of this proxy statement/prospectus.

To approve this Proposal 4, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 4. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 4.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 4.

Approval of Increase of the Conditional Share Capitals for Employee and Advisory Options (PROPOSAL 5)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower our Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or (ii) grants of rights to employees, members of our Board or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the increase of the conditional share capital for employee and advisory options (3b) of the Company to the maximum amount of CHF              (this Proposal 5) and the increase of the conditional share capital for shareholders’ options (3c) of the Company to the maximum amount of CHF              (Proposal 6 below).

We are bringing this proposal to our shareholders to approve that the conditional share capital for employee and advisory options of the Company (article 3b paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital to be calculated on the day of the NLS Meeting less the amount of the conditional share capital for shareholders’ options (in accordance with article 3c paragraph 1 of the Articles).

Additional information regarding conditional share capitals is set forth below in the section entitled “Conditional Share Capital” and in the proxy statement. Please also see “Preliminary Proxy Statement, Subject To Completion — Notice Of Extraordinary Meeting Of Shareholders To Be Held On             , [2025] — 5. Conditional Share Capital for Employee and Advisory Options (Art. 3b)” of this proxy statement/prospectus.

To approve Proposal 5, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 5. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 5.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 5.

APPROVAL OF INCREASE OF THE CONDITIONAL SHARE CAPITALS FOR SHAREHOLDERS’ OPTIONS (PROPOSAL 6)

Under Swiss law, our shareholders, by a Supermajority Vote, may empower our Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or (ii) grants of rights to employees, members of our Board or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the increase of the conditional share capital for employee and advisory options (3b) of the Company to the maximum amount of CHF             ( Proposal 5 above) and the increase of the conditional share capital for shareholders’ options (3c) of the Company to the maximum amount of CHF             (this Proposal 6).

We are bringing this proposal to our shareholders to approve that the conditional share capital for shareholders’ options (in accordance with article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the new share capital to be calculated on the day of the NLS Meeting less the amount of the conditional share capital for employee and advisory options of the Company (article 3b paragraph 1 of the Articles).

The increase of share capital for shareholders’ options is required to enable the consummation of the Merger Agreement. At the Effective Time each option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by NLS and converted into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance with the terms of the Merger Agreement.

Additional information regarding conditional share capitals is set forth below in the section entitled “Conditional Share Capital” and in the proxy statement. Please also see “Preliminary Proxy Statement, Subject To Completion — Notice Of Extraordinary Meeting Of Shareholders To Be Held On             , [2025] — 6. Conditional Share Capital for Shareholders’ Options (Art. 3c)” of this proxy statement/prospectus.

To approve each of Proposals 5 and 6, a resolution passed by a Supermajority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on each of Proposals 5 and 6. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” each of Proposals 5 and 6.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” EACH OF PROPOSALS 5 AND 6.

Approval of the NAME CHANGE (PROPOSAL 7)

At the extraordinary shareholders’ meeting, shareholders will be asked to approve the change of name of NLS from NLS Pharmaceuticals Ltd. (Swiss name: NLS Pharmaceuticals AG) to “NUCELX Ltd.” (Swiss name: “NEUCELX AG”), effective from the Effective Time.

We seek the name change to reflect that the prior business has changed its business focus. Our new name shows the new emphasis of our Company on stem cell therapies. We will receive a new trading symbol for our Company as soon as we have changed our name.

To approve this Proposal 7, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 7. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 7.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 7.

Election of the new board of directors (PROPOSAL 8)

According to Section 6.2.8 of the Merger Agreement, the current members of the board of directors of the Company are required to resign from their positions (other than Alex Zwyer) prior to the effectiveness of the Merger and the Company is required to seek approval of its shareholders to elect a new board of directors as designated by Kadimastem, which election shall enter into effect contingent upon the effective time of the Merger.

Kadimastem has submitted the candidacy of Mr. Ronen Twito as new chairman of the board of directors and Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as new board members.

At the extraordinary shareholders’ meeting, shareholders of the Company will be asked to elect Mr. Ronen Twito as new chairman of the board of directors and each of Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili as new board member.

Biographical information concerning Mr. Ronen Twito, Mr. Michel Revel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili is set forth below:

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, as served as Kadimastem’s Executive Charmian of the Board of Director since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and Tel Aviv Stock Exchange listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at MTS (Nasdaq: “MTSL”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure LTD (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November of 2004 and to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in business administration and accounting from the College of Management Academic Studies. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed at the Weizmann Institute of Science, Rehovot, Israel, where he has been a full Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, have led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, Blockbuster drug marketed worldwide. In recent years, Prof. Revel’s laboratory focused on hESC and succeeded to produce nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Eran Iohan, Independent Director

Mr. Eran Iohan has been a Board Member of Kadimastem since October of 2022, Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transaction in Israel and US for technology and bio-technology companies. From December of 2019 until today,

Mr. Iohan has been a Board Member of My Green Fields. From January of 2019 until current, Mr. Iohan has served as the Founder of Thin Places. From March of 2021 until June of 2023 he served as Chief Financial Officer at TurboGen. From January of 2007 and until June of 2019 Mr. Iohan was a Partner, Entertainment & Media Industry Leader at PwC Israel, and served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA), Israel and US (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from the Tel-Aviv University.

Liora Oren, Independent Director

Liora Oren has served as Kadimastem’s director and chair of the audit committee since September 2022. Liora brings with her 20 years of financial experience in various companies including the Bio-Tech Industry, and multinational companies traded on the NYSE and the NASDAQ. She has served the director of Finance at Valens Semiconductor since August 2024, and as its corporate controller from August 2021 until August 2024. From May 2017 until August of 2021, she served a Financial Controller at Dip-Tech, A Ferro company, Digital Ceramic In-Glass Printing. From July 2010 until March 2017 Mrs. Oren served as a Finance Director at CFO Direct. From June 2006 until June 2010, she served as a Financial Controller for Africa-Israel Investments. She was a Senior Auditor at KPMG from March 2004 until June of 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Liora is a Certified Public Accountant (CPA), in Israel, she holds a B.A. in accounting and economics from Tel-Aviv University and M.A. in law from Bar-Ilan University.

Tammy Galili, Director

Tammy Galili has served as a director at Kadimastem since July 2021. She has three decades of experience in various management positions in the pharmaceutical space. She served as the CEO of Ilex Medical Ltd. from January 2016 and until October 2024, and previously served as the company’s Deputy CEO from January 2014 until January 2014, and Vice President of Sales and Marketing from January 2010 until December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University in Herzliya and a BA in Philosophy and History of the Middle East in Modern Times from Tel Aviv University.

To approve this Proposal 8, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 8. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 8.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 8.

Election of the members of the Compensation, Nomination and Governance Committee (PROPOSAL 9)

In accordance with the Company’s articles of association, the members of the compensation committee shall be elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and shall be eligible for re-election. Each member of the compensation committee shall be elected individually. If there are vacancies on the compensation committee and the number of members falls below the minimum of two, the board of directors shall appoint the missing member from among its members for the remaining term of office. However, since a new Board of Directors will be elected as outlined in agenda item 8 above, the Compensation, Nomination, and Governance Committee must also be reconstituted with the approval of the shareholders.

The compensation committee shall consist of two or more members of the board of directors. The board of directors shall appoint the chairman of the compensation committee.

The compensation committee supports the board of directors to establish and review the Company’s compensation principles and guidelines, in preparing the compensation report and in preparing the proposals to the shareholders’ meeting regarding compensation of the members of the board of directors and the members of the executive management. The compensation committee may submit proposals to the board of directors in other compensation related issues. The board of directors may delegate further tasks and powers to the compensation committee.

Kadimastem has submitted the candidacy of Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren.

At the extraordinary shareholders’ meeting, shareholders of the Company will be asked to elect Olivier Samuel, Eran Lohan and Liora Oren as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

To approve this Proposal 9, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 9. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 9.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 9.

Advisory vote: Approval of Composition of the new Senior Management following the Merger (PROPOSAL 10)

According to Section 6.2.8 of the Merger Agreement, the current officers of the Company are required to resign from their positions (other than Eric Konofal who shall remain in part-time positions) prior to the effectiveness of the Merger and the Company is required to appoint the executive officers of Kadimastem as executive officers of the Company upon the effective time of the Merger.

Accordingly, at the extraordinary shareholders’ meeting, shareholders of the Company will be asked, based on an advisory vote, to approve Mr. Ronen Twito as Executive Chairman and Chief Executive Officer, Prof. Michel Revel, MD, PhD, as Chief Scientific Officer, Mr. Kfir Molakandov, PhD, as Vice President Research and Development and Mr. Ariel Revel, MD, as Director of Medical Affairs.

NLS is holding a shareholder advisory vote on the appointment of new executive officers. A resolution resulting from such an advisory vote lacks legal binding effect under Swiss law. Therefore, the NLS Board retains full decision-making authority and may proceed with a transaction even if shareholders vote against Proposal 10. The NLS Board shall nonetheless consider the shareholders’ vote on Proposal 10 in its decision-making process.

Biographical information concerning Mr. Ronen Twito, Prof. Michel Revel, Mr. Kfir Molakandov and Mr. Ariel Revel is set forth below:

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, as served as Kadimastem’s Executive Charmian of the Board of Director since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and Tel Aviv Stock Exchange listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at MTS (Nasdaq: “MTSL”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure LTD (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November of 2004 and to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in business administration and accounting from the College of Management Academic Studies. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed at the Weizmann Institute of Science, Rehovot, Israel, where he has been a full Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, have led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, Blockbuster drug marketed worldwide. In recent years, Prof. Revel’s laboratory focused on hESC and succeeded to produce nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Kfir Molakandov PhD, Vice President Research and Development

Dr. Kfir Molakandov has served as Vice President, Head of Research and Development at Kadimastem since January 2018, and was previously a researcher at Kadimastem from January 2011 until December 2017. He received both his B.A, Masters of Science In Cell and Gene Therapy for Diabetes, and PhD in Cell Therapy for Diabetes from Tel Aviv University.

Ariel Revel, MD, Director of Medical Affairs

Professor Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a professor of medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009 and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April of 2017 and until April of 2024 he served in Assaf Harofeh Medical Center. On April of 2017 until April of 2021, he served as a professor at Assaf Harofeh Medical Center. He began his medical career in August of 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May of 2017. Professor Revel received his PhD from Tel-Aviv University, and an M.D degree from the Hebrew University of Jerusalem.

To approve this Proposal 10, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal 10. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” Proposal 10.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” PROPOSAL 10.

Approval of Compensation for the Members of the Board of Directors and Executive Management (PROPOSALs 11.1 – 11.5)

Pursuant to the Swiss Code of Obligations, the shareholders’ meeting is required to vote on the remuneration that the board of directors, the executive board and the board of advisors directly or indirectly receive from the company. The company’s articles of association outline the specifics of this vote and may also stipulate the procedure to follow if the shareholders’ meeting does not approve the proposed remuneration.

In accordance with the Company’s articles of association, the shareholders’ meeting must approve the proposals of the board of directors in relation to: (i) the maximum aggregate amount of the compensation of the board of directors for the following term office; (ii) the maximum aggregate amount of the compensation of the executive management for the following financial year; and (iii) the maximum aggregate amount of the compensation of the members of the advisory board for the following term office. The board of directors may submit for approval by the shareholders’ meeting deviating or additional proposals relating to the same or different periods. If variable compensation is voted on prospectively, the compensation report must be submitted to the Annual General Meeting for a subsequent consultative vote.

In the event the shareholders’ meeting does not approve a proposal of the board of directors regarding compensation, the board of directors is required to determine, taking into account all relevant factors, the respective (maximum) ag-aggregate amount or partial (maximum) amounts of the compensation of the board of directors, the executive board and/or the board of advisors, and submit the amount(s) so determined for approval by the same shareholders’ meeting, a subsequent extraordinary shareholders’ meeting or the next annual shareholders’ meeting. The Company or any company controlled by it may pay out compensation prior to approval by the shareholders’ meeting subject to subsequent approval by the shareholders’ meeting. For compensation paid without an approving resolution by the shareholders’ meeting, the Company generally has a claim for reimbursement.

Accordingly, at the extraordinary shareholders’ meeting, shareholders of the Company will be asked to approve the following compensation for the members of the board of directors and executive management:

•        To approve the new maximum aggregate amount of CHF              (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the current term of office lasting until the next ordinary shareholders’ meeting;

•        To approve the new grant of equity or equity linked instruments with maximum aggregate amount of CHF              (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the current term of office lasting until the next ordinary shareholders’ meeting;

•        To approve the new maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2025;

•        To approve the new maximum aggregate amount of the new maximum aggregate amount of CHF              (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2025; and

•        To approve the new grant of equity or equity linked instruments with maximum aggregate amount of CHF              (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2025.

To approve each of Proposals 11.1 through 11.5, a resolution passed by a Simple Majority Vote is required. You may vote “FOR,” “AGAINST” or “ABSTAIN” on each of Proposals 11.1 through 11.5. A failure to vote, an abstention or a broker non-vote, if any, will have the same effect as a vote “AGAINST” each of Proposals 11.1 through 11.5.

THE NLS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” EACH OF PROPOSALS 11.1 THROUGH 11.5

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Merger, including the Merger Agreement. Although NLS and Kadimastem believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the Registration Form and Proxy Card attached as exhibits to this proxy statement/prospectus, the Shareholder Support Agreements attached as Annexes B and C and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

General

On November 4, 2024, NLS, Kadimastem and Merger Sub entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Kadimastem, with Kadimastem surviving as a wholly-owned subsidiary of NLS.

Merger Consideration

As a result of the Merger, holders of Kadimastem Ordinary Shares will be entitled to receive NLS Common Shares in exchange for Kadimastem Ordinary Shares, equal to the number of Kadimastem Ordinary Shares held by each Kadimastem shareholder multiplied by the Exchange Ratio. The Exchange Ratio has been determined pursuant to a formula described in more detail in the Merger Agreement and elsewhere in this proxy statement/prospectus. The initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financings from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

Equity Awards and Warrants

Pursuant to the Merger Agreement, at the Effective Time, all the Kadimastem’s issued and outstanding equity awards, whether vested or unvested, shall be assumed by NLS and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance as set forth in the Merger Agreement. Subject to the terms of the relevant equity award, each Kadimastem equity award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such equity award, a number of NLS Common Shares equal to the number of NLS Common Shares (rounded down to the nearest whole share) that the holder of such equity award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Kadimastem Ordinary Shares immediately prior to the Effective Time as set forth in the Merger Agreement. All restrictions on the exercise of the assumed awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the assumed awards shall otherwise remain unchanged.

NLS’s Background of the Merger

As part of their ongoing oversight, direction and management of NLS’s business, the Board and NLS’s management regularly review and discuss NLS’s performance, business plan, strategic direction and future growth prospects. The Board determined to pursue the Merger in order to increase shareholder value, increase the pipeline of advanced clinical assets, raise funds and settle debt with vendors and service providers, regain full listing compliance on Nasdaq and consequently improve NLS’s financial position and balance sheet. The Board discussions have included the evaluation and consideration of a variety of strategic opportunities to increase the size of NLS and the potential benefits and risks of such strategic transactions. In this regard, NLS’s management considered the feasibility and attractiveness of one or more potential transactions between NLS and Kadimastem.

On June 29, 2024, NLS engaged H.C. Wainwright & Co. LLC, a U.S. investment bank, or HCW, to assist the NLS management team in exploring strategic transactions. Pursuant to the finders agreement dated June 28, 2024, or the Finders Agreement, by and between NLS and HCW, HCW agreed to directly introduce NLS to certain potential third party entities in the Finders Agreement, which may be supplemented by mutual consent between NLS and HCW, for a potential merger, acquisition, business combination, collaboration or similar strategic transaction between the NLS and any such entity listed in the Finders Agreement.

Further, the Finders Agreement states that in the event NLS enters into a binding term sheet or similar agreement with respect to a potential merger, acquisition, business combination, collaboration or similar strategic transaction by NLS with each or any of the entities listed in the Finders Agreement during the term of the Finders Agreement, NLS shall pay HCW, within seven calendar days of the closing date of such transaction, a cash fee equal to $250,000 for each such transaction and shall issue to HCW (or its designees) warrants to purchase $500,000 worth of NLS Common Shares. Such warrants shall be in a customary form, will have a term of five years from the issuance date and an exercise price per share equal to the NLS Common Shares market price on Nasdaq immediately prior to the public announcement of such transaction. The Finders Agreement will terminate on June 27, 2025. NLS is required to make payments under the Finders Agreement of a cash fee up to $250,000 and warrants to purchase $500,000 worth of Common Shares with an exercise price per share equal to the Common Shares market price on Nasdaq immediately prior to the public announcement of such transaction.

During the period from June 29, 2024 through July 28, 2024, members of NLS’s management team and the Board, with the assistance of its financial and legal advisors, evaluated and considered several potential target companies as candidates for a possible merger transaction.

On July 2, 2024, NLS considered a potential business combination transaction with OQORY, a wholly-owned subsidiary of Vivasor, Inc., headquartered in San Diego, California. OQORY is a pioneer in the field of Antibody Drug Conjugates. On July 10, 2024 OQORY decided to move forward with another company.

On July 2, 2024, members of management of NLS and Kadimastem had an introductory call to discuss a potential merger transaction. Throughout all of the month of July 2024, the management teams of NLS and Kadimastem had intensive discussions to outline a potential strategic transaction. The management teams of NLS and Kadimastem discussed potential merger transactions and the desirability of proceeding with a combination of NLS and Kadimastem. At the end of July 2024, each of the management teams of NLS and Kadimastem confirmed their desire to negotiate the terms of a potential transaction.

On July 16, 2024, NLS considered a potential business combination transaction with MEDMELIOR, a Canadian private biotech company, focusing on viral infections. On July 19, NLS received their non-binding letter of intent, and on July 26, NLS informed MEDMELIOR that NLS did not intend to pursue the potential business combination transaction for commercial reasons.

On July 8, 2024, NLS started to review a draft term sheet which was provided to NLS by Kadimastem on the same date. The binding term sheet outlined a proposed reverse triangular merger under which Kadimastem will become a wholly owned subsidiary of NLS. The combined company will continue as a Nasdaq-listed entity and was expected to operate under the name Kadimastem. The term sheet contemplated that the transaction was conditioned on several customary and specific closing requirements, that NLS must obtain shareholder approval, and that NLS has already secured commitments of support from shareholders representing more than 40% of its outstanding shares. It further stated that NLS will remain an SEC-reporting entity with shares traded on Nasdaq. The term sheet further required Kadimastem to maintain $3.5 million in cash on hand at the Closing of the Merger, while NLS must have $0.6 million in cash and as a condition to closing, NLS’s liabilities to vendors and insiders must be settled and removed from its balance sheet. Furthermore, the term sheet stated that most of NLS’s officers and directors will resign from their positions, with the combined company anticipated to focus on advancing Kadimastem’s allogeneic cell therapy platform.

On July 26, 2024, NLS and Kadimastem signed a binding term sheet based on a draft of a binding term sheet that Kadimastem had provided to NLS on July 8, 2024.

On July 29, 2024, NLS and Kadimastem announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% ownership interest in NLS. Such term sheet further provided that upon completion of the Merger, which is subject to, among other things, approval by NLS’s and Kadimastem’s shareholders, the combined company is expected to be traded on Nasdaq, and that existing Kadimastem shareholders will hold 85% of the issued and outstanding NLS Common Shares after the Merger and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding NLS Common Shares after the Merger.

On August 7, 2024, Pearl Cohen Zedek Latzer Baratz, counsel to Kadimastem, or Pearl Cohen, sent the initial draft of the Merger Agreement to Sullivan & Worcester LLP, counsel to the NLS, or Sullivan. Between August 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the definitive transaction agreements, including the Merger Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the representations and warranties of both NLS and Kadimastem to be contained in the Merger Agreement, the tax rulings to be obtained before the closing and the interim covenants to be contained in the Merger Agreement, including regarding the solicitation of alternative transactions, and the Company’s ability to access capital.

On August 25, 2024, Sullivan sent a revised draft of the Merger Agreement to Pearl Cohen, which included comments regarding the representations and warranties, post-closing board of directors, and the exchange ratio. The parties initially agreed to confirm the representations and warranties for both parties. Between August 25, 2024 and September 13, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the aforementioned terms of the Merger Agreement.

On August 29, 2024, Pearl Cohen sent the initial draft of the CVR Agreement to Sullivan. Between August 29, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the CVR Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the responsibilities of the rights agent, mechanics of the distribution, and term of the CVR Agreement.

On September 17, 2024, Sullivan sent the initial draft of the NLS Voting Agreement to Pearl Cohen. Between September 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the NLS Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 22, 2024, Pearl Cohen sent the initial draft of the Kadimastem Voting Agreement to Sullivan. Between September 22, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the Kadimastem Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 23, 2024, Pearl Cohen sent a revised draft of the Merger Agreement to Sullivan, which included comments regarding the equity awards and warrants. The parties agreed to transfer all the Kadimastem equity awards to NLS, and between September 23, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the equity awards provisions in the Merger Agreement.

On September 25, 2024, NLS announced that a reverse share split of the NLS Common Shares, at a ratio of 1-for-40 is expected to be implemented at market open on September 27, 2024, or the September 2024 Reverse Split in order to achieve compliance with Nasdaq listing standards.

On September 27, 2024, the September 2024 Reverse Split became effective and the NLS Common Shares began trading on Nasdaq on a post-split basis at the market open on September 27, 2024. The September 2024 Reverse Split, approved by NLS shareholders on September 18, 2024, combined 40 NLS Common shares into one, reducing outstanding NLS Common Shares from 46,880,000 to approximately 1,172,000.

The September 2024 Reverse Split was a crucial step for NLS to regain Nasdaq compliance, which was one of the key closing conditions of the Merger Agreement.

On October 15, 2024, NLS announced the closing of a private placement offering consisting of the issuance and sale of 806,452 NLS Common Shares and common share purchase warrants to purchase 806,452 NLS Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and have an exercise price of $4.25 per share. In addition, NLS closed a debt purchase agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the NLS’s debt in the aggregate amount of $4.0 million held by the investor, NLS agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of approximately $4.96. Such preferred shares contain a conversion price of $4.96 per share. Pursuant to the debt purchase agreement, NLS agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. NLS also announced that it believes it has regained compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5550(a)(2), due to the fact that the NLS Common Shares had traded above $1.00 for ten consecutive trading days. In addition, due in part to the foregoing transactions, NLS announced that it believes that it satisfies the shareholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

On November 4, 2024, the parties executed the Merger Agreement and the applicable ancillary documents, and the Company issued a press release announcing the transaction.

Kadimastem’s Background of the Merger

As part of their ongoing oversight, direction and management of Kadimastem’s business, the board of directors and management of Kadimastem regularly review and discuss Kadimastem’s performance, business plan, strategic direction and future growth prospects. The board of directors of Kadimastem determined to pursue the Merger in order to increase shareholder value because of the potential to meaningfully increase Kadimastem’s visibility in the U.S. market and the anticipated collaboration potential with the DOXA program. The board of directors of Kadimastem discussions have included the evaluation and consideration of a variety of strategic opportunities to increase the size of Kadimastem and the potential benefits and risks of such strategic opportunities. Prior to entering into the Merger Agreement, Kadimastem conducted a thorough search for a potential merger transactions drawing upon, among other things, the extensive network, investment and operating experience of Kadimastem’s management team.

On July 2, 2024, members of management of NLS and Kadimastem had an introductory call to discuss a potential merger transaction. Throughout all of the month of July 2024, the management teams of NLS and Kadimastem had intensive discussions to outline a potential strategic transaction. The management teams of NLS and Kadimastem discussed potential merger transactions and the desirability of proceeding with a combination of NLS and Kadimastem. At the end of July 2024, each of the management teams of NLS and Kadimastem confirmed their desire to negotiate the terms of a potential transaction.

On July 8, 2024, NLS started to review a draft term sheet which was provided to NLS by Kadimastem on the same date. The binding term sheet outlined a proposed reverse triangular merger under which Kadimastem will become a wholly owned subsidiary of NLS. The combined company will continue as a Nasdaq-listed entity and was expected to operate under the name Kadimastem. The term sheet contemplated that the transaction was conditioned on several customary and specific closing requirements, that NLS must obtain shareholder approval, and that NLS has already secured commitments of support from shareholders representing more than 40% of its outstanding shares. It further stated that NLS will remain an SEC-reporting entity with shares traded on Nasdaq. The term sheet further required Kadimastem to maintain $3.5 million in cash on hand at the Closing of the Merger, while NLS must have $0.6 million in cash and as a condition to closing, NLS’s liabilities to vendors and insiders must be settled and removed from its balance sheet. Furthermore, the term sheet stated that most of NLS’s officers and directors will resign from their positions, with the combined company anticipated to focus on advancing Kadimastem’s allogeneic cell therapy platform.

On July 26, 2024, NLS and Kadimastem signed a binding term sheet based on a draft of a binding term sheet that Kadimastem had provided to NLS on July 8, 2024.

On July 29, 2024, NLS and Kadimastem announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% ownership interest in NLS. Such term sheet further provided that upon completion of the Merger, which is subject to, among other things, approval by NLS’s and Kadimastem’s shareholders, the combined company is expected to be traded on Nasdaq, and that existing Kadimastem shareholders will hold 85% of the issued and outstanding NLS Common Shares after the Merger and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding NLS Common Shares after the Merger.

On August 7, 2024, Pearl Cohen, sent the initial draft of the Merger Agreement to Sullivan. Between August 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the definitive transaction agreements, including the Merger Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the representations and warranties of both NLS and Kadimastem to be contained in the Merger Agreement, the tax rulings to be obtained before the closing and the interim covenants to be contained in the Merger Agreement, including regarding the solicitation of alternative transactions, and the Company’s ability to access capital.

On August 25, 2024, Sullivan sent a revised draft of the Merger Agreement to Pearl Cohen, which included comments regarding the representations and warranties, post-closing board of directors, and the exchange ratio. The parties initially agreed to confirm the representations and warranties for both parties. Between August 25, 2024 and September 13, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the aforementioned terms of the Merger Agreement.

On August 29, 2024, Pearl Cohen sent the initial draft of the CVR Agreement to Sullivan. Between August 29, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the CVR Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the responsibilities of the rights agent, mechanics of the distribution, and term of the CVR Agreement.

On September 17, 2024, Sullivan sent the initial draft of the NLS Voting Agreement to Pearl Cohen. Between September 17, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the NLS Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 22, 2024, Pearl Cohen sent the initial draft of the Kadimastem Voting Agreement to Sullivan. Between September 22, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the Kadimastem Voting Agreement. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors.

On September 23, 2024, Pearl Cohen sent a revised draft of the Merger Agreement to Sullivan, which included comments regarding the equity awards and warrants. The parties agreed to transfer all the Kadimastem equity awards to NLS, and between September 23, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated further the equity awards provisions in the Merger Agreement.

On November 4, 2024, the parties executed the Merger Agreement and the applicable ancillary documents, and the Company issued a press release announcing the transaction.

On December 22, 2024, the Kadimastem board of directors was presented with the valuation reports and fairness opinion prepared by Moore.

NLS Board of Directors’ Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board held numerous meetings, consulted with executive officers, legal counsel, and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the NLS Board took into account information presented during the process and considered the following factors that it viewed as supporting its decision to approve the Merger Agreement:

Strategic Synergies

•        Complementary Strengths: The Merger allows the combined company to leverage complementary expertise and products, enabling the delivery of more holistic solutions.

•        Expansion of Market Reach: Combining operations increases market penetration and geographical coverage.

•        Strengthened Competitive Position: A unified entity can compete more effectively in a crowded or consolidating industry.

Financial Advantages

•        Cost Synergies: Significant cost savings are anticipated by eliminating operational redundancies.

•        Revenue Growth: New revenue streams may be unlocked, including cross-selling opportunities and market expansion.

•        Enhanced Financial Stability: A stronger balance sheet enhances flexibility for investments and market fluctuations.

Innovation and R&D Opportunities

•        Shared Research and Development Capabilities: Pooling resources accelerates breakthroughs in fighting diabetes and other areas.

•        Faster Time-to-Market: Streamlining product development reduces time-to-market for new offerings.

Operational Efficiencies

•        Integrated Supply Chain: Optimized supply chain operations reduce costs and improve efficiency.

•        Enhanced Workforce Utilization: Combining talent improves execution and productivity.

•        Improved IT and Infrastructure: Consolidating systems ensures scalability and reduced costs.

Competitive Advantages

•        Market Leadership: The combined entity is better positioned to dominate the market.

•        Differentiation: The merger facilitates the creation of differentiated offerings.

•        Defensive Strategy: Joining forces mitigates external threats like competition or hostile takeovers.

Shareholder Benefits

•        Increased Value: The merger improves financial performance, earnings, and potentially returns for shareholders.

•        Stronger Growth Potential: A unified market presence potentially offers more robust long-term growth opportunities.

Risk Diversification

•        Product or Service Diversification: Merging portfolios reduces dependency on a single product or market.

•        Geographic Diversification: Operating in diverse regions mitigates exposure to regional downturns.

•        Customer Base Expansion: Broadening the customer base reduces reliance on a few key clients.

Cultural and Vision Alignment

•        Shared Mission: Aligning strategic goals unifies purpose.

•        Cultural Compatibility: A strong cultural fit is expected to ensure smoother integration and employee retention.

Access to Resources

•        Capital and Financing: Greater financial resources facilitate investment in growth areas.

•        Intellectual Property (IP): Combining IP assets strengthens competitive positioning.

•        Talent Pool: Retaining top talent enhances operational capabilities.

The NLS Board and its legal advisors conducted a comprehensive review of strategic alternatives, including remaining a standalone company, liquidation, dissolution, and other strategic transactions. After thorough consideration, the NLS Board determined that the Merger provided greater value to NLS’s shareholders than any other alternatives. Following arm’s-length negotiations, the NLS Board believes the Merger Agreement’s terms, including the Exchange Ratio, are the most favorable achievable under the circumstances. In evaluating and approving the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors, including the potential benefits and risks associated with the Merger. The Board did not assign relative or specific weights to the individual factors considered, and no single factor was determinative or outweighed any other factors in its decision. The decision of the Board to approve the Merger Agreement and the transactions contemplated thereby was made after considering the totality of the information presented and the overall expected benefits of the Merger.

Kadimastem Board of Directors’ Reasons for the Merger

In evaluating the Merger Agreement and the transactions it contemplates, the Kadimastem Board convened multiple meetings, engaged executive officers, legal counsel, and financial advisors, and analyzed significant information. The Kadimastem Board considered various factors that supported its decision to approve the Merger Agreement, including:

Fairness and Valuation Reports

•        Fairness to Shareholders: Kadimastem’s fairness opinion concluded that the exchange ratio in the proposed Merger was fair, from a financial point of view, to Kadimastem.

Strategic Synergies

•        Complementary Strengths: The combined expertise and product portfolio enhance the combined company’s ability to deliver comprehensive solutions.

•        Market Expansion: Operating in new geographies or market segments increases reach and diversification.

•        Strengthened Competitive Position: A larger entity is better equipped to navigate industry competition.

Financial Benefits

•        Operational Efficiencies: Eliminating redundancies reduces costs and potentially increases profitability.

•        Growth Potential: Access to new revenue opportunities and markets strengthens the financial outlook.

•        Resource Consolidation: The merger creates a more robust financial foundation.

Advantages to Kadimastem Officers and Directors

•        Increased Value for Shares Held by Insiders: Increased value for shares held by insiders due to Nasdaq liquidity and valuation advantages.

•        Increased Credibility: Advantages of being Nasdaq-listed company and potential created from enhanced status.

Innovation and Collaboration

•        Accelerated R&D: Sharing research and resources accelerates innovation in key areas, including diabetes.

•        Improved Product Development: Unified efforts enhance time-to-market efficiency.

Operational Strengths

•        Enhanced Infrastructure: Consolidation leads to improved technological and operational frameworks.

•        Stronger Workforce: Combining teams increases capacity and innovation potential.

Competitive Landscape

•        Industry Leadership: Kadimastem believes that merger positions the combined entity as a leader in its field.

•        Defensive Strategy: Merging reduces vulnerabilities to external threats and competition.

Shareholder Value

•        Enhanced Returns: Improved operational efficiency and revenue generation are expected to drive shareholder value.

•        Long-Term Growth: A unified strategy fosters sustainable growth opportunities.

•        Risk Mitigation: Diversification of products, regions, and customer bases reduces potential risks.

Vision and Cultural Alignment

•        Unified Mission: A shared vision enhances focus on long-term goals.

•        Integration Potential: Strong cultural alignment is expected to ensure successful integration post-merger.

The Kadimastem Board believes the Merger’s terms were negotiated to maximize value for its shareholders while positioning the combined company for success in its industry. In evaluating and approving the Merger Agreement and the transactions contemplated thereby, the Kadimastem board of directors considered a variety of factors, including the potential benefits and risks associated with the Merger. The Kadimastem board of directors did not assign relative or specific weights to the individual factors considered, and no single factor was determinative or outweighed any other factors in its decision. The decision of the Kadimastem board of directors to approve the Merger Agreement and the transactions contemplated thereby was made after considering the totality of the information presented and the overall expected benefits of the Merger.

Fairness Opinions and Valuation Reports of Moore Financial Consulting

Kadimastem retained Moore, as financial advisor to Kadimastem, in connection with the Merger. Over the past few years, Kadimastem has been working with several valuation firms, including Moore. Moore was selected due to its global presence, and in particular, its presence in and familiarity with the markets and professional customs in Israel, Europe and the United States. Further, Kadimastem selected Moore because of its strong reputation in the field and recommendations from other similar companies. Moore’s staff have several years of experience in economic and financial consulting to some of the prestigious businesses in Israel, acting in management positions in leading Israeli consulting firms. Kadimastem had no material relationship or affiliation with Moore over the past two years.

On November 5, 2024, Moore rendered its oral opinion to Kadimastem’s Chairman of the board of directors, the Chief Executive Officer and VP Research and Development, subsequently confirmed by delivery to Kadimastem written valuation reports and a fairness opinion dated December 19, 2024, that, as of such date, and based upon and subject to the various assumptions qualifications, limitations and other matters described in its written opinion, the exchange ratio in the proposed Merger (which was proposed by the parties to the Merger, not Moore) if fair to Kadimastem, from a financial point of view.

The full text of Moore’s valuation reports and the written fairness opinion, dated December 19, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Moore in preparing its opinion, is attached to this proxy statement/prospectus as Annex E and is incorporated herein by reference. The summary of Moore’s valuation report and fairness opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the valuation reports and fairness opinion. Kadimastem’ shareholders are urged to read the reports and the opinion in its entirety. Moore provided financial advisory services and its opinion for the information and assistance of the Kadimastem board of directors (for its members’ capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the proposed Merger. Moore did not express any opinion as to the fairness of the exchange ratio in the Merger to the holders of any class of securities, creditors or other constituencies of Kadimastem or as to the underlying decision by Kadimastem to engage in the proposed Merger. The issuance of Moore’s opinion is not a recommendation as to how any Kadimastem shareholders should vote with respect to the proposed Merger or any other matter.

Pursuant to an engagement letter, Kadimastem retained Moore Financial Consulting as its financial advisor in connection with the proposed Merger.

At the meeting dated November 5, 2024, Moore rendered its oral opinion to the Kadimastem’s Chairman of the board of directors, the Chief Executive Officer and VP Research and Development, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed Merger was fair, from a financial point of view, to Kadimastem. Moore has confirmed its oral opinion by delivering its written opinion to Kadimastem, dated December 19, 2024, that, as of such date, the exchange ratio as reflected in the proposed Merger was fair, from a financial point of view, to Kadimastem.

The full text of the valuation reports and fairness opinion of Moore dated December 19, 2024, which set forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Moore set forth in this proxy statement is qualified in its entirety by reference to the full text of such valuation reports and fairness opinion. Kadimastem’s shareholders are urged to read the valuation reports and fairness opinion in its entirety. Moore’s valuation report and fairness opinion were addressed to Kadimastem in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the exchange ratio in the Merger, and did not address any other aspect of the Merger. Moore expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Kadimastem or as to the underlying decision by Kadimastem to engage in the proposed Merger. The summary of the opinion of Moore set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of Kadimastem as to how such shareholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, Moore, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available business and financial information concerning Kadimastem and NLS (collectively, the “Companies”) and the industries in which they operate; (iii) analyzed Companies’ share pricing as traded on the respective stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Companies relating to their businesses (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of the opinion.

In addition to the above, Moore has held discussions with certain members of the management of the Companies with respect to certain aspects of the Merger, and the past and current business operations of the Companies, the financial condition and future prospects and operations of the Companies, and certain other matters Moore believed necessary or appropriate for its inquiry.

In giving its opinion, Moore has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Moore by the Companies or otherwise reviewed by or for Moore. Moore has not independently verified any such information or its accuracy or completeness and, pursuant to its engagement letter with Kadimastem, Moore did not assume any obligation to undertake any such independent verification. Except for the valuation reports prepared by Moore, it has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have it evaluated the solvency of the Companies under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to Moore or derived therefrom, including technological and pharmaceutical situations of both Companies, Moore has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of the Companies to which such analyses or forecasts relate. Moore is not legal, regulatory or tax experts and has relied on the assessments made by advisors to the Companies with respect to such issues. Moore has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Companies or on the contemplated benefits of the Merger. Moore’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of December 19, 2024. It should be understood that subsequent developments may affect Moore’s valuation reports and/or fairness opinion, and that Moore does not have any obligation to update, revise, or reaffirm its valuation reports or fairness opinion. Moore’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed transaction.

The terms of the Merger Agreement, including the exchange ratio, were determined through arm’s length negotiations between Kadimastem and NLS, and the decision to enter into the Merger Agreement was solely that of Kadimastem’s board of directors. Moore’s valuation reports and fairness opinion were only one of the many factors considered by Kadimastem’s board of directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of Kadimastem’s board of directors or management with respect to the proposed Merger or the exchange ratio.

In accordance with customary practice, Moore employed generally accepted valuation methodology in rendering its valuation reports to Kadimastem on December 19, 2024. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Kadimastem and NLS valuation analyses.

Kadimastem’s and NLS’s valuations were performed under the income approach, using the Risk-Adjusted Net Present Value (rNPV) method. This method enhances standard DCF analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. As a result, this method is also referred to as the expected net present value (eNPV) method. Among the various early-stage biotech valuation methods, the rNPV method is the most appropriate. This method is suited for valuing:

•        Preclinical and clinical stage biotech assets

•        Novel pharma and biotech drugs undergoing development

•        Other life sciences assets that undergo phased development The mechanics of rNPV involve:

•        Estimating clinical trial and approval probabilities

•        Adjusting cash flow projections for risk using these probabilities

•        Discounting risk-adjusted cash flows to present value

•        Summing risk-adjusted cash flows to derive rNPV

This captures the risks inherent in biotech drug development. rNPV provides a more accurate asset valuation than basic DCF as it enables conducting pharma and biotech valuation based on the stage (preclinical, Phase 1-3) of development of assets. As mentioned in the company description, Kadimastem is currently in the process of developing two indications:

•        AstroRx® — clinical development of a cell therapy for treating amyotrophic lateral sclerosis (ALS).

•        IsletRx — a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin).

Moore has valued Kadimastem under the assumption that these are it’s only two projects, therefore we accounted for expected income and expenses related to these indications alone and did not take into consideration developments that Kadimastem might be performing in the future.

Another assumption made for the sake of the current valuation is that Kadimastem will develop the two indications on its own until the successful termination of the Phase II clinical trials and following that will seek for a business agreement with a large pharma company that will perform the Phase III clinical trials (on its own account) and after the successful conclusion of the trials will continue and market the finished products. Kadimastem will be entitled for an upfront payment at the end of Phase II and royalties from the third-party revenues. The detailed analysis of the DCF method can be reviewed in the valuation reports attached as Annex E to this proxy statement/prospectus which is incorporated herein by reference.

Moore has performed a sensitivity analysis for the value of Kadimastem in relation to two parameters, market penetration and royalty rates. The two parameters sensitivity analysis was performed individually for each of the parameters (meaning that the analysis was performed for the market penetration without changes to the royalty rates, and vice versa). The results are as follows:

•        Sensitivity to market penetration: Moore analyzed the change in Kadimastem value if the market penetration parameter is up and down 3% (e.g. if market penetration parameter was originally set to 15% then we checked Kadimastem value for this parameter’s values of 12% and 18%).

•        Sensitivity to royalty rates: Moore analyzed the change in Kadimastem value if the royalty rates parameters are up and down 2% (e.g. if royalty rate parameter was originally set to 10% then we checked the Kadimastem value for this parameter’s values of 8% and 12%

In its valuation reports, Moore has concluded that based on the DCF and the sensitivity analysis, the value of Kadimastem’s lies between $53.9 million and $88.7 million.

The compensation paid to Moore for the fairness opinion and valuation report was $20,000. The study was performed by Tzach Kasuto, M.Sc. Tzach is a partner at Moore. He has approximately 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in economics and an MBA from Tel Aviv University. His areas of expertise include: company valuation, fairness opinions, common share valuations, purchase price allocations, employee stock option valuation, expert opinions, feasibility studies, and pricing analysis. In the last two years, there has been no relationship or understanding between the Moore or its affiliates and Kadimastem or its affiliates, nor was any compensation paid or payable to Moore, other than in connection with the fairness opinion and valuation report.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Moore. The preparation of a valuation report and fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Moore believes that the foregoing summary and its analyses, together with reviewing the annexed valuation report in detail, must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Moore with respect to the actual value of Kadimastem or NLS.

The order of analyses described does not represent the relative importance or weight given to those analyses by Moore. In arriving at its opinion, Moore did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Moore considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Moore are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Moore’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Companies.

Interests of NLS’s and Kadimastem’s Directors and Officers in the Merger

NLS’s directors and executive officer do not have interests in the Merger except for the fact that: Mr. Alexander Zwyer will continue to be a director of the combined company after the Effective Time of the Merger. In addition, as of the Closing, NLS shall, at Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for such policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of such policy during its term.

THE MERGER AGREEMENT

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Holders of NLS Common Shares and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Merger. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Merger Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which may be subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. NLS does not believe that the disclosure schedules contain information that is material to an investment decision.

Form of the Merger

On November 4, 2024, NLS, entered into the Merger Agreement with Merger Sub, and Kadimastem. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein upon the consummation of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Kadimastem, with Kadimastem continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NLS. In the Merger, all of the issued and outstanding Kadimastem Ordinary Shares immediately prior to the Effective Time shall no longer be outstanding and shall be exchanged for and automatically converted into the right to receive from NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the terms of the Merger Agreement. It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding shares of NLS Common Shares, subject to certain adjustments as of the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financings from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

Merger Consideration

Pursuant to the terms of the Merger Agreement, each Kadimastem Ordinary Share will be exchanged for and converted into the NLS Common Shares constituting the Merger Consideration, without interest; provided, however, notwithstanding anything to the contrary contained in the Merger Agreement, in the event that the Closing Indebtedness is greater than $0 and/or the Closing Cash is less than $600,000, the resulting number of NLS Common Shares issued as Merger Consideration shall not exceed the product of (i) the number of NLS Common Shares issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2. No fractional NLS Common Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of NLS Common Shares to be issued to the holders of Kadimastem Ordinary Shares who would otherwise be entitled to receive a fraction of NLS Common Share.

The initial Exchange Ratio is estimated to result in Kadimastem shareholders holding approximately 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the closing of the Merger, or the Closing, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financings from October 2024 and December

2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders.

The Exchange Ratio will be determined based on a formula that is expected to result in the number of issued and outstanding Kadimastem Ordinary Shares (calculated on a fully-diluted basis, inclusive of Kadimastem Ordinary Shares resulting from the conversion of Kadimastem’s equity awards) being exchanged for that certain number of newly issued NLS Common Shares that will equal 80% of all issued and outstanding shares (calculated on a fully-diluted basis, inclusive of Kadimastem’s equity awards assumed by NLS), subject to the adjustments as set forth in the Merger Agreement, including: (i) the amount of any proceeds received by NLS in connection with the sale of NLS Common Shares to investors introduced to NLS by Kadimastem or its representatives, in each case during the period following the Signing Date (as defined in the Merger Agreement) up to and including the Closing (as defined in the Merger Agreement), or the Investment Proceeds Adjustment, (ii) the amount by which NLS’s estimate of its cash at the Closing differs from the target of $600,000, subject to the Investment Proceeds Adjustment, (iii) the amount by which NLS’s estimate of its indebtedness at the Closing differs from the target of $0, and (iv) the amount by which Kadimastem’s estimate of its cash at the Closing differs from the target of $3,500,000, subject to the Investment Proceeds Adjustment.

Exchange Procedures

Pursuant to the terms of the Merger Agreement, prior to or at the Closing, NLS shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to NLS to act as the exchange agent in connection with the Merger, or the Exchange Agent, and enter into an exchange agreement, in a form reasonably acceptable to NLS, for the payment of the Merger Consideration. Prior to or substantially concurrently with the Effective Time, NLS shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Kadimastem Ordinary Shares (excluding certain Kadimastem Ordinary Shares as set forth in the Merger Agreement in respect of which NLS Common Shares shall be issued directly to the trustee appointed by Kadimastem) for exchange in accordance with the terms and conditions of the Merger Agreement through the Exchange Agent, the full number of NLS Common Shares, which shall be in uncertificated book-entry form, issuable as Merger Consideration. A full description of the exchange procedures with respect to the Kadimastem Ordinary Shares, including as such procedures relate to Kadimastem Ordinary Shares that were issued under Section 102 of the Israeli Income Tax Ordinance New Version, 1961, as amended, and the rules and regulations promulgated thereunder, or the Ordinance, and any Kadimastem equity awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance, and the issuance of the Merger Consideration can be found in the Merger Agreement.

Equity Awards and Warrants

Pursuant to the Merger Agreement, at the Effective Time, all the Kadimastem’s issued and outstanding equity awards, whether vested or unvested, shall be assumed by NLS and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase NLS Common Shares in accordance as set forth in the Merger Agreement. Subject to the terms of the relevant equity award, each Kadimastem equity award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such equity award, a number of NLS Common Shares equal to the number of NLS Common Shares (rounded down to the nearest whole share) that the holder of such equity award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Kadimastem Ordinary Shares immediately prior to the Effective Time as set forth in the Merger Agreement. All restrictions on the exercise of the assumed awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the assumed awards shall otherwise remain unchanged.

Withholding

Pursuant to the Merger Agreement applicable parties shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of NLS Common Shares or otherwise) pursuant to the Merger Agreement, including by way of a sale of a portion of NLS Common Shares on Nasdaq, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the any applicable law relating to taxes as determined by NLS. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid or issued, as applicable, to such persons in respect of which such deduction and withholding was made, and (ii) the applicable party shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of NLS, Merger Sub, and Kadimastem as of the date of the Merger Agreement and as of the date of the Closing. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to (x) Kadimastem and its Subsidiaries (taken as a whole), or (y) NLS and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on the business, assets, liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While NLS and Kadimastem do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about NLS, Kadimastem or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NLS and Merger Sub on the one hand, and Kadimastem on the other hand, and are modified by the disclosure schedules.

The Merger Agreement contains customary representations and warranties of NLS, Merger Sub and Kadimastem for a transaction of this type relating to, among other things:

•        organizational and qualification; subsidiaries; investments;

•        capitalization;

•        authority relative to this agreement; recommendation;

•        Israeli securities filings; financial statements;

•        information supplied;

•        consents and approvals; no violations;

•        no default;

•        no undisclosed liabilities; absence of changes;

•        litigation;

•        compliance with applicable laws

•        environmental laws and regulations

•        taxes;

•        intellectual property;

•        insurance;

•        certain business practices;

•        tangible personal property; title; sufficiency of assets;

•        material contracts;

•        grants, incentives and subsidies;

•        affiliates; transactions with affiliates;

•        brokers;

•        employee benefits;

•        labor and employment matters;

•        indebtedness;

•        real property;

•        anti-takeover statutes;

•        no other representations; or

•        ownership of stock.

No Survival

No party’s representations, warranties or pre-Closing covenants will survive the Closing, and no party has any post-Closing indemnification obligations; provided, however, that NLS will hold, and will cause its representatives to hold, in confidence all documents and information furnished to it by or on behalf of Kadimastem pursuant to the Merger Agreement. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreements shall survive until fully performed.

Covenants of the Parties; Conduct of Business Pending the Merger; NLS Meeting

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, or the Interim Period, including (1) the provision of access to such party’s properties, books, other information and personnel; (2) notifications of certain breaches, consent requirements or other matters; (3) commercially reasonable efforts to consummate the Closing and obtain third party and regulatory approvals; (4) tax matters and tax rulings; (5) further assurances that the parties shall further cooperate with each other to consummate the Transactions; (6) public announcements concerning the Merger Agreement and the Transactions. In addition, the Merger Agreements contains covenants by NLS with respect to the performance of Merger Sub during the Interim Period and obtaining necessary Israeli Securities Authority Approvals.

Pursuant to the Merger Agreement, except with the prior written consent of from the other party, NLS and Kadimastem will and will cause each of their subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of NLS, Kadimastem or Merger Sub to consummate the transactions contemplated by the Merger Agreement, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Each of NLS and Kadimastem also agreed that it will not, without a prior written consent of the other party, (i) amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its subsidiaries, (ii) issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to any stock of any class or any other equity securities or equity equivalents, (iii) split, combine or reclassify any shares of its capital stock, (iv) enter into any contract with respect to the voting of its equity interests, (v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization (other than the Merger), (vi) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure, (vii) incur or assume any indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing indebtedness, (viii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (ix) change any of the accounting methods, principles, or practices used by such party, (x) make or change any material tax election, (xi) amend the terms of any equity plan and/or adopt any new plans and/or schemes with similar results, (xii) institute any legal proceeding, (xiii) fail to keep in force the insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the parties, or (xiv) make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. generally accepted accounting principles.

Pursuant to the Merger Agreement, NLS and its representatives are prohibited to authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives to, directly or indirectly through another person, (i) initiate, seek, solicit or knowingly encourage, or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the board of directors of NLS determines in good faith that the failure to grant any waiver or release would be inconsistent with the NLS’s directors’ fiduciary duties under applicable law, NLS may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

Pursuant to the terms of the Merger Agreement, NLS was required, as of the date of the Merger Agreement, to immediately cease any existing discussions, negotiations and communications with any person relating to any acquisition proposal or acquisition inquiry and not provide and terminate any existing access of any third party to any data room (virtual or actual) containing any of NLS’s confidential information.

If NLS or any of its representatives, receives an acquisition proposal or acquisition inquiry prior to the closing of the Merger, then such party will (within one business day of such part becoming aware of such Parent Acquisition Proposal) advise Kadimastem orally and in writing of such Parent Acquisition Proposal (including the identity of the person making such acquisition proposal or acquisition inquiry, and the material terms of the Parent Acquisition Proposal).

Except as permitted by the terms of the Merger Agreement, NLS shall not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the recommendation by the board of directors of NLS that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, in each case in a manner adverse to Kadimastem, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to the terms of the Merger Agreement) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the recommendation by the board of directors of NLS that the shareholders of NLS approve the Merger Agreement and the transactions contemplated therein, including the Merger, within ten (10) Business Days of being requested by Kadimastem to do so (subject to the terms of the Merger Agreement).

If, at any time prior to the receipt of the required vote by NLS’s shareholders the board of directors of NLS receives a Parent Acquisition Proposal that NLS determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the board of directors of NLS may (i) effect a Parent Adverse Recommendation Change (as defined in the Merger Agreement) or (ii) authorize NLS to terminate the Merger Agreement pursuant to the terms thereof in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on the Merger Agreement being terminated, which condition remains after NLS has used its reasonable best efforts to remove such condition, if (A) the board of directors of NLS determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of NLS’s directors under applicable law; (B) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change or terminate the Merger Agreement; (C) if applicable, NLS has provided Kadimastem a copy of the proposed definitive agreements between NLS and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to the Merger Agreement, NLS shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate) with Kadimastem’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the board of directors of NLS determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (E) no earlier than the end of such negotiation period, the board of directors of NLS shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice delivered by NLS to Kadimastem still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law.

Other than in connection with a Parent Superior Proposal, prior to obtaining the required vote by NLS shareholders, the board of directors of NLS may take any action otherwise prohibited by the terms of the Merger Agreement, but only in response to a Parent Intervening Event (as defined in the Merger Agreement) and only if (i) the board of directors of NLS determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; (ii) NLS has notified Kadimastem in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event; (iii) for a period of five (5) days following the delivery of such notice, NLS shall have discussed and negotiated in good faith, and shall have made its representatives available to discuss and negotiate in good faith (in each case to the extent Kadimastem desires to negotiate), with Kadimastem representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable law; and (iv) no earlier than the end of the negotiation period, the board of directors of NLS shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the fiduciary duties of the NLS directors under applicable Law

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both NLS’s shareholders and Kadimastem’s shareholders. NLS agreed, (i) as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from Kadimastem, and file with the SEC this proxy statement for the purpose of soliciting proxies from the shareholder of NLS to approve the Merger Agreement, the transactions contemplated thereby and related matters at a special meeting of NLS’s shareholders, (ii) deliver the merger proposal to the Swiss companies registrar within three (3) days from the calling of the NLS shareholders’ meeting, and (iii) cause a copy of the merger proposal to be delivered to NLS’ secured creditors, if any, no later than three (3) days after the date on which the merger proposal is delivered to the Swiss companies registrar. The Proxy Statement shall form a part of a registration statement of NLS relating to the registration under the Securities Act of the NLS Common Shares to be issued as the Merger Consideration. Pursuant to the terms of the Merger Agreement, following the execution and delivery of the Merger Agreement, and in accordance with applicable Nasdaq rules and Swiss law, NLS is required to hold a shareholder meeting in order to, among other things, approve the items set forth herein. In the event the required vote by NLS shareholders is not obtained at the a meeting of NLS shareholders, NLS shall continue to call and hold special meetings of its shareholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the required NLS shareholder vote until such vote is obtained.

The parties also agreed to take all necessary action, so that following the Closing, Mr. Alexander Zwyer will remain a member of the Board and NLS will appoint to its board of directors one individual nominated in writing by Mr. Alexander Zwyer and acceptable to NLS (who, initially, shall be Mr. Zwyer). During the period from the Closing until the date that is one year after the Closing, NLS shall nominate for election and continue to recommend to its shareholders that the individual nominated by Mr. Zwyer be elected to serve as a director on the Board and shall not take action to remove, or recommend the removal from the Board of, such individual without cause.

Subject to the preceding paragraph, it is expected that NLS’s officers (other than Mr. Konofal who shall remain in a part-time position with NLS) and members of the Board will resign as of the Effective Time, and it is anticipated that Kadimastem’s executive officers and members of its board of directors as of the Effective Time will become NLS’s executive officers and members of the Board. For more information regarding the directors and executive officers of NLS following the Merger, please see the section entitled “Directors And Executive Officers Of NLS Following The Merger” in this proxy statement/prospectus.

Pursuant to the Merger Agreement, no later than 90 days after the Closing, NLS shall make all necessary preparations for the sale of the Legacy Assets and appoint a Board sub-committee, or the Legacy Sub-Committee, consisting of at least three (3) members of the Board, which such sub-committee shall include the designated director identified by Mr. Zwyer, to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to dispose the Legacy Assets and liabilities of NLS as of the Effective Time, or the Legacy Sale. The Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing. The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by NLS or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of NLS or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any liabilities related to the Legacy Assets, shall be distributed to the shareholders and warrantholders of NLS as of immediately prior to the Effective Time, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement. The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by NLS related to maintaining the intellectual property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

Pursuant to the Merger Agreement, the parties have agreed that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of NLS shall not survive the Merger and shall terminate as of the Closing. As of the Closing, NLS shall, at the Kadimastem’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of NLS’s current and former officers and directors, effective as of the Closing, or the D&O Run Off Policy, with a reporting period of six years after the Closing, covering events, acts and omissions occurring before the Closing, and with coverage and amounts, and terms and conditions that are acceptable to NLS. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by Kadimastem on or prior to the Closing, and NLS shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

Regulatory Approvals

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Shares are listed exclusively on the Nasdaq Capital Market, or Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Nonetheless, as a Swiss-based company, NLS is required to submit an application to the competent commercial register (Commercial Register of Zurich) and obtain approval for the resolutions passed at the NLS Meeting related to the matters concerning the Merger. This application will include the company’s new articles of association, which reflect the changes approved by the shareholders at the NLS Meeting. In the United States, NLS must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of NLS Common Shares and the filing of this proxy statement/prospectus with the SEC.

As a condition to closing of the Merger, the Merger Agreement sets forth that Kadimastem shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, NLS Common Shares will be offered to Kadimastem’s shareholders. As such, it is plausible to conclude that NLS is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, Kadimastem has requested that the ISA approve an exemption to the foregoing requirement given that NLS is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such, all relevant information is available to the Israeli public, and NLS shall continue to provide information in accordance with the Securities Act. Kadimastem’s request remains in process with the ISA. Pursuant to Kadimastem’s petition to the court, the court ordered that Kadimastem will convene a shareholders’ meeting for approval of the merger. In addition, in connection with the Merger, Kadimastem is in the process of obtaining a 103K Tax Ruling, from the tax authorities in Israel; both NLS and Kadimastem are required to comply with the provisions thereunder. Pursuant to the 103K Tax Ruling, shareholders of Kadimastem will sell their Kadimastem Ordinary Shares to NLS in exchange for NLS Common Shares, without the exchange being considered a tax event. The request for ruling has been submitted to the Israeli Tax Authority and is pending approval.

Kadimastem has submitted the matters to be approved in connection with the Merger by its shareholder to the ISA, including the following:

1.      Approval of the Merger Agreement;

2.      Approval of Kadimastem delisted from trading on the Tel Aviv Stock Exchange Ltd. upon completion of the Merger.

3.      Approval of the subsequent listing of NLS on the Nasdaq in connection with the Merger;

4.      Approval of the eventual change of name and symbol of NLS on Nasdaq following the Merger;

5.      Approval of the participation in the purchase of a Run Off insurance policy of up to $200,000 for the officers and directors of NLS that are stepping down as directors and officers of NLS as part of the Merger;

6.      Approval of the purchase of directors and officers insurance for the combined company;

7.      Approval of the entering into a Contingent Value Rights (CVR) agreement as part of the Merger;

8.      Approval of the conversion of options and Restricted Stock Units (RSUs) into equivalent securities with identical rights in NLSP at the time of the Merger’s completion;

9.      Approval of certain amendment of the Kadimastem’s Articles of Association;

10.    Appointment of directors in the combined company to replace the current directors of NLS, who will conclude their terms upon completion of the Merger, in accordance with the provisions of the Merger Agreement, and approval of the terms of office for the new directors;

11.    Appointment and approval of the terms of office for Mr. Ronen Twito as CEO and Chairman of the Board of NLS;

12.    Appointment, approval, and ratification of agreements with senior executives — Ariel Revel and Kfir Molakandov — for the period following the completion of the Merger; and

13.    To approve the conversion of the outstanding loans extended by Prof. Michel Revel as part of the Merger.

In addition, Kadimastem has also agreed to take all actions necessary or requested by NLS in order to delist Kadimastem Ordinary Shares from the TASE effective as of the Effective Time.

Governance of the Combined Company after the Merger

Articles of Association

Pursuant to the Merger Agreement the combined company will adopt an amended and restated articles of association.

Subject to the provisions of the Israeli Companies Law, the combined company may amend the articles of association by a resolution adopted by the general meeting of the combined company by a simple majority. A resolution adopted at the general meeting by the majority required in this section or by another majority required to amend a specific section of the articles, as applicable, which changes any of the provisions of such articles or a specific section, as applicable, shall be considered as a resolution to amend the articles or the said section even if this was not explicitly stated in the resolution.

Management; Board of Directors

Mr. Ronen Twito shall serve as the combined company’s Chief Executive Officer (CEO) and Chairman of the board of Directors of the combined company. The CEO shall be entitled to appoint managers, clerks, employees, agents and servants for the company, for permanent, temporary or special positions, as the CEO shall deem fit from time to time, and likewise the CEO shall be entitled to terminate the services of one or more of these individuals from time to time and at any time, at his discretion. The CEO may determine the powers and duties of the above-mentioned individuals, as well as their salaries and bonuses, including the issuance of securities in certain cases and in such amounts at his discretion.

Pursuant to the combined company’s articles of association, the board of directors of the combined company shall be composed of up to six (6) members, unless otherwise resolve by the combined company’s general meeting in a simple majority. The current members of the board of directors of Kadimastem will continue to serve as the members of the board of directors of the combined company. The board of directors shall comprise of Mr. Ronen Twito, who will also be elected Chairman of the Board of Directors, Mr. Michel Revel, Mr. Olivier Samuel, Mr. Eran Iohan, Ms. Liora Oren and Ms. Tammy Galili.

At each annual general meeting, the term of office of all directors serving at that time shall end and new directors shall be elected, by a resolution adopted by a simple majority. Notwithstanding the above, if directors were not appointed at the annual meeting, the directors appointed at the previous annual meeting shall continue to serve. Directors whose term of office has ended as aforesaid may be re-elected for an additional term. This regulation shall not apply to external directors. The board of directors may, by a resolution adopted by the board of directors, appoint an additional director or directors to the company, either to fill a position that has become vacant for any reason or as an additional director or directors, provided that the number of directors does not exceed six. Any vacancy, however created (whether by resignation, departure or otherwise, and/or otherwise with respect to any available position of office in case that the number of directors then in office is less than six (6)), shall be in force until the next annual general meeting

Subject to the provisions of the Israeli Companies Law, the board of directors may delegate its powers to the company’s committees, to its CEO, to an officer in the combined company, or to another person. The delegation of the board’s authority may be for a specific matter or for a specific period of time, all at the discretion of the board of directors.

Conditions to Closing

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived. Such conditions include:

The following mutual conditions of the parties unless waived:

•        the Merger Agreement and the Merger shall have been approved and adopted by the shareholders of NLS, Kadimastem and Merger Sub;

•        receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

•        the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

•        the effectiveness of the Proxy Statement, and, if applicable, the registration statement shall have been declared effective by the SEC;

•        the Boards and the board of directors of each Kadimastem shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

•        the parties shall have made all the Required Filings;

•        NLS shall have taken all necessary actions to effectuate a reverse stock split of NLS Common Shares, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of NLS Common Shares post such stock split;

•        NLS shall have obtained the all the Israeli related exemptions and consents;

•        except as agreed upon by the parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

•        applicable tax ruling shall have been approved by the Israeli Tax Authorities;

•        except as agreed upon by the parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect; and

•        NLS shall have submitted the required Nasdaq notifications in accordance with Nasdaq rules and Nasdaq shall not have objected to such notifications on or prior to the Closing Date, as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration.

Unless waived by NLS, the obligations of NLS and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•        the representations and warranties of Kadimastem shall be true and correct as of the Closing (subject to Material Adverse Effect);

•        Kadimastem shall have performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        the absence of any Material Adverse Effect with respect to Kadimastem, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        the D&O Run Off Policy shall be in effect;

•        a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by this Agreement;

•        Kadimastem shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least $3,500,000, subject to adjustment based on the proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement;

•        Kadimastem shall have received tax rulings in form and substance reasonably acceptable to NLS; and

•        Kadimastem shall have provided evidence reasonably satisfactory to NLS that Kadimastem Ordinary Shares shall have been delisted from the TASE effective as of the Effective Time.

Unless waived by Kadimastem, the obligations of Kadimastem to consummate the Merger are subject to the satisfaction of the following additional conditions:

•        the representations and warranties of NLS and Merger Sub shall be true and correct as of the Closing (subject to Material Adverse Effect);

•        NLS and Merger Sub shall have performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        the absence of any Material Adverse Effect with respect to NLS, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        NLS shall have paid off, redeemed or satisfied all of its Vendor Indebtedness;

•        NLS shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

•        Nasdaq shall have rescinded its notice to NLS, dated October 28, 2024, as to NLS’s failure to satisfy Nasdaq criteria for listing and trade thereon;

•        NLS shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by NLS from certain parties in connection with its financing transactions undertaken after the execution of the Merger Agreement;

•        The (i) directors of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Zwyer), (ii) officers of NLS immediately prior to the Effective Time shall have resigned from their positions (other than Mr. Konofal who shall remain in a part-time position with NLS), (iii) the executive officers of Kadimastem immediately prior to the Effective Time shall be appointed as executive officers of NLS, and (iv) the Board shall call to convene an extraordinary shareholders’ meeting of NLS for the election of the board of directors as designated by Kadimastem immediately prior to the Effective Time to be elected as the Board; and

•        NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

Completion and Effectiveness of the Merger

The Closing is expected to take place (i) no later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “Conditions to the Consummation of the Merger” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the closing conditions. However, because the Merger is subject to a number of conditions, neither NLS nor Kadimastem can predict exactly when the closing of the Merger will occur or if it will occur at all.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•        By mutual written consent of NLS and Kadimastem;

•        by either NLS or Kadimastem if any of the conditions to Closing have not been satisfied or waived by January 31, 2025;

•        by either NLS or Kadimastem if the other party shall have breached, or failed to comply with, any of its covenants or obligations under the Merger Agreement or any representation or warranty made by such party (or, in the case of NLS, Merger Sub) shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect such that certain conditions set forth in the Merger Agreement would not be satisfied and such breach shall not have been cured (or is not capable of being cured) as set forth in the Merger Agreement;

•        by either NLS or Kadimastem of the other party’s uncured breach (subject to certain materiality qualifiers);

•        by either NLS or Kadimastem if the NLS shareholder meeting is held and the NLS shareholders’ approval is not received;

•        by either NLS or Kadimastem if the Kadimastem shareholder meeting is held and the Kadimastem shareholders’ approval is not received; or

•        by NLS in the event NLS accepts a Parent Superior Proposal.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for (i) liability for any willful breach of the Merger Agreement prior to such termination and (ii) in the event that NLS terminates the Merger Agreement to enter into a definitive agreement providing for a Parent Superior Proposal, NLS shall pay to Kadimastem an amount equal to $10,000,000 plus NLS Operating Expenses plus Transaction Expenses.

Governing Law

Except to the extent that the laws of the State of Israel apply in respect of the procedural aspects of the Merger, the Merger Agreement is governed by laws of the State of Delaware. Resolution of any dispute arising under the Merger Agreement shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association.

Nasdaq Capital Market Listing

NLS Common Shares trade on Nasdaq under the symbol “NLSP”. NLS has agreed to use its reasonable best efforts to maintain its existing listing on Nasdaq, and to obtain approval for listing on Nasdaq of the securities of NLS that Kadimastem’s shareholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including NLS Common Shares shall remain listed on the Nasdaq and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of NLS Common Shares to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq listing application for initial listing of NLS following the Merger and of NLS Common Shares being issued pursuant to the Merger Agreement shall have been approved.

Prior to consummation of the Merger, NLS intends to file a listing of additional securities application with Nasdaq, as required by Nasdaq to effect the issuance of NLS Common Shares in connection with the Merger or upon exercise of options or warrants or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares that will be assumed by NLS in connection with the Merger. If such application is accepted, NLS anticipates that its securities will be listed on the Nasdaq Capital Market following the closing of the Merger and, subject to approval of Proposals 1, 2, 4, 6, and 8 in the NLS Meeting, will trade under NLS’s new name, NUCLEX AG.

Anticipated Accounting Treatment

The most recent financial information available for NLS for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The most recent financial information available for Kadimastem for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards.

The Merger will be accounted for using the acquisition method of accounting, and Kadimastem will be treated as the accounting acquirer. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 80% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse acquisition triangular merger), with no goodwill and other identifiable intangible assets recorded in accordance with U.S. GAAP, as applicable.

CERTAIN RELATED AGREEMENTS

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, or the Ancillary Agreements, but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements. NLS shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety.

Support Agreements

On or prior to the execution of the Merger Agreement, NLS entered into Support Agreements with certain shareholders of NLS pursuant to which each Supporting Person has agreed, among other things, to vote its NLS Common Shares in favor of the Merger at meetings of the NLS’s shareholders convened to approve the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the date that the NLS shareholder resolutions are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of the Support Agreement by NLS to the Supporting Person, and (d) 365 days from the effective date of the Support Agreement.

The Support Agreements contains a number of representations and warranties by Supporting Person, severally not jointly, as of the respective effective dates of the Support Agreements. The representations and warranties made by the Supporting Persons are customary for transactions similar to the Transactions. The Support Agreements also contains certain customary covenants by the Supporting Persons during the period between the effective date of the Supporting Agreement and the termination of the Supporting Agreement, including: (i) appointing NLS and any designee of NLS, and each of them individually, until the termination date (at which time the proxy shall automatically be revoked), as the Supporting Person’s proxy and attorney-in-fact, with full power of substitution and resubstitution, (ii) undertaking not grant any proxies or powers of attorney, deposit any covered shares into a voting trust or enter into a voting agreement with respect to any covered shares or knowingly take any action that would have the effect of preventing or disabling such Supporting Person from performing its obligations under the Support Agreement, and (iii) any additional NLS Common Shares or other voting interests with respect to NLS acquired after such Supporting Person’s execution of its respective Support Agreement, without further action of the parties, shall be deemed covered shares and subject to the provisions of the Support Agreement.

CVR Agreement

Prior to the Closing, NLS will enter into the CVR Agreement with VStock Transfer, LLC, or the Rights Agent, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets. Pursuant to the Merger Agreement, NLS shall create and issue CVRs relating to the CVR program to the record holders of the outstanding NLS Common Shares as of immediately prior to the Effective Time and to the holders of the outstanding warrants of NLS as of immediately prior to the Effective Time to the same extent as if such holders of NLS warrants had held the number of NLS Common Shares acquirable upon complete exercise of such warrants. The record holders of the outstanding NLS Common Shares as of immediately prior to the Effective Time and the holders of the outstanding warrants of NLS as of immediately prior to the Effective Time are referred to herein, collectively, as the Holders.

CVRs shall be issued and distributed by NLS in the form of a dividend, in connection with the Merger, to each Holder. Notwithstanding anything to the contrary, the CVR Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement, if signed prior to the Closing. One CVR will be issued with respect to each NLS Common Share issued and outstanding as of immediately prior to the Effective Time and each NLS Common Share that may be acquired upon the exercise of the outstanding warrants of NLS as of immediately prior to the Effective Time. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than set forth in the CVR Agreement. Any purported transfer of a CVR other than permitted transfer as set forth in the CVR Agreement will be null and void ab initio.

Upon the occurrence of sale or disposition of all or any part of the Legacy Assets, within the time period specified in the Merger Agreement, NLS will deliver to the Rights Agent a certificate certifying that the Holders are entitled to receive a corresponding CVR payment and setting forth, in reasonable detail, the calculation of the applicable CVR payment amount, together with reasonable supporting documentation for such calculation. The Rights Agent shall, within the time period specified in the Merger Agreement, deliver to the Holders a copy of their payment. Pursuant to the CVR Agreement, NLS is also entitled to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, after which the Holders will not be entitled to any kind payment under the CVR Agreement.

Pursuant to the CVR Agreement, the CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder, except as specifically provided in the CVR Agreement. The CVRs shall not represent any equity or ownership interest in NLS or in any constituent company to the Merger. The rights of the Holders and the obligations of NLS are contract rights limited to those expressly set forth in the Merger Agreement and the CVR Agreement, and such Holders’ sole right to receive property thereunder is the right to receive cash received from the sale of the Legacy Assets, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and the CVR Agreement. A CVR shall not constitute a security of NLS.

The CVR Agreement contains a number of covenants and the covenants made by NLS are customary for transactions similar to the CVR Transaction.

Pursuant to the CVR Agreement, if an event of default occurs and is continuing or uncured, then the Rights Agent, or either party upon the written request of the majority of the Holders, may bring legal action to protect the rights of the Holders, including action for payment of amounts due, for damages or for injunctive relief. In any such action, the Rights Agent shall be deemed to represent all Holders. Amounts collected by the Rights Agent in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Rights Agent and the balance shall be distributed to the Holders.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for NLS and Kadimastem on a stand-alone basis and pro forma combined per share information after giving effect to the Merger.

The pro forma combined value information reflects the Merger as if it had occurred on June 30, 2024, and is computed by multiplying the historical number of Kadimastem by the Exchange Ratio.

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies been combined during the periods presented, nor to project the combined company’s results of operations or earnings per share for any future date or period. The pro forma combined shareholders’ equity per share information below does not purport to represent what the value of NLS and Kadimastem would have been had the companies been combined during the periods presented.

The unaudited pro forma book value information reflects the Merger as if occurred on June 30, 2024. The weighted average shares outstanding and net earnings per share information reflect the Merger as if it had occurred on June 30, 2024.

	NLS (Historical)	Kadimastem (Historical)	Pro Forma Combined(2)
As of and for the [_] ended for NLS and Kadimastem
Book value per share(1)	$(8.84)	$(0.52)	$0.28
Weighted average outstanding shares (basic and diluted)	1,048,632	4,193,689	24,271,932
Weighted average loss per share (basic and diluted)	$(1.94)	$(0.03)	$(0.11)

____________

(1)      Book value per share is calculated using the formula: total shareholders’ equity from the balance sheet as of June 30, 2024 divided by shares outstanding as of June 30, 2024.

(2)      The proforma combined numbers includes the adjustments according to Kadimastem’s and NLS’s Unaudited Pro Forma Condensed Combined Balance Sheets as presented in this proxy statement/prospectus on page 146.

NLS BUSINESS

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. NLS’s lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release, or ER formulation, is being developed for the treatment of narcolepsy (lead indication) and attention deficit hyperactivity disorder, or ADHD (follow-on indication). NLS believes that this dual mechanism of action will also enable mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. NLS is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. NLS’s dual development strategy is designed to optimize the outcome of its clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, NLS believes, exists with respect to the development of its lead product candidate, Quilience, and follow-on product candidate, Nolazol, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by overeating).

NLS was incorporated on June 10, 2015 as a Swiss limited company. NLS’s registered office and principal executive offices are located at The Circle 6, 8058 Zurich, Switzerland. NLS’s telephone number in Switzerland is +41.44.512.2150 and its website address is https://nlspharma.com. The information contained on, or that can be accessed through, NLS’s website is not part of this proxy statement/prospectus. The website address has been included in this proxy statement/prospectus solely as an inactive textual reference.

After the consummation of the Merger, NLS’s principal executive office will remain at The Circle 6, 8058 Zurich, Switzerland a, Tel: +41.44.512.2150.

Incorporation of Information by Reference

The foregoing information concerning NLS does not purport to be complete. The information concerning the business of NLS is provided by reference to the information set forth in NLS’s Annual Report on Form 20-F for the year ended December 31, 2023, which is attached to this document as Annex F and is incorporated by reference into this proxy statement/prospectus.

KADIMASTEM BUSINESS

Kadimastem is a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells, or hESCs, into functional cells.

Kadimastem’s vision is to:

•        Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells; and

•        Commercialize its proprietary cell lines optimized for both the cure of diabetes and the treatment of ALS, and other neurodegenerative diseases, or NDDs.

Kadimastem is primarily developing two products:

1.      AstroRx®, Kadimastem’s lead product, which is an off-the-shelf cryopreserved cell therapy product in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications. AstroRx® is comprised of fully differentiated astrocytes, which are mainly cells that support the central nervous system, or CNS.

2.      IsletRx is Kadimastem’s treatment for diabetes. IsletRx is comprised of functional, insulin and glucagon producing and releasing pancreatic islet cells, intended to treat and potentially cure patients with Type 1 diabetes and possibly Type 2 insulin dependent diabetes.

Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is currently listed on the TASE (TASE: KDST).

Kadimastem Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment.

Kadimastem implements a technological platform that uses pluripotent stem cells, or PSCs, either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Below is a discussion on Kadimastem’s two primarily drug products, AstroRx®, for the treatment for ALS, and IsletRx, for the treatment of diabetes.

AstroRx® — Development of a Drug for the Treatment of Neurodegenerative Diseases (With an Emphasis on ALS)

Development of Cell Therapy in the Field of Regenerative Medicine for Patients with Neurodegenerative Diseases

Neurodegenerative diseases are degenerative diseases of the CNS. These diseases are characterized by massive mortality of neurons. The prevention of neurodegeneration represents one of today’s most significant unmet medical needs. The development of therapies that preserve neuron health present unique challenges, including an imperfect understanding of underlying biology and a lack of translation of activity observed in preclinical studies to results in clinical trials. Kadimastem believes that currently approved therapies for many neurodegenerative diseases are generally only symptom modifying and have demonstrated limited efficacy. Accordingly, Kadimastem believes there remains an urgent need for novel approaches to address most neurodegenerative diseases, especially for progressive and severe conditions such as ALS.

Currently, there are no United States Federal Drug Administration, or FDA, approved-treatments to stop the disease’s progression or prevent onset. There are two FDA-approved treatments which attempt to slow ALS progression; Riluzole and Radicava. There are a number of ongoing trials examining potential treatments for ALS.

ALS is a multifactorial disease and therapeutic approaches should consider the multiplicity of pathophysiological mechanisms that underlie motor neuron, or MN, degeneration in this disease. Though MNs are the main affected cells in the disease, there is involvement of malfunctioning astrocytes in the pathogenesis and progression of ALS. This notion supports the rationale that transplantation of healthy human astrocytes into the CNS of ALS patients may compensate for the malfunctioning astrocytes and rescue remaining MNs by supply supportive factors, clues and functions. The product AstroRx® is composed of healthy human astrocytes derived from hESCs which allows ready scale-up of large numbers of donor cells. AstroRx® cells are manufactured in compliance with GMP guidelines. Once manufactured, the cells are resuspended in PlasmaLyte A (a physiological solution) to formulate the AstroRx® product. The product is loaded into a syringe and delivered to the physician at point-of-care for intrathecal injection into the CSF of ALS patient following minimally invasive lumbar puncture, or LP.

Kadimastem’s Solution

The cell therapy Kadimastem is developing to treat ALS, AstroRx®, is based on the transplantation of allogeneic glial cells (mainly cells that support the CNS, or astrocytes) that have differentiated from pluripotent stem cells, thereby returning to the recipient the motoneuron-supporting environment. It is assumed that this procedure will moderate the mortality rate of the neurons, and maybe even stop it, so that the quality of life and life expectancy of the patients will improve. Astrocyte function in neuronal support is also impaired in other neurodegenerative diseases such as multiple sclerosis, progressive multiple sclerosis, frontotemporal dementia (FTD), Alzheimer’s, Parkinson’s and glaucoma. In other diseases such as Alzheimer’s disease, Parkinson’s disease, and progressive multiple sclerosis AstroRx® cells transplantation may also be effective and improve patients’ life expectancy and quality of life.

Use Astrocytes for ALS - AstroRx®

Healthy CNS Environment | ALS Patients' CNS Environment | Injecting AstroRx® Healthy, Functional Astrocytes in the CNS

Capillary
Astrocyte
Neuron

Astrocytes malfunction in ALS

AstroRx® Support motor neurons by secreting neurotrophic factors and clearing toxic environment kadimastem
cells to cure diseases

Mechanism of Action:    AstroRx® were demonstrated to promote neuroprotection and to maintain homeostasis by several mechanism including reuptake of excessive glutamate, neutralizing oxidative stress, immunomodulation and secretion of a variety of potent neurotrophic factors. As so, Kadimastem believes that it is more likely that AstroRx® astrocytes will be more effective in treating diseases than single-molecule based drugs, e.g. Riluzole (assumed to improve glutamate uptake and to reduce excitotoxicity), or Edaravone (a reactive oxygen species, reducing oxidative stress). AstroRx® astrocytes’ activity may include both drugs’ modes of action, in addition to secretion of multiple neurotrophic factors that act through multiple pathways. Importantly, this astroglial-based approach should be therapeutic regardless of the etiology of the ALS — familial (independent of genotype) as well as sporadic — because it attacks final common molecular pathways of MN demise; this contrasts with some present genetic approaches.

Mode of Action:    AstroRx® is based on differentiated clinical grade cells derived from embryonic stem cells it received under licensing agreements and technologies developed by it to expand pluripotent stem cells and differentiate them into cells supporting the central nervous system (astrocytes), and then transplant them into patients. In healthy individuals, the role of astrocytes is to support the health of neurons and their proper functioning by secreting growth inducers on them and monitoring, eliminating toxic substances and reducing environmental stress (such as free radicals and excessively high levels of glutamate and potassium).

Strengths

Kadimastem’s vision is to act to find cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as ALS. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning astrocytes can be restored using “healthy” astrocytes cells that perform their physiological role upon their implantation.

Kadimastem believes it has the potential to transform the lives of individuals living with devastating neurodegenerative diseases beginning with patients suffering from ALS. Kadimastem’s key competitive strengths include:

•        Kadimastem developed scalable manufacturing capabilities and industrialization capabilities for AstroRx®.

•        Kadimastem has a well differentiated, solid, and diversified technology platform.

•        AstroRx® can be utilized for other neurodegenerative indications. Some of the additional indications in the pipeline were already evaluated pre-clinically.

•        Kadimastem has experienced leadership that will continue post-merger.

•        Strong global IP position and differentiation.

In the field of regenerative medicine, Kadimastem’s product candidate, AstroRx®, is a cell therapy product that is manufactured from a frozen ampoule of immature astrocyte cells (production batches). The process of production of the AstroRx® cells takes about one month, conducted by a manufacturing team in GMP suits. Utilizing a frozen, off-the-shelf product improved the streamlined production processes and allow us to transport AstroRx® frozen cell product from one (or more) production facility to anywhere in the world, at any point in time, without us having to synchronize the production process with the exact date of injection of the product to any patient. Kadimastem conducted several trials that supported the stability of the frozen AstroRx® product and that the freezing process did not change the characteristics of the product. In addition, AstroRx® successfully passed toxicity studies. The final chemistry, manufacturing and controls data was submitted to the FDA in the Investigational New Drug, or IND, application and the FDA approved the conduction of Phase IIa clinical trial in March 2023. Kadimastem intends to initiate a Phase IIa multisite study in the United States shortly following the closing of the Merger.

Cell Therapy Using AstroRx® - The Process

Production of frozen human astrocytes from ESCs for intrathecal injections
Embryonic stem cells
Neurosphere
Astrocyte progenitor cells
Mature Astrocyte AstroRx®
Shelf product frozen vials of AstroRx®
Cerebrospinal fluid (CSF)
AstroRx®
Thaw, dilute and inject to the patient

kadimastem cells to cure diseases

As described in more detail below, in 2021 Kadimastem completed a Phase 1/2a clinical trial of AstroRx® that began in April 2018, with the first patient treated in November 2018. By the end of December 2019, ten patients were treated with AstroRx®: five patients from Cohort A had been treated with 100 million AstroRx® cells injected into their spinal fluid. Subsequently, five patients from Cohort B were treated with 250 million AstroRx® cells, with the last patient being treated in December 2019. During 2020, clinical data was collected for the treated patients for up to 12 months. Considering the spread of COVID-19 in Israel and following the data and safety monitoring board recommendation to suspend the continuation of the clinical trial in the third and fourth treatment groups, Kadimastem decided to discontinue the recruitment to additional treatment groups in ALS Phase 1/2a trial.

AstroRx® Phase 1/2a FIH clinical trial

Good Clinical Safety Profile

Study Status:

- 5 patients in Cohort A (dose 100M cells) and 5 patients in Cohort B (dose 250M cells).
- 12 Month follow up.
- Planned cohorts C&D were discontinued following Data Safety Monitoring Board (DSMB) recommendation due to COVID-19 pandemic.

Safety Results:

- Good Safety profile
- No treatment-related serious adverse events
- No dose-limiting toxicities were reported

kadimastem
cells to cure diseases

The main outcome efficacy measure in the study was ALSFRS-R. At baseline visit (1 day before treatment) the mean ALSFRS-R score was 35.6 ± 3.7, 34.2 ± 7.0 and34.9 ± 5.3, for Group A, Group B, and combined Group A + B, respectively. The mean decline in the ALSFRS-R slope for patients in Group A was − 0.88/month during the run-in (3 – 4 months before treatment). In the first 3 months after AstroRx® cell injection, the mean decline of the ALSFRS-R slope was attenuated to − 0.3/month (p = 0.039), reflecting an attenuation of 66% in ALSFRS-R deterioration. Combining the data of both groups demonstrated an attenuation of 53% in ALSFRS-R over the first 3 months post AstroRx® IT injection (p < 0.001), which was not maintained at 6- and 12-month follow-up. The change in the ALSFRS-R slope was also analyzed in a subpopulation of rapid progressors from both groups (n = 5). Rapid progressors were defined as patients who deteriorated ≥ 1.1 ALSFRS-R points per month during the run-in period. The mean improvement in ALSFRS-R slope between the run-in period and 3-month follow-up in these patients was 58% (− 1.58/month vs. − 0.65/month, p < 0.001). Also in this subpopulation, after 3 months post single dosing the ALSFRS-R slope returned to a similar rate that was recorded before treatment (Fig. 2). An improvement ≥ 25% in the ALSFRS-R slope is considered clinically meaningful. The individual ALSFRS-R slopes demonstrated an improvement of at least 25% in ALSFRS-R slope between the run-in and 3-month follow-up in 80% of the patients (4 patients in each group, data not shown).

Results AstroRx® 3-month Follow-up

Demonstrated a Clinically Meaningful Decline in Disease Progression

Clinical results are consistent between Cohorts A and B

ALSFRS-R slope difference between 3 months pre- and post-treatment in Cohorts A and B

ALSFRS-R points/Month
A
B
A+B
ALSFRS-R slope
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
-0.88
-0.3
*
-1.43
-0.78
**
-1.15
-0.54
***
Slope pre
Slope post

* p=0.0396, ** p=0.0023, *** p=0.0004 (MMRM analysis)

ALSFRS-R is a Clinically Accepted Measure of Disease State

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cells to cure diseases

At 6 and 12 months after treatment, the ALSFRS-R deterioration rate was − 0.76/month and − 0.82/month, respectively, similar to that observed during run-in. The mean deterioration of ALSFRS-R slope in Group B (− 1.43/month) during the run-in was greater than Group A (− 0.88/month). Similar to Group A, the ALSFRS-R deterioration rate during the first 3 months after treatment decreased to − 0.78/month (p = 0.002), representing an attenuation of 45% in ALSFRS-R decline. As observed in Group A, the attenuation of ALSFRS-R decline over the first 3 months post-treatment was not maintained at 6 and 12 months post-treatment (− 1.59/month and − 1.39/month, respectively).

Kadimastem has received orphan drug status from the FDA, a status given to certain drugs called orphan drugs, which show promise in the treatment, prevention, or diagnosis of orphan diseases.

Competition

Kadimastem faced substantial competition in all fields of business in which Kadimastem engages. That competition is likely to intensify as new products and technologies reach the market. Superior new products are likely to sell for higher prices and generate higher profit margins if acceptance by the medical community is achieved. Those companies that are successful at being the first to introduce new products and technologies to the market may gain significant economic advantages over their competitors in the establishment of a customer base and track record for the performance of their products and technologies. Such companies will also benefit from revenues from sales that could be used to strengthen their research and development, production, and marketing resources. Companies engaged in the medical products industry face the risk of obsolescence of their products and technologies as more advanced or cost-effective products and technologies are developed by competitors. As the industry matures, companies will compete based upon the performance and cost-effectiveness of their products.

Products for Regenerative Medicine

The cell therapy industry is characterized by rapidly evolving technology and intense competition. Kadimastem’s competitors include major multinational pharmaceutical companies, specialty biotechnology companies, and chemical and medical products companies operating in the fields of regenerative medicine, cell therapy, tissue engineering, and tissue regeneration. Many of these companies are well established and possess technical, research and development, financial, and sales and marketing resources significantly greater than ours. In addition, certain smaller biotech companies have formed strategic collaborations, partnerships, and other types of joint ventures with larger, well-established industry competitors that afford the smaller companies’ potential research and development as well as commercialization advantages. Academic institutions, governmental agencies, and other public and private research organizations are also conducting and financing research activities, which may produce products directly competitive to those Kadimastem is developing.

Potential Competition for the AstroRx® product

To the best of Kadimastem’s knowledge, there is currently no cell/astrocytes-based therapy that has been differentiated from pluripotent stem cells for the treatment of ALS approved for marketing by the FDA, the European Medicines Agency, or EMA, or any other jurisdiction. ALS is a multifactorial disease, characterized by a progressive loss of motor neurons that eventually leads to paralysis and death. The current ALS-approved drugs modestly change the clinical course of the disease. The contribution of astrocytes to the maintenance of motor neurons by diverse mechanisms makes them a promising therapeutic candidate for the treatment of ALS. Therapeutic approaches targeting at modulating the function of endogenous astrocytes or replacing lost functionality by transplantation of healthy astrocytes, may contribute to the development of therapies which might slow down or even halt the progression of ALS diseases.

MSCs are adult multipotent-precursors that can be derived from bone-marrow or placenta, with the potential to differentiate into osteocytes, chondrocytes, fibroblasts, and adipocytes. MSC are not natural residents of the CNS but can be induced to secrete some of the neurotrophic factors secreted by astrocytes. There is a product based on mesenchymal stem cells that was approved through an expedited process in South Korea by Corestem, Inc. However, to the best of Kadimastem’s knowledge, Corestem did not conduct an experiment and was unable to obtain regulatory approval outside of Korea. In addition, to the best of Kadimastem’s knowledge, there are currently several medical applications based on stem cells that are in various development processes mainly by academic principal investigator, and which the company considers to be direct potential competitors to the medicine that the company is developing in the field of activity. These include Q Therapeutics, Neuralstem and NurOwn® by Brainstorm Cell Therapeutics, Inc. NurOwn® is the only product of direct competition that reached high stages in a Phase 3 clinical trial. To the best of Kadimastem’s knowledge, this product was denied a Biological Licensing Approval, or BLA, an FDA marketing approval of a biological drug, for ALS treatment in 2022. As of April 2023, the FDA has agreed to have an additional advisory meeting to reconsider the marketing of this product to ALS patients. Since all the MSC product candidates do not replace astrocytes, but rather have a few astrocytes-like attributes, Kadimastem considers them competition for the short run, but strongly believe it has a competitive edge on them.

There are currently on the market several products (not based on the use of cells) or under development for the treatment of ALS, which are in various stages of development, as well as three products approved by the FDA: (1) Rilutek, which has been marketed since the 1990s; (2) Edaravone, which was approved in mid-2017 as an intra venous agent and again in late 2022 as an oral drug (Marketed by Mitsubishi Tanabe Pharmaceuticals as Radicava®), which, to the best of Kadimastem’s knowledge, each has limited efficacy; and (3) RELYVRIO® (sodium phenylbutyrate and taurursodiol, AMX0035) which is marketed by Amylyx, which has been approved by the FDA and the Ministry of Health in Canada, and is in the stages of evaluation by EMA regarding the granting of a marketing authorization for its use. Kadimastem sees these products as potential indirect competition with the drug that the company is developing.

IsletRx — Development of a Drug for the Treatment of Diabetes

Development of Cell Therapies in the Field of Regenerative Medicine for the Treatment of Insulin-Dependent Diabetes

Diabetes is a chronic disease that occurs when the insulin-secreting beta cells in the pancreas do not produce enough insulin (such as after the immune-mediated destruction of beta cells in Type 1 diabetes), or when the body cannot effectively use the insulin the beta cells produce (such as in Type 2 diabetes due to insulin resistance in liver, fat and muscle tissues). Type 2 diabetes accounts for about 90% to 95% of all diagnosed cases of diabetes; Type 1 diabetes accounts for about 5% to 10%.

Kadimastem’s Solution

IsletRx is a cellular therapy product based on pancreatic islet-like clusters, or ILCs, derived from human embryonic stem cells for the treatment of Type 1 diabetes and possibly also for insulin-dependent Type 2 diabetes. The ILCs are differentiated stepwise from the GMP-grade HAD C-100 hESC line. At the end of the differentiation protocol, the hESC-derived pancreatic ILCs contain mainly insulin secreting cells that have the capability to sense and respond to alterations in glucose levels, with secretion of adequate amounts of insulin in direct response to glucose levels. Thus,

IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting physiological levels of insulin to maintain long-term continuous balanced glucose. IsletRx, as allogeneic islet cells for diabetic patients derived from an unlimited source of pluripotent stem cells, can overcome the shortage in adequate biological material for islet transplantation therapy.

IsletRx Treatment = Cure

Problem
Treatment
Cure
IsletRx
Healthy Islet Cells
Strategies to ensure protection from rejection
IsletRx treatment results in normal insulin secretion
Strict blood glucose levels control = cure of diabetes
150(mg/d)
125
100
Fasting blood glucose
Sick Islet
No Insulin secretion
No blood glucose levels control=Diabetes
150(mg/d)
125
100
Fasting blood glucose
kadimastem
cells to cure diseases

Conventional treatments (Insulin syringes and pumps) are designed to monitor blood glucose levels in diabetics externally, and to inject insulin artificially according to the amount needed (insulin is given directly into the blood by injections or by the pumps). This treatment has several disadvantages, including: dependence on injections and external monitoring of blood glucose levels; the necessity to operate, maintain and fill the pumps, which affects the patients’ quality of life; artificial injection of insulin, which does not prevent the deterioration of diabetes over time; and excessive insulin injection, which may cause the glucose level to drop and lead to fainting, loss of consciousness and even death in extreme situations. On the contrary, IsletRx has the potential to functionally replace patients’ malfunctioning Islet cells by secreting the exact physiological levels of insulin to maintain long-term continuous balanced glucose levels with minimal risk, personal comfort and increased compliance for treatment.

IsletRx Potential Advantages vs. Available Treatments

	IsletRx Allogeneic Islet Transplantation	Insulin Injections	Insulin Pumps
Periodic Treatments, Long-term Effect	✓	✗ Daily Injection	✗ Ongoing
Balanced Glucose Levels	✓	✓ Manual monitoring and balancing of glucose levels	✓ Delay in real-time glucose measurement and insulin infusion
Personal Comfort	✓	✗ Daily routine interference-injections and laborious monitoring	✗ External device necessitating maintenance
Compliance	✓	✗ Requires high-level treatment management	✗ External device necessitating maintenance
Prevention of Long-term Complications	✓	✗	✗

kadimastem
cells to cure diseases

Strengths

Kadimastem’s vision is to utilize cell therapy treatments for incurable diseases that impair patients’ life expectancy and quality of life, such as Type 1 diabetes. The strategy is to replace the functionality of malfunctioning cells even within some distance from the original tissue/organ that is difficult or impossible to replace. The activity of malfunctioning insulin secreting cells can be restored using “healthy” islet cells that perform their physiological role upon their implantation.

Kadimastem believes they have the potential to transform the lives of individuals living with Type 1 Diabetes and in the future Type 2 Diabetes which are insulin dependent.

Kadimastem’s key competitive strengths include:

•        Kadimastem developed large scale manufacturing capabilities for IsletRx cells for clinical applications

•        Kadimastem plans to utilize multiple delivery strategies, developed in-house or in collaboration

•        Kadimastem has a unique, IP protected technology for “enrichment” of the therapeutically relevant pancreatic islet cells that results in increased safety and efficacy profile

IsletRx — Development of a Drug for the Treatment of Diabetes

The IsletRx cells for diabetes therapy Kadimastem develops is based on differentiation of pluripotent stem cells received under license agreements. Kadimastem developed technologies for the cultivation of pluripotent stem cells and their differentiation into islet-like cell clusters (containing mainly insulin-producing beta cells and to lesser extent glucagon-producing alpha cells). These cells are intended for transplantation into Type 1 diabetic patients whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar, as well as adequate levels of active glucagon that can respond to a sharp drop in glucose levels (hypoglycaemia). In this way, the transplant recipient can produce, and release insulin or glucagon as needed, independently of external monitoring of blood sugar and regular insulin injection. The drug Kadimastem is developing is intended for patients with Type 1 diabetes and in the future also for patients with Type 2 diabetes who are dependent on injecting insulin from an external source to maintain adequate levels of sugar (glucose) in the blood.

Patients with uncontrolled diabetes suffer from long-term complications such as vascular damage, decreased kidney function (leading to kidney failure), impaired vision and the development of necrosis in the limbs. Therefore, by achieving strict management of blood sugar levels, the deterioration of the disease complications can be avoided. In addition, the patient’s quality of life will be improved: at current state, the patient must perform regular tests and carefully manage energy intake to prevent events of hypoglycaemia (very low, abnormal blood sugar level) resulting from excess of injected external source insulin, or events of hyperglycaemia (very high, abnormal blood sugar level) resulting from insufficient insulin injected from an external source.

For the development of IsletRx cells, Kadimastem relies on these main technologies:

Expansion:    Kadimastem has the technological ability to multiply/expand the pluripotent stem cells received under license agreements and to preserve them in deep freezing, while maintaining their vitality and pluripotent fitness. This technology enables the production and storage of industrial-scale stock of pluripotent stem cells, which can then be thawed and used in production and differentiated into specific cell lineage as needed.

Differentiation:    Kadimastem has developed technology and know-how, through which the technology can mimic the process of embryonic development and direct the pluripotent stem cells to differentiate into a specific lineage in the body, according to choice and relevant needs. The differentiation process is carried out under laboratory conditions, in several stages, by adding chemical and/or biological agents in controlled timings to the pluripotent stem cell culture. Induction of differentiation processes of pluripotent stem cells into islet-like cell clusters, under laboratory conditions is conducted in a stirred suspension bioreactor under conditions that mimic the development of the pancreatic islets.

Enrichment:    Kadimastem has developed an enrichment technology which enables improved safety and efficacy of IsletRx cells. The IsletRx cells are enriched for insulin secreting cells, designated as IsletRxPlus, and formulated as the drug substance.

Delivery:    Several delivery strategies were developed to obviate the need for life-long immunosuppressive treatment while enabling the long-term function of IsletRxPlus cells. These strategies include immune tolerance, microencapsulation in polymer), and scaffolding using electrospinning of polycaprolactone.

Drug administration strategies

The use of allogeneic islets in clinical settings requires to ensure their long-term function in the patient without being destroyed by patient’s immune system Kadimastem utilizes several technologies to protect the islets from the recipient’s immune system, which will eliminate the implant rejection risk, without the need to administer immunosuppressive drugs to weaken the patient’s immune system and ensure long term function of IsletRxPlus cells. It is not yet known how long IsletRx cells will work, but it is expected that the treatment will be at least as effective as long as the preparation functions in the patient’s body (this figure will be tested in a future clinical trial).

iTOL-102

iTOL-102 are human pluripotent (embryonic) stem-cell derived islet-like clusters mixed with iTOL-100 (biotinylated PEG microgels with surface bound SA-FasL). iTOL-102 consists of IsletRxPlus cells and iTOL-100 prepared for delivery into the omentum, a part of the stomach of diabetic patients. The therapeutic goal for iTOL-102 is to provide an easily administered, low risk, treatment via a minimally invasive procedure with long-term glucose responsiveness, that can treat diabetes without the need for chronic immunosuppression or exogenous insulin supplementation. Data from initial proof-of-concept studies with iTOL-102 in diabetic mouse models demonstrated supportive efficacy and safety results of iTOL-102.

iTOL-102: Kadimastem & iTolerance co-development

Local Immune tolerance to allow IsletRx^{Plus} survival and function

- Regenerative medicine without the need for life-long immunosuppression
- Leverages the naturally occurring protein, Fas Ligand (FasL)
- Creating localized immune privilege environment
- BIRD Grant funded (~1M $)
- INTERACT Meeting with the FDA (January 2024)
- Successful POC results (June 2024)
- Pre-IND Q4 2024

iTOL-100

kadimastem cells to cure diseases

iTOLERANCE

Encap-IsletRxPlus

Microencapsulation of cells within semi-permeable hydrogels represents an immune isolation strategy for cell-based therapies without the need for systemic immunosuppression. Studies have demonstrated that the microencapsulation process does not hinder the function of islets, and the insulin is efficiently secreted in response to elevated blood glucose levels, using similar doses of islets as used in the Edmonton protocol. Preclinical studies have demonstrated long-term Encap-IsletRxPlus functionality, in terms of continuous balanced glucose levels, in immunocompetent mice without immunosuppressive treatment. The microencapsulation provides a physical barrier that protects the IsletRxPlus from the host immune system. Kadimastem’s aim for Encap-IsletRxPlus is an easily administered, low risk, minimally invasive procedure in which encapsulated islets with long-term glucose responsiveness can treat diabetes without the need for immunosuppression or exogenous insulin supplementation.

In-Scaffold-IsletRxPlus

Although alginate microcapsules provide immuno-isolation, their surgical retrievability might be difficult. To ensure removal of IsletRx cells if needed, it is possible to implant them in a bioengineered device to enable it. The device is a 3D printed scaffold containing encapsulated IsletRxPlus cells. The 3D printing process, called melt electrospinning writing is a relatively novel solvent-less process that enables the design and fabrication of micrometer-thin fibers with highly controllable architectures and patterns manufactured at the University of Queensland, Australia. Preclinical results demonstrated that encapsulated islets placed in scaffolds and implanted subcutaneously or intraperitoneally, produced human insulin and maintained viability and identity for study duration (~3 months). Current studies optimize the efficacy of this delivery strategy.

NLS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with NLS’s unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2024, included as Exhibit 99.1 to the Report on Form 6-K file with the SEC on October 18, 2024. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. NLS’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in NLS’s Annual Report on Form 20-F for the year ended December 31, 2023, or the Annual Report, on file with the SEC and those set forth in this proxy statement/prospectus.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders, which have unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable mazindol ER to have the potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

We have no product candidates approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the six months ended June 30, 2024, we have an accumulated deficit of $72.4 million.

In February 2019, we entered into a license agreement, or the EF License Agreement, with Eurofarma Laboratorios S.A., or Eurofarma, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America.

Under the EF License Agreement, we received a non-refundable, upfront payment of $2,500,000 and are further eligible to receive nonrefundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. As of June 30, 2024, and December 31, 2023, we have long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed, and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the Agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 will be realized as of the termination date.

On March 20, 2024, we entered into a securities purchase agreement for the issuance of 175,000 common shares at $10.00 per share in a registered direct offering, which closed on March 22, 2024. Investors also received unregistered warrants to purchase up to 87,500 common shares at $10.00 per share in a concurrent private placement. The warrants were immediately exercisable and expire five years from issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any common shares or equivalents for 45 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of $1,750,000.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 common shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 common shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any common shares or equivalents for 15 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of approximately $786,660.

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

In July 2024, we entered into a binding term sheet with Kadimastem, a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, whereby Kadimastem will become our wholly owned subsidiary, and Kadimastem’s shareholders will acquire an 85% interest in NLS, or the Transaction. Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem shareholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the outstanding NLS Common Shares and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding NLS Common Shares.

The Merger is anticipated to be accounted for using the acquisition method (as a reverse triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with U.S. GAAP, as applicable. Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes. Kadimastem is anticipated to be the accounting acquirer because it is anticipated to control the board of directors, management of the combined company, and the preexisting shareholders of Kadimastem are currently anticipated to have the majority voting rights of the combined company.

At our ordinary shareholders’ meeting on June 27, 2024, all proposed agenda items were approved, including the election of a new statutory auditor in Switzerland. We announced our intention to replace PricewaterhouseCoopers AG, or PwC Switzerland, with Marcum LLP as our PCAOB-registered independent public accounting firm, pending engagement letter execution and Board approval. Subsequent to the notification of PwC Switzerland declining to stand for re-election, we announced the intention to replace PwC Switzerland with Marcum LLP.

On August 9, 2024, we entered into an engagement letter with Marcum LLP, which was approved by both Marcum’s Client Acceptance Committee and our Board on August 15, 2024. PwC Switzerland’s reports for fiscal years 2023 and 2022 contained no adverse opinions, except for a going concern explanatory paragraph for fiscal year 2023. There were no disagreements or reportable events with PwC Switzerland.

We filed amended Articles of Association with the commercial registry of Zurich, effective September 27, 2024, reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each. Additionally, a 1-for-40 reverse stock split was filed and became effective on September 27, 2024. The number of shares outstanding before and after the reverse split were adjusted accordingly.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party signatory to the EF License Agreement has any claims against the other in relation to the EF License Agreement termination.

On September 13, 2024, we announced an Extraordinary Shareholders’ Meeting to be held on October 3, 2024. Only shareholders of record as of September 9, 2024, were entitled to vote. All proposed agenda items were approved.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 common shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. Following an increase in authorized common shares, we will issue pre-funded warrants to purchase up to 191,430 common shares.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 common shares and common share purchase warrants to purchase an additional 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible preferred shares at a purchase price of $4.96 per share. The preferred shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible preferred shares starting six months after the closing and continuing as long as they own preferred shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders.

As of October 10, 2024, we believe we have regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as our common shares have traded above $1.00 for ten consecutive trading days.

Since the fiscal year ended December 31, 2023, we have undertaken a number of actions which have increased our shareholders’ equity, including, among other actions, (i) the sale of securities for approximately $3.2 million in net proceeds, and (ii) the exchange of certain debt into NLS Preferred Shares. As a result of these actions, we believe that we satisfy the shareholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

Operating Results

Operating Expenses

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in NLS’s Annual Report on Form 20-F for the year ended December 31, 2023, which is attached to this document as Annex F and is incorporated by reference into this proxy statement/prospectus, as well as NLS’s unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2024, incorporated by reference in this proxy statement/prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

For Swiss tax purposes, we are entitled to carry forward tax losses incurred for a period of seven years and can offset such losses carried forward against future taxable income. As of December 31, 2023, tax loss carryforwards totaling CHF 34.3 million on the cantonal and communal level and CHF 44.3 million on the federal level were requested by NLS. Tax loss carryforwards are not assessed by the tax authorities and therefore not yet approved by the tax authorities. It is not likely that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 18.9%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.16% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Depending on the qualification of the goods and services, the VAT rate is 8.1%, 2.6% or 3.8%. The applicable VAT is added to certain sales invoices subject to VAT and is payable to the Swiss Federal Tax Administration. Similarly, VAT paid on purchase invoices is deductible from the VAT payable to the Swiss Federal Tax Administration.

The issuance of new shares or any contribution of a direct shareholder is generally subject to 1% stamp duty at the level of NLS.

NLS is further subject to Swiss withholding tax with a statutory withholding tax rate of 35%.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements incorporated by reference in this proxy statement/prospectus. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2024 and 2023

	For the Six Months Ended June 30,
	2024	2023
Research and development expenses	$271,350	$4,383,625
General and administrative expenses	1,782,142	3,165,858
Operating loss	(2,053,492)	(7,549,483)
Other income (expense), net	104,643	(63,127)
Interest expense	(86,985)	(129)
Net loss	$(2,035,834)	$(7,612,739)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Pre-clinical development	$27,221	$251,843
Clinical development	(4,017)	1,562,710
Clinical manufacturing costs	808	1,639,040
Staff costs	4,671	191,130
Share-based compensation expense	(3,569)	13,400
Subcontractors	76,236	722,366
Other, Licenses	170,000	3,136
Total	$271,350	$4,383,625

Our research and development expenses totaled $271,350 for the six months ended June 30, 2023, representing a decrease of $4,112,275, or 93.8%, compared to $4,383,625 for the six months ended June 30, 2023. This decrease was primarily due to delayed liquidity events and subsequent change in strategy, we drastically reduced R&D costs and activities, terminated subcontractor and other R&D agreements. In 2024 our remaining R&D resources will be focused on pre-clinical DOXA Aexon Licensing. On March 19, 2024, we entered into an exclusive license agreement with Aexon Labs Inc., requiring an upfront payment of $170,000 by March 31, 2024. We have made significant progress over the past three months in developing our DOXA (Dual Orexin Agonist Platform) program, a highly promising, cutting-edge, and potentially disease-modifying multi-targeted approach to neurodegenerative and other diseases. Recent R&D efforts have yielded groundbreaking results, including the discovery of third-generation dual orexin receptor agonists that are also active on Cathepsin H (CTSH). This dual activity opens new therapeutic avenues for conditions related to neurodegeneration and sleep disorders, offering a competitive edge in the development of multi-target drugs.

General and Administrative Expenses

Our general and administrative expenses totaled $1,782,142 for the six months ended June 30, 2024, representing a decrease of $1,383,716, or 43.7%, compared to $3,165,858 for the six months ended June 30, 2023. This reduction was primarily attributable to decreases in insurance costs related to directors’ and officers’ insurance coverage for members of our Board and executive officers, as well as reductions in accounting services, staff, rent, legal counsel, marketing and communication costs, and travel expenses.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,053,492 for the six months ended June 30, 2024, representing a decrease of $5,495,991, or 72.8%, compared to $7,549,483 for the six months ended June 30, 2023.

Other Income/Expense, net

Other income consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other income of $104,643 for the six months ended June 30, 2024, representing a decrease of $167,770, or 265.8%, compared to expense of $63,127 for the six months ended June 30, 2023. The increase in income was attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest on notes payable, imputed interest and interest expenses on related parties short term loans. Interest expense was $86,985 for the six months ended June 30, 2024, representing an increase of $86,856, or 67,330.2%, compared to $129 for the six months ended June 30, 2023. The increase was partly attributable to interest on short term notes payable for D&O insurance. In 2023, the entire annual policy was prepaid and not financed through short term notes payable. Additionally, the increase was attributable to the 10% interest on the short term loan, which was only utilized at the end of 2023.

Net Loss

As a result of the foregoing, our net loss totaled $2,035,834 for the six months ended June 30, 2024, representing a decrease of $5,576,905, or 73.2%, compared to $7,612,739 for the six months ended June 30, 2023.

Liquidity and Capital Resources

Overview

As of June 30, 2024, we had $552,758 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(1,530,498)	$(7,296,532)
Net cash provided by financing activities	1,185,576	—
Effect of exchange rate changes on cash and cash equivalents	—	(416)
Net decrease in cash and cash equivalents	$(344,922)	$(7,296,948)

Operating Activities

Net cash used in operating activities was $1,530,498, for the six months ended June 30, 2024, representing a decrease of $5,766,034, or 79.0%, compared with net cash used in operating activities of $7,296,532 for the six months ended June 30, 2023. The change in cash used in operating activities for the six months ended June 30, 2024 was due to our reporting a net loss of $2,035,834 for the six months ended June 30, 2024, representing a decrease of $5,576,905, or 73.2%, compared with a net loss of $7,612,739 for the same period in 2023, driven primarily by (i) a $4,112,275 reduction in research and development costs for the six months ended June 30, 2024 and (ii) a $1,383,716 reduction in general and administrative expenses for the six months ended June 30, 2024.

Financing Activities

Net cash provided by financing activities of $1,185,576, for the six months ended June 30, 2024, consisted of $1,380,291 of net proceeds from the issuance of common shares and on the note payable of $194,715. We had no financing activities during the six months ended June 30, 2023.

On September 28, 2023, we entered into a short term loan agreement with Ronald Hafner, our Chairman of the Board of Directors, providing for an unsecured loan in the aggregate amount of CHF 500,000. The loan bears interest at a rate of 10% per annum was to and mature on November 30, 2023.

On November 15, 2023, we entered into a series of short-term loan agreements with certain existing shareholders, including Mr. Hafner, our Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. In addition, NLS and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to NLS on September 28, 2023, such that it was to expire on June 30, 2024.

On May 13, 2024, we entered into two addendums to the short term loan agreements with Ronald Hafner, our Chairman of the Board. These addendums extend the maturity date under the Loan Agreements to June 30, 2025, for the aggregate amount of CHF 750,000.

On May 16, 2024, we entered into additional bridge loan addendums, or the Second Bridge Loan Addendums, to the Bridge Loan Agreement dated November 15, 2023, with Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for an extension of the maturity date under each of the Loan Agreements to June 30, 2025.

On October 10, 2024, we successfully settled the series of short term loan agreements with certain existing shareholders, along with the accrued interest, through a debt-to-share conversion. The debt-to-share conversion transaction effectively closed on October 10, 2024.

On March 20, 2024, we entered into a securities purchase agreement for the issuance of 175,000 common shares at $10.00 per share in a registered direct offering, which closed on March 22, 2024. Investors also received unregistered warrants to purchase up to 87,500 common shares at $10.00 per share in a concurrent private placement. The warrants were immediately exercisable and expire five years from issuance.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 common shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 common shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance.

On October 9, 2024, we entered into a securities purchase agreement, or the Equity Purchase Agreement, with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, we agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 common shares and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, we agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, we agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the Equity Purchase Agreement closed on October 10, 2024.

In addition, on October 9, 2024, we entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of our debt in the aggregate amount of $4.0 million held by the investor, we agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain a conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, we agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Additionally, pursuant to the Debt Purchase Agreement, we agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of our securities for one year following the closing. In addition, we agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

On October 9, 2024, we and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by us to such holders, collectively, to purchase up to 105,843 common shares issued to such holders, or the Existing Warrants. The Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, we agreed to adjust the exercise price in the Existing Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 common shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one common share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders.

On December 4, 2024, we entered into the PIPE SPA with a certain accredited investor. Pursuant to the terms of the PIPE SPA, the Company agreed to issue and sell to the investor, in a private placement offering, or the Offering, up to 322,580 NLS Common Shares only at a purchase price of $3.10 per Common Share for aggregate gross proceeds of up to $1 million, subject to shareholder approval. The initial closing of the Offering in the amount of $500,000 is expected to occur on or before January 10, 2025, and the subsequent closing of $500,000 may occur, at the election of the investor, within 15 days following the Company meeting certain conditions, including the receipt of shareholder approval and the Common Shares trading for at least ten consecutive trading days above the purchase price of $3.10, which corresponds to an approximate 15% premium.

The Offering is expected to result in gross proceeds to the Company of up to $1 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Current Outlook

During 2024, our operations have been primarily financed through the proceeds from the sale of our common shares and short term loans obtained from related parties at the end of 2023. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2024, our cash and cash equivalents was $0.6 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year as of June 30, 2024. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of NLS, and other future strategic actions. By October 10, 2024, we have completed a private financing round, debt conversion and forgiveness, vendor buy-out, and have identified a merger opportunity. Our future viability depends on our ability to extend payment terms with third-party creditors until additional funds have been raised.

Capital Resources and Liquidity

In connection with the planned financing and reduction of liabilities, we have prepared the following pro forma balance sheets to illustrate the impact of these transactions. The following table compares our historical balance sheets as of June 30, 2024 with the pro forma capitalization as adjusted for the implemented transactions.

•        on an actual basis;

•        On a pro forma basis to give effect to the gross proceeds to us from

(i)     the sale of 81,944 common shares at a purchase price of $9.60 per share on July 1, 2024 and generated gross proceeds of $786,662. The net proceeds will be used for working capital and general corporate purposes.

(ii)    the reduction of liabilities of total $10,010,431 as a result of the following changes:

a)      Realization of approximately $2,500,000 of deferred revenue due to termination of EF License Agreement on August 28, 2024, effective as of September 30, 2024,

b)      Purchase of $4,000,000 in debt from vendors through debt purchase agreement with an investor thereby converting the debt through an ordinary capital increase of preferred shares;

c)      Conversion of related party debt holders in the amount of $2,788,650 into 493,986 common shares, and

d)      Payments to vendors and reduction in bonus accruals not to be paid in the amount of approximately $721,781.

(iii)   private financing round of $3,200,000 on October 10, 2024 by way of an ordinary capital increase, entering into a securities purchase agreement with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, we agreed to issue and sell to the investors, in a private placement offering (i) 806,452 common shares and (ii) Common Warrants to purchase 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, we agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering.

The information in this table should be read in conjunction with and is qualified by reference our financial statements and related notes included in our unaudited interim condensed financial statements, incorporated by reference herein.

	As of June 30, 2024
	Actual	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$552,758	$4,326,541
Prepaid expenses and other current assets	639,710	639,710
Total current assets	1,192,468	4,966,251

Property and equipment	990	990
Other assets	—	—
Total assets	$1,193,458	$4,967,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,584,284	$150,000
Related party short term loan	1,512,319	—
Other accrued liabilities	1,420,229	—
Note payable short term	201,285	201,285
Total current liabilities	7,718,117	351,285
Deferred revenues	2,499,969	—
Accrued pension liability	243,630	100,000
Total liabilities	10,461,716	451,285

Commitments and contingencies

Shareholders’ equity (deficit):
Common shares, CHF 0.80 ($0.80) par value, 985,723 registered shares issued and outstanding at June 30, 2024	808,555	808,555
Additional paid-in capital	62,328,298	76,112,512
Accumulated deficit	(72,409,318)	(72,409,318)
Accumulated other comprehensive loss	4,207	4,207
Total shareholders’ (deficit)	(9,268,258)	4,515,956
Total liabilities and shareholders’ (deficit)	$1,193,458	$4,967,241

The implemented financing and reduction of liabilities are expected to strengthen our balance sheet by reducing our leverage and increasing our equity base. This will enhance our financial flexibility and support our growth initiatives.

There can be no assurance that capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, while the short term loans were granted in Swiss francs, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2024, approximately 59.5% of our expenses were denominated in CHF and 4.7% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 3.2% and 6.4%, respectively. However, these historical figures may not be indicative of future exposure.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the six months ended June 30, 2024, pursuant to those programs, please see “Operating Results — Operating Expenses — Research and Development Expenses, net” and “Results of Operations — Comparison of the six months ended June 30, 2024, and June 30, 2023, — Research and Development Expenses.”

Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods.

A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in NLS’s Annual Report.

Revenue Recognition

The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

As of June 30, 2024, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single license performance obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when our performance obligations are contractually complete or the EF License Agreement is terminated.

On August 28, 2024, NLS agreed with Eurofarma to terminate the EF License Agreement effective as of September 30, 2024, or the Termination, and that neither party has any claims against the other party in relation to the EF License Agreement and the Termination. As a result of the termination of the EF License Agreement effective September 30, 2024, NLS will realize the previously deferred revenue of $2,500,000.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employee. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized, and a full valuation allowance is therefore recognized.

KADIMASTEM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kadimastem’s financial condition and results of operations for the years ended December 31, 2022 and 2023 and as of and for the six months ended June 30, 2023 and 2024 and should be read in conjunction with the information included under “Kadimastem Business,” and Kadimastem’s financial statements and the accompanying notes included elsewhere in the registration statement of which this proxy statement/prospectus forms a part, which were prepared in accordance with IFRS. The discussion and analysis below are based on comparisons between Kadimastem’s historical financial data for different periods and include certain forward-looking statements about Kadimastem’s business, operations, and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors described in “Risk Factors.” Kadimastem’s actual results may differ materially from those expressed in, or implied by, those forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

Kadimastem is a clinical stage biotechnology company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. Kadimastem operates in the field of development of cell therapy, regenerative medicine, for the treatment of, among others, ALS, an incurable disease, for which Kadimastem received an orphan drug designation status from the FDA, as well as cell therapy in the field of regenerative medicine for the treatment of diabetes, a disease that affects hundreds of millions of people worldwide, and its product has the potential to provide a cure for the disease. Kadimastem intends to be a leading company in the field of regenerative medicine products for the treatment of neurodegenerative diseases and a cure for diabetes.

Kadimastem is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, moving away from the traditional curative therapies. The technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapy is scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, Kadimastem uses pluripotent cells (e.g. embryonic stem cells — hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype, before their implantation to the patient, unlike other technologies which transplant immature precursor cells. Thus, Kadimastem believes that its process will markedly enhance the efficiency of the treatment.

Kadimastem implements a technological platform that uses pluripotent stem cells, or PSCs, either embryonic stem cells and/or induced pluripotent stem cells for the development and production of various active cells as off-the-shelf products for the treatment of a wide range of diseases. Its technological platform includes processes for the development, production and biobanks of cells at various stages of differentiation. As of the date of this proxy statement/prospectus, Kadimastem focuses on the development of cell therapy products in the field of regenerative medicine for the treatment of various diseases with an emphasis on (a) treatment and/or cure of neurodegenerative diseases of the CNS, with the purpose of finding a treatment for ALS, and (b) development of a cure for Type 1 diabetes and possibly in the future, for Type 2 diabetic patients which are insulin dependent.

Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue/organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

Factors Affecting Our Performance and Related Trends (See “Risk Factors — Risks Related to Kadimastem’s Financial Position and Capital Requirements”)

We believe that the key factors affecting our performance and financial performance include:

Kadimastem’s ability to generate revenue from a product candidate

Kadimastem’s ability to become profitable depends upon Kadimastem’s ability to generate revenue. To date, Kadimastem has not generated any revenue from Kadimastem’s development stage product candidates, AstroRx® and/or IsletRx. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market Kadimastem’s products.

Kadimastem’s ability to assure that its drug substances and product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Kadimastem’s ability to procure regulatory approvals for its product candidates is critical to its success. Kadimastem has invested almost all of its efforts and financial resources in research and development of Kadimastem’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. Kadimastem’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, IsletRx, human pancreatic islet like clusters for the treatment of insulin dependent diabetes.

Kadimastem’s ability to maintain current cash to fund its projected operating requirements.

Kadimastem’s ability to maintain sufficient current cash on hand to fund its projected operating requirements is critical to its success. Until Kadimastem can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. Kadimastem cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Kadimastem may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Results of Operation

The table below provides Kadimastem’s results of operations for the periods indicated.

	6 months ended June 30,
	2024	2023
	(USD)
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses	410,395	1,049,276
Sales and marketing, net	—	75,167
General and administrative	376,286	678,452
Operating loss	786,681	1,802,895
Other financial income (expenses), net	485,111	156,737
Loss before taxes on income	1,271,792	1,959,632
Tax benefit	(35,463)	(39,532)
Total loss	1,236,329	1,920,100

	Year ended December 31
	2023	2022
	(USD)
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses	1,607,969	4,489,629
Sales and marketing, net	81,306	265,357
General and administrative	1,302,799	1,800,021
Operating loss	(2,992,075)	(6,555,007)
Other financial income (expenses), net	(316,824)	(260,592)
Loss before taxes on income	(3,308,899)	(6,815,599)
Tax benefit	54,475	49,735
Total loss	(3,254,424)	(6,765,864)

Comparison of the Six Months Ended June 30, 2023 and 2024

Revenues

Kadimastem had no revenues from operations in each of the six months ended June 30, 2024, and June 30, 2023.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the six months ended June 30, 2024, and June 30, 2023.

Research and Development Expenses

Research and development expenses were $410,395 for the six months ended June 30, 2024, representing a significant decrease of $638,881 (60.9%) compared to $1,049,276 in the six months ended June 30, 2023. The decrease is primarily due to an efficiency program implemented by Kadimastem. This included a reduction in staff and service providers.

Sales and Marketing Expenses

For the six months ended June 30, 2024, sales and marketing expenses totaled $0, reflecting a 100% decrease of $76,167 compared to $76,167 for the six months ended June 30, 2023. This reduction was primarily driven by no salary costs and reduced expenditures on advertising and public relations.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2024 were $376,286 , representing a reduction of $497,222 (44.5%) compared to $678,452 for the six months ended June 30, 2023. This decrease was driven by cost-cutting measures as part of Kadimastem’s ongoing efficiency program.

Operating Loss

Operating loss for the six months ended June 30, 2024, was $786,681, representing a decrease of $1,016,214 (56.4%), compared to $1,802,895 for the six months ended June 30, 2023. The decrease was primarily due to the decrease in research and development expenses, sales and marketing expenses, and general and administrative expenses.

Financial expenses net

Finance expenses, net for the six months ended June 30, 2024 were $485,111, representing an increase of $328,374 (209%), compared to $156,737 for the six months ended June 30, 2023. The increase was primarily due to the revaluation of loans from related parties and non-cash financing expenses of lease liabilities.

Net Loss

The net loss for the six months ended June 30, 2024, was $1,236,329, representing a decrease of $683,771 (35.6%), compared to a net loss of $1,920,100 for the six months ended June 30, 2023. The decrease is primarily due to the decrease in operating loss.

Comparison of the Years Ended December 31, 2023 and 2022

Revenues

Kadimastem had no revenues from operations in each of the years ended December 31, 2023, and December 31, 2022.

Cost of Revenues

Kadimastem had no costs of revenues from operations in each of the years ended December 31, 2023, and December 31, 2022.

Research and Development Expenses

Research and development expenses were $1,607,969 for the year ended December 31, 2023, representing a significant decrease of $2,881,660 (64.2%) compared to $4,489,629 in 2022. The decrease is primarily due to an efficiency program implemented by Kadimastem. This included a reduction in staff and service providers.

Over the past three years, Kadimastem has maintained a strong focus on research and development in the field of medicine. Kadimastem has concentrated its efforts on developing innovative treatments for chronic and degenerative diseases, with key projects including AstroRx, a cell-based therapy for ALS, and IsletRx, a diabetes treatment aimed at insulin-dependent patients. Both programs are in advanced clinical development stages and reflect Kadimastem’s commitment to tackling complex medical challenges.

To support its research and development efforts, Kadimastem has established significant collaborations with leading academic institutions, including the Hadassah Medical Organization and Yeda Research and Development Company, granting it access to licensed stem cell patents and technical expertise. It has also secured funding from notable sources such as the Israel Innovation Authority and the BIRD Foundation, which have enabled Kadimastem to scale its operations and accelerate product development.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2023 were $81,306, a decrease of $184,051 (69.3%) from $265,357 for the year ended December 31, 2022. This decline was primarily attributed to reduced salary expenses and decreased spending on advertising and public relations.

General and Administrative Expenses

General and administrative expenses for the year ended December 31,2023 were $1,302,799, representing a reduction of $497,222 (27.6%) compared to $1,800,021 for the year ended December 31, 2022. This decrease was driven by cost-cutting measures as part of Kadimastem’s ongoing efficiency program.

Operating Loss

Operating loss for the year ended December 31, 2023, was $2,992,075, representing a decrease of $3,562,932 (54.4%), compared to $6,555,007 for the year ended December 31, 2022. The decrease was primarily due to the decrease in research and development expenses, sales and marketing expenses, and general and administrative expenses.

Financial expenses net

Finance expenses, net for the year ended December 31, 2023, were $316,824, representing an increase of $56,232 (21.6%), compared to $260,592 for the year ended December 31, 2022. The increase was primarily due to the revaluation of loans from related parties and non-cash financing expenses of lease liabilities.

Net Loss

The net loss for the year ended December 31, 2023, was $3,254,424, representing a decrease of $3,511,440, (48%), compared to a net loss of $6,765,864 for the year ended December 31, 2022. The decrease is primarily due to the decrease in operating loss.

Liquidity and Capital Resources

Kadimastem is a research and development entity that funds its operations through capital raising, convertible loans, loans from interested parties, and national and international research grants. To enhance its exposure to capital markets, Kadimastem often engages external consultants.

Since Kadimastem’s inception, it has financed its operations primarily through the sale of equity securities, debt financing, convertible loans and royalty-bearing grants that Kadimastem’s received from the Israel Innovation Authority. Kadimastem’s primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes.

Kadimastem has incurred significant losses and negative cash flows from operations and net loss was $1,236,329 and $1,920,100 for the six months ended June 30, 2024, and June 30, 2023, respectively. During the six months ended June 30, 2024, and June 30, 2023, Kadimastem had negative cash flows from operations of $3,121,258 and $7,312,010, respectively. As of June 30, 2024, Kadimastem’s accumulated deficit was $70,581,692. Kadimastem has funded its operations to date through equity and debt financing and have cash on hand (including short term bank deposits and restricted cash equivalents) of $678,372 as of June 30, 2024.

Kadimastem‘s net loss during the fiscals years ending December 31, 2023 and December 31, 2022 was $3.255 (in thousands) and $6.765 (in thousands), respectively. During the fiscal years ending December 31, 2023 and December 31, 2022, Kadimastem had negative cash flows from operations in the amount of $764 thousand and $2.035 (in thousands), respectively. As of December 31, 2023, Kadimastem’s accumulated deficit was $69.345 (in thousands).

Between 2021-2024, Kadimastem raised approximately USD $15.3 million in equity for the issuance of 2,146,899 Kadimastem Ordinary Shares. In the same time period, Kadimastem received grants from the Bird Foundation, the IIA and the Australian Innovation Authority totaling USD $2.4 million.

Kadimastem monitors its cash flow projections on a current basis and take active measures to obtain the funding it requires to continue Kadimastem’s operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment. If Kadimastem is not successful in generating sufficient cash flow or completing additional financing, including debt refinancing which shall release restricted cash, then Kadimastem will need to execute a new cost reduction plan in addition to previous cost reduction plans that were executed so far. Kadimastem’s transition to profitable operations is dependent on generating a level of revenue adequate to support Kadimastem’s cost structure. Kadimastem expects to fund operations using cash on hand, through operational cash flows and raising additional proceeds. There are no assurances, however, that Kadimastem will be able to generate the revenue necessary to support Kadimastem’s cost structure or that Kadimastem will be successful in obtaining the level of financing necessary for Kadimastem’s operations. Management has evaluated the significance of these conditions and has determined that Kadimastem does not have sufficient resources to meet Kadimastem’s operating obligations for at least one year from the issuance date of June 30, 2024. These conditions raise substantial doubt as to Kadimastem’s ability to continue as a going concern. Kadimastem’s financial statements dated as of June 30, 2024 have been prepared assuming that Kadimastem will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Kadimastem’s working capital is insufficient for its current operational requirements, making it dependent on raising additional funds. It plans to secure financing through private equity placements, registering shares on public stock exchanges, or raising capital from its existing shareholders.

Kadimastem’s future capital requirements will be affected by many factors, including Kadimastem’s revenue growth, the timing and extent of investments to support such growth, the development and regulatory approval of Kadimastem’s products, and many other factors as described under “Risk Factors.”

To the extent additional funds are necessary to meet Kadimastem’s long-term liquidity needs as Kadimastem continues to execute Kadimastem’s business strategy, and cannot generate significant recurring revenues, profit and cash flow provided by operating activity, Kadimastem anticipates that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. However, such financing may not be available on favorable terms, or at all. In particular, the repercussions from inflation, economic uncertainty, as well as the war between Russia and the Ukraine and Israel, Hamas and Hezbollah, has resulted in, and may continue to result in, significant disruption of global financial markets, reducing Kadimastem’s ability to access capital. If Kadimastem is unable to raise additional funds when desired, Kadimastem’s business, financial condition and results of operations could be adversely affected.

Cash and Cash Equivalents

The balance of cash and cash equivalents for the six months ended June 30, 2024 was $1,145,575, representing a decrease of $670,850 (37%), compared to $1,816,425 for the six months ended June 30, 2023. The decrease is primarily due to the net use of cash for operating activities.

The balance of cash and cash equivalents for the year ended December 31, 2023, was $1,145,575, representing a decrease of $670,850 (37%), compared to $1,816,425 for the year ended December 31, 2022. The decrease is primarily due to the net use of cash for operating activities.

Net Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024, was $3,121,258 representing a decrease of $4,190,752 (57%), compared to $7,312,010 for the six months ended June 30, 2023. This decrease was mainly due to the reduction in general and administrative expenses and Kadimastem’s efficiency measures during the period ended June 30, 2024.

Net cash used in operating activities for the year ended December 31, 2023, was $3,004,813 representing a decrease of $2,950,385 (49.5%), compared to $5,955,198 for the year ended December 31, 2022. This decrease was mainly due to the reduction in general and administrative expenses and Kadimastem’s efficiency measures during the reporting period which included a reduction in research and development expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024, was $112,399, reflecting a decrease of $25,976 (18.7%), compared to $138,375 for the six months ended June 30, 2023. The decrease was mainly attributed to changes in bank deposits during the six months ended June 30, 2023.

Net cash received in investing activities for the year ended December 31, 2023, was $90,250, reflecting an increase of $105,120 (53.8%), compared to cash used of $195,370 for the year ended December 31, 2022. The change was mainly attributed to changes in bank deposits during the year ended December 31, 2023.

Net Cash Provided by Financing Activities

Over the period 2021-2024, the company raised approximately USD $15.3 million in equity for the issuance of 2,146,899 shares.

In the years 2021 to 2024, the company received grants from the Bird Foundation, the Israeli Innovation Authority and the Australian Innovation Authority totaling USD $2.4 million

Net cash provided by financing activities for the six months ended June 30, 2024, amounted to $925,173, representing a decrease of $4,037,907, (81%), compared to $4,963,080 for the six months ended June 30, 2023. This decrease was primarily due to capital raised by Kadimastem during June 30, 2024 compared to the previous period.

Net cash provided by financing activities for the year ended December 31, 2023, amounted to $2,328,073, representing an increase of $1,218,993, (109%), compared to $1,109,080 for the year ended December 31, 2022. This increase was primarily due to capital raised by Kadimastem and proceeds from a convertible loan during the reporting period.

During the six month ended 2024, the cash flow from financing activities included the receipt of a convertible loan from shareholders totaling $458 thousands, of which remains outstanding.

Critical Account Estimates

The valuation of financial instruments, including the convertible loan components and options, depends on assumptions such as market volatility, interest rates, and discount rates, all of which are sensitive to market fluctuations.

Deferred taxes require projections of future taxable income, influenced by economic conditions and Kadimastem’s ability to generate profits. Similarly, the recoverability of intangible assets, such as goodwill, relies on future cash flow projections and discount rates, which are impacted by regulatory approvals and market conditions. Kadimastem’s going concern assumption also faces uncertainty, because it depends on securing additional funding and increasing revenues to address operational deficits. Interest rates play a critical role in these estimates, as they influence borrowing costs and the valuation of financial assets and liabilities.

The accounting for expected R&D grants involves assumptions about the timing and amount of receipts, which can be uncertain due to regulatory processes and associated conditions.

Quantitative and Qualitative Disclosure About Market Risk

Kadimastem is exposed to market risks in the ordinary course of Kadimastem’s business. Market risk represents the risk of loss that may impact Kadimastem’s financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments.

Interest Rate Risk

Following the date of this registration statement, Kadimastem does not anticipate undertaking any significant long-term borrowings. At present, Kadimastem’s investments consist primarily of cash and cash equivalents and financial assets at fair value.

Following the date of this proxy statement/prospectus, Kadimastem may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of Kadimastem’s investment activities is to preserve principal while maximizing the income that its receive from its investments without significantly increasing risk and loss. Kadimastem’s investments are exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of its investments, if any. Kadimastem manages this exposure by performing ongoing evaluations of its investments. Due to the short-term maturities, if any, of its investments to date, their carrying value has always approximated their fair value. If Kadimastem decides to invest in investments other than cash and cash equivalents, it will be its policy to hold such investments to maturity in order to limit its exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Kadimastem’s foreign currency exposures give rise to market risk associated with exchange rate movements of the New Israeli Shekel (“NIS”), its functional and reporting currency, mainly against the U.S. Dollar and the Euro. Although the NIS is Kadimastem’s functional currency, it incur expenses denominated in both U.S. dollar and Euro. It is expected that the expenses involved in the Phase IIa trial in the United States for Kadimastem’s ALS-treatment pharmaceutical product will be in U.S. Dollar. Furthermore, following the Merger with a Swiss company, Kadimastem expects to incur a significant amount of expenses in Euros and Swiss Francs. If the NIS fluctuates significantly against either the U.S. Dollar or the Euro, it may have a negative impact on Kadimastem’s results of operations. To date, fluctuations in the exchange rates have not materially affected Kadimastem’s results of operations or financial condition for the periods under review.

DIRECTORS AND EXECUTIVE OFFICERS OF NLS FOLLOWING THE MERGER

At the effective time of the Merger, in accordance with the terms of the Merger Agreement, the Board and executive officers of NLS will be as follows. Upon completion of the Merger, our executive officers will be full-time employees.

Name	Age	Position
Executive Officers
Ronen Twito	49	Executive Chairman and Chief Executive Officer
Prof. Michel Revel, MD, PhD	86	Director and Chief Scientific Officer
Kfir Molakandov PhD	47	Vice President of Research and Development
Nicole Fernandez-McGovern	51	Chief Financial Officer
Ariel Revel, MD	63	Director of Medical Affairs
Non-Executive Directors
Olivier Samuel	51	Independent Director
Eran Iohan	52	Independent Director
Liora Oren	47	Independent Director
Alexander C. Zwyer	55	Director
Tammy Galili	52	Director

Ronen Twito CPA, Executive Chairman & Chief Executive Officer

Mr. Ronen Twito, as served as Kadimastem’s Executive Charmian of the Board of Director since December 2020 and its Chief Executive Officer since December 2024. Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, across both Nasdaq and Tel Aviv Stock Exchange listed companies. Mr. Twito also served as the Chairman of the board of Bubbles Intergroup Ltd (TASE: “BBLS”) since January 2022. From March 2019 until August 2021, he served as an Independent Director at MTS (Nasdaq: “MTSL”). From November 2015 to March 2017 Mr. Ronen Twito served as Deputy Chief Executive Officer and CFO at Cellect Biotechnology Ltd. (Nasdaq: “APOP”). From May 2014 until November 2015, he served as Vice President of Finance at BioBlast Pharma Ltd. (Nasdaq: “ORPN”) (merged in later stage with Enlivex Therapeutics, Nasdaq: “ENLV”). From June 2009 to April 2014 Mr. Twito served as Deputy Chief Executive Officer and CFO at XTL Biopharmaceuticals Ltd. (Nasdaq: “XTLB”). Mr. Twito served as the Chief Executive Officer of InterCure LTD (subsidiary of XTL) from 2011 to 2012 (TASE: “INCR”). From November of 2004 and to June 2009 he served as Corporate Finance Director at Leadcom Integrated Solutions (London, AIM: “LEAD”). From January 2000 to November 2004, he served as Audit Manager at EY. Mr. Twito is a Certified Public Accountant (CPA) in Israel and holds a bachelor’s degree in business administration and accounting from the College of Management Academic Studies. He maintains active membership in the Institute of Certified Public Accountants in Israel.

Prof. Michel Revel, MD, PhD, Chief Scientific Officer and Director

Prof. Michel Revel, MD, PhD, has served as Chief Scientific Officer of Kadimastem since 2010, and is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. In January 1968, he was appointed at the Weizmann Institute of Science, Rehovot, Israel, where he has been a full Professor since January 1973, heading for several periods the Departments of Virology and of Molecular Genetics. His research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, have led to the development of Interferon-beta therapy for the treatment of multiple sclerosis, Rebif®, Blockbuster drug marketed worldwide. In recent years, Prof. Revel’s laboratory focused on hESC and succeeded to produce nerve myelinating cells that, when transplanted in myelin-deficient animals, have regenerated the myelin coating. These studies contributed to the development of a suspension culture technology for hESC which can then be used to produce differentiated human cells such as insulin-producing pancreatic beta cells and nerve myelinating cells. Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and served as chairman of the Israel National Bioethics Council and was a member of the International Bioethics Committee of UNESCO. Prof. Revel was the recipient of the Israel Prize for medical research, the EMET Prize for biotechnology, and is a member of the Israel Academy of Science and Humanities. He has been a member of Israel’s National Committee for Biotechnology, serving for three years as its chairman. Professor Revel holds M.D. and Ph.D. degrees from the University of Strasbourg, France.

Kfir Molakandov PhD, Vice President Research and Development

Dr. Kfir Molakandov has served as Vice President, Head of Research and Development at Kadimastem since January 2018, and was previously a researcher at Kadimastem from January 2011 until December 2017. He received both his B.A, Masters of Science In Cell and Gene Therapy for Diabetes, and PhD in Cell Therapy for Diabetes from Tel Aviv University.

Nicole Fernandez-McGovern, Chief Financial Officer

Nicole Fernandez-McGovern, age 51, is an accomplished financial executive with over 25 years of experience blending entrepreneurial thinking with Fortune 500 best practices in finance and operations. Ms. Fernandez-McGovern is President of RCM Financial Consulting, offering strategic advisory services. She was Interim CFO of Hayden AI, a leading-edge technology company providing vision AI solutions for smart cities, from October 2023 to May 2024, contributing to $115 million in capital raises and securing a $700 million contract with New York’s Metropolitan Transportation Authority. From 2016 to 2023, she served as CFO and EVP of Operations at AgEagle Aerial Systems (NYSE: UAVS), a NYSE-listed manufacturer of advanced commercial drone hardware and technology SAAS solutions for the defense, commercial and public safety sectors overseeing global manufacturing and financial operations. Ms. Fernandez-McGovern served as audit chair and board member of AGO Global, Inc. from 2011 through 2023. Previously, she served as CEO and CFO of Trunity Holdings, Inc. from 2012 to 2016. Ms. Fernandez-McGovern holds both a BBA and MBA from the University of Miami, has been a licensed Certified Public Accountant in Florida since 1998, serves on multiple boards, and is fluent in Spanish.

Ariel Revel, MD, Director of Medical Affairs

Professor Revel has served since January of 2020 as Kadimastem’s Medical Affairs Director. From January 2024, Professor Revel served a Medical Doctor for Maccabi Health Care Service. Since April 2017, he has served as a professor of medicine at Tel Aviv University, a Visiting Professor at Oxford University in the UK from October 2008 to October 2009 and a Visiting Professor at Stanford University in California from October 2015 to October 2016. Additionally, from April of 2017 and until April of 2024 he served in Assaf Harofeh Medical Center. On April of 2017 until April of 2021, he served as a professor at Assaf Harofeh Medical Center. He began his medical career in August of 2000 as the head of Fertility Preservation Services at Hadassah Medical Center until May of 2017. Professor Revel received his PhD from Tel-Aviv University, and an M.D degree from the Hebrew University of Jerusalem.

Olivier Samuel, Director

Mr. Samuel has served as director of Kadimastem since January 2020. Mr. Samuel brings over 25 years of experience in product sales in the medical space. From March 2021 and until today, Mr. Samuel has served as a professional mediator is a self-employed Professional Mediator. From January 1997 until December 2019, Mr. Samuel was the CEO of Adomsante in France. Mr. Samuel has a master’s in business administration and management from Emlyon Business School and the Lille School of Health Engineers.

Eran Iohan, Independent Director

Mr. Eran Iohan has been a Board Member of Kadimastem since October of 2022, Mr. Iohan brings with him over 20 years of financial, accounting, and managerial experience, leading IPOs, follow-on investments, and complex transaction in Israel and US for technology and bio-technology companies. From December of 2019 until today, Mr. Iohan has been a Board Member of My Green Fields. From January of 2019 until current, Mr. Iohan has served as the Founder of Thin Places. From March of 2021 until June of 2023 he served as Chief Financial Officer at TurboGen. From January of 2007 and until June of 2019 Mr. Iohan was a Partner, Entertainment & Media Industry Leader at PwC Israel, and served as a staff member in various roles at PwC Israel from January 1998 to December 2006. Mr. Iohan is a Certified Public Accountant (CPA), Israel and US (California). He has a B.A. in Accounting and Economics, and an MBA in Finance and Information Technologies, both from the Tel-Aviv University.

Liora Oren, Independent Director

Liora Oren has served as Kadimastem’s director and chair of the audit committee since September 2022. Liora brings with her 20 years of financial experience in various companies including the Bio-Tech Industry, and multinational companies traded on the NYSE and the NASDAQ. She has served the director of Finance at Valens Semiconductor since August 2024, and as its corporate controller from August 2021 until August 2024. From May 2017 until August of 2021, she served a Financial Controller at Dip-Tech, A Ferro company, Digital Ceramic In-Glass Printing. From July 2010 until March 2017 Mrs. Oren served as a Finance Director at CFO Direct. From June 2006 until June 2010, she served as a Financial Controller for Africa-Israel Investments. She was a Senior Auditor at KPMG from March 2004 until June of 2006. She began her professional career as a Budget Controller for the Israeli Defense Forces in March 1999 until March 2004. Liora is a Certified Public Accountant (CPA), in Israel, she holds a B.A. in accounting and economics from Tel-Aviv University and M.A. in law from Bar-Ilan University.

Alexander Zwyer, Director

Alexander Zwyer has served as NLS’s Chief Executive Officer and as a Director since NLS’s incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Tammy Galili, Director

Tammy Galili has served as a director at Kadimastem since July 2021. She has three decades of experience in various management positions in the pharmaceutical space. She served as the CEO of Ilex Medical Ltd. from January 2016 and until October 2024, and previously served as the company’s Deputy CEO from January 2014 until January 2014, and Vice President of Sales and Marketing from January 2010 until December 2013. Ms. Galili has an MBA in Healthcare Innovation from Reichman University in Herzliya and a BA in Philosophy and History of the Middle East in Modern Times from Tel Aviv University.

Director Independence

Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren are the independent directors of Kadimastem. Kadimastem’s board of directors has determined that all of its current independent directors are independent, as determined in accordance with the rules of The Nasdaq Stock Market.

Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of each of the Audit, Compensation, Nomination and Governance Committees for a term lasting until the next annual ordinary shareholders’ meeting.

The Kadimastem board of directors has also determined that each current member of the compensation committee is independent as defined under Nasdaq listing standards and the Israel Companies Law, and that each current member of the audit committee is independent as defined under Nasdaq listing standards and applicable SEC rules and Israel Companies laws.

Board Committees

Mr. Olivier Samuel, Mr. Eran Lohan and Ms. Liora Oren as members of each of the Audit, Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

The Kadimastem board of directors has determined that each current member of the compensation committee is independent as defined under Nasdaq listing standards and the Israel Companies Law, and that each current member of the audit committee is independent as defined under Nasdaq listing standards and applicable SEC rules and Israel Companies laws.

EXECUTIVE COMPENSATION AND SHARE OWNERSHIP

Kadimastem’s Employment Agreements and Indemnification Agreements

Kadimastem has entered into employment agreements with each of its executive officers, which set forth the terms and conditions of each executive’s employment, including base salary, performance-based variable pay compensation and benefit plan participation. Under these agreements, each of its executive officers is employed for a specified time period. Kadimastem and/or its subsidiaries may terminate employment without notice, at any time, for certain acts of the executive officer, such as serious, repeated or continuing breach of internal policies or guidelines on conduct, any act or conduct which would bring the officer or Kadimastem into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of Kadimastem lawful orders, willful refusal to perform all or any duties, insubordination, breach of Kadimastem secrecy, or violation of the laws and regulations of Israel. Kadimastem and/or its subsidiaries may also terminate an executive officer’s employment with advanced written notice. The length of such notice period is set out in each contract in accordance with the applicable law of Israel. Without delivering an advanced written notice, Kadimastem may also terminate an executive officer’s employment by paying to such officer salary in lieu of notice for the remainder of the relevant notice period. The executive officer may resign at any time by delivering to Kadimastem an advanced written notice. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

Kadimastem has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Israeli Employment Act, Kadimastem has agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Kadimastem.

The following table presents in the aggregate all compensation Kadimastem paid to all of its directors and executive officers from January 1, 2023, through December 31, 2023. The table does not include any amounts Kadimastem paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect Kadimastem’s cost. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.689 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and executive officers as a group, consisting of 12 persons as of December 31, 2023	$1,060,010	$234,670	$129,819

____________

(1)      Kadimastem estimates the fair value of share options granted as equity awards using a Black-Scholes option-pricing model.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NLS

Employment Agreements

NLS has entered into written employment agreements with its Chief Executive Officer and Chief Medical Officer. Our other members of management are not engaged as full-time employees as of December 19, 2024.

All employment agreements that we enter into contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our executive officers will contain terms and conditions customary under Swiss law. In addition, our executive officers are subject to our directors and officers insurance policy. Our executive officers are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by the Board and compensation, nomination and governance committee, and, in certain circumstances, upon approval by our shareholders. Upon the closing of the Merger, all NLS employment agreements will be terminated. NLS may enter into consulting agreements with Mr. Zwyer and Mr. Konofal and are discussing the terms of such consulting relationships or agreements.

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. NLS entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with NLS in his current role.

Upon the Closing of the Merger, Mr. Zwyer’s and Mr. Apostol’s employment agreements and Mr. Konofal’s consulting agreement shall be terminated. NLS and Kadimastem have not reached agreements with the individuals above regarding their future employment or consulting relationship with the combined company. However, NLS and Kadimastem may enter into consulting agreements with Mr. Zwyer and Mr. Konofal and are discussing the terms of such consulting relationships or agreements.

Kadimastem

Ronen Twito Consulting Agreement

On March 21, 2024, Kadimastem entered into a consulting agreement with Mr. Twito, to serve as the CEO and Chairman of Kadimastem. Kadimastem agreed to pay Mr. Twito a monthly salary of 71,450 NIS for his services. Mr. Twito is entitled to a bonus as determined by the Compensation Committee based on Kadimastem reaching certain milestones. The employment agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Twito that cannot be cured. The agreement contains standard confidentiality terms.

Michel Revel Employment Agreement

On December 25, 2021, Kadimastem entered into a Service Agreement with Dr. Michel Revel, to serve as the Chief Scientist of the company. The Service Agreement did not involve any salary. In accordance with the Services Agreement, the Company directly bears the flight expenses and expenses for Prof. Revel’s stay abroad in the framework of providing services to Kadimastem. Once a year, the Compensation Committee will discuss the reasonableness of the business expenses incurred by the Company as stated, with no ceiling set for these expenses. In addition, Prof. Revel is entitled to full reimbursement of reasonable business expenses (including transportation, accommodation, food, etc.), which will be made in accordance with the Company’s accepted procedures and in a maximum amount of NIS 24,000 per year plus VAT and indexed to the CPI.

Kfir Molakandove Employment Agreement

On September 1, 2024, Kadimastem entered into an employment agreement with Mr. Molakandov, to serve as the VP of Research and Development. Kadimastem agreed to pay Mr. Molakandov a monthly salary of 35,000 NIS for his services. The employment agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Molakandov that cannot be cured. The agreement contains standard confidentiality terms.

Ariel Revel Employment Agreement

On May 1, 2024, Kadimastem entered into an employment agreement with Mr. Ariel Revel M.D., for serving as the Director of Medical Affairs of Kadimastem, pursuant to which we agreed to pay Dr. Revel a monthly salary of 10,000 NIS for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Revel that cannot be cured. The agreement contains standard confidentiality terms.

Uri Ben Or Consulting Agreement

On May 1, 2024, Kadimastem entered into a consulting agreement with Mr. Uri Ben Or, for chief financial officer services, pursuant to which Kadimastem agreed to pay Mr. Ben Ur a monthly salary of 15,000 NIS for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Ben Or that cannot be cured. The agreement contains standard confidentiality terms.

Related Party Policy

NLS has not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Pursuant to Swiss law, NLS adopted a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. NLS’s code of business conduct and ethics is applicable to all its directors, executive officers and employees. NLS has published its code of business conduct and ethics on its website, www.nlspharma.com. If NLS makes any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code, NLS will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16.B. of Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended. The following information and all other information contained in these Unaudited Pro Forma Condensed Combined Financial Statements reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024 that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

The following unaudited pro forma condensed combined financial statements combines the historical financial information of Kadimastem and the financial statements of NLS giving effect to NLS’s acquisition of Kadimastem as if the acquisition had been consummated at January 1, 2023. On November 4, 2024, NLS, Merger Sub and Kadimastem entered into the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into Kadimastem, with Kadimastem as the surviving company, and (ii) at the Effective Time of the Merger, each issued and outstanding Kadimastem Ordinary Share, will be exchanged for and automatically converted into the right to receive from the NLS that certain number of fully paid and nonassessable NLS Common Shares as calculated in accordance with the Exchange Ratio. It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 85% of the issued and outstanding NLS Common Shares, subject to certain adjustments as of the Closing of the Merger, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financings from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders. For accounting purposes, Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 80% of the voting interests of the combined company immediately following the Closing; (ii) directors appointed by Kadimastem will constitute the majority of the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the majority of the management of the combined company. The Merger is anticipated to be accounted for using the acquisition method (as a reverse acquisition triangular merger), with goodwill and other identifiable intangible assets recorded in accordance with U.S. GAAP, as applicable.

Because Kadimastem will be treated as the accounting acquirer, Kadimastem’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of Kadimastem. NLS Pharmaceuticals’ assets and liabilities will be measured and recognized at their fair values as of the transaction date, and with the assets and liabilities of Kadimastem along with the results of operations of Kadimastem and NLS Pharmaceuticals after the consummation of the Merger. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date.

The unaudited pro forma combined balance sheet as of June 30, 2024 assumes that the Merger took place on June 30, 2024, and combines the historical balance sheets of Kadimastem and NLS. The unaudited pro forma combined statement of operations for the six months ended June 30, 2024 and twelve months ended December 31, 2023, assumes the merger took place on January 1, 2023 and combines the historical statement of operations. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Kadimastem and NLS historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Kadimastem’s historical audited financial statements for the twelve months ended December 31, 2023 and 2022 are included in this filing along with six months ended June 30, 2024 unaudited historical financial statements. NLS’s historical audited consolidated financial statements for the years ended December 31, 2023 and 2022 are included in its Annual Report on Form 20-F as filed with the SEC on May 15, 2024, and its historical unaudited condensed consolidated financial statements for the six months ended June 30, 2024 are included in its Report on Form 6-K as filed with the SEC on October 18, 2024. The historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, including material subsequent events that will occur either prior to or in connection with the closing of the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Kadimastem and NLS been a combined company during the specified period.

The unaudited pro forma adjustments represent NLS’s best estimates and are based upon available information and upon certain assumptions that the NLS believes are reasonable, as described in the accompanying notes. In summary, the unaudited pro forma condensed combined financial statements include: (1) adjustments to record cash from capital investments, (2) the elimination of fixed assets from NLS’s balance sheet, (3) the conversion of certain of Kadimastem and NLS’s accounts payable, trade payables, and loans from related parties into NLS Common Shares, (4) exercise of warrants increasing cash balance, (5) adjustments eliminating deferred revenue due to termination of a licensing agreement and (6) as part of the reverse triangular merger, an adjustment to eliminate the deficit accumulated since inception for NLS, as going forward the operations of Kadimastem will be the surviving operating entity.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Unaudited Pro Forma Condensed Combined Balance Sheets

	June 30, 2024		Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem		Pro Forma Combined
	Kadimastem, Ltd.	NLS Pharmaceuticals, Inc.
Current assets:
Cash and cash equivalents	$548,284	$552,758	$3,200,000	(A)	$2,473,854	(G)	$6,774,896
Pledged cash	130,088	—	—		—		130,088
Prepaid expenses and deposits	492,950	639,710	—		—		1,132,660
Total current assets	1,171,322	1,192,468	3,200,000		2,473,854		8,037,644

Non Current assets:
Right of use asset	79,808	—	—		—		79,808
Property and equipment	178,505	990	(990)	(B)	—		178,505
Total non-current assets	258,313	990	(990)		—		258,313

Total Assets	$1,429,636	$1,193,458	$3,199,010		$2,473,854		$8,295,957

Current liabilities:
Accounts payable	164,139	4,584,284	(4,175,000)	(C)	—		573,424
Trade payables	321,628	1,420,229	(1,741,857)	(D) (F)	—		(0)
Loans from related parties	755,786	1,512,319	(1,512,319)	(D)	(755,786)	(H)	(0)
Loan from bank/Note payable short-term	316,574	201,285	—		—		517,859
Current maturities of lease liabilities	144,453	—	—		—		144,453
Convertible loan	742,751	—	—		(742,751)	(I)	—
Conversion component of convertible loan and warrants	1,144,985	—	—		(1,144,985)	(I)	—
Total current liabilities	3,590,317	7,718,117	(7,429,176)		(2,643,522)		1,235,735

Non Current liabilities:
Accrued pension liability	5,853	243,630	—		—		249,483
Deferred revenue	—	2,499,969	(2,499,969)	(E)	—		—
Total non-current liabilities	5,853	2,743,599	(2,499,969)		—		249,483

Total Liabilities	3,596,169	10,461,716	(9,929,145)		(2,643,522)		1,485,218

Commitments and Contingencies

Shareholders’ (deficit) equity:
Share Capital, no par value, 4,193,689 shares issued and outstanding at June 30, 2024	1,238,425	—	—		(1,238,425)	(N)	(0)
Share premium	62,286,200	—	—		(62,286,200)	(N)	(0)
Common shares, CHF 0.80 ($0.80) par value, 985,723 and 810,723 registered shares issued and outstanding at June 30, 2024 and December 31, 2023	—	808,555	(261,884)	(A) (D)(M) (N)(O)	—		546,671
Preferred Capital	—	—	72	(C) (M)	—		72
Additional paid-in-capital	5,831,836	62,328,298	10,168,217	(A) (C)(D) (M)	(67,291,942)	(G) (H) (I) (J) (N)	11,036,409
Accumulated deficit	(70,581,692)	(72,409,318)	3,221,750	(B) (E)(F) (K)(L)	135,933,943	(J)	(3,835,317)
Foreign currency translation/Accumulated other comprehensive loss	(941,302)	4,207	—		—		(937,095)

Total shareholders’ (deficit) equity	(2,166,533)	(9,268,258)	13,128,155		5,117,376		6,810,739

Total Liabilities and Shareholders’ (Deficit) Equity	$1,429,636	$1,193,458	$3,199,010		$2,473,854		$8,295,957

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss

	For the Six Months Ended June 30, 2024		Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem	Pro Forma Combined
	Kadimastem, Ltd.	NLS Pharmaceuticals, Ltd.
Operations

Operating Expenses:
Research and development expenses, net	$410,395	$271,350	$—		$—	$681,745
General and administrative expenses	376,286	1,782,141	(555,244)	(B) (F)(K)	—	1,603,183
Total operating expenses	786,681	2,053,492	555,244		—	2,284,929

Loss from Operations	(786,681)	(2,053,492)	555,244		—	(2,284,929)

Other income (expense):
Other income (expense), net	—	104,643	—		—	104,643
Financing/Interest expenses	(485,111)	(11,012)	11,012	(L)	—	(485,111)
Interest expense on related party loans	—	(75,973)	75,973	(L)	—	—
Total other income (expense)	(485,111)	17,658	86,985		—	(380,468)

Loss before taxes on income	(1,271,792)	(2,035,834)	642,229		—	(2,665,397)
Tax benefit	35,463	—	—		—	35,463
Total Loss	$(1,236,329)	$(2,035,834)	$642,229		—	$(2,629,934)

Other comprehensive income (loss) net of tax effect:
Defined pension plan adjustments	—	40,850	—		—	40,850
Effect of exchange rate changes	61,000	121,428	—		—	182,428
Total comprehensive profit	61,000	162,278	—		—	223,278

Total comprehensive loss	$(1,175,329)	$(1,873,556)	$642,229		$—	$(2,406,656)

Basic and diluted loss per share (in USD)	$(0.03)	$(1.94)	—		—	$(0.11)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	1,048,632	20,078,243		(1,048,632)	24,271,932

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss

	For the Twelve Months Ended December 31, 2023
	Kadimastem, Ltd.	NLS Pharmaceuticals, Ltd.	Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem	Pro Forma Combined
Operations

Operating Expenses:
Research and development expenses, net	$1,607,969	$5,908,288	$—		$—	$7,516,257
General and administrative expenses	1,302,799	5,898,775	139,481	(K)	—	7,341,055
Marketing expenses	81,306	—	—		—	81,306
Total operating expenses	2,992,075	11,807,063	139,481		—	14,938,619
Loss from Operations	(2,992,075)	(11,807,063)	(139,481)		—	(14,938,619)

Other income (expense):
Other income (expense), net	—	(219,812)			—	(219,812)
Financing/Interest expenses	(316,824)	(119,920)	119,920	(L)	—	(316,824)
Interest expense on related party loans	—	(25,234)	25,234	(L)	—	—
	(316,824)	(364,966)	145,154		—	(536,636)
Loss before taxes on income	(3,308,899)	(12,172,029)	5,673		—	(15,475,255)
Tax benefit	54,475	—	—		—	54,475
Total Loss	$(3,254,424)	$(12,172,029)	$5,673		—	$(15,420,780)

Other comprehensive income (loss) net of tax effect:
Defined pension plan adjustments	(10,570)	(107,280)	—		—	(117,850)
Effect of exchange rate changes	(97,961)	—	—		—	(97,961)
Total comprehensive profit	(108,531)	(107,280)	—		—	(215,811)

Total comprehensive loss	$(3,362,955)	$(12,279,309)	$5,673		$—	$(15,636,591)

Basic and diluted loss per share (in USD)	$(0.08)	$(0.32)	—		—	$(0.69)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	954,401 *	20,078,243		(954,401)	22,363,131

____________

*        This gives effect to the reverse stock split of 1-for-40 as of September 27, 2024.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.
Notes to accompanying Financial Statements

2.      Description of the Proposed Transaction and Basis of Presentation

NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (“NLS”), a biopharmaceutical company, and Kadimastem Ltd. (TASE: KDST.TA”) (“Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced on November 4, 2024 that they have entered into a definitive merger agreement (the “Merger Agreement”) to combine the two companies to focus on advancing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). Following the closing of the transactions contemplated by the Merger Agreement (the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue NLS Common Shares to Kadimastem’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to Kadimastem shareholders and 15% to NLS shareholders, in exchange for 100% of Kadimastem’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent financings from October 2024 and December 2024 (for more information please see “NLS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities”), the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem shareholders and 20% to NLS shareholders. The boards of directors of Kadimastem and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’s and Kadimastem’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

The most recent financial information available for NLS for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The most recent financial information available for Kadimastem Ltd. for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

The unaudited pro forma condensed combined financial statements were prepared in accordance with regulations of the Securities and Exchange Commission and with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. The pro forma financials are intended to show how the Merger might affect the historical financial statements if the transaction had been completed on January 1, 2023 for the purposes of the balance sheet ended June 30, 2024 and for the purposes of the statement of operations for the six months ended June 30, 2024 and twelve months ended December 31, 2023, assumes the merger took place also on January 1, 2023 and combines the historical statement of operations. The pro forma adjustments reflecting the completion of the transactions are based upon the accounting rules for reverse acquisitions and reverse recapitalizations.

Based on the terms of the Merger Agreement, Kadimastem is deemed to be the accounting acquirer because the former Kadimastem shareholders, board of directors and management will have voting control and operating control of the combined company. The Merger will be accounted for as a capital transaction accompanied by a recapitalization with no goodwill or other intangibles recorded.

3.      Pro Forma Adjustments

The Company is providing the unaudited pro forma condensed combined information for illustrative purposes only and such pro forma information does not represent the consolidated results or financial position of the Company had its acquisition of Kadimastem been completed as of the dates indicated. The companies may have performed differently had they been combined during the periods presented. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the acquisition. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined during the periods presented. Further, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 and statement of operations for the six months ended June 30, 2024 and twelve months ended as of December 31, 2023 are as follows:

(A)    To record cash for purposes of investment from accredited investors for aggregate gross proceeds of $3,200,000;

(B)    Adjustment of $990 to record disposal of fixed assets at closing;

(C)    Adjustment to record 806,452 Common Shares issued upon the conversion of certain of the Company’s preferred shares through debt purchase agreement of $4,000,000;

(D)    Adjustment due to the conversion of related party debt holders in the amount of $2,788,650 into 493,986 common shares;

(E)    Adjustment of $2,499,969 related to removal of deferred revenue due to termination of EF License Agreement on August 28, 2024, effective as of September 30, 2024;

(F)    Adjustment for reduction in estimated bonus accruals and payables not to be paid in the amount of $640,526;

(G)    Adjustment for $2,473,854 related to conversion of convertible loan and warrants at closing;

(H)    Adjustment for $755,786 related to conversion of loan from related parties at closing;

(I)     Adjustment for $2,184,786 related to cash received as a result of exercise of warrants related to the convertible loan at closing;

(J)     Elimination of accumulated deficit of NLS Pharmaceutical at closing;

(K)    Adjustment to accelerate share based compensation expense for options at closing based on IFRS accounting;

(L)    Adjustment to remove interest expense related to loans converted at closing;

(M)   Adjustment to modify the par value of NLS from $0.80 CHF to $.03 CHF as part of the restructuring plan under the merger agreement at closing;

(N)    Adjustment to record elimination of share premium and ordinary shares of Kadimastem at closing;

(O)    Adjustment to record issuance of new shares to Kadimastem upon closing of the merger.

4.      Earnings Per Share and Common Share Reconciliation

The proforma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the outstanding NLS Common Shares and NLS Common Shares underlying Preferred Shares pursuant to which Kadimastem agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such Kadimastem Ordinary Share.

An analysis of the number of outstanding NLS Common Shares post-Merger is as follows:

Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstandings Preferred Shares*	3,365,956
NLS Common Shares issued to Kadimastem shareholders	20,078,243
Less Kadimastem Ordinary Shares exchanged for NLS Common Shares	23,444,199
NLS Common Shares underlying warrants and options	1,653,605
Total NLS Common Shares outstanding as of Closing – Diluted	25,097,804

____________

*        Represents NLS’s outstanding shares as of December 20, 2024.

5.      Reverse Stock Split

The Company also filed a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 18, 2024. The reverse split became effective in Switzerland on September 18, 2024. The reverse stock split was at a ratio of 1-for-40.

6.      Estimated Purchase Price Consideration

On November 4, 2024, NLS entered into the Merger Agreement, by and among NLS, Merger Sub and Kadimastem, pursuant to which Kadimastem agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable NLS Common Shares, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such Kadimastem Ordinary Share.

The following is a summary of the components of the estimated consideration in equity if the acquisition of Kadimastem had occurred on June 30, 2024:

Estimated outstanding NLS Common Shares and NLS Common Shares underlying outstandings Preferred Shares, options and warrants*	5,019,561
Exchange ratio	2.8
Total NLS Common Shares issued to Kadimastem shareholders	20,078,243

____________

*        Represents NLS’s outstanding shares as of December 20, 2024.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of NLS before the Merger

The following tables sets forth information regarding the beneficial ownership of NLS Common Shares as of December 20, 2024 by:

•        each person known by NLS to be the beneficial owner of 5% or more of NLS’s outstanding Common Shares before the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, NLS believes that all persons named in the table will have, immediately before the consummation of the Merger, sole voting and investment power with respect to all NLS’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 5,019,561 NLS Common Shares issued and outstanding as of December 20, 2024.

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Ronald Hafner(2)	894,306	17.8
Alexander C. Zwyer(3)	112,987	2.3
Nicole Fernandez – McGovern	—	—
Olivier Samuel	—	—
Gian-Marco Rinaldi	12,399	*
Audrey Greenberg	3,005	*
Anthony Walsh	—	—
Florence Allouche Aknin	3,005	*
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl(4)	415,826	8.3
Alpha Capital Anstalt(5)(6)	346,150	9.99
Revel Family(7)	378,024	7.5

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days of December 20, 2024, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Consists of an aggregate of 447,153 warrants and options exercisable for 447,153 Common Shares within 60 days of December 20, 2024.

(3)      Consists of an aggregate of 1,350 options exercisable for 1,350 Common Shares within 60 days of December 20, 2024.

(4)      Consists of (i) 207,913 Common Shares and (ii) 207,913 warrants exercisable for 207,913 Common Shares within 60 days of December 20, 2024.

(5)      Consists of (i) 138,237 Common Shares and (ii) 207,913 warrants exercisable for 207,913 Common Shares within 60 days of December 20, 2024.

(6)      Does not include 606,000 Preferred Shares convertible into 606,000 Common Shares as these are subject to a 9.99% blocker.

(7)      Consists of (i) 189,012 Common Shares and (ii) 189,012 warrants exercisable for 189,012 Common Shares within 60 days of December 20, 2024.

Security Ownership of Certain Beneficial Owners and Management of Kadimastem before the Merger

The following tables sets forth information regarding the beneficial ownership of Kadimastem Ordinary Shares as of December 20, 2024 by:

•        each person known by Kadimastem to be the beneficial owner of 5% or more of Kadimastem’s outstanding Ordinary Shares before the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, Kadimastem believes that all persons named in the table will have, immediately before the consummation of the Merger, sole voting and investment power with respect to all Kadimastem’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 7,064,546 Kadimastem Ordinary Shares issued and outstanding on a fully diluted basis as of December 20, 2024 (including an outstanding Kadimastem convertible loan that will be converted prior to the closing of the Merger).

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Prof. Michel Revel, MD, PhD and Claire Revel	1,371,052	19.4
Ronen Twito	281,837	4.0
Oliver Samuel	2,700	*
Eran Iohan	—	—
Loira Oren	—	—
Tammy Galili	—	—
Kfir Molakandov	240	*
Ariel Revel	—	—
Uri Ben Or	—	—
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl	1,325,870	18.8
Clover Wolf Capital Limited Partnership	493,844	7.0
Alpha Capital Anstalt	705,748	9.99

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary Shares subject to options or warrants currently exercisable, or exercisable within 60 days of December 20, 2024, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

Security Ownership of Certain Beneficial Owners and Management of NLS after the Merger

The following tables sets forth information regarding the beneficial ownership of NLS Common Shares as of December 20, 2024 by:

•        each person known by NLS to be the beneficial owner of more than 5% or more of NLS’s outstanding Common Shares after the consummation of the Merger;

•        each of its executive officers and directors;

•        all of its executive officers and directors as a group.

Unless otherwise indicated, NLS believes that all persons named in the table will have, immediately after the consummation of the Merger, sole voting and investment power with respect to all NLS’s securities beneficially owned by them.

Subject to the paragraph above, percentage ownership of issued shares is based on 25,394,492 NLS Common Shares to be issued and outstanding as of December 20, 2024.

Name and Address of Beneficial Owner	NLS Common Shares		Voting Power (%)
	Number(1)%
Executive Officers and Directors
Michael Revel	4,085,698	17.46
Ronen Twito	801,013	3.42
Alexander C. Zwyer	—	—
Olivier Samuel	—	—
Eran Iohan	—	—
Loira Oren	—	—
Tammy Galili	—	—
Sponsor and its affiliates as a group

5% or Greater Holders
League Jinn Sarl	3,976,186	17.00
Clover Wolf Capital Limited Partnership	1,403,561	6.00
Alpha Capital Anstalt(2)	2,337,110	9.99

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days of December 20, 2024, are counted as outstanding for computing the percentage of the individual or entity holding such options or warrants but are not counted as outstanding for computing the percentage of any other individual or entity.

(2)      Does not include 3,871,046 future preferred shares convertible into 3,871,046 Common Shares, which are subject to a 9.99% blocker.

TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Swiss, or other taxing jurisdiction. Moreover, only potential tax consequences from the perspective of the shareholders of NLS are outlined.

SWITZERLAND TAX CONSIDERATIONS

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling NLS Common Shares, NLS Preferred Shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of NLS Common Shares, NLS Preferred Shares or other securities and receiving dividends and similar cash or in-kind distributions on NLS Common Shares or Preferred Shares (including dividends on liquidation proceeds and share dividends) or distributions on NLS Common Shares or Preferred Shares based upon a capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Tax considerations linked to the Merger

This summary further includes the material Swiss tax consequences linked to the Merger for NLS shareholders as well as for NLS.

Swiss Withholding Tax

The Merger is not subject to Swiss withholding tax (Verrechnungssteuer).

Individual and Corporate Income Tax

For Swiss resident individuals holding NLS Common Shares or Preferred Shares as part of their private assets, the Merger should be tax neutral for purposes of Swiss federal, cantonal and communal income tax, given that the sum of the NLS share capital and capital contribution reserves after the Merger does not exceed the sum of the share capital and capital contribution reserves of NLS and Kadimastem prior to the Merger on a cumulative basis.

For Swiss resident individuals as well as non-Swiss resident individual taxpayers holding NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the relevant tax book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

For Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, the Merger should be tax neutral for the purposes of Swiss federal, cantonal and communal tax, provided that the tax relevant book value of the shares is maintained. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.

Non-Swiss residents who are holding NLS Common Shares and Preferred Shares and who are not resident in Switzerland for Swiss tax purposes are not subject to any Swiss federal, cantonal or communal income tax. Therefore, the Merger has no tax implications on such holders of NLS Common Shares or Preferred Shares.

Swiss Stamp Duty and Swiss Securities Transfer Tax

For stamp duty purposes (Emissionsabgabe), an exemption has been applied. In consequence, the Merger is not subject to Swiss stamp. Therefore, a tax ruling has been filed with the Swiss Federal Tax Administration. The Merger is further not subject to Swiss securities transfer tax (Umsatzabgabe).

General Swiss Tax Considerations

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss based company, subject to unlimited taxation in the Canton of Zurich. NLS is taxed at a statutory corporate income tax rate of approximately 18.9% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of NLS.

Swiss Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the NLS Common Shares or Preferred Shares (including dividends on liquidation proceeds and share dividends) that NLS makes to shareholders are subject to Swiss withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the dividend. NLS is required to withhold the Swiss withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contribution reserves (Reserven aus Kapitaleinlagen) are not subject to Swiss withholding tax.

The redemption of NLS Common Shares or Preferred Shares may under certain circumstances (in particular, if the NLS Common Shares or Preferred Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss withholding tax purposes, with the consequence that the difference between the repurchase price and the nominal value of the shares (Nennwertprinzip) plus capital contribution reserves (Reserven aus Kapitaleinlagen) is subject to Swiss withholding tax.

The Swiss withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the NLS Common Shares or Preferred Shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland receives a distribution from NLS, the shareholder may be entitled to a full or partial refund or credit of Swiss withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the NLS Common Shares or Preferred Shares as part of their private assets who receive dividends and similar distributions (including share dividends and liquidation proceeds), which are not repayments of the nominal value (Nennwertrückzahlungen) of the NLS Common Shares or Preferred Shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal share capital of NLS. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels, which could be different from the rule for Direct Federal Tax purposes.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal share capital of NLS. All cantons have introduced partial taxation measures at cantonal and communal levels, which could be different from the rule for Direct Federal Tax purposes.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland may be eligible for participation relief (Beteiligungsabzug) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the NLS Common Shares or Preferred Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of NLS or give entitlement to at least 10% of the profits and reserves of NLS, respectively.

Recipients of dividends and similar distributions on the NLS Common Shares or Preferred Shares (including share dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the NLS Common Shares or Preferred Shares.

Wealth and Annual Capital Tax on Holding of NLS Common Shares or Preferred Shares

Swiss resident individuals and non-Swiss resident individuals holding the NLS Common Shares or Preferred Shares part of a trade or business carried on in Switzerland are required to report their NLS Common Shares or Preferred Shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the NLS Common Shares or Preferred Shares.

Capital Gains on Disposal of NLS Common Shares or Preferred Shares

Swiss resident individuals who sell or otherwise dispose of the NLS common shares or preferred shares realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the NLS common shares or preferred shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable income (e.g., if the taxpayer is deemed to be a professional securities dealer) and will be in such case subject to Swiss federal, cantonal and communal individual income tax.

Capital gains realized on the sale of the NLS common shares or preferred shares held by Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the NLS common shares or preferred shares as part of a trade or business carried on in Switzerland will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the NLS common shares or preferred shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of NLS).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the NLS Common Shares or Preferred Shares sold during the tax period represent at least 10% of NLS’s share capital or if the NLS Common Shares or Preferred Shares sold give entitlement to at least 10% of NLS’s profits and reserves and were held for at least one year. The tax relief applies to the difference between the sale proceeds of NLS Common Shares or Preferred Shares by NLS and the acquisition costs of the participation (Gestehungskosten).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the NLS Common Shares or Preferred Shares as part of a trade or business carried on in Switzerland are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the NLS Common Shares or Preferred Shares.

Gift and Inheritance Tax

Transfers of NLS Common Shares or Preferred Shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes.

Swiss Stamp Duty

NLS is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal share capital of NLS (including capital surplus) or any other equity contributions received by NLS (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the NLS Common Shares or Preferred Shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a bank or other securities dealer in Switzerland or Liechtenstein as defined in the Swiss Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information, which is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. Switzerland has concluded a multilateral agreement with the EU on the AEOI in tax matters, or the AEOI Agreement. This AEOI Agreement entered into force as of January 1, 2017 and applies to all 28 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include NLS Common Shares or Preferred Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act (FATCA). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between the U.S. and Switzerland entered into force, allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on nonconsenting nonparticipating financial institutions.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The following is a summary comparison of material differences between the rights of a Kadimastem shareholder and NLS (or, after the Merger, combined company) shareholder arising from the differences between the laws of the State of Israel and of the State of Switzerland and the governing documents of the respective companies. Kadimastem is incorporated under the laws of the State of Israel. NLS is (and, after the Merger, the combined company will be) incorporated under the laws of Switzerland. If the Merger is completed, Kadimastem shareholders’ shares of Kadimastem Ordinary Shares will be cancelled and they will be entitled to receive NLS Common Shares upon consummation of the Merger (at an exchange ratio of 2.8 Kadimastem Ordinary Shares per share of NLS Common Stock), which are expected to trade (as shares of the combined company) on Nasdaq.

The following summary does not purport to be a complete statement of the rights of holders of Kadimastem Ordinary Shares under the applicable provisions of the Israeli Companies Law, Kadimastem’s corporate documents, or the rights of holders of NLS (or, after the Merger, combined company) Common Shares under the applicable provisions of the CO and NLS’s (or, after the Merger, the combined company’s) amended and restated articles of association which will be in effect upon completion of the Merger (assuming the approval of NLS shareholders at the NLS Meeting), which are referred to below as the amended articles. This summary does not furthermore purport to be a complete description of the specific provisions referred to in this summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Israel, the U.S. and Switzerland, Kadimastem’s articles of association and memorandum of association, and NLS’s (after the Merger, the combined company’s) Articles.

You are also urged to carefully read the relevant provisions of the Swiss Code of Obligations and the Israeli Companies Law for a more complete understanding of the differences between being a shareholder of Kadimastem and a shareholder of NLS. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information”.

The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements.

Summary of Material Differences Between the Rights of Kadimastem Shareholders and NL Shareholders

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Share Capital
The authorized share capital of Kadimastem consists of 15,000,000 (fifteen million) ordinary shares with no par value.

The share capital of NLS as of the date of this proxy statement/prospectus amounts to CHF to CHF 2,799,813.60 divided into 2,901,228 fully paid-in registered shares (common shares) and 598,539 fully paid-in registered shares (preferred shares), each with a nominal value of CHF 0.80 and a participation capital (non-voting capital) of CHF 811,492.00, divided into 1,014,365 fully paid-in participation certificates (preferred participation certificates), with a nominal value of CHF 0.80 each.

The share capital of NLS after the Merger shall amount to CHF          , divided into           fully paid-in registered shares (Common Shares), and 598,539 fully paid-in registered shares (Preferred Shares), each with a nominal value of at least CHF           and a participation capital (non-voting capital) of CHF           , divided into 1,014,365 fully paid-in participation certificates (Preferred Participation Certificates), with a nominal value of at least CHF           each.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

Capital band (Kapitalband)

The articles of association may authorize the Board to increase the share capital (within a period of no more than five years) and set forth the nominal amount by which the Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital).

The Board may restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, the company or any of its subsidiaries in certain instances.

If the period to increase NLS’s share capital within the capital band lapses without having been used by the Board, the authorization to restrict or exclude the pre-emptive rights lapses simultaneously with such capital.

Conditional Share Capital

The articles of association may authorize the Board to increase the share capital and set forth the nominal amount by which the Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital) in connection with granting option rights to new shareholders or to employees and advisors of the company.

The Board may restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the conditional share capital.

Issuance of Shares

Kadimastem’s articles of association enable Kadimastem to increase or reduce Kadimastem share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by Kadimastem shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of Kadimastem board of directors and court approval.

All creation of shares requires a shareholders’ resolution documented by way of a public deed. The creation of a capital band (Kapitalband) or any conditional share capital requires a Supermajority Vote. The Board may issue shares out of the capital band during a period of up to five years. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the Board may grant in relation to, e.g., debt instruments or to employees.

Variation of Class Rights
Following shareholder vote and Board approval, Kadimastem may create different classes of shares with varying rights.

The shareholders’ meeting of a Swiss company may resolve that preferred shares be issued or that existing shares be converted into preferred shares with a resolution passed by a Simple Majority Vote. Where a company has issued preferred shares, further preferred shares conferring preferential rights over the existing preferred shares may be issued only with the consent of both, a special meeting of the adversely affected holders of the existing preferred shares and of a shareholders’ meeting, unless otherwise provided in the articles of association.

Shares that are granted more voting power are not regarded as a special class for these purposes.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Cumulative Voting
Ordinary shares do not have cumulative voting rights for the election of directors.

Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the Board, (ii) the chairperson of the Board, (iii) the members of the compensation committee, and (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual shareholders’ meeting), as well as the vote on the aggregate amount of compensation of the members of the Board, of the executive committee and of the members of any advisory board, is mandatory for listed companies. Re-election is permitted

Treasury Shares
Kadimastem may repurchase its ordinary shares on the open market. Kadimastem may repurchase and holds the shares as treasury shares and presents their cost as a reduction of shareholders’ equity.

Swiss law limits the right of a company to purchase and hold its own shares. The company and its subsidiaries may purchase its own shares only if and to the extent that: (i) the company has freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by it does not exceed 10% of its share capital (or up to 20% under certain specific circumstances). Furthermore, according to Swiss accounting rules, the company needs to reflect the amount of the purchase price of the acquired shares as a negative position through the creation of a special reserve on its balance sheet.

Shares held by the company or its subsidiaries do not carry any voting rights at shareholders’ meetings, but are entitled to the economic benefits, including dividends, pre-emptive rights (Bezugsrechte) in the case of share capital increases and advance subscription rights (Vorwegzeichnungsrechte) in the case of issuance of debt instruments with option rights applicable to the shares generally.

Pre-Emptive Rights
None.

Swiss law provides that any share issue, whether for cash or non-cash consideration, is subject to the prior approval at a shareholders’ meeting. Shareholders are granted certain pre-emptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for conversion rights, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount of shares held.

Annual Shareholders’ Meetings

Under Israeli law, Kadimastem is required to hold an annual general meeting of our shareholders once every calendar year and in any event no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Kadimastem’s board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and Kadimastem’s articles of

The annual shareholders’ meeting must be held annually within six months after the close of the fiscal year.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

association provide that Kadimastem’s board of directors is required to convene a special meeting upon the written request of (i) any two of Kadimastem’s directors or one quarter of the directors then in office; or (ii) one or more shareholders holding, in the aggregate either (a) 5% of our issued share capital and 1% of Kadimastem’s outstanding voting power, or (b) 5% of Kadimastem’s outstanding voting power

Extraordinary General Meetings

Kadimastem’s board of directors may convene a general meeting of shareholders at its discretion and upon the request of any of the following: (a) Two directors; (b) A quarter of the serving directors; (c) One or more shareholders holding at least 5% of the issued share capital and 1% of the voting rights in Kadimastem; (d) One or more shareholders holding at least 5% of the voting rights in Kadimastem.

Extraordinary shareholders’ meetings shall be called by resolution of the Board or the shareholders’ meeting or upon request of the auditors or liquidator as well as in the cases provided by law.
Advance Notice Requirements for Shareholder Nominations and Other Proposals

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights in the general meeting may request the Board of Directors to include an item on the agenda of the general meeting (provided the issue is suitable for discussion at the meeting), including the nomination of candidates for Kadimastem’s board of directors. Such a request must be submitted within 7 days of the publication of the notice convening the general meeting or, if the notice was published 21 days before the meeting date, within 14 days from the publication of the notice. Each proposal must include the required information as stipulated by the Companies Law and Kadimastem’s Articles of Association.

One or more shareholders of a Swiss company that represent at least 5% of the share capital or votes may request to convene a shareholders’ meeting.

A resolution on a matter which is not on the agenda may not be passed at a shareholders’ meeting, except for motions to convene an extraordinary shareholders’ meeting or to initiate a special investigation or to elect the external auditor, on which the shareholders’ meeting may vote at any time.

Shareholders representing at least 0.5% of the share capital or votes may request items to be put on the agenda.

Convocation requests and requests for inclusion of agenda items need to be submitted to the Board at least 30 calendar days in advance of the shareholders’ meeting in written form, indicating the agenda items and proposals.

Notice and Record Date of General Meetings

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting.

Under Swiss law, notice convening the shareholders’ meeting must be given no later than 20 days before the date for which it is scheduled in the form prescribed by the articles of association.

NLS’s articles of association provide that not later than 20 days prior to the ordinary shareholders’ meeting, the annual report and the auditors’ report shall be made available for inspection.

Quorum and Actions

According to Kadimastems’s Articles of Association, a legal quorum is formed when at least two shareholders, either in person or by proxy, are present, as long as the shares they hold or represent, amount to at least 25% of the total voting rights.

Swiss law and the articles of association of NLS do not provide for a quorum requirement.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

If no quorum is present within half an hour of the scheduled meeting time, the meeting will be adjourned for one week, to the same day, time, and place, without further notice of the adjourned meeting, or to another date, time, and place determined by the Board of Directors in the notice of the general meeting. If no quorum is present at the adjourned meeting within half an hour of the scheduled time, the meeting will be held regardless of the number of participants. In the adjourned meeting, only matters included in the agenda of the original meeting may be discussed.

If the meeting was convened at the request of shareholders as stipulated by the Companies Law, the adjourned meeting will only take place if: (1) One or more shareholders holding at least 5% of the issued share capital and at least 1% of the voting rights in the company are present; or (2) One or more shareholders holding at least 5% of the voting rights in the company are present.

Shareholder Action Without Meeting
Under the Companies Law, shareholders of a public company are not permitted to take action by written resolution in lieu of a meeting.	Pursuant to Swiss law, the shareholders of the Company may act by written consent, unless a shareholder requests oral deliberation (Universalversammlung).
Voting Rights

Each share entitles its holder to one vote in the shareholders’ meeting, irrespective of the nominal value of such share.

All resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law.

Each share entitles its holder to one vote in the shareholders’ meeting, irrespective of the nominal value of such share.

Pursuant to Swiss law, the Company’s shareholders’ meeting generally approves resolutions by an absolute majority of the shares represented at the shareholders’ meeting. In certain instances, however, Swiss law or the articles of association require the shareholders’ meeting to approve a resolution by at least two-thirds of the voting rights represented at the shareholders’ meeting and an absolute majority of the nominal value of shares represented at such meeting.

Amendments to Governing Documents

Subject to the provisions of the Companies Law, Kadimastem may amend its Articles of Association by a resolution passed at the general meeting by a simple majority, unless the Articles explicitly require a different majority for amending a specific clause. A resolution passed at the general meeting with the required majority (as stated in this clause or as required for amending a specific clause) that modifies provisions of the Articles or a specific clause will be considered an amendment of the Articles or the relevant clause, even if this is not explicitly stated in the resolution.

By way of public deed, the articles of association of a Swiss company may be amended with a resolution passed by a Simple Majority Vote, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the company and the introduction of capital band and conditional share capital, that require a Supermajority Vote (for a complete list of matters requiring such majority, please see section entitled “Voting and Quorum Requirements”). The articles of association may increase the voting thresholds.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Informational Shareholder Rights

At shareholder meetings, any shareholder is entitled to information from the Board on the affairs of the company and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to the company’s business secrets or other interests warranting protection.

At shareholder meetings, any shareholder is entitled to information from the Board on the affairs of the company and from the external auditors on the methods and results of their audit, to the extent this is required for the exercise of shareholder rights and subject to the company’s business secrets or other interests warranting protection.

According to Swiss law, shareholders representing at least 5% of the share capital or votes have the right to inspect a company’s books. The Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Dividends

Under Israeli law, the Board may declare dividends upon the determination there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due.

Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to the then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution.

Dividend payments are subject to the approval of the shareholders’ meeting. The Board may propose to shareholders that a dividend or interim dividend shall be paid but cannot itself authorize the distribution.

Payments out of a company’s share capital (in other words, the aggregate nominal value of the company’s registered share capital) in the form of dividends are not allowed and may be made by way of a capital reduction only.

Dividends may be paid only from the profits brought forward from the previous business years or if the company has distributable reserves, each as will be presented on the company’s audited annual stand-alone balance sheet pursuant to Swiss law. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted and the company’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the company’s articles of association.

Redemption Rights
Israeli law does not provide for redemption rights of shareholders.	Swiss law does not provide for redemption rights of shareholders.
Number of Directors

According to Kadimastem’s Articles of Association, the number of directors shall be no fewer than three and no more than six, including external directors, unless otherwise decided by a simple majority at the general meeting. Kadimastem must have at least two external directors, and their eligibility, selection process, terms of service, duration of service, and termination are governed by the provisions of the Israeli Companies Law.

Pursuant to Swiss law, the Board must consist of at least one director. According to the articles of association of NLS, the Board shall be composed of at least three members.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Nomination and Election of Directors

At each annual general meeting, the term of all serving directors expires, and new directors are elected by a simple majority. If no directors are appointed at the annual meeting, the directors elected at the previous annual meeting will continue to serve. Directors whose terms have ended may be re-elected for additional terms. This provision does not apply to external directors.

Under the Israeli Companies Law, the board of a public company must include at least two external directors. External directors are elected by a majority of shareholders present and voting at the meeting, provided that either: (a) The majority includes a majority of votes from shareholders who are not controlling shareholders or have no personal interest in approving the appointment, excluding a personal interest unrelated to connections with the controlling shareholder, and abstentions are not counted; or (b)

The total number of opposing votes among the shareholders mentioned in (a) does not exceed 2% of the total voting rights in the company.

Under Swiss law, directors may only be elected at a shareholders’ meeting. In the case of NLS, directors are elected by a Simple Majority Vote.

The shareholders’ meeting elects annually (i.e., until the following shareholders’ meeting), by a plurality of votes, the members of the Board, its chairman and the members of the compensation committee individually for one year (i.e. until the completion of the following annual shareholders’ meeting). Re-election is possible.

Swiss law does not permit classified or staggered boards.

Vacation and Removal of Directors

According to Kadimastem’s Articles of Association, the general meeting may, at any time and by a simple majority resolution in a special meeting, remove any director, except for an external director, before the end of their term of office, provided the director is given a reasonable opportunity to present their position before the general meeting. Additionally, directors, other than external directors, may be removed from office upon the occurrence of any of the events specified in the Israeli Companies Law. The removal of external directors is subject to the relevant provisions included in the Companies Law.

A Swiss company may remove, with or without cause, any director at any time with a resolution passed by a Simple Majority Vote where a proposal for such removal was properly set on the agenda. The articles of association may provide for a Supermajority Vote.

Any shareholder may propose for election as a director a person who is not an existing director or has not been proposed by the Board. Shareholders have the right to have their proposal included in the notice of the shareholders’ meeting if their combined shareholdings represent at least 0.5% of the share capital or votes and if such request has been received by the company at least 30 days before the shareholders’ meeting.

Filling of Board Vacancies

Pursuant to Kadimastem’s Articles of Association, the Board of Directors may, from time to time, appoint one or more additional directors, to fill a vacancy caused by the departure of a director for any reason, provided that the total number of directors does not exceed six. Directors appointed in this manner shall serve until the end of the first annual general meeting held after their appointment and may be reappointed as outlined above.

Pursuant to Swiss law, vacancies on the Board of will be filled at a shareholders’ meeting by a Simple Majority. If a director is elected by an extraordinary shareholders’ meeting, their term of office ends at completion of the subsequent annual shareholders’ meeting.

Under NLS’s articles of association, if the office of its chairperson is vacant, the Board will appoint a new chairperson from among its members for the remaining term of office.

Remuneration of Directors
Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy.

Pursuant to Swiss law, applicable to Swiss companies traded on exchanges, such as Nasdaq, the shareholders’ meeting has the non-transferable right, amongst others, to vote separately (in a binding vote) on the aggregate compensation due to the Board, executive management and, to the extent applicable, advisory boards.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Quorum and Actions the Board

According to Kadimastem’s Articles of Association, a legal quorum is formed when at least two shareholders, either in person or by proxy, are present, as long as the shares they hold or represent, amount to at least 25% of the total voting rights.

If no quorum is present within half an hour of the scheduled meeting time, the meeting will be adjourned for one week, to the same day, time, and place, without further notice of the adjourned meeting, or to another date, time, and place determined by the Board of Directors in the notice of the general meeting. If no quorum is present at the adjourned meeting within half an hour of the scheduled time, the meeting will be held regardless of the number of participants. In the adjourned meeting, only matters included in the agenda of the original meeting may be discussed.

If the meeting was convened at the request of shareholders as stipulated by the Companies Law, the adjourned meeting will only take place if: (1) One or more shareholders holding at least 5% of the issued share capital and at least 1% of the voting rights in the company are present; or (2) One or more shareholders holding at least 5% of the voting rights in the company are present.

Subject to a different approval quorum provided for in the articles of association, the Board shall take its resolutions with the majority of the votes cast.

The chairman casts the tie-breaking vote at meetings of the Board according to NLS’s articles of association.

Special Meetings of the Board

Kadimastem’s board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that Kadimastem’s board of directors is required to convene a special general meeting upon the written request of any two of our directors or one-quarter of the members of our board of directors.

Each member of the Board may, by specifying the reasons, request its chairperson to call an immediate meeting.
Director Action by Written Consent
Board resolutions are permitted by unanimous written consent.

The Board shall pass its resolutions in meetings or, provided that the proposal has been submitted to all members of the Board and no member has requested oral deliberation, in a meeting, in telephone or video conferences or by circular resolution. A circular resolution requires the consent of the majority of all members of the Board.

Indemnification of Directors and Officers

As permitted by the Israeli Companies Law, Kadimastem’s Articles of Association provide that Kadimastem may agree, in advance or retroactively, to indemnify any officeholder for liabilities or expenses incurred in their role as an officeholder.

Additionally, Kadimastem may purchase insurance to cover the liability of any officeholder resulting from the following: (a) Breach of the duty of care towards Kadimastem or any other person; (b) Breach of fiduciary duty towards Kadimastem, provided the officeholder acted in good faith and had reasonable grounds to believe

Pursuant to Swiss Law and NLS’s articles of association, the shareholders’ meeting has the authority to grant discharge to the members of the Board from liability. The effect of the resolution of release (discharge) by the shareholders’ meeting is effective only for disclosed facts and only against the company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses six months after the resolution of release.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

the action would not harm Kadimastem’s interests; (c) Financial obligations imposed on the officeholder in favor of another person concerning actions performed in their role as an officeholder; (d) Expenses, including reasonable litigation costs and attorneys’ fees, incurred in connection with administrative enforcement proceedings; (e) Payment to a victim of a violation as stipulated under the Securities Law.

The Companies Law specifies that these indemnification and insurance provisions do not apply in cases of: (a) Breach of fiduciary duty towards Kadimastem unless the officeholder acted in good faith and had reasonable grounds to believe their action would not harm Kadimastem’s interests; (b) Breach of the duty of care performed intentionally or recklessly, excluding cases of negligence; (c) Acts performed with the intent to derive unlawful personal gain; (d) Fines, civil penalties, monetary sanctions, or ransom payments imposed on the officeholder.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

Under Swiss law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the company (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the company rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the company.

Shareholder Rights Plans
Pursuant to Israeli law, the Board is permitted to adopt shareholder rights plans.	Pursuant to Swiss law, the Board is not permitted to adopt shareholder rights plans.
Duties of Director

An director’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable director holder in the same position would have acted under the same circumstances. The duty of loyalty requires that a director holder act in good faith and in the best interests of the company.

A director of a Swiss company has a fiduciary duty to the company only. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the company take precedence over any interest possessed by a director or officer.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Pursuant to Swiss law, members of the Board and executive management are personally liable to the company, to each shareholder and, in some circumstances, to the company’s creditors for damages caused by intentional or negligent violation of their duties.

The burden of proof for a violation of these duties lies with the company or with the shareholder bringing a suit against the director.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders
Conflicts of Interests/Related Party Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

Swiss law does not provide for a general provision regarding conflicts of interest. A board of directors’ duty of loyalty and care is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Directors and executive management are personally liable to the company for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder or director acted in bad faith.

Derivative Shareholder Suits
Class actions and derivative actions as such are available under Israeli law

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the company. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

They will generally bear the burden of proof, with no pre-trial discovery or similar procedures being available.

In addition, under Swiss law, any claims by shareholders against the company must be brought exclusively in the competent courts at the registered office of the company in Switzerland.

Anti-Takeover Provisions

The Companies Law allows us to create and issue shares having rights different from those attached to Kadimastem’s ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights.

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Since the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Rights of Kadimastem shareholders	Rights of NLS Pharmaceutics shareholders

Even though U.S. federal securities law will require investors to disclose their interest in NLS Pharmaceutics if they reach, exceed or fall below certain ownership thresholds, the U.S. takeover regime in relation to mandatory offers does not apply either because NLS Pharmaceutics is incorporated in Switzerland. Accordingly, NLS Pharmaceutics’ ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited.

Dissolution/Liquidation

Under the Companies Law, a dissolution and winding up of an Israeli company requires the approval of the shareholders. In the event of Kadimastem’s liquidation, holders of Kadimastem’s ordinary shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

A dissolution and winding up of a Swiss company requires the approval by a Supermajority Vote. The articles of association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a company becomes bankrupt or shareholders holding at least 10% of the share capital request it for important reasons.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-in nominal value of shares held. The articles of association may provide for a different form of distribution.

REGULATIONS APPLICABLE TO NLS

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

However, in order to effect the resolutions made at the NLS Meeting, including but not limited to the ordinary share capital reduction, the ordinary share capital increase, the election of the Board as well as the implementation of the capital band and the increase in the conditional capital, the resolutions need to be notarized. NLS must register such notarized resolutions with the competent commercial register. The approval of the commercial register is a requirement to give effect to the shareholders’ resolutions. The commercial register examines the application regarding its formal compliance with Swiss law and may decide not to register certain resolutions which would prevent such resolutions taking effect.

DESCRIPTION OF NLS SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms of the articles of association and of applicable Swiss law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the articles of association, which are attached as Annex D to this proxy statement/prospectus. You are urged to read the full text of the articles of association.

The following description of the material terms of the securities of NLS following the Merger includes a summary of specified provisions of the NLS articles of association, as amended, that will be in effect upon completion of the transaction This description is qualified by reference to the NLS articles of association, as amended, as will be in effect upon completion of the transactions, which will be substantially in the form attached to this proxy statement/prospectus as Annex D and which is incorporated in this proxy statement/prospectus by reference.

General

NLS is incorporated as a share corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. of the CO with its registered office located at The Circle 6, 8058 Zurich, Switzerland, registration number CHE-447.067.367. Neither the articles of association nor the operation of law limit the duration of NLS.

Capital Structure of the NLS

Issued Share Capital

As of the date of this proxy statement/prospectus, NLS’s share capital is CHF 2,799,813.60 divided into 2,901,228 fully paid-in registered shares (Common Shares) and 598,539 fully paid-in registered shares (Preferred Shares), each with a nominal value of CHF 0.80.

Prior to the NLS Meeting, NLS is expected to implement the following changes to its capital structure:

At the extraordinary shareholders’ meeting on January 7, 2025, subject to shareholder approval, NLS is expected to increase its share capital by a minimum nominal amount of CHF 129,032 and up to a maximum nominal amount of CHF 258,064 (i.e., via the issuance of a minimum of 161,290 and up to a maximum of 322,580 fully paid registered common shares). Additionally, NLS intends to convert 598,539 Preferred Shares of the Company at a ratio of 1:1 into 598,539 Common Shares of the Company and 407,913 Preferred Participation Certificates of the Company at a ratio of 1:1 into 407,913 Common Shares. Pending shareholder approval, this will result in a new share capital of the Company of CHF 3,126,144, divided into 3,907,680 registered shares (common shares) with a nominal value of CHF 0.80 each. Consequently, the number of outstanding Preferred Participation Certificates will be reduced accordingly.

In addition, the Company is expected to conduct a share capital decrease by a reduction of the nominal value of each current share and/or participation certificate class of NLS (the “Share Capital Decrease”). The new nominal value of each share and/or participation certificate will be CHF 0.03, subject to shareholders’ approval at the extraordinary shareholder meeting of the Company on January 14, 2025. The amount by which the share capital is reduced through the nominal value decrease will be allocated to the reserves of NLS. The share capital of NLS will at no time fall below CHF 100,000.00.

To execute the Share Capital Decrease in accordance with Swiss law, the Board has issued a creditors’ call in the Swiss Official Gazette of Commerce (SOGC) for 30 days. Following this, based on the interim accounts of NLS, a licensed audit expert will confirm in writing that the creditors’ claims remain fully covered despite the reduction in NLS’s share capital. The Board will resolve the ascertainment and execution of the Share Capital Decrease as required under Swiss law, and file it and any required documentation in connection therewith for approval and registration with the commercial register of the canton of Zurich. To effect the Merger, NLS is expected to increase its share capital at the NLS Meeting as follows:

(1)    At the NLS Meeting, its shareholders will resolve to increase NLS’s share capital by an ordinary capital increase. NLS will issue            Common Shares, which will be settled by contribution-in-kind of Kadimastem shares, to the exchange agent (acting in its own name, but for the account of the holders of Kadimastem shares) (the “Share Capital Increase”). In addition, at the NLS Meeting, it is expected to resolve to adopt a proposal, by ordinary resolution, to, in connection with the Merger, replace NLS’s current memorandum and articles of association with the amended and restated memorandum and articles of association of NLS., or the Charter Proposal, with provisions relating to conditional share capital and capital band (Kapitalband) effective as of completion of the Share Capital Increase.

(2)    The Board will issue its board report in relation to the Share Capital Increase as required under Swiss law and a licensed audit expert will issue its verification report as required under Swiss law.

(3)    The Board will resolve the ascertainment and execution of the Share Capital Increase as required under Swiss law.

(4)    The Board will file the Share Capital Increase and any required documentation in connection therewith for approval and registration with the commercial register of the canton of Zurich.

Immediately following the registration of the Share Capital Decrease and the Share Capital Increase in the commercial register of the canton of Zurich, NLS’s share capital will amount to CHF            , divided into             fully paid-in Common Shares and            fully paid-in Preferred Shares, each with a nominal value of at least CHF 0.03.

Share Classes

The articles of association provide for three different classes of NLS shares; Common Shares, Preferred Shares and Preferred Non-Voting Shares, each with a nominal value of at least CHF            . Each Common Share and Preferred Share will carry one vote in general meetings of NLS, and the Common Shares as well as the Preferred Shares will be listed on the Nasdaq.

Ordinary Capital Increase, Capital Band and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the shareholders’ meeting (ordinary capital increase) that must be carried out by the Board within six months in order to become effective. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. In the case of subscription and increase against payment of contributions in cash, a resolution passed by a Simple Majority Vote is required. In the case of subscription and capital increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by a Supermajority Vote is required. For further details on these circumstances, please see the section entitled “Pre-emptive Rights and Advance Subscription Rights.”

Under Swiss law, our shareholders, by a Supermajority Vote, may empower our Board to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

•        capital band (Kapitalband) to be utilized by the Board within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval; or

•        conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of NLS or one of our subsidiaries or (ii) grants of rights to employees, members of our Board or consultants or our subsidiaries or other persons providing services to NLS or a subsidiary to subscribe for new shares (conversion or option rights).

Additional information regarding capital band and conditional capital are set forth below in the sections entitled “Capital Band” and “Conditional Share Capital”.

Capital Band

The articles of association authorize our Board to increase the share capital (within a period of no more than five years) and set forth the nominal amount by which the Board may increase the share capital (such authorized capital may not exceed one-half of the existing share capital).

As per our current version of the articles of association, our Board is authorized until November 8, 2029, to increase our share capital by a maximum aggregate amount of CHF 1,326,449.60 through the issuance of not more than 1,658,124 registered shares (Common Shares), which would have to be fully paid-in, each with a nominal value of CHF 0.80. Increases in partial amounts are permitted. The Board determines the timing, issue price, the type of contributions and the date on which the dividend entitlement commences. The Board may allow the pre-emptive rights that have not been exercised to expire, or it may place such shares or the pre-emptive rights which have not been exercised, at market conditions or use them otherwise in the interest of NLS.

Such increase of the share capital is (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party, followed by an offer to the then-existing shareholder of NLS or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised), and (ii) in partial amount, permissible.

Within the limits of Swiss law, a shareholders’ meeting may increase or alter the capital band granted to the Board.

The Board is authorized to restrict or exclude the pre-emptive rights of the shareholders with respect to the shares to be issued under the capital band and allot them to third parties, NLS or any of its subsidiaries:

1.      in connection with a listing of shares on domestic or foreign stock exchanges, including for the purpose of granting an over-allotment option (greenshoe); or

2.      to initial purchasers or underwriters in a placement or offer of shares; or

3.      for the purpose of national or international offerings of shares in order to broaden NLS’s share-holder base or in order to increase the free float or to meet applicable listing requirements; or

4.      if the issue price of the new shares is determined by reference to the market price; or

5.      for raising capital in a fast and flexible manner which could only be achieved with difficulty without excluding the pre-emptive rights of shareholders; or

6.      for the acquisition of companies, parts of companies, participations, products, intellectual property or licenses, or for investment projects or for the financing or refinancing of such transactions through a placement of shares; or

7.      for purposes of the participation of a strategic partner or employees (including members of the management and the Board) and advisors of NLS and/or its subsidiaries; or

8.      for the conversion of loans and similar debt obligations of NLS.

To affect any capital increase based on its capital band, a company will have to follow the relevant procedures under Swiss law. In particular, the Board will have to issue a capital increase report (Kapitalerhöhungsbericht), approve a notarized confirmation resolution (Feststellungsbeschluss) on the capital increase and the articles of association, and obtain (i) duly executed subscription form(s) covering the subscription of the relevant number of new shares, (ii) a report of an audit firm relating to the withdrawal of the pre-emptive rights, as well as (iii) a banking confirmation confirming the payment of the aggregate nominal value of the respective number of new shares to a special Swiss bank account, all in accordance with Swiss law. The Board will subsequently have to file the relevant documentation accompanied by an application form with the competent commercial register. Any issuance of common shares based on such filing(s) is subject to the recording of the respective capital increase(s) in the commercial register in accordance with Swiss law and its publication in the electronic Swiss Official Gazette of Commerce.

The authorization to restrict or exclude the pre-emptive rights is limited to the above listed items and exclusively linked to the particular available capital band set out in the articles of association. If the period to increase NLS’s share capital within the capital band lapses without having been used by the Board, the authorization to restrict or exclude the pre-emptive rights lapses simultaneously with such capital.

Conditional Share Capital

Conditional Share Capital for Shareholders’ Options

As per our current version of the articles of association, our nominal share capital may be increased by a maximum aggregate amount of CHF 324,193.20 through the issuance of not more than 405,241 registered shares (Common Shares), which would have to be fully paid-in, with a nominal value of CHF 0.80 each, by the exercise of convertible rights and/or option rights or warrants. Shareholders will not have pre-emptive subscription rights in such circumstances. The holders of convertible bonds are entitled to the new shares upon the occurrence of the applicable conversion feature. Warrants that have been exercised in the meantime are not yet reflected in the articles of association of NLS by means of an increase of the issued share capital and the respective reduction of the conditional share capital.

Under the Charter Proposal, the share capital of NLS may be increased by an amount not exceeding CHF             through the issuance from time to time of a maximum of            fully paid-in registered shares, each with a nominal value of at least CHF             (Common Shares), by the exercise of convertible rights and/or option rights or warrants. The Board shall determine the issue price of the Common Shares. These new registered shares must be issued at least for their nominal value but may be issued at a price below the current market price.

Conditional Share Capital for Employee and Advisory Options

As per our current version of the articles of association, our nominal share capital may, to the exclusion of the pre-emptive subscription rights of shareholders, be increased out of the condition share capital of NLS by a maximum aggregate amount of CHF 44,000.00 through the issuance of not more than 55,000 registered shares (Common Shares), which would have to be fully paid-in, with no less than the nominal value of CHF 0.80 each, by the exercise of option or conversion rights that have been granted to employees that have been granted to employees, members of the Board or consultants of NLS or of one of our subsidiaries, if any, or other persons providing services to NLS or a subsidiary, if any, through one or more equity incentive plans created by the Board. If this conditional share capital is not sufficient for our future equity incentive plan, then we intend to rely on the capital band, which we will have to dedicate for that purpose, or, alternatively, if such conditional share capital or capital band is not sufficient, then we intend to seek shareholder approval for the equity incentive plan(s) that we may seek to implement. The exercise of the conversion or option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Under the Charter Proposal, the share capital of NLS may be increased by an amount not exceeding CHF             through the issue of a maximum of             fully paid-in registered shares, each with a nominal value of at least CHF             (Common Shares). These new registered shares shall be issued at a price equaling the nominal value of the shares. The Board shall determine the other issue conditions of the Common Shares.

Participation Certificates and Profit-sharing Certificates

As of the date of this proxy statement/prospectus, NLS has a participation capital (non-voting capital) of CHF 811,492.00, divided into 1,014,365 fully paid-in participation certificates (Preferred Participation Certificates), with a nominal value of CHF 0.80 each. The Preferred Participation Certificates do not carry any voting rights but preferred dividend rights.

As of the date of this proxy statement/prospectus, NLS has no profit-sharing certificates (Genussscheine) outstanding.

Treasury Shares

As of the date of this proxy statement/prospectus, NLS may hold Common Shares in treasury and may consider issuing additional Common Shares to the exchange agent during a capital increase. Swiss law limits our right to purchase and hold our own shares. NLS and its subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined nominal value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by NLS or its subsidiaries are not entitled to vote at the shareholders’ meeting but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and our articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Furthermore, according to Swiss accounting rules, NLS needs to reflect the amount of the purchase price of the acquired treasury shares as a negative position through the creation of a special reserve on its balance sheet. NLS may face negative Swiss tax implications, if it holds more than 10% of its own shares or own shares for a period of more than 6 years. This 6-year period stands still, if the own shares were purchased due to obligations triggered by convertible bonds, option bonds or by employee participation plans, as long as such obligation duly exists (in case of an employee participation plan, however, for a maximum period of 6 years, i.e., in total 12 years).

No Additional Capital Contributions

Under Swiss law, shareholders are not obliged to make any capital contribution in excess of the subscription amount, which can under no circumstance be less than the nominal value per share.

Consolidation

With the approval by a Supermajority Vote, NLS can consolidate shares into shares with higher nominal value. A share consolidation involving preferred shares or preferred participation certificates would require a vote by the respective share class in addition to a Supermajority Vote.

Splitting

With the approval of a Simple Majority Vote, NLS can split shares into shares with lower nominal value. A share splitting involving preferred shares or preferred participation certificates would require a vote by the special meeting of the affected share class in addition to a Simple Majority Vote of the shareholders’ meeting.

Variation of Class Rights

With the approval of a Simple Majority Vote and a vote by the special meeting of holders of the affected preferred share class (Preferred Shares or Preferred Participation Certificates), NLS may vary certain voting or economic rights attached to either class of its shares, except that NLS may not by any corporate or shareholder action revoke those rights attaching to its shares which are irrevocable under Swiss law. Under Swiss law, certain rights, such as the dividend and liquidation rights of our shares, as well as the right to one vote for each share, are statutory in nature and cannot be revoked by the terms of our articles of association, a resolution of its shareholders of any share class or by any other corporate action. These rights may only be varied for the benefit of the holders of our shares, for instance to increase their dividend, liquidation or voting rights, with approval of a Simple Majority and a vote by the special meeting of holders of the affected preferred share class.

Pre-emptive Rights and Advance Subscription Rights

Pursuant to Swiss law, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed by a Supermajority Vote may authorize the Board to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances. If pre-emptive rights are granted, but not exercised, the Board may allocate the pre-emptive rights as it elects.

With respect to the capital band, the Board is authorized by NLS’s articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to itself, in the event that the newly issued shares are used for a purpose set forth in its articles of association.

Form and Transfer of Shares

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of the CO) and, if and when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch).

If registered in our share register, a shareholder may at any time request from us a written confirmation with respect to such person’s shares. The shareholder has no right to request the printing and delivery of share certificates nor the conversion of NLS Common Shares issued in one form into another form. NLS, however, may issue certificates representing one or several shares at any time and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it. NLS may convert its shares from one form into another form at any time and without the approval of the shareholders. NLS shall bear the cost associated with any such conversion.

Transfer of Shares

Our Shares are in uncertificated form (Wertrechte) and therefore, may only be transferred by way of assignment. Our Shares or the beneficial interest in our Shares, as applicable, credited in an intermediated securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his, her or its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will, assuming the acquirer holds our shares as of the record date, still be entitled to dividends and other rights with financial value with respect to such shares.

Share Register

Until newly issued shares are registered with Nasdaq, NLS maintains a share register in which the owners of the newly issued shares are registered with name, address and in case of legal entities the company name and registered office of the owners, usufructuaries or nominees of the shares. In relation to NLS, only those shareholders registered in the share register are recognized as shareholders, usufructuaries or nominees. Pursuant to article 6 of the articles of association in connection with the organizational regulations, acquirers of NLS Common Shares are, upon request and presentation of evidence of the transfer, registered as shareholders with voting rights in the share register if they explicitly declare to hold NLS Common Shares in their own name and for their own account.

In the invitation to the shareholder’s meeting, the Board shall announce the record date for registration in the share register that is relevant with respect to the right to attend and vote.

NLS has the right to delete entries in the share register retroactively as of the date of the entry if the registration has been made on the basis of false information. We may give the relevant shareholder or nominee the opportunity, in advance, to be heard. The relevant shareholder or nominee is to be informed without delay about the deletion.

Our share register, in relation to shares registered with Nasdaq, is currently kept by VStock Transfer LLC, which acts as transfer agent and registrar. The share register maintained by VStock Transfer LLC reflects only record owners of our Common Shares. NLS maintains a share register itself for all shares (including Preferred Participation Certificates) not registered with Nasdaq.

Shareholders’ Meeting

Meetings and Powers

The shareholders’ meeting is our supreme corporate body. Under Swiss law, an ordinary shareholders’ meeting must be called on an annual basis and we may hold extraordinary general meetings of shareholders in addition to any ordinary shareholders’ meeting. Under Swiss law and article 9 of the articles of association, an ordinary shareholders’ meeting must be held annually within six months after the end of NLS’s financial year (i.e. on or before the 30th day of June).

The following (non-exhaustive) powers are vested exclusively in the shareholders’ meeting:

•        adopting and amending our articles of association;

•        electing the members of the Board, the chairman of the Board, the members of the compensation, nomination and governance committee, the auditors and the independent proxy holder (a person annually elected by the shareholders’ meeting and who may represent our shareholders at a shareholders’ meeting as a proxy solicitor);

•        approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the Board;

•        approving the compensation of members of the Board and executive management, which under Swiss law is not necessarily limited to the executive officers;

•        discharging the members of the Board and executive management from liability with respect to their tenure in the previous financial year;

•        dissolving NLS with or without liquidation; and

•        deciding matters reserved to the shareholders’ meeting by law or our articles of association or that are presented to it by the Board.

An extraordinary shareholders’ meeting may be called by a resolution of the Board or, under certain circumstances, by our auditor, liquidator or bondholder (or the representatives of convertible bondholders), if any. In addition, in accordance with Swiss law, the Board is required to convene an extraordinary shareholders’ meeting of shareholders representing at least 5 percent of our share capital or votes request such shareholders’ meeting in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. According to Swiss law, if the most recent annual accounts indicate that the assets less the liabilities no longer cover half of the sum of the (i) share capital; (ii) statutory capital reserve not to be repaid to the shareholders; and (iii) statutory retained earnings, the Board shall take measures to rectify the loss of capital. It shall take, where necessary, further measures to restructure the company or shall convene an extraordinary shareholders’ meeting to request the approval of such measures if they fall within the competence of the shareholders’ meeting.

The shareholders’ meeting will be chaired by the chairperson of the Board, or, in his/her absence, by another member of the Board as appointed by the Board. If no member of the Board is present, the shareholders’ meeting shall appoint the chairperson of the meeting.

Notice

Shareholders’ meetings must be convened by the Board at least twenty days before the date of the meeting. The shareholders’ meeting is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. If NLS is aware of the names and addresses of all shareholders, shareholders may also be informed by letter, facsimile or electronic mail. The notice of a shareholders’ meeting must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. A resolution may not be passed at a shareholders’ meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary shareholders’ meeting, the initiating of a special investigation or the election of an external auditor upon request of a shareholder. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a shareholders’ meeting may be waived if all shareholders are present or represented at such meeting (Universalversammlung).

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent at least 0.5 percent of the share capital or votes, may request that an item be included in the agenda for a shareholders’ meeting. The shareholder’s request must be received by NLS at least 30 calendar days in advance of the meeting. The request must be made in writing and state the matters to be discussed and the motions to be brought before the general meeting of shareholders in accordance with article 9 of the articles of association.

In accordance with Swiss law, a business report, compensation report (as prepared by our Board) and an auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the ordinary shareholders’ meeting. Shareholders of record are notified of this in writing.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the Board) require a Simple Majority Vote, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by a Supermajority Vote is required for:

•        any amendment of the company’s objectives;

•        the consolidation of shares, insofar as this does not require the consent of all shareholders concerned;

•        the introduction of shares with preferential voting rights;

•        any restriction on the transferability of registered shares;

•        creating of capital band or conditional share capital;

•        a capital increase funded by equity, against contributions in kind or for the purpose of funding acquisitions in kind and the granting of special privileges;

•        the conversion of participation certificates into shares;

•        any restriction or cancellation of the subscription right (i.e., pre-emptive rights);

•        the change of the currency of the company’s share capital;

•        the introduction of the casting vote of the chairperson in the general meeting;

•        a relocation of the seat (registered office) of the company;

•        the delisting of the company’s equity securities;

•        a provision in the articles of association concerning the holding of the general meeting abroad;

•        the introduction of an arbitration clause in the articles of association; and

•        the dissolution or liquidation of the company.

The same voting requirements apply to resolutions regarding transactions among companies based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a company). Such Federal Act is not applicable with regard to the Merger since the Merger occurs between the Merger Sub and Kadimastem, both companies incorporated under the laws of and domiciled in Israel.

In accordance with Swiss law, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. If a company requires an ordinary audit, which NLS does, the auditor must be present at such shareholders’ meeting, unless the shareholders’ meeting waives such attendance by unanimous decision of those present. To this extent, Swiss law varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Voting Rights

Each Common Share and/or Preferred Share entitles its holder to one vote in our shareholders’ meetings, irrespective of the nominal value of such share.

Our shares are not divisible. The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another’s property short of the destruction or waste of its substance), who are entered in our share register at cut-off date determined by the Board, as authorized by our articles of association and Swiss law. Those entitled to vote in the shareholders’ meeting may be represented by (i) the independent proxy, who is elected annually by the shareholders’ meeting until the end of the following annual general meeting and may be re-elected; or (ii) a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. The chairperson of the Board has the power to decide whether to recognize a power of attorney. If NLS does not have an independent proxy or is unable to attend, the Board shall appoint the independent proxy for the next shareholders’ meeting.

Inspection of Books and Records

The annual report and the auditors’ report shall be made available for inspection by the shareholders at the latest 20 days prior to the annual general meeting. Each shareholder may demand an immediate delivery of these documents. The notice to the shareholders must refer to this right.

Under Swiss law, a shareholder may also, upon request submitted to NLS, inspect the minutes of shareholders’ meetings.

Under Swiss law, each shareholder may, at the shareholders’ meeting, request information from the Board on the affairs of the company or from the external auditor on the methods and results of its audit. The Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Under Swiss law, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Shareholders representing at least 5 percent of the share capital or votes have the right to inspect the company’s books and correspondence. The Board must grant the inspection insofar as it is necessary for the exercise of shareholders’ rights and the disclosure would not reveal confidential business secrets or infringe other protected interests. Upon inspection of the books, the shareholders may make notes.

Special Investigation

If the shareholders’ inspection and information rights, as outlined above, prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the shareholders’ meeting that specific facts be examined in a special investigation. If the shareholders’ meeting approves the proposal, any shareholder may, within 30 calendar days after the shareholders’ meeting, request a court in Zurich, Switzerland, where our registered office is located, to appoint an independent expert. If the shareholders’ meeting rejects the request, one or more shareholders representing at least 5 percent of the share capital or votes may within three months’ request that the court appoints an independent expert. The court will issue such an order if the petitioners can demonstrate that the Board, any member of the Board or our executive management infringed the law or our articles of association and thereby caused damages to NLS or our shareholders. If admitted, the costs of the investigation by such court would generally be allocated to NLS and only in exceptional cases to the petitioners.

Dividends and Other Distributions

General

Our Board may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends. Dividend payments require a resolution passed by a Simple Majority. In addition, our auditor must confirm that the dividend proposal of our Board conforms to Swiss statutory law and our articles of association.

Profit Distribution

Under Swiss law, we may pay dividends if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. The shareholders’ meeting may also resolve to pay an interim dividend based on an interim account. The external auditor must review the interim account before the shareholders’ meeting passes the resolution. The provisions governing dividends apply.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under Swiss law, 5 percent of the annual profit shall be assigned to the statutory retained earnings (gesetzliche Gewinnreserve). The statutory retained earnings (gesetzliche Gewinnreserve) shall be increased until, when taken together with the statutory capital reserve (gesetzliche Kapitalreserve), they reach one half of the share capital specified in the commercial register. Swiss law permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves which are not distributable.

Swiss law allows preferential dividend distribution rights based on the share class. Participation certificates may also carry preferential dividend rights. Within the same share class, shareholder must not receive differential dividend distribution rights. According to the articles of association, holders of Preferred Shares and holders of Preferred Participation Certificates have a preferred dividend distribution right.

Capital Reduction

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a Simple Majority Vote. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-in capital.

If the share capital is reduced, the Board shall notify the creditors that they may request security by registering their claims. The notice must be published in the Swiss Official Gazette of Commerce. Applications to register claims must be made in writing, specifying the amount of and legal grounds for the claim. NLS must secure the creditors’ claims to the extent that the previous cover has been reduced by the capital reduction, provided the creditors request it to do so within 30 days of publication in the Swiss Official Gazette of Commerce. The obligation to secure claims lapses if NLS meets the claim or proves that there is no risk that the claim will not be met as a result of reducing the share capital. If the audit confirmation is available, it may be presumed that there is no risk that the claim will not be met.

Payment

Our Board determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment; however, the shareholders, upon request of the Board, may resolve at the shareholders’ meeting to defer the due date of the dividend payments (e.g., in quarterly or other installments).

For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, please see the section entitled “Tax Considerations — Swiss Tax Considerations.”

Board of Directors

General

Pursuant to Swiss law and according to our articles of association, the Board shall consist of three or more members.

The members of our Board are elected by the shareholders’ meeting for a term of one year. A year within the meaning of this provision is the period between two ordinary shareholders’ meetings. If a member of the Board retires or is replaced, his/her successor is elected by the shareholders’ meeting. If the successor is elected at an extraordinary shareholders’ meeting, the term of office ends at completion of the subsequent ordinary shareholders’ meeting. Each member of our Board must be elected individually.

Swiss law requires that any listed company exceeding two of the three thresholds specified in article 727 paragraph 1 no. 2 CO in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the executive management team. If a company fails to comply, it must be disclosed in the remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time per year. NLS currently does not meet these thresholds, however, it is already compliant with the regulation. Following the Merger, NLS will be compliant with this regulation.

Powers

Our Board has the following non-delegable and inalienable powers and duties:

•        the overall management of the company and the issuing of all necessary directives;

•        determination of our appropriate management organization, including the power to define responsibilities and duties of our corporate bodies as well as our internal hierarchy;

•        the organization of the accounting, financial control and financial planning systems as required for management of the company;

•        the appointment and dismissal of persons entrusted with managing and representing the company;

•        overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•        compilation and issuance of an annual report, preparation for the general meeting and implementation of its resolutions;

•        notification to the court in the event that the company is over-indebted; and

•        preparing the remuneration report.

According to article 17 of our articles of association, the Board may assign the preparation and the implementation of its resolutions or the supervision of business transactions with regard to the non-transferable and inalienable duties to committees or individual members. In the event that the Board assigns duties in accordance with our articles of association and Swiss law, the Board shall design and implement reporting policies describing how such an assignment would be carried out by a committee or individual member.

Based on article 18 of our articles of association, our Board may completely or partially delegate the power to manage the Company to one or more of its members (managing directors) or to third persons (managers).

Duties

A director of a Swiss company has a fiduciary duty to the company only. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the company take precedence over any interest possessed by a director or officer.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Under Swiss law, directors and executive management are personally liable to the company, to each shareholder and, in some circumstances, to the company’s creditors for damages caused by intentional or negligent violation of their duties. The burden of proof for a violation of these duties is with the company or with the shareholder bringing a suit against the director.

Indemnification of Directors and Executive Management

According to Swiss Law and our articles of association, the shareholders’ meeting has the authority to grant discharge to the members of the Board from liability. The effect of the resolution of release (discharge) by the shareholders’ meeting is effective only for disclosed facts and only against the company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses twelve months after the resolution of release.

Under Swiss law, an indemnification of a member of the Board or the executive management in relation to potential personal liability is not effective to the extent the member of the Board or the executive management intentionally or negligently violated his or her corporate duties towards the company (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the company rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the company.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our Board, executive officers, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our Board and executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

Conflict of Interest, Management Transactions

Swiss law provides that the members of the Board and the executive management shall inform the Board immediately and comprehensively of any conflicts of interest affecting them. The Board shall take the measures required to safeguard the company’s interests. Our directors and executive officers are personally liable to us for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in NLS’s management are liable to us, each shareholder and our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the NLS’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to NLS if such shareholder or director acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, our shareholders must annually approve the compensation of the Board and the persons whom the Board has, fully or partially, entrusted with the management of NLS. The Board must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by NLS, directly or indirectly, to current or former members of the Board and executive management to the extent related to their former role within NLS or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the Board and the executive management as well as the particular amount for each member of Board and executive management, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our Board and executive management, such as:

•        severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•        advance compensation;

•        compensation paid on conditions other than the customary market conditions connected with a previous activity as a corporate body of NLS;

•        compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;

•        joining bonuses that do not compensate for a verifiable financial disadvantage;

•        incentive fees for the acquisition or transfer of companies or parts thereof by NLS or by companies being, directly or indirectly, controlled by us;

•        loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•        equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the Board and executive management for activities in entities that are, directly or indirectly, controlled by us is prohibited if the compensation (i) would have been prohibited if it was paid directly by NLS, (ii) is not provided for in the articles of association or (iii) has not been approved by the shareholders’ meeting.

The shareholders’ meeting votes on the compensation received directly or indirectly by the Board, the executive management and the advisory board. The shareholders’ meeting must vote annually on the compensation of its Board, executive management and the advisory board, and accordingly, at such a meeting, the vote of the shareholders’ meeting shall have a binding effect.

In the event that the shareholders’ meeting votes prospectively on the compensation of the executive management, the articles of association may provide for an additional amount for the compensation of the members of the executive management appointed after the vote.

The additional amount may only be used if the total amount of the compensation of the executive management decided by the shareholders’ meeting is not sufficient for the compensation of the new members until the next vote of the shareholders’ meeting.

The shareholders’ meeting shall not vote on the additional amount of compensation.

Compulsory Acquisitions; Appraisal Rights

Mergers and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires a Supermajority Vote.

If a transaction under the Swiss Merger Act receives all of the necessary consents, there are no appraisal rights and all shareholders are compelled to participate.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). Following a statutory merger or demerger, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of “all or substantially all of our assets” (faktische Liquidation) by us may require a Supermajority Vote. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•        a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•        our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

•        the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our business.

Takeover Regulation and Mandatory Bids

Swiss law provides for certain rules and protections of shareholders of domestic listed companies. Because the NLS Common Shares are listed exclusively on the Nasdaq, however, several of these rules do not apply to NLS as if it were a company listed in Switzerland. In particular, the Swiss rules under the Swiss Financial Market Infrastructure Act on disclosure of shareholdings and the tender offer rules under the Swiss Financial Market Infrastructure Act, including mandatory tender offer requirements and regulations regarding voluntary tender offers, which are typically available in relation to Swiss-listed companies, do not apply to NLS because it is not listed in Switzerland.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our Board, and no approval by the shareholders is required in relation to any such borrowing.

Debt Securities

Not applicable.

Warrants and Rights

The Company has warrants that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Company issued 5,542,168 of such warrants in February 2021 in conjunction with its initial public offering. The warrants entitle the registered holder to purchase common shares at a price equal to $4.15 per share, subject to adjustment as discussed below, immediately following the issuance of such warrants and terminating at 5:00 p.m., New York City time, five years after their issuance. Warrants that have been exercised in the meantime are not yet reflected in the articles of association of the Company by means of an increase of the issued share capital and the respective reduction of the conditional share capital.

The exercise price and number of common shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. Except by virtue of such holder’s ownership of our common shares, the holder of warrants does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such warrant.

The warrants were issued in registered form under a warrant agency agreement between a warrant agent, VStock Transfer LLC, and us. The warrants were initially being represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Nonresident or Foreign Owners

Swiss law and NLS’s articles of association do not impose any specific limitations on owners of our shares who do not reside in Switzerland to hold or vote their shares in NLS.

Exchange Controls

Other than sanctions against specific countries, individuals, and organizations, there are currently no governmental laws, decrees, regulations or other legislation in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of our shares.

Duration and Liquidation

Under Swiss law, unless the duration of a company is limited by its articles of association, a company may be dissolved at any time by way of liquidation, or, in the case of a merger with the Swiss Merger Act (Fusionsgesetz), based on a resolution of a shareholders’ meeting, which must be passed by a majority as provided by Swiss law or the relevant company’s articles of association, as the case may be. The articles of association do not limit the duration of NLS and provide that the majority required for the shareholders’ meeting to resolve on the liquidation of NLS is a Supermajority Vote.

Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital so request for important reasons. Under Swiss law, any surplus arising out of a liquidation (after settlement of all the claims of the company’s creditors) is distributed in proportion to the paid-up nominal value of shares held. This surplus is subject to Swiss federal withholding tax, except if paid out of reserves from qualifying capital contributions (Reserven aus Kapitaleinlagen).

A dissolution and winding up of a Swiss company requires a Supermajority Vote. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of NLS at             . Following the Merger, such communications should be sent in care of NLS at             , and its telephone number is             . Each communication will be forwarded, depending on the subject matter, to the Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Certain legal matters concerning this proxy statement/prospectus will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to Swiss law will be passed upon for us by Wenger Vieli AG, Zurich, Switzerland. Certain legal matters with respect to Kadimastem and Israeli law will be passed upon for us by Pearl Cohen Zedek Latzer Baratz LLP.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to NLS’s ability to continue as a going concern as described in Note 1 to the financial statements) of PwC Switzerland, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Kadimastem Ltd. included in NLS Pharmaceutics Ltd.’s Form 6-K filed with the SEC on November 12, 2024, for the year ended December 31, 2023, have been audited by Kost Forer Gabbay & Kasierer, a Member of EY Global, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Kadimastem Ltd.’s ability to continue as a going concern as described in Note 1B to the financial statements) and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, NLS and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of NLS’s annual report to shareholders and NLS’s proxy statement. Upon written or oral request, NLS will deliver a separate copy of the annual report to any shareholder and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may request that NLS deliver single copies of such documents in the future. Shareholders may notify NLS of their requests by calling or writing NLS at its principal executive offices at NLS Pharmaceutics Ltd., The Circle 6, 8058 Zurich, Switzerland and its telephone number +41.44.512.2150. Following the Merger, such requests should be made by calling or writing to NLS Pharmaceutics Ltd., The Circle 6, 8058 Zurich, Switzerland and its telephone number +41.44.512.2150.

SOLICITATION OF PROXIES

NLS will bear the cost of soliciting proxies. In addition to these proxy materials, NLS’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. NLS may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. Shareholders entitled to vote in the NLS Meeting may be represented by the independent proxy or a third person (who does not need to be a shareholder) with written authorization to act as proxy or the shareholder’s legal representative. Proxies may be solicited by mail, e-mail, internet or in person.

KBT Treuhand AG, represented by David Maillard, acts as independent proxy in the NLS Meeting. The independent proxy will be physically present at the NLS Meeting to vote on behalf of the shareholders who issued instructions to him. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated proxy card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on proxy voter login and log-on using the control number provided in the proxy card). Voting instructions must be given no later than        , 2025, (received by 11:59 pm EST)

If a shareholder opts to be represented by another registered shareholder or a third party (who need not be a shareholder), the completed and wet ink signed proxy card should be sent directly to the address of the designated representative. Such designated representative may only cast a shareholder’s vote by providing the original wet ink signed proxy card at the NLS Meeting which explicitly names the registered shareholder or third party as its designated representative.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the NLS Meeting. A shareholder may also change its vote by entering a new vote by Internet, submitting a later-dated proxy. With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the NLS Meeting.

SHAREHOLDER PROPOSALS

Following completion of the Merger, NLS is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, NLS will be exempt from certain rules under the Exchange Act that would otherwise apply if NLS were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or extraordinary general meetings of its security holders. For more information, see “Matters Being Submitted To A Vote Of NLS Shareholders.”

ENFORCEABILITY OF CIVIL LIABILITY

Enforceability of civil liability of NLS, its directors and executive officers

We are incorporated under the laws of Switzerland and our registered office and domicile is located in Kloten (Zurich), Switzerland. Moreover, a majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•        the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•        the judgment of such non-Swiss court has become final or non-appealable by ordinary appeal;

•        the judgment does not contravene Swiss public policy;

•        the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•        no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Enforceability of civil liability of Kadimastem’s directors and executive officers

Kadimastem is incorporated under the laws of the State of Israel. Service of process upon us and upon Kadimastem’s directors and officers named in this proxy statement/prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of Kadimastem’s assets and substantially all of its directors and officers are located outside the United States, any judgment obtained in the United States against Kadimastem or any of its directors and officers may not be collectible within the United States.

It may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•        the judgment is capable of being executed in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates. In addition, there is no bilateral treaty between Israel and the United States for the enforcement of civil judgments.

TRANSFER AGENT AND REGISTRAR

NLS’s share register is currently kept by VStock Transfer LLC, which acts as transfer agent and registrar. The share register reflects only record owners of the Common Shares.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus does not contain all of the information concerning NLS contained in the registration statement. The rules and regulations of the SEC allow NLS to omit certain information from this proxy statement/prospectus that is included in the registration statement. Statements made in this proxy statement/prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. Each statement in this proxy statement/prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. NLS’s filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

NLS is subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, NLS is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, NLS is not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, NLS files with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

NLS maintains a corporate website at https://nlspharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to NLS has been supplied by NLS and all information contained in this document relating to Kadimastem has been supplied by Kadimastem. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Merger, you should contact via phone or in writing:

NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland
Tel: +41.44.512.2150
Attn: Alexander Zwyer, acz@nls-pharma.com

If you are a shareholder of NLS and would like to request documents, please do so by         , 2025 to receive them before the NLS Extraordinary Shareholders’ Meeting. If you request any documents from NLS, NLS will mail them to you by first class mail, or another equally prompt means.

Neither NLS, nor Kadimastem has authorized anyone to give any information or make any representation about the Merger or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows NLS to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this proxy statement/prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this proxy statement/prospectus have been sold or de-registered:

•        NLS’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on May 15, 2024;

•        NLS’s Reports on Form 6-K filed on May 22, 2024, May 24, 2024, May 28, 2024, May 31, 2024, June 6, 2024, June 11, 2024 (the first paragraph and the sections titled “Key Highlights”, and “Forward-Looking Statements” in the press release furnished as Exhibit 99.1 only), June 25, 2024, June 25, 2024, June 27, 2024, July 1, 2024, July 30, 2024 (the first eight paragraphs and the section titled “Safe Harbor Statement” in the press release furnished as Exhibit 99.1 only), August 14, 2024, August 15, 2024, August 26, 2024, September 13, 2024, September 17, 2024, September 19, 2024, September 25, 2024, October 1, 2024, October 8, 2024, October 10, 2024, October 11, 2024, October 11, 2024, October 15, 2024, October 18, 2024, October 22, 2024, October 28, 2024, November 4, 2024 (other than the second, third and fourth paragraphs in the press release furnished as Exhibit 99.1 only), November 5, 2024, November 6, 2024, November 8, 2024, November 12, 2024, November 15, 2024, November 18, 2024 (all paragraphs subsequent to paragraph one of Exhibit 99.1 thereof), December 3, 2024 (all paragraphs except for paragraph four of Exhibit 99.1 thereof), December 4, 2024, December 10, 2024 by amendment, December 17, 2024, December 19, 2024 (all paragraphs except for paragraphs six through eight of Exhibit 99.1 thereof), December 19, 2024 by amendment and December 23, 2024; and

•        the description of our Common Shares contained in our Registration Statement on Form 8-A filed with the SEC on January 28, 2021, as amended by Exhibit 2.1 to the Annual Report, and including any further amendment or report to be filed for the purpose of updating such description.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this proxy statement/prospectus, you should rely on the statements made in the most recent document. All information appearing in this proxy statement/prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

NLS will provide to each person, including any beneficial owner, to whom this proxy statement/prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address: The Circle 6, 8058 Zurich, Switzerland, Attention: Chief Financial Officer.

Annex A

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

BY AND AMONG

NLS Pharmaceutics LTD.

NLS PHARMACEUTICS (ISRAEL) LTD.

and

KADIMASTEM LTD.

DATED AS OF NOVEMBER 4, 2024

CONTENTS

Annex A Page Nos.
Article I THE MERGER
1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Articles of Association	A-2
1.5	Effects of the Merger	A-2
1.6	Officers and Directors	A-2
Article II EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1	Effect on Securities	A-3
2.2	Exchange Procedures	A-4
2.3	Equity Awards and Warrants	A-6
2.4	Withholding	A-6

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organizational and Qualification; Subsidiaries; Investments.	A-8
3.2	Capitalization Of the Company and Its Subsidiaries	A-8
3.3	Authority Relative to This Agreement; Recommendation.	A-10
3.4	Israeli Securities Filings; Financial Statements.	A-10
3.5	Information Supplied	A-11
3.6	Consents and Approvals; No Violations	A-11
3.7	No Default	A-12
3.8	No Undisclosed Liabilities; Absence of Changes	A-12
3.9	Litigation	A-12
3.10	Compliance With Applicable Law	A-13
3.11	Environmental Laws and Regulations	A-14
3.12	Taxes	A-14
3.13	Intellectual Property	A-16
3.14	Insurance	A-17
3.15	Certain Business Practices	A-17
3.16	Tangible Personal Property; Title; Sufficiency of Assets	A-19
3.17	Material Contracts	A-19
3.18	Grants, Incentives and Subsidies	A-20
3.19	Affiliates; Transactions with Affiliates.	A-20
3.20	Brokers	A-20
3.21	Employee Benefits	A-20
3.22	Labor and Employment Matters	A-21
3.23	Indebtedness	A-21
3.24	Real Property	A-22
3.25	Anti-Takeover Statutes	A-22
3.26	No Other Representations	A-22

Annex A-i

Annex A Page Nos.
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

4.1	Organization and Qualification; Subsidiaries	A-22
4.2	Capitalization of Parent and Merger Sub	A-23
4.3	Authority Relative to This Agreement; Recommendation	A-23
4.4	SEC Reports; Financial Statements	A-24
4.5	Information Supplied	A-25
4.6	Consents and Approvals; No Violations	A-25
4.7	No Default	A-26
4.8	No Undisclosed Liabilities	A-26
4.9	Litigation	A-26
4.10	Compliance with Applicable Law	A-27
4.11	Brokers	A-28
4.12	Ownership of Stock in the Company and its Subsidiaries	A-28
4.13	Taxes	A-28
4.14	Valid Issuance	A-29
4.15	Insurance	A-29
4.16	Certain Business Practices	A-29
4.17	Material Contracts	A-30
4.18	Employee Benefits	A-31
4.19	Indebtedness	A-31
4.20	Real Property	A-31
4.21	No Other Representations	A-31

Article V COVENANTS

5.1	Conduct of Business by the Parent and Merger Sub	A-31
5.2	Conduct of Business by the Company	A-33
5.3	Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus	A-35
5.4	Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger	A-36
5.5	Stock Exchange Listings; Delisting.	A-37
5.6	Appropriate Action; Consents; Filings.	A-38
5.7	Access to Information; Confidentiality.	A-40
5.8	Public Announcements.	A-41
5.9	Indemnification and Directors’ and Officers’ Insurance.	A-41
5.10	Notification of Certain Matters.	A-41
5.11	Affiliates; Tax Rulings.	A-42
5.12	Director Resignations.	A-43
5.13	Israeli Securities Authority Approval.	A-43
5.14	Sale of Legacy Assets.	A-44
5.15	Merger Sub.	A-44
5.16	Parent Board Designee.	A-44
5.17	No Solicitation by Parent.	A-45

Article VI CONDITIONS TO CONSUMATION OF THE MERGER

6.1	Conditions to Each Party’s Obligations to Effect the Merger	A-47
6.2	Conditions to the Obligations of the Company	A-48
6.3	Conditions to the Obligations of the Parent and Merger Sub	A-49

Annex A-ii

Annex A Page Nos.
Article VII Termination

7.1	Termination	A-50
7.2	Effect of Termination	A-51
7.3	Fees and Expenses	A-51

Article VIII MISCELLANEOUS

8.1	Non-Survival of Representations and Warranties	A-52
8.2	Amendment	A-52
8.3	Extension; Waiver	A-52
8.4	Entire Agreement; Assignment	A-52
8.5	Validity	A-52
8.6	Notices	A-52
8.7	Governing Law and Venue; Waiver of Jury Trial	A-53
8.8	Descriptive Headings	A-53
8.9	Parties in Interest	A-53
8.10	Certain Definitions	A-53
8.11	Specific Performance	A-61
8.12	Interpretation	A-62
8.13	Disclosure Schedules	A-62
8.14	Counterparts	A-62

Annex A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”), dated as of November 4, 2024 (the “Signing Date”), is by and among KADIMASTEM LTD., an Israeli publicly traded company limited by shares (the “Company”), NLS PHARMACEUTICS LTD., a corporation incorporated under the laws of Switzerland (the “Parent”), NLS PHARMACEUTICS (ISRAEL) LTD., an Israeli company and a wholly owned subsidiary of Parent (the “Merger Sub”). Terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.10 of this Agreement.

RECITALS

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), Merger Sub (the “Merger Sub Board”) and the Company (the “Company Board”) have approved, and declared advisable, fair to and in the best interests of such entity and its respective shareholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314 – 327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, following the Closing, Parent shall diligently work to dispose of the Legacy Assets and Legacy Liabilities (the “Legacy Sale”);

WHEREAS, in connection with the Merger and the Legacy Sale, (i) each shareholder of the Parent as of immediately prior to the Effective Time shall be entitled to receive one (1) contingent value right (“CVR”) per share of Parent Common Stock held by such shareholder, which shall represent the right to receive contingent payments in cash, subject to any applicable withholding of Taxes and without interest, of the net proceeds resulting from the Legacy Sale, subject to and in accordance with the terms and conditions of the CVR Agreement, and (ii) each holder of an outstanding warrant to purchase shares of Parent Common Stock (collectively, the “Warrant Holders”) as of immediately prior to the Effective Time shall be entitled to receive one (1) CVR per share of Parent Common Stock acquirable upon complete exercise of such warrant;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company or the Merger Sub to their respective creditors;

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company, representing at least 40% of the shares of the Company entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transactions contemplated herein (the “Company Voting Agreements”);

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Parent, representing at least 40% of the shares of the Parent entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transaction contemplated herein (the “Parent Voting Agreements”);

WHEREAS, the Company will apply for a tax ruling pursuant to Section 103K of the Ordinance so that the Merger will be treated as tax-free under the Ordinance;

WHEREAS, each of the Company Board and the Parent Board intends to recommend that the shareholders of the Company and Parent, respectively, approve and adopt this Agreement and the Merger;

WHEREAS, each of Parent, Merger Sub and the Company wish hereby to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

Annex A-1

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

AGREEMENT

Article I
THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the ICL, Merger Sub (as the target company (Chevrat HaYaad)) shall be merged with and into the Company (as an absorbing company (HaChevra HaKoletet)). Following the Merger, the Company (a) shall continue as the surviving corporation (the “Surviving Corporation”), while the separate corporate existence of Merger Sub shall cease; (b) shall be governed by the laws of the State of Israel; (c) shall maintain a registered office in the State of Israel; and (d) shall succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the Parties, which shall be no later than the second Business Day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), remotely by exchange of documents and signatures via Electronic Delivery, unless another time, date or place is agreed to in writing by the Parties hereto.

1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4 Articles of Association. The articles of association of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit A.

1.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Parent, Merger Sub, and Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger in accordance with the ICL.

1.6 Officers and Directors. The officers of the Surviving Corporation immediately at the Closing shall be the officers of the Company, in each case until their respective successors are duly appointed or until their earlier death, resignation or removal.

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Article II
EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1 Effect on Securities.

2.1.0 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest; provided, however, notwithstanding anything to the contrary contained herein or in any other Transaction Agreement, and regardless of the calculations set forth in Exhibit C attached hereto, in the event that the Closing Indebtedness is greater than $0 and/or the Closing Cash is less than $600,000, the resulting number of shares of Parent Common Stock issued as Merger Consideration shall not exceed the product of (i) the number of shares of Parent Common Stock issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

(b) Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Shares), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to provide the holders of the Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

(c) Each Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1.0(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented such Shares, shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(d) At the Effective Time, each Share held as of immediately prior to the Effective Time by the Company (dormant or otherwise) shall be automatically cancelled and retired and shall cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

(e) Parent Common Stock issued in exchange for Section 102 Shares and Section 102 Non Trustee Shares shall be issued to the 102 Trustee on behalf of the beneficial holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plans.

(f) The Parent Common Stock issued as Merger Consideration shall be, upon effectiveness of the F-4, fully registered and freely tradable, and not subject to any lock-up or other similar restrictions.

2.1.1 Conversion of Merger Sub Share Capital. At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any shareholder of Parent, the Company or Merger Sub, each outstanding ordinary share of Merger Sub shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

2.1.2 No Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of shares of Parent Common Stock to be issued to the holder of Shares who would otherwise be entitled to receive a fraction of Parent Common Stock (after aggregating all fractional Parent Common Stock issuable to such holder).

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2.1.3 Estimated Closing Statement.

(a) Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement certified by the Company’s chief executive officer (the “Company Estimated Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Company Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof.

(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, and (c) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness and Closing Cash and the Company’s estimate of Company Closing Cash set forth in the Company Estimated Closing Statement, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company. Promptly after delivering the Parent Estimated Closing Statement to the Company, Parent will meet with the Company to review and discuss the Parent Estimated Closing Statement and Parent will consider in good faith the Company’s comments to the Parent Estimated Closing Statement and make any appropriate adjustments to the Parent Estimated Closing Statement prior to the Closing, as mutually approved by Parent and the Company both acting reasonably and in good faith, which adjusted Parent Estimated Closing Statement shall thereafter become the Parent Estimated Closing Statement for all purposes of this Agreement. The Parent Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with U.S. GAAP or other applicable accounting principles and otherwise in accordance with this Agreement. The Parent Estimated Closing Statement will also include with respect to Closing Indebtedness the amount owed to each creditor of Parent and, with respect to any Closing Indebtedness that the Company and Parent agree to satisfy at the Closing, payment instructions, together with payoff and lien release letters from Parent’s creditors in form and substance reasonably acceptable to the Company.

2.2 Exchange Procedures.

2.2.0 Designation of Exchange Agent and Information Agent; Deposit of Exchange Fund. Prior to or at the Closing, Parent shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent” and “Israeli Sub-Agent”, respectively) and enter into an exchange agreement, in a form reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 2.1 above. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Shares (excluding Section 102 Shares and Section 102 Non Trustee Shares, in respect of which the Parent Common Stock shall be issued directly to the 102 Trustee) for exchange in accordance with this Article 2 through the Exchange Agent, the full number of shares of Parent Common Stock, which shall be in uncertificated book-entry form, issuable pursuant to Section 2.1 above in exchange for outstanding Shares (such shares of Parent Common Stock hereinafter referred to as the “Exchange Fund”), in exchange for outstanding Company Shares. In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1 above, Parent shall promptly deposit, or cause to be deposited, additional shares with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1 or Section 2.2.5.

2.2.1 Exchange Procedures with Respect to Shares. As soon as reasonably practicable after the Effective Time (but not later than three Business Days thereafter), Parent shall direct the Exchange Agent to deliver to a bank or trust company or other nominee appointed by the Company and reasonably acceptable to Parent (the “Coordinator”) the number of shares of Parent Common Stock to which the holders of record of Shares as of immediately prior to the Effective Time become entitled to receive pursuant to Section 2.1.1 above (other than holders of Section 102 Shares and Section 102 Non Trustee Shares, which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Section 2.2.5 below and not this Section 2.2.2). Promptly following the Effective Time, the Coordinator shall mail to each holder of Shares instructions for use in effecting the surrender of the Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article 2. Upon surrender of Shares for cancellation to the Exchange Agent or the Coordinator, together with any letter of transmittal duly executed, as may be required by the Exchange Agent and/or the Coordinator, and any other forms or certificates

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required under Applicable Law, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of this Article 2, and Shares so surrendered shall forthwith be canceled; provided, however, that any Merger Consideration payable to holders of Section 102 Shares and Section 102 Non Trustee Shares shall be paid, deposited or issued to the 102 Trustee on behalf of such holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plan, to be disbursed to the applicable holders in accordance with the provisions of Section 102 and the Options Tax Ruling.

2.2.2 For Book-Entry Shares, upon receipt by the Exchange Agent of a letter of transmittal, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1.1 and Section 2.1. and the Book-Entry Shares so exchanged shall be forthwith canceled; provided, however, no later than 10 days prior to the Closing, the Company and Parent shall reconfirm the exchange procedures set forth herein or revise them by mutual consent in collaboration with the Exchange Agent and the Coordinator.

2.2.3 If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that the Book-Entry Share so surrendered shall be in proper form for transfer to a Person other than the registered holder of such Book-Entry Share surrendered.

2.2.4 Until surrendered, as contemplated by this Section 2.2, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender shares of Parent Common Stock that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1.1 and Section 2.1.3. The Exchange Agent shall accept such Book-Entry Shares and make such payments and deliveries with respect to such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices, and may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall cause the Exchange Agent to accept such transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Notwithstanding anything to the contrary in this Section 2.2.2, any Merger Consideration payable in respect of Section 102 Shares and Section 102 Non Trustee Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.2.2(d).

2.2.5 Notwithstanding anything to the contrary in this Agreement, any consideration that is paid or issued to holders of Section 102 Shares and Section 102 Non Trustee Shares, shall be paid, deposited, or issued to the 102 Trustee under the Assumed Company Plan, on behalf of holders of Section 102 Shares and Section 102 Non Trustee Shares, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable).

2.2.6 Full Discharge. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by Parent. If, after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II,.

2.2.7 No Liability. The rights of a holder of Shares to receive Parent Common Stock upon surrender of the Shares shall expire on the 18-month anniversary of the Closing. Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for any shares of Parent Common Stock (or dividends or distributions, if any, with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Applicable Law.

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2.2.8 Further Actions. If, at or prior to the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement, the directors and officers of the Company, Parent and Merger Sub shall have the authority to take all such lawful and necessary action.

2.3 Equity Awards and Warrants.

2.3.0 At the Effective Time, each Company Equity Award issued and outstanding, whether vested or unvested, shall be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 2.3 (the “Assumed Awards”). All plans, agreements or arrangements described above pursuant to which any Company Equity Award has been issued and/or may be issued are referred to collectively as the “Company Plans.” Subject to the terms of the relevant Company Equity Award, each Company Equity Award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such Company Equity Award, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded down to the nearest whole share) that the holder of such Company Equity Award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Shares immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Equity Award, divided by (y) the Exchange Ratio. All restrictions on the exercise of the Assumed Awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the Assumed Awards shall otherwise remain unchanged.

2.3.1 Prior to the Effective Time, the Company shall cause to be delivered to the holders of Assumed Awards appropriate notices setting forth such holders’ rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Assumed Awards shall continue in effect on the same terms and conditions after giving effect to the Merger. At the Effective Time, Parent shall assume the Company Plans (which following assumption shall be referred to herein as the “Assumed Company Plans”). Promptly following the Effective Time, Parent shall file each Assumed Company Plan with the ITA as required by Applicable Law.

2.3.2 Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Assumed Awards. Promptly following the Effective Time, and in any case no later than 20 Business Days following the Effective Time, Parent shall prepare and file a registration statement on Form S-8 with respect to the Assumed Company Plans and the shares of Parent Common Stock subject to any Assumed Awards. Parent shall use all reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Awards remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. If so required, Parent shall cooperate with the Company by taking all action reasonably required in order to obtain an ISA Exemption (defined below).

2.3.3 At or before the Effective Time, the Company shall, to the extent reasonably requested, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 2.3, provided that such amendments would not adversely impact any of the rights granted to Company optionees under such Company Plans.

2.4 Withholding.

2.4.0 Parent, Merger Sub, the Surviving Corporation, the 102 Trustee, the Exchange Agent and their third-party agents (each, a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of Parent Common Stock or otherwise) pursuant to this Agreement, including by way of a sale of a portion of the Parent Common Stock in the stock exchange, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the Ordinance, Code, Swiss laws (including Swiss withholding tax act), or any provision of state or any other Applicable Law relating to Taxes as determined by the Parent. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made, and (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

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2.4.1 Notwithstanding the provisions of Section 2.4.0, but subject to the provisions of the Tax Rulings, with respect to Israeli Taxes, and in accordance with the Israeli Sub-Agent undertaking provided prior to Closing by the Israeli Sub-Agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any payment payable pursuant to this Agreement to any payee (other than holders of Section 102 Awards, Section 3(i) Options, and any other Merger Consideration issuable to payment recipients, which shall be delivered to the Section 102 Trustee or the 103K Trustee, as applicable), shall be paid to and retained by the Exchange Agent, in each case for the benefit of such payment recipient for a period of 180 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time unless requested otherwise by the ITA, no payments shall be made by the Exchange Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments or other consideration deliverable pursuant to this Agreement, except as provided below and during which time each payment recipient may obtain a Valid Tax Certificate. If a payment recipient delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Exchange Agent, determining tax liability, such shareholder shall transfer the tax liability amount to the Exchange Agent, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the applicable Merger Consideration shall be paid and issued to such person. If any payment recipient either (a) does not provide the Exchange Agent with a Valid Tax Certificate by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request to the Exchange Agent to release his, her or its portion of the Merger Consideration payable or otherwise deliverable prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three Business Days before such time, then the Exchange Agent will transfer the applicable Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfaction of the Parent or the Israeli Sub-Agent or the payment to the Israeli Sub-Agent of the withholding tax amount by the payment recipient. To the extent the Exchange Agent and/or the Israeli Sub-Agent withholds any amounts with respect to Israeli Taxes, any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable payment recipient. If the applicable payment recipient does not satisfy his Israeli Tax obligation to the satisfaction of Parent or the Israeli Sub-Agent prior to the Withholding Drop Date, the Exchange Agent or the Israeli Sub-Agent will: (i) to the extent applicable, sell a portion of the Parent Common Stock applicable to such payment recipient in the stock exchange, in order to allow the payment of any Israeli Taxes as shall be determined by the Israeli Sub-Agent, and transfer the balance to the applicable payment recipient; or (ii) at Parent’s option, which cannot be exercised prior to three Business Days prior to the Withholding Drop Date and subject to the provisions of the Tax Rulings, if obtained and as applicable, deliver such Merger Consideration back to the Parent, to be paid and issued by the Parent to the applicable payment recipient only following full satisfaction of Israeli Taxes to the Parent’s or the Israeli Sub-Agent’s sole satisfaction.

2.4.2 In the event that a Payor receives a written demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA prior to the Withholding Drop Date, (a) such Payor will notify such payee, in writing, of such withholding reasonably promptly after receipt of such demand, and provide such payee with reasonable time (which shall not be less than 30 days, unless otherwise required by the ITA or any Applicable Law, including the Ordinance, as determined by Payor at its reasonable discretion) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling, or confirmation from the ITA; and (b) to the extent that any such certificate, ruling, or confirmation is not provided by such payee to the Payor prior to the time required by the ITA or under any Applicable Law, the Exchange Agent shall deliver the applicable portion of the Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfactory of Parent or the payment to Parent of the withholding tax amount by the payment recipient, including any interest, indexation and fines required by the ITA in respect thereof.

2.4.3 Notwithstanding anything to the contrary in this Agreement, the Exchange Agent, the Israeli Sub-Agent and the trustee appointed under the 103K Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of such Tax Rulings, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such Tax Rulings, as the case may be.

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Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as expressly disclosed in any documents filed or furnished by the Company with the ISA and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

3.1 Organizational and Qualification; Subsidiaries; Investments. The Company is duly organized and validly existing under the Applicable Laws of Israel and is not a “defaulting company” as such term is defined in the ICL. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is duly qualified to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Company. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

3.1.1 Section 3.1.1 of the Company Disclosure Schedule sets forth a true and complete list of all the Company’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Company’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 3.1.1 of the Company Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Company’s Subsidiaries or shares of the Company’s Subsidiaries reserved for issuance. Each of the Company’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Company’s interests in its Subsidiaries, and except as set forth in Section 3.1.1 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Company are in full force and effect.

3.1.2 Section 3.1.2 of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company or its Subsidiaries have employees or facilities. Each of the Company and its Subsidiaries is duly qualified or licensed and, to the extent such concept exists under Applicable Law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.2 Capitalization Of the Company and Its Subsidiaries.

3.2.0 The authorized share capital of the Company consists of 15,000,000 Shares, of which, as of September 27, 2024 (the “Measurement Date”), 4,193,689 Shares were issued and outstanding. None of the Shares are held by a Subsidiary of the Company. Between the Measurement Date and the date hereof, except as disclosed in Section 3.2.0

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of the Company Disclosure Schedule, no Shares have been issued (other than Shares issuable upon the exercise of existing Company Equity Awards) and no Company Equity Awards have been granted. All of the outstanding Shares have been (and all Shares which may be issued pursuant to the Company Plans when issued in accordance with the terms thereof will be) validly issued, fully paid, nonassessable and free of preemptive rights. As of the Measurement Date, 2,784,188 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Equity Awards. Each Company Equity Award was granted in compliance with all Applicable Laws and all of the terms and conditions of the Company Plans. Except as set forth above and as disclosed in Section 3.2.0 of the Company Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities or Capital Stock of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) options, preemptive or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (collectively “Company Securities”). There are no outstanding rights or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except for the Company Voting Agreements and as set forth in Section 3.2.0(iii) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary of the Company is bound relating to the voting or registration of any shares of Capital Stock of the Company or any of its Subsidiaries.

3.2.1 All of the outstanding Capital Stock of the Company’s Subsidiaries owned by the Company have been duly authorized, validly issued and are fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction on the right to vote or sell the same, other than restrictions on transfer under applicable securities laws. Except as disclosed in Section 3.2.1 of the Company Disclosure Schedule, there are no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, options or other rights to acquire from the Company or any of its Subsidiaries, any Capital Stock or other ownership interests in or any other securities of any Subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such Capital Stock. There are no outstanding contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of Capital Stock or other ownership interests in any Subsidiary of the Company.

3.2.2 Section 3.2.2 of the Company Disclosure Schedule sets forth a complete and correct list (the “Awards Schedule”) of all Awards outstanding as of the date hereof, which list includes, with respect to each outstanding Award: (i) the name of the holder of such Award; (ii) the service relationship of such Award holder at the time of grant (i.e., director, employee, independent contractor, or consultant of the Company or any of its Subsidiaries); (iii) the status of such Award holder (i.e., active or terminated); (iv) the number of Shares underlying such Award; (v) the grant date of such Award, (vi) the classification of such Award as Section 3(i) Options, Section 102 Awards, Section 102 Non Trustee Awards, Section 102 Shares, Section 102 Non Trustee Shares, etc.; (vii) the vesting schedule (including any accelerated vesting provisions and a description of the acceleration triggers) and vesting status with respect to such Award; (viii) the exercise price or repurchase price of such Award; (ix) the expiration date of such Award; and (x) whether the Award permits early exercise. Except as otherwise set forth in the Awards Schedule, no vesting schedule of any Award or any similar security issued by the Company or any of its Subsidiaries shall accelerate as a consequence of the Merger, or a termination of employment or services, either alone or in combination with any other event. All Awards have been documented with the Company’s standard form of agreement or award document, complete and correct copies of which have been made available to Parent. Except as set forth in Section 3.2.2 of the Company Disclosure Schedule, each Award (A) issued to individuals who are U.S. tax payers has an exercise price per Share equal to or greater than the fair market value of an Share at the close of business on the date of such grant, (B) has a grant date identical to the date on which the Company’s board of directors actually awarded such Award, (C) qualifies for the tax and accounting treatment afforded to such Award in the Company’s Tax Returns and the Company’s financial statements, respectively, (D) with respect to Award issued to individuals who are U.S. tax payers, does not trigger any Liability for the holder thereof under Section 409A of the Code, and (E) may be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of such Award and Section 2.3 hereof. The Company has the requisite authority under the terms of the 102 Plans and any other applicable Contract to take the actions

Annex A-9

contemplated in this Agreement with respect to any adjustment, amendment, or cancellation of the terms of its Awards, and such adjustments, amendments, and cancellations will, as of the Closing, be binding on the holders of Awards purported to be covered thereby.

3.2.3 There is no prohibition or impediment in any Company Plan that would prevent the assumption of such Company Plan by Parent in connection with the transactions contemplated herein.

3.3 Authority Relative to This Agreement; Recommendation.

3.3.0 The Company has all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.2, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and as of the Closing, by the Company’s shareholders in accordance with the ICL and the Articles of Association of the Company, and no other corporate or similar proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 3.3.0 of the Company Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Company is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by the Company and constitutes, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

3.3.1 Without limiting the generality of the foregoing, the Company Board (i) has unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Company Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Company Recommendation.

3.3.2 The approval of the Company and Company’s shareholders as approved in the Company Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of the Company required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

3.4 Israeli Securities Filings; Financial Statements.

3.4.0 The Company has filed all forms, reports and documents with the ISA and the Tel-Aviv Stock Exchange (the “TASE”) required to be filed under Applicable Law or the rules and regulations of TASE (such forms, reports and documents, collectively, the “Company Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of applicable ISL and the rules of the TASE as in effect on the dates such forms, reports and documents were filed. None of such Company Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company Securities Filing filed subsequently and prior to the date hereof. All of the Company Financial Statements comply, as of their respective dates of filing with the ISA, in all material respects with the applicable accounting requirements and the rules and regulations of the ISA and TASE with respect thereto, were prepared in accordance with IFRS and the applicable accounting requirements of the ISA as each was in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Company, no circumstance exists that would be reasonably expected to require, the Company to restate any of the Company Financial Statements.

Annex A-10

3.4.1 The Company has heretofore made available, and hereafter will promptly make available to Parent, a complete and correct copy of any material amendments or modifications that are required to be filed with the ISA, but have not yet been filed with the ISA, to agreements, documents or other instruments that previously had been filed by the Company with the ISA.

3.4.2 Other than in connection with this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is now, nor has it been at any time subject to any filing requirements under the Securities Act relating to an offering of securities by the Company or the periodic reporting requirements under the Exchange Act or the rules and regulations promulgated thereunder or securities laws of any jurisdiction other than Israel.

3.4.3 All share registers required to be kept by or on behalf of the Company or any of its Subsidiaries under the provisions of any Applicable Law are true, complete, and accurate in all material respects. All returns, particulars, resolutions, reports and other documents required to be filed with or delivered to any Governmental Entity in respect of the Company or its Subsidiaries are true, complete and accurate and have been properly filed or delivered in a timely manner or a proper exemption from such filing was obtained, except where the failure to file such true, complete and accurate returns, particulars, resolutions, reports and other documents does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.4.4 The Company and its Subsidiaries maintain books and records that fairly reflect their material assets and liabilities. Since January 1, 2024, except as set forth in the Company Audited Financial Statements or as required under Applicable Law, there has been no material change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates.

3.5 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in applications for Tax Rulings, the ISA Exemption Application, and/or the registration statement on Form F-4 to be filed with the SEC, and any amendment or supplement thereto (the “Form F-4”) and the Israel Prospectus (if applicable) will, at the time it becomes effective under the Securities Act and when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Company’s shareholders to be held in connection with the Merger (the “Company Proxy Statement” and the “Company Shareholder Meeting”, respectively), or in the notice of the Parent Shareholder Meeting and Parent Proxy Statement (as defined below), will, at the date mailed to shareholders of the Company or Parent and at the time of the Company Shareholder Meeting or Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Company for inclusion in the Form F-4 and the Israel Prospectus will comply as to form in all material respects with the provisions of Form F-4. The Company Proxy Statement will comply in all material respects with the provisions of Applicable Law and the charter documents of the Company, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Company Proxy Statement. Notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the ISA Exemption Application, Form F-4, Israel Prospectus (if applicable), the Proxy Statements (as defined below), Company Shareholder Meeting, the Parent Shareholder Meeting or any filing made to Swiss regulators, which information or statements were not supplied by or on behalf of the Company.

3.6 Consents and Approvals; No Violations.

3.6.0 Except (i) as set forth in Section 3.6 of the Company Disclosure Schedule, (ii) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, and any filings under similar merger notification or foreign investment laws or regulations of any non-Israeli or non-United States Governmental Entity, to the extent required by Applicable Law, and (iii) the filing with and recordation by the Companies Registrar of the Merger Proposal, and other filings as required by the ICL and under the R&D Law, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement and the Transaction Agreements to which it is or will

Annex A-11

be a party or the consummation by the Company of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

3.6.1 Assuming that all Consents described in Section 3.6.0 have been obtained or made, neither the execution, delivery and performance by the Company, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of the Company, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it or any of its respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to the Company or any of its respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which the Company, or any of the assets owned or used by the Company, is subject, or (v) result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 3.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.7 No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association, articles of association and other charter documents (or similar governing or organizational documents), (b) any Contract to which the Company or any of its Subsidiaries is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

3.8 No Undisclosed Liabilities; Absence of Changes.

3.8.0 Neither the Company nor any of its Subsidiaries has any Liabilities of a type required by IFRS to be reflected on a consolidated balance sheet of the Company (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, the other Transaction Agreements, and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 3.8.0(b) of the Company Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, and (d) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding).

3.8.1 Except (x) as set forth in Section 3.8.1 of the Company Disclosure Schedule, and/or (y) as disclosed in the Company Securities Filings, since the date of the Latest Balance Sheet, there have been no events, developments, changes or occurrences with respect to the Company or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as set forth in Section 3.8.1 of the Company Disclosure Schedule, since December 31, 2023, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof and prior to the Effective Time, would constitute a breach of Section 5.2 of this Agreement. Since December 31, 2023, there has not been any material damage, destruction, or other casualty loss with respect to any material asset or property owned, leased, or otherwise used by the Company or any of its Subsidiaries.

3.9 Litigation. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Company, any manager, director or officer of the Company or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on the Company, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Company, there is no basis on which any such Proceeding may

Annex A-12

be brought or threatened against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

3.10 Compliance With Applicable Law

3.10.0 The Company and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Company, its Subsidiaries and its and their operations; and the Company has not received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

3.10.1 To the Knowledge of the Company, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company of any Applicable Law applicable to the Company or its Subsidiaries or their respective business.

3.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act (“PHSA”), the Federal Food, Drug and Cosmetic Act (“FDCA”) or any other similar Law administered or promulgated by any drug regulatory agency (the “Drug Regulatory Agency”), or there is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

3.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Company or its Subsidiaries, or in which Company or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Company Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Company nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Company or its Subsidiaries or in which Company or its current products or product candidates have participated. All Company Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

3.10.4 Neither Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Company, threatened against Company, any of its Subsidiaries or any of their respective officers, employees or agents.

3.10.5 Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160,

Annex A-13

Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Company or a Subsidiary is a party or otherwise bound. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Company or an agent or third party subject to a Business Associate Agreement with Company or any of its Subsidiaries. Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 3.10.5 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.10.6 The Company and its Subsidiaries have not received any notice that the ISA or the TASE has commenced or threatened to initiate any actions to delist the Shares listed on the TASE. The Company has provided or made available and, after the date hereof, will provide or make available to Parent and its counsel, promptly upon receipt, copies of all material written correspondence between the Company and the ISA and the TASE since the Lookback Date.

3.10.7 The Company and its Subsidiaries hold all material Consents, ratifications, registrations, permits, licenses, variances, exemptions, orders, and certificates from all respective Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses as currently conducted.

3.11 Environmental Laws and Regulations.

3.11.0 Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or as set forth in Section 3.11.0 of the Company Disclosure Schedule, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property and, to the Knowledge of the Company, there are no circumstances or conditions, which would prevent compliance with the applicable Environmental Laws; (c) there are no past, pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries or any Company Property; and (d) the Company and its Subsidiaries are not subject to any outstanding written orders or agreements with any Governmental Entity or other Person respecting (i) Environmental Laws, (ii) remedial action, or (iii) any Release or threatened Release of a Hazardous Material.

3.11.1 The Company has made available to Parent copies of any and all material environmentally related assessments, audits, investigations, sampling or similar reports in the possession of the Company.

3.12 Taxes. Except as set forth in Section 3.12.0 of the Company Disclosure Schedule:

3.12.0 The Company and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by the Company and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid (after taking into account all available extensions) to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company or any of its Subsidiaries.

3.12.1 No claim for assessment or collection of material Taxes is presently being asserted in writing against the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to any pending material action, proceeding, or investigation by any Tax authority relating to a material Tax nor does the Company or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from the Company or any of its Subsidiaries, which is still in effect.

Annex A-14

3.12.2 Neither the Company nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

3.12.3 Neither the Company nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Authority for Investments and Development of the Industry and Economy of the Israeli Ministry of Economy and Industry, acting under the Israeli Law for Encouragement of Capital Investments, 5719 – 1959 (the “Investment Center”) of “Approved Enterprise” or “Benefitted Enterprise” status; nor have they received any grants from the Israel Innovation Authority (the “IIA”) or otherwise under the R&D Law; and there are no royalties, fees, repayments or other amounts due or payable by the Company to any governmental entity with respect to any of the foregoing. No prior approval of the Investment Center, the IIA, or any other Governmental Entity, is required in order to consummate the transactions contemplated by this Agreement, or to preserve entitlement of the Company or any of its Subsidiaries to any such incentive, subsidy, or benefit.

3.12.4 The Company and its Subsidiaries have provided adequate reserves in accordance with IFRS, where applicable, in the most recent Company Financial Statements for any Taxes that have not been timely paid. Since the date of the Company Financial Statements and for periods beginning after the most recent Tax Return filed by the Company or any of its subsidiaries, the Company and its subsidiaries have accrued or provided in their books and records for all Taxes.

3.12.5 No claim has been made in writing to the Company or any of its Subsidiaries by a Tax authority in a jurisdiction where neither the Company nor any Subsidiary files Tax Returns that the Company or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

3.12.6 Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was the Company) or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise except as set forth in Section 3.12.6 of the Company Disclosure Schedule.

3.12.7 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Company or any of its Subsidiaries before the Closing Date.

3.12.8 Reserved

3.12.9 Neither the Company nor any of its Subsidiaries is, or has ever been, subject to any Taxes in the United States.

3.12.10 The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which it might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by the Company, (ii) has collected and timely remitted to the relevant taxing authority all output VAT which the Company is required to collect and remit under any Applicable Law, and (iii) has not received a refund for input VAT for which the Company is not entitled under any Applicable Law.

3.12.11 Neither the Company nor any of its Subsidiaries, is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

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3.12.12 Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction or action which would require special reporting in accordance with Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under Applicable Law. Neither the Company nor its Subsidiaries has received any “reportable tax opinion” or taken any “reportable position,” all within the meaning of Sections 131D and 131E of the Israeli Tax Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance New Version 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958.

3.12.13 Neither the Company nor any of its Subsidiaries is or has ever been a real property corporation (Igud Mekarke’in) within the meaning of Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

3.12.14 Neither the Company nor its Subsidiaries has received any letter ruling from any taxing authority, and no request for such a ruling is currently pending.

3.12.15 The Company has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

3.13 Intellectual Property.

3.13.0 Section 3.13.0 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s and each of its Subsidiary’s Israeli, United States and foreign (i) patents and patent applications; (ii) trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its Subsidiaries. For purposes of this Agreement, the Company’s and each of its Subsidiary’s Trademarks, Patents, patent applications, Copyrights and Trade Secrets listed on Section 3.13.0 of the Company Disclosure Schedule are sometimes referred to hereinafter as the “Company Trademarks,” and “Company Patents,” respectively.

3.13.1 Trademarks.

(a) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not reasonably be expected to result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

(b) To the Knowledge of the Company, all Company Trademarks are valid and enforceable as against any third party.

3.13.2 Patents.

(a) To the Knowledge of the Company, all Company Patents and patent applications are being diligently prosecuted and currently in compliance with all applicable legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use having a final due date prior to the date hereof) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

(b) To the Knowledge of the Company, all issued Company Patents are valid and enforceable as against any third party.

3.13.3 Ownership; Sufficiency of Intellectual Property Assets. Except as described in Section 3.13.3 of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens (other than Company’s Permitted Liens), all of its Intellectual Property used in or required for their respective businesses as currently conducted.

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3.13.4 No Infringement by Third Parties. Except as described in Section 3.13.4 of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims have been brought against any third party by the Company or any of its Subsidiaries.

3.13.5 No Proceedings. There are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or, to the Company’s Knowledge threatened (including in the form of offers to obtain a license), (i) alleging any infringement, misappropriation, or other violation by the Company or a Subsidiary of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries or the Company’s right, title, or interest in or to any Intellectual Property owned by the Company or its Subsidiaries; or (iii) by the Company or its Subsidiaries alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. There are no facts or circumstances that could reasonably be expected to give rise to any such Proceeding. Neither the Company nor its Subsidiaries is subject to any outstanding Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the ownership or use of any Intellectual Property owned or licensed by the Company or its Subsidiaries.

3.13.6 No Collaboration with Research Institutions. Except as set forth in Section 3.13.6 of the Company Disclosure Schedule, no personnel, facilities, resources, grants, incentives, exemptions, qualifications or subsidies of any university, college, other educational institution international organization or research center, were used in the development of the Company Products or Services or Intellectual Property of the Company or any products or services currently under development by the Company or its Subsidiaries.

3.14 Insurance. All of the insurance policies, including fire and casualty, if any, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (the “Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Company and its Subsidiaries. The Company has made available to Parent correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. There is no material claim pending under any insurance policies of the Company and its Subsidiaries.

3.15 Certain Business Practices.

3.15.0 None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any directors, officers, agents or employees of the Company or any of its Subsidiaries or to the Knowledge of the Company any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Company, or any employee or agent of any customer or supplier of the Company; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Company, any employee or agent of any customer or supplier of the Company, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction), in each case which (i) may subject the Company to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Company or its business, or (iii) if not continued in the future, may materially affect the Company or its business.

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3.15.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has taken, nor to the Knowledge of the Company have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, Section 291 or 291A of the Israeli Penal Law 5737-1977 (Bribery Transactions), or any other Applicable Laws relating to bribery or corruption, and legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials (the “Anti-Corruption Laws”). Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

3.15.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Export Administration Regulations, including the anti-boycott regulations contained therein, 15 C.F.R. Parts 730 to 774; (ii) the Foreign Trade Regulations, 15 C.F.R. Part 30, administered by the United States Department of Commerce; (iii) the Arms Export Control Act (22 U.S.C. 2778) and the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130, administered by the United States Department of State; (iv) the embargoes, restrictions and regulations administered by OFAC, 31 C.F.R. Parts 500 to 597; (v) Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Prohibited Persons; and (vi) the Tariff Act of 1930, as amended, and regulations administered by the United States Department of Homeland Security, Bureau of Customs and Border Protection, as well as the Israeli Defense Export Controls Law, 5767-2007 (collectively, the “Trade Laws”). The Company and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Company and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Company’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Company’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Company, its Subsidiaries or any directors, managers or officers or employees of the Company or its Subsidiaries, or, to the Company’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Company or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

3.15.3 The Company and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the

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Company, its Subsidiaries or any director, manager or officer of the Company or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.16 Tangible Personal Property; Title; Sufficiency of Assets

3.16.0 Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries own, and has good title to, each of the tangible assets reflected as owned by the Company or its Subsidiaries on the Latest Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than the Company’s Permitted Liens. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

3.16.1 All tangible personal property owned by the Company and its Subsidiaries and all of the items of material tangible personal property used by the Company and its Subsidiaries under the Personal Property Leases or otherwise have been reasonably maintained, are structurally sound, are in reasonably good operating condition and repair, subject to normal wear and tear, and are adequate for the uses to which they are currently being put by the Company and its Subsidiaries in the operation of their businesses as currently conducted, and none of such items of material tangible personal property is in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course of the Company’s business consistent with past practice that are not material in nature or cost.

3.17 Material Contracts.

3.17.0 Section 3.17.0 of the Company Disclosure Schedule lists each Contract to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which provides for any material license or other material arrangement with respect to any Intellectual Property of the Company; (iv) which constitutes an undertaking or agreement with the IIA or any other Governmental Entity; (v) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (vi) under which the Company or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vii) which is a Labor Agreement or any other Contract with any labor union; (viii) which is a Real Property Lease or a Personal Property Lease; (ix) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Company or any of its Subsidiaries; (x) pursuant to which the Company is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (xi) all powers of attorney or other similar agreements or grant of agency by the Company; (xii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Company or any of its Subsidiaries; (xiii) pursuant to which the Company or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries); (xiv) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xv) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Company or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Company or any Subsidiary of the Company; or (xvi) which relates to the acquisition or sale of any material assets of the Company or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice; (each such Contract disclosed or required to be disclosed on Section 3.17.0 of the Company Disclosure Schedule, a “Company Material Contract”).

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3.17.1 All Company Material Contracts are valid, legal, and binding and in full force and effect as to the Company or its Subsidiaries and are enforceable against the other parties thereto subject to bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Company and its Subsidiaries have paid in full or accrued all material amounts now due from them thereunder and have satisfied in full or provided for all of their material liabilities and obligations thereunder which are presently requested to be satisfied or provided for. None of the Company, the Subsidiaries nor, to the Knowledge of the Company, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract. The Company has not and none of its Subsidiaries has issued or received any written notice of termination, cancellation, material breach or default under any Company Material Contract and no counterparty to a Company Material Contract has made any written demand for such renegotiation of any material terms of any Company Material Contract. True and complete copies of all Company Material Contracts, together with all amendments thereto through the date hereof, have been made available to Parent.

3.18 Grants, Incentives and Subsidies. Section 3.18 of the Company Disclosure Schedule provides a complete list of all grants, incentives, and subsidies (collectively, “Grants”) and applications therefor that are pending and outstanding as of the date hereof from the Government of the State of Israel or any agency thereof, or from any Governmental Entity, granted to the Company or any Subsidiary, including the IIA. Without limiting the generality of the above, Section 3.18 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding payment obligations thereunder of the Company or any Subsidiary with respect to royalties, or the outstanding amounts to be paid by the IIA to the Company. Section 3.18 of the Disclosure Schedule also identifies the specific Company’s Products and Services developed with each Grant.

3.19 Affiliates; Transactions with Affiliates.

3.19.0 Except for the directors and executive officers of the Company, each of whom is listed in Section 3.19.0 of the Company Disclosure Schedule, there are no Persons who, to the Knowledge of the Company, may be deemed to be Affiliates of the Company under Rule 145 of the Securities Act.

3.19.1 Except as disclosed on Section 3.19.1 of the Company Disclosure Schedule, no Related Party of the Company or any of its Subsidiaries is presently engaged in any transactions or business arrangements with the Company or any of its Subsidiaries. No Related Party of the Company or any of its Subsidiaries (except in his capacity as such or in his capacity as a shareholder or optionholder of the Company or its Subsidiaries) (i) is a party to any Contract with the Company; (ii) has any direct or indirect material interest in (a) any property, assets or rights of or used by the Company or that of any of its Subsidiaries, (b) any franchisor, competitor, customer, supplier, distributor, lessor, independent contractor or agent of the Company or any of its Subsidiaries (including as an officer, director, manager, employee or consultant of any such Person), or (c) any Person which is a party to any Contract required to be listed pursuant to Section 3.17.0 other than, in the case of clauses (b) and (c) above, as a Person owning beneficially less than 1% of the equity of such entity; or (iii) has outstanding any Indebtedness owed to the Company, or is the obligee or beneficiary of any liability of the Company, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business or any rights or obligations such Related Party may have in its capacity as a holder of Shares or holder of Company Equity Awards.

3.20 Brokers. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Employee Benefits. Except as disclosed in Section 3.21 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

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3.22 Labor and Employment Matters.

3.22.0 All amounts that the Company or any Subsidiary is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension, life insurance, incapacity insurance, continuing education fund or other similar fund, or (ii) to withhold from their employees’ salaries and pay to any Governmental Entity as required by the Israeli Income Tax Ordinance (New Version) and any other Applicable Law have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries have any outstanding obligation to make any such deduction, transfer, withholding or payment except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.22.1 Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

3.22.2 The Company and its Subsidiaries are in compliance with all Applicable Law pertaining to the employment of labor, including all such laws and orders relating to wages, hours, overtime, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and similar taxes other than any such non-compliance which does not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.22.3 Israeli Employees.

(a) With respect to employees who reside or work in Israel or whose employment contract is otherwise subject to the laws of the State of Israel (“Israeli Employees”):

(i) No Israeli Employee is subject to any collective bargaining agreement and/or extension order (“tzav harchava”) (other than extension orders that are generally applicable to all employers or employees in Israel); and

(ii) The Company is not, nor was it ever, a member of any employers’ association or organization, and the Company does not pay, nor has it ever paid, any payment to an employers’ association or organization and no employers association or organization has made any demand for payment of any kind from the Company.

(b) All obligations of the Company or its subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law-1963, to pay unused vacation pursuant to the Annual Leave Law – 1951, accrued bonuses and recreation pay, or any Contract are fully funded, or if not required to do so are accrued on the financials statement of the Company except for obligations towards severance pay that is fully funded.

Other than as appear on Section 22(c) of the Company Disclosure Schedule, All of the Company’s Israeli Employees are subject to the arrangement under Section 14 to the Israeli Severance Pay Law, 5723 1963 (the “Section 14 Arrangement”). The Company’s obligations to provide statutory severance pay to its Israeli Employees are fully funded in accordance with the Section 14 Arrangement and it is and was implemented properly, from the commencement date of the Israeli Employee’s employment and on the basis of the Israeli Employees’ entire determining salary, such that the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with Section 14 Arrangement.

3.23 Indebtedness.

3.23.0 Section 3.23.0 of the Company Disclosure Schedule sets forth all outstanding Indebtedness of the Company and its Subsidiaries as of June 30, 2024, including the amount outstanding with respect thereto.

3.23.1 Section 3.23.1 of the Company Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Company or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Company.

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3.24 Real Property. The Company and its Subsidiaries do not own, and have never owned, any real property. Section 3.24 of the Company Disclosure Schedule sets forth a complete and accurate list of all leases, licenses or other similar written agreements relating to the occupancy (the “Real Property Leases”) of the real property (the “Leased Real Property”) to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound. The Company or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Company’s Permitted Liens.

3.25 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.10 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the other Transaction Agreements, the Merger or any other transaction contemplated by this Agreement and the other Transaction Agreements. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

3.26 No Other Representations. The Company acknowledges that none of Parent or Merger Sub or any of their Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Parent under this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

Except (x) as expressly disclosed in any documents filed or furnished by the Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification; Subsidiaries.

4.1.0 Each of Parent and Merger Sub is duly organized and validly existing under the Applicable Laws of its jurisdiction of organization. Merger Sub is not a “defaulting company” as such term is defined in the ICL. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. The Parent is duly qualified or registered as a foreign company to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

4.1.1 Section 4.1.1 of the Parent Disclosure Schedule sets forth a true and complete list of all the Parent’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Parent’s Subsidiaries are owned by

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the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Parent’s Subsidiaries or shares of the Parent’s Subsidiaries reserved for issuance. Each of the Parent’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Parent, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Parent’s interests in its Subsidiaries, and except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Parent have been made available to the Company, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Parent are in full force and effect. The Subsidiaries of the Parent are not in violation of their respective organizational or governing document.

4.1.2 Merger Sub is an Israeli corporation. Except in connection with this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, Merger Sub has not conducted any operations, entered into any agreements and has not and will not have prior to the Effective Time or the earlier termination of this Agreement any Liabilities except those arising under this Agreement and the other Transaction Agreements and from the transactions contemplated herein and therein.

4.2 Capitalization of Parent and Merger Sub.

4.2.0 The authorized share capital of the Parent consists of 1,172,000 shares of Parent Common Stock, of which, as of the Measurement Date, 1,172,000 shares of Parent Common Stock were issued and outstanding. 55,000 shares of Parent Common Stock are reserved for issuance upon payment of outstanding restricted stock units or other awards or pursuant to the Parent Share Option Plan Regulation 2021, 104,334 shares of Parent Common Stock are held by Parent in its treasury and 655,860 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding warrants. Between the Measurement Date and the date hereof, except as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, no shares of Parent Common Stock have been issued (other than shares issuable upon the exercise of existing awards) and no restricted stock units or other awards have been granted. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued in the Merger or upon exercise of any Company Equity Award assumed hereunder (and all shares of Parent Common Stock which may be issued pursuant to any option or warrant) will be, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above and as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities of the Parent, (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other securities of the Parent, (iii) options, preemptive or other rights to acquire from the Parent or any of its Subsidiaries, or obligations of the Parent or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Parent or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Parent or any of its Subsidiaries or other similar rights (collectively “Parent Securities”). There are no outstanding rights or obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except for the Parent Voting Agreements and as set forth in Section 4.2.0(iii) of the Parent Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which the Parent or any Subsidiary of the Company is bound relating to the voting or registration of any shares of securities of the Parent or any of its Subsidiaries.

4.2.1 The authorized share capital of Merger Sub consists of 15,000 ordinary shares with no par value. All of the issued and outstanding ordinary shares of Merger Sub are owned by Parent, and there are no other outstanding shares or other voting securities of Merger Sub or rights to acquire the same.

4.3 Authority Relative to This Agreement; Recommendation.

4.3.0 Parent and Merger Sub have all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.3 below, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Parent and Merger Sub of this

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Agreement and the other Transaction Agreements to which each is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Parent Board on behalf of Parent and the Merger Sub and, as of the closing, by the sole shareholder of the Merger Sub, and other than the aforesaid ratification and the approval of the Transaction Agreements by the shareholders of the Parent, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 4.3.0 of the Parent Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Parent or Merger Sub is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by each of the Parent and Merger Sub and constitutes, assuming the due authorization, execution and delivery hereof and thereof by the Company, the valid, legal and binding agreement of each of the Parent and Merger Sub, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

4.3.1 Without limiting the generality of the foregoing, the Parent Board and the Merger Sub Board (i) have unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Parent Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Parent Recommendation.

4.3.2 The approval of Parent, as the sole stockholder of Merger Sub, and Parent’s shareholders as approved in the Parent Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of Merger Sub and Parent, respectively, required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

4.4 SEC Reports; Financial Statements .

4.4.0 The Parent has filed all forms, reports and documents with the United States Securities and Exchange Commission (the “SEC”) required to be filed under Applicable Law or the rules and regulations of the SEC and any relevant law or regulation of Switzerland (“Swiss Law”) (such forms, reports and documents, collectively, the “Parent Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of Swiss Law and the rules of the SEC as in effect on the dates such forms, reports and documents were filed. None of such Parent Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent Securities Filing filed subsequently and prior to the date hereof. All of the Parent Financial Statements comply, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and the rules and regulations of the SEC and Swiss Law with respect thereto, were prepared in accordance with U.S. GAAP as in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Parent as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Parent, no circumstance exists that would be reasonably expected to require, the Parent to restate any of the Parent Financial Statements.

4.4.1 Sarbanes-Oxley; Internal Accounting Controls. The Parent, its Subsidiaries and their respective officers and directors are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date. The Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAPP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent and its Subsidiaries have established disclosure controls and procedures

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(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Parent and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Parent in the reports it files or submits under the Exchange Act and Swiss Law is recorded, processed, summarized and reported, within the time periods specified in the relevant rules and forms. The Parent’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Parent and its Subsidiaries as of the end of the period covered by the most recently filed Form 20-F under the Exchange Act (such date, the “Evaluation Date”). The Parent presented in its most recently filed Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Parent and its Subsidiaries.

4.4.2 Investment Company. The Parent is not, and is not an Affiliate of, and immediately after receipt of payment for the securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Parent shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.4.3 Listing and Maintenance Requirements. The Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and the Parent has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act nor has the Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in the last sentence of this Section 4.4.3, the Parent has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Parent Common Stock are or have been listed or quoted to the effect that the Parent is not in compliance with the listing or maintenance requirements of such Trading Market.

4.4.4 Application of Takeover Protections. The Parent and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that will be triggered upon the consummation of the transactions contemplated under the Transaction Agreements, including without limitation as a result of the Parent’s issuance of Parent Common Stock.

4.5 Information Supplied. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference in applications for the ISA Exemption Application, and/or the registration statement on Form F-4 and the Israel Prospectus will, at the time it becomes effective under the Securities Act and if applicable, when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Parent’s shareholders to be held in connection with the Merger (the “Parent Proxy Statement”, together with the Company Proxy Statement, each a “Proxy Statement”, and together, the “Proxy Statements”, and the “Parent Shareholder Meeting”, respectively), or in the notice of the Company Shareholder Meeting and Company Proxy Statement, will, at the date mailed to shareholders of the Parent or Company, and at the time of the Parent Shareholder Meeting or Company Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Parent for inclusion in the Israel Prospectus, if applicable, will comply as to form in all material respects with the provisions of Form F-4. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the ISA Exemption Application, the Form F-4, Israel Prospectus, the Proxy Statements, Parent Shareholder Meeting or the Company Shareholder Meeting, which information or statements were not supplied by or on behalf of the Parent.

4.6 Consents and Approvals; No Violations.

4.6.0 Except (i) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, Swiss Law, and any filings under similar merger notification or foreign investment laws or regulations of foreign Governmental Entities, to the extent required by Applicable Law, and (ii) such other Consents as may be required by reason of the status of the Parent or

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its Affiliates, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Parent or Merger Sub of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Parent or Merger Sub of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on Parent.

4.6.1 Assuming that all Consents described in Section 4.6.0 have been obtained or made, neither the execution, delivery and performance by the Parent or Merger Sub, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the respective memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to Parent or Merger Sub or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which Parent or Merger Sub, or any of the assets owned or used by the Parent or Merger Sub, is subject, or (v) result in the creation of a Lien on any property or asset of the Parent or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 4.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.7 No Default. The Parent is not in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its charter documents (or similar governing or organizational documents), (b) any Contract to which the Parent is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

4.8 No Undisclosed Liabilities.

4.8.0 Neither Parent nor any of its Subsidiaries has any Liabilities of a type required by U.S. GAAP to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, and the other Transaction Agreements and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 4.8.0 of the Parent Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the unaudited balance sheet of Parent, dated as of the Latest Balance Sheet Date, and (d) Liabilities incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding). Except as set forth on Schedule 4.8.0 of the Parent Disclosure Schedule, Parent shall have no Indebtedness as of the Closing.

4.8.1 Except as disclosed in the Parent Securities Filings, since December 31, 2023, there have been no events, developments, changes or occurrences with respect to the Parent or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Parent.

4.9 Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Parent, any manager, director or officer of the Parent or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on Parent, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Parent, there is no basis on which any such Proceeding may be brought or threatened against the Parent or its Subsidiaries. None of the Parent, any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

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4.10 Compliance with Applicable Law.

4.10.0 Parent and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Parent, its Subsidiaries and its and their operations; and neither the Parent nor its Subsidiaries has received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

4.10.1 To the Knowledge of the Parent, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Parent or its Subsidiaries of any Applicable Law applicable to the Parent, its Subsidiaries or their respective business.

4.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of Parent, threatened with respect to an alleged material violation by the Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the PHSA, the FDCA or any other similar Law administered or promulgated by any Drug Regulatory Agency, or there is no act, omission, event, or circumstance of which the Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

4.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Parent Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Parent nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries or in which Parent or its current products or product candidates have participated. All Parent Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

4.10.4 Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

4.10.5 Parent and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or a Subsidiary is a party or otherwise bound. Neither the Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable

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information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent or any of its Subsidiaries. Parent is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 4.10 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

4.11 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

4.12 Ownership of Stock in the Company and its Subsidiaries. Neither Parent nor Merger Sub own or hold any Shares.

4.13 Taxes.

4.13.0 Except as set forth in Section 4.13.0 of the Parent Disclosure Schedule, Parent and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by Parent and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets or bank accounts of Parent or any of its Subsidiaries.

4.13.1 Except as set forth in Section 4.13.1 of the Parent Disclosure Schedule, no claim for assessment or collection of material Taxes is presently being asserted in writing against Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries is a party to any pending action, proceeding, or investigation by any Tax authority relating to a material Tax nor does Parent or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from Parent or any of its Subsidiaries, which is still in effect.

4.13.2 Except as set forth in Section 4.13.2 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

4.13.3 Except as set forth in Section 4.13.3 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Taxes; and there are no royalties, fees, repayments or other amounts due or payable by the Parent to any governmental entity with respect to any of the foregoing.

4.13.4 No claim has been made in writing to Parent or any of its Subsidiaries by a Tax authority in a jurisdiction where neither Parent nor any Subsidiary files Tax Returns that Parent or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither Parent nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

4.13.5 Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Parent or any of its Subsidiaries before the Closing Date.

4.13.6 The Parent is not a controlled foreign corporation, a passive foreign investment company or a foreign personal holding company as such terms are defined in Sections 957, 1297 and 552 of the Code, respectively.

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4.13.7 For U.S. federal income tax purposes, since formation the Parent has been treated as a corporation.

4.13.8 Neither Parent nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was Parent), or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise.

4.13.9 Parent has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

4.14 Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws) will be free of restrictions on transfer.

4.15 Insurance. All of the Insurance Policies maintained by the Parent or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Parent and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Parent and its Subsidiaries. The Parent has made available to Company correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries. There is no material claim pending under any insurance policies of the Parent and its Subsidiaries.

4.16 Certain Business Practices.

4.16.0 None of the Parent, any of its Subsidiaries, or to the Knowledge of the Parent any directors, officers, agents or employees of the Parent or any of its Subsidiaries or to the Knowledge of the Parent any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Parent, or any employee or agent of any customer or supplier of the Parent; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA; or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Parent, any employee or agent of any customer or supplier of the Parent, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Parent (or assist the Parent in connection with any actual or proposed transaction), in each case which (i) may subject the Parent to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Parent or its business, or (iii) if not continued in the future, may materially affect the Parent or its business.

4.16.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, none of the Parent or any of its Subsidiaries has taken, nor to the Knowledge of the Parent have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, relevant Swiss Law or any other Anti-Corruption Laws. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

4.16.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction

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and trade Applicable Laws and regulations, including the Trade Laws. The Parent and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Parent and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Parent’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Parent’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Parent, its Subsidiaries or any directors, managers or officers or employees of the Parent or its Subsidiaries, or, to the Parent’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Parent or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

4.16.3 The Parent and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent. None of the Parent, its Subsidiaries or any director, manager or officer of the Parent or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.17 Material Contracts. Section 4.17 of the Parent Disclosure Schedule lists each Contract to which the Parent or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which constitutes an undertaking or agreement with any Governmental Entity; (iv) which is an arrangement limiting or restraining the Parent or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (v) under which the Parent or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vi) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Parent or any of its Subsidiaries; (vii) pursuant to which the Parent is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (viii) all powers of attorney or other similar agreements or grant of agency by the Parent; (ix) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or

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(b) impose monitoring, reporting or other continuing obligations on the Parent or any of its Subsidiaries; (x) pursuant to which the Parent or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Parent or any of its Subsidiaries); (xi) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xii) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Parent or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Parent or any Subsidiary of the Parent; or (xiii) which relates to the acquisition or sale of any material assets of the Parent or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice.

4.18 Employee Benefits. Except as disclosed in Section 4.18 of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

4.19 Indebtedness.

4.19.0 Section 4.19.0 of the Parent Disclosure Schedule sets forth all outstanding Indebtedness of the Parent and its Subsidiaries as of the date of this Agreement, including the amount outstanding with respect thereto.

4.19.1 Section 4.19.1 of the Parent Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Parent or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Parent.

4.20 Real Property. The Parent and its Subsidiaries do not own, and have never owned, any real property. Section 4.20 of the Parent Disclosure Schedule sets forth a complete and accurate list of all Real Property Leases of the Leased Real Property to which the Parent or any of its Subsidiaries is a party or by which any of their assets are bound. The Parent or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Parent’s Permitted Liens.

4.21 No Other Representations. Each of Parent and Merger Sub acknowledges that neither Company nor any of its Representatives or any other Person makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or their Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to Parent, the Merger Sub, or to their respective Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Company under this Agreement.

Article V
COVENANTS

5.1 Conduct of Business by the Parent and Merger Sub. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.1 to this Agreement, (c) with the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with Article VII below (such period, the “Interim Period”), the Parent will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing,

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except as otherwise expressly provided in this Agreement or as described in Schedule 5.1 to this Agreement, during the Interim Period, the Parent will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Company), without the prior written consent of Company (which shall not be unreasonably withheld or delayed):

5.1.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.1.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Parent or any of its Subsidiaries except for the issuance and sale of Parent Common Stock pursuant to Parent Equity Awards granted under the Parent Plans prior to the date hereof and issuance of Parent Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.1.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Parent or any of its Subsidiaries, including Parent Common Stock (except dividends declared or paid by a wholly-owned Subsidiary of the Parent to the Parent or another wholly-owned Subsidiary of the Parent), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Parent may repurchase or otherwise acquire shares in connection with (a) the applicable Parent Plan in effect as of the date of this Agreement, (b) the acceptance of Parent Common Stock as payment for the per share exercise price of the Parent Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Parent Equity Awards, in each case in accordance with the applicable Parent Plan, or (c) the forfeiture of Parent Equity Awards;

5.1.3 enter into any Contract with respect to the voting of the equity interests of the Parent, including the Parent Common Stock;

5.1.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Parent or any of its Subsidiaries (other than the Merger);

5.1.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Parent or any Subsidiary;

5.1.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Parent or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Parent incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Parent); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Parent or any of its Subsidiaries;

5.1.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.1.7; or (b) any assets that are material, individually or in the aggregate, to the Parent, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Parent’s Permitted Lien) any material

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properties or assets of the Parent or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Parent’s Products and Services in the ordinary course of business consistent with past practices;

5.1.8 change any of the accounting methods, principles, or practices used by the Parent, except as required by U.S. GAAP or by a Governmental Entity or a competent quasi-Governmental Entity;

5.1.9 (i) enter into any Contract that would be required to be disclosed in Section 4.17 of the Parent Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.1.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.1.11 amend the terms of any Parent Plans and/or adopt any plans and/or schemes with similar results to those of the Parent Plans;

5.1.12 grant any new Parent Equity Awards and/or amend the terms of any existing Parent Equity Awards;

5.1.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Parent or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Parent or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.1.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent or its Subsidiaries as are currently in effect;

5.1.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. GAAP;

5.1.16 extend the date a Parent Equity Award may be exercised following the date that the holder of a Parent Equity Award ceases to be employed by the Parent or its Subsidiaries or provide services to the Parent or its Subsidiaries; or

5.1.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.1.0 through 5.1.17 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Parent contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Company, directly or indirectly, the right to control or direct the Parent’s operations prior to the Effective Time. Prior to the Effective Time, the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.2 Conduct of Business by the Company. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.2 to this Agreement, (c) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.2 to this Agreement, during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Parent), without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

5.2.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.2.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including

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any stock options or stock appreciation rights) of the Company or any of its Subsidiaries except for the issuance and sale of Shares pursuant to Company Equity Awards granted under the Company Plans prior to the date hereof and issuance of Company Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.2.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Company or any of its Subsidiaries, including the Shares (except dividends declared or paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Company may repurchase or otherwise acquire shares in connection with (a) the applicable Company Plan in effect as of the date of this Agreement, (b) the acceptance of Shares as payment for the per share exercise price of the Company Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Plan, or (c) the forfeiture of Company Equity Awards;

5.2.3 enter into any Contract with respect to the voting of the equity interests of the Company, including the Shares;

5.2.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

5.2.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Company or any Subsidiary;

5.2.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Company or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Company incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Company or any of its Subsidiaries;

5.2.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.2.7; or (b) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Company’s Permitted Lien) any material properties or assets of the Company or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Company’s Products and Services in the ordinary course of business consistent with past practices;

5.2.8 change any of the accounting methods, principles, or practices used by the Company, except as required by a Governmental Entity or a competent quasi-Governmental Entity;

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5.2.9 (i) enter into any Contract that would be required to be disclosed in Section 3.17 of the Company Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.2.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.2.11 amend the terms of any Company Plans and/or adopt any plans and/or schemes with similar results to those of the Company Plans;

5.2.12 grant any new Company Equity Awards and/or amend the terms of any existing Company Equity Awards;

5.2.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Company or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.2.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company or its Subsidiaries as are currently in effect;

5.2.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with IFRS;

5.2.16 extend the date a Company Equity Award may be exercised following the date that the holder of a Company Equity Award ceases to be employed by the Company or its Subsidiaries or provide services to the Company or its Subsidiaries; or

5.2.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.2.0 through 5.2.16 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.3 Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus.

5.3.0 As promptly as reasonably practicable after the execution of this Agreement, (a) the Company (with Parent’s reasonable cooperation) shall prepare the Company Proxy Statement and the Israeli Prospectus (if required), and (b) Parent (with the Company’s reasonable cooperation) shall prepare the Parent Proxy Statement and prepare and file with the SEC a registration statement on Form F-4 in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts: (i) to cause the Form F-4 and each Proxy Statement and the Israeli Prospectus (if required) to comply with Applicable Law (including the applicable rules and regulations promulgated by the SEC, ISA and Swiss Law); (ii) to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state or other securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger; and (iii) to keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger.

5.3.1 Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4, the Israeli Prospectus (if required) and the Proxy Statements. Each of the Company and the Parent shall use reasonable best efforts to cause

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the Proxy Statements to be timely delivered to their respective shareholders. No filing of, or amendment or supplement to, the Form F-4 or the Israeli Prospectus (if required) will be made by Parent, and no filing of, or amendment or supplement to, the respective Proxy Statement will be made by the Party filing such Proxy Statement (other than regarding a Parent Adverse Recommendation Change), in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon; provided that, without limiting Section 5.8, with respect to documents filed by a party which are incorporated by reference in the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and (other than regarding a Parent Adverse Recommendation Change), following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC, the ISA, and TASE as applicable, and, to the extent required by Applicable Law, disseminated to the shareholders of the Company and Parent. Parent shall notify the Company promptly of the time when the Form F-4 and the Israeli Prospectus (if required), respectively have become effective, or the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each party shall notify the other promptly of the receipt of any comments from the SEC, any Swiss regulator, ISA, or TASE or the staff of the SEC, CSE, ISA, or TASE and of any request by the SEC, CSE, ISA, or TASE or the staff of the SEC, any Swiss Regulator, ISA, or TASE for amendments or supplements to the Form F-4 or the Proxy Statements, as applicable, or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC, any Swiss Regulator, ISA, or TASE or their respective staff, as applicable, on the other hand, with respect to the Proxy Statements, the Israeli Prospectus (if required), the Form F-4 or the Merger, the Company Shareholder Meeting or the Parent Shareholder Meeting.

5.4 Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger.

5.4.0 Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company, Parent and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, use reasonable best efforts to take the following actions within the timeframes set forth in this Section 5.4.0; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4.0 accordingly):

(a) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting;

(c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(d) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (ii) in a popular newspaper outside of Israel as may be required by Applicable Law;

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(e) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (d) above;

(f) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (c) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar;

(g) promptly after the Company and Merger Sub, as applicable, shall have complied with sub-Sections (c) through (f) above, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder);

(h) not later than three (3) days after the date on which the Company Requisite Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval; and

(i) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Requisite Vote is received, as the Company and Merger Sub shall advise the Companies Registrar.

5.4.1 It is the intention of the parties that the Merger shall be declared effective, and the Certificate of Merger shall be issued on the Closing Date. For purposes of Section 5.4.0, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

5.4.2 Promptly after the Signing Date, in accordance with applicable NASDAQ Rules and Swiss law, Parent shall hold the Parent Shareholder Meeting in order to, among other things, approve (i) the issuance of shares of Parent Common Stock, equal to the required number of shares of Parent Common Stock to serve as the Merger Consideration, (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Parent shareholders, for the purpose of making available the required number of shares of Parent Common Stock to serve as the Merger Consideration, (iii) to reduce the par value of the Parent Common Stock to CHF 0.0001 per share and (iv) approve the waiver by the Parent Shareholders of any monetary compensation that might have been owing in connection with such reduction in par value. In the event the Parent Requisite Vote is not obtained at the Parent Shareholder Meeting, subject to applicable NASDAQ Rules and Swiss law, Parent shall continue to call and hold special meetings of its stockholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the Parent Requisite Vote until the Parent Requisite Vote is obtained.

5.5 Stock Exchange Listings; Delisting.

5.5.0 Promptly following execution of this Agreement, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to Article II and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Equity Awards to be approved for listing on the NASDAQ, at Parent’s expense, on or prior to the Effective Time, including the submission of an applicable notification form for the listing of such shares (the “NASDAQ Notification”) in accordance with NASDAQ Rules within the applicable time period required thereunder.

5.5.1 Prior to the Effective Time, the Company shall take all actions necessary or requested by the Parent for the delisting of the Company and of the Shares from the TASE effective as of the Effective Time.

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5.6 Appropriate Action; Consents; Filings.

5.6.0 Without limiting the conditions to Merger set forth in Article VI below, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI below to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:

(a) the obtaining of all actions or nonactions, Consents, approvals, registrations, waivers, permits, authorizations, orders, expirations, or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary, proper, or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Consents”);

(b) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications, and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Filings”);

(c) the taking of all steps as may be necessary, proper, or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger;

(d) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed; and

(e) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.

5.6.1 Israeli Approvals. Each Party to this Agreement shall use its respective reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report, or other document required to be delivered by such Party or any Subsidiary to or filed by such Party or any Subsidiary of such Party with, and to obtain any required approval of, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Competition Law in connection with the Merger;

(b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the General Director of the ICA for additional information or documentation;

(c) Parent and the Company shall use their reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, any Consents and approvals from Israeli Governmental Entities, if any, that may be required in connection with the Merger;

(d) The Company shall inform the IIA regarding the transactions under this Agreement as required under the R&D Law; Parent shall provide to the IIA, the General Director of the ICA, and the ISA any information reasonably requested by such authorities and shall execute an undertaking in customary form to comply with the R&D Law; and

(e) Each Party to this Agreement shall (i) give the other Parties prompt notice of the commencement of any Proceeding against it by or before any Governmental Entity with respect to the Merger, (ii) keep the other Parties reasonably informed as to the status of any such Proceeding, (iii) shall promptly notify the other Parties if it becomes aware of (a) any inaccuracy in any representation or warranty made by either Party in this Agreement; and (b) a failure of either Party to comply with any covenant or obligation of such Party in this Agreement, and (iv) promptly inform the other Parties of any communication to or from the General Director of the ICA, the

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IIA, the Investment Center, the ISA, the Companies Registrar, the TASE or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The Parties to this Agreement will consult and cooperate with one another and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such Proceeding under or relating to the Israeli Competition Law and any applicable Guidelines of the ICA, including in particular ICA Guidelines No. 2/14, or any other Israeli antitrust or fair trade law, each Party hereto will permit authorized representatives of the other Party to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such Proceeding.

5.6.2 Notwithstanding anything to the contrary in this Section 5.6 above, no Party to this Agreement shall be obligated to pay any consideration or offer to grant, or agree to, any financial or other accommodation to any Person from whom any such approval or consent is requested or otherwise in connection with, or as a condition to obtaining, any such approval or consent (other than nominal fees which, for each Party, individually or in the aggregate, do not exceed $100,000).

5.6.3 Swiss Law Requirements.

(a) Capital Increase at Parent. Prior to the Closing Date, Parent shall procure that an ordinary capital increase under Swiss law, excluding the subscription rights of existing Parent shareholders (the “Capital Increase”), will be carried out which will be based on a resolution passed at an extraordinary general meeting (the “EGM”) that requires the approval of 67% of the shareholders voting at the EGM, for the purpose of making available the required number of shares of Parent Common Stock to serve as Merger Consideration (the “Merger Shares”).

(b) After the approval of the Capital Increase and sufficiently prior to the actions described under Section 5.6.3(c), but in any event no later than five (5) Business Days prior to the date of the Parent Board Meeting (as defined below), the following shall be performed:

(i) The Parties shall cause Exchange Agent to subscribe for the Merger Shares by delivering the corresponding subscription forms, duly executed (wet-ink) and in form and substance satisfactory to Parent (the “Subscription Forms”).

(ii) If and to the extent that the settlement of the Merger Shares will be in cash, the Company shall procure that the Exchange Agent will pay in, for account of the Company, the nominal value in Swiss francs (CHF) for each Merger Share (CHF 0.80 per share or such other nominal value as may be adopted) settled in cash by electronic wire transfer (without deductions of bank charges and transfer costs) to the following special purpose blocked capital account of a Swiss bank in favor of Parent (Kapitaleinzahlungssperrkonto) in the name of Parent:

Account Holder:	NLS Pharmaceutics AG
USD Account Number:	206 -196654.61Q
IBAN:	CH72 0020 6206 1966 5461 Q
Bank Name:	UBS SWITZERLAND AG
Bank Address:	Bahnhofstrasse 45
CH-8098 Zürich
BIC/SWIFT:	UBSWCHZH80A
Reference:	Share Capital Increase of NLS Pharmaceutics Ltd.

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(iii) The Parties shall cause the Swiss bank to immediately issue a written confirmation evidencing that the nominal value for each Merger Share that was settled in cash in accordance with Section 5.6.3(b)(ii) above, has been fully credited to the following special purpose blocked capital account of Parent (Kapitaleinzahlungssperrkonto);

(iv) If and to the extent that the Merger Shares will not be settled in cash in accordance with Section 5.6.3(b)(ii) above, the Company shall procure that the Exchange Agent will settle the remaining amount of the aggregated nominal value of the Merger Shares by way of contribution in kind for account of Company, by transferring ownership of the non-cash assets to Parent, all in full compliance with art. 634 of the Swiss Code of Obligations (CO) and executing an agreement on contribution-in-kind with Parent, in form and substance satisfactory to Parent; and

(v) Parent shall procure that an auditor, duly accredited to perform such kind of auditing services in Switzerland, will deliver the auditors’ report (Prüfungsbestätigung) confirming the completeness and accuracy of the contributions of the Parent Board’s capital increase report.

(c) If and immediately after (I) the completion of all actions under Section 5.6.3(b) and (II) all conditions precedent to consummate the Merger in accordance with Article VI have been satisfied, but in any event no later than six months after the date of the EGM, Parent shall procure that Parent Board will take the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) in the presence of a public notary (the “Parent Board Meeting”).

(d) Immediately after the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) have been passed by Parent Board, Parent shall file the application together with all supporting documents with the competent commercial register.

(e) Upon registration with the competent commercial register and no later than three (3) Business Days following the filing of the commercial register application in accordance with Section 5.6.3(d) above, Parent shall deliver to the Company a copy of a share register excerpt evidencing Exchange Agent as the holder of the Merger Shares for the account of the existing shareholders of the Company who are entitled to receive a Merger Consideration in accordance with Section 2.2.1 of this Agreement.

5.7 Access to Information; Confidentiality.

5.7.0 During the Interim Period, the Company will (and shall cause each of its Subsidiaries to) give Parent and its Representatives reasonable access to all employees, research laboratories, plants, offices, properties, warehouses and other facilities and to all books and records of the Company and its Subsidiaries as Parent may reasonably request, and will cause its officers and those of its Subsidiaries to furnish Parent and its Representatives with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained herein, no investigation undertaken pursuant to this Section 5.7.0 or otherwise by or on behalf of Parent or Merger Sub shall affect or be deemed to modify any representation or warranty of the Company contained herein.

5.7.1 During the Interim Period, the Company shall provide to Parent (i) within 14 days of the end of each calendar month (commencing in November, 2024), an unaudited consolidated balance sheet as of the end of such quarter and the related statements of earnings, shareholders’ equity (deficit) and cash flows for the quarter then ended, and (ii) within 90 days of the end of each year, an audited consolidated balance sheet as of the end of such year and the related statements of earnings, shareholders’ equity (deficit) and cash flows, all of such financial statements referred to in clauses (i) and (ii) to be prepared by the Company in accordance with IFRS (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments), in each case in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and its Subsidiaries and shall fairly present in all material respects their financial condition (taking into account the differences between the quarterly and annual financial statements prepared by the Company in conformity with their past practices) as of the last day of the period then ended.

5.7.2 Parent will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company pursuant to this Section 5.7.2 pursuant to the terms of the Confidentiality Agreement.

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5.8 Public Announcements. None of Parent, Merger Sub or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, without the prior Consent of Parent (in the case of the Company) or the Company (in the case of Parent or Merger Sub), which Consents shall not be unreasonably withheld, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the SEC, NASDAQ, and Swiss regulator the ISA or the TASE if the party subject to such requirement provides copies of any such press release or public statement to the Company (in the case Parent is subject to such requirement) or Parent (in the case Company is subject to such requirement) such that to the extent reasonably practicable in light of the circumstances (including Applicable Law or the rules and regulations of, or any agreement with, the SEC, NASDAQ, any Swiss regulator, the ISA or the TASE), Parent or the Company, as applicable, is afforded a reasonable amount of time prior to the issuance thereof to review such press release or public statement and comment thereon, and Parent or the Company, as applicable, shall reasonably consider in good faith any comment of such Persons. Company and Parent shall make all required public announcements of this Agreement and the Merger following execution of this Agreement though a joint press release and an immediate report (as required under the ISL), which Intermediate Report the Company has provided to the Parent for review prior to the execution of this Agreement, Form 8-K and any other press release or report required by any Swiss Law or Swiss regulator.

5.9 Indemnification and Directors’ and Officers’ Insurance. The Company agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Parent (the “D&O Indemnified Parties”) as provided in the Parent’s articles of association or any indemnification Contract between such Person and the Parent (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Company prior to, the date of this Agreement) shall not survive the Merger and shall terminate as of the Closing. As of the Closing, Parent shall, at the Company’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of Parent’s current and former officers and directors, effective as of the Closing (the “D&O Run Off Policy”), with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to Parent. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by the Company on or prior to the Closing, and Parent shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

5.10 Notification of Certain Matters.

5.10.0 During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be reasonably expected to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in a way such that the condition to the obligations of the other party to effect the Merger set forth in Section 6.2.0 and Section 6.3.0, as applicable, not be satisfied at the Effective Time, (b) any failure by such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which has caused or would be reasonably expected to cause any condition to the obligations of the other party to effect the Merger set forth in Sections 6.2.1 and 6.3.1, as applicable, not to be satisfied at the Effective Time, and (c) the occurrence of any state of facts, change, development, effect, condition or occurrence that has resulted in or would reasonably be expected to result in a Material Adverse Effect on the Company or the Parent, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.10.0 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice or amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

5.10.1 During the Interim Period, each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Proceeding brought by any shareholder of the Company or Parent, as applicable, against the Company or Parent, as applicable, or their respective directors or executive officers in connection with the Merger or the other transactions contemplated by this Agreement. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Proceeding. The Company shall not settle or offer to settle any such Proceeding without the prior written consent of Parent, provided that such consent shall not be unreasonably withheld, conditioned, or delayed. Parent shall not settle or offer to settle any such Proceeding without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

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5.11 Affiliates; Tax Rulings.

5.11.0 102 Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming the assumption and exchange of the Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options for the Assumed Awards in accordance with Section 2.3 above shall not constitute a taxable event so long as with respect to the Section 102 Awards they are deposited with the 102 Trustee and issued in accordance with the Assumed Company Plan (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Corporation, the Exchange Agent and their respective agents from any withholding obligation with respect to the Section 102 Awards and Section 3(i) Options. The Options Tax Ruling may be a separate tax ruling or may be incorporated into the 103K Tax Ruling. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent, Merger Sub, Exchange Agent or any Person acting on their behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to any payments and the issuance of Assumed Awards in exchange for Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

5.11.1 103K Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a Tax ruling permitting any certain shareholders who are covered by such tax ruling (each, an “Covered Seller”) to defer any applicable Israeli Tax with respect to any consideration in Parent Common Stock that such Covered Seller will receive pursuant to this Agreement in accordance with the provisions of Section 103K of the Ordinance or as otherwise determined by the ITA (it being agreed that in connection therewith, the Parent shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K or other applicable sections of the Ordinance, or are otherwise customary conditions regularly associated with such a ruling or reasonably required by the ITA, including the deposit of the new Parent Common Stock with a designated 103K trustee) (the “103K Tax Ruling”). The Company shall include in the request for the 103K Tax Ruling to exempt Parent, the Surviving Corporation, the Exchange Agent, and their respective agents from any withholding obligation in connection with issuing Parent Common Stock. If the103K Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the exchange of the Company’s Shares (other than Section 102 Awards and Section 3(i) Options) as part of the transaction shall not constitute a taxable event, and (ii) the Parent and any Person acting on its behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to issuance of Parent Common Stock in exchange for exchange of the Company’s Shares in connection with the Merger (the “Interim 103K Tax Ruling”). To the extent that prior to the Closing an Interim 103K Tax Ruling shall have been obtained, then all references in this Agreement to the 103K Tax Ruling shall be deemed to refer to such Interim 103K Tax Ruling, until such time that a final definitive 103K Tax Ruling is obtained.

5.11.2 Withholding Tax Ruling. Notwithstanding anything to the contrary in Section 5.11.1, to the extent it becomes reasonably apparent to the Company that the ITA will not provide the 103K Tax Ruling in the form requested or that, if obtained, certain shareholders may not be covered under the 103K Tax Ruling, then as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors, and accountants to prepare and file with the ITA an application for a ruling (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling, the Interim Options Tax Ruling, the 103K Tax Ruling and the Interim 103K Tax Ruling, the “Tax Rulings”) that:

(a) with respect to holders of Ordinary Shares (other than Section 102 Awards and Section 3(i) Options) that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents;

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(b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Covered Sellers) and the holders of Section 102 Awards and Section 3(i) Options for which such Tax ruling shall explicitly and in writing defer to the 103K Ruling (or the Interim 103K Ruling) and the Options Tax Ruling (or the Interim Options Tax Ruling), as applicable, (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and

(c) with respect to holders of Company Equity Awards that are not Section 102 Awards or Section 3(i) Options, who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (ii) instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents.

5.11.3 The text of the applications for, filing relating to, and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned, or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the Tax Rulings, without prior coordination with Parent or its counsel, and will enable Parent’s counsel to participate in all discussions and meetings relating thereto. To the extent that the Parent’s counsel elects not to participate in any meeting or discussion, the Company’s representatives shall provide Parent’s counsel, within two Business Days of such meeting or discussion, with a full report of the discussions held.

5.11.4 Parent will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to promptly take, or cause to be taken, all actions necessary to assist the Company to obtain the Tax Rulings, provided, however, that the Company agrees to pay all the reasonable costs and expenses of Parent in relation to such efforts, including, but not limited to, reasonable fees to a legal counsel for preparation of any disclosures or prospectus. Provided any Tax Ruling is reasonably acceptable to Parent, Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the Tax Rulings, and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings.

5.12 Director Resignations. The Parent shall obtain from any director (other than Alex Zwyer) and any officer of the Parent and any Subsidiary, an executed letter effectuating his or her resignation as a director of the Parent and any Subsidiary effective as of the Effective Time.

5.13 Israeli Securities Authority Approval.

5.13.0 Prior to the execution of this Agreement, the counsels for the parties have jointly prepared and the Parent has filed an application with the ISA for a No-Action Letter (the “ISA Exemption Application” and an “ISA Exemption”, respectively). The Parent shall use reasonable best efforts to obtain the ISA Exemption. If an ISA Exemption has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall prepare and use reasonable best efforts to receive a permit from the ISA and the TASE to be exempt from publishing a prospectus as to the Merger Consideration, (the “Israel Prospectus” and the “Israel Prospectus Permit”).

5.13.1 The Company and Parent shall cooperate in connection with (i) the preparation and filing of all documents pertaining to the Israel Prospectus Permit, and (ii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Exemption, ISA Options Exemption (as defined below) or to receive the Israel Prospectus Permit, as applicable, or otherwise needed for the offering of the Merger Consideration to comply with the Israeli Securities Law. Each of the Company and Parent shall promptly notify the other upon the receipt of any

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comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to the request for the ISA Exemption and ISA Options Exemption, or the Israel Prospectus Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the ISA Exemption Application, ISA Options Exemption Application (as defined below), the ISA Exemption, the ISA Options Exemption, or the Israel Prospectus Permit, as applicable. Notwithstanding the foregoing, the final version of the ISA Exemption Application, ISA Options Exemption Application, the ISA Exemption, the ISA Options Exemption or the Israel Prospectus Permit, as applicable, including any documents and exhibits enclosed thereto need to be approved by both Parent and the Company, provided that such approval shall not be unreasonably withheld.

5.13.2 In the event that the No-Action Letter has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the Company Equity Awards under Section 2.3 hereof (the “ISA Options Exemption Application” and an “ISA Options Exemption”, respectively).

5.14 Sale of Legacy Assets.

5.14.0 Not later than 90 days after the Closing, Parent shall (i) authorize and instruct Alex Zwyer, in his capacity as a member of the Parent Board, or a member of the Parent Board identified by Alex Zwyer (in either case, the “Designated Director”), to make all necessary preparations for Legacy Sale, and (ii) appoint a Parent Board sub-committee consisting of at least three (3) members of the Parent Board, which such sub-committee shall include the Designated Director (the “Legacy Sub-Committee”), to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to conduct the Legacy Sale. Subject to Section 5.14.2, the Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing.

5.14.1 The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by the Parent or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of the Parent or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any Legacy Liabilities, shall be distributed to the shareholders of Parent as of immediately prior to the Effective Time and the Warrant Holders as of immediately prior to the Effective Time, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement.

5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

5.15 Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transaction contemplated herein, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

5.16 Parent Board Designee.

5.16.1 Following the Closing Date, Parent agrees that it will appoint to its board of directors one individual nominated in writing by Alex Zwyer (the “Nominating Party”) and acceptable to Parent (such individual and as such individual may be replaced as provided herein, the “Zwyer Designee”). During the period (the “Zwyer Designee Period”) from the Closing Date until the date that is one year after the Closing Date, Parent shall nominate for election and continue to recommend to its stockholders that the Zwyer Designee be elected to serve as a director on Parent’s board of directors. During the Zwyer Designee Period, Parent further agrees that it will not take action to remove, or recommend the removal of, the Zwyer Designee without cause therefor; provided, however, that the Nominating Party’s right to nominate the Zwyer Designee, and Parent’s obligation to appoint the Zwyer Designee to the Parent’s board of directors, shall terminate upon the expiration of the Zwyer Designee Period.

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5.16.2 As a condition to the Zwyer Designee’s appointment to Parent’s board of directors, the Zwyer Designee shall tender an irrevocable resignation that will be effective upon (1) the expiration of the Zwyer Designee Period and (2) the acceptance of such resignation by Parent’s board of directors. Parent’s board of directors will decide within 45 days of the expiration of the Zwyer Designee Period, through a process managed by the nominating and governance committee of Parent’s board of directors, whether to accept the resignation.

5.16.3 During the Zwyer Designee Period, upon any removal or resignation of the Zwyer Designee, Parent shall, within five (5) days of the receipt of written notice from the Nominating Party of the identification of a replacement nominee, appoint to fill the vacancy so created with such replacement nominee subject to the paragraph below. During the Zwyer Designee Period, the Zwyer Designee, once a director of Parent, shall be entitled to all of the rights enjoyed by other non-employee directors of Parent, including receipt of information, reimbursement of expenses and coverage under applicable director and officer insurance policies. Further, the Nominating Party agrees that it will not propose any individual as the Zwyer Designee to be a member of Parent’s board of directors whose background does not comply with or would disqualify Parent from complying with (i) applicable securities laws, (ii) contractual obligations to and rules of any market or exchange on which the Parent Common Stock is listed or quoted for trading on the date in question (including, without limitation, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTC Bulletin Board or OTCQB Marketplace operated by OTC Markets Group, Inc. (or any successors to any of the foregoing)), and (iii) the criteria for directors set forth in the then current charter of the Parent’s nominating committee, and will not disqualify Parent from being able to conduct any public offering or private placement pursuant to either Rule 506 (b) or (c) and any “bad boy” provisions of any state securities laws. To the extent that any Zwyer Designee who becomes a director and does not satisfy the conditions of the preceding sentence, that person will immediately resign, and the Nominating Party will have the right to propose a replacement person to fill such vacancy otherwise in accordance with the terms of this Section 5.16.3.

5.17 No Solicitation by Parent. 5.17.0 From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as expressly provided by Section 5.17.2 or Section 5.17.4, (i) Parent shall cease, and shall cause its officers and directors and shall direct the other Parent Representatives (as defined below) to cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated hereby); (ii) Parent shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”) to, directly or indirectly through another person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the Company or any of its Affiliates or any Company representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s confidential information; and (iv) within two (2) Business Days after the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.17 or any other provision of this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from taking and disclosing to Parent’s stockholders the fact that a Parent Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation M-A or any “stop, look and listen” statement. Any disclosure made in accordance with the foregoing sentence that specifically constitutes a Parent Adverse Recommendation Change (as defined below) shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

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5.17.1 Notwithstanding the foregoing, at any time prior to obtaining the Parent Requisite Vote, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.17.1, then Parent may (i) contact the person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (and nothing in this Agreement shall restrict Parent from entering into such an agreement) and (iii) negotiate and participate in discussions and negotiations with such person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written diligence materials regarding Parent and its subsidiaries provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

5.17.2 Except as permitted by Section 5.17.4 or Section 5.17.5, neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.17.2) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions in response to the same facts, events, circumstance or set of circumstances arising in connection with a Parent Acquisition Proposal, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5 and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5, the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.17.4 or Section 5.17.5, as applicable) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

5.17.3 If, at any time prior to the receipt of Parent Requisite Vote, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1 in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on this Agreement being terminated, which condition remains after Parent has used its reasonable best efforts to remove such condition, if (A) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement; (C) if applicable, Parent has provided the Company a copy of the proposed definitive agreements between Parent and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to clause (B) of this Section 5.17.4, Parent shall have discussed and negotiated in good faith and made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Board determines in good

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faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new three (3) day negotiation period); and (E) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law.

5.17.4 Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.17.4 and shall not be subject to this Section 5.17.5), prior to obtaining the Parent Requisite Vote the Parent Board may take any action prohibited by clause (i) of Section 5.17.3, but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.17.5, Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new three (3) day negotiation period); and (iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

5.18 Budget. The expected monthly expenditures of the Parent from the Signing Date until the Closing shall be as set forth on Schedule 5.18, and Parent shall not without the written consent of the Company, which shall not to be unreasonably withheld, conditioned or delayed, exceed such expenditures in total in any such month.

Article VI
CONDITIONS TO CONSUMATION OF THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived in writing by all Parties:

6.1.0 this Agreement and the Merger shall have been approved and adopted by the Company Requisite Vote, Parent Requisite Vote and Merger Sub Approval;

6.1.1 no statute, rule, regulation, executive order, decree, ruling, Applicable Law, Order or injunction shall have been enacted, entered, promulgated, or enforced and remain in effect by any United States federal or state, Israeli or foreign court or United States or Israeli or foreign Governmental Entity that prohibits, restrains, enjoins, or materially restricts the consummation of the Merger;

6.1.2 all Consents of, or declarations or filings with, and all expirations or early terminations of waiting periods required from, any Governmental Entity under Applicable Laws, that are listed on Schedule 6.1.2 of this Agreement shall have been filed, have occurred or been obtained (all such Consents and the lapse of all such waiting periods set forth on Schedule 6.1.2 of this Agreement being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect;

6.1.3 the Form F-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings by the SEC seeking a stop order;

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6.1.4 The Merger of the Company and the Merger Sub shall be declared effective and that the issuance by either (i) a court in Israel of an approval of the Merger under Section 350 of the Israel Companies Law [1999], or (ii) the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL,

6.1.5 the boards of directors of each Parent and Company shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

6.1.6 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 of this Agreement;

6.1.7 the Parties shall have made all the Required Filings;

6.1.8 Parent shall have taken all necessary actions to effectuate a reverse stock split of the Parent share capital, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of Parent share capital post such stock split;

6.1.9 Parent shall have obtained the (i) ISA Exemption, or, (ii) to the extent that such no ISA Exemption has been obtained, an Israel Prospectus Permit shall have been obtained and the Israel Prospectus shall have been filed and the ISA Options Exemption shall have been obtained;

6.1.10 except as agreed upon by the Parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

6.1.11 the 103K Tax Ruling shall have been approved by the ITA;

6.1.12 except as agreed upon by the Parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect;

6.1.13 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 and/or described in Section 5.6.3 of this Agreement; and

6.1.14 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4 and/or described in Section 5.6.3(e) of this Agreement.

6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

6.2.0 (i) each of the representations and warranties of Parent set forth in Sections 4.1.0, 4.3 and 4.6.1 above shall be true and correct in all respects, at and as of the Closing Date; and (ii) the other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent;

6.2.1 each of the covenants and obligations of Parent and Merger Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

6.2.2 Parent shall not have suffered a Material Adverse Effect after the date hereof;

6.2.3 Parent shall have paid off, redeemed or satisfied all of its Vendor Indebtedness, provided that failure to so pay off, redeem or satisfy such Vendor Indebtedness shall not give rise to a claim of damages by Company against Parent;

6.2.4 Parent shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

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6.2.5 the NASDAQ shall have rescinded its notice to the Company dated October 28, 2024, as to the Company’s failure to satisfy NASDAQ criteria for listing and trade thereon;

6.2.6 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4;

6.2.7 At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by Parent in connection with the sale of Parent Common Stock to investors introduced to Parent by the Company or its representatives (“Investors”).

6.2.8 The (i) directors of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal who shall remain in part-time positions with the Parent), (iii) the officers of the Company immediately prior to the Effective Time shall be appointed as officers of the Parent, and (iv) the Parent Board shall call to convene an extraordinary shareholders’ meeting of Parent for the election of the board of directors as designated by the Company immediately prior to the Effective Time to be elected as the board of directors of Parent;

6.2.9 Parent shall have delivered to the Company a certificate, duly executed by an executive officer of Parent, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.2.0, 6.2.1, 6.2.2 and 6.2.7 above; and

6.2.10 The Parent Common Stock shall remain listed on the Nasdaq Capital Market and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of the Parent Common Stock to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq Listing application for initial listing of Parent following the Merger and of the Parent Common Stock being issued pursuant to this Agreement shall have been approved.

6.3 Conditions to the Obligations of the Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

6.3.0 (i) each of the representations and warranties of the Company set forth in Sections 3.1.0, 3.3, and Section 3.6.1 shall be true and correct in all respects at and as of the Closing Date, and (ii) the other representations and warranties of the Company contained in Article III of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

6.3.1 each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement, including, without limitation, the covenants set forth in Section 5.4, shall have been duly performed in all material respects at or before the Effective Time;

6.3.2 the Company shall not have suffered a Material Adverse Effect after the date hereof;

6.3.3 the D&O Run Off Policy shall be in effect;

6.3.4 a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by this Agreement;

6.3.5 at the Effective Time, Company shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least (i) USD $3,500,000 minus (ii) any proceeds received by Parent following the Signing Date in connection with the sale of Parent Capital Stock to Investors;

6.3.6 the Company shall have received Tax Rulings in form and substance reasonably acceptable to Parent;

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6.3.7 the Company shall have provided evidence reasonably satisfactory to Parent that the Company and Shares shall be delisted from the TASE effective as of the Effective Time;

6.3.8 the Company shall have provided evidence reasonably satisfactory to Parent that the Company has taken all actions necessary and desirable to provide for the assumption by Parent of the Awards and the Company Plans; and

6.3.9 the Company shall have delivered to Parent a certificate, duly executed by an executive officer of the Company, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.3.0, 6.3.1, 6.3.2, and 6.3.5 above.

Article VII
Termination

7.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

7.1.0 By mutual written consent of Parent and the Company;

7.1.1 By either Parent or the Company, upon delivery of written notice to the other, if the Closing shall not have occurred on or before January 31, 2025 (the “Termination Date”); provided, however, that neither Parent nor the Company will be entitled to terminate this Agreement under this Section 7.1.1 if such Person’s material breach of or material failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

7.1.2 By either Parent or the Company, upon written notice to the other, if a Governmental Entity having competent jurisdiction shall have issued or entered any Order or taken any action, or enacted any Applicable Law, which, in any such case permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable or such Applicable Law is in effect; provided, however that, the Party seeking to terminate this Agreement pursuant to this Section 7.1.2 shall have used reasonable best efforts to remove such Order or Applicable Law or reverse such action;

7.1.3 By Parent, (i) if the Company shall have breached, or failed to comply with, any of its covenants or obligations under this Agreement, or any representation or warranty made by the Company set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.3.0 or 6.3.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after the date of delivery by Parent to the Company of notice of such breach, and (y) the Termination Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1.3 if Parent is then in material breach of this Agreement);

7.1.4 By the Company, (i) if Parent or Merger Sub shall have breached, or failed to comply with any of its covenants or obligations under this Agreement or any representation or warranty made by Parent or Merger Sub set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.2.0 or 6.2.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after delivery by the Company to Parent of notice of such breach, and (y) the Termination Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1.4 if the Company is then in material breach of this Agreement);

7.1.5 By Parent, if (i) the Company Board or any committee thereof shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement; (ii) within 10 days after Parent’s request, the Company Board or any committee thereof shall fail to reaffirm such approval or recommendation; or (iii) the Company Board or any committee thereof shall resolve to take any of the actions specified in this Section 7.1.5;

7.1.6 By either Parent or the Company, if the Company Requisite Vote shall fail to have been obtained at the Company Shareholder Meeting, including any adjournments thereof;

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7.1.7 By either Parent or the Company, if the Parent Requisite Vote shall fail to have been obtained at the Parent Shareholder Meeting, including any adjournments thereof; or

7.1.8 By Parent, prior to obtaining the Parent Requisite Vote to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.17.4.

7.2 Effect of Termination.

7.2.0 In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the Parties (or any stockholder, director, officer, employee, agent, consultant or representative of such Parties), except (i) as set forth in Section 5.7.2, in this Section 7.2, and in Article VIII; and (ii) nothing herein shall relieve any Party from liability for any (i) fraud or (ii) willful and material breach hereof occurring prior to such termination.

7.2.1 Parent shall pay the Company by way of compensation the Termination Fee, the Company Operating Expenses, and the Transaction Expenses immediately after termination if Parent shall have terminated this Agreement pursuant to Section 7.1.8. All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly make any payment required under this Section 7.2.1 and the Company commences a suit to collect such payment, Parent shall also pay the Company for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 7.2.1. The payment by Parent of the Termination Fee, the Company Operating Expenses, and the Transaction Expenses to the Company pursuant to this Section 7.2.1, including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely pay, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement pursuant to Section 7.1.8. Further upon any such termination, Parent shall return (i) to each of the Investors the amounts invested in the Parent by each of such Investors, against return of Parent Common Stock issued to such Investors in such investment, and (ii) to each of the holders of warrants of the Parent that included payment of Black & Scholes value of such warrant under certain circumstances, the value of such Black & Scholes payment, against return by the holders of such warrants of Parent Common Stock issued to such warrant holders in consideration for the waiver of Black & Scholes payments in such warrants. Each of the Investors and the holders of such warrants are deemed third-party beneficiaries of this Section 7.2.1 only.

7.2.2 The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, that without these agreements the Parties would not enter into this Agreement and the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that, together with the reimbursement of the Company Operating Expenses and the Transaction Expenses, will compensate the Company in the event this Agreement is terminated pursuant to Section 7.1.8 for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to payment of the Termination Fee, the Company Operating Expenses, or the Transaction Expenses on more than one occasion.

7.2.3 As a condition for the payment of the Company Operating Expenses and the Transaction Expenses, the Company agrees to deliver to Parent written statements from the Company’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from the Company, in connection with services provided with respect to this Agreement or any of the transactions set forth herein, setting forth the total amount of fees, with a reasonable breakdown, with respect to services rendered through the Termination Date.

7.3 Fees and Expenses. All legal, accounting, investment banking, advisory, printing, filing and other fees, costs and expenses incurred in connection with the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements shall be borne and paid for by the Party incurring such fees, costs, and expenses.

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Article VIII
MISCELLANEOUS

8.1 Non-Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its term requires performance after the Effective Time, provided that nothing herein shall limit or terminated the liability of any Party hereto for any willful breach hereof.

8.2 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the shareholders of the Company or the Parent but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the Parties hereto.

8.3 Extension; Waiver. At any time prior to the Effective Time, each Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such Party. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

8.4 Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Transaction Agreements) constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the Parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement, and shall continue in full force and effect until the earlier to occur of the Effective Time or the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Merger Sub may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations.

8.5 Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal, or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.6 Notices. All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that telephonic confirmation of receipt of such notice by the addressee thereof), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub:

NLS Pharmaceutics Ltd
Address: The Circle 6
8058 Zurich, Switzerland
Attention: Alexander Zwyer
Email: acz@nls-pharma.com

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with a copy (which shall not count as notice) to:
Sullivan & Worcester LLP
1251 Avenue of the Americas, 19th Floor
New York, NY 10020
Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour
Email: ohareven@sullivanlaw, rbenbassat@sullivanlaw.com, barmour@sullivanlaw.com and if to the Company:
Kadimastem Ltd.
Pinchas Sapir St
Rehovot Israel
Email: Ronen Twito <ronentw@kadimastem.com>

with a copy (which shall not count as notice) to:
Ilan Gerzi, Adv.
Pearl Cohen
7 Times Square
New York, NY 10036
igerzi@pearlcohen.com

8.7 Governing Law and Venue; Waiver of Jury Trial.

8.7.0 Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of this Agreement, this Agreement shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of Delaware. Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The Parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

8.7.1 EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.1.

8.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns and, nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

8.10 Certain Definitions. For the purposes of this Agreement the term:

8.10.0 “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

8.10.1 “103K Trustee” means AltShares Trusts Ltd. who shall serve as trustee in accordance with the 103K Tax Ruling, if a trustee is required thereunder;

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8.10.2 “Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, (including all directors and officers of such Person) controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

8.10.3 “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state, or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree, or other requirement of any Governmental Entity applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants, or agents;

8.10.4 “Award” means a Section 102 Award, a Section 3(i) Option, or an Equity Award of any other kind;

8.10.5 “Business” means the business conducted by Parent or any Subsidiary thereof prior to the Effective Time other than the Legacy Business;

8.10.6 “Business Day” means, save as otherwise defined for purposes of Section 5.4.0 above, any day other than a Friday, Saturday, a Sunday or other day on which the NASDAQ or banks in the City of New York or Israel are closed;

8.10.7 “Capital Stock” means (a) any capital stock, common stock, preferred shares or preferred stock, partnership or membership interests, limited liability company interests, units of participation or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof or other similar interest (however designated); and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitled any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person, including stock appreciation, phantom stock, profit participation or other similar rights;

8.10.8 “Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by Parent; provided that Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by Parent, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Parent Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by Parent is subject to any restrictions on its availability or use;

8.10.9 “Closing Indebtedness” means, as of the Reference Time, the aggregate amount of all Indebtedness of the Company determined in accordance with U.S. GAAP or other applicable accounting principles;

8.10.10 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

8.10.11 “Company Audited Financial Statements” means the audited balance sheet of the Company, as of December 31, 2022 and December 31, 2023 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve (12)-month periods then ended;

8.10.12 “Company Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by the Company; provided that Company Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by the Company, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by the Company is subject to any restrictions on its availability or use;

8.10.13 “Company Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.14 “Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Securities Filings, including the Company Audited Financial Statements;

8.10.15 “Company Operating Expenses” means, a monthly amount equal to the documented operating costs of the Company beginning on July 28, 2024, up to a maximum of $250,000 per month, and pro-rated for any partial month;

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8.10.16 “Company’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 8.10.12 hereto and/or as otherwise incurred in the ordinary course of business;

8.10.17 “Company Property” means any real property and improvements owned, leased, used or operated by the Company or any of its Subsidiaries;

8.10.18 “Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.19 “Company Requisite Vote” means the affirmative vote of the holders of Ordinary Shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Company Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Company, the rules and regulations of TASE, and applicable Law.

8.10.20 “Competition Law” means the Israel Economic Competition Law [1988];

8.10.21 “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement entered into as of July 2, 2024 by and between Parent and the Company;

8.10.22 “Consent” means any filings, permits, licenses, permits, waivers, orders, authorizations, consents, and approvals;

8.10.23 “Contract” means any agreement, contract, instrument, note, bond, mortgage, commitment, lease, guaranty, indenture, license, or other instrument, arrangement or understanding (and all amendments, side letters, modifications, and supplements thereto) between parties or by one party in favor of another party, whether written or oral;

8.10.24 “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof;

8.10.25 “COVID Related Deferrals” means any Tax liabilities or other amounts for or allocable to any Taxable period (or portion thereof) ending on or prior to the Closing Date, the payment of which is deferred, on or prior to the Closing Date, to a Taxable period (or portion thereof) beginning after the Closing Date pursuant to any Applicable Law related to COVID-19 or executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19;

8.10.26 “CVR Agreement” means the Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit B, to be entered into between Parent and VStock Transfer, LLC (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of CVRs in connection with the consummation of the Legacy Sale.

8.10.27 “Employee” means any current, former, or retired employee, director, or officer of the Company or any of its Subsidiaries;

8.10.28 “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, orders, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause, “Claims”), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment;

8.10.29 “Environmental Laws” means any statute, law, rule, regulation, ordinance, code, or rule of common law promulgated by any Governmental Entity in the United States, the State of Israel, or any other applicable jurisdiction, and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Effective Time, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials;

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8.10.30 “Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.31 “Exchange Act” means the Securities Exchange Act of 1934, as amended;

8.10.32 “Exchange Ratio” means the number of shares of Parent Common Stock to be issued for each Share, as calculated in accordance with Exhibit C and taking into account the Company Closing Cash, the Closing Indebtedness, and the Closing Cash; provided, however, the Parties shall amend Exhibit C by mutual consent to reflect sales of Parent Common Stock to the Investors following the Signing Date and prior to the Closing.

8.10.33 “Executive Order” means Executive Order No. 13224 –Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time;

8.10.34 “Governmental Entity” means any Israeli, United States (federal, state, or local) or foreign government, any political subdivision thereof or any court or tribunal, or administrative, governmental, or regulatory body, agency, department, instrumentality, body, commission or other governmental agency or authority;

8.10.35 “GAAP” means Generally Accepted Accounting Principles.

8.10.36 “Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity;

8.10.37 “IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

8.10.38 “Indebtedness” means at any specified time, any of the following indebtedness of any Person (whether or not contingent and including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations; (d) any obligations of such Person to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business; (e) all liabilities of such Person arising from cash/book overdrafts; (f) all liabilities of such Person under conditional sale or other title retention agreements; (g) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (h) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person; (i) with respect to the Company, the net amount of any obligation or liability of the Company to the Company or any Affiliate thereof (excluding all employment or consulting compensation, employee benefits or expense reimbursement payable to any Affiliate in accordance with the Company’s existing policies and procedures); (j) all COVID Related Deferrals; and (k) all unpaid Taxes (whether or not due and payable) as of the Closing Date;

8.10.39 “Intellectual Property” means: (a) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); (b) patents (including any continuations, continuations in part, renewals, extensions and applications for any of the foregoing) (collectively, “Patents”); (c) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively, “Copyrights”); (d) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies; and (e) with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets”);

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8.10.40 “ISA” means the Israeli Securities Authority;

8.10.41 “ISL” means Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder;

8.10.42 “ITA” means the Israeli Tax Authority;

8.10.43 “Knowledge” or “Known” means, (a) with respect to any the Company, the actual knowledge of the officers and directors thereof in office as of the date hereof, after reasonable inquiry of the personnel, books and records of the Company and its Subsidiaries; and (b) with respect to Parent, the actual knowledge of Alex Zwyer, Chief Executive Officer, Elena Thyen, Chief Financial Officer, or Eric Konofal, Chief Scientific Officer, in each case after reasonable inquiry;

8.10.44 “Labor Agreement” means any (a) collective bargaining agreement, or (b) other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings, the terms of which are set forth by Applicable Law) in each case, between the Company or any of its Subsidiaries, on the one hand, and a labor or trade union, labor organization or works council on the other hand;

8.10.45 “Latest Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2024 (the “Latest Balance Sheet Date”);

8.10.46 “Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Entity, and as amended from time to time;

8.10.47 “Legacy Assets” means, as of the Effective Time, any Intellectual Property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of Parent and its Subsidiaries related solely to any product candidate of Parent and its Subsidiaries other than Dual Orexin Agonist platform (DOXA).

8.10.48 “Legacy Liabilities” means, as of the Effective Time, the Liabilities of Parent and its Subsidiaries arising solely in respect of the Legacy Assets;

8.10.49 “Liability” or “Liabilities” means, with respect to any Person, (i) any liability, indebtedness (including Indebtedness), commitment, or obligation of such Person of any kind whatsoever, whether known or unknown, whether fixed or unfixed, whether choate or inchoate, whether asserted or unasserted, whether determined, determinable or otherwise, whether perfected or unperfected, whether secured or unsecured, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect or consequential, whether due or to become due, and whether or not required to be accrued on the financial statements of such Person; and (ii) any Requisite Regulatory Approvals;

8.10.50 “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset or any agreement so to encumber such asset;

8.10.51 “Lookback Date” means the date that is six (6) years prior to the date of this Agreement;

8.10.52 “Material Adverse Effect” means on or with respect to (x) the Company and its Subsidiaries (taken as a whole), or (y) Parent and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on:

(a) the business, assets, Liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, provided that “Material Adverse Effect” for purposes of this sub-Section (a) shall be deemed to exclude the impact of (a) changes in Applicable Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (b) changes or modifications in US GAAP (in the case of Parent or its Subsidiaries) or IFRS (in the case of the Company or its Subsidiaries), (c) actions and omissions of such Person taken with the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), (d) general national or international economic, financial, political or business conditions, (e) acts of terrorism or war (whether or not declared), (f) changes

Annex A-57

to the industries in which such Person or its Subsidiaries, as the case may be, operates in general and not specifically relating to such Person or its Subsidiaries, (g) the announcement of this Agreement or the Merger, including, without limitation, any stockholder litigation related to this Agreement, (h) changes in the price or trading volume of the Shares or the Parent Common Stock, as the case may be (it being understood that any cause underlying such change may be taken into consideration when determining whether a Material Adverse Effect has occurred unless such cause is otherwise excluded), or (i) any failure by such Person to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless such cause is otherwise excluded); and provided further that clauses (a), (b), (d) and (e) above shall be considered for purposes for determining whether there has been a Material Adverse Effect to the extent such state of facts, change, development, effect, condition or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industry or territory in which such Person operates; or

(b) the legality of such Person to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement;

8.10.53 “Merger Sub Approval” means the affirmative vote of the holders of the Merger Sub’s ordinary shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Merger Sub’s shareholders meeting to be held in connection with the Merger, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Merger Sub and applicable Law;

8.10.54 “NASDAQ” means the Nasdaq Capital Market and any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, LLC (or any other tier or market thereof on which the securities of Parent may at any time be listed);

8.10.55 “NASDAQ Rules” means the NASDAQ Listing Rules (5000 Series);

8.10.56 “NIS” means New Israeli Shekel, the legal currency of the State of Israel;

8.10.57 “No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Parent or applicable holders of the Parent’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Parent Equity Awards;

8.10.58 “Order” means any writ, decree, order, judgment, injunction, rule, ruling, encumbrance, voting right, or Consent of or by a Governmental Entity or arbitrator;

8.10.59 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder;

8.10.60 “Ordinary Share(s)” means the ordinary shares of the Company, with no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

8.10.61 “Parent Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition, purchase or license from Parent or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Parent Board (or any committee thereof) in good faith) of assets (including capital stock of Parent’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, or similar transaction to which Parent or any of its subsidiaries is a party, of Parent and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Parent or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or

Annex A-58

indirect parent of Parent or such surviving entity, or (ii) the owners of outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole immediately prior to such transaction would own less than 50% of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity;

8.10.62 “Parent Common Stock” means the common stock, 0.80 Swiss Franc (CHF) par value per share, of the Parent. All references to numbers of shares of Parent Common Stock, and the par value of the Parent Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Parent Common Stock occurring after the Signing Date.

8.10.63 “Parent Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Parent Common Stock;

8.10.64 “Parent Financial Statements” means all of the financial statements of the Parent and its Subsidiaries included in the Parent Securities Filings;

8.10.65 “Parent Intervening Event” means a material event or circumstance not known to the Parent Board on the date of this Agreement, which event or circumstance becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Parent Intervening Event: (a) a Parent Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Parent Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the price of the shares of Parent Common Stock and/or shares of Parent Common Stock, in and of itself.;

8.10.66 “Parent’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 0 hereto;

8.10.67 “Parent Plans(s)” means the Parent’s 2021 Stock Option Plan;

8.10.68 “Parent Recommendation” means the recommendation of the Parent Board that the shareholders of the Parent approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.69 “Parent Requisite Vote” means the affirmative vote of the holders of Parent Common Stock satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Parent Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Parent, the rules and regulations of the SEC and CSE, and applicable Law.

8.10.70 “Parent Superior Proposal” means a Parent Acquisition Proposal (with all percentages in the definition of Parent Acquisition Proposal changed to 50%) made by any person on terms that the Parent Board (or any committee thereof) determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, and considering such factors as the Parent Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to Parent stockholders than the Merger (including taking into account any applicable Termination Fee);

8.10.71 “Parent Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses payable or reimbursable by Parent to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by Parent in connection with the transactions;

8.10.72 “Parties” means Parent, Merger Sub and the Company; and “Party” means any one of them;

8.10.73 “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity;

8.10.74 “Proceeding” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, inquiry, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, whether at law or in equity;

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8.10.75 “Products and Services” means all proprietary products and services, including software products and services (including software as a service), of a company and its Subsidiaries that are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of such company and its Subsidiaries or otherwise used in the operation of the business of such company and its Subsidiaries, or are currently under development by or for such company and its Subsidiaries;

8.10.76 “R&D Law” means the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 and the rules and regulations promulgated thereunder;

8.10.77 “Reference Time” means the close of business of Parent on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Parent hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time);

8.10.78 “Related Party” means as to any Person, any Affiliate or Subsidiary of such Person, any director, officer, member, or employee of such Person or any Affiliate or Subsidiary of such Person, any immediate family member of a director or officer or member of such Person or any Affiliate or Subsidiary of such Person, or any holder of one percent (1%) or more of the Capital Stock of such Person;

8.10.79 “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, or seeping into or upon any land or water or air, or otherwise entering into the environment;

8.10.80 “Restricted Person List” means the (i) Office of Foreign Assets Control of the United States Department of Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the State Department’s Nonproliferation Sanctions Lists;

8.10.81 “Section 102” means Section 102 of the Ordinance;

8.10.82 “Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Ordinance, Section 102 Non Trustee Awards, Section 102 Non Trustee Shares and Section 102 Shares;

8.10.83 “Section 102 Non Trustee Awards” means any Equity Awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance;

8.10.84 “Section 102 Non Trustee Shares” means any Shares that were issued upon exercise of Section 102 Non Trustee Awards and at the Effective Time are held by the 102 Trustee;

8.10.85 “Section 102 Shares” means any Ordinary Shares that were issued under Section 102 or upon exercise or settlement of Section 102 Awards and at the Effective Time are held by the 102 Trustee;

8.10.86 “Section 3(i) Option” means Equity Awards granted and subject to tax pursuant to Section 3(i) of the Ordinance;

8.10.87 “Securities Act” means the Securities Act of 1933, as amended;

8.10.88 “Subsidiary” or “Subsidiaries” of the Company, Parent, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, more than 50% of the equity securities or more than 50% of the rights to profits or assets on liquidation, (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the board of directors or other governing body of such corporation or other legal entity;

8.10.89 “Tax” or “Taxes” means (a) all national, federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, healthcare fees, national insurance, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any

Annex A-60

kind whatsoever, whether disputed or not, levied under the authority of any Governmental Entity, whether the State of Israel, Switzerland, the United States or any other country or their political subdivisions, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (b) any liability for payment of amounts described in clause (a) above, whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (c) any liability for the payment of amounts described in clause (a) or (b) above as a result of any tax sharing, tax indemnity or tax allocation agreement or as a result of any other express or implied agreement to indemnify any other Person for such amounts;

8.10.90 “Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with any Governmental Entity with respect to Taxes;

8.10.91 “Third Party” or “third party” means any Person or group other than Parent, Merger Sub, or any Affiliate thereof;

8.10.92 “Trading Market” means any of the following markets or exchanges on which Parent Common Stock and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the TASE (or any successors to any of the foregoing).

8.10.93 “Transaction Agreements” means this Agreement, and all other agreements, instruments, and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by this Agreement;

8.10.94 “Transaction Expenses” means an amount equal to (i) the aggregate documented fees and expenses payable or reimbursable by the Company to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the documented fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by the Company in connection with the transactions;

8.10.95 “Termination Fee” means an amount equal to $10,000,000;

8.10.96 “U.S. GAAP” means accounting principles generally accepted in the United States consistently applied in accordance with past practices;

8.10.97 “Valid Tax Certificate” means, subject to any other provision in the Tax Rulings, a valid certificate, ruling or any other written instructions, that is in force on the payment date, relating to Tax withholding, issued by the ITA in form and substance satisfactory to the Israeli-Sub Agent (the application for which Parent will be allowed to review upon request) that is applicable to the payments to be made pursuant to this Agreement stating that no withholding or that a reduced withholding rate of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, but subject to any other provision in the Tax Rulings, (i) a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 shall not constitute a Valid Tax Certificate; and (ii) a valid tax certificate issued pursuant to the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in a Sale of a Security, a Mutual Fund Unit, or Future Transactions), 5763-2002, as well as the Tax Rulings, as and if obtained, shall each constitute a Valid Tax Certificate; and

8.10.98 “Vendor Indebtedness” means at any specified time all the trade and vendor payables, and Parent’s debts to its officers, directors and shareholders.

8.11 Specific Performance. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement, including in the event that this Agreement is terminated due to failure to satisfy a condition or otherwise. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without the

Annex A-61

necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Applicable Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party.

8.12 Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The terms, “herein,” “hereof,” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word, “or” shall be inclusive and not exclusive. The information contained in this Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and any other Schedules or the Exhibits hereto are disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any Consent to be provided by a Party pursuant to this Agreement shall be deemed effective for all purposes of this Agreement if such Consent is provided via email.

8.13 Disclosure Schedules.

8.13.0 Parent has set forth certain information in the Parent Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of the Parent Disclosure Schedule need not be set forth in any other section of the Parent Disclosure Schedule so long as its relevance to such other section of the Parent Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the text of such disclosure in such Parent Disclosure Schedule or such matter is specifically cross-referenced. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Parent Disclosure Schedule does not and shall not be deemed to be an admission or materiality or create or imply a standard of materiality hereunder.

8.13.1 The Company Disclosure Schedule and the Parent Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, and covenants of the holders of the Shares and the Company, on the one hand, and Parent, on the other hand, respectively, contained in this Agreement. Matters reflected in the Company Disclosure Schedule or Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

8.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties to this Agreement and delivered to the other Parties hereto. Any such counterpart delivered as a .pdf, .tif, .gif, .jpeg or similar attachment by electronic mail or by electronic signature delivered by electronic transmission (any such delivery, “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a counterpart or signature, or the fact that any counterpart or signature was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each Party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature pages follow]

Annex A-62

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PARENT
NLS PHARMACEUTICS LTD.
By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer
By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board
MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.
By	/s/ Kobi Maimon
	Name:	Kobi Maimon (Jacob)
	Title:	Director
COMPANY
Kadimastem Ltd.
By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Executive Chairman
By	/s/ Uri Ben Or
	Name:	Uri Ben Or
	Title:	Chief Financial Officer

[Signature page to Agreement Of Merger And Plan Of Reorganization]
Annex A-63

Annex B

Execution Version

Form of NLS Support Agreement

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of _____________    ___, 2024 (the “Effective Date”), by and among NLS Pharmaceutics Ltd. (the “Company”), a corporation incorporated under the laws of Switzerland, and certain the shareholders of the Company listed on Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, NLS Pharmaceutics Ltd., an Israeli company and a wholly owned subsidiary of the Company (“Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company (“Kadimastem”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) the Company, Kadimastem, and Merger Sub intend to effect a merger of Merger Sub with and into Kadimastem (the “Merger”), whereupon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Kadimastem shall continue as the surviving company and a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement, the Company has agreed to hold the Parent Shareholder Meeting for the purpose of approving (i) the issuance of shares of common stock, par value 0.08 Swiss Franc (CHF) per share, of the Company (“Common Stock”), equal to the required number of shares of Common Stock to serve as the Merger Consideration (all references to numbers of shares of Common Stock, and the par value of the Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Common Stock occurring after the Signing Date), and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Company shareholders, for the purpose of making available the required number of shares of Common Stock to serve as the Merger Consideration ((i) and (ii) collectively, the “Shareholder Resolutions”);

WHEREAS, each Shareholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of shares of Common Stock, as set forth on Schedule A hereto (with respect to each Shareholder, the “Owned Shares”); the Owned Shares and any additional shares of Common Stock or other voting securities of the Company of which such Shareholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Shareholder’s “Covered Shares”);

WHEREAS, each share of Common Stock is entitled to one vote per share;

WHEREAS, the Shareholders acknowledge that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement and would not enter into the Merger Agreement if any Shareholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Shareholders hereby agree as follows:

1.       Agreement to Vote.    Each Shareholder irrevocably and unconditionally agrees that during the term of this Agreement it shall at any meeting or meetings of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) called to vote upon the Shareholder Resolutions (a “Shareholder Meeting” and, collectively, the “Shareholder Meetings”), however called, or in connection with any written consent of shareholders of the Company:

(a)        when a Shareholder Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any,

Annex B-1

(b)        vote, or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares:

(i)          in favor of (A) the Shareholder Resolutions and any other matters necessary for consummation of the Shareholder Resolutions and (B) any proposal to adjourn or postpone such Shareholder Meeting to a later date if there are not sufficient votes to approve the Shareholder Resolutions, and

(ii)         against any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the approval of the Shareholder Resolutions or any of the transactions contemplated by this Agreement or to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of such Shareholder under this Agreement; and

2.       No Inconsistent Agreements.    Each Shareholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, such Shareholder: (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any tender, voting or other similar agreement or arrangement, or voting trust with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with such Shareholder’s obligations pursuant to this Agreement.

3.       Termination.    This Agreement and all obligations on the part of the Shareholders hereunder shall terminate upon the earliest of: (a) the date that the Shareholder Resolutions are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of this Agreement by the Company to the Shareholders (such earliest date being referred to herein as the “Termination Date”), and (d) 365 days from the Effective Date; provided, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

4.       Representations and Warranties of Shareholders.    Each Shareholder, as to itself (severally and not jointly), hereby represents and warrants to the Company as follows:

(a)        Such Shareholder is the record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. Such Shareholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Covered Shares are not subject to any voting trust agreement or other contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of the Covered Shares. Except pursuant to this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which such Shareholder is a party relating to the pledge, disposition, or voting of any of the Covered Shares. Such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares, except as contemplated by this Agreement.

            For the purposes of this Agreement, “Transfer” means, with respect to any Covered Shares, any assignment, pledge, conveyance of any legal or beneficial ownership interest in, sale, transfer, exchange, gift, mortgage, encumbrance, grant of a security interest, issuance of a participation interest, or other disposition, either directly or indirectly, by operation of law or otherwise

(b)        Each such Shareholder which is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; each such Shareholder who is a natural person has full legal power and capacity to execute and deliver this Agreement and to perform such Shareholder’s obligations hereunder. The execution, delivery and performance of this Agreement by each such Shareholder which is an entity, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder

Annex B-2

and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Shareholder is married, and any of the Covered Shares of such Shareholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Shareholder’s spouse and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder’s spouse, enforceable against such Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)        Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such Shareholder for the execution, delivery and performance of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any such Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Shareholder pursuant to, any contract to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations hereunder.

(d)        There is no action, suit, investigation, complaint or other proceeding pending against any such Shareholder or, to the knowledge of such Shareholder, any other Person or, to the knowledge of such Shareholder, threatened against any Shareholder or any other Person that could reasonably be expected to materially impair or materially adversely affect the ability of such Shareholder to perform such Shareholder’s obligations hereunder or to restrict or prohibit (or that, if successful, would restrict or prohibit) the exercise by the Company of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(e)        Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

5.       Certain Covenants of Shareholder.    Each Shareholder, for itself (severally and not jointly), hereby covenants and agrees as follows:

(a)        Such Shareholder hereby appoints the Company and any designee of the Company, and each of them individually, until the Termination Date (at which time this proxy shall automatically be revoked), as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Shareholder’s Covered Shares in accordance with Section 1(b). This proxy and power of attorney is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by such Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Shareholder with respect to his, her or its Covered Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

Annex B-3

(b)        Prior to the Termination Date, and except as contemplated hereby, such Shareholder shall not grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or knowingly take any action that would have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement.

(c)        Prior to the Termination Date, in the event that such Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares of Common Stock or other voting interests with respect to the Company, such shares of Common Stock or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of shares of Common Stock held by such Shareholder set forth on Schedule A hereto will be deemed amended accordingly and such shares of Common Stock or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify the Company of any such event.

6.       Shareholder Capacity.    This Agreement is being entered into by each Shareholder solely in its capacity as a shareholder of the Company and not in such Shareholder’s capacity as a director, officer or employee of the Company, and nothing in this Agreement shall restrict or limit the ability of any Shareholder, any of its Affiliates, or any of their respective directors, officers or employees who is a director or officer of the Company to take any action or inaction or voting on any matter in his or her capacity as a director or officer of the Company, including taking any action specifically permitted by the Merger Agreement.

7.       Disclosure.    Each Shareholder hereby authorizes the Company to publish and disclose in any announcement or disclosure required by the SEC such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

8.       Further Assurances.    Each Shareholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments and to take all such further action as the Company may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

9.       Stop Transfer Restrictions.    At all times commencing with the execution and delivery of this Agreement and continuing until the Termination Date, in furtherance of this Agreement, each Shareholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Shareholder’s Covered Shares (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company on the Termination Date.

10.     Amendment and Modification.    This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party to whom such amendment, modification or supplement applies and otherwise as expressly set forth herein.

11.     Waiver.    No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12.     Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)        If to a Shareholder, to the address set forth opposite such Shareholder’s name on Schedule A hereto.

Annex B-4

(ii)       If to the Company:

NLS Pharmaceutics Ltd.

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alex Zwyer

Email:

with a copy (which shall not constitute notice) to:

Sullivan & Worcester, LLP
One Post Office Square
Boston, Massachusetts 02109
Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour
E-mail:

13.     Entire Agreement.    This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

14.     No Third-Party Beneficiaries.    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

15.     Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

16.     Submission to Jurisdiction.    Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be resolved by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

17.     Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Company may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its Affiliates at any time, in which case all references herein to the Company, as applicable, shall be deemed references to such other Affiliate. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18.     Enforcement.    The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to the Termination Date, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Annex B-5

19.     Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

20.     .pdf Signature.    This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

Annex B-6

SCHEDULE A

IN WITNESS WHEREOF, the Company and the Shareholders have caused to be executed or executed this Agreement as of the date first written above.

NLS PHARMACEUTICALS LTD.
By:
Name:	Alex Zwyer
Title:	Chief Executive Officer
Shareholder:
By:
Name:
Title:

Annex B-7

Annex C

Form of Kadimastem Support Agreement

[date]

To: Kadimastem Ltd.

Re: Voting Commitment and Transaction Support

The undersigned is the holder of [__] Ordinary Shares, with no par value (the “Shares”) of Kadimastem Ltd. (the “Company”). We understand that the Company is intensively negotiating a transaction the structure of which is described on the Term Sheet attached hereto as Exhibit A to this letter (with such changes as may be required for tax or corporate compliance issues, the “Transaction”). We further understand that a condition for approving the transaction is to receive shareholders approval at the shareholders meeting that will be convened before closing.

In light of the above, the undersigned hereby commits to (i) vote in favor of the Transaction at any meeting of the shareholders of the Company whereby the approval of the Transaction is sought, (ii) not to take any steps or actions that would undermine or impair the corporate or other approvals required for the consummation of the Transaction, and (iii) not to sell or transfer any of our Shares prior to the approval by the shareholders of the Company of the Transaction.

Yours sincerely,

[__]

By:
Title:

Annex C-1

Annex D

NLS’s Amended and Restated Articles of Association

Annex D-1

Annex E

Valuation Report of Moore Financial Consulting

19/12/2024

To: Kadimastem Ltd

Dear Sirs,

You have requested our opinion as to the fairness, from a financial point of view, to Kadimastem Ltd. (“Kadimastem” or the “Company”) of the Exchange Ratio in the proposed merger (the “Transaction”) between Kadimastem And NLS Pharmaceutical Inc. (together: the “Companies”).

Pursuant to the Agreement and Plan of Merger, (the “Agreement”), assuming specific conditions specified in the agreements, including cash balances in both companies, both companies will hold common shares of the merged entity, a NASDAQ traded company, with holding ration of 85% to the original Kadimastem shareholders and 15% to the original NLS shareholders.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Companies and the industries in which they operate; (iii) analyzed both companies’ share pricing as traded in the relevant stock exchanges; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Companies relating to the Companies’ businesses (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Companies with respect to certain aspects of the Transaction, and the past and current business operations of the Companies, the financial condition and future prospects and operations of the Companies, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Companies or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Companies, we did not assume any obligation to undertake any such independent verification.

We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Companies under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including technological and pharmaceutical situations of both companies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by managements as to the expected future results of operations and financial condition of the Companies to which such analyses or forecasts relate.

in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Companies with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Companies or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the proposed transaction.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the exchange ratio in the proposed transaction is fair, from a financial point of view.

Moore Financial Consulting

Annex E-1

This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

/s/ Moore Financial Consulting

Moore Financial Consulting

Annex E-2

MOORE FINANCIAL CONSULTING

Kadimastem Ltd.

Valuation

December 2024

Dear Sir,

Upon your request, Moore Financial Consulting Ltd. (hereinafter: “MFC”), performed a valuation of Kadimastem Ltd. (“Kadimastem”, “the Company”) as of December 19, 2024.

Our study was performed based on the following:

•        Kadimastem’s financial reports as of 31.12.2023 and proforma report as of 30.06.2024

•        Kadimastem’s corporate presentation as of May 2024

•        Public information

This report was prepared based on information provided to us and from discussions held with the Company’s management. We did not verify the accuracy, reliability or completeness of the information provided and the procedures we used while performing the valuation do not constitute an audit or review made under any generally accepted auditing standards.

Our professional fees for this study were not subject to the results of this report.

Indemnification

It has been agreed by us, and Kadimastem, that except for our willful misconduct, negligence or malice, we will not bear any responsibility vis-à-vis the Client or any third party, from any source and based on any cause, including tort, related to executing services according to this proposal, and the Client, and/or its representatives will not bring any claim and/or lawsuit against us, including via a third party notice, with regard to the services given by us to the Client.

It is agreed that any legal measures regarding this valuation must be taken no later than three years from the date of submission of this valuation. It is agreed between the parties that all legal proceedings will be determined solely by an arbitrator who will be mutually agreed upon and who will be appointed within 30 days from the date of request for arbitration. If the parties do not reach an agreement regarding the identity of the arbitrator, one will be appointed by the President of the Israeli Bar, whoever serves at that time, unless he will have an interest in one of the parties, in which case the arbitrator will be appointed by the President of the District Court in Tel Aviv.

To avoid doubt, it is hereby clarified that the parties agree that any claims and lawsuits regarding this agreement will be settled by an arbitrator, as described above, and they will abstain from turning to legal courts. Additionally, in the case of a lawsuit, the State of Israel will have sole jurisdiction, and the governing law will be Israeli law.

We received information and explanations from the Client and/or its representatives. The responsibility for the information and the explanations belongs solely to the Client. This valuation does not include verifying the data we received.

Given this, this valuation will not be considered a confirmation of the veracity or completeness of the data given to us. In no event will we be responsible for any loss, damage, cost, or expense caused in any way from fraud, misrepresentation, misleading, transferring false information or withholding information on your part and/or on the part of your representatives, or any other reliance on said information, subject to the abovementioned.

Additionally, and without derogating from the foregoing, if, in a final, un-appealable legal proceeding, we are found liable to pay any amount to a third party in connection with the services that are the subject of this valuation, the Client undertakes to indemnify and reimburse us if the source of the claim is not willful misconduct, negligence or malice in providing our services as follows:

(1)    In case the conviction shall arise from information provided by the Client which the advisor explicitly relied on in performing the valuation — the client agreed to indemnify and reimburse 100% of any amount which the advisor shall be required to bear.

(2)    Otherwise, the client agreed to indemnify and reimburse the advisor for amounts paid by the advisor which are exceeding 3 times the advisor’s fee.

Moore Financial Consulting

Annex E-4

In any event, we will update the Client and will allow it to plead its defense in any proceeding and we will not settle without its prior written consent. It is agreed that the Client will pay the amounts mentioned in this paragraph only if they exceed our professional services fees, and after deducting our fees.

Study performer: Tzach Kasuto, M.Sc.

Tzach is a partner at Moore Financial Consulting LTD. He has about 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in economics and an MBA from Tel Aviv University.

Areas of expertise: Company valuation, fairness opinions, common share valuation, purchase price allocations, employee stock option valuation, expert opinions, Feasibility Studies, and Pricing Analysis.

Recent projects include:

•        Fattal Hotels. Provided Fattal Hotels, a major European hotel & leisure company, with numerous financial expert opinions, including a valuation and financial model requested by the underwriters, in connection with Fattal’s IPO.

•        The Second Authority for Television & Radio. Provided the Israeli Second Authority for Television & Radio with numerous economic studies and industry forecasts.

•        El Al. Provided El Al with valuations of two optional suppliers, which offered El Al an equity shares as a benefit for selecting them as a supplier.

•        The Israel Land Development Company. Provided the Israel Land Development Company, one of the leading public companies in Israel, with numerous valuation studies of the company’s major holdings.

•        Given imaging. Various PPA and Impairment studies of Given Imaging SBUs (A global, leader in patient-friendly solutions for visualizing, detecting, and monitoring GI disorders).

•        Kanit Hashalom. Numerous valuations of subsidiaries such as Tambour, Sonol, Supergas and GES.

Yours faithfully,
Moore Financial Consulting Ltd.

Moore Financial Consulting

Annex E-5

Annex E Page
The Company	E-7
The Market	E-14
Methodology	E-19
Valuation	E-21
Appendix — Discount Rate	E-29
Appendix — Peer group	E-31
Moore Financial Consulting

Annex E-6

The Company

The company was founded in Israel on October 6, 2008, as a private company under the Israeli Companies Law and commenced its business operations on August 27, 2009. Starting from June 2013, the company’s securities have been traded on the Tel Aviv Stock Exchange Ltd., transforming the company into a public company as defined by the Israeli Companies Law.

The company was founded by Professor Michel Revel, Professor Emeritus at the Weizmann Institute of Science and recipient of the Israel Prize for Medicine, renowned for his research on interferon, which led to the development of the drug Rebif for the treatment of multiple sclerosis. Rebif was sold to Serono Merck in 2006 and has generated annual sales of approximately one billion dollars since then.

The company’s field of activity is the development of cell therapy in regenerative medicine. Regenerative medicine is an innovative field of medical research focused on the regeneration of damaged tissues or organs, whether due to disease, injury, or congenital defects, through (1) Creating new cells, tissue parts, or organs in laboratory conditions, or using cells, organs, or tissue parts from donors and implanting them in the patient to replace damaged cells or tissues; or (2) Finding and developing drugs that will help induce the spontaneous regeneration of the damaged tissue or organ by encouraging the adult stem cells permanently present in the tissue to divide, differentiate, and replace the damaged area.

The company developed a technological platform for the development and production of target cells differentiated from embryonic stem cells and engineered pluripotent stem cells as off-the-shelf products aimed at repairing and replacing damaged cells, tissues, and organs. By using functional cells differentiated from embryonic stem cells, drugs can be developed to treat a wide range of diseases.

The company’s unique technological platform enables the expansion of embryonic stem cells and engineered pluripotent stem cells and their differentiation into specific cells in the body according to choice and relevant needs.

In addition, the company developed technological processes that allow, after differentiation and, if necessary, the selection of the relevant cells for therapeutic function created in differentiation and reassembling them. The company is also developing a delivery system that will encapsulate the cells before implantation into the patient, thus protecting them from the patient’s immune system if necessary.

After conducting a thorough examination of a variety of medical indications in which the technological platform can be used as a basis for drug development, as of the date of the periodic report, the company decided to focus on developing cell therapies for the treatment of two diseases: amyotrophic lateral sclerosis (ALS) and insulin-dependent diabetes, as detailed below:

AstroRx® — clinical development of groundbreaking cell therapy for treating amyotrophic lateral sclerosis, an incurable disease. The company completed a Phase I/IIa clinical trial at Hadassah Hospital, Israel, focusing on the implantation of healthy supporting cells of the nervous system (astrocytes) that support the survival of motor neurons and received orphan drug status from the FDA. As of the report’s publication, the company received approval from the FDA to initiate a Phase IIa multi-site clinical trial in the US, following the IND application submitted by the company, per its work plan.

IsletRx — development of insulin-secreting pancreatic cells to be implanted in diabetes patients as a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin). As of the report’s publication, the company has completed a pre-meeting with the FDA in which the FDA was briefed on its plans regarding its planned safety and efficacy trials. If the company’s development is completed, the developed treatment has the potential to cure diabetes. As of the date of the report, the company has a collaboration with iTolerance Inc. for the joint development of an innovative treatment in the field of diabetes based on the company’s IsletRx product and iTolerance’s 100-iTOL technology. During the reporting period, the joint venture received a grant of $1 million from the BIRD Foundation. After the reporting period, the parties held a pre-meeting with the FDA in which the FDA was briefed on the company’s plans regarding the planned safety and efficacy trials.

Moore Financial Consulting

Annex E-7

The company’s business model is to complete the development of the products to a stage where, in the company’s estimation, it will be possible to commercialize the development results, among other things, for each of the products through a strategic partner (international pharmaceutical companies) who will complete the development and/or market and commercialize the product if the company completes development.

Considering the above, in parallel to the research and development of the drugs mentioned above, the company is continuously working to create additional strategic business and research collaborations, as well as professional ones, that will promote its activities, alongside raising the necessary financing to complete the development of the drugs mentioned above.

AstroRx®

In developing the AstroRx® product, the company assumes that implanting healthy astrocytes in ALS patients will improve the protection of neurons, slow their death, and consequently delay (even significantly) the progression of the disease.

The company’s drug is based on pluripotent stem cells derived from embryonic stem cells, which, using the company’s technological platform, underwent a process of expansion and differentiation into supporting cells of the central nervous system (astrocytes).

After multiplication and differentiation as described, the company freezes the cells (off-the-shelf product) for transportation to the required locations worldwide. After arriving at the destination and thawing, these cells will be implanted in patients by injection into the spinal cord, as detailed below:

a. Multiplication and differentiation into glial cells (supporting cells in the brain and spinal cord containing, among other things, astrocytes) — production of large quantities of pluripotent stem cells at the drug level (under good manufacturing practices, GMP) so that they serve as a starting material for the cell product. Subsequently, these pluripotent cells undergo controlled differentiation under laboratory conditions into glial cells, which mainly contain astrocytes.

b. Implantation in the patient’s body — implantation of the cells into the cerebrospinal fluid in the patient’s central nervous system, occasionally, so that the implanted cells support the external environment of motor neurons, produce and release neurotrophic factors essential for normal survival of motor neurons, and protect and prevent an increase in glutamate and free radical levels in the environment of nerve cells.

Clinical and preclinical trials

August 2020 — The company announced positive interim results in the clinical trial of the second treatment group (B Cohort). As mentioned, the trial’s primary objective was to assess the safety of the AstroRx® product. Like the first treatment group (Group A), the second treatment group (Group B), which was given a higher dose of the drug, did not report serious adverse events related to the treatment, and no adverse events were found that limited the treatment dose. The secondary objective of the clinical trial included the assessment of treatment efficacy, which is based, among other things, on the ALS Functional Rating Scale-Revised (ALSFRS-R) to assess the rate of progression of ALS by monitoring different motor activities of patients over time. The encouraging conclusions from all the analyses indicated that the company’s cell therapy with AstroRx® showed a significant slowdown in the rate of disease deterioration in the three months after treatment compared to the rate of disease deterioration before treatment. These results indicate a clinically substantial efficacy for this stage of clinical development.

Considering the positive interim results received by the company until that date, and against the background of the coronavirus pandemic and the recommendation of the DSMB committee, the company made a strategic decision to move forward and work with the FDA to initiate a Phase IIa clinical trial in the US and stop the continued recruitment of additional treatment groups for the clinical trial in Israel. The company intends to conduct the trial described in the US, which will be broad in number of centers (multi-site) in parallel to continued follow-up regarding the first and second treatment groups A Cohort and B Cohort of the trial conducted in Israel.

Moore Financial Consulting

Annex E-8

December 2020 — The company announced the trial results at the end of a 6-month follow-up period. In this context, encouraging results were observed in slowing the rate of disease progression for 3 months after treatment in the first and second treatment groups. In both groups, 10 patients were treated, 5 patients in the first treatment group and 5 patients in the second treatment group with a single dose of 100 million and 250 million AstroRx® cells, respectively. Patients completed a 6-month follow-up period after receiving treatment. During this period, no serious adverse events (SAEs) related to treatment or adverse events that limited the treatment dose were reported, indicating a good safety profile at both treatment doses. Analysis of product efficacy over a 6-month follow-up period from the start of treatment showed a statistically significant clinical effect for the first 3 months out of 6 months of follow-up in both study groups. At the end of the 6-month follow-up period, the rate of change in the ALSFRS-R measure returned to being like that measured before treatment. The clinical trial results were included in the IND application submitted by the company to the FDA after the reporting period, as detailed below, for conducting the subsequent clinical trial in ALS patients. In this context, it should be noted that after the reporting date, a scientific article was published for the first time in a journal on the Phase I/IIa clinical trial for the treatment of ALS in the prestigious scientific journal Transitional Medicine, which underwent a successful independent peer review.

The Year 2021 — In light of the company’s decision to act against the submission of an IND to the FDA to start the multi-site clinical trial in the USA, during the year 2021, the company’s main clinical activity in relation to ALS focused on two primary levels: (1) completion of all the trials required for IND submission for the company’s AstroRx® product for the multi-site trial (2) Completion of the development of the ability to freeze (off-the-shelf) and thaw the AstroRx® cells as before the development of this ability, as mentioned, the AstroRx® cells could be transplanted into the patient’s body within a limited period of 24 hours only. The company completed these objectives.

The year 2022 — The company completed the experiments required to develop the ability to freeze and thaw the cells without harming their quality and completed the toxicology experiment to examine their safety. Developing an off-the-shelf product that can be thawed and injected at the patient’s bedside is very valuable since it will allow the company to transport the cells globally as required in the performance of a multi-site clinical trial, as well as produce an off-the-shelf product on a commercial scale that will be available to the ALS patient’s community around the world. Also, during the year 2022, the company invested a lot of effort to complete the submission of an IND to the FDA, including the completion of a clinical protocol after consultation with key opinion leaders in the US and Europe and the completion of additional data regarding the product’s safety and quality assurance.

The Year 2023 — In continuation of the company’s efforts to complete what is required for submitting the IND as detailed above, during the reporting period, the company received FDA approval to start a multi-site clinical trial in the USA Phase IIa Multi-Site (phase 2a) of the company’s AstroRx® product for the treatment in the case of ALS, this follows the IND request submitted by the company in February. In addition, during the reporting period, the company began preparations for the clinical trial and, among other things, worked to preserve the existing knowledge in the company as part of the audit plan for 2023, which dealt with the transfer of Transfer-Tech knowledge and began the process to locate a CRO.

As part of the clinical trial, the company intends to examine the administration of repeated doses of AstroRx® every three months to prolong the observed therapeutic effect. As detailed above, as part of the Phase I/IIa clinical trial carried out by the company in Israel between 2018 – 2020.

At the same time as conducting the clinical trials, the company intends to continue developing closed and automated production processes that will answer the commercial production phase for thousands of patients once the clinical phases are successful.

The company estimates that it will be ready to start the multi-site clinical trial during the fourth quarter of 2025, subject to obtaining the required funding for the experiment.

Like the support that AstroRx® cells provide to the motor neurons survival in ALS disease, the astrocyte cells support the survival of nerve cells that are damaged in other neurodegenerative diseases. The company’s progress in the process of development, production, regulation, and clinical assessment of the AstroRx® product in the use of these cells in the ALS disease may serve a rapid and efficient development of the product for additional indications,

Moore Financial Consulting

Annex E-9

thus shortening the arrival of the product to clinical stages in a relatively short period of time and raising the business potential of the company, the company intends to examine the possibilities for reviewing the effectiveness of the cellular product in supporting the survival of nerve cells in other neurodegenerative diseases such as the advanced stage of Multiple Sclerosis, Glaucoma, Parkinson and Alzheimer.

IsletRx

IsletRx’s cellular product is based on pluripotent stem cells expansion and differentiation. It received as part of non-exclusive license agreements and on its technological platform, which enables the proliferation of pluripotent stem cells and their differentiation into cells like the islets of Langerhans (which contain insulin-producing beta cells and glucagon-producing alpha cells). These cells are intended for transplantation in diabetics whose beta cells are unable to produce insulin and release it in response to an increase in blood sugar. Transplantation of the cells will restore the patient’s ability to produce and release insulin biologically as needed, independently of external monitoring of the blood sugar level and regular insulin injections.

Therefore, the company’s drug is intended for type 1 and type 2 diabetes patients who depend on insulin injection from an external source to maintain adequate blood glucose levels. The treatment is based on islet-like clusters of cells produced from pluripotent stem cells.

As described above, based on extensive clinical trials conducted worldwide (end of the third phase) with the help of donor islets of Langerhans, it was found that their transplantation in diabetic patients led to a cure from the disease for a fixed period (about two to three years). Since the cells in the patient’s body are unable to produce insulin and release it in response to an increase in blood sugar, when functional pancreatic tissue is transplanted, the transplanted person can again produce and release insulin as needed, independently of external monitoring of the blood sugar level and regular insulin injections. Blood sugar level monitoring is done by cells, not artificial systems (such as sensors for glucose in insulin pumps).

In addition, the company is developing a technology for wrapping the islets (Delivery) that will allow protection of the islets from the immune system of the patient in whose body they will be transplanted, so that this wrapping will be a solution to the phenomenon of transplant rejection, without the need to administer drugs to weaken the patient’s immune system.

The wrapped islets will be implanted in the patient’s body in a defined anatomical area containing islet-like aggregates. According to the company, this method will make it possible to control and replace the cells, if necessary, with new cells. As the product development is completed, it will solve the problem of imbalance in diabetics, which brings long-term health complications. Thus, by achieving balance in blood sugar levels, there will be a stop in the deterioration of the disease and the patient’s quality of life will improve.

The model developed by the company in relation to the development of the drug for the treatment of diabetes, which is based on the technological platform, is divided into six main stages as detailed schematically below:

A. Cell proliferation (Expansion) produces large amounts of pluripotent stem cells, which are the starting material for the differentiation processes.

B. Differentiation into cells resembling islets of Langerhans — induction of differentiation processes of pluripotent stem cells into cells like islets of Langerhans under laboratory conditions in cell clusters, in a suspension stirred tanks under conditions simulating the development of islets of Langerhans.

C. Separation and selection (enrichment) of the relevant cells created by differentiation — clarification of the cells like the islets of Langerhans produced from the pluripotent stem cells to collect only the types of cells relevant for therapeutic function.

Moore Financial Consulting

Annex E-10

D. Re-aggregation (re-clustering) of the cells that have undergone selection — the cells undergo spontaneous re-aggregation into clusters like the islets of Langerhans under conditions developed by the company and found effective for the procedure.

E. Encapsulation of the cells before they are transplanted into the patient — to protect the cells from the immune system of the transplanted person. The company is developing a micro-encapsulation wrapping technology which, as its development is completed, will enable the detection of sugar levels and insulin secretion accordingly, and at the same time, will protect the cells from the immune system of the patient in whose body the cells will be transplanted, so that this wrapping will be a solution to the phenomenon of transplant rejection, without the need to administer drugs to weaken the system the patient’s immune system.

F. Implantation in the patient’s body — the implantation of the capsule containing the cells of Langerhans’ islets in the patient’s body, once for a certain period (as opposed to insulin injections that are carried out daily) so that the transplanted cells carry out independent monitoring in a biologically normal way of the blood sugar level, without the need for external monitoring. The cells produce insulin and other hormones and release them into the bloodstream at a physiological level as needed.

IsletRx, the company’s product that combines the islet-like cells of Langerhans wrapped in the unique technology that the company is developing to wrap them, has successfully passed pre-clinical feasibility trials, and the company continues the development procedures. It should be noted that in addition to the wrapping technologies that the company is developing independently, the company is examining the use of various delivery technologies, including the purchase of licenses, marine equipment, and materials. Accordingly, the company is exploring the possibility of entering into agreements with owners of rights in relevant technologies. If the company enters into such agreements, it may be required to pay royalties to the owners of the rights in the technology or payments for milestones or both. At this stage, the company is unable to estimate the costs accurately.

As of the date of the report, the company has a collaboration with iTolerance Inc., for the joint development of an innovative treatment in the field of diabetes based on the company’s IsletRx product and iTolerance’s 100-iTOL technology.

During the reporting period, the joint venture was awarded a $1 million grant from the BIRD Foundation. After the reporting period, the parties held a preliminary meeting with the FDA in which the FDA was briefed on the company’s plans for the planned safety and efficacy trials.

Stages of drug development

As of the date of this report, the company is in the pre-clinical stage (the stage where the feasibility and safety of the product are proven in laboratory equipment and animals).

November 2019 — Completion of a preclinical feasibility trial in cellular therapy for insulin-dependent diabetes. The experiment tested the treatment efficiency of the IsletRx product, which is based on cell clusters like the islets of Langerhans and includes pancreatic cells in combination with a unique micro-encapsulation technology developed by the company. Successful results were observed as part of the feasibility trial results.

The Year 2020 — Continue product development and promote regulatory processes with the FDA.

Moore Financial Consulting

Annex E-11

The Year 2021 — In May 2021, the company submitted a preliminary application (INTERACT) to the FDA for the IsletRx product to receive a reference regarding the regulatory track for the product’s production and clinical development plans. In October 2021, the company held a meeting with the FDA (INTERACT), which included the recommendations and instructions for the company to carry out the plans required for the development of the IsletRx product in preparation for the Pre-IND submission of the product for the treatment of diabetes. It should be noted that the FDA viewed positively many aspects of the clinical development outline that the company proposed for the product. As of this date, the company continues the development procedures, among other things, in accordance with the recommendations received by the FDA.

The Year 2022 — The company made progress in searching for solutions for macro-encapsulation and micro-encapsulation of the IsletRx product. As mentioned above, in December 2022, the company reported the approval of a grant in the amount of one million US dollars to the company from the Israel-USA Binational Research and Development Fund (BIRDF) for sharing Potential action between the company and the American company iTolerance.

May 2023 — In May 2023, the company and iTolerance signed a cooperation agreement to develop an innovative treatment for diabetes. As part of the agreement, iTolerance will provide the 100-iTOL technology, and the company will provide the IsletRx product.

January 2024 — The company and iTolerance held a preliminary meeting with the FDA (INTERACT), during which the FDA was briefed on the company’s plans in connection with the safety and efficacy trials planned in connection with the joint development.

As mentioned, at the time of the report, the company is still in the pre-clinical phase of the diabetes drug development process. According to the findings of the preclinical studies, the in-vivo production of human c-peptide was demonstrated, which proves the function in the cells, as well as the release of c-peptide and insulin depending on the glucose levels blood (proof that the cells respond to changing glucose levels). An experiment in diabetic animals showed that the IsletRx cells could cure the disease in the model animals. As of the date of the report, the company continues to examine various options for providing optimal protection to the cells from the immune system, including a solution based on cooperation.

Moore Financial Consulting

Annex E-12

Kadimastem’s Financials

Following are the Company’s audited balance sheets as of December 31 of the years 2019 – 2023 and the proforma balance as of 30.06.2024:

USD 000’	31.12.2019	31.12.2020	31.12.2021	31.12.2022	31.12.2023	30.06.2024
	Audited					Proforma
Current Assets
Cash and Cash equivalents	12	1,445	6,197	1,700	1,105	3,022
Restricted Cash	—	—	—	—	—	130
Short-term receivables	408	340	181	273	435	493
Total Current Assets	420	1,785	6,378	1,973	1,540	3,645

Non-Current assets
Restricted Cash	135	148	148	152	164	—
Long-term receivables	52	28	—	—	—	—
Right-of-use assets	901	580	403	808	301	80
Fixed assets	431	329	345	389	220	179
Total Non-Current assets	1,519	1,086	896	1,349	685	258
Total Assets	1,939	2,870	7,274	3,322	2,226	3,903

Current Liabilities
Bank Loans	295	295	280	273	291	317
Loans from related parties	1,172	2,505	843	836	821	—
Account and Trade Payables	1,783	1,018	847	982	513	322
Other payables	697	468	540	339	218	164
Current Lease liabilities	357	341	358	373	348	144
Deferred grants	124	—	106	—	—	—
Convertible loan	—	—	—	—	222	—
Obligation for conversion component and options	—	—	—	—	967	—
Total Current Liabilities	4,429	4,627	2,974	2,802	3,380	947

Non-Current Liabilities
Employee benefit obligations	85	81	107	18	5	6
Non-Current Lease liabilities	625	307	101	415	—	—
Total Non-Current liabilities	710	388	208	433	5	6

Shareholders’ equity
Share capital	273	517	895	969	1,115
Share Premiun	34,729	42,045	52,900	54,499	58,221
Warrants	66	809	2,559	2,478	1,096
Equity attribue for share-based transactions	3,459	1,556	1,412	1,493	658
Equity attribute for Shareholders’ transactions	2,216	2,638	3,048	3,324	3,630
Accumulated loss	(43,942)	(49,710)	(56,722)	(62,676)	(65,881)
Total shareholders’ equity	(3,199)	(2,145)	4,092	87	(1,160)	2,951
Total Liabilities and Equity	1,939	2,870	7,274	3,322	2,226	3,903
Moore Financial Consulting

Annex E-13

Following are the Company’s P&L’s for the years 2019 – 2023 and for the 6 months ended on 30.06.2024:

USD 000’	2019	2020	2021	2022	2023	H1 – 2024
Revenue	—	—	—	—	—	—
R&D expenses	4,741	3,524	4,554	4,010	1,578	403
S&M expenses	221	244	128	237	80	—
G&A expenses	1,610	1,629	1,782	1,608	1,279	370
Total Opex	6,572	5,397	6,464	5,855	2,937	773
Operational Loss	(6,572)	(5,397)	(6,464)	(5,855)	(2,937)	(773)
Interest income	7	9	—	19	35	—
Interest expenses	158	455	644	252	347	477
Loss before taxes	(6,723)	(5,843)	(7,108)	(6,088)	(3,248)	(1,250)
Direct taxes	(49)	(67)	(118)	(44)	(53)	(35)
Loss for the year	(6,674)	(5,775)	(6,990)	(6,044)	(3,195)	(1,215)
Actuarial gains or losses attributed to defined benefit plans	(15)	7	(22)	89	(10)	—
Net Loss	(6,688)	(5,769)	(7,011)	(5,954)	(3,205)	(1,215)

The Market

Amyotrophic Lateral Sclerosis (ALS)

Amyotrophic lateral sclerosis (ALS), formerly known as Lou Gehrig’s disease, is a neurological disorder that affects motor neurons, the nerve cells in the brain and spinal cord that control voluntary muscle movement and breathing. As motor neurons degenerate and die, they stop sending messages to the muscles, which causes the muscles to weaken, start to twitch (fasciculations), and waste away (atrophy). Eventually, in people with ALS, the brain loses its ability to initiate and control voluntary movements such as walking, talking, chewing and other functions, as well as breathing. ALS is progressive, meaning the symptoms get worse over time.

The U.S. Food and Drug Administration has approved several drugs for ALS that may prolong survival, reduce the rate of decline, or help manage symptoms. However, there is currently no known treatment that stops or reverses the progression of ALS.

Early symptoms include:

•        Muscle twitches in the arm, leg, shoulder, or tongue

•        Muscle cramps

•        Tight and stiff muscles (spasticity)

•        Muscle weakness affecting an arm, a leg, or the neck

•        Slurred and nasal speech

•        Difficulty chewing or swallowing

As the disease progresses, muscle weakness and atrophy spread to other parts of your body. People with ALS may develop problems with:

•        Chewing food and swallowing (dysphagia)

•        Drooling (sialorrhea)

Moore Financial Consulting

Annex E-14

•        Speaking or forming words (dysarthria)

•        Breathing (dyspnea)

•        Unintended crying, laughing, or other emotional displays (pseudobulbar symptoms)

•        Constipation

•        Maintaining weight and getting enough nutrients

Eventually, people with ALS will not be able to stand or walk, get in or out of bed on their own, use their hands and arms, or breathe on their own. Because they usually remain able to reason, remember, and understand, they are aware of their progressive loss of function. This can cause anxiety and depression in the person with ALS and their loved ones. Although not as common, people with ALS also may experience problems with language or decision-making.

Most people with ALS die from being unable to breathe on their own (known as respiratory failure,) usually within three to five years from when the symptoms first appear. However, about 10% survive for a decade or more.

Treating ALS

There is no treatment to reverse damage to motor neurons or cure ALS currently. However, some treatments may slow progression of the disease, improve quality of life, and extend survival. New treatments have become available in the past several years, and researchers continue to explore diverse avenues to slow or stop progression of ALS.

Supportive health care is best provided by integrated, multi-disciplinary teams of professionals that may include physicians, pharmacists, physical, occupational, speech, and respiratory therapists, nutritionists, social workers, clinical psychologists, and home care and hospice nurses. These teams can design an individualized treatment plan and provide special equipment aimed at keeping people as mobile, comfortable, and independent as possible.

Doctors may use the following medications approved by the U.S. Food and Drug Administration (FDA) to support a treatment plan for ALS:

•        Riluzole (Rilutek) is an oral medication believed to reduce damage to motor neurons by decreasing levels of glutamate, which transports messages between nerve cells and motor neurons. Clinical trials in people with ALS showed that riluzole may prolong survival by a few months. The thickened liquid form (Tiglutik) or the tablet (Exservan) that dissolves on the tongue may be preferred if the person has swallowing difficulties.

•        Edaravone (Radicava) is an antioxidant given either orally or intravenously and has been shown to slow functional decline in some people with ALS. RADICAVA ORS is a form of edaravone that can be taken orally or via feeding tube.

•        Sodium phenylbutyrate/taurursodiol (Relyvrio) is an oral medication that was proposed to prevent nerve cell death by blocking stress signals in cells. The FDA approved Relyvrio based on safety and efficacy data from a single, smaller ALS clinical trial in September 2022. However, a larger clinical trial failed to confirm the earlier findings, and the manufacturer of Relyvrio removed the drug from the market in 2024.

•        Tofersen (Qalsody) is given through a spinal injection to people with ALS who have been determined to have a mutation in the SOD1 gene. While the benefits of this drug are still under study, it may work by decreasing one of the markers of damage to neurons.

Moore Financial Consulting

Annex E-15

ALS Prevalence

In The following table can be found data regarding the prevalence of ALS in the population of the US, Japan and the five European largest economies1 2 3:

		Prevalence
Country	Population[1]	per 100k	Total
USA[2]	345,426,571	8.63	29,824
Germany[3]	84,552,242	6.23	5,268
France[3]	66,548,530	6.23	4,146
UK3	69,138,192	4.03	2,786
Spain[3]	47,910,526	6.89	3,301
Italy[3]	59,342,867	7.85	4,658
Japan[3]	123,753,041	7.96	9,851

Diabetes

Diabetes is a chronic, metabolic disease characterized by elevated levels of blood glucose (or blood sugar), which leads over time to serious damage to the heart, blood vessels, eyes, kidneys and nerves. The most common is type 2 diabetes, usually in adults, which occurs when the body becomes resistant to insulin or doesn’t make enough insulin. In the past 3 decades the prevalence of type 2 diabetes has risen dramatically in countries of all income levels. Type 1 diabetes, once known as juvenile diabetes or insulin-dependent diabetes, is a chronic condition in which the pancreas produces little or no insulin by itself. For people living with diabetes, access to affordable treatment, including insulin, is critical to their survival.

Symptoms of type 1 diabetes include the need to urinate often, thirst, constant hunger, weight loss, vision changes and fatigue. These symptoms may occur suddenly. Symptoms for type 2 diabetes are generally like those of type 1 diabetes but are often less marked. As a result, the disease may be diagnosed several years after onset, after complications have already arisen. For this reason, it is important to be aware of risk factors.

Type 1 diabetes cannot currently be prevented. Effective approaches are available to prevent type 2 diabetes and to prevent the complications and premature death that can result from all types of diabetes. These include policies and practices across whole populations and within specific settings (school, home, workplace) that contribute to good health for everyone, regardless of whether they have diabetes, such as exercising regularly, eating healthily, avoiding smoking, and controlling blood pressure and lipids.

The starting point for living well with diabetes is an early diagnosis — the longer a person lives with undiagnosed and untreated diabetes, the worse their health outcomes are likely to be. Easy access to basic diagnostics, such as blood glucose testing, should therefore be available in primary health care settings. Patients will need periodic specialist assessment or treatment for complications.

A series of cost-effective interventions can improve patient outcomes, regardless of what type of diabetes they may have. These interventions include blood glucose control through a combination of diet, physical activity and, if necessary, medication; control of blood pressure and lipids to reduce cardiovascular risk and other complications; and regular screening for damage to the eyes, kidneys and feet to facilitate early treatment.

____________

1        Worldometer — Countries in the world by population (2024) — https://www.worldometers.info/world-population/population-by-country/

2        CDC — National ALS registry dashboard — https://www.cdc.gov/als/dashboard/index.html

3        Carolyn A. Brown, Cathy Lally, Varant Kupelian, W. Dana Flanders; Estimated Prevalence and Incidence of Amyotrophic Lateral Sclerosis and SOD1 and C9orf72 Genetic Variants. Neuroepidemiology 16 September 2021; 55 (5): 342–353. — https://doi.org/10.1159/000516752

Moore Financial Consulting

Annex E-16

Diabetes Prevalence

According to the International Diabetes Federation (“IDF”) data, there were approx. 537 million people from the 20 – 79 age group worldwide living with diabetes (2021 data). This represents 10.5% of the world’s population in this age group. The total number is predicted to rise to 643 million (11.3%) by 2030 and to 783 million (12.2%) by 2045. In the following table are the IDF’s estimated global number of persons with Diabetes by territory:

Region	(000’)	2021	%	2030	Growth
Africa		23,634	4.4%	33,446	41.5%
Europe		61,425	11.4%	67,000	9.1%
Middle East and North Africa		72,672	13.5%	95,000	30.7%
North America and Caribbean		50,547	9.4%	57,000	12.8%
South and Central America		32,497	6.1%	40,000	23.1%
South-East Asia		90,205	16.8%	113,300	25.6%
Western Pacific		205,640	38.3%	238,300	15.9%
Total		536,620	100.0%	644,046	20.0%

Source: IDF Diabetes Atlas 2021 — 10th edition

Estimated total number of adults (20 – 79 years) with diabetes in 2021

<100 thousand
100–<500 thousand
500 thousand–<1 million
1–<10 million
10–<20 million
>20 million
no estimates made

Source: IDF Diabetes Atlas 2021 — 10th edition

Moore Financial Consulting

Annex E-17

The IDF’s Prevalence data for the US, Japan and the 5 European largest economies are as follows:

Country	Population	Diabetes (2021) (000’)		Diabetes (2030) (000’)	Growth %
			%
USA	345,426,571	32,215	9.3%	34,755	7.9%
Germany	84,552,242	6,200	7.3%	6,520	5.2%
France	66,548,530	3,943	5.9%	4,185	6.1%
UK	69,138,192	3,996	5.8%	4,141	3.6%
Spain	47,910,526	5,141	10.7%	5,576	8.5%
Italy	59,342,867	4,470	7.5%	4,699	5.1%
Japan	123,753,041	11,005	8.9%	10,543	-4.2%
Total	796,671,969	66,971	8.4%	70,418	5.1%

The total number of people with Diabetes in these seven countries in 2021 was estimated by the IDF as approximately 67 million with an estimated total growth of 5.1% by 2023 to approximately 70.4 million.

Stem Cell Therapies Prices

Over the past 3 years, drug manufacturers have disrupted the medical and prescription drug industries considerably with the rapid growth of cellular therapies. Often lifesaving, these therapies represent a promising new era for medical treatments in the US. However, the high cost and growing pipeline for cell therapies present considerable challenges for the US medical insurance market.

As the number of approved cell therapies continues to grow, the impact on insurance claim activity is a paramount challenge for employers, insurers and reinsurers. The eligible population to receive these therapies is still relatively small, so while currently approved therapies have not yet become a significant percentage of overall US medical spend, claim frequency is slowly building.

The exact stem cell treatment cost can be determined only after careful evaluation of the case and other parameters associated with the treatment. For example, the stem cell therapy cost is influenced by several factors, including the type, quality, and source of stem cells, the condition to be treated, and the location of the treatment facility. In addition, the number of cells to be administered and whether the stem cells are ethically sourced and viable also influence stem cell therapy price. Following is a list of FDA approved cell therapies and their cost as of June 30, 2023,4:

Drug	Condition	Manufacturer	Cost ($000’)
Abecma	Multiple Myeloma	Celegene	419.5
Breyanzi	Large B-Cell Lymphoma	Juno Therapeutics	410.3
Carvykti	Multiple Myeloma	Janssen Biotech	465.0
Kymriah	Follicular Lymphoma	Novartis	475.0
Lantidra	Type 1 Diabetes	CellTrans	300.0
Maci	Knee/Joint defects	Vericel	40.0
Omisirge	Blood Cancers	Gamida cells	338.0
Provenge	Prostste cancer	Dendreon	93.0
Rethymic	Congenital Athymia	Enzyvant Therapeutics	2,700.0
Tecartus	Acute Lymphoblastic Leukemia	Kite Pharma	373.0
Yescarta	Large B-Cell Lymphoma	Kite Pharma	373.0

____________

4        Gene and Cell Therapies: Navigating the Challenges Around Rising Costs in Medical Insurance (https://www.guycarp.com/)

Moore Financial Consulting

Annex E-18

Methodology

Methodology for asset valuation

A valuation of business, operations, assets or liabilities can be carried out according to one or more methodologies for valuation. For the most part, the general practice divides the valuation methodologies between the three following main approaches:

•        The Cost Approach/Net Asset Value (NAV).

•        The Comparative Method/Market Approach.

•        The Income/Earnings Approach

Valuation methodology can make use of one or more of the approaches above. Choosing the appropriate valuation methodology varies from case to case. While each of the various approaches and methodologies has its own uniqueness and is suitable for other types of assets or evaluating various business situations.

In addition, all the approaches require references to various parameters and different information available and therefore the choice of valuation methodology should be done carefully with attention to both the nature of the asset valued, the business environment in which it is located and the information available to the appraiser at the valuation.

The Cost Approach/Net Asset Value (NAV)

The cost approach estimates the economic value of the entity’s assets and liabilities based on their market value. To carry out the valuation based on this method, it is required to replace the book value (accounting numbers) of assets and liabilities (and the off-balance components) with their economic value.

In other words, in contrast to the ‘book value,” the “assets value” “of the Company refers to the net realizable values (Exit Value) of assets and liabilities. The implied equity value is the entity’s total fair value assets less the fair value of its liabilities.

In this approach it is not required to use any forecasts and future value calculation but only present data. For example, if a company, which began operating in a short time before the valuation date, is the owner of production machines whatsoever, the value will be as the fair value of the machines (i.e. the fair value is the price at which the company can sell the machines in the free market and arm’s length transaction basis) plus other company’s assets, minus its liabilities.

The NAV approach is commonly used especially for: (1) companies in liquidation, (2) early-stage companies, (3) companies which are all in fair value, or most of their value are in fair value (mainly holding companies and real estate entities), i.e. the major portion of their value is reflected on their balance sheet (except of “intangible assets” or “goodwill”) or (4) in order to obtain a lower bound for the value of the company.

The Comparative Method/Market Approach

Under this approach, the estimated value of the asset is based on actual transactions which took place whereby market conditions in the asset itself, or in similar assets, the transactions are carried out within a reasonable time before the valuation date and the markets the comparable assets operate are like the market of the asset valued.

This approach estimates the asset based on comparable purchase and sale transactions of similar activities. The use of information about purchases of similar assets (for the assessment of the asset’s value) assumes that the relevant parameters deriving from similar non-financial businesses can be a basis for deriving the estimated value of the asset.

The above is reserved by the condition that a similar transaction is between a willing buyer and a willing seller (i.e. arm’s length transactions). In such a case, the value of the transaction reflects the real market value of the asset transferred. Comparative transactions which constitute the comparative sample evaluation can be a sale of whole asset on the one hand (e.g., the sale of company), and on the other hand a quote of traded share price of a similar company.

Moore Financial Consulting

Annex E-19

After finding those relevant comparable transactions, it is required to standardize the value of the assets to which they compare to estimate the asset’s value according to selected parameters. Then the asset is estimated based on a comparison between the sample of assets, based on the assumption that similar assets are characterized by the same multiples and/or by similar financial ratios.

The comparison is made based on the calculated ratio between the value of the asset and the selected performance parameter. This ratio is called the “multiplier.”

The Income/Earnings Approach

According to the income approach, the value of an economic asset is derived from the future cash flows arising from it. The basic principle underlying the income approach is that an asset/company is an active ongoing concern premise and will operate in the future. The aim of the income approach is to reach the current value based on the firm’s forecast cash flows.

The main valuation methodology in the income approach is the discounted cash flow method (DCF). The method’s principle is that the value of the asset is the present value of free cash flow (FCF) which is generated during the forecast period (finite or infinite).

The first step in this approach is to build a cash flow projection of the entity (based on the entity’s business model). The model is a set of logical-mathematical relationships between various parameters which are considered as factors that affect the future financial results of the asset that is estimated. The result is a line of cash flows arising from the different formulas and parameters used in the model’s assumptions.

In the second phase, to determine the value of the asset it is required to set an appropriate discount rate which is the basis for discounting future cash flows and translating them into current values. The discount rate reflects the level of activity’s risk. As much as the entity’s activity is dangerous (i.e., the level of uncertainty that exists to realization is lower) then it is required to choose a higher discount rate. As much as the discount rate is higher then, the cash flow’s present value will be lower.

Capital Asset Pricing Model (CAPM) assumes that the average investor holds the market portfolio and therefore he is exposed to market risks and hence measurement of risk for an individual asset is relative risk compared to the market portfolio.

According to this model, the rate of return on equity is derived from the risk-free interest rate plus a market risk premium multiplied by the risk level of the company which is relative to the standard deviation of the market portfolio (ß).

Ke = Rf + ß * (Rm-Rf)

Where:

RF = risk free interest rate

ß = The correlation level between the return on investment and the return on the market portfolio

Rm-Rf = Risk premium on risky assets above the risk-free interest rate

The Beta of the asset will be derived usually from the calculation of the actual beta of the share of the company, which is estimated, from a sample of similar listed companies, or from a database. First, the beta-share leveraged will be derived from peer group, and then re-leveraging will be carried out to reach the appropriate beta for the estimated company.

Sometimes it is common to include additional premiums for the cost of capital in respect of business risks which are not “perceived” by the CAPM, such as the premium for small companies (small-size premium) and other risk premiums.

Moore Financial Consulting

Annex E-20

Valuation

Methodology in Kadimastem’s valuation

Kadimastem’s valuation was performed under the income approach, using the Risk-Adjusted Net Present Value (rNPV) method. This method enhances standard DCF analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. As a result, this method is also referred to as the expected net present value (eNPV) method. Among the various early-stage biotech valuation methods, the rNPV method is the most appropriate. This method is suited for valuing:

•        Preclinical and clinical stage biotech assets

•        Novel pharma and biotech drugs undergoing development

•        Other life sciences assets that undergo phased development

The mechanics of rNPV involve:

•        Estimating clinical trial and approval probabilities

•        Adjusting cash flow projections for risk using these probabilities

•        Discounting risk-adjusted cash flows to present value

•        Summing risk-adjusted cash flows to derive rNPV

This captures the risks inherent in biotech drug development. rNPV provides a more accurate asset valuation than basic DCF as it enables conducting pharma and biotech valuation based on the stage (preclinical, Phase 1-3) of development of assets.

As mentioned in the company description, Kadimastem is currently in the process of developing two indications:

•        AstroRx® — clinical development of a cell therapy for treating amyotrophic lateral sclerosis (ALS).

•        IsletRx — a treatment for insulin-dependent diabetes (type 1 diabetes and type 2 diabetes requiring insulin).

We have valued Kadimastem under the assumption that these are it’s only two projects, therefore we accounted for expected income and expenses related to these indications alone and did not take into consideration developments that the Company might be performing in the future.

Another assumption made for the sake of the current valuation is that the Company will develop the two indications on its own until the successful termination of the Phase II clinical trials and following that will seek for a business agreement with a large pharma company that will perform the Phase III clinical trials (on its own account) and after the successful conclusion of the trials will continue and market the finished products. Kadimastem will be entitled for an upfront payment at the end of Phase II and royalties from the third-party revenues.

Moore Financial Consulting

Annex E-21

Timeline of the development of the Indications

Following we present the assumptions regarding the development of the AstroRx® and IsletRx:

Based on information received from the company and our own research we have assumed the following regarding the development of AstroRx® and IsletRx:

Phase	Start	End	Cost ($000’)
AstroRx (ALS)
Phase II*	Q3/2025	Q4/2026	15,000
Phase III	Q2/2027	Q1/2029	**
Sales	Q3/2029		***
IsletRx (Diabetes)
Phase I*	Q4/2025	Q1/2027	3,000
Phase II	Q3/2027	Q4/2028	15,000
Phase III	Q2/2029	Q1/2031	**
Sales	Q3/2031		***

____________

*        Phase might start a quarter or two earlier upon availability of funding

**      Performed by third party

***    First sales

The timeline is presented in the following chart:

Year	2024	2024	2025	2025	2025	2025	2026	2026	2026	2026	2027	2027	2027	2027	2028	2028	2028	2028	2029	2029	2029	2029	2030	2030	2030	2030	2031	2031	2031	2031
Quarter	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
AstroRx (ALS)
Phase II	—	—	—	—	P_II	P_II	P_II	P_II	P_II	P_II	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Phase III	—	—	—	—	—	—	—	—	—	—	—	P_III	P_III	P_III	P_III	P_III	P_III	P_III	P_III	—	—	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales

IsletRx (Diabetes)
Phase I	—	—	—	—	—	P_I	P_I	P_I	P_I	P_I	P_I	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Phase II	—	—	—	—	—	—	—	—	—	—	—	—	P_II	P_II	P_II	P_II	P_II	P_II	—	—	—	—	—	—	—	—	—	—	—	—
Phase III	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	P_III	P_III	P_III	P_III	P_III	P_III	P_III	P_III	—	—	—
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	Sales	Sales
Moore Financial Consulting

Annex E-22

Total Available Markets

AstroRx®

According to the Company, the AstroRx® is for the treatment of all ALS patients, although it is probable that it will be more efficient when given to patients that are in the early stages of the illness. The total available market therefore comprises every case of ALS. We have assumed that the relevant markets for the Company in the first years of sales are as follows: U.S.A, Japan and the five largest European economies (Germany, UK, France, Italy and Spain). In the following table we present the ALS prevalence in these markets:

Country	Population	Prevalence per 100k	Prevalence
USA	345,426,571	8.63	29,824
EU_Germany	84,552,242	6.23	5,268
EU_France	66,548,530	6.23	4,146
EU_U.K	69,138,192	4.03	2,786
EU_Spain	47,910,526	6.89	3,301
EU_Italy	59,342,867	7.85	4,658
Japan	123,753,041	7.96	9,851
Total	796,671,969	7.51	59,834
Total EU	327,492,357	6.16	20,159

IsletRx

According to the company, the IsletRx is developed for the treatment of Insulin Dependent Diabetes, meaning that the total available market for this indication is comprised of 100% of type 1 Diabetes cases and 30% of type 2 Diabetes cases. In the following table we present the total available market for IsletRx in the U.S.A, Japan and the 5 largest European economies:

Country	Population	Ages 20 – 79 Types 1 & 2	Ages 0 – 19 Type 1	Total Available Market*	Annual Growth**
		(000’)	(000’)	(000’)	(000’)
USA	345,426,571	32,215	158	12,078	85
EU_Germany	84,552,242	6,200	35	2,329	11
EU_France	66,548,530	3,943	27	1,486	8
EU_U.K	69,138,192	3,996	32	1,510	5
EU_Spain	47,910,526	5,141	17	1,919	14
EU_Italy	59,342,867	4,470	14	1,668	8
Japan	123,753,041	11,005	5	4,076	(15)
Total	796,671,969	66,971	287	25,066	115
Total EU	327,492,357	23,751	125	8,912	46

____________

*        Approx. 90% of the 20-79 age group diabetes cases are type 2 and 10% are Type 1 therefore the Total Available Market is 90%*30% (Ages 20-79) + 10%(Ages 20-79) + 100%(Ages 0-19).

**      The annual growth in the number of Insulin Dependent diabetes.

Moore Financial Consulting

Annex E-23

Market Share

We have assumed the third-party pharmaceutical company with which Kadimastem will reach a marketing agreement will take the following market shares in each of the two markets (ALS and Diabetes) within the time schedule in the tables:

Country/Region	From	To	Time (years)
AstroRx (ALS)
USA	2%	20%	4
EU_5	2%	20%	4
Japan	2%	20%	4
Country/Region	From	To	Time (years)
IsletRx (Diabetes)
USA	0.2%	1.5%	4
EU_5	0.2%	1.5%	4
Japan	0.2%	1.5%	4

We assume that in both cases (ALS and Diabetes) sales will debut in the US and 4 Quarters later will start in Europe and 4 quarters afterwords sale in Japan will commence.

Treatments: Schedule and Price

We have assumed that the AstroRx® (ALS) will be given to patients on a quarterly basis and that the IsletRx (Diabetes) treatment will be given once every three years. Also, according to the Company the prices of both treatments will be around $150 thousand, annually.

Upfront and Royalties

As mentioned, one of the main assumptions is that the Company will continue the development and testing of the AstroRx® and IsletRx until the successful termination of the phase II clinical trials and afterwards will come to an agreement with a large pharmaceutical company that will take charge of the continuation of the clinical testing (Phase III) and when successful, of the commercialization of both developments.

It is assumed that the Company will be entitled to an upfront payment upon signing the agreement with the pharma company and afterwards, to royalties paid based upon the revenues that this third party will generate from the sales of AstroRx® and IsletRx. The upfront and royalty rates assumed are as follows:

Name	Indication	Upfront ($000’)	Royalties Rates (%)
AstoRx	ALS	30,000	10%
IsletRx	Diabetes	30,000	10%

Costs and Expenses

The Company will incur R&D expenses until the end of the Phase II clinical trials and G&A expenses throughout its lifespan. Also, the Company will finance the costs of the Phase I (IsletRx) and Phase II (AstroRx®, IsletRx) clinical trials. Following are the assumptions regarding the costs and expenses related to both developments:

Name	Indication	Phase I	Phase II
		($000’)
AstoRx	ALS	N/R	15,000
IsletRx	Diabetes	3,000	15,000
Moore Financial Consulting

Annex E-24

AstroRx	Sum ($000’)	Period
R&D	3,000	Untill Phase II
G&A	1,500	Untill end of Phase II
G&A	1,000	Untill end of Phase III (Annual)
G&A	1,000	After Phase III (Annual)
IsletRx	Sum ($000’)	Period
R&D	2,000	Until Phase I Start
R&D	3,000	Until Phase II (From end of Phase I)
G&A	1,500	Until end of Phase I (Annual)
G&A	1,500	Until end of Phase II (Annual)
G&A	1,000	Until end of Phase III (Annual)

Clinical Trials Success Rates

As mentioned, Kadimastem’s valuation was performed under the income approach, using the Risk-Adjusted Net Present Value (rNPV) method. This method enhances standard DCF analysis by adjusting cash flow projections for the probability of success, i.e., adjusting for the probability of successfully advancing through clinical trials and regulatory approval. The rates used in the current valuation are based upon research performed and published by the Biotechnology Innovation Organization (BIO)5.

The description of this research, in BIO own words “A total of 12,728 clinical and regulatory phase transitions were recorded and analyzed from 9,704 development programs over the last decade (2011 – 2020), across 1,779 companies. Phase transitions occur when a drug candidate advances into the next phase of development or is suspended by the sponsor. By calculating the number of programs progressing to the next phase vs the total number progressing and suspended, we assessed the success rate at each of the four phases of development: Phase I, II, III, and regulatory filing. Having phase-by-phase data in hand, we then compared groups of diseases, drug modalities, and other attributes to generate the most comprehensive analysis yet of biopharmaceutical R&D success.”

One of the results of the BIO research is the following table containing the success rates per disease area:

Disease Area	From To	Phase I Phase II	Phase II Phase III	Phase III NDA/BLA	NDA/BLA Approval
Hematology		69.6%	48.1%	76.8%	93.1%
Metabolic		61.8%	45.0%	63.6%	87.5%
Infecious disease		57.8%	38.4%	64.0%	92.9%
Others		63.6%	38.6%	60.0%	88.4%
Ophtalmology		71.6%	35.5%	51.2%	91.1%
Autoimmune		55.2%	31.4%	65.3%	94.1%
Allergy		56.4%	28.3%	64.7%	100.0%
Gastroenterology		46.7%	34.2%	57.1%	90.9%
All indications		52.0%	28.9%	57.8%	90.6%
Respiratory		55.9%	21.9%	64.5%	95.6%
Psychiatry		52.7%	26.8%	56.3%	91.2%
Endocrine		43.3%	26.6%	66.2%	86.3%
Neurology		47.7%	26.8%	53.1%	86.7%
Oncology		48.8%	24.6%	47.7%	92.0%
Cardiovascular		50.0%	21.0%	55.2%	82.5%
Urology		40.9%	15.0%	69.2%	84.6%

As can be seen, the success rates of clinical trials differ according to the disease area and according to the phase. The average success rates are represented by “All Indication” in which the probability of success of Phase I is 52% and those of Phase II and Phase III are 28.9% and 57.8% respectively. For the IsletRx (diabetes) development we used the Endocrine success rates from the above table.

Moore Financial Consulting

____________

5        Clinical Development Success rates and Contributing factors 2011–2020/BIO, February 2021

Annex E-25

Another one of the BIO research results is the rates of success of clinical trials for rare diseases. In this context the BIO research reads “…rare diseases can be identified based on meeting either or both of the following standard criteria: affecting fewer than 200,000 people in the US, or prevalence of 1 in 2,000 people in the EU. As 43% of the Oncology transitions are for rare indications, all Oncology indications were removed to make this rare disease analysis more concentrated on inborn genetic disorders. For chronic diseases, we first obtained a list of conditions from the CMS Chronic Conditions Data Warehouse (CCW). We removed any cancer indications, then identified those diseases with greater than 1 million patients affected in the United States.” The success rates of clinical trials included in the Rare Disease segment are as follows:

Disease Area	From To	Phase I Phase II	Phase II Phase III	Phase III NDA/BLA	NDA/BLA Approval
Rare Diseases		67.40%	44.60%	60.40%	93.60%

These success rates were used in the current valuation as the success rates of the AstroRx® (ALS). The rates of success used in the current valuation are as follows:

Phase	AstroRx	IsletRx
Phase I	N/R	43.30%
Phase II	44.60%	26.60%
Phase III	60.40%	66.20%
NDA	93.60%	86.30%
TOTAL	25.21%	6.58%

Cash Flows

Following are the cash flows based on the assumptions describe above, prior to the implementation of the clinical trials success rates:

Cash Flows ($ 000’)	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue
Upfront – AstroRx (ALS)	—	—	—	30,000	—	—	—	—	—	—	—	—
Upfront – IsletRx (Diabetes)	—	—	—	—	—	30,000	—	—	—	—	—	—
Royalties – AstroRx (ALS)	—	—	—	—	—	5,732	30,436	70,096	110,484	149,614	172,795	179,502
Royalties – IsletRx (Diabetes)	—	—	—	—	—	—	—	83,700	549,331	1,401,946	2,365,480	3,316,227
	—	—	—	30,000	—	35,732	30,436	153,797	659,815	1,551,560	2,538,275	3,495,729
Expenses:
Clinical Trials Costs
Phase II – AstroRx (ALS)	—	(5,000)	(10,000)	—	—	—	—	—	—	—	—	—
Phase I – IsletRx (Diabetes)	—	(500)	(2,000)	(500)	—	—	—	—	—	—	—	—
Phase II – IsletRx (Diabetes)	—	—	—	(5,000)	(10,000)	—	—	—	—	—	—	—
	—	(5,500)	(12,000)	(5,500)	(10,000)	—	—	—	—	—	—	—
R&D
AstroRx R&D Until Phase II	(1,500)	(750)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase I	(667)	(1,333)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase II	—	—	—	(1,500)	(1,500)	—	—	—	—	—	—	—
	(2,167)	(2,083)	—	(1,500)	(1,500)	—	—	—	—	—	—	—
G&A
AstroRx G&A Until end of Phase II	(750)	(1,500)	(1,500)	—	—	—	—	—	—	—	—	—
AstroRx G&A Until end of Phase III	—	—	—	(1,000)	(1,000)	(250)	—	—	—	—	—	—
AstroRx G&A After end of Phase III	—	—	—	—	—	(750)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)
IsletRx G&A Until end of Phase I	(750)	(1,500)	(1,500)	(375)	—	—	—	—	—	—	—	—
IsletRrx G&A Until end of Phase II	—	—	—	(1,125)	(1,500)	—	—	—	—	—	—	—
IsletRx G&A Until end of Phase III	—	—	—	—	—	(1,000)	(1,000)	(250)	—	—	—	—
IsletRx G&A After end of Phase III	—	—	—	—	—	—	—	(750)	(1,000)	(1,000)	(1,000)	(1,000)
	(1,500)	(3,000)	(3,000)	(2,500)	(2,500)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Total Expenses	(3,667)	(10,583)	(15,000)	(9,500)	(14,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Pre-Tax Income	(3,667)	(10,583)	(15,000)	20,500	(14,000)	33,732	28,436	151,797	657,815	1,549,560	2,536,275	3,493,729
Moore Financial Consulting

Annex E-26

According to the rNPV method used in this valuation, all the revenues and expenses in the model are multiplied by the probability of success, for instance, the IsletRx R&D expenses until Phase II are to be multiplied by the probability of success of the IsletRx Phase I (43.30%). Another example, Royalties revenue from the IsletRx must be multiplied by the product of the probability of success of Phase I, Phase II, Phase III and NDA (43.30% * 26.60% * 66.20% * 86.30% = 6.58%). Following are the cash flows including the success rates:

Cash Flows ($ 000’)	Success Rates	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue
Upfront – AstroRx (ALS)	44.6%	—	—	—	13,380	—	—	—	—	—	—	—	—
Upfront – IsletRx (Diabetes)	11.5%	—	—	—	—	—	3,455	—	—	—	—	—	—
Royalties – AstroRx (ALS)	25.2%	—	—	—	—	—	1,445	7,674	17,674	27,858	37,724	43,569	45,260
Royalties – IsletRx (Diabetes)	6.6%	—	—	—	—	—	—	—	5,508	36,147	92,251	155,653	218,214
		—	—	—	13,380	—	4,901	7,674	23,182	64,005	129,975	199,222	263,474
Expenses:
Clinical Trials Costs
Phase II – AstroRx (ALS)	100.0%	—	(5,000)	(10,000)	—	—	—	—	—	—	—	—	—
Phase I – IsletRx (Diabetes)	100.0%	—	(500)	(2,000)	(500)	—	—	—	—	—	—	—	—
Phase II – IsletRx (Diabetes)	43.3%	—	—	—	(2,165)	(4,330)	—	—	—	—	—	—	—
		—	(5,500)	(12,000)	(2,665)	(4,330)	—	—	—	—	—	—	—
R&D
AstroRx R&D Until Phase II	100.0%	(1,500)	(750)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase I	100.0%	(667)	(1,333)	—	—	—	—	—	—	—	—	—	—
IsletRx R&D Until Phase II	43.3%	—	—	—	(650)	(650)	—	—	—	—	—	—	—
		(2,167)	(2,083)	—	(650)	(650)	—	—	—	—	—	—	—
G&A
AstroRx G&A Until end of Phase II	100.0%	(750)	(1,500)	(1,500)	—	—	—	—	—	—	—	—	—
AstroRx G&A Until end of Phase III	44.6%	—	—	—	(446)	(446)	(112)	—	—	—	—	—	—
AstroRx G&A After end of Phase III	25.2%	—	—	—	—	—	(189)	(252)	(252)	(252)	(252)	(252)	(252)
IsletRx G&A Until end of Phase I	100.0%	(750)	(1,500)	(1,500)	(375)	—	—	—	—	—	—	—	—
IsletRrx G&A Until end of Phase II	43.3%	—	—	—	(487)	(650)	—	—	—	—	—	—	—
IsletRx G&A Until end of Phase III	11.5%	—	—	—	—	—	(115)	(115)	(29)	—	—	—	—
IsletRx G&A After end of Phase III	6.6%	—	—	—	—	—	—	—	(49)	(66)	(66)	(66)	(66)
		(1,500)	(3,000)	(3,000)	(1,308)	(1,096)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Total Expenses		(3,667)	(10,583)	(15,000)	(4,623)	(6,075)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Pre-Tax Income		(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	22,852	63,687	129,657	198,904	263,156

From the Pre-Tax Income, taxes at a rate of 23% (Israeli company tax rate) was deducted. The net income resulting was then discounted at a rate of 30% (see in appendix) and a terminal value rate of 3%.

Following is a concise DCF that include the tax expenses and is discounted by the WACC:

Cash Flows ($ 000’)	H2 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035
Revenue	—	—	—	13,380	—	4,901	7,674	23,182	64,005	129,975	199,222	263,474
Clinical Trials Costs	—	(5,500)	(12,000)	(2,665)	(4,330)	—	—	—	—	—	—	—
R&D	(2,167)	(2,083)	—	(650)	(650)	—	—	—	—	—	—	—
G&A	(1,500)	(3,000)	(3,000)	(1,308)	(1,096)	(416)	(367)	(330)	(318)	(318)	(318)	(318)
Pre-Tax Income	(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	22,852	63,687	129,657	198,904	263,156
Taxes	—	—	—	—	—	—	—	(1,857)	(14,648)	(29,821)	(45,748)	(60,526)
Net income	(3,667)	(10,583)	(15,000)	8,757	(6,075)	4,485	7,307	20,994	49,039	99,836	153,156	202,630
Discount periods	0.25	1	2	3	4	5	6	7	8	9	10	11
Discounted Net income	(3,434)	(8,141)	(8,876)	3,986	(2,127)	1,208	1,514	3,346	6,012	9,414	11,110	11,306
Agg. Discounted Net income	(3,434)	(11,575)	(20,451)	(16,465)	(18,592)	(17,384)	(15,870)	(12,524)	(6,512)	2,902	14,012	25,318
Moore Financial Consulting
Annex E-27

Kadimastem Value	$ (000’)
Cash flows value	25,318
Terminal value	43,132
Enterprise value	68,450
Cash	3,022
Debt	(317)
Company value	71,156

To the Company’s enterprise value, we added the cash and subtracted the financial debt. Kadimastem’s equity value is $71,156 thousand (rounded to $71 million)

Sensitivity analysis

We performed a sensitivity analysis for the value of the company in relation to two parameters, market penetration and royalty rates. The two parameters sensitivity analysis was performed individually for each of the parameters (meaning that the analysis was performed for the market penetration without changes to the royalty rates, and vice versa). The results are as follows:

Sensitivity to market penetration:

We analyzed the change in Company value if the market penetration parameter is up and down 10% (e.g. if market penetration parameter was originally set to 20% then we checked the Company value for this parameter’s values of 18% and 22%):

Market penetration	-10%	0%	10%
Company value	63,432	71,156	78,800

Sensitivity to Royalty rates:

We analyzed the change in Company value if the royalty rates parameters are up and down 2% (e.g. if royalty rate parameter was originally set to 10% then we checked the Company value for this parameter’s values of 8% and 12%):

Royalty rates	-2%	0%	2%
Company value	54,036	71,156	88,276

Based on the above DCF and the sensitivity analysis, the value of Kadimastem’s lies between $54 million and $88 million.

Moore Financial Consulting

Annex E-28

Appendix — Discount Rate

Kadimastem’s forecasted cash flows were discounted using a Weighted Average Cost of Capital (WACC) of 19% calculated using the following formula and parameters:

Parameter	Symbol	Value	Source	Comments
Debt (%)	D/(D+E)	12.1%	Average of Damodaran (Biotechnology & Pharma Industries) & Peer group	1
Equity (%)	E/(D+E)	87.9%
Cost of debt	Kd	6.57%	Damodaran (Average cost of debt of the Biotechnology and Pharma industries)	2
Tax	1-t	77.00%	Israeli Income Tax Rate
Risk free rate	Rf	1.81%	Market yield on U.S. inflation indexed Treasury securities at 10-year
Market premium	Rm-Rf	4.12%	Damodaran (USA)
Beta	Beta	0.90	Damodaran & Peer group	3
Size premium	SCP	10.73%	Duff & Phelps	4
Specific Premium	SP	17.00%
Cost of equity	Ke	33.23%	Rf+β*(Rm-Rf)+SCP
Weighted average cost of capital	WACC	30.00%	D*(1-T)*Kd+E*Ke

Comments

1.      Debt and Equity ratios are based upon the average of Damodaran’s and comparable company’s (peer group — see Appendix) data regarding these ratios in two industries (Biotechnology and Pharmaceutical), as follows:

D/(E+D)
Damodaran – Drug (Biotechnology)	12.5%
Damodaran – Drug (Pharmaceutical)	13.4%
Comparable – Biotechnology	5.4%
Comparable – Pharmaceutical	17.2%
Average	12.1%

2.      Cost of debt is the average of the cost of debts in the two industries (Biotechnology and Pharmaceuticals) according to Damodaran’s data, as presented in the table below:

Cost of Debt
Damodaran – Drug (Biotechnology)	6.70%
Damodaran – Drug (Pharmaceutical)	6.44%
Average	6.57%

3.      The beta is based on Damodaran data (unlevered beta of the Biotechnology and Pharmaceutical industries) and the peer group average.

Unlevered BETA
Damodaran – Drug (Biotechnology)	1.15
Damodaran – Drug (Pharmaceutical)	0.89
Comparable – Biotechnology	0.66
Comparable – Drug	0.54
Average	0.81
Moore Financial Consulting

Annex E-29

Unlevered BETA	0.81
Debt	12.1%
Equity	87.9%
Tax rate	23.00%
Leverage 1+(1-T)D/E	1.11
Levered BETA	0.90
Moore Financial Consulting

Annex E-30

Appendix — Peer group

The peer group we found relevant to Kadimastem’s valuation are the largest American companies in the Biotechnology and Drug manufacturers Industries:

Company	Ticker	Industry	Beta Levered	Beta Unlevered	E	D
Regeneron Pharmaceuticals, Inc.	(NasdaqGS:REGN)	Biotechnology	0.53	0.52	127.67	1.98
Vertex Pharmaceuticals Incorporated	(NasdaqGS:VRTX)	Biotechnology	0.51	0.51	120.68	0.00
Alnylam Pharmaceuticals, Inc.	(NasdaqGS:ALNY)	Biotechnology	0.68	0.64	34.36	2.43
Moderna, Inc.	(NasdaqGS:MRNA)	Biotechnology	0.38	0.38	31.87	0.00
BioMarin Pharmaceutical Inc.	(NasdaqGS:BMRN)	Biotechnology	0.66	0.63	17.32	1.09
United Therapeutics Corporation	(NasdaqGS:UTHR)	Biotechnology	0.51	0.49	14.40	0.50
Sarepta Therapeutics, Inc.	(NasdaqGS:SRPT)	Biotechnology	0.77	0.72	12.73	1.23
Insmed Incorporated	(NasdaqGS:INSM)	Biotechnology	1.19	1.10	12.46	1.33
Incyte Corporation	(NasdaqGS:INCY)	Biotechnology	0.53	0.53	11.95	0.00
Bio-Techne Corporation	(NasdaqGS:TECH)	Biotechnology	1.04	1.02	11.57	0.32
Summit Therapeutics Inc.	(NasdaqGM:SMMT)	Biotechnology	-0.27	-0.27	8.15	0.00
Exelixis, Inc.	(NasdaqGS:EXEL)	Biotechnology	0.64	0.64	7.62	0.00
Halozyme Therapeutics, Inc.	(NasdaqGS:HALO)	Biotechnology	1.03	0.89	7.09	1.50
Ionis Pharmaceuticals, Inc.	(NasdaqGS:IONS)	Biotechnology	0.71	0.59	6.86	1.82
Cytokinetics, Incorporated	(NasdaqGS:CYTK)	Biotechnology	0.93	0.87	6.60	0.65
Viking Therapeutics, Inc.	(NasdaqCM:VKTX)	Biotechnology	1.27	1.27	6.23	0.00
Eli Lilly and Company	(NYSE:LLY)	Pharmaceutical	0.59	0.58	876.41	29.03
Johnson & Johnson	(NYSE:JNJ)	Pharmaceutical	0.46	0.43	383.69	41.49
AbbVie Inc.	(NYSE:ABBV)	Pharmaceutical	0.62	0.53	342.35	70.94
Merck & Co., Inc.	(NYSE:MRK)	Pharmaceutical	0.35	0.32	288.13	37.79
Amgen Inc.	(NasdaqGS:AMGN)	Pharmaceutical	0.54	0.42	172.72	62.65
Pfizer Inc.	(NYSE:PFE)	Pharmaceutical	0.54	0.40	160.37	69.86
Bristol-Myers Squibb Company	(NYSE:BMY)	Pharmaceutical	0.51	0.36	100.07	52.39
Gilead Sciences, Inc.	(NasdaqGS:GILD)	Pharmaceutical	0.31	0.26	91.86	23.35
Biogen Inc.	(NasdaqGS:BIIB)	Pharmaceutical	0.68	0.58	29.41	6.93
Amarin Corporation plc	(NasdaqGM:AMRN)	Pharmaceutical	1.53	1.53	0.25	0.00
Average – Biotechnology			0.69	0.66	27.3	0.8
Average – Pharmaceutical			0.61	0.54	244.5	39.4
Average – General			0.66	0.61	110.9	15.7
Moore Financial Consulting

Annex E-31

Dear Sir,

Upon your request, Moore Financial Consulting Ltd. (hereinafter: “MFC”), performed a valuation of NLS Pharmaceutics AG. (“NLS”, “the Company”) as of December 19, 2024.

Our study was performed based on the following:

•        NLS’s annual financial report as of 31.12.2023

•        NLS proforma financial report as of 30.06.2024

•        NLS’s corporate presentations as of June 2024

•        Public information

This report was prepared based on information provided to us and from discussions held with the Company’s management. We did not verify the accuracy, reliability or completeness of the information provided and the procedures we used while performing the valuation do not constitute an audit or review made under any generally accepted auditing standards.

Our professional fees for this study were not subject to the results of this report.

Indemnification

It has been agreed by us, and NLS, that except for our willful misconduct, negligence or malice, we will not bear any responsibility vis-à-vis the Client or any third party, from any source and based on any cause, including tort, related to executing services according to this proposal, and the Client, and/or its representatives will not bring any claim and/or lawsuit against us, including via a third party notice, with regard to the services given by us to the Client.

It is agreed that any legal measures regarding this valuation must be taken no later than three years from the date of submission of this valuation. It is agreed between the parties that all legal proceedings will be determined solely by an arbitrator who will be mutually agreed upon and who will be appointed within 30 days from the date of request for arbitration. If the parties do not reach an agreement regarding the identity of the arbitrator, one will be appointed by the President of the Israeli Bar, whoever serves at that time, unless he will have an interest in one of the parties, in which case the arbitrator will be appointed by the President of the District Court in Tel Aviv.

To avoid doubt, it is hereby clarified that the parties agree that any claims and lawsuits regarding this agreement will be settled by an arbitrator, as described above, and they will abstain from turning to legal courts. Additionally, in the case of a lawsuit, the State of Israel will have sole jurisdiction, and the governing law will be Israeli law.

We received information and explanations from the Client and/or its representatives. The responsibility for the information and the explanations belongs solely to the Client. This valuation does not include verifying the data we received.

Given this, this valuation will not be considered a confirmation of the veracity or completeness of the data given to us. In no event will we be responsible for any loss, damage, cost, or expense caused in any way from fraud, misrepresentation, misleading, transferring false information or withholding information on your part and/or on the part of your representatives, or any other reliance on said information, subject to the abovementioned.

Additionally, and without derogating from the foregoing, if, in a final, un-appealable legal proceeding, we are found liable to pay any amount to a third party in connection with the services that are the subject of this valuation, the Client undertakes to indemnify and reimburse us if the source of the claim is not willful misconduct, negligence or malice in providing our services as follows:

(1)    In case the conviction shall arise from information provided by the Client which the advisor explicitly relied on in performing the valuation — the client agreed to indemnify and reimburse 100% of any amount which the advisor shall be required to bear.

(2)    Otherwise, the client agreed to indemnify and reimburse the advisor for amounts paid by the advisor which are exceeding 3 times the advisor’s fee.

Moore Financial Consulting

Annex E-33

In any event, we will update the Client and will allow it to plead its defense in any proceeding and we will not settle without its prior written consent. It is agreed that the Client will pay the amounts mentioned in this paragraph only if they exceed our professional services fees, and after deducting our fees.

Study performer: Tzach Kasuto, M.Sc.

Tzach is a partner at Moore Financial Consulting LTD. He has about 20 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting. Tzach holds a bachelor’s degree in economics and an MBA from Tel Aviv University.

Areas of expertise: Company valuation, fairness opinions, common share valuation, purchase price allocations, employee stock option valuation, expert opinions, Feasibility Studies, and Pricing Analysis.

•        Fattal Hotels. Provided Fattal Hotels, a major European hotel & leisure company, with numerous financial expert opinions, including a valuation and financial model requested by the underwriters, in connection with Fattal’s IPO.

•        The Second Authority for Television & Radio. Provided the Israeli Second Authority for Television & Radio with numerous economic studies and industry forecasts.

•        El Al. Provided El Al with valuations of two optional suppliers, which offered El Al an equity shares as a benefit for selecting them as a supplier.

•        The Israel Land Development Company. Provided the Israel Land Development Company, one of the leading public companies in Israel, with numerous valuation studies of the company’s major holdings.

•        Given imaging. Various PPA and Impairment studies of Given Imaging SBUs (A global, leader in patient-friendly solutions for visualizing, detecting, and monitoring GI disorders).

•        Kanit Hashalom. Numerous valuations of subsidiaries such as Tambour, Sonol, Supergas and GES.

Yours faithfully,
Moore Financial Consulting Ltd.

Moore Financial Consulting

Annex E-34

Annex E Page
The Company	E-36
The Transaction	E-42
Methodology	E-43
Valuation	E-45
Moore Financial Consulting

Annex E-35

The Company

NLS Pharmaceutics AG (“NLS”, “Company”) was incorporated in 2015 and is based in Zurich, Switzerland. The Company focuses on the development of treatments for narcolepsy, idiopathic hypersomnia, and other rare sleep disorders, as well as neurodevelopmental disorders, such as attention deficit hyperactivity disorder (ADHD). Its lead product candidates include Quilience to treat excessive daytime sleepiness and cataplexy associated with narcolepsy and Nolazol for the treatment of ADHD.

NLS is a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Their lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication), IH (follow-on indication) and potentially ADHD (back-up indication). It is believed that this unique mechanism of action will also enable Mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders.

CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas.

The Company is pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Their dual development strategy is designed to optimize the outcome of the clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies.

NLS believes that its streamlined clinical development approach has the potential to advance its product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, they believe, exists with respect to the development of their lead product candidate, Quilience, and follow-on product candidate, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by excessive eating).

The Company’s discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. NLS recently announced pre-clinical results of NLS-4, the next-generation wake-promoting drug candidate, for the chronic fatigue syndrome, or CFS, associated with the symptoms of Long-COVID, also known as Chronic Fatigue, caused by COVID-19 infection.

The Company’s current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by EDS) and complex neurodevelopmental disorders, and includes it’s lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and the follow-on candidate Nolazol, for the treatment of ADHD. In the third quarter of 2021 the company initiated its clinical development with a Phase 2 clinical trial, in adult patients with narcolepsy and published positive interim top-line results from the Phase 2 clinical trial in March 2022.

The company intends to apply for expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as PRIME. NLS completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, NLS may initiate Phase 3 clinical trials after it receives approval to commercialize Quilience. They also intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following its current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, they intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Moore Financial Consulting

Annex E-36

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market not for safety nor for efficacy reasons but for commercial. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. NLS entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol pre-clinical, non-clinical and clinical data and to Sanorex (mazindol) NDA in the U.S., and non-exclusive rights of mazindol in the rest of the world, except Japan and intend to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the Sanorex (mazindol) NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

The Company’s business strategy is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as Central Disorders of Hypersomnolence (which include narcolepsy as well as IH) and ADHD. NLS also intend to continually seek out-licensing and asset sale transactions that they believe will allow them to drive greater value for the shareholders. The key elements of the business strategy are to:

•        globally develop Quilience for narcolepsy in adults (lead project);

•        pursue new indications beyond narcolepsy (e.g., Quilience in IH) (follow-on projects);

•        explore expansion of their growing product pipeline either through in-house innovation or in-licensing.

Quilience

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, NLS have been granted formulation patents in several countries including the U.S., Europe, Canada and South Korea for our proprietary ER formulation, which provide patent protection through 2037.

Quilience has a mechanism of action that is distinct from existing and emerging therapies. If approved, Quilience may represent a substantial improvement to existing treatments. Mazindol’s mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement.

After obtaining an IND approval mid-2021, the Company initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022. On January 30, 2023, NLS announced the completion of an open label extension study with Quilience(R) (Mazindol ER) for the treatment of narcolepsy. On March 27, 2023, they announced open label extension study six-month data for Quilience(R) (Mazindol ER) in the treatment of narcolepsy Type 1 and Type 2.

Quilience Label Expansion — following the current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, NLS intends to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies.

Moore Financial Consulting

Annex E-37

The Company is also aiming to develop Quilience for the treatment of IH, a rare and chronic hypersomnia disorder for which there are currently no effective or approved treatments available. Its hallmark symptom is chronic EDS and a craving to sleep during the day, regardless of how many hours slept at night, which results in such people taking daytime naps that are usually long and not refreshing. Individuals with IH struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Like Narcolepsy, people with IH may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. NLS received orphan drug designation from both the FDA and the European Commission for the treatment of IH and this designation is expected to provide them initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively.

Quilience Development Program — NLS conducted a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the Epworth Sleepiness Scale (ESS). The key secondary endpoint was the change from baseline in the weekly number of cataplexy attacks in the subset of patients with cataplexy.

Given the success of the Phase 2 clinical trial, the Company intends to commence two Phase 3 randomized, double-blind, placebo controlled, parallel studies in adult patients with narcolepsy type 1. In 2023, the Company announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER.

In July 2023, it was announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled in several sites for the phase 3 studies. Once suitable capital has been secured, the phase 3 program will commence as the sites are ready to begin enrolling patients.

Nolazol

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist, and its unique pharmacological profile is expected to yield important benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by a positive pilot clinical trial with mazindol in 24 children with ADHD and a positive Phase 2 clinical trial in 85 adults with ADHD. The Phase 2 clinical trial in adults met all primary and secondary study endpoints and was well-tolerated. Given the positive outcome of the Phase 2 trial in ADHD, the Company may initiate Phase 3 clinical trials if it receives FDA’s green light to proceed at a later stage.

The first Phase 3 clinical trial may aim to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Moore Financial Consulting

Annex E-38

Research Pipeline

In addition to the product candidates, Quilience and Nolazol, NLS have early and mid-stage compounds that it may seek to further develop in the future. NLS may seek to develop these other compounds, comprising of NCEs, as well as repurposed compounds, to build a pipeline of product candidates at various stages of development that further complement the rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, the Company intends to continue to invest in the discovery research and development programs, with the goal of adding new compounds and indications to the product candidate development pipeline.

Aexon Labs Inc.

On March 20, 2024, NLS announced that it entered into an exclusive worldwide license agreement with Aexon Labs, Inc (“the Aexon Agreement”), a privately held U.S. company, under which the Company acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists (DOXA) platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLS has plans to initiate proof-of-concept preclinical development in the second half of 2024, subject to sufficient funding.

The DOXA platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease. These new compounds, in addition to the Company’s current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as narcolepsy, depression, ischemic stroke, drug addiction, and Alzheimer’s disease.

The Agreement

NLS will pay Aexon Labs an upfront payment of $30,000 for the option exclusivity and $170,000 upon execution of the definitive agreement to exercise the option. In addition, Aexon Labs will receive 15% of all proceeds earned by NLS in any future sub-licensing agreements. Other than that, the Aexon Agreement includes several milestone royalty payments to Aexon, as follows:

•        Milestone payment on termination of first Proof-of-Concept study in OX1R/OX2R KO mice model of narcolepsy: US $100,000

•        Milestone payment on issuance of the first Patent Granted in the US that covers the Licensed Product: US $300,000

•        Milestone payment on issuance of the second Patent Granted in the US that covers the Licensed Product: US $150,000

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Annex E-39

Royalty rate. NLS Pharmaceutics agrees to pay to Aexon Labs a royalty in the Territory on a country-by-country basis equal to:

•        15% of all Net Amounts earned by Licensee in the Territory if the Patent covers the Licensed Product

•        5% of all Net Amounts in case the Aexon Labs the corresponding Patent has not been granted to the Product at the time of the time of its Commercialization

•        If NLS challenges the validity of the Patents, the above Royalty Rates are increased to 30% if the challenge initiated by the NLS is not successful. If the challenge pursued by the Company is successful and leads to reduced royalty rates, the new royalty rates resulting from the challenge shall be immediately applied.

Sublicensing

NLS agrees to pay Aexon Labs the following percentages of license fees, milestones and royalties received from Sublicensees in consideration for any Sublicense granted for the Licensed Products to include:

•        15% of all Net Amounts earned by Sublicensee in the Territory if the Patent covers the Licensed Products

•        5% of all Net Amounts in case the Aexon Labs Patent is not granted yet

•        If any sublicensee challenges the validity of the patent, the new royalty rate doubles to 30% if the validity of Aexon’s patent is confirmed by the relevant patent office.

Recent Advancements

On June 2024 the Company announced preclinical results from multiple in vitro studies targeting alpha-synuclein (α-synuclein), specifically the A53T mutation, that demonstrate the compounds’ potential to advance the treatment of Parkinson’s Disease (PD). The compounds may be used by NLS pursuant to its license agreement with Aexon Labs, Inc.

Using the “Alpha-Synuclein (α-synuclein) A53T Parkinson’s Disease Genetic Cell-Based Agonist Neurite Outgrowth Assay” by Eurofins, various DOXA compounds demonstrated positive effects on neurite outgrowth, a critical parameter of neuronal health and regeneration.

Neurite outgrowth, a critical parameter of neuronal health, was measured using high-content imaging systems to determine the efficacy of AEX compounds. Reducing α-synuclein aggregation or promoting its clearance can alleviate its toxic effects on neurons. The effects of AEX compounds on neurite outgrowth as well as their impact on Cathepsin D (CTSD) and Orexin 1 Receptor (OX1R) activities provide insights into their potential to modulate the impact of α-synuclein.

Key findings

•        AEX-23: Its pronounced action as an OX1R agonist combined with positive effects on neurite outgrowth at specific concentrations suggests that it may modulate neuronal health through pathways influencing α-synuclein dynamics, making it a potential therapeutic candidate to improve neuronal connectivity and resilience in PD.

•        AEX-19: Its effects at low concentrations on neurite growth coupled with OX1R agonist activity and a moderate increase in CTSD activity suggest potential neuroprotective benefits in PD.

•        AEX-24: The increase in CTSD activity and agonist activity on OX1R suggests the potential to enhance α-synuclein degradation, highlighting its promising therapeutic impact on PD.

Moore Financial Consulting

Annex E-40

AEX-23 and AEX-19, which target OX1R, show promise in modulating the effects of α-synuclein on neurons, offering potential benefits in treating synucleinopathies like PD. AEX-19 and AEX-24 also present intriguing possibilities due to their effects on CTSD activity, suggesting pathways for reducing α-synuclein aggregation. Further in vitro research and in vivo preclinical studies are necessary to elucidate the precise mechanisms, optimize dosing, and evaluate the long-term efficacy and safety of these compounds in preclinical and clinical settings.

NLS Therapeutics financials:

Following are the Company’s Balance sheets as of December 31, 2023, and 2022 and the Proforma Balance as of June 2024:

$ 000’	30.06.2024	31.12.2023	31.12.2022
Assets
Current Assets
Cash and cash equivalents	3,753	898	8,948
Prepaid expenses and other current assets	640	925	298
	4,392	1,823	9,246
Property and equipment	1	7	18
Other assets	—	17	12
	1	24	30
Total Assets	4,393	1,847	9,277

Liabilities
Current liabilities
Account payables	409	4,634	2,373
Trade payables	(322)
Related party short term loan	—	1,634	—
Other accrued liabilities		1,652	986
Note payable short-term	201	—	—
	289	7,920	3,360
Deferred revenues	—	2,500	2,500
Accrued pension liabilities	244	261	136
	244	2,761	2,636
Shareholders equity
Paid in capital	73,043	61,698	61,533
Accumulated deficit and other comprehensive loss	(69,183)	(70,532)	(58,252)
	3,860	(8,834)	3,281
Total Liabilities and Shareholder’s Equity	4,392	1,847	9,277
Moore Financial Consulting

Annex E-41

Following are the Company’s P&L for the years 2021, 2022, and 2023 and the proforma P&L for the 6 months ended June 30, 2024:

$ 000’	H1 – 2024	2023	2022	2021
Operating expenses:
Research and development	(271)	(5,908)	(8,977)	(5,919)
General and administrative	(1,227)	(5,899)	(6,506)	(5,941)
	(1,498)	(11,807)	(15,482)	(11,861)
Operating loss	(1,498)	(11,807)	(15,482)	(11,861)
Gains on extinguishment of termination of contract	2,500	—	—	—
Other income (expenses), net	105	(220)	10	(17)
Interest expenses	—	(120)	(95)	(48)
Interest on related party loans	—	(25)	(6)	(20)
Loss on extinguisment of convertible notes	—	—	(922)	—
	2,605	(365)	(1,013)	(85)
Net Gain (Loss)	1,106	(12,172)	(16,496)	(11,946)
Defined pension plan adjustments	41	(107)	101	(132)
Effect of exchange rate change	121	—	—	—
Comprehensive Gain (Loss)	1,269	(12,279)	(16,395)	(12,078)

The Transaction

On July 29, 2024 NLS and Kadimastem Ltd (“KDST.TA”, “Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% interest in NLS (the “Transaction”). Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem stockholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

The proposed Transaction will be affected through a reverse triangular structure in which Kadimastem will become a wholly owned subsidiary of NLS. In consideration, NLS will issue its shares to the Kadimastem shareholders who, after completing the Transaction, will hold 85% of the issued and outstanding shares of NLS, and the existing shareholders of NLS will hold the remaining 15% of NLS.

The Transaction is subject to approval by Nasdaq and is structured so that NLS will remain an SEC reporting company whose shares are listed on the Nasdaq Capital Market. All but one of the NLS officers and directors is expected to resign from their positions at NLS.

Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) within the merged company. The remaining NLS assets are expected to be divested subject to a contingent value rights (“CVR”) agreement, the proceeds of which will be distributed entirely to the current shareholders of NLS.

At the closing of the Transaction, Kadimastem will be required to have $3.5 million of cash on hand and NLS will be required to have $0.6 million of cash on hand.

Moore Financial Consulting

Annex E-42

The binding term sheet has been approved by the boards of directors of both companies. The definitive agreement will include customary closing conditions, including certain regulatory approvals, and approval from the shareholders of both NLS and Kadimastem Each of Kadimastem and NLS has received commitments of support for the Transaction from shareholders representing more than 40% of its outstanding shares.

In addition, as a condition to the consummation of the Transaction, the liabilities of NLS to its vendors and insiders will be settled and removed from its balance sheet.

The definitive agreement is expected to be executed in September 2024. The Transaction is expected to close before December 31, 2024.

Methodology

Methodology for asset valuation

A valuation of business, operations, assets or liabilities can be carried out according to one or more methodologies for valuation. For the most part, the general practice divides the valuation methodologies between the three following main approaches:

•        The Cost Approach/Net Asset Value (NAV).

•        The Comparative Method/Market Approach.

•        The Income/Earnings Approach.

Valuation methodology can make use of one or more of the approaches above. Choosing the appropriate valuation methodology varies from case to case. While each of the various approaches and methodologies has its own uniqueness and is suitable for other types of assets or evaluating various business situations.

In addition, all the approaches require references to various parameters and different information available and therefore the choice of valuation methodology should be done carefully with attention to both the nature of the asset valued, the business environment in which it is located and the information available to the appraiser at the valuation.

The Cost Approach/Net Asset Value (NAV)

The cost approach estimates the economic value of the entity’s assets and liabilities based on their market value. To carry out the valuation based on this method, it is required to replace the book value (accounting numbers) of assets and liabilities (and the off-balance components) with their economic value.

In other words, in contrast to the ‘book value,” the “assets value” “of the Company refers to the net realizable values (Exit Value) of assets and liabilities. The implied equity value is the entity’s total fair value assets less the fair value of its liabilities.

In this approach it is not required to use any forecasts and future value calculation but only present data. For example, if a company, which began operating in a short time before the valuation date, is the owner of production machines whatsoever, the value will be as the fair value of the machines (i.e. the fair value is the price at which the company can sell the machines in the free market and arm’s length transaction basis) plus other company’s assets, minus its liabilities.

The NAV approach is commonly used especially for: (1) companies in liquidation, (2) early-stage companies, (3) companies which are all in fair value, or most of their value are in fair value (mainly holding companies and real estate entities), i.e. the major portion of their value is reflected on their balance sheet (except of “intangible assets” or “goodwill”) or (4) in order to obtain a lower bound for the value of the company.

Moore Financial Consulting

Annex E-43

The Comparative Method/Market Approach

Under this approach, the estimated value of the asset is based on actual transactions which took place whereby market conditions in the asset itself, or in similar assets, the transactions are carried out within a reasonable time before the valuation date and the markets the comparable assets operate are like the market of the asset valued.

This approach estimates the asset based on comparable purchase and sale transactions of similar activities. The use of information about purchases of similar assets (for the assessment of the asset’s value) assumes that the relevant parameters deriving from similar non-financial businesses can be a basis for deriving the estimated value of the asset.

The above is reserved by the condition that a similar transaction is between a willing buyer and a willing seller (i.e. arm’s length transactions). In such a case, the value of the transaction reflects the real market value of the asset transferred. Comparative transactions which constitute the comparative sample evaluation can be a sale of whole asset on the one hand (e.g., the sale of company), and on the other hand a quote of traded share price of a similar company.

After finding those relevant comparable transactions, it is required to standardize the value of the assets to which they compare to estimate the asset’s value according to selected parameters. Then the asset is estimated based on a comparison between the sample of assets, based on the assumption that similar assets are characterized by the same multiples and/or by similar financial ratios.

The comparison is made based on the calculated ratio between the value of the asset and the selected performance parameter. This ratio is called the “multiplier.”

The Income/Earnings Approach

According to the income approach, the value of an economic asset is derived from the future cash flows arising from it. The basic principle underlying the income approach is that an asset/company is an active ongoing concern premise and will operate in the future. The aim of the income approach is to reach the current value based on the firm’s forecast cash flows.

The main valuation methodology in the income approach is the discounted cash flow method (DCF). The method’s principle is that the value of the asset is the present value of free cash flow (FCF) which is generated during the forecast period (finite or infinite).

The first step in this approach is to build a cash flow projection of the entity (based on the entity’s business model). The model is a set of logical-mathematical relationships between various parameters which are considered as factors that affect the future financial results of the asset that is estimated. The result is a line of cash flows arising from the different formulas and parameters used in the model’s assumptions.

In the second phase, to determine the value of the asset it is required to set an appropriate discount rate which is the basis for discounting future cash flows and translating them into current values. The discount rate reflects the level of activity’s risk. As much as the entity’s activity is dangerous (i.e., the level of uncertainty that exists to realization is lower) then it is required to choose a higher discount rate. As much as the discount rate is higher then, the cash flow’s present value will be lower.

Capital Asset Pricing Model (CAPM) assumes that the average investor holds the market portfolio and therefore he is exposed to market risks and hence measurement of risk for an individual asset is relative risk compared to the market portfolio.

According to this model, the rate of return on equity is derived from the risk-free interest rate plus a market risk premium multiplied by the risk level of the company which is relative to the standard deviation of the market portfolio (ß).

Ke = Rf + ß * (Rm-Rf)

Where:

RF         = risk free interest rate

ß            = The correlation level between the return on investment and the return on the market portfolio

Rm-Rf   = Risk premium on risky assets above the risk-free interest rate

Moore Financial Consulting

Annex E-44

The Beta of the asset will be derived usually from the calculation of the actual beta of the share of the company, which is estimated, from a sample of similar listed companies, or from a database. First, the beta-share leveraged will be derived from peer group, and then re-leveraging will be carried out in order to reach the appropriate beta for the estimated company.

Sometimes it is common to include additional premiums for the cost of capital in respect of business risks which are not “perceived” by the CAPM, such as the premium for small companies (small-size premium) and other risk premiums.

Valuation

NLS shares are traded on NASDAQ Capital market (NasdaqCM:NLSP) with a market value of $6.34 million as of September 13, 2024 (NLS share price: $0.1352). Following is the NLS share price chart since January 2021 till September 2023:

NLS market value as of the closing:

The Company submitted F3 during November 2024 which received Effectiveness at the end of November 2024. In this F3, the shares of the transaction performed by the company in October 2024 were registered for trading. This transaction included a financing round, the conversion of vendor debt to shares, and the conversion of B&S warrants to shares. During the last 10 days, we have seen a significant amount of trade in the shares that we estimate include a lot of sales from the above-mentioned conversions and the new issuance of shares, pushing share price down by almost 50% in two weeks.

For the calculation of NLS fair value we multiply the NLS’s total number of shares (3.6 mm) by the November average share price ($3.62), resulting in a fair Value of $13 mm.

Moore Financial Consulting

Annex E-45

At the Closing NLS is valued at $13.0 million. This value includes all NLS activities (both legacy and DOXA) in addition to its NASDAQ traded platform.

As was stated in the Company’s announcement of the Transaction, the legacy research will be divested from the Company and only the DOXA platform will remain.

“Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) within the merged company. The remaining NLS assets are expected to be divested…”

Based on actual reverse mergers in recent years, the value of a NASDAQ shell company is approx. $6-8 million, conservatively valued at $6 million.

Following we allocate the value of each of the three parts (shell Company, Legacy research and DOXA platform) of the Company valuation:

Valuation	$ mm
NLS value	13.0
Value of a NASDAQ shell	(6.0)
Value of Legacy and DOXA	7.00

From the NLS value at closing we subtract the value of a NASDAQ shell company ($6 million) and reach a value of $7.0 million for both the legacy research and DOXA platform.

As the transaction includes only the DOXA platform and the legacy platform will be divested, the value of the Company for the Transaction should be the shell company value together with the DOXA platform value.

Due to its immaturity as early-stage technologies, indication of the values of the DOXA platform and legacy research are very volatile. We do know that more funds were invested in legacy research than on the DOXA platform. Therefore, we assume the DOXA platform value to be in the range of $2-3 million.

As of Closing Date, the company has a cash balance of $4 million, significantly higher than measured NASDAQ shell companies’ cash balance, of about $1 million in average.

Therefore, the value of the Company at closing is as follows:

Valuation	$ mm
Value of a NASDAQ shell	6.0
Excess Cash Balance	3.0
Value of DOXA	2.0 – 3.0
Value of NLS at closing	11.0 – 12.0

For the Transaction we value NLS in the range of $11.0 million to $12.0 million.

Moore Financial Consulting

Annex E-46

Annex F

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39957

________________________________

NLS PHARMACEUTICS LTD.
(Exact name of registrant as specified in its charter)

________________________________

Translation of registrant’s name into English: Not applicable

Switzerland
(Jurisdiction of incorporation or organization)

The Circle 6
8058 Zurich
Switzerland
(Address of principal executive offices)

Alexander Zwyer
Chief Executive Officer
Tel: +41 44 512 21 50
contact@nls-pharma.com
The Circle 6, Postfach
8058 Zurich
Switzerland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, nominal value CHF 0.02 per share	NLSP	Nasdaq Capital Market
Warrants to purchase common shares, nominal value CHF 0.02 per share	NLSPW	Nasdaq Capital Market

________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 35,671,780 common shares, nominal value CHF 0.02 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

Annex F Page Nos.
INTRODUCTION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		F-iv
SUMMARY RISK FACTORS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	F-1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	F-1
ITEM 3.	KEY INFORMATION	F-1
A.	[Reserved]	F-1
B.	Capitalization and Indebtedness	F-1
C.	Reasons for the Offer and Use of Proceeds	F-1
D.	Risk Factors	F-1
ITEM 4.	INFORMATION ON THE COMPANY	F-38
A.	History and Development of the Company	F-38
B.	Business Overview	F-39
C.	Organizational Structure	F-74
D.	Property, Plants and Equipment	F-75
ITEM 4A.	UNRESOLVED STAFF COMMENTS	F-75
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	F-75
A.	Operating Results	F-78
B.	Liquidity and Capital Resources	F-81
C.	Research and development, patents and licenses, etc.	F-83
D.	Trend information	F-83
E.	Critical Accounting Estimates	F-83
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	F-85
A.	Directors and Senior Management	F-85
B.	Compensation	F-87
C.	Board Practices	F-88
D.	Employees	F-90
E.	Share Ownership	F-90
F.	Action to Recover Erroneously Awarded Compensation	F-90
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	F-91
A.	Major Shareholders	F-91
B.	Related Party Transactions	F-92
C.	Interests of Experts and Counsel	F-93
ITEM 8.	FINANCIAL INFORMATION	F-93
A.	Consolidated Statements and Other Financial Information	F-93
B.	Significant Changes	F-94
ITEM 9.	THE OFFER AND LISTING	F-94
A.	Offer and Listing Details	F-94
B.	Plan of Distribution	F-94
C.	Markets	F-94
D.	Selling Shareholders	F-94
E.	Dilution	F-94
F.	Expenses of the Issue	F-94
ITEM 10.	ADDITIONAL INFORMATION	F-94
A.	Share Capital	F-94
B.	Memorandum and Articles of Association	F-94

Annex F-i

Annex F Page Nos.
C.	Material Contracts	F-95
D.	Exchange Controls	F-95
E.	Taxation	F-95
F.	Dividends and Paying Agents	F-104
G.	Statement by Experts	F-104
H.	Documents on Display	F-104
I.	Subsidiary Information	F-105
J.	Annual Report to Security Holders	F-105
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	F-105
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	F-105
A.	Debt Securities	F-105
B.	Warrants and rights	F-105
C.	Other Securities	F-105

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	F-106
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	F-106
ITEM 15.	CONTROLS AND PROCEDURES	F-106
ITEM 16.	[RESERVED]	F-107
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	F-107
ITEM 16B.	CODE OF ETHICS	F-107
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	F-108
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	F-108
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	F-108
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	F-108
ITEM 16G.	CORPORATE GOVERNANCE	F-109
ITEM 16H.	MINE SAFETY DISCLOSURE	F-110
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	F-110
ITEM 16J.	INSIDER TRADING POLICIES	F-110
ITEM 16K.	CYBERSECURITY	F-110

PART III

ITEM 17.	FINANCIAL STATEMENTS	F-112
ITEM 18.	FINANCIAL STATEMENTS	F-112
ITEM 19.	EXHIBITS	F-112
SIGNATURES		F-114

Annex F-ii

In this annual report, “we,” “us,” “our,” the “Company” and “NLS” refer to NLS Pharmaceutics Ltd., a Swiss corporation, and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

Unless the context otherwise indicates or requires, the NLS logo and all product names and trade names used by us in this annual report, including Quilience® and Nolazol®, are our proprietary trademarks and service marks. Quilience® and Nolazol® are NOT approved drugs. They refer to Mazindol ER an investigational drug currently in late stage clinical development by NLS. All trademarks or trade names referred to in this annual report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report are referred to without the® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this annual report to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this annual report were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our audited financial statements included elsewhere in this annual report. U.S. dollar translations of CHF amounts presented in this annual report that are not derived from our audited financial statements included elsewhere in this annual report are translated using the rate of CHF 1.00 to $1.19, based on the exchange rate provided by the Swiss Federal Tax Administration on December 31, 2023.

This annual report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

Annex F-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F, or this annual report, may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•        the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

•        that our financial position raises substantial doubt about our ability to continue as a going concern;

•        our ability to maintain listing and effectively comply with the listing requirements of The Nasdaq Stock Market LLC, or Nasdaq;

•        the re-scheduling of Mazindol ER in the U.S. by the DEA following approval by the FDA;

•        the launch of a different formulation or different dosage of Mazindol by another company;

•        the use of Quilience (Mazindol ER) in a compassionate use program, or CUP, and the results thereof;

•        obtaining EMA and FDAFDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol NLS-4, or other product candidates that we may seek to develop;

•        the commercial launch and future sales of Quilience and/or Nolazol, or any other future product candidates;

•        the dosage of Quilience, Nolazol, and or any of our pipeline drugs;

•        our ability to move NLS-3, NLS-8, NLS-11, NLS-12 and any of our Aexon Labs (Dual) Orexin compounds (recently secured through an in-license) into investigational new drug, or IND-enabling studies;

•        our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

•        improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

•        our expectations regarding the supply of mazindol;

•        third-party payor reimbursement for Quilience, Nolazol, and or any of our pipeline drugs;

•        our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

•        changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

Annex F-iv

•        the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

•        submission of a Marketing Authorisation Application, or MAA, and New Drug Application, or NDA, with the EMA and FDA for Quilience, Nolazol, and or any of our pipeline drugs, respectively;

•        completion and receiving favorable results of clinical trials for Quilience, Nolazol, and or any of our pipeline drugs;

•        issuance of patents to us by the U.S. Patent and Trademark Office, or PTO, and other governmental patent agencies;

•        new issuances of orphan drug designations;

•        the overall global political and economic environment in the countries in which we operate;

•        the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

•        the development and commercialization, if any, of any other product candidates that we may seek to develop;

•        the use of mazindol controlled release, or CR, for treatment of additional indications other than narcolepsy, idiopathic hypersomnia, or IH, and ADHD; and

•        the ability of our management team to lead the development of our product candidates, conclude a strategic partnership deal for Mazindol or any of our pipeline compounds.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this in greater detail under Item 3.D. “Risk Factors” and elsewhere in this annual report. You should not rely upon forward-looking statements as predictions of future events. Readers are urged to carefully review and consider the various disclosures made throughout this annual report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have cited but not independently verified.

Annex F-v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this annual report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our common shares and our publicly listed warrants, or Warrants, could decline.

Risks Related to Our Business

We depend substantially on the success of our two product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources to achieve and maintain phase 3 readiness in research and development and general and administrative costs of our two product candidates, Quilience for the treatment of excessive daytime sleepiness, or EDS, and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We may be able to generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world. However, we cannot give any assurance that our current clinical development plan will proceed as planned, or that our product candidates will receive regulatory approval, or that such regulatory approval, if received, will be within a timeframe that allows us to effectively compete with our competitors, or be successfully marketed and commercialized.

Our initiation of clinical trials for Quilience is dependent upon the review and approval of the relevant regulatory agencies and authorities and if we are required to conduct pre-clinical trials, approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

Based in part on the prior use and FDA approval of mazindol to manage exogenous obesity, we have been able to commence our Phase 2 clinical trials for Quilience without having to do prior pre-clinical and/or early-stage clinical trials, such as Phase 1 trials. No assurance can be given that the EMA or FDA will agree to allow us to initiate Phase 3 clinical trials for Quilience without conducting such pre-clinical clinical trials. If the FDA or EMA, or any other applicable regulatory agency, were to require us to conduct additional pre-clinical trials, our planned development strategy for Quilience would be materially impacted and approval of an NDA or MAA, if any, for Quilience would be delayed and we may require additional capital as a result thereof.

Annex F-1

In addition, we may request a Paediatric Investigation Plan, or PIP, deferral in order to delay conducting clinical trials for Quilience in children until after we receive an MAA from the EMA for the use of Quilience in adults. A PIP deferral, as can be agreed upon by the EMA, allows an applicant to delay studies in children until after there is sufficient data on use in adults; we anticipate that we will be able to receive a PIP deferral from the EMA for Quilience; however, there is no guarantee that this deferral will be granted, which could impact our planned development process and would make the product candidate approval process more costly.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA or MAA to the EMA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

•        difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•        delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•        if the FDA or EMA elect to enact policy changes, as a result of COVID-19 or otherwise;

•        difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

•        challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including fears resulting from COVID-19 or due to government actions enacted and as a result of such pandemic, size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

•        failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•        inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•        unforeseen safety issues (including those that result from COVID-19) or lack of effectiveness; and

•        lack of adequate funding to continue the clinical trial.

The results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

The results of pre-clinical studies may not be predictive of the results of clinical trials, and the results of any completed clinical trials, including studies derived from real-world use and studies in published literature, or clinical trials we commence may not be predictive of the results of later-stage clinical trials. Additionally, interim results during a clinical trial do not necessarily predict final results. Later clinical trial results may not replicate earlier clinical trials for a variety of reasons, including differences in trial design, different trial endpoints (or lack of trial

Annex F-2

endpoints in exploratory studies), subject population, number of subjects, subject selection criteria, trial duration, drug dosage and formulation and lack of statistical power in the earlier studies. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a negative impact on our business.

We may find it difficult to enroll patients in our clinical trials. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. The evolving COVID-19 pandemic has impacted directly or indirectly the pace of enrollment in our clinical trials as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical trial staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on nonclinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. See “Risks Related to Our Business Operations — We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations” for additional information.

In addition, as a rare disorder, there is a limited patient pool from which to draw for our clinical trials for Quilience. Further, the eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our potential product candidates will be delayed.

If we experience delays in the completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product candidate revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product candidate sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Interim topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

Annex F-3

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through pre-clinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenues.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, Switzerland or the EU.

Other than our headquarters and other operations which are located in Switzerland and our wholly owned U.S. subsidiary, NLS Pharmaceutics Inc., a Delaware corporation (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience and/or Nolazol or any of our other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

•        different regulatory requirements for drug approvals in foreign countries;

•        differing United States and foreign drug import and export rules, tariffs and other trade barriers;

•        reduced protection for intellectual property rights in foreign countries;

•        failure by us to obtain regulatory approvals for the use of our products in various countries;

•        different reimbursement systems;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•        complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

•        workforce uncertainty in countries where labor unrest is more common than in the United States;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions;

Annex F-4

•        business interruptions resulting from cyber-attacks, geo-political actions, including war (such as the Russia-Ukraine war and the Israel-Hamas war) and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

•        potential liability resulting from development work conducted by these distributors; and

•        business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Quilience and/or Nolazol will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

•        the efficacy and safety of the product;

•        the potential advantages of the product compared to available therapies;

•        the convenience and ease of administration compared to alternative treatments;

•        limitations or warnings, including use restrictions contained in the product’s approved labeling;

•        distribution and use restrictions imposed by the EMA, FDA, or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

•        availability of alternative treatments, including, in the case of Nolazol, a number of competitive products already approved for the treatment of ADHD or expected to be commercially launched in the near future;

•        pricing and cost effectiveness in relation to alternative treatments;

•        if the product is included under physician treatment guidelines as a first-, second-, or third-line therapy;

•        the strength of sales, marketing and distribution support;

•        the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

•        the strength of sales, marketing and distribution support;

•        the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Quilience and/or Nolazol is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we enter into arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues or the profitability from these revenues to us are likely to be lower than if we had sold, marketed and distributed our products ourselves. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, we may have little control over

Annex F-5

such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm our business.

Our ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for our products may be difficult. We cannot be certain if and when we will obtain an adequate level of reimbursement for our products by third party payors. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, may carefully review and increasingly question the coverage of, and challenge the prices charged for, our drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be reimbursed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription drug pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. There can be no assurance that our product candidates, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

Annex F-6

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is currently listed as a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or a change in the drug enforcement agency, or the DEA, scheduling (e.g., from IV to III) post approval or other applicable federal or state regulations could have an adverse effect on our operations and business.

Controlled substances are classified by the DEA as Schedule I, II, III, IV or V, or CI, CII, CIII, CIV, and CV, substances, with CI substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredient of our lead and follow-on product candidates is mazindol, which is classified as a Schedule IV controlled substance under the CSA, and regulations of the DEA. Under the CSA, subject to certain exemptions, every person who manufactures, distributes, dispenses, imports or exports any controlled substance must register with the DEA.

Although the CSA’s restrictions governing substances in CIV are not as stringent as those for substances in CI, CII or CIII, they could still limit our ability to market and commercialize Quilience and Nolazol, if approved for marketing. In addition, failure to maintain compliance with applicable requirements under the CSA, particularly as manifested in loss or diversion of regulated substances, can result in enforcement action that could include civil penalties, refusal to renew registrations or quotas, revocation of registrations or quotas or criminal proceedings, any of which could have a material adverse effect on our business, results of operations and financial condition. Individual states also regulate controlled substances, and we along with our contract manufacturers will be subject to state regulation on distribution of these products.

Our market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If we are unable to compete effectively, Quilience and/or Nolazol may be rendered non-competitive or obsolete, which may adversely affect our operating results.

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience and/or Nolazol or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience and/or Nolazol or any future product candidate we may develop, which could render any product candidates obsolete and non-competitive. Our competitors also may obtain FDA or other marketing approvals for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

Many of our potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than we do. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of our competitors, which may adversely affect us.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if we enter the markets of our product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, we may not achieve commercial success, or we may have to reduce our price in order to effectively compete, which would impact our ability to generate revenues, obtain profitability and adversely affect our operating results.

Annex F-7

While orphan drug product candidates are typically sold at a high price relative to other medications, the market may not be receptive to high pricing of our product candidates.

We are developing certain product candidates to treat rare CNS disorders with high unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve our product candidates, the market may not be receptive to, and it may be difficult for us to achieve, a per-patient per-year price high enough to allow us to realize a return on our investment.

Unfavorable global economic conditions, including as a result of the ongoing war between Russia and Ukraine as well as Israel and Hamas, could have a negative impact on our operations, which could materially and adversely affect our business, financial condition, results of operations, prospects and market price of our common shares.

Global economic instability and unfavorable conditions could materially and adversely affect our business. The war between Russia and Ukraine is ongoing. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States. and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and responses of countries and political bodies to such sanctions, tensions, and military actions and the potential for more widespread conflict, have resulted in supply chain disruptions, increases in inflation, financial market volatility and capital markets disruption. In addition, the war between Israel and Hamas is ongoing. Any resulting instability and unfavorable economic conditions from the wars could disrupt our and our collaborators’ supply chains and adversely affect our and our collaborators’ ability to conduct ongoing and future clinical trials of our product candidates. The extent and duration of the wars, sanctions and resulting economic, market and other disruptions are impossible to predict, but could be substantial. Any such disruptions may heighten the impact of the other risks described in this annual report.

If product liability lawsuits are brought against us, we may incur substantial liabilities, even if we have appropriate insurance policies, and we may be required to limit commercialization of our product candidates.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for marketing or commercialization; however, the use of our product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, pharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, even if we have product liability or such other applicable insurance policies in effect. We may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition. As a result of such lawsuits and their potential results, we may be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for our product candidates;

•        termination of clinical trial sites or entire trial programs;

•        injury to our reputation and negative media attention;

•        product recalls or increased warnings on product labels;

•        withdrawal of clinical trial participants;

•        costs of to defend the related litigation;

•        diversion of management and our resources;

•        substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;
Annex F-8

•        higher insurance premiums;

•        loss of initiation of investigations by regulators or other authorities; and

•        the inability to successfully commercialize our product candidates, if approved.

Risks Related to the Regulatory Environment

Obtaining approval of an NDA or a MAA even after clinical trials that are believed to be successful is an uncertain process.

We are not permitted to market Quilience and/or Nolazol in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe. As such, we have not submitted an MAA for any of our product candidates.

We may be able make our products available on a named patient basis and generate pre-approval revenues from compassionate use activities leveraging on an expanded access policy in certain countries around the world.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience and/or Nolazol for many reasons, including, but not limited to:

•        we may not be able to demonstrate to their satisfaction that the product candidate is a safe or effective treatment for a given indication;

•        the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

•        disagreements regarding the number, design, size, conduct or implementation of our clinical trials, or with our interpretation of data from pre-clinical studies or clinical trials;

•        a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

•        difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•        the requirement that we develop a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which may or may not be feasible for us;

•        the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•        changes in approval policies or the adoption of new regulations by such regulators; and

•        we may be unable to be granted a PIP deferral which we intend to request from the EMA for delayed clinical trials and subsequent approval in children; this may delay our clinical trial program or approvals for adults, or we may have successful clinical trial results for adults but not children (if we were required to conduct pediatric studies prior to the receipt of an NDA or MAA for use of our product candidates in adults), or vice versa.

Annex F-9

Before we can submit an NDA to the FDA, we must conduct pivotal trials, in addition to human pharmacokinetic and bioavailability studies, that will be substantially broader than our Phase 2 trial for Nolazol and or Quilience. An NDA must be supported by extensive clinical and pre-clinical data, as well as extensive information regarding chemistry, manufacturing and controls to demonstrate the safety and effectiveness of the applicable product candidate. The number and types of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the disease or condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed.

In this respect, we will also need to agree on a protocol with the FDA for the pivotal trials before commencing those trials. Pivotal trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Quilience or Nolazol at such time, if any, when we seek FDA approval. We may face similar risks with respect to obtaining regulatory approval from the EMA for Quilience, and for Nolazol, at such time, if any, when we seek EMA approval. The risks that we face in obtaining applicable approvals from the FDA and EMA for Quilience and/or Nolazol or any other product candidate that we may seek to develop, may also exist with other regulatory authorities, such as those in Latin America.

Even if we obtain FDA, EMA or other regulatory approval for Quilience and/or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. In addition, even if we obtain a MAA from the EMA for the use of Quilience in adults, there can be no guarantee that we will receive an MAA for Quilience for the use in children. If we are unable to successfully commercialize Quilience and/or Nolazol we may be forced to cease operations.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

We are conducting our Phase 2 clinical trials in the United States. In future, we are planning to conduct Phase 2b and or Phase 3 clinical trials in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA or international regulatory authorities do not accept the data from sites in our globally conducted clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Annex F-10

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol, or other product candidates that we may seek to develop, in larger, longer and more extensive clinical trials as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in larger scale, Phase 2b/Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience and/or Nolazol, or other product candidates that we may seek to develop, have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience and/or Nolazol, several potentially significant negative consequences could result, including:

•        regulatory authorities may suspend or withdraw approvals of such a product candidate;

•        regulatory authorities may require additional warnings on the label;

•        regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

•        we may be required to change the way the product is distributed, dispensed or administered, or conduct additional pre-clinical studies or clinical trials;

•        we may need to voluntarily recall our products; and

•        we could be sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could significantly harm our business, prospects, financial condition and results of operations.

We will need to obtain FDA approval of any proposed names for our product candidates that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact our business.

Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with the names of other drug products. The FDA may object to any product name we submit if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product names, we may be required to adopt an alternative name for our product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Obtaining regulatory approval for clinical trials of Nolazol in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development requires additional nonclinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of Nolazol for use in children may be significantly delayed due to

Annex F-11

these additional requirements and this may have an adverse effect on the commercial prospects for Nolazol and our ability to generate product revenues would be delayed, possibly materially. In addition, we do not know if as a result of the COVID-19 pandemic there will be a smaller pool of children from which we can enroll for our clinical trials. We cannot guarantee that we will receive any regulatory approvals to commercialize our product candidates in children.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for Quilience and Nolazol would be harmed and our ability to generate product revenues would be delayed, possibly materially.

Our development and regulatory strategy for our product candidates depends in part on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of approved products containing mazindol. If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or FDCA, or Section 505(b)(2). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for Quilience and may seek this regulatory pathway for other product candidates that we seek to develop.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional pre-clinical and or clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive product candidates reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

We may seek designations for our product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for Quilience and/or Nolazol. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

Annex F-12

For example, we may seek a Breakthrough Therapy designation from the FDA for one or more of our product candidates. A Breakthrough Therapy designation is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have Breakthrough Therapy designation, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies with Breakthrough Therapy designation from the FDA are also eligible for accelerated approval. Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for Breakthrough Therapy designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for Breakthrough Therapy designation, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

We may also seek Fast Track designation from the FDA for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast-Track designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may also seek a priority medicines scheme, or PRIME, designation for some of our product candidates. PRIME was launched by EMA in 2016 to facilitate the development of medicines that target an unmet medical need. Through PRIME, the Agency offers early and proactive support to medicine developers with the aim of optimizing the generation of robust data on a medicine’s benefits and risks and enabling accelerated assessment of medicines applications. The overall goal is to ensure patients benefit as early as possible from therapies that may significantly improve their quality of life. PRIME focuses on improving the design of clinical trials in order to ensure the efficient generation of the necessary clinical data for inclusion in a Marketing Authorization Application, or MAA.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved marketing application also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the NDA or foreign marketing application. If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we fail to comply with applicable regulatory requirements, a regulatory authority may:

Annex F-13

•        issue an untitled letter or warning letter that we are in violation of the law;

•        seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•        suspend or withdraw regulatory approval;

•        suspend any ongoing clinical trials;

•        refuse to approve pending applications or supplements to applications;

•        restrict the marketing or manufacturing of the product;

•        seize or detain the products or require the withdrawal of the product from the market;

•        refuse to permit the import or export of the products; or

•        refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Our failure to obtain regulatory approval in foreign jurisdictions would prevent our product candidates from being marketed abroad, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if we obtain and maintain regulatory approval of our product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Annex F-14

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional pre-clinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expenses for conducting complex clinical trials.

Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval. If we, or any third parties with whom we work, fail to comply with regulatory requirements in the United States or international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market may be reduced and our ability to realize the full market potential of our products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market our current product candidates, which could significantly harm our business, results of operations and prospects.

We may be unable to obtain or maintain orphan drug designation for our product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and EU, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug.

The FDA granted orphan drug designation to mazindol for the treatment of narcolepsy in the United States. We also received orphan drug designation for mazindol in the EU for the treatment of IH. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the EU, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency’s agreed upon PIP. The exclusivity period in the EU can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Annex F-15

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•        the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•        the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•        the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2023, contained a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. This going concern disclosure in Note 1 of financial statements could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2023 contain a disclosure in Note 1 regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2023, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2023 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2023, we incurred accumulated losses of approximately $70.4 million. The disclosure regarding substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include a similar disclosure with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers may be involved in allegations, litigation or legal or administrative proceedings from time to time.

On December 1, 2023, we received a letter from Cambrex Corporation, stating that as of December 1, 2023, we had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with us. On December 4, 2023, we received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from us for unpaid service fees.

Annex F-16

On December 11, 2023, we received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc., or CoreRX. On December 11, 2023, we and CoreRX agreed to a structured payment plan in which we agreed to pay CoreRX a total amount of $1,007,700.50.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

We believe that our current cash on hand and access to existing financing arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. There can be no assurance that these funds will be available, or if they are available, their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities, sustain operations or pay back its debt.

We believe that our current cash on hand and access to existing financing arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. We expect that we will be required to obtain additional liquidity in order to fund our operations through the approval of our lead product candidate. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt, equity financing or income from a partnership deal. We cannot be certain that funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. We may ultimately be forced to file for bankruptcy if no funds are available either through a financing or a strategic partnership.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. We believe that our current cash on hand and access to existing financial arrangements will not be sufficient to fund our projected operating requirements for at least one year from the issuance of the financial statements included elsewhere in this annual report. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing product candidates using the active ingredient mazindol in proprietary formulations. We have funded our operations to date primarily through proceeds from the private placement of common shares, convertible instruments, related party credit facilities, shareholder loans, an initial public offering of common shares and Warrants, and drawdowns from a standby equity distribution agreement. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, although we received an upfront payment of approximately $2.5 million pursuant to the EF License Agreement (defined below) in 2019, we have not generated revenue from the sale of our product candidates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). We have incurred losses in each year since our inception. Our net loss attributable to holders of our common shares for the year ended December 31, 2023 was approximately $12.2 million and for the year ended December 31, 2022 was approximately $16.4 million. As of December 31, 2023, we had an accumulated deficit of approximately $70.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our clinical development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Quilience and/or Nolazol, or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well

Annex F-17

as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until we are able to commercialize our product candidates, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

•        continue the research and development of our product candidates;

•        expand the scope of our current clinical studies for our product candidates;

•        seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•        establish a sales, marketing, and distribution infrastructure to commercialize our product candidates;

•        seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidates;

•        seek to maintain, protect, and expand our intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts.

We have not generated revenues from any product candidate and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenues. To date, we have not generated any revenue from our pre-clinical and clinical development stage product candidates, Quilience, Nolazol and NLS-4, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenues unless or until we obtain marketing approval of, and commercialize, Quilience and/or Nolazol and/or the Aexon platform that we may seek to develop in the future. Our ability to generate future revenues from product candidate sales depends heavily on our success in many areas, including but not limited to:

•        obtaining favorable results from and progress the pre-clinical and clinical development of our product candidates, namely Quilience and/or Nolazol;

•        developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience and/or Nolazol;

•        subject to successful completion of registration and clinical trials of Quilience and/or Nolazol, applying for and obtaining marketing approval;

•        establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

•        identifying, assessing, acquiring and/or developing new product candidates;

•        accurately identifying demand for our product candidates;

•        continued consumer interest in treatments to the symptoms of narcolepsy, IH, ADHD and Long-COVID;

•        obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

•        negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

Annex F-18

•        obtaining and maintaining CIV labeling (no FDA imposed boxed warning, commonly referred to as a “Black Box” warning) of our lead product candidate Quilience and follow-on product candidates, Nolazol and NLS-4;

•        establishing and nurturing relationships with the leading prescribers of narcolepsy, ADHD and Long-COVID prescriptions in the United States; and

•        attracting, hiring, and retaining qualified personnel.

Alexander Zwyer, our Chief Executive Officer, and Eric Konofal, our Chief Scientific Officer, have interests that may be different from, or in addition to, the interests of our shareholders and the Company and Aexon may not have sufficient funds to continue or grow operations.

Alexander Zwyer owns 35% of Aexon, and Eric Konofal owns 59% of Aexon. Mr. Konofal is the founder of Aexon, with which we have a license agreement, and also serves as the President of Aexon. Mr. Zwyer holds no board or executive position at Aexon Labs. Mr. Zwyer and Mr. Konofal may have interests in the transactions with Aexon that may be different from, or in addition to, the interests of our shareholders and that may create potential conflicts of interest. Each of us and Aexon expect to be required to obtain additional liquidity in order to fund operations through the approval of certain of each of the company’s products. Until each company can generate significant revenues, if ever, each company expects to satisfy its future cash needs through debt or equity financings. Each company cannot be certain that funding will be available to it on acceptable terms, if at all. If funds are not available, each company may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to each company’s products.

We expect that we will need to raise substantial additional funding before we can expect to complete the development of Quilience or any other product candidate. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

As of December 31, 2023, our cash and cash equivalents were approximately $0.9 million, and we had a negative working capital of $6.07 million and an accumulated deficit of $70.4 million. Based upon our currently expected level of operating expenditures, we believe that our current cash on hand and access to existing financial arrangements will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. We expect that we will require substantial additional capital to commercialize our product candidates and put in place multiple options to raise the funds necessary to support our operations. However, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

•        our clinical trial results and the costs for conducting pivotal trials;

•        the cost, timing and outcomes of seeking marketing approval of Quilience and/or Nolazol;

•        the cost of filing and prosecuting patent applications and the cost of defending our patents;

•        the cost of prosecuting patent infringement actions against third parties;

•        development of other early-stage development product candidates;

•        the costs associated with commercializing Quilience and/or Nolazol if we receive marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience and/or Nolazol;

•        subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

Annex F-19

•        any product liability or other lawsuits related to our products;

•        the expenses needed to attract and retain skilled personnel; and

•        the costs associated with being a public company.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during or after the COVID-19 pandemic. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or our publicly traded Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We are dependent on a sole manufacturer for mazindol. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

Currently we rely on a single manufacturer for mazindol for our clinical trials conducted to date pursuant to purchase orders and do not have any existing contract with such manufacturer for future supplies. The FDA requires identification of raw material suppliers in applications for approval of drug products. If mazindol were to be unavailable from the specified manufacturer, FDA approval of a new manufacturer, assuming one is found, could delay the manufacture of the drug involved or delay any clinical trial we are then conducting or planning to conduct. Either such occurrence could have an adverse effect on our operations and reputation or could cause us to cease operations.

Furthermore, there is a risk of a sole approved manufacturer significantly raising prices. If prices for mazindol or other raw materials were to be significantly increased, our profit margins and sales, if any, would be greatly reduced and, assuming our products were approved for commercialization or marketing, delay product launches, or delay clinical trials at earlier stages of development. Such price increase occurrences could be resolved by the successful FDA approval of an alternate supplier; however, such approval process can be lengthy and costly. There can be no guarantee that a resolution would be reached in the event of a significant price increase by our supplier of mazindol.

We rely on third parties to conduct our pre-clinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each

Annex F-20

of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for our products.

We do not currently operate manufacturing facilities for clinical production of Quilience and/or Nolazol. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufacturers are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

We purchase finished mazindol, the molecule in both of Quilience and Nolazol, from a single third party, currently under a development agreement with us. In addition, we do not have an agreement in place for, but we have identified, a secondary fill/finish supplier. There can be no guarantee that we will enter into an agreement with such fill/finish supplier or that an effort to enter into such an agreement will be on favorable terms. If we need to identify an additional fill/finish manufacturer, we would not be able to do so without delay and likely significant additional cost.

Our existing manufacturer and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, such as difficulties involving production yields, quality control and quality assurance, we may be unable to replace a third-party manufacturer in a timely manner and the production of any product candidate or commercialized drug would be interrupted, resulting in delays and additional costs.

In addition, because the contract manufacturer of our drug substance is located in the United States, we may face difficulties in importing our drug substances into Europe as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to our product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure

Annex F-21

the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaborators or our contract manufacturers must supply all necessary documentation in support of an NDA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if our contract manufacturers fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential future product candidates. We may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so choose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Annex F-22

Risks Related to Our Intellectual Property

We have been granted several issued patents and filed multiple patent applications. There can be no assurance that any of our patent applications will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have been granted issued patents in countries worldwide. These issued patents cover a range of areas including: the therapeutic use of mazindol for the treatment of ADHD and combination therapies containing mazindol (add-ons with iron or stimulants) in sleep disorders such as narcolepsy or IH. We have also filed patent applications in many countries worldwide. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek.

Our proprietary position for our product candidates currently depends upon patents protecting the method of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

The primary patent based intellectual property protection for our product candidates are patents granted on the method of use and formulation. We do not have patents or patent applications covering our products as a composition of matter (i.e., compound claims)) for all our product candidates.

Composition of matter patent claims on the active pharmaceutical ingredient, or API, in pharmaceutical drug products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Because the patent positions of pharmaceutical products are complex and uncertain, we cannot predict the scope and extent of patent protection of our issued patents for our product candidates.

Our issued patents may not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

•        any issued patents may not be broad or strong enough to prevent competition from other drug products including identical or similar drug products;

•        if issued patents expire, there would be no protections against competitors making generic equivalents;

•        there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•        there may be other patents existing, now or in the future, in the patent landscape for Quilience and Nolazol, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

•        if our patents are challenged, a court could determine that they are not valid or enforceable;

•        a court could determine that a competitor’s technology or product does not infringe our patents;

•        our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•        if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Switzerland can be less extensive than those in the United States and Switzerland. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Switzerland. Consequently, we may not be able to seek to prevent third parties from practicing our inventions in all countries outside the United States and Switzerland, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors, for example, may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States and Switzerland.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to medical devices and biopharmaceutical and biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to maintain effective proprietary rights for our product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently issued, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into

Annex F-24

confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the pharmaceutical industry. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our product candidates or use of our product candidates do not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same license. We could be forced, including by court order, to cease commercializing the products subject to the infringing intellectual property rights. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial

Annex F-25

costs and be a distraction to management and other employees. In addition, we may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. Under Swiss law, a non-compete agreement could be invalidated if, for example, the geographic scope of the non-compete agreement is too broad, or, alternatively, such an agreement could be deemed by a Swiss court to be an occupation ban. Such actions would make enforcing our non-competition agreements more challenging and could make it easier for our competitors to employee our previous employees.

In addition, under Swiss law, if we wish to obtain ownership over inventions developed by our employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, we are required to compensate the employee for the rights to their respective inventions. There can be no guarantee that we will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on our operations and ability to effectively compete.

Risks Related to Our Business Operations

We manage our business through a small number of key employees and consultants.

As of the date of this annual report, our key employees and consultants include our Chief Executive Officer, Mr. Alexander Zwyer, our Chief Financial Officer, Elena Thyen-Pighin, our Chief Scientific Officer, Eric Konofal, and our Chief Medical Officer and Global Head of Research and Development, Dr. George Apostol. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the senior management and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to senior management and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific and technical consultants. In particular, the loss of one or more of our senior management or key consultants could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

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We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•        federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•        the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•        HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•        the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•        state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

•        European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like us that conduct clinical trials in the EU; we anticipate that over time we may expand our business operations to include additional operations in the EU and with such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and

Annex F-27

healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that our business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations, or financial results. The PPACA was a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the healthcare industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our common shares or Warrants or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our products.

The use of any of our product candidates could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we

Annex F-28

may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Ownership of Our Securities

The market price of our common shares and Warrants may be highly volatile, and you may not be able to resell your shares or Warrants at or above the initial public offering price.

The trading price of each of our common shares and Warrants is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of such securities:

•        unsatisfactory results of clinical trials;

•        announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•        announcements of therapeutic innovations or new products by us or our competitors;

•        adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•        changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that we may seek to develop, or the use of mazindol to treat any such indications;

•        any adverse changes to our relationship with manufacturers or suppliers;

•        any intellectual property infringement actions in which we may become involved;

•        announcements concerning our competitors or the pharmaceutical industry in general;

•        achievement of expected product sales and profitability or our failure to meet expectations;

•        our commencement of, or involvement in, litigation;

•        any major changes in our board of directors or management;

•        our ability to recruit and retain qualified regulatory, research and development personnel;

•        legislation in the United States relating to the sale or pricing of pharmaceuticals;

•        the depth of the trading market in our common shares and Warrants;

•        economic weakness, including rising or sustained high interest rates and high inflation, or political instability in particular foreign economies and markets;

•        business interruptions resulting from a local or worldwide pandemic, pandemics (such as the COVID-19 pandemic), geopolitical instability (such as the war in Ukraine), and other conditions beyond our control;

•        the granting or exercise of employee stock options or other equity awards; and

•        changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. For example, during 2022, the sale prices of our common shares ranged from a high of $2.40 per share to a low of $0.33

Annex F-29

per share and during 2023, the sale prices of our common shares ranged from a high of $1.88 per share to a low of $0.26 per share. During this time, we do not believe that we have experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume; however, we have sold equity which was dilutive to existing shareholders. These broad market fluctuations may adversely affect the trading price of our securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their shares and may otherwise negatively affect the liquidity of our shares.

We have identified material weaknesses in our internal control over financial reporting. If our remediations are not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial conditions or results or operations, or prevent fraud, which may adversely affect investor confidence in our Company and as a result, the market price of our common shares and Warrants.

As a public company, we are required to maintain internal control over financial reporting and will be required to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an EGC as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we fail to remediate the material weaknesses, or are otherwise unable to maintain effective internal control over financial reporting, management could be required to expend significant resources and we could fail to meet our public reporting requirements on a timely basis, and be subject to fines, penalties, investigations or judgements, all of which could negatively affect investor confidence and adversely impact our stock price.

As of December 31, 2023, we have material weaknesses in our internal control over financial reporting, relating to a lack of sufficient number of trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties.

During the year ended December 31, 2023, we have taken steps to remediate the material weaknesses and to strengthen our internal control over financial reporting. We conducted an analysis to identify the underlying reasons for the material weaknesses. This involved assessing risk factors, understanding process gaps, and pinpointing areas that needed improvement. As part of our remediation we have transitioned the accounting processes, previously outsourced to an external fiduciary company, to an in-house team. While we believe that these efforts will improve our internal control over financial reporting in accordance with U.S. GAAP and SEC reporting requirements, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

The Warrants we have issued are speculative in nature.

The Warrants we have offered and sold do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, holders of the Warrants we have issued may exercise their right to acquire the common shares and pay an exercise price per common share as contemplated in such holder’s Warrant, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

Annex F-30

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our common shares and Warrants could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2023. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares and Warrants, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, except with respect to the Warrants (unless exercised), if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Consequences-Passive Foreign Investment Companies” for additional information.

We have not paid, and do not intend to pay, dividends on our common shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our common shares.

We have never declared or paid cash dividends on our common shares. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Moreover, Swiss Law imposes certain restrictions on our ability to declare and pay dividends. See Item 8.A. “Dividends” for additional information.

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities or us seeking to transfer our listed securities to a different exchange.

On April 17, 2024, we received a determination letter from the staff (the “Staff”) of the Listing Qualifications Department of Nasdaq notifying the Company of the Staff’s determination that, unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”), the Company’s securities would be subject to delisting from The Nasdaq Capital Market due to the Company’s failure to maintain at least a $1.00 bid price per share over the course of 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2). Accordingly, the Company requested a hearing before the Panel. The hearing request stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

Annex F-31

At the hearing, the Company intends to present a plan to achieve compliance with the bid price requirement, as well as any other applicable Nasdaq listing requirements, and to request that the Panel allow the Company additional time to regain such compliance. However, there can be no assurance that the Panel will grant the Company’s request for an extension or that the Company will ultimately regain compliance with all applicable requirements for continued listing.

On January 9, 2024, we received a letter from the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, or the Minimum Stockholders’ Equity Requirement. The letter also indicated that we would be provided with a period of 45 calendar days to submit a plan to regain compliance, and if such plan is accepted by Nasdaq, we may be granted up to 180 calendar days from January 9, 2024 in which to regain compliance. On February 23, 2024, we submitted our plan, on time, to regain compliance with Nasdaq Listing Rule 5550(b)(1). On March 7, 2024, the Listing Qualifications Department of Nasdaq notified us that Nasdaq had accepted the plan submitted and the Company has been afforded an additional 180 day calendar days from the date of the letter, or until July 8, 2024, to evidence compliance.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common shares on Nasdaq. If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum stockholders’ equity requirements or minimum bid price requirements, Nasdaq may take steps to delist our common shares. Such a delisting would have a negative effect on the price of our common shares, impair the ability to sell or purchase our common shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our common shares are a “penny stock,” which would require brokers trading in our common shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our common shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares and Warrants.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not EGCs including:

•        the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

•        any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Annex F-32

We intend to take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares and Warrants less attractive because we may rely on these exemptions. If some investors find our common shares and Warrants less attractive as a result, there may be a less active trading market for each such traded security, and the trading price of each may be more volatile and may decline.

The requirements associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and Nasdaq may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses, particularly after we are no longer an EGC as defined in the JOBS Act. We estimate that these expenses will be in excess of one million dollars annually. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

Risks Related to Swiss Law and Our Operations in Switzerland

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. However, if a board resolution has been invalidly formed, anyone, including the shareholders, may claim that such an invalid resolution shall be declared null and void. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent court at the legal seat of the Company, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought to the competent court at the legal seat of the Company.

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

We are organized under the laws of Switzerland. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

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Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

The amended Swiss corporate law, effective January 1, 2023, allows our shareholders to implement a so called capital band (Kapitalband) in the articles of association which authorizes the board of directors to increase and/or decrease the share capital within a certain bandwidth without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization must be renewed by the shareholders every five years. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Furthermore, a Swiss corporation may pay interim dividends (“Zwischendividende”) if the corporation has sufficient distributable profits during the current fiscal year. The remaining provisions applicable to the dividends are also applicable to the interim dividends. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital-the aggregate nominal value of a company’s issued shares-only by way of a capital reduction. As of December 31, 2023, we had CHF 47,188,748 (approximately $50,432,748) of qualifying capital contributions and CHF 713,436 (approximately $733,413) of registered share capital (consisting of 35,671,780 common shares each with a nominal value of CHF 0.02 and no preferred shares) on our audited statutory balance sheet (which audit was performed by our independent registered public accounting firm), as required pursuant to Swiss law. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, qualifying capital contributions accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between United States of America and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting shares, or for a full refund in the case of qualified pension funds).

There can be no assurance that we will have sufficient qualifying capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of qualifying capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying capital contributions becoming subject to additional corporate law or other restrictions. In addition, over the long term, the amount of par value available to us for nominal value reductions or qualifying capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in nominal value or out of qualifying capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

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Our securities are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction and may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders of certain U.S. companies or in a Swiss company listed in Switzerland.

Because our securities are listed exclusively on Nasdaq and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our securities are listed exclusively on Nasdaq, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in certain U.S. companies or in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our senior management or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Kloten (Zurich), Switzerland. Moreover, a majority of our directors and senior management are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be recognized in Switzerland only if:

•        the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•        the judgment of such non-Swiss court has become final and non-appealable;

•        the judgment does not contravene Swiss public policy;

•        the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•        no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

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Exchange rate fluctuations between the U.S. dollar and the Swiss Franc may negatively affect our results.

Under our existing agreements, we make a significant number of payments in U.S. dollars, Swiss Francs and Euro. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollars at the applicable exchange rates. As a result, changes and fluctuations in currency exchange rates between the Swiss Franc, Euro the U.S. dollar could have a material adverse effect on our operating results.

General Risk Factors

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-yearly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

In future, we may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our common shares or of securities convertible into our common shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our common shares and the Warrants.

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, cybersecurity and data protection. Any failure of our platform to comply with applicable laws and regulations could harm our business, operating results and financial condition.

Our operations may from time to time involve cross-border transfer of data, which may subject us and our customers that use our products to privacy, cybersecurity and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data and general cybersecurity. Multiple jurisdictions have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of information, including personally identifiable information of individuals.

In the United States, the U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. We continue to see increased regulation of privacy cybersecurity and data protection, including the adoption of more stringent subject matter specific state laws in the

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United States. For example, in 2018, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and we may be required to modify our practices and take additional steps in an effort to comply with the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Similarly, many other countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in certain circumstances, IP addresses and other online identifiers. For example, the EU has adopted the GDPR, which enhances data protection obligations for businesses and requires service providers (data processors) processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Noncompliance with the GDPR can trigger fines equal to or greater of €20 million or 4% of global annual revenues. Given the breadth and depth of its obligations, working to meet the requirements of the GDPR has required significant time and resources, including a review of our technology and systems currently in use against the requirements of the GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. We have taken measures to address certain obligations under the GDPR and to make us GDPR compliant, but we may be required to take additional steps in order to comply with the GDPR. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and operating results, and our ability to conduct business in the EU could be significantly impaired.

We also continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our practices. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our products and solutions in certain jurisdictions, or subject us to claims and litigation from private actors and investigations, proceedings, and sanctions by data protection regulators, all of which could harm our business, financial condition and operating results.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy, cybersecurity or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

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Any failure or perceived failure by us, our products or our platform to comply with new or existing U.S., EU or other foreign privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Sales of a substantial number of shares of our common shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our common shares in the public market or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common shares. In addition, shares held by our shareholders prior to our initial public offering may be available for re-sale as the lock up period set forth in certain lock-up agreements executed by certain company insiders relating to our initial public offering has expired. In addition, shares issued or issuable upon exercise of vested options and exercised Warrants as of the expiration of the lock-up period are eligible for sale. Sales of shares by these shareholders could have a material adverse effect on the trading price of our common shares.

If securities or industry analysts do not publish or cease publishing research reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares and Warrants, the trading prices of our shares and Warrants and trading volume of our shares and Warrants could decline.

The trading market for our common shares and Warrants will be influenced by the research reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares and Warrants, or provide more favorable relative recommendations about our competitors, the trading price of our shares and Warrants would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our shares and Warrants and trading volume of our shares and Warrants to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established on June 10, 2015 as a Swiss limited company. Our registered office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland.

In 2016, we acquired several patents from Assistance Publique — Hopitaux de Paris, or AP-HP, in France, including for our lead compound mazindol. Since our founding, we have assembled an experienced leadership team with a track record of developing and repurposing products to treat rare neurological disorders. Our Chief Executive Officer, Alexander Zwyer, has held a variety of senior leadership roles of increasing responsibility in the pharmaceutical

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industry, including global roles in business development, sales and marketing, medical as well as regulatory affairs, and general management. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence (specifically, narcolepsy) and complex neurodevelopmental disorders.

Our principal executive offices are located The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (+41) 44 512 21 50 and our internet address is www.nlspharma.com. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. The information contained on our website and the SEC website or available through such websites is not incorporated by reference into and should not be considered a part of this annual report, and the references to websites in this annual report are inactive textual references only.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Starting the last quarter of 2023, we began to adjust our workforce, primarily comprised of consultants. On March 20, 2024, we announced that we had secured Exclusive Global License for Next-Generation Non-Sulfonamide Dual Orexin Agonist Platform. On March 22, 2024, we announced the closing of $1.75 Million Registered Direct Offering.

In 2023, 2022 and 2021 our capital expenditures amounted to $0, $0, and $39,560, respectively. Our current capital expenditures are primarily for software and office furniture substantially all in Switzerland, and we expect to finance these expenditures primarily from cash on hand.

B. Business Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication), IH (follow-on indication) and potentially ADHD (back-up indication). We believe that this unique mechanism of action will also enable Mazindol ER to provide potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, CNS disorders result in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders were expected to account for approximately 15% of the global disease burden in 2020, the largest of any disease area. However, treatment options for these conditions are often limited, inadequate or non-existent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation

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of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities, or NCE’s, from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles, as determined by applicable regulatory agencies. We believe that our streamlined clinical development approach has the potential to advance our product candidates rapidly through early-stage clinical trials, while carrying an overall lower development risk. A lower development risk, we believe, exists with respect to the development of our lead product candidate, Quilience, and follow-on product candidate, due to their use of mazindol as the active ingredient, which was previously approved and marketed in the United States, Japan and Europe to manage exogenous obesity (obesity caused by excessive eating).

Our discovery platform currently focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state, and, we believe these may potentially offer new treatment options for patients, including for those patients who are refractory to currently available treatments. We recently announced pre-clinical results of NLS-4, our next-generation wake-promoting drug candidate, for the chronic fatigue syndrome, or CFS, associated with the symptoms of Long-COVID, also known as Chronic Fatigue caused by COVID-19 infection.

Our current focus is in the therapeutic areas of rare hypersomnia disorders (conditions highlighted by EDS) and complex neurodevelopmental disorders, and includes our lead product candidate: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and our follow-on candidate Nolazol, for the treatment of ADHD. We initiated our clinical development with a Phase 2 clinical trial in the third quarter of 2021, in adult patients with narcolepsy. We published positive interim top-line results from our Phase 2 clinical trial in March 2022. As a result, we intend to apply for expedited development program(s) facilitated by the FDA, such as Breakthrough Therapy and/or Fast Track designations and by the European Medicines Agency, or EMA, such as PRIME. We have completed a Phase 2 clinical trial evaluating the safety and efficacy of Nolazol in adults with ADHD in the U.S. Although further clinical development of Nolazol in ADHD is on hold, given the positive outcome of this trial, we may initiate Phase 3 clinical trials after we receive approval to commercialize Quilience. We also intend to seek FDA and other regulatory approval for Nolazol for use in children with ADHD, which requires additional nonclinical work, as well as staged clinical work in determining safe dosing and monitoring. In addition, following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional pre-clinical and clinical studies.

Quilience and Nolazol both contain mazindol as the active ingredient in a proprietary controlled release, or CR, formulation developed for a once-a-day dosing. Mazindol has a well-established safety record from its extended history of clinical use across the United States and several countries in Europe, where mazindol was previously approved in an immediate release formulation for the short-term management of exogenous obesity. It was marketed for nearly 30 years, into the early 2000’s, before being voluntarily withdrawn from the market not for safety nor for efficacy reasons (Docket n° FDA-2007-P-0326) but for commercial. In addition to the 30-year period in which it was marketed, mazindol was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy for approximately four decades, during which time it demonstrated a well-tolerated safety profile in patients over long-term, chronic use of the drug. We have entered into an agreement with Novartis Pharma AG for the exclusive rights to mazindol pre-clinical, non-clinical and clinical data and to Sanorex (mazindol) NDA in the U.S., and non-exclusive rights of mazindol in the rest of the world, except Japan and intend to use the toxicology, clinical safety and tolerability, and CMC intellectual property from the Sanorex (mazindol) NDA to support a marketing application for Mazindol ER for the treatment of narcolepsy.

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We believe that our lead product candidate, Quilience, offers a meaningfully differentiated product profile over current treatment options for the following reasons:

•        Mechanism of action.    If approved today, Quilience would be the only partial orexin 2 receptor agonist approved by the FDA, as well as the only triple monoamine reuptake inhibitor approved by the FDA for the treatment of narcolepsy. Narcolepsy is caused by a profound loss of orexin producing neurons and a partial orexin 2 receptor agonist may help to replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency and reduce disease specific symptoms. In addition, its unique dual mechanism of action as also a monoamine triple reuptake inhibitor further acts to reduce disease specific symptoms, offering patients a treatment option that may address simultaneously and in concert the two primary symptoms of narcolepsy.

•        Low potential for abuse and misuse and diversion.    Mazindol is still listed as a Schedule IV controlled substance as classified by the DEA. The DEA defines Schedule IV controlled substances as those “with a low potential for abuse and a low risk of dependence.” Unlike sodium oxybate (a Schedule III controlled substance), the top-selling medication for narcolepsy in the United States with over $2 billion in annual revenues, historically mazindol never required a REMS to manage known or potential serious risks associated with its use.

•        Quilience is expected to be administered as a monotherapy.    Narcolepsy is a complex spectrum disorder to manage and even with available approved medications, the majority of narcolepsy patients often require multiple medications to treat their symptoms. According to the current treatment guidelines (initially published in 2007) of the AASM, approved medications for narcolepsy, at best, provide only moderate improvement in narcolepsy symptoms and their respective side effects may limit their use. The AASM specifically highlights that future investigations should be directed toward development of more effective and better tolerated therapies and primary prevention. The Voice of the Patient report from the FDA’s patient-focused drug development initiative, published in 2014, concluded that, based on the overall benefit-risk assessment of currently approved medications, there is a continued need for additional effective and tolerable treatment options for patients with narcolepsy. A retrospective analysis (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6) showed that mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on the two primary symptoms of narcolepsy, EDS and cataplexy.

•        Quilience is expected to have minimal drug interactions.    Based on the results of five in vitro metabolism studies, Mazindol ER has a very low potential for drug interactions In the lab, mazindol did not interact with any of the enzymes that metabolize drugs in humans. Its metabolism was also not influenced by any well-known enzyme inhibitors or stimulants. One of its metabolites (representing less than 12% of mazindol) showed some interactions with a minor metabolic enzyme named P-glycoprotein (Pgp) and this interaction will be further investigated in humans. Nevertheless, mazindol showed significantly less interactions with metabolic enzymes than any other narcolepsy treatment.

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•        Quilience is being developed as a once-daily oral tablet administered in the morning upon wakening.    Patients have identified a need for treatment options that are easier to take, dosed less frequently, do not disrupt night-time sleeping and provide full day coverage of symptoms. We believe that once-daily dosing with Quilience may address this need and may help improve patient compliance and adherence with treatment. Quilience utilizes our proprietary extended-release formulation and is being designed to optimize its pharmacokinetic and pharmacodynamic properties with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long-acting symptom control to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are agents that differ significantly from available treatments in their apparent dual mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that blocks serotonin, norepinephrine, and dopamine transporters, they also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control, while also improving regulation of executive function and inhibitory control which would provide both “top down” and “bottom up” regulation of the brain. Orexin neurons (located in a part of the brain known as the hypothalamus) are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood throughout the cerebral cortex, and as such, the orexin system is a central promoter of wakefulness. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medication for ADHD or for the treatment of EDS and cataplexy, the two main symptoms associated with narcolepsy, has effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our product compound, Mazindol ER, may have therapeutic potential across a range of diverse CNS conditions such as RLS, IH, OSA, Kleine-Levin-syndrome, daytime sleepiness due to myotonic dystrophy Type 1 (DM1) and Prader Willi Syndrome, given the mechanism of action.

Relationship Between Narcolepsy and ADHD

Narcolepsy and psychiatric disorders have a significant but unrecognized relationship in which the two can coexist. However, narcolepsy is frequently misdiagnosed initially as a psychiatric condition, contributing to the protracted time for accurate diagnosis and treatment. Narcolepsy is a disabling neurological condition that carries a high risk for development of social and occupational dysfunction. Deterioration in function associated with narcolepsy may lead to the secondary development of psychiatric symptoms and inversely, the development of psychiatric symptoms can lead to the deterioration in function and quality of life. The overlap in treatments may further enhance the difficulty to distinguish between diagnoses.

ADHD is the most common neurobehavioral disorder characterized by symptoms of inattention, impulsivity and hyperactivity with an estimated prevalence rate of approximately 4-12% worldwide, as reported by the paper, “Understanding Attention Deficit/Hyperactivity Disorder from Childhood to Adulthood,” by Drs. Timothy E. Wilens and Thomas J. Spencer. On the surface, ADHD may appear to be the opposite of narcolepsy; however, there may actually be significant clinical similarity between the two. Cumulative data about sleep problems in children and adolescents with ADHD has shown that children with ADHD have had a higher rate of restless sleep, impaired sleep, and daytime sleepiness than children without ADHD. However, it is unclear whether EDS in ADHD is due to nocturnal sleep disturbances or primary vigilance disorders because shorter sleep onset latency is assessed by the Multiple Sleep Latency Test, or MSLT (an objective physiologic measure of sleepiness), in ADHD, rather than in the control group irrespective of the presence/absence of sleep disturbances.

On the other hand, problems with sleep may represent an intrinsic component of ADHD. The presence of ADHD symptoms in children and adolescents with narcolepsy has been found to be about two-fold higher than in the general control population and adults with narcolepsy have been found to have a much greater likelihood of having a diagnosis of ADHD in childhood compared to the general control population. Hyperactivity seen in ADHD may, in fact, be a

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compensatory response for individuals who are under-aroused or sleepy and ADHD symptoms contribute to poor quality of life and increased frequency of depressive symptoms, similar to narcolepsy. To the best of our knowledge, almost all of the treatments used in ADHD have mechanistic overlap with treatments used in narcolepsy for EDS and researchers suggest that the symptoms of EDS, fatigue, and sleep fragmentation may be the cause for ADHD symptoms, which is consistent with similar findings in other hypersomnia disorders.

Business Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused on the development of transformative therapies that address critical unmet needs in rare and complex CNS and neurodevelopmental disorders, such as Central Disorders of Hypersomnolence (which include narcolepsy as well as IH) and ADHD. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually seek out-licensing and asset sale transactions that we believe will allow us to drive greater value for our shareholders. The key elements of our business strategy are to:

•        globally develop Quilience for narcolepsy in adults (lead project);

•        pursue new indications beyond narcolepsy (e.g., Quilience in IH) (follow-on projects); and

•        explore expansion of our growing product pipeline either through in-house innovation or in-licensing.

Our Portfolio and Lead/Follow-On Product Candidates

Quilience for Treatment of EDS and Cataplexy in Narcolepsy (Lead Product Candidate)

Narcolepsy is a rare chronic primary sleep disorder characterized by two main symptoms:

•        EDS:    This symptom is the inability to stay awake or alert throughout the day and, in general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, lack of energy and concentration, memory lapses, depressed mood, and/or extreme exhaustion.

•        Cataplexy:    This symptom consists of a sudden loss of muscle tone that leads to muscle weakness and a loss of voluntary muscle control, while being fully conscious. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because a large portion remain undiagnosed and/or because of inadequate treatments. One FDA approved medication for both EDS and cataplexy associated with narcolepsy, sodium oxybate franchise (Xyrem/Xywav), although marketed with significant limitations impeding its use, generated revenues of over $2.0 billion in 2022 according to Jazz Pharmaceuticals’ 2022 full year financial results issued on March 1, 2023. According to a September 2021 report from Dun & Bradstreet, the narcolepsy market generated $2.68 billion in 2020 and is projected to reach $6.67 billion by 2030, growing at a compound annual growth rate of 9.6% from 2020 to 2030.

As partial agonist of the OX2R and a triple monoamine reuptake inhibitor, we believe that Quilience reflects a unique mechanism of action to address the shortcomings of the approved medications and the unmet needs of patients. Quilience is being designed as an oral, once-daily treatment, intended for long-term use. Through the use of mazindol in Quilience and the expected benefits of our proprietary controlled-release formulation, we hope that regulatory agencies will conclude that Quilience has a desirable balance of efficacy, safety and tolerability to support marketing authorization.

We also anticipate developing additional mazindol based ER product(s) for broader hypersomnia indications, such as IH, where there is a critical unmet need and no currently approved treatments available, in addition to other disorders, such as neurocognitive disorders implicated by EDS.

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Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy, and if approved for marketing in adults, this designation is expected to provide 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics (extended for an aggregate of 7.5 years and 12 years in the United States and Europe, respectively). Additionally, we have been granted formulation patents in several countries including the U.S., Europe, Canada and South Korea for our proprietary ER formulation, which provide patent protection through 2037.

After obtaining an IND approval mid-2021, we initiated a Phase 2 clinical trial in the third quarter of 2021 to evaluate Quilience as a once-daily monotherapy for the treatment of EDS and cataplexy, the primary symptoms of narcolepsy. This proof-of-concept, or PoC, trial was conducted in approximately 20-25 specialized centers across the U.S. and positive top-line results were announced on September 27, 2022. On January 30, 2023, we announced the completion of an open label extension study with Quilience(R) (Mazindol ER) for the treatment of narcolepsy. On March 27, 2023, we announced open label extension study six-month data for Quilience(R) (Mazindol ER) in the treatment of narcolepsy Type 1 and Type 2.

As a result of the subsequent open label extension, or OLE, interim data results discussed more fully below, we intend to pursue an expedited development program with the FDA under the Breakthrough Therapy and Fast Track designation programs, as well as potentially a similar program, PRIME, with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. We believe Quilience may qualify for these programs based on (i) positive real-world evidence, namely, previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under France’s Authorization Treatment Use program for 17 years in patients who failed to respond or could not tolerate the available approved treatments, (ii) its dual mechanism of action as a serotonin-norepinephrine-dopamine reuptake inhibitors, or SNDRI, and partial OX2R agonist, which we believe are crucial in addressing the underlying symptoms of both EDS and cataplexy, providing a pharmacological profile targeting multiple CNS pathways, and (iii) the limited availability of treatments that successfully treat both cataplexy and EDS in narcolepsy.

Additionally, we are planning to leverage the demonstrated biological activity of the active molecule in Quilience to further expedite the clinical development, as well as drawing on the data from our ADHD program to support our clinical development efforts of Quilience and the FDA’s previous approval of mazindol (in its immediate release form in the pharmaceutical product “Sanorex®,” as manufactured and distributed by Novartis (through its Sandoz division) as safe in the management of exogenous obesity through the 505(b)(2) regulatory pathway. In March 2021, we entered into a license agreement with Novartis Pharma AG, whereby we obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, we have obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex® NDA with non-U.S. regulatory agencies in the licensed territories.

We believe that previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under a regulatory authorized CUP in France for 17 years in patients who failed to respond or could not tolerate the available approved treatments, supports our development of Quilience. We believe this positive real-world evidence in improving both EDS and reducing cataplexy demonstrates the potential for Quilience to be a treatment for patients suffering from narcolepsy, and notably, also the potential to provide an alternative treatment for patients who have not had a successful outcome with approved treatments, such as sodium oxybate, modafinil, methylphenidate-based, and amphetamine-based products.

In most patients, narcolepsy is caused by the permanent loss of orexin (also called hypocretin), which has been identified as the major regulator in the brain that modulates the stability of the sleep-wake cycle. Individuals with narcolepsy often emphasize that their symptoms go beyond falling asleep during the day and report feeling chronically tired, fatigued, or sleep deprived and also struggle with cognitive difficulties that interfere with their ability to perform at work or school and devastating cataplexy attacks that can be debilitating and frightening. These impairments are associated with an increased risk of accidents, trauma, and difficulties in maintaining personal relationships. The economic burden of narcolepsy is also extensive and people with narcolepsy have above-average rates of health care

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visits, medication use, and unemployment, and those employed have lower income levels. According to the Narcolepsy Network, narcolepsy affects an estimated 1 in every 2,000 people in the United States, which equates to 150,000 to 200,000 patients in the United States and 3 million worldwide; however, it is estimated that only 25% of those living with narcolepsy have been diagnosed and are receiving treatment. Most people with narcolepsy begin having symptoms in their teenage years, but the diagnosis is usually not made until adulthood, suggesting that narcolepsy is both an underdiagnosed and an undertreated disorder. According to the August 2018 National Know Narcolepsy Survey, most narcolepsy patients remain unsatisfied on current treatments.

While symptomatic improvement is possible, patients’ needs are usually not met and the therapeutic effects of the currently approved treatments remain inadequate for most patients, including lack of symptom control, variable efficacy, rebound sleepiness and rebound cataplexy, troublesome side effects, inconvenience, and high potential for abuse. Given the considerable burden of the condition, the adverse effects on the health of narcolepsy patients, and the limitations of available medications, there is a critical unmet need for additional treatment options. Quilience is a triple monoamine reuptake inhibitor, a SNDRI and partial agonist of the OX2R that may mimic the natural sleep-wake process by activating and further enhancing the brain mechanisms that promote and regulate wakefulness. We believe Quilience may bridge this considerable treatment gap and that the current narcolepsy landscape may provide an opportunity to establish ourselves as a leader in this space.

Real-World Evidence in Narcolepsy

The use of real-world evidence may improve the quality and efficiency of clinical development and clinical trial design, with the potential to accelerate the development of therapies that may provide meaningful benefits to patients. Real-world evidence is the analysis of real-world data, which can originate from sources such as CUPs, and may provide a more complete picture of patient experience to inform patient-focused drug development, and support the advancement of randomized, placebo-controlled clinical trials to support a marketing application.

While no longer commercially available in the United States or Europe, the active molecule in Quilience, mazindol, was previously widely used off-label and for several decades for the treatment of narcolepsy. Additionally, it was prescribed under a long-term CUP administered and regulated by ANSM (“L’agence nationale de sécurité du medicament et des produits de santé”), the national agency in France responsible for overseeing the safety of medicines and health products, helping to address the unmet needs of patients who did not initially respond, later failed or were unable to tolerate the approved available treatments, such as modafinil, methylphenidate, sodium oxybate, and amphetamine-based products. This CUP ran for 17 years, ended in 2016 due to unavailability of the product, and more than 200 patients with narcolepsy who were refractory to available treatments were prescribed mazindol for the treatment of EDS and/or cataplexy.

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of our team and members of our Scientific Advisory Board (prior to their work with us), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, and suffering from cataplexy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving EDS. Mazindol noticeably improved EDS (p<0.0001), as measured by the ESS, a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in other narcolepsy-related Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). The ESS score before mazindol was 18.0 ± 3.1 and decreased to 13.6 ± 5 after mazindol, for a change of -4.2 (p<0.0001). In addition, the change in weekly cataplexy rate before and after mazindol changed from 4.6 ± 3.1 (before mazindol) to 2.0 ± 2.8 after mazindol (for a change of -2.7) (p<0.0001).

This retrospective study with analysis of real-world data, provides positive real-world evidence that the treatment was well-tolerated and effective, in terms of improvement in EDS and the reduction in cataplexy events, with a conclusion of an overall positive benefit-risk ratio in the majority of patients. In their report concluding the results of the study (Nittur et.al, Sleep Med. 2013 Jan;14(1):30-6), the researchers found that Mazindol has a long-term, favorable benefit/risk ratio in 60% of drug-resistant hypersomniacs, including a clear benefit on cataplexy and that the data, taken altogether, suggest that mazindol has a major effect on sleepiness, possibly greater than that of modafinil (Provigil).

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Narcolepsy Overview and Market Opportunity

Narcolepsy is the inability to stay awake and arises from the dysregulation of the sleep-wake cycle, and in most individuals is thought to be caused by an immune system mediated destruction of brain cells that contain orexin. Orexin is a neuropeptide and is critical to the maintenance of wakefulness, continuity of sleep and coordination of the timing and features of REM sleep. Narcolepsy is often debilitating and incapacitating for those affected and with no known cure, it usually requires life-long symptomatic treatment. Narcolepsy symptoms significantly interfere with and cause a negative impact on cognitive, psychological and social functioning and can greatly affect daily activities.

The clinical hallmark of narcolepsy is EDS, which is present in all narcolepsy patients and is generally the first symptom to occur. EDS manifests as sudden irresistible bouts of sleep throughout the day, which can strike at any time, leading to inadvertently falling asleep during a variety of situations, such as while at work or at school, when having a conversation, playing a game, eating a meal, or, most dangerously, when driving or operating other types of machinery. A prominent and distinctive symptom of narcolepsy is cataplexy, which occurs in approximately 70% of those patients with narcolepsy. Although the severity of cataplexy is variable, it can be very frightening and usually causes additional disability. In addition to cataplexy, individuals with narcolepsy may also have symptoms indicative of altered REM sleep. REM sleep is normally characterized by dreaming and muscle paralysis that prevents an individual from acting out their dreams. In narcolepsy however, REM sleep can occur at any time of day and elements of REM sleep can mix into wake, manifesting as cataplexy, hallucinations that occur when going to sleep or upon waking, and sleep paralysis, a transitional state between wakefulness and sleep in which one is aware but cannot move, speak, or react.

Narcolepsy is classified into two subtypes, narcolepsy type 1 and narcolepsy type 2. Type 1 is characterized by cataplexy or an undetectable or low level of orexin in the cerebrospinal fluid, or CSF. In type 2, patients generally have less severe symptoms and do not experience cataplexy attacks. The underlying cause of narcolepsy type 2 is unknown and many patients have normal CSF orexin levels; however, 25% of patients with narcolepsy type 2 do have intermediate CSF orexin levels and these individuals are more likely to develop cataplexy and subsequently be diagnosed with narcolepsy type 1.

Cataplexy is a symptom that occurs almost exclusively in people with narcolepsy type 1, so its presence strongly suggests this diagnosis. However, cataplexy can sometimes be subtle or mild, making additional testing sometimes necessary, with the diagnosis depending on ruling out causes of secondary hypersomnia and performing an overnight sleep test with MSLT. On the MSLT, it takes less than eight minutes on average for people with narcolepsy type 1 to fall asleep, and REM sleep is observed on at least two naps. People with narcolepsy type 2 show the same results on MSLT as those with cataplexy.

In addition to EDS, cataplexy and other symptoms of altered REM sleep, people with narcolepsy type 1 are prone to gain significant weight, which may be due to the loss of orexin. Soon after narcolepsy onset, children can rapidly gain 5-15 kg (approximately 11 to 33 pounds) and adults with type 1 are often overweight or obese, despite normal caloric intake and activity levels. Given that the active molecule in Quilience was previously approved for the management of exogenous obesity and its multifunctional mechanism of action targets two pathways known to be implicated in obesity, Quilience may also help to counter this negative effect of weight gain associated with narcolepsy.

Recently, we received a granted patent (U.S. Patent No. 11207271), from the U.S. Patent and Trademark Office which covers oral formulations containing immediate-release and sustained-release layers of mazindol and their use in the treatment of attention deficit disorders (ADD or ADHD), related deficit of alertness or decline in vigilance, or EDS (e.g., narcolepsy, IH).

The patent has a term that expires no earlier than March 2037. Based on its current clinical development plans to obtain regulatory approval, we intend to list the patent in FDA Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book, if it receives market approval.

In January 2023, we announced the new in vitro study results demonstrating the agonist effect of Mazindol ER at the Orexin-2 Receptor (OX2R). Two identical studies measuring differing concentrations of Mazindol ER confirmed significant OX2R partial agonist activity at 30μM or higher. Notably, findings show that Mazindol ER showed strong OX2R partial agonist activity by cellular and nuclear receptor functional assays. Results showed pEC50 (a logarithm measure of drug potency expressing a concentration that is effective in producing 50% of the maximal response) values of 4.7 to 5 for mazindol on the OX2R, indicating a strong OX2R partial agonist. Additional pre-clinical in vivo studies are currently underway to confirm OX2R activity. A pilot study in OXR2 KO mice animal model compared favorably with investigational drug, TAK-925, an orexin 2 receptor agonist.

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Prevalence

According to the European Narcolepsy Network, narcolepsy affects only 20 to 40 out of every 100,000 people; however, it is estimated that only one out of four people living with narcolepsy have been properly diagnosed. Although it usually has an early age of onset during the adolescent years, a diagnostic delay that often exceeds 10 years from the time of symptom onset suggests that narcolepsy is both under diagnosed and under treated. This delay may result from several factors, including lack of clinician and patient recognition of the signs and symptoms of narcolepsy and leading to multiple physician visits before receiving a diagnosis, as well as misdiagnosis of narcolepsy as another condition, such as epilepsy, depression, or ADHD, which further delays treatment.

Current Treatment Landscape and Treatment Limitations

Until a cure is available, the current treatment of narcolepsy focuses on symptom control, with the goal of keeping the patient alert during the day, primarily by improving EDS and minimizing the occurrence of cataplexy. More than 90% of individuals with narcolepsy require chronic use of medication to manage symptoms, in order to allow for important everyday activities to be performed safely, such as attending school, going to work and caring for a child.

The current available treatment options require the careful balancing of the drug’s efficacy, convenience of administration, development of drug tolerance, adverse effects, comorbidities, monitoring for evidence of drug abuse, and new life circumstances, such as school, pregnancy and parenthood. In narcolepsy, several classes of drugs are used for the treatment of EDS, including a CNS depressive agent, wake-promoting agents, a histamine 3 receptor antagonist/inverse agonist, and CII controlled stimulants.

Sodium oxybate (commercial brands: Xyrem (Jazz), Xywav (Jazz), Lumryz (Avadel)) is the legally manufactured form of gamma hydroxybutyrate, an illicit drug of abuse. It was the first FDA approved treatment for cataplexy and is also approved for EDS, and as such, is often used as a first-line therapeutic. While it has been reported to have a positive impact for patients, sodium oxybate also has many challenges with significant limitations that can often impede its use. As a severe CNS depressant with a rapid onset of sedation with both hypnotic and amnestic effects, it is abused to incapacitate victims for sexual assault. Sodium oxybate is a CIII controlled drug and with the potential for an adverse outcome, it is further subject to higher CI controls for abuse and is only available through an FDA imposed restricted-access REMS program. It carries a Black Box warning for respiratory depression and abuse, which can lead to seizures, decreased consciousness, coma and death, and at doses lower than those used to treat narcolepsy. The occurrence of experiencing adverse effects is more common with sodium oxybate compared to other medications used in narcolepsy and adverse effects, even at recommended doses, include nausea, confusion, CNS and respiratory depression, neuropsychiatric depression and confusion, bed-wetting, sleepwalking, automatic behaviors, and involuntary movements. Sodium oxybate has a short half-life and is administered in a split dose, once at bedtime and again two and a half to four hours later, which can be difficult for patients to manage. In addition, generally, an extensive titration period is required, which can take upwards of seven months to achieve a complete optimal response.

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1,500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, sodium oxybate continues to be the market leader in the United States in terms of revenues.

Our Solution: Quilience for Narcolepsy — A Well-Suited Approach for the Disease Pathology

Narcolepsy is a debilitating neurological disorder and the currently available treatment options are not considered sufficiently effective for most patients. This is highlighted by the results of the recent 2018 “Know Narcolepsy Survey,” conducted by Versta Research, that emphasizes the continuing and substantial burden of narcolepsy with an astonishing 88% of patients indicating that their current treatments are not effectively managing their symptoms, while 94% and 93% stated that new treatment options are needed and expressed frustration with current treatment options, respectively.

Annex F-47

Quilience has a mechanism of action that is distinct from existing and emerging therapies and we believe that, if approved, Quilience may represent a substantial improvement to existing treatments. Mazindol’s mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement. Furthermore, in November 2019, the Swiss Narcolepsy Network endorsed Quilience as a potential novel treatment of narcolepsy. The Swiss Narcolepsy Network stated that its decision is based on several decades of highly promising off-label use and compassionate use of mazindol in patients with narcolepsy.

Quilience Label Expansion

Following our current focus on the development of Quilience for narcolepsy in adults, and if approved for marketing, we intend to seek a label expansion for the treatment of narcolepsy in pediatric patients, which may require additional nonclinical and clinical studies. We are also aiming to develop Quilience for the treatment of IH, a rare and chronic hypersomnia disorder for which there is currently no effective or approved treatments available. Its hallmark symptom is chronic EDS and a craving to sleep during the day, regardless of how many hours slept at night, which results in such persons taking daytime naps that are usually long and not refreshing. Individuals with IH struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Similar to narcolepsy, people with IH may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of IH, providing positive real-world evidence of its benefit in improving EDS specifically in patients with IH. We have received orphan drug designation from both the FDA and the European Commission for the treatment of IH and this designation is expected to provide us initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, the recently granted patent for a proprietary modified-release formulation, provides patent protection through 2037 in the United States.

Quilience Development Program

We conducted a Phase 2 randomized, double-blind, placebo controlled clinical trial in adult patients with narcolepsy in the third quarter of 2021 and concluded the trial in the third quarter of 2022. The primary endpoint of the study was the change from baseline in EDS, as measured by the Epworth Sleepiness Scale (ESS). The key secondary endpoint was the change from baseline in the weekly number of cataplexy attacks in the subset of patients with cataplexy. The trial design is shown below:

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The trial was conducted in 21 clinics in the U.S. and enrolled 67 patients with both narcolepsy Type 1 and Type 2, who received treatment with either 3mg of Quilience (Mazindol ER) once daily or placebo. Patients in the trial were randomized 1:1 into each treatment arm. All patients who completed the Phase 2 POLARIS study were eligible to participate in an open label extension (OLE) study and continued once-a-day treatment with Mazindol ER 3 mg for up to six months as monotherapy (no concomitant wake-promoting or anti-cataplexy treatments were allowed). On January 30, 2023, we announced that 87% of patients who completed the POLARIS Phase 2 study requested to continue monotherapy treatment with Mazindol ER in the six-month OLE study rather than transition to other therapies.

In September 2022, we announced top-line data relating to our Phase 2 POLARIS study for the use of Mazindol ER in patients with narcolepsy. Of the 60 patients targeted for enrollment in the U.S. Phase 2 trial (Study NLS-1021), 67 were randomized and included in the final analysis. The final database included 33 patients on treatment and 34 patients on placebo, with balanced mean baseline ESS scores (17.9 for treatment and 18.0 for placebo). Approximately one-third of patients enrolled in the study were diagnosed with narcolepsy type 1 (NT1), and therefore presented with both EDS and cataplexy symptoms. Eligible NT1 patients must have had moderate to severe disease according to the study protocol — defined as having more than 3-4 cataplexy attacks per week. Study participants were required to undergo a 1-2-week wash out period (depending on prior therapy). After the wash out period, participants were randomized to receive either once-daily treatment with Mazindol ER 2mg for week 1 and 3mg for weeks 2-4, or matching placebo for 4 weeks.

For EDS, the ESS mean change from baseline to each visit and the standard error (SE) of Quilience® (NLS-2) versus placebo were all statistically significant at week 1 -4.3 (1.13) versus -1.1 (1.06) (p=0.0055), at week 2 -4.7 (1.14) versus -1.3 (1.06) (p=0.0035), at week 3 -5.0 (1.18) versus -1.6 (1.09) (p=0.0045), and at week 4 -5.8 (1.23) versus -2.1 (1.14) (-6.26, -1.15; p=0.0045).

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Observed Mean Change from Baseline in ESS:

The change from baseline to Week 4 in the weekly average number of cataplexy episodes decreased over time in both treatment groups. The change from Baseline to Week 4 in Average Weekly Cataplexy Episodes was statistically significantly greater in the Mazindol ER group (mean [SD] -14.3 [9.50]) than in the placebo group (-6.1 [6.30]) (p = 0.019) despite the smaller sample size (only 1/3 of the study population were NT1 patients).

Observed Mean Change from Baseline in Weekly Cataplexy Episodes:

The treatment arms were balanced in terms of patient demographics, baseline levels, and disease characteristics. Mazindol ER was well-tolerated and no safety concerns were identified. No serious adverse events were reported.

Mazindol ER was generally safe and well-tolerated in the completed Phase 2 trial. There were 66 patients in the Safety Population (all patients who received at least one dose of Mazindol ER). Treatment emergent adverse events (TEAEs), were reported by 48.5% (16/34) of patients receiving Mazindol ER and 23.5% (8/33) of patients receiving placebo. There were no unexpected adverse events. There were no severe and no serious TEAEs reported for either the placebo or the Mazindol ER groups. In addition, no patients discontinued Mazindol ER due to TEAEs. The most common TEAEs for the Mazindol ER group was dry mouth (21.2% [7/34]) followed by nausea (9.1% [3/34]), and decreased appetite (9.1% [3/34]). The most common TEAEs for the placebo group were dry mouth (2.9% [1/34]), urinary tract infection, (2.9% [1/34]), and headache (2.9% [1/34]). Other than an expected reduction in body weight (~1.3 kg) and a moderate increase in heart rate (~11.3 bpm), there were no other significant ECG, labs, or vital signs changes on mazindol versus placebo.

Annex F-50

Patients who completed the POLARIS Phase 2 trial were able to participate in the OLE study. The OLE study enabled patients completing the randomized controlled trial to access treatment with Mazindol ER without any background stimulant and/or anti-cataplexy treatment for up to 6 months. Of the 67 patients who completed the randomized controlled Phase 2 trial, 52 patients (or 87% of completers) elected to roll over into the OLE study. Patients treated with Mazindol ER in the randomized Phase 2 trial continued to improve after rolling over into the OLE study. Placebo patients in the randomized Phase 2 trial achieved comparable results to treated patients in the Phase 2 trial after switching to Mazindol ER in the OLE study. Safety and tolerability of Mazindol ER were similar between the randomized trial and OLE study.

For patients treated with Mazindol ER in the randomized Phase 2 trial, ESS improved by an additional 1.8 points in the OLE study by the third month of treatment (double-blind and OLE treatment combined). At that timepoint, the mean ESS score for these patients reached 8.2, with lower scores denoting an improvement in the condition (improved wakefulness). Importantly, ESS scores of 10 or below are considered to be typical scores for people without narcolepsy. As an extension of the 4-week randomized treatment period in the Phase 2 trial, these data indicate that maximum efficacy for EDS with Mazindol ER is reached at approximately 3 months of treatment. Overall, the mean score for these patients declined by approximately 10 points from their baseline levels at the start of the randomized Phase 2 trial to month 3 in the OLE study.

Reduction of Excessive Daytime Sleepiness (EDS)

Combined DB and OLE studies: 4 & 24 weeks

Double-Blind study
Open Label Extension study NLS-1022
ESS Total Score
Placebo
Mazindol ER
44.4% reduction
DB Baseline (Day 1)
DB Final (Day 28)
OLE Month 1
OLE Month 2
OLE Month 3
OLE Month 4
OLE Month 5
OLE Month 6

For patients who received placebo in the randomized Phase 2 trial and rolled over to receive Mazindol ER in the OLE study, EDS scores declined to levels comparable to those treated with Mazindol ER in the randomized trial at Week 4. This effect was maintained through month 3 in the OLE study, with EDS scores just above the “normal” range.

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For patients diagnosed with cataplexy and treated with Mazindol ER in the randomized Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 10 at the end of the 4-week DB period, down from a baseline level of approximately 17.5 at the beginning of the trial. During the OLE study, mean weekly cataplexy episodes for these patients declined to 2.1, and remained relatively stable in the 2 to 4 range through week 24 of the OLE study.

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Notably, there were patients diagnosed with Narcolepsy Type I who achieved zero weekly cataplexy episodes in the OLE study, with some of those maintaining this effect through week 12 and beyond. Below is an example of one of those super responders:

Given the success of our Phase 2 clinical trial, we intend to commence two Phase 3 randomized, double-blind, placebo controlled, parallel studies in adult patients with narcolepsy type 1. On March 29, 2023, we met with the FDA for an end of Phase 2 meeting. On May 2, 2023, we announced that the FDA provided authorization to proceed with the Phase 3 clinical program (AMAZE) for Mazindol ER. In July 2023, we announced that the first Phase 3 clinical trial protocol received approval from the independent IRB. The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a CRO and has enrolled a number of sites for the phase 3 studies. Once suitable capital has been secured, we expect the phase 3 program to commence as the sites are ready to begin enrolling patients.

Additional clinical studies may be required for regulatory approval necessary to commercialize Mazindol ER, such as clinical pharmacology studies, and, if needed, we intend to conduct these studies in parallel with our Phase 3 program, subject to agreement with the FDA and other applicable regulatory authorities.

Both phase 3 trials, NLS-1031 and NLS-1032, will measure the weekly cataplexy episodes as the primary endpoint over eight weeks of treatment. Patients will then continue into a 12-month OLE phase of each study. To be eligible for enrollment into the program, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

As agreed with the FDA, we intend to submit the NDA for Quilience as a new NDA. Nevertheless, a large amount of the original NDA data will be used for this submission. To license the original mazindol data, we entered into an agreement with Novartis in March 2021 to obtain all preclinical and clinical data for studies previously conducted on mazindol by Novartis. This data may potentially provide us another avenue to streamline and/or reduce the costs of our preclinical and clinical programs. Our ability to rely on the FDA’s previous findings of safety studies published in the scientific literature, and the extent to which licensed innovator data may be utilized will depend on our ability to demonstrate a scientific bridge to Mazindol ER from the previous formulation.

In November 2022, we launched an individual Paid-for Named Patient Program, or NPP, to provide access to Mazindol ER for the treatment of IH in Europe where this medication would not otherwise be available for this indication in certain countries. The NPP for IH was launched in the United Kingdom and we were expected to expand to other countries including France, Italy and Switzerland. This NPP was terminated in May 2023 for lack of performance of Calcog (Caligor Coghlan Ltd.), the service provider in charge of the development and execution of this program in Europe. We partnered with a third-party pharmaceutical company to expand access, early access and compassionate use programs to provide treatment of IH with Mazindol ER where it would otherwise not be available.

In January 2023, we announced a technology patent grant covering Mazindol ER for treatment of ADHD and IH in Hong Kong. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

Annex F-53

Compassionate Use Objectives in CDH1 in Europe

While “compassionate use” originally was understood to imply that the drug product is supplied for free, there is a growing understanding with policymakers, payers and patient organizations, that paid-for CUPs are justifiable. In Europe and other regions of the world (excluding the United States), it is recognized that CUP funding can provide an early source of biopharma revenues and incentivize the increased availability of potentially transformative treatments, especially for rare disorders and orphan diseases. Given the extensive therapeutic experience with mazindol, including off-label in narcolepsy patients, we believe that there is ample precedence to justify a funded CUP in selected European countries for a defined group of patients.

We intend to conduct either or both a cohort program and a named patient program, or NPP, each of which is highlighted below in a variety of European countries. Although we have yet to determine which countries, we will initiate CUPs in first, our current plan is to target the following countries in the following priorities (priority in each wave has yet to be determined):

•        First Wave: United Kingdom, Netherlands, Belgium, France, Italy and Switzerland;

•        Second Wave: Latin America, the Czech Republic, Denmark and Spain; and

•        Third Wave: China, Germany, Austria, Japan, Sweden and Taiwan.

In addition to the potential benefit of generating revenues before Quilience market authorization from the regulatory agencies, the collection of data within the CUP is a key potential benefit for the overall Quilience evidence generation strategy, as we believe that a CUP program for Quilience would:

•        complement the clinical data package for regulatory submissions;

•        support primary regulatory approvals with longer-term follow up effectiveness and safety data and patient lived experience evidence;

•        support label expansions in broader populations than included in the Quilience late state trials (e.g., in juvenile narcolepsy);

•        potentially accelerate regulatory approval in China if we were to seek regulatory approval for Quilience;

•        enhance the evidence package for market access and pricing and reimbursement;

•        provide qualitative live-experience data and information on the unmet needs from the patient (and caregiver) perspective that may contextualize the net therapeutic benefits offered by Quilience within the narcolepsy management paradigm;

____________

1        Central Disorders of Hypersomnolence (including but not limited to narcolepsy type 1/type 2, IH, etc.)

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•        bridge patients from the end of Phase 2 and 3 clinical trials to commercialization (assure continued patient access);

•        allow us to generate hypotheses for label expansions in broader populations (as compared to clinical trials);

•        allow us to leverage real-world and patient-centric data collected (board populations, quality of life, satisfaction); and

•        allow us to professionally address patient and physician requests (formal published policy and process).

In addition to these potential benefits of a CUP program for Quilience, commercial objectives of such a program would include the ability to (i) generate pre-licensing revenues in selected countries, (ii) receive post-authorization revenues in non-priority countries for commercial use, (iii) potentially establish an early market presence with a key opinion lead, and center of excellence strategy and (iv) more rapid revenue uptake (than a non-CUP program) upon commercial availability (patients already on product and treated).

Nolazol for the Treatment of ADHD (Back-up Program Product Candidate)

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist and its unique pharmacological profile is expected to yield important benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by a positive pilot clinical trial with mazindol in 24 children with ADHD and a positive Phase 2 clinical trial in 85 adults with ADHD. The Phase 2 clinical trial in adults met all primary and secondary study endpoints and was well-tolerated. A robust effect on ADHD symptoms was demonstrated with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores.

Although more than 25 different products have been approved by the FDA since 1937 for the treatment of ADHD, many of which are no longer available, there still continues to be a large treatment gap with no optimal treatment currently available. Physicians, patients and their caregivers press for improved treatment options to address key shortcomings with currently available treatments, including the need for a more tolerable safety profile, more consistent efficacy with no rebound effect, and the need for lower risk of abuse, dependence, and misuse. Currently, doctors, patients, and caregivers must choose between treatments that may be effective, but come with significant safety liabilities, such as high potential for abuse and risk of diversion coupled with tight restrictions on writing and filling prescriptions; or treatments that are unscheduled, but are also typically less effective. We are seeking to develop Nolazol such that, if approved for marketing, it could be the drug product to close this treatment gap and address this unmet medical need.

Given the positive outcome of our Phase 2 trial in ADHD, we may initiate Phase 3 clinical trials if we receive FDA’s green light to proceed at a later stage.

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. In the United States, the research firm IBISWorld has reported that the ADHD market is currently worth $9.7 billion and projected to reach a market value of $14.4 billion in 2023. Furthermore, based on a report by Grand View Research, Inc., ADHD is the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030. Despite their CII classification and black box warnings and safety liabilities, revenues of the market leader Vyvanse, as reported by Shire, were $2.5 billion in 2019, and revenues of the leading methylphenidate product

Annex F-55

Concerta (Johnson & Johnson) were $622 million in 2020, as reported by Johnson & Johnson. Furthermore, based on a report from LifeSci Capital, it is estimated that CNS stimulants — amphetamine and methylphenidate containing products, represent approximately 90% of all ADHD drug sales.

Across the lifespan, ADHD may impede cognitive functioning as well as mental health and development and can have a significant social impact on patient’s lives, causing disruption at school, work, and in relationships and can also be associated with risk-taking or criminal behavior and other far-reaching effects on wider society. Over the past eight years, ADHD diagnoses have increased 30% in the United States, a trend indicating the need to focus on the diagnosis and treatment for a growing number of patients.

The Centers for Disease Control and Prevention, or the CDC, reported that 6.1 million, or 9.4%, of children and adolescents in the United States have ever been diagnosed with ADHD and 5.4 million, or 8.4%, have a current diagnosis, and 62% take medication, while 47% receive behavioral therapy and 23% receive no treatment at all. Furthermore, the CDC reported in 2019 that among children aged 2-5 only 18% are receiving ADHD medication, in contrast to 60-70% of children aged 6-17. Additionally, ADHD is the second most impactful condition affecting children and adolescent health in the United States, as measured by the Blue Cross Blue Shield Health Index, and children diagnosed with ADHD struggle with paying attention, controlling impulses and being overly active. Social skills in children with ADHD often are significantly impaired. Problems with inattention may limit opportunities to acquire social skills or to attend to social cues necessary for effective social interaction, making it difficult to form friendships. Hyperactive and impulsive behaviors may result in peer rejection. The negative consequences of impaired social function, such as poor self-esteem, increased risk for depression and anxiety, may be long standing.

Once believed to only affect children and adolescents, ADHD is now well understood to be a lifespan disorder that persists into adulthood in up to 65% of patients affecting 1 out of 30 adults worldwide, as disclosed by the ADHD Institute, an educational platform developed and funded by Takeda, and, based on our own assessments of data from the U.S. census Bureau, there are approximately 11 million adults in the United States with ADHD. Research firm GlobalData reported that since 2015, the adult ADHD market has become larger and begun growing at a faster rate than the pediatric ADHD market. Adult ADHD is often characterized by recurrent problems with restlessness, impulsivity, problems with time management and finances, as well as problems regulating emotions. Rather than being hyperactive like children, adults with ADHD report experiencing an internal sense of fidgetiness and restlessness and with signs of inattention more apparent through problems communicating with others. Upon entering the job market, many adults also experience obstacles in employment, and are at increased risk to be terminated due to repeated tardiness or absenteeism. Such difficulties contribute to poorer employment outcomes and a lower likelihood of being employed in professional environments. Adults with ADHD often find it difficult to generate effective solutions to social problems and these deficits in social cognition can increase the likelihood of peer rejection, and social isolation, adding to struggles with depression and social anxiety.

Throughout an individual’s lifetime, untreated ADHD can increase the risk of psychiatric disorders, educational and occupational failure, accidents, criminality, social disability and addictions and ADHD treatment is usually initiated with stimulants, such as amphetamine and methylphenidate-based products. While these drugs may provide a generally effective treatment option for patients, they also have serious safety concerns and are misused recreationally with both diversion and abuse being a common and significant risk. As a result, they are controlled substances and classified under the CSA as CII stimulants. Consequently, they all carry an FDA imposed Black Box warning on the drug label to call attention to these serious or life-threating risks. Further, not all individuals respond optimally to or can tolerate CII stimulants and their use is contraindicated in numerous patients, including those with tics, anxiety and other certain psychiatric disorders, cardiovascular concerns, substance use disorder, or stimulant refusal. A few non-stimulant treatment options are available; however, their efficacy is not as robust, and their tolerability profile is not necessarily improved when compared to CII stimulants. In addition, the few non-stimulant treatments available are generally considered as second-line treatments and are often used in conjunction with schedule II (CII) simulants rather than as a therapy that uses one type of treatment, commonly referred to as a monotherapy.

The availability of a treatment that has robust efficacy on par with CII stimulants and that is well tolerated with lower potential for abuse represents what we believe is an important unmet need to persons with ADHD. The magnitude of the treatment effect demonstrated in our Phase 2 study is comparable to what is typically seen with the leading CII stimulants, and, mazindol, the active molecule in Nolazol, is currently a CIV controlled substance under

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the CSA, meaning it has an already established low risk of abuse. We believe Nolazol, whose active ingredient is mazindol, a CIV stimulant, may be the transformative treatment for ADHD that physicians and patients have been waiting for, by providing a treatment with what we believe will be similar efficacy as CII stimulants, but with a low potential for abuse.

We have a robust method of use patent for Nolazol for the treatment of ADHD expiring in August 2028 in the United States and in December 2027 in Europe. Additionally, we have filed an international patent application under the PCT, for a proprietary controlled release formulation, and, if granted, may provide patent protection through 2037 in the United States.

Diagnostics and Patient Sub-Types

Healthcare providers use the guidelines in the American Psychiatric Association’s Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition, or DSM-5, to help diagnose ADHD and this diagnostic standard helps ensure that people are appropriately diagnosed and treated for ADHD. The DSM-5 identifies three sub-types and each presentation is distinguished by a distinct set of symptoms that physicians use to diagnose the condition. The three presentations are: (1) Predominantly Inattentive; (2) Predominantly Hyperactive-Impulsive; and (3) Combined Presentation.

The diagnostic evaluation for ADHD includes a comprehensive medical, developmental, educational, and psychosocial evaluation. This comprehensive evaluation is necessary to confirm the presence, persistence, pervasiveness, and functional complications of core symptoms, exclude other explanations for core symptoms and identify coexisting emotional, behavioral, and medical disorders. In order to meet criteria for ADHD, core symptoms must also impair function in academic, social, or occupational activities.

Two-thirds of individuals with ADHD have at least one other neurodevelopmental, psychiatric, or other CNS disorder, including anxiety, depression, autism, and sleep disorders. Substance use disorder is a common comorbidity associated with ADHD and may have a direct underpinning in the pathophysiology of the disease, amplifying the need for treatment options with a lower risk of abuse.

Adults with ADHD, with a delayed diagnosis in adulthood, are often diagnosed after several attempts to find treatment for comorbid disorders, such as depression, substance abuse, sleep disturbances, or anxiety. The presentation in adults is typically related to problems with work, disorganization, and tendency to procrastinate, as well as anxiety, sleep disorders, and impulsivity.

We believe Nolazol could provide a transformative treatment option for all individuals with ADHD and further could draw substantial market share from patients who have failed or couldn’t tolerate stimulants; current patients, or their parents, with concerns with stimulant use; current patients seeking the convenience of a CIV product compared to a CII product, allowing for generally no limitations on quantity, the ability to refill, phone-in prescriptions, and less frequent office visits; individuals where abuse and/or diversion is a prominent concern; and individuals or parents of individuals diagnosed with ADHD who have avoided treatment due to stimulant concerns and the associated stigma.

Current Treatment Landscape and Treatment Limitations

Although there is no cure for ADHD, medications may help to reduce symptoms and improve functioning. The current treatment options for ADHD can be broadly classified as either amphetamine or methylphenidate-based stimulants or as non-stimulants. Based on data that we have collected, we believe that stimulants represent a majority of the ADHD drug market in the United States, with a market share of approximately 90%.

Amphetamine and methylphenidate-based products are all classified under the CSA as CII stimulants, due to their high potential for abuse and the risk of severe psychological or physical dependence. These drugs are heavily controlled under U.S. federal and state laws, and are subject to criminal sanctions for abuse, diversion and misuse and require a CII level prescription, and despite being a chronic disorder and need for daily medication, this limits the quantity to a 30-day supply and is also not refillable. Consequently, all CII stimulants contain Black Box warnings, similar to narcotics such as fentanyl and oxycodone, which are also CII substances. In addition, CII stimulants have the potential for numerous adverse effects, as indicated by their warnings of serious cardiovascular reactions such as sudden death, stroke, and heart attack, psychotic or manic symptoms in patients with no prior history, and are

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associated with peripheral vasculopathy, including Raynaud’s phenomenon. CII stimulants are also sleep-affecting drugs and shorten total sleep time, increase the time it takes to fall asleep, adversely impact the ability to stay asleep, and increase daytime sleepiness.

The long-term use of prescription stimulants has been widely reported to cause drug tolerance, which is the loss of efficacy over time and requires a complete change in treatment, or an increased dose of the existing treatment, or the add-on of another medication to the existing treatment in order to achieve therapeutic effectiveness. This leads to an increased risk of developing serious adverse effects that are unrelated to ADHD. Another concern in treating patients with CII stimulants is the potential “rebound effect” that occurs when the medication wears off, resulting in the return of ADHD symptoms and which may also occur in an amplified form. In children especially, this often triggers increased irritability and/or aggressive behavior and the rebound in children and adults may be exacerbated by multiple drug administrations, often used to obtain the desired duration of effect or to address drug tolerance. Additionally, studies have highlighted that primary limitations of CII stimulants are intolerable adverse effects that interfere with patient adherence rates and sub-optimal efficacy with the onset of drug tolerance.

According to the 2002 practice parameter for the use of stimulant medications from the American Academy of Child & Adolescent Psychiatry, approximately 30% of patients do not respond adequately to or have dose-limiting adverse effects with CII stimulants. Additionally, certain patients, or parents of patients, prefer not to use CII stimulants due to their stigma and known abuse potential. There are a few non-stimulant treatments available, such as atomoxetine (Strattera®), clonidine (Kapvay®), and guanfacine (Intuniv®), that were developed to address this need; however, their efficacy is sub-optimal to stimulants and while unscheduled, their overall safety profile does not necessarily provide an improvement to CII stimulants.

Strattera, a norepinephrine reuptake inhibitor, was the first non-stimulant treatment option for ADHD and while its initial launch started strong, underscoring the demand for an alternative to CII stimulants, sales steadily declined as patients and physicians found it to not be nearly as effective as CII stimulants. It is now considered a second-line treatment and is typically used as an alternative to CII stimulants for patients who have a substance abuse problem, a family member(s) with a substance abuse problem, tics, or intolerable side effects with CII stimulants. Strattera carries a Black Box warning for increased risk of suicidal thoughts in children and adolescents and additional warning statements for liver damage. Moreover, Strattera takes four weeks to reach initial onset of action and six to ten weeks to achieve full clinical effectiveness, related both to the prolonged titration needed and the delay in the onset of action of the compound. Today Strattera (branded and generic version) has about 3.6% market share, despite initially climbing to nearly 20% following launch on the basis of being an alternative to CII stimulants.

Clonidine and Guanfacine are also non-stimulants that are alpha-2 adrenergic receptor agonists and were both initially approved for managing blood pressure. They have been approved for use in children and adolescents, generally in conjunction with CII stimulants as an add-on therapy. While they are used in children and adolescents, there is little study of their efficacy and safety in adults. As a monotherapy, they are usually reserved for children and adolescents who respond poorly after several trials of stimulants and Strattera, have unacceptable side effects with stimulants or Strattera, or have significant comorbid conditions limiting the treatment options to these products. These two drugs have not had significant commercial success, with a combined peak market share of about 5%.

Our Solution: Nolazol — Next-Generation ADHD Therapeutic

We believe a large market opportunity exists for a non-CII stimulant, such as Nolazol, that uses mazindol controlled release as its active ingredient; mazindol has been classified as a CIV stimulant, due to its low risk of abuse and tolerance.

Given its unique binding profile (specifically, as a partial OX2R agonist), in addition to its classification as a CIV stimulant, we believe Nolazol could be transformative for the ADHD treatment landscape. Nolazol is a triple monoamine reuptake inhibitor and also a partial agonist of the OX2R, which we believe is an important, unique and differentiating factor relative to other ADHD treatments. In our clinical studies conducted to date, Nolazol has been well-tolerated and there were no treatment-related serious adverse effects or discontinuations. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when mazindol, its active ingredient, was scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, based on the current DEA classification of mazindol as a CIV stimulant, we expect that Nolazol will continue to be without a Black Box warning in the U.S., which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

Annex F-58

Our Phase 2 trial showed significant improvement in ADHD symptoms, met all primary and secondary study endpoints and was well-tolerated and with no clinically significant adverse effects over placebo. In light of its innovative mechanism of action and low potential for abuse, we believe Nolazol, if approved for marketing, could represent a highly differentiated alternative to the CII treatments in use today to treat ADHD.

Nolazol Clinical Trial Results

Phase 2 Clinical Trial

We completed a Phase 2 clinical trial in 2017 in the United States, in which Nolazol was well-tolerated and demonstrated statistically significant improvement over placebo. The clinical trial met the primary and all secondary endpoints and had a robust effect on ADHD symptoms with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores. We believe that the magnitude of this effect is comparable to currently leading CII stimulants and considerably larger than the available non-stimulant treatment options.

The table below summarizes the results of our Phase 2 clinical trial in adults in terms of adverse events.

Mazindol CR Well - Tolerated in Phase 2 Study

Connecting Brains

Primary System Organ Class/Preferred Term	Mazindol CR (N=42) N(%)		Placebo (N=42) N(%)	
Subjects with any TEAEs	**31**	**72.1%**	**21**	**50.0%**
Gastrointestinal disorders	**19**	**44.2**	**7**	**16.7**
Constipation	3	7.0	0	0
Dry mouth	10	22.3	2	4.8
Nausea	5	11.6	0	0
General disorders	**6**	**14.0**	**2**	**4.8**
Fatigue	5	11.6	1	2.4
Infections and infestations	**8**	**18.6**	**7**	**16.7**
Upper respiratory tract infection	4	9.3	3	7.1
Laboratory/cardiovascular Investigations	**6**	**14.0**	**2**	**4.8**
Heart rate increased	5	11.6	0	0
Metabolism and nutrition disorders	**4**	**9.3**	**5**	**11.9**
Decreased appetite	4	9.3	3	7.1
Nervous system disorders	**10**	**22.3**	**7**	**16.7**
Headache	6	14.0	5	11.9
Somnolence	3	7.0	1	2.4
Psychiatric disorders	**7**	**16.3**	**6**	**14.3**
Middle insomnia	3	7.0	0	0
Skin and subcutaneous tissue disorders	**3**	**7.0**	**2**	**4.8**

No treatment-related SAEs, withdrawals, no clinically significant AEs

Treatment-emergent adverse events occurring a 5% of subjects in either treatment group during double-blind phase (safety population)

Our Phase 2 clinical trial evaluated the efficacy, safety and tolerability of Nolazol in a randomized, double-blind, placebo-controlled, multi-center, parallel trial in 85 adults with a diagnosis of ADHD. Subjects were administered Nolazol or matching placebo once a day for six weeks, dosed flexibly (between 1mg/day and 3mg/day) during a three-week double-blind optimization period, followed by a three-week double-blind fixed dosing period.

Efficacy Results

The primary efficacy endpoint was the change from baseline in the total ADHD-RS score at Week 6, as compared to placebo, and measured by the clinician-administered ADHD Rating Scale with DSM-5 symptoms, or the ADHD-RS-5. ADHD-RS-5 is a standardized, “gold standard endpoint” validated test for measuring severity of ADHD symptoms and assessing response to treatment. The scale is based on the ADHD diagnostic criteria as defined in the DSM-5.

The primary endpoint was met, showing statistically significant improvement versus placebo, in favor of Nolazol. The LS scores from baseline were -18.9 for Nolazol and -5.7 for placebo, with a LS mean difference between Nolazol and placebo of -13.2 (95% CI, -18.7, -7.6). The results were found to be consistent across all sensitivity analyses, establishing that the large placebo-adjusted effect size of 1.09 was not biased by any of the statistical methods used.

Annex F-59

In addition, Nolazol provided a significant reduction in ADHD-RS-5 scores starting as early as Week 1, which was also observed throughout the full treatment period. After six weeks of treatment, patients treated with Nolazol demonstrated more than three times the improvement in the ADHD-RS-5 total score symptoms as compared to placebo treated patients. The figures below summarize the results of the primary endpoint observed in our Phase 2 trial.

Significant Improvement in ADHD Symptoms with Nolazol Treatment
Improvement
LS Mean Change from Baseline
0
-5
-10
-15
-20
*
***
***
***
***
***
Nolazol
placebo
Baseline
1
2
3
4
5
6
Weeks

Annex F-60

A p-value is a conventional statistical method for measuring the statistical significance of experimental results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than 5% likelihood that the observed results occurred by chance. In the figure above and all subsequent figures where p-values are included, a p-value of less than 0.05 is represented by “*.” P-values of less than 0.01 or less than 0.001 are represented by “**” or “***” respectively, and are considered to have higher statistical significance.

Secondary efficacy endpoints included patient response to treatment, as measured by the reduction of the ADHD-RS-5 score by at least 30% and by at least 50% from baseline, and as measured by the Clinical Global Impressions-Improvement, or CGI-I. The CGI-I is a standardized and validated assessment used by the clinician to rate the severity of a patient’s illness and improvement over time. There was a significant improvement in ADHD-RS-DSM5 scores by Week 6 for Nolazol compared with the placebo. At Week 6, 70% of the Nolazol-treated patients, compared with 21% of the placebo-treated patients, had at least a 30% reduction in their ADHD-RS-5 score (p < 0.001), and 55% of the Nolazol-treated patients, compared with 15.8% of the placebo-treated patients, had at least a 50% reduction in their ADHD-RS-5 score (p = 0.002). There were significantly more “responders,” defined as a ≥ 30% reduction from baseline in ADHD-RS-5 scores, present in those receiving Nolazol compared with placebo at the first assessment point Week 1, and at each subsequent assessment. Furthermore, there were significantly more “excellent” responders, defined as a ≥ 50% reduction from baseline in ADHD-RS-5 score, compared with placebo present by Week 2 and at each subsequent assessment point. The excellent response by Week 2 was also evident in the CGI-I analysis, which indicated significantly more CGI-I responders on Nolazol compared with placebo on Week 2 and at each subsequent visit (p ≤ 0.003). The sensitivity analyses resulted in a similar magnitude of difference between Nolazol and placebo for all responder definitions. The figure below summarizes the patient responder results.

Safety and Tolerability

Nolazol was well-tolerated and there were no deaths or serious adverse events reported and no discontinuations in the Nolazol treated group due to adverse events or lack of efficacy. Adverse events reported were mild to moderate and the more prevalent reported events in the Nolazol treated group, as compared to placebo, included constipation, dry mouth, nausea, fatigue, somnolence, middle insomnia and heart rate increased. Relative to placebo, on Week 6, the Nolazol treated group had a minimal increase in diastolic and systolic blood pressure, a small increase in heart rate, and no significant changes in electrocardiography, or ECG, parameters. There were no remarkable findings on physical examination, hematology, serum chemistry, or urinalysis values from baseline to Week 6 between Nolazol and placebo groups. Mean weight loss of the Nolazol group was 1.73 kg, compared to a mean weight increase for the placebo group of 1.07 kg.

Phase 1 Clinical Trial

We completed a Phase 1 randomized, open-label, cross-over clinical trial in the United States in 2016, which characterized the pharmacokinetics and evaluated the safety and tolerability of Nolazol following a single dose in the fasted and fed state in normal healthy adult subjects. Subjects received a single, fixed dose of Nolazol under fasted

Annex F-61

conditions in one dosing period and the same single, fixed dose 30 minutes prior to a high-fat breakfast in another dosing period. Nolazol demonstrated a predictable, dose-dependent, and linear pharmacokinetics profile. This study is intended to serve as the basis of our Phase 3 clinical trials, if any, by providing a preliminary understanding of the concentration-time profile of Nolazol under the fed and fasted conditions.

Food administered 30 minutes after administration of Nolazol resulted in similar exposure and a slightly lower peak concentration compared to administration in the fasted state, while the time to reach the peak concentration was similar in the fasted and fed states. These results suggest that our Phase 3 trials will not need to include dosing restrictions in terms of meal timing relative to dose administration, which is an important feature for increased compliance in ADHD patients. A definitive food-effect study with the final formulation of Nolazol will be conducted during the Phase 3 program. The figure below shows the pharmacokinetic curve of Nolazol under the fed and fasted conditions utilized in this clinical trial.

Nolazol was well-tolerated and there were no deaths, serious adverse events or withdrawals due to adverse events. Adverse events were reported in 30% of the Nolazol-treated subjects and included dizziness and somnolence and there were no clinically significant changes in laboratory values, ECG, blood pressure, or heart rate.

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of our founders and Chief Scientific Officer, and others while at AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 – 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to a viable long-acting treatment option, assuming it is shown to be safe, as determined by applicable regulatory agencies. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

Annex F-62

Change in ADHD-RS-IV Score
ADHD-RS-IV Total Score
60
50
40
30
20
10
0
***
***
Baseline
Day 7
Follow-up

Mazindol was well tolerated in children with ADHD. Adverse events included decreased appetite, headache and abdominal pain and there were no clinically significant changes in laboratory values, ECG, blood pressure, heart rate, or body weight. This clinical trial provided proof-of concept data, potential benefit, and supported the advancement into a more expansive Phase 2 trial.

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in our initial Phase 2 trial, we may plan to further the development of Nolazol as a follow-on or back-up candidate to support filing for marketing and commercialization approval initially in adults in the United States, followed by children and adolescents.

Our first Phase 3 clinical trial may aim to evaluate doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint being the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in our Phase 2 trial. Our second Phase 3 clinical trial may target to evaluate doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Annex F-63

Our Research Pipeline

In addition to our product candidates, Quilience and Nolazol, we have early and mid-stage compounds that we may seek to further develop in the future. We may seek to develop these other compounds, comprising of NCEs, as well as repurposed compounds, in order to build a pipeline of product candidates at various stages of development that further complement our rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, we intend to continue to invest in our discovery research and development programs, with the goal of adding what we believe to be promising new compounds and indications to our product candidate development pipeline.

NLS-4

NLS-4 is a next-generation selective dopamine reuptake inhibitor. We believe that NLS-4 is the only wake-promoting compound without any rebound hypersomnia. This “hypnolytic effect” of NLS-4 is thought to be due to the compound’s ability to prevent increased sleep need following sleep loss as supported by the recently published pre-clinical results. With the promising results from the cutting-edge preclinical fatigue study in animals, and the apparent absence of CYP450 enzyme induction, NLS-4 appears to have a superior profile compared to the widely used drug modafinil, and potentially represents an important milestone in the development of this next generation wake-promoting agent.

On June 1, 2023, we presented final results from a preclinical study for NLS-4 at annual meeting of the American Society of Clinical Psychopharmacology (ASCP) in Miami. The aim of the study was to examine the effectiveness of NLS-4 in comparison with modafinil. NLS-4 is designed to be a more potent next generation modafinil that does not induce the hepatic toxicity associated with long-term modafinil use. In the study’s Long-COVID animal model, NLS-4 improved circadian rhythm dysregulation and CFS in subject animals. Based on the results, we believe that NLS-4 should improve recovery from CFS in humans at a dose that is four times lower than that used for modafinil.

Based on the results, we believe that NLS-4 offers promise to become a foundational treatment for the chronic fatigue associated with the symptoms of Long-COVID (also known as Myalgic encephalomyelitis/chronic fatigue syndrome, or ME/CFS). We intend to advance the clinical development of NLS-4, as the unmet medical need for improved fatigue treatments is growing with more patients surviving infection with COVID-19 and its variants.

ME/CFS is a debilitating chronic disease with a worldwide prevalence of 0.3-0.8% in the human population. Profound mental and physical fatigue and cognitive impairment are amongst the key symptoms of ME/CFS. ME/CFS is classified by the World Health Organization as a neurological disease. In a recent study published in the journal, Clinical Infectious Diseases, a team of researchers examined the risk factors and prevalence and impact of Long-COVID, among a representative sample of adults in the U.S. and reported that close to 19 million U.S. adults suffer from Long-COVID. According to a 2023 study by Nature Reviews Microbiology, at least 65 million individuals worldwide are estimated to have Long-COVID, with cases increasing daily.

Additional Pre-Clinical Compounds

NLS-3

NLS-3 (Levophacetoperane SR) is a repurposed reverse ester of methylphenidate, a well-documented psychostimulant marketed for treatment of ADHD since the end of the 1950s. Animal experiments and tox studies have demonstrated a very satisfactory safety benefit and more recently, using the behavioral sensitization test in C57BL/6 mice, it has been reported that NLS-3 (3 mg/kg) vs methylphenidate (6 mg/kg) or d-amphetamine (2 mg/kg) was not potentially addictive on this contextual sensitization and cross-sensitization to d-amphetamine test pointing-out this stimulant as less addictive than marketed Scheduled II drugs in ADHD.

NLS-8

NLS-8 (Melafenoxate) is a melatonin ML1A receptor agonist, improved scopolamine-induced amnesia. In a preclinical study to test the effects of NLS-8 on memory in a model of Alzheimer’s Disease, the scopolamine-induced amnesia in the novel object recognition test in mice. C57BL/6 male mice, 6 groups (N=16 mice/group), were subjected to two 12-min trials, 90-min apart, in the NOR test: a sample (acquisition) trial during which they were exposed to two identical objects, and a choice (retention) trial during which they were exposed to two different objects presented,

Annex F-64

the familiar object (presented at the sample trial), and the novel object. They received 30 min before the sample trial i.p. injections of vehicle (control group), of scopolamine, of scopolamine + donepezil (1 mg/kg) or of scopolamine + NLS-8 (50, 100 or 150 mg/kg). Scopolamine was injected at 1.2 mg/kg. The results of this pre-clinical study showed that NLS-8 improved amnesia induced by scopolamine suggesting that NLS-8 may improve memory and reduce cognitive symptoms of AD. These effects were significant at doses of 50 and 150 mg/kg and was close to significant at the dose of 100 mg/kg.

NLS-11

NLS-11 (Benedin) (formerly SCH-5472) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M1, M2, M3 receptor antagonist. In a preclinical study, 57BL/6 male mice, 8 groups (N = 16 mice/group), were subjected to the effect of NLS-11 (0.1, 0.5, 1 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). The results of the study showed NLS-11 improved the recognition of the familiar object, i.e. improved memory and suggest that NLS-11 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil. At doses tested, NLS-11 did not reduce exploratory behavior, contrary to donepezil, suggesting that NLS-11 may induce less side effect than donepezil.

NLS-12

NLS-12 (Oxafuramine) is a norepinephrine and dopamine reuptake inhibitor and muscarinic M4 receptor antagonist, improved long-term episodic memory in mice. Donepezil was used as positive control drug. A preclinical study was conducted to observe the effects of NLS-12 on the memory in the novel object recognition test in mice. The dose-ranging study using C57BL/6 male mice: 8 groups (N = 16 mice/group) were subjected to the effect of NLS-12 (1, 4, 8 mg/kg) and compared to those of vehicle and of donepezil (2 mg/kg). Long-term episodic memory was tested in the NOR test, using a 3-days interval between the acquisition session (called sample trial) and the retention session (called choice trial). NLS-12 dose-dependently improved the recognition of the familiar object, i.e. improved memory. This effect was significant at 8 mg/kg and was not significantly different to that of donepezil. The recognition of the familiar object was not modified by NLS-12 (1 mg/kg) and was improved in a non-significant manner by NLS-12 (4 mg/kg). The results of this pre-clinical study suggest that NLS-12 induced a long-term memory improvement which was significant and of the same extent to that induced by donepezil.

Aexon CNS Platform

Aexon conducts research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Eric Konofal, MD, PhD, who works under a part-time consulting agreement for us as our Chief Scientific Officer, is the president and founder of Aexon, and owns 59% of Aexon Labs. Alexander Zwyer, our Chief Executive Officer, owns 35% of Aexon Labs. Mr. Zwyer holds no board or executive position at Aexon.

On March 20, 2024, we announced that we entered into an exclusive worldwide license agreement with Aexon Labs, Inc., a privately held U.S. company, under which we acquired full global development and commercialization rights to Aexon’s Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This license agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. NLSP has plans to initiate proof-of-concept preclinical development in the second half of 2024, subject to sufficient funding.

The possibility to acquire this novel and unique platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke,

Annex F-65

drug addiction and Alzheimer’s disease. These new compounds, in addition to our current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

In addition, we initiated a comprehensive exploration of new opportunities that align with our core values and strengths, with the goal of diversifying our revenue streams, mitigating risks and creating lasting value for our stakeholders. As part of this process, the Company is considering a wide range of options with a focus on maximizing shareholder value, including strategic partnerships, out licensing assets of the Company, and other future strategic actions. Several strategic partnerships discussions are currently under way and in advanced stages of negotiations. As always, we continue to approach the sleep medicine market from a holistic perspective. According to Global Narcolepsy Drugs Market (By Therapeutic Type, Disease Type, End User, Regional Analysis), Pipeline Analysis, Key Company Profiles and Recent Developments — Forecast to 2030” the global sleep medicine market is estimated to increase to more than $100 billion by 2030, with narcolepsy accounting for over $6 billion by 2030.

License Agreements

Pegasus Advanced Research SAS License Agreement

In February 2015, Pegasus Advanced Research, then named NeuroLife-Sciences SAS, or Pegasus, a company owned by certain of our founders, who are also shareholders, including Eric Konofal, Eric-Jean Desbois, Bruno Figadere and our Chief Executive Officer, Alexander Zwyer, or the Pegasus Founders, entered into a license agreement with AP-HP, or the AP-HP License Agreement, to obtain a worldwide, sub-licensable license, covering four different compounds, which included the use of mazindol for the treatment of ADHD, or the Licensed Compounds. As part of the AP-HP License Agreement, Pegasus was given an option to purchase the Licensed Compounds. In February 2016, after the AP-HP License Agreement was assigned and transferred to NLS-1, pursuant to an Assignment and Transfer Agreement, or the ATA, NLS-1 purchased the Licensed Compounds from AP-HP for an aggregate consideration of approximately 2.65 million euros, including reimbursement of certain expenses. On April 1, 2017 and September 20, 2019, the parties entered into subsequent amendments of the ATA, or the First Amendment to the ATA and the Second Amendment to the ATA, respectively. Under the Second Amendment to the ATA, NLS agreed to pay Pegasus a royalty of 1.8% of annual net sales (including sublicensee sales) realized upon the commercialization of products developed on the basis of the Licensed Compounds during the terms of their respective patents; provided, however, that under certain circumstances, the rate of the royalty payment will decrease. For instance, if a competing generic product using mazindol for the treatment of ADHD were to become available during the term of the patents covering the Licensed Compounds, there would be no royalties paid to Pegasus.

Exclusive License Agreement with Eurofarma

In February 2019, we entered into the EF License Agreement, which provides Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to our patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances.

Pursuant to the terms of the EF License Agreement, we are responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma shall be responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma shall inform us of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data. Although pursuant to the EF License Agreement we will undertake the efforts to generate the Supplemental U.S. Data, the parties have agreed to share the costs associated with generating such data. Eurofarma will be responsible for seeking and covering the costs relating to obtaining the required regulatory approvals in Latin America and, once approved on a country-by-country basis, for commercializing Nolazol in Latin America. Furthermore, the marketing approvals obtained in Latin America, if any, shall be owned by Eurofarma until the end of the term of the EF License Agreement.

Annex F-66

Upon the execution of the EF License Agreement, Eurofarma paid us $2.5 million. In accordance with the EF License Agreement, we are eligible to receive milestone payments as well as royalties from Eurofarma, which consist of the following:

Clinical Milestones

Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in adults in the United States	$500,000
Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in children in the United States	$500,000

Regulatory Milestones

Upon price approval of the licensed product in Brazil by the relevant agency	$1,000,000
Upon receipt of marketing approval by the relevant agency of the licensed product in any other country in Latin America	$1,000,000

Sales Milestones (single payments)

Upon reaching annual net sales of $10 million	$1,000,000
Upon reaching annual net sales of $50 million	$2,000,000
Upon reaching annual net sales of $75 million	$4,000,000
Upon reaching annual net sales of $100 million	$6,000,000

Royalties

Annual net sales in Latin America	Royalties in percent of Net Sales
Under $10 million	7%
$10 million to less than $20 million	8%
$20 million to less than $30 million	9%
$30 million and above	10%

License Agreement with Novartis

On March 10, 2021, we entered into a License Agreement with Novartis Pharma AG or Novartis, whereby we obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original NDA for Sanorex® (mazindol) submitted to the FDA in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, we have obtained the same rights on a non-exclusive basis in all territories outside of the U.S, except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, we agreed to pay Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA and subject to the FDA’s review and feedback on the preclinical data from Novartis, with the amount to be reduced to $375,000 in case certain toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon our product candidate reaching $250 million in cumulative sales.

Intellectual Property

We have developed a robust patent portfolio in the United States, Europe, and other major countries (e.g., Canada, Australia, China, Japan, and Latin America countries). Our patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect our proprietary controlled release formulation (Notice of Allowance recently received for Europe and Canada) for treatment of ADHD and narcolepsy. One of our patents in

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the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Additionally, we received patent approval in Hong Kong covering the use of mazindol for the treatment of ADHD. This patent is expected to expire no earlier than 2037. We have successfully launched NPP and secured additional patent grants, that coupled with successfully entering into other expedited development programs, could allow Quilience to reach the market and patients sooner. This further supports our global strategy with key patents granted the following major markets: Hong Kong, Japan, South Korea, the U.S., Europe & Canada.

The following table provides a description of our key patents and patent applications and is not intended to represent an assessment of claims, limitations or scope of those patents listed. In some cases, a jurisdiction is listed as both pending and granted for a single patent family. This is due to pending continuation or divisional applications of the granted case.

Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Mazindol combination in the treatment of ADHD PCT/EP2007/053512	United States China

France
United States
Europe
(AT, BE, BG, CH, DE, DK, ES, FI, FR, GB, GR, IS, IT, NL, PL, PT, RO, SE) Europe (divisional)
(AT, BE, CH, DE, ES, FR, GB, IT, NL, PL, SE)
Canada
Australia
Israel
New Zealand
Morocco

			April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)	Method of use, composition (EP)

Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881		France United States Europe (BE, CH, DE, ES, FR, GB, IT, NL) Canada Israel	January 20, 2032	Method of use (United States), compound (ex-U.S.)

Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States	France United States Europe (AT, BE, CH, DE, DK, ES, FI, FR, GB, GR, IE, IT, NL, PT, TR) Japan China Israel Canada	November 29, 2032	Method of use

A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and IH	United States Europe Australia Brazil China Israel Japan New Zealand Hong Kong	United States Europe (AT, BE, CH, DE, ES, FR, GB, IE, IT, LU, MC, NL, PT, PL, SE) Canada South Korea Mexico Japan	March 8, 2037 (July 16, 2037 for a U.S. patent receiving patent term adjustment of 130 days)	Formulation

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Patent Name and Application Number	Pending Jurisdictions	Granted/Allowed Jurisdictions	Expiry Date	Type
Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	United States Europe Canada Brazil China Japan South Korea Mexico		September 6, 2038	Method of use

Use of iron for treating attention deficit hyperactivity disorder in children PCT/FR2004/001351		United States Europe (CH, DE, ES, FR, GB, IT, SE) Canada	June 1, 2024 (December 8, 2029 for a U.S. patent receiving patent term adjustment of 2016 days)	Method of use

Oxafuramine, (1R)-N-ethyl-1-[(2R)-oxolan-2-yl]-2-phenylethanamine, hydrochloride and derivatives thereof for treating neurodegenerative diseases with Lewy Body Disease and/or Alzheimer’s Disease EP 21305945.4

	Europe	Not Applicable		Compound for use

Melafenoxate, 2-(1-adamantylamino)ethyl 2-(4-chlorophenoxy)acetate and derivatives thereof for treating circadian rhythm sleep disorders with or without neurodegenerative diseases EP 21305942.1	Europe	Not Applicable		Compound for use

Benedin, Piperidine, 2-benzhydryl-3-hydroxy-N-methyl-, hydrochloride and derivatives thereof for treating neurological diseases associated with sleep disorders, Central Disorders of Hypersomnolence preferably Kleine-Levin Syndrome EP 21305946.2

	Europe	Not Applicable		Compound for use

Lauflumide and derivatives thereof for treating chronic fatigue syndrome and myalgic encephalomyelitis/chronic fatigue syndrome (ME/CFS) EP 21305944.7	Europe	Not Applicable		Compound for use

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In addition to our patents and patent applications, we also rely on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect our product candidates. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. “Risk Factors — Risks Related to Our Intellectual Property.”

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies and intense competition. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, which may in the future develop products to treat those diseases that we currently or, in the future, seek to treat. Any product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have far greater marketing and research capabilities than us. All of these companies and institutions may have product candidates in development that are or may become superior to Quilience and Nolazol. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than either or both of Quilience or Nolazol. Public announcements regarding the development of competing drugs could adversely affect the commercial potential of either or both of Quilience and Nolazol.

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. There is no cure and many patients report that their medicines do not improve their complete range of symptoms. For the treatment of both EDS and cataplexy, we believe that currently our only competitors are Jazz Pharmaceuticals (Xyrem/Xywav®, sodium oxybate) and Harmony Biosciences (Wakix®, pitolisant). Although only indicated for EDS, our competitors also include Novartis (Ritalin®), Teva (Provigil®/Nuvigil®, Modafinil/Armodafinil, Axsome (Sunosi®, solriamfetol), Avadel (Lumryz®, once nightly sodium oxybate), as well as amphetamines, such as Adderall® and Dexedrine®. Other development stage compounds currently under development include TAK-861 (Takeda’s selective OXR2-agonist), AXS-12 (Axsome, reboxetine) and other early-stage OX2R agonist (Orexia, Alkermes, Jazz/Sumitomo, Harmony).

The below table highlights the limitations of certain drug products approved for use in the United States by the FDA for treatment of EDS or cataplexy.

Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
Amphetamines (Adderall, Dexedrine)	No	High: CII	• “Grandfathered” approval only (pre-1938 indication) for Immediate Release (IR)	• Tolerance and rebound hypersomnolence • Short-acting
Methylphenidate (Ritalin)	No	High: CII	• “Grandfathered” approval only (pre-1938 drug) for IR	• Tolerance and rebound hypersomnolence • Short-acting
Solriamfetol (Sunosi)	No	Low: CIV	• Efficacy for controlling cataplexy not available	• Risk for drug induced high-blood pressure that can go undetected

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Product	Cataplexy Approval	Risk of Abuse Diversion	Limitations
Modafinil /Armodafinil (Provigil/Nuvigil)	No	Low: CIV	• Potential for serious rash, including Stevens-Johnson syndrome • Cases of major fetal congenital malformations	• Substrate, inducer, and inhibitor of CYP450 isoenzymes, which significantly increases the risks for drug-drug interactions
Pitolisant (Wakix,)	Yes	Not determined	• Pitolisant may reduce efficacy of oral contraceptives, and so • alternative methods of contraception should be utilized	• Unclear efficacy; partially failed Phase 3 program • Data suggests it’s only effective in 1/3 of patients
Sodium oxybate (Xyrem/Xywav, Lumryz)	Yes	High: CIII, CI penalties for diversion

•   Very short acting; requiring two nighttime doses

•   Not effective against EDS, so used in combination with stimulants or modafinil

•   Because of the risks of depression, abuse, and misuse, Xyrem is available only through a restricted distribution program called the Xyrem REMS Program

•   Potential life-threatening adverse effects

•   Can take up to 3+ months for response

•   Known as the “date rape drug”

•   Xyrem is a CIII controlled substance as sodium salt of gamma hydroxybutyrate (GHB), a Schedule I controlled substance. Abuse or misuse of illicit GHB is associated with CNS adverse reactions (acting as a CNS depressant), including seizures, respiratory depression, decreased consciousness, coma, and death

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ADHD

We face competition from established pharmaceutical and biotechnology companies that currently market a range of CII stimulants to treat ADHD. Our primary competitors include Takeda Pharmaceutical Company Ltd. (Vyvanse®, Adderall® and Mydayis®), Neos Therapeutics Ltd. (Adzenys® XR-ODT and Contempla® XR-ODT), Eli Lilly & Co. (Strattera®), Novartis AG (Focalin®) and Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson (Concerta®). The below table provides a more in-depth breakdown of Nolazol against certain competing pharmaceutical products, based on the current scheduling of mazindol by the DEA.

Nolazol® (mazindol CR) is highly differentiated on major attributes vs. leading brands and recent launches

	Vyvanse®	Mydayis®	Adzenys XR-ODT®	Cotempla XR-ODT®	Concerta	Nolazol®	
Manufacturer	**Shire**	**Shire**	**Neos**	**Neos**	**J&J / Janssen**	**NLS-I Pharma**	
Generic Name	Lisdexamfetamine	Amphetamine	Amphetamine	Methylphenidate	Methylphenidate	**Mazindol**	only non-amphetamine or non-methylphenidate containing product
Novel MOA	No	No	No	No	No	**YES** (SDNRJ and Orexyn 2 partial agonist)	Dual Mechanism validated and novel targets
DEA Schedule	C-II	C-II	C-II	C-II	C-II	**C-IV***	Only C-IV stimulant (highly differentiated)
Effect Size	0.99[1]	0.91[2]	n/a (similar to other AMP)	n/a (similar to other MPH)	0.8[3]	**1.09** Phase II (adult)	At par or better than AMP, better than MPH
Risk of Abuse / Misuse / Diversion	Yes	Yes	Yes	Yes	Yes	**NO**	Major advantage, improved scheduling
Withdrawal / Tolerance	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	**NO**	None reported in clinical trails nor in decades of use in narcolepsy
Black Box Warning	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	Yes (Class Label)	**NO**	Increased MD and Parent comfort
Refills Available	No	No	No	No	No	**YES**	Higher convenience (MD & Parents)
Call-in Rx Available	No	No	No	No	No	**YES**	Higher convenience (MD & Parents)
Available Dosage (mg)	10, 20, 30, 40, 50, 60, 70	12.5, 25, 37.5, 50	3.1, 6.3, 9.4, 12.5, 15.7, 18.8	8.6, 17.3, 25.9, 34.6, 51.8	18, 27, 36, 54, 72	**1, 2, 3 mg (likely)**	Ease of use simple dosing

1. Adler LA, et al. J Clin Psychiatry. 2008;69(9):1364-1373. 2. Frick G, et al. J Atten Disord. 2017 Epub ahead of print. 3. https://www.medscape.com/viewarticle/576358#vp_2

* Based on current scheduling of Mazindol IR

Research and Development Strategy

Subject to obtaining sufficient funding, we aim to continue conducting research and development activities to expand the commercial potential of both Quilience and Nolazol, while continuing to examine the development of compounds that could serve as effective treatments for other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. Our research and development efforts are focused primarily in the following areas and serve as a basis for future development, if any, of a more diverse product pipeline, of which certain product candidate leads, such as NLS-4 are in preclinical development stages. As we navigate the competitive landscape of our industry, while focusing on development of our product candidates, we also intend to continually pursue out-licensing agreements and asset sale transactions that we believe will allow us to drive greater value for our shareholders. Key elements of our research and development strategy include the following:

•        Efficiently advance our lead product candidate, Quilience, and follow-on product candidate, Nolazol, through marketing approval.    We plan to first advance the development of Quilience, followed by the development of NLS-4 (follow on). If successful, we plan to initially file for marketing approval in the United States and potentially also in the EU for Quilience and subsequently develop NLS-4 (NCE) for post-COVID chronic fatigue syndrome for global markets.

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•        Find partners for out-licensing and asset sale agreements.    While we continue with our goal of progressing our product candidates, Quilience and Nolazol, on our own into further clinical development in order to initiate commercialization of such product candidates, we may seek to enter into transactions to sell or out-license Quilience, Nolazol or certain other product candidates or intellectual property that we develop. This strategy allows us to potentially create value for our shareholders ahead of our approval timelines.

•        Reduce clinical and regulatory risk, limit development costs, and accelerate time to market.    Our product candidates, Quilience and Nolazol, incorporate a known molecule in a proprietary CR and ER formulation. The former immediate release formulation of mazindol has a well-established safety record from its long history of clinical use across the United States and several countries in Europe and, as a result thereof, a well-characterized safety profile that has allowed us to rapidly begin conducting clinical development of Nolazol and to generate supportive phase 2 data in a study conducted in 85 patients with ADHD in the United States in May 2017 and complete a Phase 2 study in patients with narcolepsy in the United States. We believe that this strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway for both product candidates.

•        Develop products with differentiated pharmacological profiles.    We are developing product candidates with dual mechanisms of action. For example, Quilience and Nolazol utilize a dual mechanism of action, resulting in a unique pharmacological profile targeting multiple neuronal pathways that are widely thought to be disrupted and lead to the disorders targeted by our product candidates. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

•        Maximize the therapeutic potential of our existing targets and product candidates.    Given the central physiological roles played by the distinct targets of our lead and follow-on product candidates, we believe that there is significant potential for us to address multiple indications and our goal is to expand the therapeutic and commercial potential of our existing product candidates to additional indications. For example, we plan to explore the development of Quilience for the treatment of IH, another rare CNS disorder for which Quilience received orphan drug designation in the U.S. and in Europe.

•        Deploy our value-driven approach to broaden our sleep-related product portfolio.    Our team has extensive experience in CNS research and a strong record of publication in peer-reviewed journals and we plan to develop additional product candidates to treat indications with a high unmet medical need, and may seek to in-license from or collaborate with third parties to develop product candidates that we believe are highly differentiated, promising therapeutic candidates that address major unmet clinical needs. Our scientifically rigorous approach to evaluating new opportunities includes a robust asset evaluation of key factors, including the unmet medical need, biological rationale, safety profile, as determined by applicable regulatory agencies, feasibility of clinical development, potential for accelerated development path, regulatory approval, intellectual property position, competitive landscape and commercial potential.

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Manufacturing and Suppliers

We do not own or operate manufacturing or distribution facilities for the production of our product candidates and we currently rely, and expect to continue to rely, on third parties for the manufacturing, packaging, labelling and distribution of our product candidates for pre-clinical and clinical testing, as well as for future commercial manufacturing, if our product candidates receive marketing approval. We require all of our contract manufacturing organizations to conduct manufacturing activities in compliance with cGMP requirements and although we rely on manufacturers, we have engaged with consultants with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves.

In December 2019, we entered into an agreement with Cambrex High Point for the production of our drug substance, pursuant to which, upon completion of purchase orders, Cambrex High Point may manufacture mazindol for us. We obtain our supply of the finalized drug product from another third-party manufacturer, CoreRx with whom we signed an agreement in February 2021. We do not currently have any contracts binding us to use supply or production services provided for under such agreements. We expect to continue to rely on third-party manufacturers to produce sufficient quantities of our product candidates and their component raw materials for use in our internal research efforts and clinical trials and in relation to any future commercialization of our product candidates. Our third-party manufacturers are responsible for obtaining the raw materials necessary to manufacture our product candidates, which we believe are readily available from more than one source. Additional third-party manufacturers are and will be used to formulate, fill, label, package and distribute investigational drug products and eventually our products, if and when our product candidates receive approval. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. We believe that our current supplier and manufacturers have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time for such supply and production, and we may also elect to enter into agreements with additional or alternative parties in the future.

Commercialization, Sales and Marketing

Given our stage of development, we do not currently have an established internal sales, marketing or distribution infrastructure. If our product candidates are approved for marketing, we intend to commercialize our product candidates either alone or in partnership with others, where appropriate, to maximize the value of our product candidates. We expect to build our commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. We believe that this approach will allow us to effectively reach patients and physicians and to maximize the commercial potential of our product candidates.

In February 2019, we entered into the EF License Agreement with Eurofarma, a Brazilian pharmaceutical company with a presence in 20 Latin American countries, to develop and commercialize our product candidate, Nolazol, in Latin American countries. Eurofarma operates in the areas of medical prescription, over-the-counter, generic, hospital, bids, oncology, veterinary and services for third parties’ segments. In Brazil, their portfolio is composed of more than 330 brands, with around 1,000 presentations covering 28 medical specialties and 48 therapeutic classes. See “License Agreements — Exclusive License Agreement with Eurofarma” above for additional information.

C. Organizational Structure

We are a Swiss stock corporation organized under the laws of Switzerland. Our Swiss enterprise identification number is CHE-447.067.367. Our registered and principal executive offices are located at The Circle 6, Postfach, 8058 Zurich, Switzerland, our general telephone number is (41) 44 512 21 50 and our internet address is www.nlspharma.com.

In April 2021, we formed a wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation. We did not have any other subsidiaries as of December 31, 2023.

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D. Property, Plant and Equipment

Our principal executive office is located at The Circle 6, Postfach, 8058 Zurich, Switzerland, and consists of approximately 25 square meters (approximately 270 square feet) of shared office space under an indefinite term lease that may be terminated by either party with one-month prior notice.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business; provided, however, that we may require additional space and facilities as our business expands.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion and other parts of this annual report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this annual report.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex CNS disorders with unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary ER formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable Mazindol ER to provide potential therapeutic benefits in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Prior to our initial public offering in the United States, we primarily financed our operations through the proceeds from our private placements of debt and equity securities, an upfront payment from our collaboration partner and a Swiss Government COVID-19 loan that was repaid in full prior to our IPO. We have no products approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. As of December 31, 2023, we have an accumulated deficit of $70.4 million.

As of December 31, 2023, our cash and cash equivalents were $0.9 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies our obligation to advance development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. We believe that our participation in the joint steering committee is not of material significance to the licenses in the context of the EF

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License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement. The EF License Agreement also provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, we received a non-refundable, upfront payment, of $2,500,000 in 2019 and are further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, we are also eligible for tiered royalty payments.

Amounts expected to be recognized as revenues within the 12 months following the balance sheet date are classified as a current portion of deferred revenues in the balance sheets in our financial statements included elsewhere in this annual report. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenues, net of current portion. As of December 31, 2023, we have long-term deferred revenues of $2,500,000 which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Recent Financing Agreements

ATM Sales Agreement

On March 5, 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, or Virtu, as sales agent. Initially we were eligible to sell up to $3.9 million pursuant to the Sales Agreement. On April 13, 2022, we reduced the amount that may be sold pursuant to the Sales Agreement to $230,000. As of December 31, 2023, we sold an aggregate of 22,000 common shares for gross proceeds of approximately $32,000. Currently, we are unable to utilize our ATM Sales Agreement until we conduct a bring down diligence process with Virtue.

Under the Sales Agreement, common shares may be offered and sold pursuant to our shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the SEC on February 11, 2022. In addition, under the Sales Agreement, sales of our common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.

We will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and have agreed to provide Virtu with customary indemnification and contribution rights. We will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement. We have no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of our common shares upon notice and subject to other conditions.

Private Placements

Effective as of September 30, 2022, we entered into a securities purchase agreement for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) common warrants to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The common warrants were exercisable immediately and will have a term of 5 years. Mr. Hafner agreed to purchase 324,675 common shares in the offering and our Chief Medical Officer, Dr. George Apostol, agreed to purchase 1,298,701 common shares in the offering.

We also entered into an agreement, or the Placement Agent Agreement, with Laidlaw & Company (UK) Ltd. as sole placement agent, or the Laidlaw Placement Agent pursuant to which the Laidlaw Placement Agent agreed to serve as the placement agent for us in connection with the September 2022 Private Placement. We paid the Laidlaw Placement Agent a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the September 2022 Private Placement.

At the closing of the offering, Lenders with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, elected to convert into 2,516,429 common shares and the holders received the warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable

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six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the warrants issued in the September 2022 private placement. We obtained shareholder approval to increase our authorized share capital, which was required to permit the exercise of the warrants issued to the Lenders. In addition, a portion of the purchasers of the common warrants with the right to purchase up to 1,298,699 common shares agreed not to exercise their common warrants until such time as we had increased our authorized share capital. In October 2022, we conducted an extraordinary general meeting wherein our shareholders approved the increase in authorized share capital.

On December 6, 2022, we entered into a securities purchase agreement, or the December Purchase Agreement, with funds affiliated with BVF Partners L.P., or collectively, BVF, providing for the issuance in a private placement offering of (i) 5,747,126 common shares, par value CHF 0.02 per share, and (ii) pre-funded warrants to purchase 5,747,127 common shares, or the December Pre-Funded Warrants, at a purchase price of $0.87 per common share and $0.87 per December Pre-Funded Warrant, for aggregate gross proceeds of $10 million. The first closing of the offering, or the First Closing, occurred on December 13, 2022. The December Pre-Funded Warrants have an exercise price of CHF 0.02 per share.

In addition, we and BVF agreed that, until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA, or the Election Deadline, among other closing conditions, BVF shall have the right to purchase at a second closing, or the Second Closing, up to $20 million in units, or the Units, with each Unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive a warrant, or the Additional Warrants, to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the Second Closing, at a purchase price of $1.50 per Unit. The Additional Warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation. To date, BVF has not committed to the closing of the second tranche.

Pursuant to the December Purchase Agreement, we agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the First Closing until the earlier of (i) the 30-month anniversary of the Initial Closing Date or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares. In addition, we agreed to grant BVF the right to nominate one member to the Company’s board of directors and shall continue to recommend to our shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares. As of May 5, 2023, BVF has not nominated anyone to serve on the Company’s board of directors.

On April 27, 2023, we entered into an agreement with BVF to clarify the change of control provision in their December Pre-Funded Warrant.

On September 28, 2023, we entered into a short term loan agreement, or the Short Term Loan Agreement, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for an unsecured loan to the Company in the aggregate amount of CHF 500,000, or the Short Term Loan. Pursuant to the Short Term Loan Agreement, the Short Term Loan bears interest at a rate of 10% per annum and matures on November 30, 2023. On November 15, 2023, the Company, entered into a series of short term loan agreements, or the Bridge Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Bridge Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000.00), or the Bridge Loan. Pursuant to the Bridge Loan Agreements, the Bridge Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024 or a liquidity event with a strategic partner.

On March 18, 2024, we entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, and a series of addendums to the Bridge Loan Agreements with the Bridge Lenders, each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, we entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreements to June 30, 2025.

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On March 20, 2024, we entered into a securities purchase agreement, or the March Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares, at a purchase price of $0.25 per share. The offering closed on March 22, 2024. In addition, pursuant to the March Purchase Agreement, the investors received unregistered warrants, or the Common Warrants, to purchase up to an aggregate of 3,500,000 common shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The March Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the March Purchase Agreement, we agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or Common Share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. We have also agreed that from the date of the March Purchase Agreement until one year after the closing date of the offering, we shall not enter into an agreement to effect any issuance by us or any of our subsidiaries of common shares or Common Share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to us of $1,750,000. We intend to use the net proceeds from the offering for working capital and general corporate purposes.

A. Operating Results

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf and expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 2/3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

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Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in the Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2023, we had tax loss carryforwards totaling $40.9 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 7.7% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our audited financial statements included elsewhere herein. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

	For the Year Ended December 31,
	2023	2022
Research and development expenses	$5,908,288	$8,976,643
General and administrative expenses	5,898,775	6,505,721
Operating loss	(11,807,063)	(15,482,364)
Other income (expense), net	(219,812)	10,045
Interest expense	(119,920)	(95,211)
Interest on related party loans	(25,233)	(5,655)
Loss on extinguishment of convertible notes	—	(922,495)
Net loss	$(12,172,029)	$(16,495,680)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

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The following table summarizes our research and development expenses during the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022
Pre-clinical development	$270,233	$443,357
Clinical development	1,704,873	6,824,928
Clinical manufacturing costs	2,640,030	802,052
License fee with Novartis	—	—
License fee with Aexon	30,000
Subcontractors	1,228,804	888,661
Other	34,348	17,645
Total	$5,908,288	$8,976,643

Our research and development expenses totaled $5,908,288 for the year ended December 31, 2023, representing a decrease of $3,068,355, or 34.2%, compared to $8,976,643 for the year ended December 31, 2022. The increase in CMC expenses was attributable to the increase of clinical manufacturing costs for the production of drugs intended for Phase 3 clinical trials. The significant decrease in clinical and pre-clinical expenses in 2023 was attributable to the fact that there were no active clinical trials in 2023, as compared to the clinical trials we conducted in 2022.

General and Administrative Expenses

Our general and administrative expenses totaled $5,898,775 for the year ended December 31, 2023, representing a decrease of $606,946, or 9.3%, compared to $6,505,721 for the year ended December 31, 2022. The decrease was attributable to decreases in insurance costs related to directors and officers insurance coverage for members of our board of directors and senior management, accounting services, legal counsel costs and costs of filing and maintenance of our new and existing patents.

Operating Loss

As a result of the foregoing, our operating loss totaled $11,807,063 for the year ended December 31, 2023, representing a decrease of $3,675,301 or 23.7%, compared to $15,482,364 for the year ended December 31, 2022.

Other Income (Expense)

Other income (expense) consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other expense of $219,812 for the year ended December 31, 2023, representing an increase of $229,857, or 2,288.3%, compared to other income $10,045 for the year ended December 31, 2022. The change is due to movements in the exchange rates.

Interest Expense

Interest expense consists of interest on notes payable and interest and imputed interest expenses on the convertible notes payable and certain previously outstanding convertible loans. Interest expense was $119,920, including $0 of imputed interest, for the year ended December 31, 2023 representing an increase of $24,709, or 26%, compared to expense of $95,211, including $67,008 of imputed interest, for the year ended December 31, 2022. The increase was due to interest due to vendors on outstanding invoices.

Interest on Related Party Loans

Interest on related party loans was $25,233 for the year ended December 31, 2023, representing an increase of $19,578, or 346.2%, compared to $5,655 for the year ended December 31, 2022. The increase was due to a series of short-term loan agreements with certain existing shareholders of the Company during these time periods.

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Loss on Extinguishment of Convertible Notes

The loss on extinguishment of convertible notes for the year ended December 31, 2023 was not applicable due to the absence of any such transactions during that period. For the year ended December 31, 2022, a loss on extinguishment of convertible notes amounting to $922,495 occurred. This loss resulted from the extinguishment of short-term convertible notes with an aggregate principal and interest amount of $1,550,121 in exchange for 2,516,428 common shares with a fair value of $0.77 per share and an aggregate fair value of $1,937,650 and additional warrants with a fair value of $534,996.

Net Loss

As a result of the foregoing, our net loss totaled $12,172,029 for the year ended December 31, 2023, representing a decrease of $4,323,651, or 26.2%, compared to $16,495,680 for the year ended December 31, 2022.

For a comparison of the year ended December 31, 2022 to the year ended December 31, 2021, see our annual report on Form 20-F for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Overview

During the year December 31, 2023, we funded our operations with $1,633,746 unsecured loans to the Company with certain existing shareholders of the Company, in the aggregate amount of CHF 1,375,000.00 (approximately $1,633,746). As of December 31, 2023, we had $897,680 in cash and cash equivalents.

The table below summarizes our cash flows for the years ended December 31, 2023 and 2022:

	2023	2022
Net cash used in operating activities	$(9,684,466)	$(13,879,371)
Net cash used in investing activities	—	—
Net cash provided by financing activities	$1,633,746	$17,396,669
Effect of exchange rate changes on cash and cash equivalents	—	(100)
Net increase (decrease) in cash and cash equivalents	$(8,050,720)	$3,517,198

Operating Activities

Net cash used in operating activities was $9,684,466 during the year ended December 31, 2023 compared with net cash used in operating activities of $13,879,371 for the year ended December 31, 2022. The change in cash used in operating activities for the year ended December 31, 2023 was due to our reporting a net loss of $11,807,063 for the year ended December 31, 2023, compared with a net loss of $15,985,002 for the same period in 2022, driven by a $3,068,355 decrease in research and development costs for the year ended December 31, 2023.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Investing Activities

We had no net cash from or used in investing activities in 2023 or 2022.

Financing Activities

Net cash provided by financing activities of $1,633,746 for the year ended December 31, 2023, consisted of $1,633,746 of net proceeds from short-term loan agreements with certain existing shareholders of the Company.

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Net cash provided by financing activities of $17,396,669 for the year ended December 31, 2022, consisted of $16,547,137 of net proceeds from the issuance of common shares, pre-funded warrants and warrants, $1,530,000 in proceeds from the issuance of convertible notes payable $23,692 from the exercise of pre-funded warrants, offset in part by payments on the note payable of $704,160.

See “— Recent Financing Transactions” above for descriptions of our additional financing transactions in 2023 and 2022.

Current Outlook

During 2023, we financed our operations primarily through proceeds from sales of our common shares, warrants, the exercise of warrants and the issuance of convertible notes. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating as a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of December 31, 2023, our cash and cash equivalents were $0.9 million. We believe that our existing cash and cash equivalents will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of the financial statements included elsewhere in this annual report. This raises substantial doubt about our ability to continue as a going concern. Additionally, our operating plans may change as a result of many factors that may currently be unknown to us including:

•        the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

•        the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

•        any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

•        the costs and timing of obtaining regulatory approval for the Company’s product candidates;

•        the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•        the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

•        the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

•        the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a

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substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2023, approximately 26% of our expenses were denominated in CHF, 7% in EUR and 1% in GBP. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021, or the Option Plan. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The board of directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results — Operating Expenses — Research and Development Expenses, net” and “Item 5.A. Results of Operations — Comparison of the year ended December 31, 2023, to the year ended December 31, 2022- Research and Development Expenses, net.”

D. Trend information

We are not aware of any material recent trends besides those discussed elsewhere in this annual report.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions

Annex F-83

or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

As of December 31, 2023, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employees. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Judgment is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management and directors as of May 14, 2024:

Name	Age	Position	Initial Year of Appointment
Directors
Ronald Hafner(1)(3)	60	Chairman and Director	2015
Alexander Zwyer	55	Chief Executive Officer and Director	2015
Florence Allouche Aknin(3)	57	Director	2023
Claudio L. A. Bassetti(3)	65	Director	2023
Audrey Greenberg(2)(3)	51	Director	2023
Gian-Marco Rinaldi(1)(2)(3)	55	Director	2021
Elena Thyen-Pighin	52	Chief Financial Officer	2023
George Apostol	51	Chief Medical Officer and Global Head of Research and Development	2022
Eric Konofal	56	Chief Scientific Officer	2021

____________

(1)      Member of Compensation, Nomination & Governance Committee

(2)      Member of the Audit Committee

(3)      Independent Director (as defined under Nasdaq rules)

In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period.

Ronald Hafner, Chairman of the Board of Directors

Ronald Hafner has been a member of our board of directors and served as Chairman of the board of directors since August 2015. Mr. Hafner has been a partner at Deloitte Consulting AG since January 2016 and since 2018 he has served as the chairman of Magnetic Rock, a private investment company. From 2015 to 2016, Mr. Hafner served as an independent director of the Pingar Group Ltd., a private company developing artificial intelligence software solutions. Prior to serving in these capacities, Mr. Hafner served as the Chief Executive Officer of Infosys Consulting AG. Prior to Lodestone Management Consultants AG’s acquisition by Infosys Ltd. in 2012, Mr. Hafner was Chief Executive Officer and partner of Lodestone Management Consultants AG, where he was responsible for the company’s global operations since founding the business in 2005. Mr. Hafner has an M.B.A. and master’s degree in economics from the University of Basel/Switzerland.

Alexander Zwyer, Chief Executive Officer and Director

Alexander Zwyer has served as our Chief Executive Officer and as a Director since our incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a start-up in the high-end luxury food sector and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as Executive Vice President (chief operating officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Gian-Marco Rinaldi, Director

Gian-Marco Rinaldi has served as a Director since June 2021. Mr. Rinaldi has over 25 years of international business experience. Since 2009, Mr. Rinaldi worked at Equity Partner Finad AG, Multi Family Office as an Advisor on financial matters with focus on Private Equity. From 2007 and until 2009, Mr. Rinaldi served in various positions with Clariden Leu, as a Managing Director. From 1995 and until 2000, Mr. Rinaldi served as Manager distressed

Annex F-85

assets in Corporate Banking for UBS. Mr. Rinaldi speaks three languages fluently. Mr. Rinaldi holds a Master of Advanced Studies at University of Applied Sciences Nordwestschweiz, Switzerland and a Master in law at University of Zurich, Switzerland.

Claudio L. A. Bassetti, Director

Claudio L. A. Bassetti received his Doctor of Medicine degree from the University of Basel and trained in Bern and Lausanne, with research fellowships in experimental neurophysiology and Sleep Medicine. In 2000, he was appointed professor of Neurology at the University of Zurich and in 2009, founded the Neurocenter of Southern Switzerland. He is currently Chair of the Neurology Department, Inselspital, Bern University Hospital and Dean, Medical Faculty, University of Bern. He has served as president of the European Neurological Society, European Sleep Research Society, and European Academy of Neurology, among other prominent appointments. He has authored over 560 publications and speaks six languages. A global leader in sleep medicine, he has pioneered studies in sleep disorders and stroke, as well as made fundamental contributions to the etiology, pathophysiology and management of narcolepsy.

Florence Allouche Aknin, Director

Florence Allouche Aknin, a Doctor of Pharmacy and holding a Master’s in Business Administration, began her career as a biologist at AP-HP (Greater Paris Hospitals), managing the tech transfer office for 16 years and creating 75 start-ups. Dr. Allouche Aknin is an expert and mentor at the Paris incubators and has represented French technology internationally. She is a Professor of Pharmacy at the University Paris City and an elected member of the French National Academy of Pharmacy. She is also the President and Founder of Myrpharm Advisors, a start-up studio for the biopharmaceutical industry. In addition, in 2022, Dr. Allouch Aknin launched Sorbonne Venture, a €100M fund dedicated to health technology. She is also Chairwoman of the Board of Directors for PepKon, a French biotechnology company. Among her many awards, Dr. Allouche Aknin was elected “Woman of the Year 2017” by the French financial magazine La Tribune, Women’s trajectory Award 2018 by HEC Paris, and Mercure Entrepreneurs Award 2019 by HEC Paris.

Audrey Greenberg, Director

Audrey Greenberg is Co-founder of the Center for Breakthrough Medicines, where she currently serves as Chief Business Officer responsible for business development, corporate strategy, team attraction and engagement, and joint venture and investor relationships. Before launching CBM, she spent two decades working as a private equity executive, investment banker and public accountant. She has an MBA from the Wharton School and is a registered CPA. Audrey is recognized as one of the Top Trailblazers in Biotech with a strong track record of building life science companies through capital attraction, strategic relationships, novel technologies, and top-tier management teams. She has launched and scaled several startups now with multi-billion-dollar valuations. She has two decades of executive leadership expertise spanning across functions from Chief Financial Officer to Chief Strategy Officer to Chief Business Officer and is a renowned expert in Advanced Therapies, biomanufacturing, and building bioinnovation hubs. Audrey was recently recognized as one of the Most Influential Philadelphians, Philly Power 100, Woman of Influence, Titan 100, Healthcare Power Player, Power Woman, Life Science Revolutionary Trailblazer, and Young Industry All-star. Her companies have received awards including Deal of the Year (2x), Employer of the Year, Startup of the Year, DEI Initiative of the Year, Innovator of the Year, and the PRSA Ladle Award for Communications.

Elena Thyen-Pighin, Chief Financial Officer

Elena Thyen-Pighin holds extensive experience in leadership and management functions as both head of finance and human resources across a number of industries, including organizations similar to NLS. Based in Switzerland, Ms. Thyen-Pighin speaks 5 languages and has a strong and successful track record, most notably in accounting for both private and publicly listed enterprises. She earned a Bachelor of Science degree in Business and Administration from Eastern Switzerland University of Applied Sciences in St. Gallen (Switzerland).

Dr. George Apostol, Chief Medical Officer and Global Head of Research and Development

Dr. George Apostol was appointed the Chief Medical Officer and Global Head of Research and Development in September 2022. From 2020 to 2022, Dr. Apostol was the Executive Vice President, Head of Global Research and Development of Endo International plc where he led the transformation of the research and development, or

Annex F-86

R&D, organization from a generic-focused group into a dynamic specialty-pharmaceutical R&D organization. From 2020 to 2015, Dr. Apostol, was the Vice President of Global Development of Shire Inc. Dr. Apostol attended Carol Davila Medical School in Bucharest, Romania where he earned his M.D. degree, and the University of Minnesota, where he earned a Master of Science in Clinical Research. Following the end of his graduate studies, Dr. Apostol attended a post-doctorate drug development program at Eli Lilly & Co. in Indianapolis, Indiana. Subsequently, Dr. Apostol attained broad drug development expertise across early, middle and late phases while working in the global R&D as Global Head of R&D at Endo International plc from May 202 to January 2022; Vice President, Global Development at Shire from May 2015 to May 2020; Franchise Medical Head, Neuroscience-Europe from January 2014 to May 2015; Global Program Medical Director, Neuroscience from July 2009 to February 2014 during his tenure at Novartis; and Senior Medical Director, Global Pharmaceutical R&D from September 2005 to June 2009 at Abbott Laboratories.

Eric Konofal, Chief Scientific Officer

Eric Konofal, MD, Ph.D. was appointed as our Interim Chief Scientific Officer in February 2021. Dr. Konofal is an IP expert and co-founder of NLS Pharmaceutics Ltd. Dr. Konofal has been active for more than 27 years in the field of sleep research, including narcolepsy and hypersomnia, as a clinician, scientific researcher, and drug hunter. From 2006 to date, Dr. Konofal serves as a senior medical consultant for the Pediatric Sleep Disorders Center and the Child and Adolescent Psychiatry Department at Robert Debré Hospital (APHP). Dr. Konofal received his medical doctorate and Ph.D. from the University Pierre-Marie Curie, Paris/France.

Family Relationships

There are no family relationships among any of our senior management and our directors.

Arrangements for Election of Directors and Members of Senior Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our senior management or our directors were selected.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. For the year 2023, pursuant to Swiss law, we are required to provide the compensation report detailing the compensation (i) in a total amount and individual amount of our members of the board of directors (stating the name and function of the member concerned), (ii) in a total amount and the highest amount attributable to the senior management (stating the name and function of the member concerned) and (iii) name and function of senior management who received an additional amount (if any) to the general meeting of shareholders.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2023.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$1,631	$111	$272

In accordance with Swiss law, we are required to disclose the compensation granted to the board of directors and the senior management as follows: the total amount for the board of directors and the amount attributable to each member of the board of directors, stating the name and function of the member concerned, as well as the total amount

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for the senior management and the highest amount attributable to a member of the senior management, stating the name and function of the member concerned. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

All amounts reported in the table below reflect the cost to the Company, in thousands, for the year ended December 31, 2023.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits		Share Based Compensation
Ronald Hafner	$41		$3	$—
Alexander Zwyer	$863		$54	$—
Myoung-Ok Kwon(1)	$10		$1	$—
Stig Løkke Pedersen(1)	$10		$1	$—
Chad Hellmann(2)	$67		$—	$—
George Apostol	$350		$40	$—
Gian-Marco Rinaldi	$28		$2	$—
Audrey Greenberg	$15		$1	$136
Anthony Walsh(3)	$15		$1	$136
Elena Thyen-Pighin	$53		$8	$—
Eric Konofal	$179	$		$—

____________

(1)      Resigned as a member of the Company’s board of directors on May 22, 2023.

(2)      Resigned as Chief Financial Officer on May 1, 2023.

(3)      Resigned as a member of the Company’s board of directors on April 3, 2024.

Employment Agreements with Senior Management

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer, currently our only members of senior management. Our other members of the management team are not engaged as full-time employees as of December 31, 2023. We have entered into consulting or employment agreements with our other management and employees. All of these agreements contained provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors’ and officers’ liability insurance policy, which we obtained prior to the initial public offering. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation and governance committee, and, in certain circumstances, upon approval by our shareholders.

C. Board Practices

Board of Directors

On May 3, 2023, our board of directors resolved to consider increasing the size of the board of directors by two seats and seek U.S. based, industry experts as candidates to potentially serve as independent directors at our next annual general shareholders meeting.

Our board of directors is composed of six directors. Each director is elected for a one-year term. Messrs. Hafner, Rinaldi and Zwyer were reappointed at the annual shareholders’ meeting held on June 30, 2023. Audrey Greenberg and Anthony Walsh were elected to the board of directors at the annual shareholders’ meeting held on June 30, 2023. Claudio L.A. Bassetti and Florence Allouche Aknin joined the board of directors effective January 1, 2024. Mr. Walsh resigned from the board of directors on April 3, 2024.
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Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para.1 no. 2 of the Swiss Code of Obligations, or the CO, in two successive financial years shall have each gender represented by at least 30% on the board of directors and 20% on the senior management team. If a company fails to comply, it must be disclosed in a statutory compensation report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the senior management team from the business year 2031. The triggering thresholds are (i) a balance sheet total of CHF 20 million, (ii) sales revenue of CHF 40 million and (iii) an average of 250 full-time employees per year.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Florence Allouche Aknin, Claudio L. A. Bassetti, Audrey Greenberg, Ronald Hafner and Gian-Marco Rinaldi are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and senior management.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee, and the compensation, nomination and governance committee.

Audit Committee

Under Nasdaq rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We have complied with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1).

Our audit committee currently consists of Audrey Greenberg and Gian-Marco Rinaldi, each of whom meets the requirements for financial literacy under Nasdaq rules. Mr. Rinaldi serves as chairperson of the audit committee and our board of directors has determined that Mr. Rinaldi is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Listing Rules.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee has the responsibility to, among other things:

•        consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements with the senior management and the company’s external independent auditor and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements at the general shareholders’ meeting;

•        oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

•        determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

•        review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities, receive reports regarding irregularities and legal compliance, and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

•        review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with senior management.

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Compensation, Nomination and Governance Committee

The members of our compensation, nomination and governance committee are currently Ronald Hafner and Gian-Marco Rinaldi Diaz de la Cruz with Ronald Hafner serving as chairperson. The compensation, nomination and governance committee assists our board of directors in overseeing our cash compensation and equity award recommendations for our senior management along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our senior management. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. In accordance with Swiss Law, the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “— Differences between Swiss Laws and Nasdaq Requirements.”

The members of the compensation, nomination and governance committee are elected annually by the shareholders’ meeting for a period until the completion of the next annual shareholders’ meeting and are eligible for re-election. Each member of the compensation, nomination and governance committee is elected individually. If there are vacancies on the compensation, nomination and governance committee and the number of members falls below the minimum of two, the board of directors shall appoint the missing member from among its members for the remaining term of office.

D. Employees.

As of May 14, 2024, we have four senior management members, of which our Chief Executive Officer, Chief Medical Officer and Chief Financial Officer are full-time employees, while the other member of the senior management is a consultant.. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

All of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

E. Share Ownership.

Option Plan

On December 14, 2021, the board of directors, adopted the Share Option Plan Regulation 2021. The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The board of directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan. For more information, see “Item 7.A. Major Shareholders” below.

F. Action to Recover Erroneously Awarded Compensation.

Not applicable.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares as of May 14, 2024 by:

•        each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities.

•        each of our directors and senior management; and

•        all of our directors and senior management as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholder listed below does not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned(1)	Percentage Owned(1)
Holders of more than 5% of our voting securities:
Magnetic Rock Investment AG(2)	2,845,000	6.6%
BVF Partners L.P.(3)	11,494,252	26.5%
Felix Grisard(4)	3,242,889	7.5%
Ronald Hafner*	2,071,710	4.8%
YA II PN, Ltd.(5)	3,959,128	9.1%
Lind Global Fund II LP(6)	4,300,000	9.9%
Directors and senior management who are not 5% holders:
Alexander Zwyer*	1,598,133	3.7%
Eric Konofal	1,103,659	2.5%
Gian-Marco Rinaldi*	268,725	**
George Apostol	1,363,916	3.1%
Herve Girsault	25,000	**
All directors and senior management as a group (6 persons)	6,431,143	14.8%

____________

*        Indicates director of the Company.

**      Less than 1%.

(1)      Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. The percentages shown are based on 43,385,218, common shares issued and outstanding as of May 14, 2024.

(2)      Magnetic Rock Investment AG is a private company owned in equal part by each of its shareholders, Messrs. Bauer, Stein and Ödman. Ronald Hafner serves on the board of directors and is a 25% shareholder of Magnetic Rock Investment AG.

(3)      Includes pre-funded warrants to purchase up to 1,112,020 common shares and excludes additional pre-funded warrants to purchase up to 4,635,107 common shares which are subject to a beneficial ownership blocker. Based solely on the Form 13G filed on December 16, 2022, with respect to securities jointly held by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS LP and MSI BVF SPV LLC, each with a principal address of 44 Montgomery Street, 40th Floor, San Francisco, California 94104

(4)      Based solely on a Schedule 13G filed with the SEC on February 24, 2023.

(5)      Based solely on a Schedule 13G filed with the SEC on February 12, 2024.

(6)      Based solely on a Schedule 13G filed with the SEC on March 27, 2024.

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Significant Changes in Ownership by Major Shareholders

During the past three years, there have been decreases in their relative percentage of ownership of our major shareholders as a result of our initial public offering and other equity issuances and an addition of a major shareholder due to an investment made in the Company during 2023.

Record Holders

As of the date of this annual report, there was a total of 24 holders of record of our common shares, of which at least 6 have, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with our Chief Executive Officer and Chief Medical Officer. Our other members of management are not engaged as full-time employees as of December 31, 2023.

All employment agreements that we enter into contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our senior management will contain terms and conditions customary under Swiss law. In addition, our senior management are subject to our directors and officers insurance policy. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by the board of directors and compensation, nomination and governance committee, and, in certain circumstances, upon approval by our shareholders.

Alexander Zwyer Employment Agreement

On April 9, 2021, we entered into a new employment agreement with Mr. Zwyer, effective as of May 1, 2021, relating to his service as our Chief Executive Officer. Pursuant to his employment agreement, we have agreed to pay Mr. Zwyer a base annual salary of CHF 410,400, and a bonus payment, subject to the discretion of the board of directors. The employment agreement also provides that either party may terminate the employment agreement with 12 months’ prior notice, and that Mr. Zwyer will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

George Apostol Employment Agreement

On September 7, 2022, we entered into a new employment agreement with Mr. Apostol, effective as of September 7, 2022, relating to his service as our Chief Medical Officer and Global Head of Research and Development. Pursuant to his employment agreement, we have agreed to pay Mr. Apostol a base annual salary of CHF 340,000, and a bonus payment of up to CHF 68,000, subject to the discretion of the board of directors. The employment agreement also provides that either party may terminate the employment agreement with six months’ prior notice, and that Mr. Apostol will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses.

Eric Konofal Consulting Agreement

In February 2021, we entered into a consulting agreement with Mr. Eric Konofal, our current Chief Scientific Officer, pursuant to which we agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality

Annex F-92

provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. We entered into a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

Elena Thyen-Pighin Employment Agreement

On August 28, 2023, Ms. Elena Thyen-Pighin has been appointed as Chief Financial Officer, and Head of Finance and Human Resources effective September 1, 2023. Ms. Thyen-Pighin’s annual base compensation will be CHF 180,000 and as of January 1, 2024 as full-time employee the annual base compensation will be CHF 200,000. Ms. Thyen-Pighin was initially hired as the Registrant’s Head of Finance and Human Resources on May 20, 2023, with the intent to transition her to serve as permanent CFO.

Shareholders and Officer and Director Loans

See “Item 5. Operating and Financial Review and Prospects — Short Term Loans” for additional information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position, except as described below. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Cambrex Corporation

On December 1, 2023, we received a letter from Cambrex Corporation, stating that as of December 1, 2023, we had an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

Clinilabs, Inc.

On June 1, 2023, Clinilabs entered into a start-up agreement with us. On December 4, 2023, we received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from us for unpaid service fees.

CoreRX, Inc.

On December 11, 2023, we received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX. On December 11, 2023, we and CoreRX agreed to a structured payment plan in which we agreed to pay CoreRX a total amount of $1,007,700.50.

Dividends

We have never declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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Under Swiss law, we may only pay dividends if we have sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”), or if we have distributable reserves (“frei verfügbare Reserven”), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. Furthermore, the shareholders may resolve to pay an interim dividend (“Zwischendividende”) if we have sufficient distributable profits based on an interim account. The provisions applicable for dividends are also applicable for the interim dividends.

Under our amended and restated articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends.

B. Significant Changes.

No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Since January 30, 2021, our common shares and Warrants trade on Nasdaq under the symbols “NLSP” and NLSPW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares and Warrants trade on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report. The information called for by this Item is set forth in Exhibit 2(d) to this annual report and is incorporated by reference into this annual report.

Annex F-94

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report:

•        ATM Sales Agreement, dated March 4, 2022 by and between NLS Pharmaceutics Ltd. and Virtu Americas LLC. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and District 2 Capital Fund LP, Armistice Master Capital Fund Ltd., Ronald Hafner, and Lincoln Park Capital Fund LLC. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Short Term Note Agreement, dated August 19, 2022 by and between NLS Pharmaceutics Ltd. and Ronald Hafner, Michael Stein, Jürgen Bauer, Maria Nayvalt and Gian-Marco Rinaldi. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Securities Purchase Agreement, dated September 30, 2022 by and between NLS Pharmaceutics Ltd. and George Apostol, Ronald Hafner, Felix Grisard, Jurgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Securities Purchase Agreement, dated December 6, 2022 by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Short Term Loan Agreement, dated September 28, 2023 by and between NLS Pharmaceutics Ltd., and Ronald Hafner. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        Short Term Loan Agreements, dated November 15, 2023, by and between NLS Pharmaceutics Ltd., and certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt. See Item 5. “Operating and Financial Review and Prospects — Recent Financing Agreements” for more information about this document.

•        License Agreement, dated March 19, 2024, by and between NLS Pharmaceutics Ltd. and Aexon Labs, Inc., a Delaware corporation. See Item 4. “Business Overview — Additional Pre-Clinical Compounds” for more information about this document.

D. Exchange Controls

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E. Taxation.

Switzerland Tax Consideration

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business

Annex F-95

of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (“Nennwertrückzahlungen”) or reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss company, subject to taxation in the Canton of Zurich as from December 10, 2021 onwards (formerly, Canton of Nidwalden). The Company is taxed at a current effective income tax rate of approximately 18.9% (including direct federal as well as cantonal/communal taxes). In addition, an annual capital tax rate of approximately 0.16% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, Switzerland reformed certain elements of its corporate tax law which impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new federal regulations went into effect as of January 1, 2020. Regarding the implementation of certain measures on the cantonal level, a referendum was put up for a vote in the Canton of Nidwalden. Following a vote during the year ended December 31, 2020, the referendum passed and took effect in the Canton of Nidwalden. Transitional measures were implemented for companies that were previously under the abolished mixed company regime at cantonal/communal levels to prevent over-taxation on hidden reserves generated under said regime. NLS applied for the special tax rate solution that provides for a separate taxation over five years of the portion of the profit based on realization of hidden reserves and goodwill which were previously not taxed under the mixed company regime. After the company changed its registered office, the same transitional measure has been applied for and granted in the canton of Zurich.

Swiss Federal Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (“Verrechnungssteuer”) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contribution reserves (“Reserven aus Kapitaleinlagen”) are not subject to Swiss federal withholding tax.

The redemption of common shares in the Company may under certain circumstances (in particular, if the common shares in the Company are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss federal withholding tax purposes, with the consequence that the difference between the repurchase price and the nominal value of the shares (“Nennwertprinzip”) plus capital contribution reserves (“Reserven aus Kapitaleinlagen”) is subject to Swiss federal withholding tax.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

Annex F-96

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (“Nennwertrückzahlungen”) of the common shares or reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (“Teilbesteuerung”), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen’) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (“Teilbesteuerung”), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (“gewillkürtes Geschäftsvermögen”) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief (“Beteiligungsabzug”) in respect of dividends and distributions based upon a capital reduction (“Nennwertrückzahlungen”) and reserves paid out of capital contributions (“Reserven aus Kapitaleinlagen”) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the common shares (including stock dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the common shares.

Annex F-97

Wealth and Annual Capital Tax on Holding of Common Shares or Warrants

Swiss resident individuals and non-Swiss resident individuals holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the common shares and/or Warrants.

Capital Gains on Disposal of Common Shares or Warrants

Swiss resident individuals who sell or otherwise dispose of the common shares and/or Warrants realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the common shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable investment income (e.g., if the taxpayer is deemed to be a professional securities dealer).

Capital gains realized on the sale of the common shares and/or Warrants held by Swiss resident individuals, as well as non-Swiss resident individuals and corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (“Teilbesteuerung”) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares and/or Warrants in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (“Beteiligungsabzug”), if the common shares sold during the tax period represent at least 10% of the Company’s share capital or if the common shares sold give entitlement to at least 10% of the Company’s profits and reserves and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the acquisition costs of the participation (“Gestehungskosten”).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares and/or Warrants in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares and/or Warrants.

Gift and Inheritance Tax

Transfers of common shares and/or Warrants may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes.

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Swiss Issuance Stamp Duty

The Company is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (“Emissionsabgabe”) on any increase of the nominal share capital of the Company (including capital surplus) or any other equity contributions received by the Company (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a bank or other securities dealer in Switzerland as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information, which is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. Switzerland has concluded a multilateral agreement with the EU on the AEOI in tax matters, or the AEOI Agreement. This AEOI Agreement entered into force as of January 1, 2017 and applies to all 28 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further bi- or multilateral AEOI in tax matter agreements with other countries, which entered into force on January 1, 2018 or January 1, 2019 or will enter into force at a later date.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance, or SIF.

On February 27, 2019, the Federal Council (“Bundesrat”) initiated the consultation on the revision of the AEOI Act and AEOI Ordinance. The consultation proposal takes account of recommendations from the Global Forum on Transparency and Exchange of Information for Tax Purposes. They concern, among other things, certain due diligence and registration obligations, the maintenance of a document retention obligation for reporting Swiss financial institutions, as well as definitions thereunder. Some exceptions have also been removed or adapted. The amendments to the AEOI Act and AEOI Ordinance entered into force on January 1, 2021. Further revisions of the AEOI Act and the AEOI Ordinance concerning the Common Reporting Standard are expected in June 2024 and to be implemented in 2026. It is expected that he amendments include a revision of the Common Reporting Standard (CRS) for financial accounts and the addition of a new Crypto-Asset Reporting Framework (CARF).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of the Foreign Account Tax Compliance Act, or the FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal

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Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. It is uncertain at this point when a corresponding agreement will be available.

Implementation of the OECD Global Minimum Tax in Switzerland

In light of the OECD Base erosion and profit shifting initiative, Switzerland has introduced by means of an ordinance the OECD global minimum tax rate for large multinational enterprises. The people and cantons approved the necessary constitutional amendment in a popular vote on June 18, 2023. During its meeting on December 22, 2023, the Federal Council decided to implement the minimum tax rate with the introduction of a supplementary tax in Switzerland from January 1, 2024. Based on such ordinance large multinational enterprises with global turnover of at least EUR 750 million which are effectively taxed below 15% will be liable to a national top-up tax (“Schweizerische Ergänzungssteuer”), in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax (QDMTT) up to 15% minimum taxation.

Material U.S. Federal Income Tax Considerations for U.S. Holders

EACH PROSPECTIVE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR SWISS TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the common shares. For this purpose, a “U.S. Holder” is a holder of common shares or Warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our common shares or Warrants. This summary generally considers only U.S. Holders that will own our common shares or Warrants as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA), and the U.S./Switzerland Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our common shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does

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not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares or Warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our common shares or Warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, common shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our common shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired through the exercise of a Warrant includes the holding period of the Warrant. See “Passive Foreign Investment Companies,” for the impact of the exercise of a Warrant on taxation of a U.S. Holder if we are a PFIC.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on common shares (including the amount of any Swiss tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Switzerland/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our common shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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The amount of a distribution with respect to our common shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Swiss taxes withheld therefrom. Cash distributions paid by us in CHF will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such CHF for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the CHF into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such CHF arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Except as described below in “Passive Foreign Investment Companies,” ownership of the Warrants has no tax impact on U.S. Holders since holders of the Warrants do not receive distributions unless and until the Warrants are exercised and common shares are purchased. As described below, if we are a PFIC, ownership of the Warrants may impact the holding period of PFIC shares and impact elections under the PFIC tax rules.

Taxation of the Disposition of Common Shares and Warrants

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our common shares or the Warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares and Warrants in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares and Warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares and warrants of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•        75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•        At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not believe that we will be a PFIC for the current taxable year although we have not determined whether we will be a PFIC in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our common shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our common shares and Warrants at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the common shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares and warrants of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a

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step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

A U.S. Holder of our Warrants is taxed in a manner similar to a U.S. holder of common shares if the holder realizes gain on the sale of the Warrants. If the holder of the Warrants exercises the Warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the Warrants. The U.S. Warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the common shares while we are a PFIC, provided that we comply with specified reporting requirements. A U.S. Holder of our Warrants may not make a QEF election regarding our Warrants. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our common shares.

In addition, except with respect to the Warrants (unless exercised), the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our common shares which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the common shares and the U.S. Holder’s adjusted tax basis in the common shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our common shares and Warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our common shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common Shares and Warrants

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our common shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our common shares (but not Warrants) or gain from the disposition of our common shares and Warrants if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our common shares and Warrants, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

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In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our common shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of common shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our common shares, unless such common shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website https://nlspharma.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report. We have included these website addresses in this annual report solely as inactive textual references.

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I. Subsidiary Information.

Our wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation was incorporated on April 27, 2021.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the year ended December 31, 2023, approximately 26% of our expenses were denominated in CHF, approximately 7% in EUR and 1% in GBP. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. As of December 31, 2023, our disclosure controls and procedures were not effective as a result of our material weaknesses in our internal control over financial reporting.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•        pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets;

•        provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and

•        provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Item 3.D. “Risk Factors,” as of December 31, 2023, we have material weaknesses in our internal control over financial reporting relating to the continued reliance of an outsourced accounting service provider and a lack of sufficient internal number of additionally trained professionals with an appropriate level of U.S. GAAP accounting knowledge to design and maintain controls over the preparation of financial statements and relating to a lack of maintaining appropriate segregation of duties.

Annex F-106

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. The material weaknesses previously identified included failure to properly document the required dual approval and multiple approval signatures for expenses exceeding $250,000, reliance on a third-party accounting service provider that caused gaps in internal control compliance. To improve control and oversight of the operational creditor processes, we have brought the processes in-house. Specifically, this involved automating processes and integrating the correct approval workflows with the necessary parameters in the accounting system. This change strengthens our internal controls and ensures compliance with US GAAP.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, we have taken steps towards remediating the material weaknesses and to strengthen our internal control over financial reporting, by insourcing accounting processes. This measure was implemented to enhance the effectiveness and reliability of our financial reporting. We have appointed a Chief Financial Officer to lead the internal preparation of quarterly financial statements, enabling us to identify and evaluate accounting treatment of any new activity and publish our half-yearly and yearly financial statements. The implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to establish and maintain effective internal control over financial reporting.

ITEM 16. [RESERVED.]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gian-Marco Rinaldi, a member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

Pursuant to Swiss law, we adopted a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our code of business conduct and ethics is applicable to all our directors, senior management and employees. We have published our code of business conduct and ethics on our website, www.nlspharma.com. If we make any amendment to the code of business conduct and ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16.B. of Form 20-F.

Annex F-107

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees billed by PricewaterhouseCoopers AG for all services, including audit services, for each of the last two fiscal years:

	Year Ended December 31,
	2023	2022
Audit fees(1)	$332,690	$330,015
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$332,690	$330,015

____________

(1)      Consists of fees billed for the audit of our annual financial statements, review of financial statements included in our services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 15, 2024, PricewaterhouseCoopers AG notified us that PricewaterhouseCoopers AG will decline to stand for re-election as the independent registered public accounting firm of the Company, effective as of the date of the Company’s next annual meeting of shareholders, expected to occur no later than June 30, 2024. The Company has not yet engaged a new independent registered accounting firm.

The reports of PricewaterhouseCoopers AG on the financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except that the report of PricewaterhouseCoopers AG on our consolidated financial statements for the fiscal year ended December 31, 2023 contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

During the two fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through May 15, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and PricewaterhouseCoopers AG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers AG, would have caused PricewaterhouseCoopers AG to make reference thereto in their reports on the financial statements for such years, and (ii) except for the material weaknesses in the Company’s internal control over financial reporting as disclosed in the Company’s annual report on Form 20-F for the years ended December 31, 2023 and 2022, there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

Annex F-108

We have requested that PricewaterhouseCoopers AG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15 is attached hereto as Exhibit 16.1 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Differences between Swiss Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with Nasdaq. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by Nasdaq rules for U.S. domestic registrants.

In accordance with Swiss law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq rules, with respect to the following requirements:

•        Composition of the board of directors.    Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

•        Quorum.    In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

According to Swiss law, for the approval of the management report and the annual financial statements, the Company’s auditor must be present at such a general meeting of shareholders, unless the general meeting of shareholders waives such attendance by unanimous decision.

•        Proxy Solicitations.    There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy. According to Swiss Law, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted for listed companies. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

•        Share Issuances.    Pursuant to Swiss law, prior to our initial public offering, we opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. Due to the revision of Swiss corporate law, effective January 1, 2023, or the Revision, we implemented the capital band (Kapitalband) in lieu of the existing authorized capital. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

•        Compensation, Nomination and Governance Committee.    Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee’s

Annex F-109

responsibilities in a company’s articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, senior management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we are subject to the “Say on Pay” Rule in accordance with Swiss law. This means that the compensation of our board of directors and senior management must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. Furthermore, pursuant to Swiss law, severance, certain compensations in connection with non-competes, advances, transaction premiums and similar payments to senior management and director are prohibited.

•        Code of Business Conduct and Ethics.    Pursuant to Swiss law, we adopted a code of business conduct and ethics applicable to all of our directors, senior management and employees, which may not comply with the requirements of Nasdaq Listing Rule 5610.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The audit committee is involved in oversight of our IT general controls and cybersecurity. Our IT general controls cybersecurity policies, standards, processes and practices are fully integrated into our risk management program. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. In that regard, we have a comprehensive IT policy that outlines our security risk measures. In addition, we have partnered with a professional IT service provider who specializes in security, endpoint protection, and monitoring. We also operate the “Microsoft Office 365 E3” plan.

Annex F-110

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

•        Governance: As discussed in more detail under the heading “Governance,” the audit committee oversees our cybersecurity risk management and interacts with the Company’s Sarbanes-Oxley Act, or SOX, advisor and the Company’s Information Security advisor and other relevant members of management.

•        Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

•        Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

•        Recovery Planning: The Company has established and maintains comprehensive recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

•        Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We are engaged with a subcontractor that monitors the IT system and cybersecurity, as part of their routine job functions. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The audit committee interacts with the Company’s SOX advisor and the Company’s Information Security advisor and other relevant members of management. The Company’s Information Security advisor is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. The Company’s Information Security advisor has experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes, and relies on threat intelligence as well as other information obtained from governmental, public or private sources. The audit committee receives updates on IT general controls, and a set of policies and procedures that govern how the Company’s IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. The audit committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the audit committee discusses our approach to IT general controls and cybersecurity risk management with the Company’s SOX advisor.

As of the date of this annual report, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

Annex F-111

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-116.

ITEM 19. EXHIBITS

The following documents are filed as part of the annual report.

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to form 6-K (File No. 221460911) filed on December 14, 2022).
2.1	Description of Securities (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
4.1	Standby Equity Distribution Agreement dated September 27, 2021 between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on September 28, 2021).
4.2

Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021, between YA II PN Ltd. and the Company (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 15, 2021).

4.3	Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
4.4	At-the-Market Sales Agreement, or the Sales Agreement, with Virtu Americas LLC, dated March 3, 2022 (filed as Exhibit 1.1 to Form 6-K (File No. 001-39957) filed on March 4, 2022).
4.5	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.6	Form of Pre-Funded Warrant (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed December 8, 2022).
4.7

Form of Securities Purchase Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 10.1 to Form 6-K (File No. 001-39957) filed April 14, 2022).

4.8

Placement Agent Agreement, dated April 13, 2022, by and between NLS Pharmaceutics Ltd. and A.G.P./Alliance Global Partners (filed as Exhibit 10.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).

4.9	Form of Common Warrant (filed as Exhibit 4.1 to Form 6-K File No. 001-39957) filed April 14, 2022).
4.10	Form of Pre-Funded Warrant (filed as Exhibit 4.2 to Form 6-K (File No. 001-39957) filed April 14, 2022).
4.11	Form of Short Term Note Agreement (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed August 23, 2022).
4.12	Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 3, 2022).
4.13

Form of Securities Purchase Agreement, dated September 30, 2022, by and between NLS Pharmaceutics Ltd. and the purchasers named therein (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 3, 2022).

4.14

Securities Purchase Agreement, by and between NLS Pharmaceutics Ltd. and funds affiliated with BVF Partners L.P., or collectively, BVF, dated December 6, 2022 (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed December 8, 2022).

4.15	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company (filed as Exhibit 10.14 to form F-1 (File No. 333-236797) filed on February 28, 2020).
4.16	License Agreement by and between NLS Pharmaceutics Ltd. and Novartis Pharma AG, dated March 10, 2021 (filed as Exhibit 4.6 to annual report on Form 20-F filed on May 14, 2021).
4.17

Amendment No. 1 to Pre-Funded Warrant dated April 26, 2023 between NLS Pharmaceutics Ltd. and the pre-funded warrant holders named therein (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).

Annex F-112

Exhibit Number	Exhibit Description
4.18	License Agreement by and between NLS Pharmaceutics Ltd. and Aexon Labs Inc., dated March 19, 2024 (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
4.19	Second Addendum to Loan Agreement dated September 28, 2023 (filed as Exhibit 99.1 to Form 6-K filed May 14, 2024)
4.20	Addendum to Loan Agreement dated November 15, 2023 (filed as Exhibit 99.2 to Form 6-K filed May 14, 2024)
8.1	Listing of Subsidiaries (filed as Exhibit 8.1 to Annual Report on Form 20-F filed on May 14, 2021).
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
15.1	Consent of PricewaterhouseCoopers AG (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
16.1	Letter of PricewaterhouseCoopers AG dated May 15, 2024 (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).
97.1	Clawback Policy (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024)
101

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance Sheets; (ii) Statements of Operations and Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Deficit; (iv) Statements of Cash Flows; and (v) Notes to the financial statements, tagged as blocks of text and in detail (filed as an Exhibit to Form 20-F (File No. 001-39957) filed on May 15, 2024).

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

____________

*        Filed herewith

**      Furnished herewith

Annex F-113

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

NLS Pharmaceutics Ltd.
Date May 15, 2024	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer
	By:	/s/ Elena Thyen-Pighin
Elena Thyen-Pighin
Chief Financial Officer

Annex F-114

NLS PHARMACEUTICS LTD.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Annex F-115

NLS PHARMACEUTICS LTD.
FINANCIAL STATEMENTS

Annex F-116

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated operating losses and expects to continue to generate operating losses and negative operating cash flows and its existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AG
Zurich, Switzerland

May 15, 2024
We have served as the Company’s auditor since 2021.

Annex F-117

NLS PHARMACEUTICS LTD.
BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$897,680	$8,948,400
Prepaid expenses and other current assets (Note 3)	925,382	297,998
Total current assets	1,823,062	9,246,398

Property and equipment (Note 4)	6,694	18,102
Other assets	16,885	12,143
Total assets	$1,846,641	$9,276,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, including related party of $265,864 and $53,365, as of December 31, 2023 and 2022, respectively	$4,633,534	$2,373,276
Related party short-term loan of $1,633,746 and $0, as of December 31, 2023 and 2022, respectively (Note 5)	1,633,746	0
Other accrued liabilities, including related party expenses of $0 and $4,107 as of December 31, 2023 and 2022, respectively (Note 6)	1,652,270	986,437
Total current liabilities	7,919,550	3,359,713

Deferred revenues (Note 9)	2,499,969	2,499,969
Accrued pension liability (Note 10)	260,685	136,122
Total liabilities	10,680,204	5,995,804

Commitments and contingencies (Note 11)

Shareholders’ equity:
Common shares, CHF 0.02 ($0.02) par value, 35,671,780 and 32,428,893 registered shares issued and outstanding at December 31, 2023 and 2022, respectively	733,413	668,555
Treasury shares, CHF 0.02 ($0.02) par value, 3,242,887 and 0 registered treasury shares issued and outstanding at December 31, 2023 and 2022, respectively	(64,858)	—
Additional paid-in capital	61,029,437	60,864,530
Accumulated deficit	(70,373,484)	(58,201,455)
Accumulated other comprehensive loss	(158,071)	(50,791)
Total shareholders’ equity (deficit)	(8,833,563)	3,280,839
Total liabilities and shareholders’ equity/(deficit)	$1,846,641	$9,276,643

The accompanying notes are an integral part of these financial statements.

Annex F-118

NLS PHARMACEUTICS LTD.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2022	2021
Operating expenses:
Research and development	$5,908,288	$8,976,643	$5,919,452
General and administrative	5,898,775	6,505,721	5,941,169
Total operating expenses	11,807,063	15,482,364	11,860,621
Operating loss	(11,807,063)	(15,482,364)	(11,860,621)

Other income (expense), net	(219,812)	10,045	(17,323)
Interest expense	(119,920)	(95,211)	(48,100)
Interest on related party loans	(25,233)	(5,655)	(20,034)
Loss on extinguishment of convertible notes	—	(922,495)	—
Net loss	(12,172,029)	(16,495,680)	(11,946,078)

Other comprehensive loss:
Defined pension plan adjustments	(107,280)	100,948	(132,358)
Comprehensive loss	$(12,279,309)	$(16,394,732)	$(12,078,436)
Basic and diluted net loss per common share	$(0.32)	$(0.84)	$(1.00)

Weighted average common shares used in computing basic and diluted net loss per common share	38,176,020	19,682,643	11,901,636

The accompanying notes are an integral part of these financial statements.

Annex F-119

NLS PHARMACEUTICS LTD.
STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Common Shares		Treasury Shares	Additional Paid in Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
BALANCE, JANUARY 1, 2021	6,960,000	145,139	—	20,649,882	(29,759,697)	(19,381)	(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347	—	9,946,310	—	—	10,054,657
Issuance of warrants	—	—	—	6,742,638	—	—	6,742,638
Issuance of common shares to consultant	12,048	268	—	49,732	—	—	50,000
Warrant exercises	277,000	5,540	—	1,144,010	—	—	1,149,550
Issuance of common shares in equity transactions	1,313,232	28,269	26,816	3,493,496	—	—	3,548,581
Issuance of common shares for partial commitment fee	26,203	569	—	58,886	—	—	59,455
Capital increase for financing transactions	2,815,629	56,313	(56,313)	—	—	—	—
Defined pension plan adjustments	—	—	—	—	—	(132,358)	(132,358)
Net loss	—	—	—	—	(11,946,078)	—	(11,946,078)
BALANCE, DECEMBER 31, 2021	16,223,389	344,445	(29,497)	42,084,954	(41,705,775)	(151,739)	542,388
Issuance of common shares direct offering, net	1,562,531	31,251	29,057	1,851,205	—	—	1,911,513
Issuance of warrants, net	—	—	—	2,047,208	—	—	2,047,208
Issuance of pre-funded warrants, net	—	—	—	5,348,882	—	—	5,348,882
Issuance of common shares in At-The-Market (ATM) financing	—	—	440	30,553	—	—	30,993
Issuance of treasury shares	5,809,243	116,184	(116,184)	—	—	—	—
Exercise of pre-funded warrants	—	—	23,692	—	—	—	23,692
Issuance of common shares in private placement offerings, net	6,317,301	126,346	92,492	7,056,711	—	—	7,275,549
Conversion of convertible notes payable	2,516,429	50,329	—	2,422,287	—	—	2,472,616
Stock-based compensation	—	—	—	22,730	—	—	22,730
Defined pension plan adjustments	—	—	—	—	—	100,948	100,948
Net loss	—	—	—	—	(16,495,680)		(16,495,680)
BALANCE, DECEMBER 31, 2022	32,428,893	$668,555	—	$60,864,530	(58,201,455)	(50,791)	$3,280,839
Issuance of treasury shares	3,242,887	64,858	(64,858)	—	—	—	—
Stock based compensation	—	—	—	164,907	—	—	164,907
Defined pension plan adjustments	—	—	—	—	—	(107,280)	(107,280)
Net loss	—	—	—	—	(12,172,029)	—	(12,172,029)
BALANCE, DECEMBER 31, 2023	35,671,780	733,413	(64,858)	61,029,437	(70,373,484)	(158,071)	(8,833,563)

The accompanying notes are an integral part of these financial statements.

Annex F-120

NLS PHARMACEUTICS LTD.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash Flows From Operating Activities:
Net loss	$(12,172,029)	$(16,495,680)	(11,946,078)
Adjustments to reconcile net loss to net cash used in operating activities:
Periodic pension costs	59,526	(34,142)	47,183
Depreciation expense	11,408	11,408	10,050
Stock-based compensation	164,906	22,730	—
Provision of doubtful accounts	—	—	77,714
Amortization of debt discounts	—	67,008	41,611
Loss on conversion of convertible notes payable	—	922,495	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(632,125)	698,116	(188,954)
Other receivables, net – related parties	—	—	(21,804)
Accounts payable	2,260,258	636,263	(2,269,460)
Interest payable	25,605	20,121	(313,342)
Other accrued liabilities	640,228	319,989	(334,045)
Other long term liabilities	(42,243)	(47,679)	(38,919)
Net cash used in operating activities	(9,684,466)	(13,879,371)	(14,936,044)

Cash Flows From Investing Activities:
Purchases of property and equipment	—	—	(39,560)
Net cash used in investing activities	—	—	(39,560)

Cash Flows From Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	—	—	11,001,569
Proceeds from the issuance of common shares in ATM financing	—	30,993	—
Proceeds from the issuance of common shares in registered direct offerings, net	—	1,911,513	—
Proceeds from the issuance of common shares in private placement offerings, net	—	7,275,549
Proceeds from the issuance of pre-funded warrants, net	—	5,348,882	—
Proceeds from issuance of convertible notes payable	—	1,530,000	—
Exercise of pre-funded warrants	—	23,692	—
Payments on note payable	—	(704,160)
Proceeds from the issuance of warrants, net	—	1,980,200	6,742,638
Exercise of warrants	—	—	1,149,550
Proceeds from related party short term loan	1,633,746	—	108,610
Payment on Swiss government loan	—	—	(277,537)
Payment on second credit facility	—	—	(150,000)
Payment on convertible loans	—	—	(420,020)
Payment on convertible loans – related party	—	—	(111,730)
Payment on bridge loan	—	—	(670,380)
Annex F-121

NLS PHARMACEUTICS LTD.
STATEMENTS OF CASH FLOWS — (Continued)

	For the Years Ended December 31,
	2023		2022	2021
Payment of shareholder loans		—	—	(583,443)
Proceeds from the issuance of common shares in equity transactions, net		—	—	3,548,582
Net cash provided by financing activities		1,633,746	17,396,669	20,337,839

Effect of exchange rate on cash and cash equivalents		—	(100)	(24,744)
Change in cash and cash equivalents		(8,050,720)	3,517,198	5,337,491
Cash and cash equivalents at the beginning of period		8,948,400	5,431,202	93,711
Cash and cash equivalents at the end of period		$897,680	$8,948,400	$5,431,202

Supplemental disclosure of non-cash investing and financing activities:
Cash paid for interest		$145,153	$13,248	$339,932
Issuance of note payable for prepaid insurance	$		704,160	—
Deferred financing costs transferred to additional paid in capital		$—	$—	$946,912
Issuance of common shares to consultant for payment of expenses		$—	$—	$50,000
Issuance of common shares to Yorkville for partial payment of commitment fees		$—	$—	$59,455
Debt discount on convertible loans		$—	$67,008	$—
Debt discount on convertible loan – related party		$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Annex F-122

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriters exercised its option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Going Concern

As of December 31, 2023, the Company had an accumulated deficit of approximately $70.4 million and the Company incurred an operating loss for the year ended December 31, 2023, of approximately $11.8 million. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of December 31, 2023, the Company’s cash and cash equivalents were $0.9 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. The Company is engaged in discussions with third party creditors to extend payment terms and has secured extensions on maturity dates on its existing bridge loans to December 31, 2024 and June 30, 2025 respectively (see subsequent event note). The future viability of the Company is dependent on its ability to extend payment terms with third party creditors until additional funds have been raised. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these financial statements do not necessarily purport to represent realizable or settlement values. These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Annex F-123

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the Company’s significant estimates include the valuation allowance related to the Company’s deferred tax assets.

JOBS Act Accounting Election

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company intends to take advantage of the exemptions until it is no longer an EGC.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company generally does not enter into investments for trading or speculative purposes rather to preserve its capital for the purpose of funding operations.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2023 and 2022, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Annex F-124

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations.

Revenue Recognition

As of December 31, 2023, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement is within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”).

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral to or dependent on other goods or services in the contract.

The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

The Company allocates the transaction price based on the estimated stand-alone selling price of each of the performance obligations. The Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. The Company utilizes key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the stand-alone selling price for material rights, the Company may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts the Company would expect to receive for the satisfaction of each performance obligation.

Annex F-125

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Development and regulatory milestone payments are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license revenues in the period of adjustment. To date, the Company has not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the EF License Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from any of the Company’s license agreement.

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Research and Development

Costs for research and development (“R&D”) of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 — pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Annex F-126

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Level 3 — pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates its fair value due to the short-term nature of these liabilities.

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Employee Benefits (including Post Retirement Benefits)

The Company operates the mandatory pension plan for its employees in Switzerland. The plan is generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under ASC 960 “Plan Accounting — Defined Benefit Pension Plans.”

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Annex F-127

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, and the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as an allocation between research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of operations and comprehensive loss.

Stock-Based Compensation

The Company measures all stock-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies stock-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, risk-free interest rate and discount for lack of marketability.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants, convertible promissory notes and convertible loans with their potential dilutive effect considered using the treasury stock method. For the year ended December 31, 2023, 5,747,127 common shares from pre-funded warrants were added and 3,242,887 treasury shares were excluded from the computation. For the year ended December 31, 2022, 13,297,916 common shares from warrants were excluded from the computation. For the year ended December 31, 2021, 5,409,746, shares from warrants and 1,474,853 treasury shares were excluded from the computation, respectively.

Treasury Shares

Treasury shares are purchased at cost and recognized as a deduction from equity. Income or loss from subsequent sales is presented in equity.

Annex F-128

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Recently Issued Accounting Standards Not Yet Effective

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2023, and 2022:

	December 31,
	2023	2022
Vendor prepayments	$821,266	$65,739
VAT recoverable and other current assets	24,433	41,243
Other short-term receivables	10,664	—
Prepaid insurance	69,019	36,496
Prepaid expenses	—	154,520
Total prepaid expenses and other current assets	$925,382	$297,998

Note 4

Property and Equipment, net:

The following table shows the property and equipment consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Cost
Furniture and fixtures	$13,341	$13,341
Software	26,219	26,219
Total cost	39,560	39,560
Accumulated depreciation	(32,866)	(21,458)
Total property and equipment, net	$6,694	$18,102

Deprecation and related amortization expense was $11,408 and $11,408 for the years ended December 31, 2023 and 2022.

Note 5

Related party short-term Loans

On November 15, 2023, the Company entered into a series of short term loan agreements (the “Short Term Loan Agreements”) with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate

Annex F-129

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it now expires on June 30, 2024.

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Short Term Loan Agreements with the Short Term Lenders, or the Short Term Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

Note 6

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Professional consultants’ expenses	$332,690	$285,398
Vendor liabilities	112,635	13,000
Related party expenses	—	4,107
Interest short term loan	25,605	—
Accrued board fees	184,672	149,496
Accrued bonus	960,025	510,678
Other accrued expenses	36,643	23,758
Total other accrued liabilities	$1,652,270	$986,437

Note 7

Note Payable

In January 2022, the Company entered into a note payable of $704,160 for payment of its directors’ and officers’ insurance policy. The note payable had a term of 10 months and has a 3.90% stated interest rate. As of December 31, 2022, the note payable was paid in full.

Note 8

Short-term Convertible Notes

On August 19, 2022, the Company entered into a short-term note agreement providing for unsecured loans in the aggregate amount of $1,530,000 to the Company from certain individual lenders. Ronald Hafner, the Company’s Chairman of the Board of Directors, and Gian-Marco Rinaldi, a member of the Company’s Board of Directors, agreed to lend $350,000 and $80,000, respectively, with respect to the offering.

Pursuant to the note agreement, the interest rate was 10% per annum, which was required to be paid upon conversion or repayment and were due to be repaid within 90 days following the execution of the note agreement, or November 17, 2022. In addition, the notes were able to be voluntarily converted into common shares of the Company prior to the maturity date at a 20% discount (i) to any subsequent qualified equity financing round of at least $6 million in the aggregate or (ii) upon a change of control. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met.

In addition, pursuant to the note agreement, the noteholders received unregistered warrants to purchase common shares of the Company equal to an aggregate of 10% of the note amount of each noteholder, divided by $0.4970, which was the closing price as determined on the closing date of the issuance of the notes, or an aggregate of 307,844 common shares. The warrants have an exercise price equal to $0.4970 per share and will expire 24 months following their issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC

Annex F-130

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $67,008 was accounted for as debt discount and amortized to interest expense using the effective interest rate method over the note term.

On October 7, 2022, the Company and the noteholders agreed to convert the notes concurrently with the Company’s October 2022 financing. The total principal balance plus all accrued interest were converted into 2,516,429 common shares. Additionally, the noteholders received additional warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable. The common shares and the additional warrants issued had an aggregate fair value of $2,472,616 resulting in a $922,495 loss on conversion of the notes.

Note 9

Deferred Revenues:

In February 2019, the Company entered into the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believes its participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2,500,000 and is further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company is also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believes that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses does not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company is obligated under the EF License Agreement to advance its development activities in the United States and those activities precede Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intends to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities are specific to the Company and the Company believes they are not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinal development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has

Annex F-131

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes, or (the “License Performance Obligation”).

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of December 31, 2022 and 2021, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2023, and 2022, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 10

Pension Liability:

The Company joined a collective pension plan operated by an insurance company as of 2016 which covers the employees in Switzerland.

Both the Company and the participants provide monthly contributions to the pension plan which are based on the covered salary. The respective saving parts of premiums are credited to employees’ accounts. In addition, interest is credited to employees’ accounts at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death.

The following table provides information on the pension plan for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Service cost	$53,920	$39,667	$25,206
Interest cost	14,416	2,743	2,992
Expected return on assets	(14,767)	(12,196)	(4,249)
Effect of settlement, curtailment, plan amendment	—	(72,600)	(5,810)
Actuarial loss outside corridor recognized	—	3,091	—
Past service cost recognized in year	3,031	2,855	—
Administrative expenses	2,926	2,298	1,946
Net periodic pension cost	$59,525	$(34,142)	$20,085

Annex F-132

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2023	2022
Projected benefit obligation, beginning of period	$584,737	$927,369
Service cost	53,920	39,667
Interest cost	14,416	2,743
Transfers-in and (-out), net	38,654	(209,035)
Actuarial (gain)/loss	123,388	(152,048)
Currency conversion adjustments	(6,087)	(23,959)
Projected benefit obligation, end of period	$809,028	$584,737

Plan assets, beginning of period	$448,615	$608,478
Actual return on plan assets	27,844	(51,764)
Employer contributions	38,737	37,468
Participant contributions	20,655	20,608
Transfers-in and (-out), net	17,999	(150,129)
Administration expenses	(2,926)	(2,299)
Currency conversion adjustments	(2,581)	(13,747)
Plan assets, end of period	$548,343	$448,615
Accrued pension liability	$260,685	$136,122

As of December 31, 2023 and 2022, the Company recorded an accrued pension liability of $260,685 and $136,122, respectively, as non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, and real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the statement of operations over the future service period of the plan participants. For the years ended December 31, 2023 and 2022, the amortization was $0. As of December 31, 2023, and 2022, the accumulated other comprehensive loss includes unrecognized pension costs of $158,073 and $50,791, respectively, consisting of net losses.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2023	2022
Net loss, beginning of period	$50,791	$151,739
Other gain/loss during the period	110,313	(88,088)
Other prior year gain/loss recognized in period	—	(3,091)
Effect of settlement, curtailment	—	(6,913)
Amortization of pension related net loss	—	—
Net loss, end of period	161,104	53,647

Prior service cost, beginning of period	—	—
Amortization of prior service cost	(3,031)	(2,856)
Prior service cost end of period	(3,031)	(2,856)
Total unrecognized pension cost, end of period	$158,073	$50,791

Annex F-133

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2023	2022
Discount rate	1.45%	2.25%
Rate of increase in compensation level	0.65%	0.25%
Interest credit rate on savings accounts	1.45%	2.25%
Expected long-term rate of return on plan assets	2.30%	2.95%
Inflation rate	1.25%	0.85%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2023, and 2022 amounted to $809,028 and $584,737, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

Note 11

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of U.S. Food and Drug Administration (“FDA”) marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023 the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723,23.

On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs pursuant to services performed by Clinilabs under the start-up agreement. Clinilabs demanded $793,112.46 from the Company for unpaid service fees.

Annex F-134

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc. or CoreRX. On December 11, 2023, the Company and CoreRX agreed to a structured payment plan in which the Company agreed to pay CoreRX a total amount of $1,007,700.50.

COVID-19

The Company has implemented a comprehensive response strategy designed to manage the ongoing impact of the COVID-19 pandemic on its employees, patients and its business. The prolonged nature of the pandemic is negatively impacting the Company’s business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment. The Company expects that its business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, the Company has begun to observe, and expect to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered. The extent of the impact on the Company’s clinical development and regulatory efforts, its corporate development objectives and the value of market for its common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Such developments include continued spread of the Delta and Omicron variants in the U.S., Switzerland and other countries and the potential emergency of other SARS-CoV-2 variants that may prove especially contagious or virulent, the ultimate duration and severity of the pandemic, governmental “stay-at-home” orders and travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Switzerland and other countries, and the effectiveness of vaccination programs and other actions taken globally to contain and treat the disease.

Note 12

Share Capital and Public Offerings:

Common Shares:

As of December 31, 2023, the Company had 35,671,780 registered and issued common shares.

On December 13, 2022, the Company closed a private placement offering with funds affiliated with BVF Partners L.P. (“BVF”), providing for the issuance of (i) 5,747,126 common shares at a purchase price of $0.87 per share and (ii) pre-funded warrants to purchase 5,747,127 common shares at $0.87 minus $0.02 (CHF 0.02) per pre-funded warrant.

The Company engaged Laidlaw & Company (UK) Ltd. (“Laidlaw”) to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay Laidlaw a cash placement fee of $700,000 and warrants to purchase common shares equal to 5% of the common shares sold in the offering.

In addition, the Company and BVF agreed that until the 30th day following receipt of the official written minutes from the end of the Phase 2 meeting to be held by the Company with the FDA (the “Election Deadline”), among other closing conditions, BVF shall have the right to purchase at a second closing up to $20 million in units, with each unit consisting of one common share and/or pre-funded warrants to purchase one common share, as well as receive warrants to purchase up to 150% of the number of common shares and/or pre-funded warrant shares purchased in the second closing, at a purchase price of $1.50 per unit. The warrants will have a term of five years, will have an exercise price of $2.03 per share and will be exercisable for pre-funded warrants if, at their expiration, BVF will be unable to purchase common shares due to its beneficial ownership limitation.

Pursuant to the purchase agreement, the Company agreed to grant BVF the right to participate in future offerings of the Company’s securities for a period from the first closing (the “First Closing”) until the earlier of (i) the 30-month anniversary of the initial closing date or (ii) until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares. on the same terms, conditions and price provided for in the subsequent financing or the right to purchase a comparable security with a beneficial ownership limitation. In addition, the

Annex F-135

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Company agreed to grant BVF the right to nominate one member to the Company’s Board of Directors and shall continue to recommend to its shareholders to elect such member for a period from the First Closing until such time that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding common shares.

On October 7, 2022, the Company closed on a securities purchase agreement for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) warrants to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The Company’s Chairman of the Board of Directors, Ronald Hafner, purchased 324,675 common shares in the offering and the Company’s Chief Medical Officer, George Apostol, purchased 1,298,701 common shares in the offering.

The Company engaged Laidlaw to serve as the placement agent for the Company in connection with the above-described offering. The Company paid Laidlaw a cash placement of USD 140,000 for the securities sold in the offering.

At the closing of the October 2022 offering, the Company’s existing convertible short-term notes, with an aggregate principal balance of $1,530,000 plus all accrued interest, that were issued in August 2022, were automatically converted into 2,516,429 common shares and the holders received warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the common warrants.

On April 25, 2022, the Company closed a registered direct offering with healthcare focused institutional investors alongside participation from Mr. Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares at a purchase price of $1.04 minus CHF 0.02 per pre-funded warrant. Mr. Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

In a concurrent private placement, the Company issued the investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between the Company and the investors, the Company agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. The common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

On March 5, 2022, the Company entered into the Sales Agreement with Virtu, as sales agent. On April 13, 2022, the Company reduced the amount that may be sold pursuant to the Sales Agreement to $230,000. The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of common shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement. Under the Sales Agreement, common shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission on February 11, 2023. In addition, under the Sales Agreement, sales of common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company has no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

Warrants:

The following table summarizes the common share warrant activity for the year ended December 31, 2023:

Balance at January 1, 2023	19,045,043
Issuances	0
Exercises	(0)
Balance at December 31, 2023	19,045,043

Annex F-136

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

The intrinsic value of exercisable but unexercised in-the-money common share warrants at December 31, 2023 was $3,304,492.

Treasury Shares:

In the first half of 2023, the Company created treasury shares from its authorized capital in order to use them for its Standby Equity Distribution Agreement (the “SEDA”) that has been executed with YA II PN, Ltd., as discussed above. On December 31, 2023, the Company held 3,242,887 treasury shares for financing arrangements (2022: no such treasury shares were held).

Option Plan:

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board of Directors allocated fifteen percent (15%) of our fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no stock option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total stock option activity for the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2022	1,333,123	$1.23
Granted	776,344	$0.76
Exercised	—	—
Expired/cancelled	(245,809)	$0.99
Balance at December 31, 2023	1,863,658	$1.07
Options vested and exercisable	449,515
Options expected to vest	1,414,143

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at December 31, 2023 was 8.8 years.

The following table summarizes unvested stock option activity for the year ended December 31, 2023:

	Non-Vested Options	Weighted Average Grant date Fair Value
Balance at December 31, 2022	1,283,123	$0.25
Granted	776,344	$0.51
Vested	(399,515)	$0.24
Forfeited	(245,809)	$0.27
Balance at December 31, 2023	1,414,146	$0.39

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of December 31, 2023, was $0.59 and the aggregate intrinsic value for options outstanding and expected to vest each year was $54,899. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Annex F-137

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

Stock-based compensation expense for the year ended December 31, 2023, was $164,906. As of December 31, 2023, total unrecognized stock-based compensation expense relating to unvested stock options was $471,347. This amount is expected to be recognized over a weighted-average period of 1.79 years.

Note 13

Income Taxes:

The Company has Swiss tax loss carryforwards of $40.9 million as of December 31, 2023 (December 31, 2022: $32.9 million) of which $15.5 million will expire within the next five years, and $17.4 million will expire between 2028 – 2029.

The significant components of net deferred taxes as of December 31, 2023, and 2022 are shown in the following table:

	2023	2022
Deferred tax assets:
Net benefit from tax loss carryforwards	$4,337,728	$3,485,243
Deferred revenues	264,997	264,997
Other, net	—	—
Valuation allowance	(4,602,725)	(3,750,239)
Net deferred taxes	$—	$—

The Company recorded a valuation allowance in 2023 and 2022 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2023, 2022 and 2021. The following table shows the income taxes in 2023, 2022 and 2021:

	2023	2022	2021
Current tax	$—	$—	$—
Deferred income tax (benefit)	(852,486)	(1,004,681)	(1,119,614)
	(852,486)	(1,004,681)	(1,119,614)
Change in valuation allowance	852,486	1,004,681	1,119,614
Total income tax expense	$—	$—	$—

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2020, so the years ended December 31, 2021, 2022 and 2023 are open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2023	2022	2021
Statutory tax rate	10.6%	10.6%	10.6%
Effect of temporary differences	(3.6)%	(4.8)%	(3.6)%
Change in valuation allowance on deferred tax assets	(7.0)%	(5.8)%	(7.0)%
Effective tax rate	0.0%	0.0%	0.0%

The Company had generated approximately $9,700,000 of net operating losses (“NOLs”) prior to the reorganization in 2019 in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations. The temporary differences relate to the conversion to U.S. GAAP from local Swiss GAAP, mainly in the areas of debt, intangible amortization and deferring financing costs.

Annex F-138

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2023, and 2022, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2023, and 2022.

Note 14

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s then Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the year ended December 31, 2021, the Company recorded fees to Adya Consulting of $102,264 included in research and development expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone had entered into an employment agreement with the Company. On September 5, 2022, the Company and Ms. Panigone agreed that she would leave her position as Chief Operating Officer on November 30, 2022.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the years ended December 31, 2023, 2022 and 2021, the Company recorded fees to CHG BioVenture SA of $121,658, $131,941 and $158,945, respectively, included in general and administrative expenses on the statement of operations and comprehensive loss.

The Company has entered into a new consulting agreement starting May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreements, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses For the years ended December 31, 2023, 2022 and 2021, the Company recorded fees to Mr. Konofal of $178,820, $201,053 and $174,997, respectively, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s former Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement could be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. For the years ended December 31, 2022, and 2021, the Company recorded fees to Mr. Roy of $49,480 and $101,717, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company

Annex F-139

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

entered into a new consulting agreement starting June 1, 2021, for the continuation of Mr. Roy’s engagement with the Company. On May 31, 2022, Mr. Roy resigned as the Company’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the years ended December 31, 2022, and 2021, the Company recorded fees to Mr. Camozzi of $100,841 and $126,326, respectively, included in research and development expenses on the statement of operating and comprehensive loss.

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s then Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann was eligible for a bonus of up to $56,000 and he was eligible to receive an option award under the Option Plan. For the years ended December 31, 2023, and 2022, the Company recorded fees to, the Company recorded fees to Mr. Hellmann of $66,665 and $93,331, included in general and administrative expenses on the statement of operating and comprehensive loss. Mr. Hellmann resigned as the Company’s Chief Financial Officer as of May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Ms. Marianne Lambertson, the Company’s current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. Additionally, Ms. Lambertson will be eligible for a one-time cash bonus based on the share value appreciation on 10,000 phantom shares with share appreciation defined as the difference in the opening share price commencing January 1, 2023, and the closing price ending April 30, 2023. For the year ended December 31, 2023 and 2022, the Company recorded fees to Ms. Lambertson of $112,375 and $12,500 included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Lambertson left her position as Head of Corporate Communications & Investor Relations on April 21, 2024.

In December 2022, the Company entered into a consulting agreement with Ms. Astrid Sommer, the Company’s Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of $4,756 (CHF 4,400) with an additional per hour rate of $270 (CHF 250) for hours exceeding 20 hours per month For the years ended December 31, 2023 and 2022, the Company recorded fees to Ms. Sommer of $39,363 and $4,042 included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Sommer left her position as Head of Human Resources on May 31, 2023.

In December 2022, the Company entered into a consulting agreement with Mr. Thomas Curatolo, the Company’s current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services. Additionally, and he was eligible to receive an option award under the Option Plan. For the years ended December 31, 2023 and 2022, the Company recorded fees to Mr. Curatolo of $118,660 and $16,000 included in general and administrative expenses on the statement of operating and comprehensive loss. The Company terminated the agreement on November 20, 2023, with effect from December 20, 2023.

Note 15

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these financial statements were issued.

As previously reported, on November 15, 2023, the Company, entered into a series of short term loan agreements, or the Short Term Loan Agreements and together with the Short Term Loan Agreement, the Loan Agreements, with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, or the Short Term Lenders and together with the Short Term Lender, the Lenders, providing for an unsecured loan to the Company in the aggregate amount of CHF 875,000.00

Annex F-140

NLS PHARMACEUTICS LTD.
NOTES TO THE FINANCIAL STATEMENTS

(approximately $1,000,000.00), or the Short Term Loan. Pursuant to the Short Term Loan Agreements, the Short Term Loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner.

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreement with the Short Term Lender, or the Short Term Loan Addendum, and a series of addendums to the Short Term Loan Agreements with the Short Term Lenders, or the Short Term Loan Addendums each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, the Company entered into two addendums to the Short Term Loan Agreements with Ronald Hafner, the Company’s Chairman of the Board of Directors. These addendums extend the maturity date under the Loan Agreements to June 30, 2025, for the aggregate amount of CHF 750,000.

On March 19, 2024, the Company entered into an exclusive license agreement (the “Aexon Agreement”), with Aexon Labs Inc. a Delaware corporation (“Aexon”). Pursuant to the Aexon Agreement, Aexon granted the Company an exclusive, royalty-bearing license (the “License”), with the right to grant sublicenses in multiple tiers according to the terms of the Aexon Agreement. Subject to earlier termination of the Aexon Agreement in accordance with its terms, the term of the Aexon Agreement is from the effective date of the Aexon Agreement to the latest of (i) the Company’s termination of the commercialization of one or more pharmaceutical or therapeutic products, or any combination thereof, in the use of such compounds for narcolepsy and other neuro degenerative disorders in the last region and country in which commercialization had actually begun, and (ii) the expiration of the last-to-expire Valid Claim (as defined in the Aexon Agreement) of a patent identified in the Aexon Agreement and patents owned by Aexon as of the date of the Aexon Agreement, that covers such pharmaceutical or therapeutic product for the use of such compounds for narcolepsy and other neuro degenerative disorders in the respective country or region in which it was used. Pursuant to the terms of the Aexon Agreement, the Company agreed to pay Aexon a royalty on a country-by-country basis of 5% to 30% depending on (i) earnings by the Company in a specified region or country for licensed products covered by patents, (ii) whether the applicable patent has not been granted to the applicable product at the time of commercialization of such product and (iii) whether the Company challenges the validity of a patent.

The Company must exercise its exclusive option for the License no later than March 31, 2024, and make an upfront payment of $170,000, otherwise the Aexon Agreement shall become null and void as of April 1, 2024. The Company must also make payments to Aexon upon the occurrence of certain milestones. Such payments upon the occurrence of milestones contemplated in the Aexon Agreement range from $100,000 to $300,000. Further, pursuant to the Aexon Agreement, the Company has agreed to pay Aexon a percentage of license fees, milestones and royalties received from sublicensees.

On March 20, 2024, the Company entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 7,000,000 common shares at a purchase price of $0.25 per share. The offering closed on March 22, 2024, subject to the satisfaction of customary closing conditions and requirements under applicable law. In addition, pursuant to the Purchase Agreement, the investors will receive unregistered warrants(“the Common Warrants”) to purchase up to an aggregate of 3,500,000 common shares at an exercise of $0.25 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the investors and customary indemnification rights and obligations of the parties. Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of common shares or common share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering is expected to result in gross proceeds to the Company of $1,750,000.

Annex F-141

Annex G

Kadimastem Ltd.

Financial Statements as of December 31, 2023

Annex G Page
Report of Independent Registered Public Accounting Firm	G-2
Statements of Financial Position	G-3
Statements of Profit or Loss and Other Comprehensive Income	G-4
Statements of Changes in Equity	G-5 – G-6
Statements of Cash Flows	G-7
Notes to the Financial Statements	G-8 – G-49

Annex G-1

Kost Forer Gabbay & Kasierer	Tel.: +972-3-6232525
144A Derech Menachem Begin	Fax: +972-3-5622555
Tel Aviv 6492102	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kadimastem Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Kadimastem Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has a deficiency in equity, an accumulated deficit and a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel

November 7, 2024

Annex G-2

KADIMASTEM LTD.
STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2023	2022
		USD in thousands
CURRENT ASSETS
Cash and cash equivalents	4	1,146	1,816
Accounts receivable	5	451	292
Total current assets		1,597	2,108

NON-CURRENT ASSETS
Pledged cash	17g	170	163
Right of use assets	6	312	863
Property and equipment	7	228	415
Total non-current assets		710	1,441
Total assets		2,307	3,549

CURRENT LIABILITIES
Loan from bank	9b	301	292
Loans from interested parties	9c	852	893
Trade payables	10	532	1,049
Accounts payable	11	226	362
Current maturities of lease liabilities		361	397
Total current liabilities		2,272	2,993

NON-CURRENT LIABILITIES
Employee benefit liabilities, net	14	5	19
Convertible loan	15	230	—
Conversion component of convertible loan and warrants	15	1,002	—
Lease liabilities		—	444
Total non-current liabilities		1,237	463
Total liabilities		3,509	3,456

EQUITY	18
Share capital		1,238	1,081
Share premium		62,286	58,368
Warrants		1,273	2,746
Reserve from share-based payment transactions	19	518	1,364
Reserve from transactions with controlling shareholders		3,830	3,518
Foreign currency translation reserve		(1,002)	(904)
Accumulated deficit		(69,345)	(66,080)
		(1,202)	93
		2,307	3,549
November 7, 2024
Date of approval of the financial statements	Ronen Twito Executive Chairman and President	Uri Ben Or CFO

The accompanying Notes are an integral part of the financial statements.

Annex G-3

KADIMASTEM LTD.
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2023	2022	2021
		USD in thousands (except per share data)
Research and development expenses, net	20a	1,608	4,490	5,301
Marketing expenses	20b	81	264	149
General and administrative expenses	20c	1,303	1,800	2,074
Operating loss		2,992	6,554	7,524
Financing expenses, net	20d	317	261	749
Loss before taxes on income		3,309	6,815	8,273
Tax benefit	16	(54)	(50)	(137)
Total loss		3,255	6,765	8,136

Other comprehensive income (loss) net of tax effect:
Amounts that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) in respect of defined benefit plans	14	(10)	100	(26)
Adjustments arising from translating financial statements from functional currency to presentation currency		(98)	(450)	54
		(108)	(350)	28
Total other comprehensive income (loss)		(108)	(350)	28
Total comprehensive loss		3,363	7,115	8,108
Basic and diluted loss per share (in USD)	21	0.07	0.18 *)	0.28 *)

____________

*)       Adjusted retroactively due to the rights issue. See Note 18I.

The attached Notes constitute an integral part of the financial statements.
Annex G-4

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2023		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93
Loss		—	—	—	—	—	—	(3,255)	(3,255)
Total other comprehensive (loss)		—	—	—	—	—	(98)	(10)	(108)
Total comprehensive loss		—	—	—	—	—	(98)	(3,265)	(3,363)
Issue of shares, net	18j	157	1,450	—	—	—		—	1,607
Expiration of departed employees options		—	995	—	(995)	—		—	—
Expiration of warrants		—	1,473	(1,473)	—	—		—	—
Shareholder transactions, net	9c, 22c	—	—	—	—	312		—	312
Cost of share-based payment		—	—	—	149	—		—	149
Balance as of December 31, 2023		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2022		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945
Loss		—	—	—	—	—		(6,765)	(6,765)
Total other comprehensive income (loss)		—	—	—	—	—	(450)	100	(350)
Total comprehensive loss		—	—	—	—		(450)	(6,665)	(7,115)
Issue of share capital and warrants, net	18j	82	1,705	(69)	—	—		—	1,718
Expiration of departed employees options		—	144	—	(144)	—		—	—
Shareholder transactions, net		—	—	—	—	310		—	310
Cost of share-based payment		—	—	—	235	—		—	235
Balance as of December 31, 2022		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

Annex G-5

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Note	Share capital	Premium on shares	Warrants	Reserve due to share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated loss	Total equity
		USD in thousands
Balance as of January 1, 2021		545	43,723	790	1,441	2,740	(508)	(51,253)	(2,522)
Loss		—	—	—	—	—	—	(8,136)	(8,136)
Total other comprehensive income (loss)		—	—	—	—	—	54	(26)	28
Total comprehensive loss		—	—	—	—	—	54	(8,162)	(8,108)
Issue of share capital and warrants, net	18e,18f	376	8,366	3,095	—	—		—	11,837
Exercise of warrants	8f	78	3,969	(868)	—	—		—	3,179
Expiration of departed employees options		—	259	—	(259)	—		—	—
Shareholder transactions, net		—	—	—	—	468		—	468
Expiration of shareholder options		—	202	(202)	—	—		—	—
Cost of share-based payment		—	—	—	91	—		—	91
Balance as of December 31, 2021		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945

The attached Notes constitute an integral part of the financial statements.

Annex G-6

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cash flows from operating activities
Loss	(3,255)	(6,765)	(8,136)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	620	578	572
Gain from sale of property and equipment	(34)	—	(48)
Financing expenses, net	317	260	749
Tax benefit	(54)	(50)	(137)
Theoretical wages to an interested party	130	143	149
Cost of share-based payment	149	242	91
Change in employee benefit liabilities, net	(13)	1	5
	1,115	1,174	1,381
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(165)	(102)	209
Increase (decrease) in trade payables	(478)	151	(199)
Increase (decrease) in deferred grants	—	(118)	123
Increase (decrease) in accounts payable	(123)	(226)	84
	(766)	(295)	217

Cash paid during the year for:
Interest paid	(90)	(68)	(143)
Net cash used in operating activities	(2,996)	(5,954)	(6,681)

Cash flows from investing activities
Proceeds from sale of property and equipment	109	—	48
Purchase of property and equipment	(6)	(191)	(166)
Change in pledged cash	(12)	(5)	—
Net cash provided by (used in) investing activities	91	(196)	(118)

Cash flows from financing activities
Repayment of lease liability	(402)	(521)	(429)
Issue of share capital and warrants (net of issue expenses)	1,607	485	10,249
Exercise of warrants	—	1,146	3,123
Repayment of shareholders loans	—	—	(1,084)
Receipt of a convertible loan from shareholders	1,242	—	—
Receipt of loans from shareholders	—	—	464
Net cash provided by financing activities	2,447	1,110	12,323
Exchange rate differences on balances of cash and cash equivalents	(212)	(634)	277
Increase (decrease) in cash and cash equivalents	(670)	(5,674)	5,801
Cash and cash equivalents at the beginning of the year	1,816	7,490	1,689
Cash and cash equivalents at the end of the year	1,146	1,816	7,490

Material non-cash transactions
Conversion of shareholders loans into equity	—	—	1,472 *)
Right-of-use asset recognized with corresponding lease liability	—	842	209

____________

*)       See Note 9

The attached Notes constitute an integral part of the financial statements.

Annex G-7

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1: — General

A.     General description of the company:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

B.      As of December 31, 2023, the Company’s deficiency in equity, accumulated deficit, and working capital deficiency totaled United States Dollars (“USD”) $1,202 thousand, USD $69,345 thousand, and USD $675 thousand, respectively. Also, in the year that ended December 31, 2023, the Company incurred a loss in the amount of USD $3,255 thousand and a negative cash flow from current operations in the amount of USD $2,996 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company works to raise funds by making private placements to investors in Israel and/or abroad, and/or raising funds on the TASE, and/or issuing rights to its current shareholders. At present, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification, should the Company not continue to operate as a going concern.

C.     Subsequent to the reporting date, the Company entered into a definitive merger agreement (hereinafter, the “merger agreement”) with Swiss-based NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market (NASDAQ: NLSP), for a merger of the Company through a share exchange. For further details, see Note 23(J).

D.     The effects of the Swords of Iron War:

The “Swords of Iron” War (hereinafter, the “War”) broke out in the State of Israel in October 2023. The continued War has led to a slowdown in business activity in the Israeli economy due to, among other things, factories in the south and north of the country being closed, infrastructure damage, the recruitment of reserve personnel for an unknown period of time, as well as the disruption of economic activity in Israel. The War’s continuation may have far-reaching consequences for many industries and different geographical areas of the country.

The potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and access to local resources may affect entities that mostly operate with or in Israel.

Since this event is characterized by high uncertainty, and as of the date hereof, the duration and intensity of its impact on the economy in the medium and long term is unascertainable, the Company does not have the ability to assess the full impact of the above on the scope of its business and its operating results.

Note 2: — accounting policies

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.     Basis of presentation of the financial statements

The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Annex G-8

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2: — accounting policies (cont.)

B.      Functional currency, presentation currency, and foreign currency

The functional currency of the Company is the New Israel Shekel (“NIS”) and it represents the primary economic environment in which the Company operates. The presentation currency of the financial statements is USD.

The financial statements are presented in USD since the Company believes that financial statements in USD provide more relevant information to the investors and users of the financial statements, who are located primarily in the US.

Assets and liabilities are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss). Issues of capital transactions in equity are translated using historical rates of exchange.

C.     Government grants

Government grants are recognized when there is a reasonable assurance that the grants would be received and that the Company would meet all the conditions for receiving the grant.

Government grants from the Israel Innovation Authority (“IIA”) are recognized as a liability at the time of their receipt if there is a reasonable assurance that the research activity would result in sales that would entitle the State to royalties.

The Company does not anticipate revenues in the foreseeable future, and therefore, it does not recognize a liability component, and the grant is recorded under profit and loss as an offset from the Company’s research and development expenses.

For each reporting date, the Company makes an assessment of the expected grant to be received in the subsequent period, for the reporting period, and accordingly, records a provision in the books for income receivable.

D.     Taxes on income

Current or deferred taxes are recognized in profit or loss, except if they refer to the items that are recognized in other comprehensive income or in equity.

Deferred taxes

Deferred taxes are calculated in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are calculated according to the tax rate that is expected to apply when the asset is realized or the liability is settled, based on the tax laws that have been enacted or substantively enacted by the reporting date.

The Company recognizes deferred tax assets up to the amount of the liability for deferred taxes due to the uncertainty as to utilization of losses in the foreseeable future.

E.      Leases

The Company treats a contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for a consideration.

1.      The Company as the lessee

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

Annex G-9

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2: — accounting policies (cont.)

In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components, such as management and maintenance services, etc., included in a single contract.

At the commencement date, a lease liability includes all lease payments (these payments do not include variable lease payments) that have not yet been paid, discounted at the interest rate implicit in the lease when it can be determined readily, or according to the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest method.

The right-of-use asset at the commencement date is recognized in the amount equal to the lease liability, plus lease payments paid on or before the commencement date and any transaction costs incurred. The right-of-use asset is measured applying the cost model and depreciated over its useful life or the term of the lease, whichever is shorter.

Below are data regarding the number of years of depreciation of the relevant right-of-use assets by class of underlying asset:

Years
Offices	3
Vehicles	3
Equipment	3

Where there are indications of impairment, the Company assesses the impairment of the right-of-use asset in accordance with the provisions of IAS 36.

2.      Index-linked lease payments

At the commencement date, the Company uses the applicable index rate on the commencement date for the purpose of calculating the future lease payments.

In transactions in which the Company is a lessee, changes in the total future lease payments as a result of a change in the index are discounted (with no change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows that results from a change in the index (that is, at the time in which the adjustment to the lease payments comes into effect).

3.      Lease extension and termination options

A non-cancellable lease term includes both the periods that are covered by an option to extend the lease, when it is reasonably certain that the option will be exercised; and the periods that are covered by an option to terminate the lease, when it is reasonably certain that the termination option will not be exercised.

In the event that there is a change in the likelihood of exercising an extension option or the expected non-exercise of the lease termination option, the Company remeasures the outstanding lease liability in accordance with the updated lease period, according to the updated discount rate on the day of the change in the likelihood, and the total change is credited to the balance of the right-of-use asset until it is zeroed and then, to profit or loss.

The Company uses the services of an independent appraiser to determine the discount rate for each new lease transaction. In each reporting period, the Company’s management examines the likelihood of exercising an extension option and updates the aforementioned leases’ amortization schedules accordingly.

According to the Company’s assessment, the extension option will not be exercised.

Annex G-10

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2: — accounting policies (cont.)

F.      Property and equipment

Property and equipment are presented at cost, including direct purchase costs, and less accumulated depreciation and accumulated impairment losses, and do not include current maintenance expenses.

Depreciation is calculated at equal annual rates based on the straight-line method throughout the asset’s useful life, as follows:

	%	Mainly %
Laboratory equipment and clean room	8
Office furniture and equipment	8 – 15	15
Computers and peripheral equipment	33
Leasehold improvements		See below

Leasehold improvements are depreciated using the straight-line method over the lease period, or according to the estimated life of the improvement, whichever is shorter.

The useful life, the depreciation method, and the residual value of each asset are examined, at a minimum, per year end, and any changes are treated as a change in accounting estimate prospectively. The depreciation of assets ceases on the date on which the asset is classified as an asset held for sale or the date on which the asset is derecognized, whichever is earlier.

The Company depreciates the fixed assets according to its economic life.

G.     Issuance of a unit of securities

In an issuance of a unit of securities, the proceeds received (before the issuance expenses) are allocated to the securities issued in the unit in accordance with this order of allocation: financial derivatives and other financial instruments that are presented at fair value in each period. The fair value is then determined for financial liabilities that are measured at amortized cost, and the consideration allocated for equity instruments is determined as the residual value. The issuance costs are allocated to each component on a pro rata basis, according to the amounts determined for each component of the unit.

When issuing a unit, the Company uses the services of an independent valuator to measure the fair value of the unit components.

H.     change in accounting policy — first-time implementation of new financial reporting standards and amendments to applicable accounting standards

1.      Amendment to IAS 1, disclosure of accounting policies

In February 2021, the IASB published an amendment to International Accounting Standard 1: Presentation of Financial Statements (hereinafter, the “Amendment”). In accordance with the Amendment, companies are required to provide a disclosure of their material accounting policies, in lieu of the current requirement to provide a disclosure of their significant accounting policies. One of the main reasons for this Amendment stems from the fact that the term “significant” does not have a definition in the IFRS, whereas the term “material” has a definition in various standards, and in particular, in IAS 1.

The Amendment will be applied to annual periods beginning on or after January 1, 2023. Early implementation is allowed.

Annex G-11

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 2: — accounting policies (cont.)

The above Amendment has had an effect on the Company’s accounting policy disclosures, but has had no effect on the measurement, recognition, or presentation of any items in the Company’s financial statements.

2.      Amendment to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB published an amendment to International Accounting Standard 8: Accounting Policies, Changes in Accounting Estimates and Errors (hereinafter, the “Amendment”). The purpose of the Amendment is to introduce a new definition of the term “accounting estimates.”

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty.” The Amendment clarifies what changes in accounting estimates are, and how they differ from changes in accounting policy and error corrections.

The Amendment was applied prospectively for annual periods beginning on January 1, 2023, and it applies to changes in accounting policies and accounting estimates that occur at the beginning of that period or thereafter. Early implementation is allowed.

The above Amendment did not have a material effect on the Company’s financial statements.

I.       Disclosure under new IFRS standards in the period before their implementation

Amendment to IAS 1, Presentation of financial statements

In January 2020, the IASB published an amendment to IAS 1 regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to amend the above-mentioned amendment (hereinafter, the “Subsequent Amendment”).

The Subsequent Amendment stated that:

•        Only financial covenants that an entity must meet before or at the end of the reporting period would affect the classification of that liability as a current liability or a non-current liability.

•        For liabilities for which compliance with the financial covenant is examined within 12 consecutive months of the reporting date, a disclosure must be made in a way that would allow the users of the financial statements to assess the risks related to that liability. That is, the Subsequent Amendment states that a disclosure must be made with regard to the carrying amount of the liability, information on the financial covenants, and any facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty in complying with the financial covenants.

The Original Amendment stated that the right to convert a liability would affect the entire liability’s classification as a current or a non-current liability, except if the conversion component is equity-based.

The Original Amendment and the Subsequent Amendment apply to annual periods beginning on or after January 1, 2024. Early implementation is allowed. The amendments are applied retroactively.

As a result of the above amendment, in 2024, the Company will reclassify the convertible loan liabilities and the liability for the conversion component and options as of December 31, 2023, totaling USD $1,232 thousand, from non-current liabilities to current liabilities.

Annex G-12

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, estimates, and assumptions USED IN preparing the financial statements

In the process of implementing the accounting policies in the financial statements, the Company has made the following judgments, which have a material impact on the amounts recognized in the financial statements:

A.     Judgments

Discount rate for lease liability

The Company cannot readily determine the interest rate implicit in the lease, and therefore, for the purpose of calculating the lease liability, it uses the Company’s incremental borrowing rate. The Company retained an independent external valuator for the purpose of determining the suitable nominal interest rate for the discounting of the lease contracts, in accordance with the Company’s financial risk, the lease contract term, and other economic variables.

The weighted average incremental interest rate used to discount the future lease payments when calculating the outstanding lease liability at the time of the standard’s first-time implementation is 20%.

Calculation of the value of the conversion component and options of the convertible loan

The Company has received a convertible loan from several shareholders, and the loan agreement includes warrants that would be granted to the lenders under certain conditions. The Company cannot readily determine the attribution of the consideration it had received between the components of the agreement, and therefore, for the purpose of calculating them, it retained an independent external valuator for the purpose of determining the aforementioned value (See Note 15).

Shareholder transactions

The Company received a short-term loan from one of its shareholders at non-market terms. The Company accounts for these transactions as transactions that include a contribution to equity, while recognizing them according to fair value in accordance with IFRS 9. The contribution amount, which reflects the difference between the aforementioned fair value and the terms of the transaction, is credited to equity, net of the tax effect. In order to determine the contribution to equity, the Company must assess the market terms as of the day of the transaction, including the price of the guarantee under market terms, as if it had been provided by an unrelated third party.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition, using an acceptable option pricing model. The model is based on data as to the share price and the exercise price, in addition to assumptions regarding the expected volatility, expected life expected dividend, and the risk-free interest rate.

B.      Estimates and assumptions

When preparing the financial statements, the management must use estimates and assumptions that affect the implementation of the accounting policy and the reported total assets, liabilities, revenues, and expenses. In formulating the accounting estimates, management relies on past experience, various facts, external factors, and reasonable assumptions, depending on the circumstances. Changes in accounting estimates are recognized in the period in which the estimate is changed.

Annex G-13

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, estimates, and assumptions USED IN preparing the financial statements (cont.)

Below are the main assumptions made in the financial statements in connection with uncertainties as of the reporting date and critical estimates calculated by the Company, for which a substantial change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following year:

Grants from the Israel Innovation Authority

Government grants from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if economic benefits that would generate sales, such that the State would be entitled to royalties, are expected as a result of the research and development activities. There is uncertainty regarding the estimated future cash flows that was used to determine the total liability.

Lease transactions that include extension and cancellation options

For the purpose of assessing whether it is reasonably certain that the Company will exercise an option to extend a lease, the Company takes into account all the relevant facts and circumstances that create an economic incentive for the Company to exercise an option to extend, such as significant amounts invested on improvements to the leased property, the importance of the underlying property and its uniqueness for the purpose of the Company’s activities, the Company’s past experience in similar lease transactions, and more.

After the commencement date of the contract, the Company re-evaluates whether it is reasonably certain that it will exercise an extension option when a significant event occurs or upon a significant change in circumstances that has the potential to influence the Company’s decisions for or against exercising the option, such as significant improvements made to the leased property that had not been foreseen at the commencement date, entering into a sublease on the underlying asset for a period that exceeds the end of the previously determined lease period, and more.

Note 4: — Cash and cash equivalents

	December 31
	2023	2022
	USD in thousands
Cash for immediate withdrawal	1,146	675
Cash equivalents – short-term deposits	—	1,141
	1,146	1,816

Note 5: — Accounts receivable

	December 31
	2023	2022
	USD in thousands
Government authorities	35	83
Income receivable from the Innovation Authority and the BIRD Foundation	401	139
Prepaid expenses	15	70
	451	292

Annex G-14

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases

The Company has lease agreements that include leases on buildings, equipment, and vehicles that are used for the Company’s current operations. The lease agreements on the buildings, equipment, and vehicles are for a period of about 3 years. Some of the lease agreements entered into by the Company stipulate extension and/or cancellation options.

The Company’s management estimates that it will not exercise the extension option.

1.      Details regarding lease transactions

	Year ended December 31,
	2023	2022
	USD in thousands
Interest expense on lease liabilities	90	68
Total cash outflow for leases	492	474

2.      Disclosures regarding right-of-use assets

2023

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2023	1,926	137	125	2,188

Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Revaluation recognized in OCI	(58)	(4)	(3)	(65)
Balance as of December 31, 2023	1,860	133	122	2,115

Accumulated depreciation
Balance as of January 1, 2023	1,211	84	30	1,325

Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Depreciation and amortization	395	34	87	516
Revaluation recognized in OCI	(29)	(2)	1	(30)
Balance as of December 31, 2023	1,569	116	118	1,803
Depreciated cost balance as of December 31, 2023	291	17	4	312

Annex G-15

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases (cont.)

2022

	Offices	Vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2022	1,205	168	142	1,515

Additions during the year:
New leases	842	—	—	842
Adjustments for indexation	60	—	—	60
Termination of leases	—	(12)	—	(12)
Revaluation recognized in OCI	(181)	(19)	(17)	(217)
Balance as of December 31, 2022	1,926	137	125	2,188

Accumulated depreciation
Balance as of January 1, 2022	937	74	16	1,027

Additions during the year:
Adjustments for indexation	12	—	—	12
Depreciation and amortization	389	32	16	437
Termination of leases	—	(12)	—	(12)
Revaluation recognized in OCI	(127)	(10)	(2)	(139)
Balance as of December 31, 2022	1,211	84	30	1,325
Amortized cost balance as of December 31, 2022	715	53	95	863

3.      Analysis of the lease liabilities’ repayment dates — see Note 13b.

Note 7: — Property and equipment

2023

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2023	1,767	84	311	138	2,300
Changes during the year:
Disposals	(737)	(5)	(11)	(1)	(754)
Purchases	6	—	—	—	6
Revaluation recognized in OCI	(65)	(2)	(9)	(4)	(80)
Balance as of December 31, 2023	971	77	291	133	1,472

Accumulated depreciation
Balance as of January 1, 2023	1,446	71	256	111	1,884
Changes during the year:
Disposals	(667)	(5)	(10)	(1)	(683)
Depreciation	89	4	10	5	108
Revaluation recognized in OCI	(53)	(2)	(7)	(3)	(65)
Balance as of December 31, 2023	815	68	249	112	1,244
Amortized cost balance as of December 31, 2023	156	9	42	21	228
Annex G-16

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 7: — Property and equipment (cont.)

2022

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2022	1,854	94	300	148	2,396
Additions during the year:
Purchases	135	1	47	8	191
Revaluation recognized in OCI	(222)	(11)	(36)	(18)	(287)
Balance as of December 31, 2022	1,767	84	311	138	2,300

Accumulated depreciation
Balance as of January 1, 2022	1,528	74	263	115	1,980
Additions during the year:
Depreciation	101	6	24	10	141
Revaluation recognized in OCI	(183)	(9)	(31)	(14)	(237)
Balance as of December 31, 2022	1,446	71	256	111	1,884
Amortized cost balance as of December 31, 2022	321	13	55	27	416

Note 8: — Fair value measurement

The balances of cash and cash equivalents, accounts receivables, restricted cash, short-term bank credit, trade payables, accounts payable, and interested-party loans in the financial statements are equal to or approximately their fair value.

The table below presents the fair value measurement hierarchy for the Company’s assets and liabilities as of December 31, 2023.

Quantitative disclosures regarding the fair value hierarchy of the liabilities as of December 31, 2023:

Fair value hierarchy Level 3
USD in thousands
Liabilities for which a disclosure was made as to their fair value (Notes 9 and 15):
Interest-bearing loans, including a convertible loan (see Note 15)	2,385

Quantitative disclosures regarding the fair value hierarchy of the liabilities as of December 31, 2022:

Fair value hierarchy Level 3
USD in thousands
Liabilities for which a disclosure was made as to their fair value (Note 9):
Interest-bearing loans	1,185

Annex G-17

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 9: — Liabilities and loans from shareholders and others

A.     Composition

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2023
Short-term bank loan	301	—	301
Lease liabilities	—	361	361
Convertible shareholder loan (Note 15)	230	—	230
A conversion component and an embedded derivative of a convertible loan (Note 15)	1,002	—	1,002
Short-term credit from shareholder	852	—	852
Total	2,084	361	2,445
	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2022
Short-term bank loan	292	—	292
Lease liabilities	—	841	841
Short-term credit from shareholder	893	—	893
Total	1,185	841	2,026

B.      In respect of a loan agreement with a bank, in the amount of USD $330 thousand (NIS 1,200 thousand) (hereinafter, the “Bank Loan”), Prof. Michel Revel (hereinafter, “Prof. Revel”) has provided a guarantee without the Company paying anything in consideration (hereinafter, the “Benefit”). The Bank Loan terms are as follows:

1.      The Bank Loan will bear annual interest at the rate of prime + 1.75, as determined in commercial negotiation between the Company and the bank.

2.      The Company will pay monthly interest payments on the Bank Loan.

When the Bank Loan was first recognized, the Company measured the fair value of the Benefit it had received from Prof. Revel in his capacity as an interested party in the Company with the aid of an independent external valuator, and credited it to the interested party transaction capital reserve, less the tax effect. The discount rate was determined according to the CAPM model and the WACC as of the reporting date, and was determined by an independent valuator at a rate of approximately 20%, based on the following assumptions:

Rate of return	11%
Miscellaneous	1.3
Risk-free interest	3.6%

Since December 31, 2020, the repayment date has been postponed 4 times; the repayment date has most recently been postponed to December 31, 2024.

As of December 31, 2023, due to the change in interest rates in the economy, the interest rate on the Bank Loan is 7.95%.

The Bank Loan is presented at fair value as of December 31, 2023, in the amount of USD $301. Due to updates to the aforementioned loan terms, in 2023, 2022, and 2021, the Company credited a Benefit to the interested party transactions capital reserve, totaling USD $53, $47, and $22 thousand net, respectively.

Annex G-18

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 9: — Liabilities and loans from shareholders and others (cont.)

C.     Below is a breakdown of the loans from an interested party as of December 31, 2023:

Loan receipt date	Name of the lender	Repayment date according to the original loan agreement terms	Loan amount	Loan terms	The loan amount that was converted into share capital	Number of shares (p.v. NIS 0.1) issued for the conversion of the loan	Date of conversion to equity	Outstanding loan balances as of the reporting date (nominal)	Outstanding loan balances as of the reporting date (fair value)	Comments
			USD in thousands		USD in thousands			USD in thousands
29/12/2020	Prof. Michel Revel	30/06/2021	1,557	(1)	962	720,447	29/12/2021	527	477	See Note 13c
10/03/2021	Prof. Michel Revel	30/06/2021	460	(1)	—	—	—	414	375	See Note 13c
								941	852

____________

Loan terms

(1)      The loans do not bear interest, and they will be repaid in a lump-sum installments according to the earliest of (a) the date specified in the “repayment date according to the terms of the original agreement”; or (b) the date the Company completes a public offering of shares in which Prof. Revel will participate, provided that the portion of the loan that will be repaid does not exceed Prof. Revel’s total investment in the public offering in any case. The Company has the right to an early repayment of the loan or part thereof without an early repayment penalty.

Due to the aforementioned updates to the loan terms, in the years 2023 and 2022, the Company credited a benefit to the interested party transactions capital reserve, equal to USD $129 and $114 thousand, net.

Note 10: — Trade payables

	December 31
	2023	2022
	USD in thousands
Open accounts	133	649
Accrued expenses	399	400
	532	1,049

Note 11: — Accounts payable

	December 31
	2023	2022
	USD in thousands
Employees and payroll accruals*)	226	362

____________

*)       including a bonus in the amount of USD $82 thousand in respect of a liability to related parties (see Note 22).

Annex G-19

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 12: — CONTINGENT liabilities to the Innovation Authority in respect of royalties

A.     The Company received grants from the government of Israel for participation in research and development, and in exchange, it had committed to pay royalties at a rate of 3% from sales of the research and development outcomes that were funded up to the total grants received, dollar-linked and plus interest at the LIBOR interest (see Note 2c).

B.      On March 2, 2022, the Company received the approval of the IIA to receive a support grant for a total budget of USD $3 million (NIS 10 million) (hereinafter, the “Budget”), for the purpose of a plan to continue the development of cellular therapy to treat ALS. The IIA’s participation will be at a rate of 40% of the total Budget.

As of the date of the financial statements, USD $797 were received.

The total grants received from the National Authority for Technological Innovation by December 31, 2023, for which the Company is contingently liable to pay future royalties, was USD $13,968 thousand (without interest).

As of the date of the financial statements, the Company does not recognize a liability to the IIA, as it does not anticipate having revenues in the foreseeable future.

After the reporting date, the Company received a total of USD $152 thousand in respect of the above plans.

Note 13: — Financial Instruments

A.     Financial assets

Below is a classification of the financial assets and financial liabilities in the financial statements for the financial instrument categories in accordance with IFRS 9:

	December 31
	2023	2022
	USD in thousands
Financial assets at amortized cost:
Accounts receivable	451	292

B.      Financial liabilities, lease, interest-bearing loans and credits

	December 31
	2023	2022
	USD in thousands
Liability for a financial lease – effective interest for the benefit of the calculation 20%
Current maturities	361	397
Non-current liabilities	—	444
	361	841

Annex G-20

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

C.     Financial liabilities, interest-bearing loans, and credits

	The effective interest rate(1)	Repayment date	December 31
			2023	2022
			USD in thousands
Interest-bearing loans and current borrowings from an interested party:
A bank loan, USD $330 in thousands (see Note 9b), the interest rate as of the date of the report is 7.95%	20%	31/12/23	301	292
Loans from related parties (see Note 9c)	20%	See Note 9c	851	893
Convertible loan	370%	See Note 15	230	—
Liability in respect of conversion component and options		See Note 15	1,002	—
Total financial liabilities			2,384	1,185

____________

(1)      The imputed interest is based on an external valuation.

Liabilities for which a transaction was made with an interested party are measured according to fair value at the time of the transaction. Since it is a transaction in the capacity of a shareholder, the Company credits the difference between the fair value and the proceeds from the transaction after deducting the tax to equity in the interested party capital reserve item. The Company assessed the market conditions on the day of the transaction, for each transaction and in different periods, with the help of an independent valuator, at a rate of about 20 percent.

In each reporting period, the Company recognizes financing expenses due to the revaluation of the loan as of the reporting date.

As of the date of the report, the Company recognized financing expenses due to the revaluation of loans from an interested party and a loan from a banking corporation, at USD $153 thousand (in 2022, at USD $200 thousand).

The accrued nominal interest as of December 31, 2023, totaled USD $25 thousand. The interest was paid on January 1, 2024.

D.     Management’s goals and policies regarding financial risk management

The Company’s main financial liabilities consist of loans. These financial liabilities are mainly intended to finance the Company’s operations and provide guarantees that support its operations. The Company’s main assets are comprised of receivables and cash that derive directly from its operations.

The Company is exposed to market risk, interest rate risk, foreign currency risk, and liquidity risk. The Company’s senior management oversees the management of these risks.

1.      Market risks

Market risk is the risk that the fair value or future cash flows from a financial instrument will change because of changes in market prices. Market risks include three types of risk: interest rate risk, currency risk, and other price risks, such as stock price risk and commodity price risk. Financial instruments that are affected by the market risk include, among others, loans and borrowings, and deposits.

2.      Interest risk

The interest risk is the risk that future cash flows from a financial instrument will change because of changes in market interest rates.

Annex G-21

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

3.      Foreign currency risk

The Company is exposed to an exchange rate risk arising from exposure to various currencies, mainly the US dollar and the euro. The exchange rate risk arises from recognized liabilities that are denominated in a foreign currency that is not the functional currency.

4.      Foreign currency sensitivity analysis:

The table below demonstrates the sensitivity test to a reasonably possible change in dollar exchange rates, while all other variables remain unchanged. The impact on the Company’s pre-tax loss is due to the changes in the fair value of financial assets and liabilities.

	December 31
	2023	2022
	USD in thousands
Sensitivity test to changes in the dollar exchange rate

Profit (loss) from the change, before tax:
A 5% exchange rate increase	13	(9)
A 5% exchange rate decrease	(13)	9

5.      Liquidity risks

The Company monitors the risk to a shortage of funds using a liquidity planning tool. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2023

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	532	—	—	—	—	—	532
Lease liabilities	361	—	—	—	—	—	361
Loans from an interested party	873	—	—	—	—	—	873
Bank loans	356	—	—	—	—	—	356
Accounts payable	226	—	—	—	—	—	226
Convertible loan	—	1,409	—	—	—		1,409
	2,348	1,409	—	—	—	—	3,757

December 31, 2022

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	1,049	—	—	—	—	—	1,049
Lease liabilities	526	354	—	—	—	—	880
Loans from an interested party	900	—	—	—	—	—	900
Bank loans	351		—	—	—	—	351
Accounts payable	362	—	—	—	—	—	362
	3,188	354	—	—	—	—	3,542

Annex G-22

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

E.      Changes in liabilities arising from financing activities

	Loans from interested parties	Bank loans	Lease liabilities	Total liabilities arising from financing activities
	USD in thousands
Balance as of January 1, 2021	2,845	345	758	3,948
Effect of changes in fair value	548	56	—	604
Recognition of the financial lease			209	209
Repayment of lease liability	—	—	(429)	(429)
Loan repayment	(1,923)	—	—	(1,923)
Changes against capital reserves	(477)	(73)	—	(550)
Revaluation recognized in OCI	25	11	17	53

Balance as of December 31, 2021	1,018	339	555	1,912
Effect of changes in fair value	111	53	—	164
Repayment of lease liability	—	—	(474)	(474)
Recognition of lease liabilities	—	—	842	842
Changes against capital reserves	(119)	(61)	—	(180)
Revaluation recognized in OCI	(118)	(39)	(81)	(238)

Balance as of December 31, 2022	892	292	842	2,026
Effect of changes in fair value	114	70	—	184
Repayment of lease liability	—	—	(448)	(448)
Recognition of the liability in respect of the convertible loan	201	—	—	201
Recognition of the liability due to the conversion component and options	1,021	—	—	1,021
Changes against capital reserves	(129)	(53)	—	(182)
Revaluation recognized in OCI	(6)	(8)	(33)	(47)
Balance as of December 31, 2023	2,093	301	361	2,755

F.      Management of the Company’s capital

The Company’s goals in managing its equity are to preserve the Company’s ability to ensure business continuity, and thus generate a return for the shareholders, investors, and other stakeholders.

The group has pledged some of its short-term deposits. As of December 31, 2023, and 2022, the fair value of the pledged deposits is USD $170 and $163 thousand, respectively (see Note 17g). After the reporting date, the deposit was reduced to a total of USD $133 thousand.

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits include short-term benefits, post-employment benefits, other long-term benefits, and termination benefits.

Post-employment benefits

The applicable labor laws and the Severance Pay Law in Israel require the Company to pay severance to employees upon their dismissal or retirement, or to make regular contributions into defined contribution plans according to Section 14 of the Severance Pay Law, as described below. The Company’s liability accounted for is a post-employment benefit.

Annex G-23

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

The calculation of the Company’s liability with respect to employee benefits is determined according to the effective employment agreement and the employee’s salary and employment terms, which establish the right to receive compensation.

The post-employment employee benefits are generally funded by contributions that are classified as a defined benefit plan or a defined contribution plan, as detailed below.

1.      Defined contribution plans

Section 14 to the Severance Pay Law (1963) applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Expenses for defined contribution plans	91	142	140

2.      Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

1)      Changes in the defined benefit liability and the fair value of the plan’s assets

2023

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2023	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2023
	USD in thousands
Defined benefit liabilities	(594)	(25)	(32)	(57)	208	5	(18)	(13)	—	(455)
Fair value of the plan’s assets	575	—	31	31	(192)	—	2	2	34	450
Net liability (asset) for a defined benefit	(19)	(25)	(1)	(26)	16	5	(16)	(11)	34	(5)

Annex G-24

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

2022

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2023	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2023
	USD in thousands
Defined benefit liabilities	(832)	(48)	(19)	(67)	46	94	30	124	—	(623)
Fair value of the plan’s assets	704	—	16	16	(46)	—	(33)	(33)	46	603
Net liability (asset) for a defined benefit	(128)	(48)	(3)	(51)	—	94	(3)	91	46	(20)

2)      The main assumptions in respect of a defined benefit plan

	2023	2022
	%	%
Discount rate(A)	3.0	2.6
Expected salary increase rate	2.0	2.0

____________

(A)     The discount rate is based on high quality index-linked corporate bonds.

Below are the reasonably possible changes as of the end of the reporting period, for each actuarial assumption, assuming that the other actuarial assumptions are constant:

The change in the defined benefit liability
USD in thousands
As of December 31, 2023:

Sensitivity test to a change in the rate of the expected salary increase

The change as a result of:

Salary increase of 1%	32
Salary decrease of 1%	(27)

Sensitivity test to a change in the discount rate of the plan’s assets and liabilities

The change as a result of:

Increase of 1% in discount rate	(27)
Decrease of 1% in discount rate	32

Annex G-25

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS

A.     On October 16, 2023, the Company entered into an agreement with the Alpha Capital Anstalt Fund (hereinafter, the “Alpha Fund”) and Mr. Julian Rogeri (hereinafter, “Mr. Rogeri”), one of the Company’s shareholders, to invest up to USD $1.7 million in the Company through a convertible loan (hereinafter, the “Loan Principal”) that may be converted into ordinary shares and non-marketable warrants, exercisable into the Company’s ordinary shares of NIS 0.1 par value. The loan agreement was approved at the shareholders’ meeting on December 3, 2023.

Below are the terms of the loan:

1.      A total of USD $1.25 million (Alpha Fund — USD $1 million; Mr. Rogeri — USD $250 thousand) (hereinafter, the “Initial Loan Amount”) will be disbursed by the investors up to 7 days after the fulfillment of all the conditions (as defined below) (hereinafter, the “First Completion Date”).

2.      The Company will have the right to require the investors to provide the Company with an additional amount in excess of the Initial Loan Amount, of USD $450 thousand (Alpha Fund — USD $200 thousand; Mr. Rogeri — USD $250 thousand) (hereinafter, the “Second Loan Amount”) in the 12-month period starting on the First Completion Date.

The loan principal will bear interest at an annual rate of 10% (non-linked) (hereinafter, the “Interest” and with the loan principal, the “loan”). The loan repayment date will be after 15 months from the First Completion Date, and despite the above, the Company may extend the loan repayment date by an additional period of 6 months (hereinafter, the “Extension Period” and the “Repayment Date,” respectively). The Company will not be allowed to pay off the loan before the Repayment Date.

On the due date, the investors will be entitled, at their sole discretion, to repayment of the loan (principal and interest) in one of the following two methods: (a) paying off the loan in cash, or (b) paying off the loan by way of conversion into ordinary shares of the Company, p.v. NIS 0.1 each (hereinafter, “Shares”); in the event that on the due date, the Company will not have the means to repay the loan, the investors may, at their sole discretion, convert the loan, as described above, or remain indebted until a later date when the Company can repay the loan. It is clarified that the investors have the right to convert the loan into Shares at any time starting from the date of depositing the Initial Loan Amount, at their sole discretion.

3.      To the extent that the investors choose to convert the loan into shares, the loan will be converted into shares at the price that is the lower of (a) a Company value of USD $7 million (NIS 28 million) (before the investment money), based on issued and paid-up capital on the conversion date, or (b) a price that reflects a 10% discount on the average price of the Company’s share in the 30 trading days preceding the date of the conversion notice, subject to additional conversion price adjustments to protect against dilution (as detailed below). It is clarified that in any case, the conversion price for each share will not be less than the minimum price per share according to the Tel Aviv Stock Exchange rules and regulations (hereinafter, the “Stock Exchange”), as applicable from time to time (hereinafter, the “conversion shares” and the “conversion price,” respectively), as the Company makes capital changes (capital split/consolidation, etc.), the conversion shares and the conversion price will be adjusted in order to safeguard the investors’ rights accordingly. To clarify, investors will not be allocated securities for this transaction in any case: (a) at a rate exceeding 74.99% of the Company’s issued and paid-up capital after full dilution; and/or (b) an amount that would require a tender to acquire all outstanding shares, as this term is defined in the Company’s law. Any part of the loan that is not converted into equity will remain as the Company’s debt to the investors.

4.      To the extent that the investors choose to convert the loan into shares, and subject to obtaining the Stock Exchange’s approval (as required), the Company will also issue non-marketable warrants to the investors that can be exercised for shares, which will reflect a rate equal to 125% of the total conversion shares that will be received as a result of the loan’s conversion (hereinafter, the “Warrants,” and with the conversion shares, the “Offered Securities”). The exercise price of the Warrants will be equal to a rate of 110% of the conversion share price, and the warrants’ exercise period will be 42 months from the date of their

Annex G-26

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

issuance. To the extent that the Company extends the payment date by the Extension Period, the Company will issue warrants to the investors, which will reflect an amount of 50% of the shares that resulted from and/or that the investors would be entitled to if they chose to convert the loan amount payable at the time of the notice of the Extension Period, under the same conditions as the warrants’ conditions (hereinafter, the “Additional Warrants”). Notwithstanding the above regarding the issuance of the Additional Warrants, if the Company’s securities are listed on the Nasdaq Capital Market on or before the due date, or if the Company has a pending application for listing on the Nasdaq Capital Market, the investors will not be entitled to the Additional Warrants.

5.      Until the full repayment date of the loan, the investors will be entitled to an anti-dilution mechanism when the loan is converted, to the extent that it is converted, upon the occurrence of a dilutive event (as defined in the agreement), and: (a) if the price per share (or the effective price per unit, as the case may be) in the dilutive event (hereinafter, the “Effective Price”) reflects a discount of less than 10% of the last conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, and the total shares that had been issued up to that time under all the dilutive events would be lower than 20% of the Company’s issued and paid-up capital after the issuance of the shares in the last dilutive event, the protection mechanism will be based on a weighted average of the Company’s share capital before and after the dilutive event, as stipulated in the agreement; or (b) if the Effective Price of the security to be issued in the event of a dilutive event reflects a discount of more than 10% of the relevant conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, or if the total of the shares that had been issued up to that time under all the dilutive events would be 20% or more than the Company’s issued capital after the issuance of the shares in the last dilutive event — the protection mechanism will be on a “full ratchet” basis, that is, the conversion price will be adjusted to the Effective Price of the security.

6.      Investors will have the right to demand the repayment of the loan immediately in the customary cases in agreements of this type, the main of which are: (a) the submission of an application by or against the Company for insolvency, liquidation, settlement, etc., that is not dismissed or stricken out within 90 days; (b) the appointment of a receiver, liquidator, trustee, special manager, etc., without their release after a period of more than 30 days; (c) the termination or suspension of all or substantially all of the Company’s business activities at that time, for a period that exceeds 30 days; (d) a material violation of a condition, representation, or warranty made by the Company as part of the convertible loan agreement that is not rectified for up to 30 days from the date of receipt of a written notice of the said violation; (e) non-payment of the loan on the due date in accordance with the convertible loan agreement (hereinafter, “Causes for Immediate Repayment”). Insofar as a cause for immediate repayment has occurred and the Company does not make the loan repayment within 3 business days from the date of receipt of said demand, the investors will be entitled to demand the repayment of the loan through conversion according to the lower of (a) a Company valuation of USD $7 million (pre-money) on the basis of issued and paid-up capital; (b) a 20% discount on the average price of the Company’s share in the 30 trading days preceding the date of the conversion notice (hereinafter, the “Conversion of the Loan upon an Immediate Repayment Cause”).

7.      The completion of the convertible loan agreement depends on the fulfillment of the conditions precedent, the main ones of which are detailed below:

A.     Obtaining the Stock Exchange’s approval for the issuance of all the Offered Securities;

B.      Obtaining the approval of the general meeting of the Company’s shareholders;

C.     Amending the Company’s Articles of Association in such a way that the maximum number of directors that serve on the Company’s Board of Directors will be reduced to only 6 directors and receiving letters of resignation from 2 directors;

Annex G-27

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

D.     The Stock Exchange’s approval.

On December 13, 2023, all the conditions precedent for the completion of the investment transaction in the form of a convertible loan with the Company’s shareholders were met.

Until December 21, 2023, the investors transferred a total of USD $1,250 thousand (NIS 4,540 thousand), gross, and the issuance expenses totaled USD $55 thousand.

In accordance with the embedded derivative measurement guidance, as set forth in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the host contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the host contract, as Noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

The issuance expenses totaled USD $55 thousand, of which, USD $45 thousand are attributed to profit and loss, and USD $9 thousand were deducted from the amount received in respect of the host contract.

As part of the valuation project that was carried out by an independent external valuator at the time of completion, the total net consideration received by the Company, USD $1,240 thousand, was first allocated to the conversion component and a financial derivative in respect of the conversion mechanism, which constitutes a financial liability that was measured initially and in subsequent reporting periods at fair value through profit or a loss, in accordance with the provisions of IFRS 9, “Financial Instruments.” The remaining amount was attributed to the debt component, which will be presented at amortized cost and at a discount rate of 370%.

In accordance with the above, the breakdown of the components of the convertible loan agreement as of the completion date are as follows:

Fair value
USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	204
Consideration attributed to the conversion component and the financial derivative	1,038
Total consideration less the issuance expenses	1,242

The fair value estimate of the financial derivative component was completed, and as of December 31, 2023, it was calculated as part of a valuation that was carried out by an independent external valuator using the Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned model are:

	December 31 2023	Completion date
Share price	59.3	60.4
Volatility – conversion component of loan	55%	55%
Volatility – warrants	73%	73%
Risk-free interest – conversion component	3.8%	3.85
Risk-free interest – warrants	3.6%	3.6%
Life expectancy (years)	1.17	1.25

Annex G-28

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

Below is the movement in the conversion and financial derivative component:

Year ended on December 31, 2023
USD in thousands
Balance as of January 1	—
Initial recognition	943
Financing income in respect of the revaluation of a financial derivative and the conversion component	(35)
Revaluation recognized in OCI	94
Balance as of December 31	1,002

The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

As of the reporting date, the Company recognized financing expenses in respect of interest party loan revaluations, at USD $25 thousand.

Note 16: — Taxes on income

A.     The tax rates applicable to the Company

The Israeli corporate income tax was 23% in 2023, 2022, and 2021.

A Company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

B.      Deferred taxes

The Company has business losses and capital losses for tax purposes that are carried forward to the following years and amount to USD $57,177 thousand (NIS 207,383 thousand) as of December 31, 2023. Deferred tax assets were recognized in the financial statements in respect of these losses (up to the total liability for deferred taxes), at USD $836 thousand (in 2022 — USD $839 thousand).

C.     Final tax assessments

Final tax assessments were issued for the Company, up to and including the 2019 tax year.

Annex G-29

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 16: — Taxes on income (cont.)

D.     Deferred taxes

Composition:

	Statements of Financial Position		Statements of profit or loss			Movement in other comprehensive income statement
	December 31		For the year that ended on December 31			For the year that ended on December 31
	2023	2022	2023	2022	2021	2023	2022	2021
	USD in thousands
Deferred tax liabilities
Loans from an interested party	(851)	(815)	—	—	—	(54)	(50)	(137)

Deferred tax assets
Carryforward tax losses	851	815	54	50	137	—	—	—
Deferred tax revenues			54	50	137
Movement in other comprehensive income						(54)	(50)	(137)
Deferred tax assets (liabilities), net	—	—

E.      Income taxes included under profit or loss

	Year that ended on December 31
	2023	2022	2021
	USD in thousands
Deferred taxes, see also Section D above	54	50	137

Note 17: — Contingent liabilities and COMMITMENTS

A.     Regarding the contingent liability to the chief scientist (see Note 12).

B.      On May 31, 2009, the Company signed a research agreement and a license agreement with a third party, according to which the third party would perform research for the Company for 3 years in accordance with a predetermined research plan, in exchange for a payment of USD $480 thousand. In addition, a third party granted the Company a license to use the technology it had developed in exchange for royalties equal to 5% of product sales and the provision of drug scanning services for a period of 15 years from the date the Company’s sales commence, as well as 20% of the proceeds from the sale of sub-licenses by the Company. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively.

In May 2013, the Company signed an amendment to the agreement. According to the amendment, the third party would perform research for the Company for another 4 years in accordance with a predetermined research plan, in exchange for a payment of USD $480 thousand. In addition, the Company would pay royalties equal to 5% of the Company’s revenues from product sales and the provision of drug scanning services, and 20% of the proceeds from the sale of sublicenses by the Company, as well as royalties at rates ranging from 2% to 7.5% for the sale of drug scanning products and additional receipts that the Company would receive from these products. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5%, 15%, and a rate ranging from 1.4% to 5.25%, respectively.

On January 19, 2016, the Company entered into an addendum to the agreement with the third party, under which the Company would receive a non-exclusive license to use stem cells for the production of a cell therapy for ALS. The license also included scientific research to be carried out in third-party research laboratories.

Annex G-30

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

On March 24, 2020, the Company entered into an addendum to the agreement with the third party under which all the Company’s contracts became a non-exclusive license to use stem cells to create a cell therapy. In return, the rate of all royalties was reduced to 4% (compared to 5%) of product sales for a period of 15 years from the start of sales, and the payment for sublicenses was reduced to 15% (compared to 20%), provided that it does not fall below 1.25% of the sales. Since the Company has an agreement to pay royalties to an additional third party, in this case the royalty rates would be reduced from 4% to 2% of the product sales, and the payment for the sub-licenses would be reduced to 10%. In addition, the Company would pay the aforementioned third party a payment for reaching milestones in the transplant product for the treatment of ALS according to the following rules:

A.     USD $150 thousand at the beginning of clinical phase IIb.

B.      USD $200 thousand at the beginning of clinical phase III.

C.     USD $2 million when obtaining a marketing license for a product to treat ALS in the US or Europe.

In addition, the Company paid an annual license maintenance fee of USD $50 thousand until 2019, which was reduced to USD $30 thousand per year from 2020 and until 15 years pass from the current agreement’s execution. The annual license maintenance fees will be offset from the royalty payments.

As of December 31, 2023, the Company has a royalties liability equal to USD $75 thousand.

C.     On August 31, 2009, the Company signed a license agreement with a third party, according to which the third party granted the Company a license to use the technology developed in exchange for the following payments:

—     An annual payment of USD $20 thousand, starting at the end of the fourth year from the date of signing the contract;

—     Milestone payments of up to USD $9,650 thousand;

—     Royalties at a rate of 3.5%-5% of the sales (according to the terms set forth in the agreement) for a period of 20 years from the date the Company’s sales commence in each country or the date the patent expires in each country, whichever is later, as well as 20% of the proceeds from the sale of sublicenses by the Company. In case that the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively. In addition, if the license becomes a non-exclusive license, the above payments will be reduced by 50%.

As of December 31, 2023, the Company has not yet made any payments in respect of the milestones.

D.     On November 30, 2014, the Company signed a license agreement with an academic institution in the United Kingdom. As part of the agreement, the Company would be given a license for the commercial use of a Pluripotent stem cell line at a clinical level. It was agreed that the bulk of the payment to the academic institution would be made upon reaching future milestones and as royalties on future sales, as follows: 30,000 pounds sterling (USD $45,000) would be paid by the Company after receiving the Company’s confirmation that the cells are suitable for human use; a sum of 50,000 pounds sterling (USD $75,000) would be paid by the Company when the cells are used in clinical trials (that is, upon entering the phase clinical trials phase with an ALS indication). The Company stated that if the cells are not used in clinical trials, no payment would be made for them. The rate of royalties to be paid by the Company is 2% of the net revenue from the sale of a product to be developed.

As of December 31, 2023, the Company did not use the aforementioned cells.

Annex G-31

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

E.      On January 26, 2015, the Company entered into a research and license agreement with Ramot at Tel Aviv University Ltd. (hereinafter, “Ramot”) and scientist Prof. Shimon Efrat, for the development and commercialization of therapeutic products to accelerate the development of a cellular drug in the field of diabetes. The aforementioned research supports the Company’s technology for the differentiation of stem cells into insulin-secreting pancreatic cells for the treatment of diabetes. Ramot would grant the Company a license to use Ramot’s knowledge, which would be created as part of the joint research, and Prof. Efrat would provide consulting services to the Company and join the Company’s advisory board. The agreement term for each product and each country where a patent is registered will be the longer of the two option as detailed: 1. 15 years from the date of the first sale of the product or the patent expiration date in the relevant country.

2.      The patent expiration.

For the cooperation between the parties, the Company would pay Ramot royalties at a rate of 0.4% to 0.8% of product sales, depending on the product’s progress according to regulatory milestones and the degree of use of Ramot’s technology that would be created during the project, as stipulated in the agreement. In addition, royalties at the rate of 2.75% will be paid to the Company in return for granting a sublicense in the diabetes product, depending on reaching the milestone specified in the agreement; or royalties at a rate of 7% if the granted sublicense is for a product that incorporates Ramot’s technology. It was also agreed that the Company would grant Ramot up to 200,000 options, without consideration, which would be granted depending on reaching regulatory milestones, at rates as follows: 30% of the options would be granted after holding a meeting with a regulator, prior to submitting the Investigational New Drug (IND) application; 30% additional options would be granted after the submission of the IND application; and 40% additional options would be granted after receiving the IND approval. the granting of the aforementioned options is subject to Prof. Efrat continuing to advise the Company throughout various stages of the product’s regulatory approval. The Board of Directors authorized the granting of the aforementioned options.

In addition, Prof. Efrat was added to the Company’s scientific advisory board, and within this, the Company’s Board of Directors authorized a private placement of 20,000 non-marketable options to Prof. Efrat, exercisable for $5,340 USD $0.003 USD p.v. (20,000 NIS 0.01 p.v). ordinary shares of the Company. The options will vest over a period of 4 years and can be exercised until January 22, 2025, at an exercise price per share of USD $1.8.

As of December 31, 2023, the Company has no royalties liability in respect of the agreement.

F.      On May 4, 2023, the Company and iTolerance, Inc. (hereinafter, “iTolerance”) signed a cooperation agreement for the implementation of the project (hereinafter, the “Cooperation Agreement”), and on May 8, 2023, the Company, iTolerance, and the BIRD foundation signed a funding project and cooperation agreement (hereinafter, the “BIRD agreement,” and with the Cooperation Agreement, the “Agreements”). The Agreements were signed in connection with obtaining the approval of the BIRD foundation, a binational Israeli and US R&D fund, whose purpose is to encourage and support industrial collaborations between Israeli and US companies (hereinafter, the “BIRD Foundation”) for the receipt of a grant totaling USD $1 million (hereinafter, the “Grant”), which would be divided between the parties in equal parts, to support the joint development of an innovative treatment in the field of diabetes by the Company and the US Company, iTolerance, with a total budget of USD $2 million for a period of 30 months (hereinafter, the “Project” or the “Grant period”).

The total grants received in 2023 from the BIRD Foundation are USD $84 thousand.

As of December 31, 2023, the Company has an outstanding balance of USD $170 thousand in respect of income receivable from the BIRD Foundation.

G.     The Company gave a bank guarantee of USD $170 thousand to ensure the fulfillment of its liabilities in respect of leasing the offices and the credit limit on the credit cards. Bank deposits in the same amount were pledged to secure the guarantee after the reporting date, and the bank guarantee was reduced to USD $133 thousand.

Annex G-32

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY

A.     Composition of the share capital

	December 31
	2023		2022
	Authorized	Issued and paid up	Authorized	Issued and paid up
	Number of shares
Ordinary shares, p.v. USD $0.03 per share (p.v. NIS 0.1 per share)	150,000,000	41,936,899	100,000,000	36,406,747

B.      Movement in share capital

Issued and paid-up capital:

	Number of shares	USD par value in thousands
Balance as of January 1, 2022	33,651,997	999
Exercise of equity options into shares	1,232,395	36
Issuance of share capital	1,522,355	46

Balance as of December 31, 2022	36,406,747	1,081

Issuance of share capital	5,530,152	157

Balance as of December 31, 2023	41,936,899	1,238

C.     The rights attached to shares

The ordinary shares give their owners the right to participate and vote in the Company’s general meeting, the right to participate in the Company’s profits in the event of the Company’s liquidation, and the right to receive a dividend, as declared.

D.     On February 19, 2020, the Company published a material private placement, according to which:

1.      645,706 non-marketable warrants (Series E1) each of which would be exercisable for one ordinary share with a p.v. NIS 0.1 of the Company for an exercise price of about NIS 3; the warrants would be exercisable until September 30, 2020 (hereinafter, the “Series E1 Warrant”).

The warrants’ value, USD $173 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.00

On September 30, 2020, 638,708 Series E1 warrants totaling USD $170 thousand expired.

2.      645,706 non-marketable Series E2 Warrants, each of which was exercisable into an ordinary share in the Company, USD$ 0.03 p.v., for an exercise price of USD $1.46, the warrants were exercisable until December 31, 2021 (hereinafter, the “Series E2 Warrant”).

Annex G-33

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

The value of the warrants, USD $156 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.02

The issuance of Series E1 warrants and Series E2 warrants was approved by the Company’s Board of Directors on February 13, 2020, the issuance of the shares that would result from the exercise of the warrants was approved for listing by the TASE on March 12, 2020.

On August 31, 2021, 67,884 Series E2 warrants were exercised for USD $99 thousand (the exercise price).

On December 31, 2021, 577,882 Series E2 warrants, totaling USD $140 thousand, expired.

E.      On April 25, 2021, after receiving the approval of the Company’s Board of Directors on April 21, 2021, the Company completed an issuance in the amount of USD $6.85 million by way of a private placement led by Clover Wolf, Clover Alpha (hereinafter, “Clover”) and Alpha Capital Anstalt — European investment fund (hereinafter, “Alpha”), for USD $4.6 million and USD $2 million respectively, as well as a total of USD $0.22 million by 2 additional investors (hereinafter, the “Consideration”).

Below are the main terms of the private placement:

7,861,752 ordinary shares, p.v. NIS 0.1 (USD $0.03) each, as well as 7,861,752 non-marketable warrants for the purchase of up to 7,861,752 ordinary shares, p.v. NIS 0.1 (USD $0.03 each, which will be issued in three series; 3,930,876 Series A warrants; 1,965,438 Series B1 warrants; and 1,965,438 Series B2 warrants, under the conditions detailed below:

The warrants terms

Each warrant of Series A would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the date of their issuance and until July 31, 2022, for an exercise price of NIS 3.5 (USD $1.08).

Each warrant of Series B1 would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the date of their issuance and until April 3, 2023, for an exercise price of NIS 4.4 (USD $1.35)

Each warrant of Series B2 would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the occurrence of vesting event until April 30, 2023, against a cash payment of an exercise price of NIS 4.4 (USD $1.35);

A “vesting event”–the Company’s completion of a public financing process in an amount not less than NIS 10,000,000 (USD $3,113,000) (net of interested party investments in the Company, as applicable) during the period that begins after the completion of this issuance and ends on October 30, 2021 (see Note 18f).

The warrants’ value, USD $2,389 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Expected share price volatility (%)	74% – 75%
Risk-free interest rate (%)	0.1%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.129 – 1.05

As of July 9, 2021, the receipt of the total Consideration according to the investment agreements was completed, at USD $6,859 thousand, and after deducting the issuance expenses, USD $346 thousand, the Company received a total of USD $6,513 thousand.

On April 30, 2023, 3,930,876 non-marketable equity-based Series F warrants (B1 and B2) expired.
Annex G-34

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

F.      On October 21, 2021, the Company’s Board of Directors gave its approval, after receiving the approval of the audit committee, for a private investment in the Company in the aggregate amount of USD $2.94 million (NIS 9.45 million) by way of a private placement and the exercise of non-marketable warrants (Series A). In accordance with the investment agreement, the 5 investors who had participated in the April 25, 2021, private placement led by Clover and Alpha Fund would exercise the Series A warrants they hold through an early exercise. In exchange for the fact that the investors would immediately exercise the Series A Warrants, in a total amount of USD $2.94, whose expiration date is July 31, 2022, and accordingly would inject an investment into the Company that totals USD $2.94 million, in return, they would be issued 2,158,783 Series C warrants, with an exercise price per warrant of USD $2 (NIS 7) until December 31, 2023.

Until December 31, 2021, 1,466,087 non-marketable Series A warrants were exercised, for which the Company received a total of USD $1,600 thousand. The fair value of the warrants, USD $604 thousand, was credited to share premium.

On January 10, 2022, the investment mentioned above was completed as part of the warrant exchange transaction, and the Company received the consideration USD $1,340 thousand, and thus the receipt of the total consideration according to the investment agreements was completed, totaling USD $2,940 thousand (USD $2,792 thousand, net).

G.     On October 21, 2021, the Company’s Board of Directors, following the audit committee’s approval, approved the Company’s entry into an investment agreement with Prof. Revel and Mr. Rogeri, who are interested parties in the Company (hereinafter, the “Investment Agreements” and the “Interested Parties”). In the Investment Agreements, it was determined that in exchange for a total of USD $2.1 million (Prof. Revel — USD $1.1 million; Mr. Rogeri — USD $1 million), the Company would issue to them, in accordance with their investment ratio, 1,550,478 ordinary shares in the Company, p.v USD $0.03 (p.v. NIS 0.1), so that Prof. Revel would be issued 804,383 ordinary shares of the Company, p.v. USD $0.03 (p.v. NIS 0.1), and Mr. Rogeri would be issued 746,095 ordinary shares of the Company, USD $0.03 (p.v. NIS 0.1), and that in exchange for USD $1.5 million, the Company will repay loans that had been received from an interested party before, whose repayment date has passed. Prof. Revel would be repaid USD $0.1 million by the Company, Mr. Rogeri would be repaid USD $0.4 million, and the remaining amount, USD $0.6 million, was received in cash from Mr. Rogeri.

On December 7, 2021, the general meeting of shareholders authorized the Investment Agreements.

On December 23, 2021, the full consideration was received and the transaction was completed.

H.     On November 23, 2021, the Board of Directors approved the entry into a private placement agreement in the amount of USD $3.2 million with Ilex Medical Ltd (hereinafter, the “Placement,” the “Investment Amount,” and the “Investor”). The agreement with the Investor was signed on November 24, 2021.

As part of the Placement, the Investor would be issued 2,345,216 ordinary shares. In addition, the Investor would be issued 1,407,130 non-marketable warrants eligible for conversion into 1,407,130 marketable shares without consideration. The offered warrants would be issued in two series. The warrants’ exercise prices are USD $2.3 and USD $2.7. The warrants would be exercisable from the date of their issuance until December 31, 2023, and December 31, 2024, respectively. The full consideration was received on December 28, 2021, and the Company issued shares and warrants in accordance with the Placement Agreement. As of December 31, 2023, 703,565 warrants have not yet been exercised.

I.       On December 12, 2022, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 ordinary shares, p.v. USD $0.3 per share (p.v. NIS 0.1 per share), and the capital increase, respectively, so that after the capital increase, the authorized share capital of the Company will be USD $2.9 million, divided into 100,000,000 ordinary shares.

Annex G-35

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

On December 12, 2022, the Company published a shelf offering by way of rights. The shares are offered by way of rights to the Company’s shareholders, in such a way that each shareholder who holds 100 ordinary shares, p.v. USD $0.03 each (p.v. NIS 0.1 each), of the Company would be entitled to purchase 1 rights unit. 1 rights unit consists of 32 ordinary shares of the Company, p.v. USD $0.03 each (p.v. NIS 0.1 each), and the total price of each rights unit is USD $10; the total number of rights units offered is up to 14,623,392 rights units.

Until December 31, 2022, the Company received notices for 47,574 rights (in exchange for which 1,522,335 shares were issued as of the reporting date) for a total of USD $475 thousand.

By the end of the financing round on January 9, 2023, the Company received notices for 390,220 rights to purchase 7,507,052 ordinary shares of the Company. The gross immediate consideration received by the Company for the rights issued according to the shelf offering totaled USD $2,204 thousand (the issuance expenses totaled USD $52 thousand).

On January 1, 2023, 2,175,800 Series 6 warrants expired.

J.       During the year 2023, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 ordinary shares, p.v. USD $0.03 per share (p.v. NIS 0.1 per share), of the Company, and the capital increase, respectively, so that the authorized share capital of the Company after the capital increase would be USD $4.4 million, divided into 150,000,000 ordinary shares.

NOTE 19: — SHARE-BASED PAYMENT

A.     Expense that was recognized in the financial statements

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Total expense arising from share-based payment transactions	149	235	91

B.      Share-based payment plan

On February 1, 2011, the Company adopted an option plan for employees, directors, and consultants. For the purpose of the plan, the Company reserved a pool of 750,000 ordinary shares. On January 25, 2021, the Company’s Board of Directors resolved to extend the plan by another 5 years so that the plan will expire on January 31, 2026. On March 25, 2021, the Board of Directors decided to reserve a pool of 1,700,000 ordinary shares for the plan. The options are exercisable for up to 10 years from the grant date or until the expiration date as defined in the plan, whichever comes first. The value of the options for the Company’s employees and directors was then determined according to the binomial model, and the value of the options for consultants and underwriters is determined according to the Black-Scholes model.

On March 28, 2022, the Company’s Board of Directors adopted a new global options plan as part of the decision to evaluate the listing of the Company’s shares on the Nasdaq Capital Market. The new plan is intended for the Company’s employees, consultants, service providers, and officers (including directors) (hereinafter, the “New Options Plan” or the “New Plan”). The New Plan allows non-marketable options (hereinafter, the “Options”) that can be exercised for the Company’s shares to be granted at different exercise prices, as well as restricted share units. The New Plan entered into force on the day of its adoption by the Board of Directors and subject to the required submission to the tax authorities, in accordance with the law. The New Plan will expire at the end of 10 years from the aforementioned date.

Annex G-36

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

C.     On March 10, 2021, the general meeting of the shareholders approved the grant of Options to the Company’s new CEO as part of his employment agreement, as well as to the current chairman of the Company’s Board of Directors as part of the engagement agreement, according to which 500,000 options were granted to the Company’s CEO, each of which is exercisable into one ordinary share, p.v. USD $0.03. The exercise price of the Options will be as follows: 300,000 options at an exercise price of USD $0.7, 150,000 options at an exercise price of USD $1 (NIS 3), and 50,000 options at an exercise price of USD $1.7 (NIS 5). The vesting period of the Options is 3 years, wherein one-third of the Options are to mature after 1 year and the remaining Options are to mature linearly over 8 quarters. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options will be exercisable for a period of 5 years from their grant date.

The Options’ value, USD $62 thousand, was determined according to the Black-Scholes model based on the following assumptions:

100,000 options were granted to the chairman of the Board of Directors, each of which is exercisable into one ordinary share, p.v USD $0.03 (p.v. NIS 0.1), for an exercise price of USD $0.81 (NIS 2.68). The vesting period of the Options is 1 year from their grant date. The Options will be exercisable for a period of 5 years from their grant date. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options’ value, USD $30 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	72%
Risk-free interest rate (%)	0.3%
Share price USD $0.03 p.v (NIS 0.1 p.v.) (USD)	1.1

D.     On June 12, 2022, the shareholders’ meeting approved the grant of non-marketable options that can be exercised into ordinary shares, p.v. USD $0.03 each, in a 1:1 ratio as follows: 708,000 options for the CEO, and approximately 625,000 options for the chairman of the board.

The Options will vest over a period of 36 months in equal quarterly installments at an exercise price of USD $0.7. The vesting of the Options shall accelerate in certain cases, such as the sale of the Company, the Company’s listing on the Nasdaq Capital Market, or raising over USD $10 million in equity. The Options’ exercise period is 10 years.

The Options’ value, USD $381 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	65%
Risk-free interest rate (%)	3.1%
Share price USD $0.03 p.v (NIS 0.1 p.v.) (USD)	0.475

Annex G-37

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

E.      Movement throughout the year

Below is a table that that specifies the changes in the amount of stock options and the weighted average of their exercise price:

	2023		2022
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		USD		USD
Share options outstanding at the beginning of year	2,481,000	1.38	1,235,500	2.6
Share options granted during the year	—	—	1,333,000	0.71
Share options that expired during the year	(252,892)	4.07	(72,500)	3.19
Share options forfeited during the year	—	—	(15,000)	0.73
Share options outstanding at end of the year	2,228,108	1.08	2,481,000	1.45
Share options exercisable at the end of the year	2,186,437	1.09	1,151,638	229

The weighted average of the remaining contractual life of the share options as of December 31, 2023, is 4 years (as of December 31, 2022, 2.25 years). The share options’ exercise price range as of December 31, 2023, is USD $0.64 – 4.14 (as of December 31, 2022 — USD $0.64 – 4.14).

NOTE 20: — ADDITIONAL DETAILS ON THE STATEMENT OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS

A.     Research and development expenses, net

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Wages, salaries and related expenses	1,250	2,513	2,683
Share-based payment	—	(3)	14
Materials	75	766	964
Office leasing and maintenance	72	240	310
Consultants and subcontractors	126	1,514	887
Patent registration	52	84	86
Depreciation and amortization	525	481	485
Vehicles	—	1	6
Travel abroad expenses	16	23	—
Less – Participation of Chief Scientist and others	(508)	(1,129)	(134)
	1,608	4,490	5,301

B.      Marketing expenses

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Wages, salaries and related expenses	56	175	10
Advertising and public relations	25	89	139
	81	264	149

Annex G-38

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20: — ADDITIONAL DETAILS ON THE STATEMENT OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS (cont.)

C.     General and administrative expenses

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Wages, salaries and related expenses	416	679	861
Professional services and consultants	269	362	408
Legal fees	177	176	188
Office leasing and maintenance	22	42	77
Share-based payment:
employees, consultants, and directors	130	245	87
Directors’ fees	167	197	309
Vehicles expenses	8	13	23
Depreciation and amortization	95	96	87
Other general and administrative expenses	19	(10)	34
	1,303	1,800	2,074

D.     Financing expenses, net

	Year that ended on December 31,
	2023	2022	2021
	USD thousand
Financing income
Exchange rate differences	—	8	—
Other financing income	36	14	—	*)
	36	22	—	*)
Financing expenses
Exchange rate differences	8	—	2
Financing expenses in respect of lease	82	73	122
Financing expenses in respect of short-term credit and bank fees	24	8	21
Revaluation of loans from an interested party	239	201	604
	353	282	749
Financing expenses, net	317	261	749

____________

*)       Less than USD $1 thousand

Annex G-39

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 21: — Loss per share

	Year that ended on December 31
	2023		2022		2021
	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders
	In thousands	USD in thousand	In thousands	USD in thousand	In thousands	USD in thousand
Number of shares and total loss	41,936	3,355	34,873	6,765	23,691	8,136
Adjustment for bonus shares and rights issue	488	—	403	—	274	—
For the purpose of calculating basic and diluted loss	42,424	3,255	35,276	6,765	23,965	8,136

The loss per share for December 31, 2022, and 2021, was restated following the issuance of the aforementioned rights, in respect of the benefit component.

Note 22: — BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.     Balances with interested and related parties:

December 31, 2023:

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	852	—
Accounts payable	—	200
Convertible loan	230	—
Liability in respect of conversion component and options	1,002	—
Total	2,084	200

As of December 31, 2022

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	893	—
Accounts payable	—	190
Total	893	190

Annex G-40

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (cont.)

B.      Transactions with interested and related parties:

Year ended December 31, 2023

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	298	130	*)
General and administrative expenses	760	—
Financing expenses	—	239
	1,058	369

____________

*)       Including USD $130 thousand in theoretical wages to an interested party.

Year ended December 31, 2022

	Key management personnel	Interested party
	USD thousand
Research and development expenses	417	143	*)
General & administrative expenses	1,247	9
Financing expenses	—	200
	1,664	352

____________

*)       Including USD $143 thousand in theoretical wages to an interested party.

Year ended December 31, 2021

	Key management personnel	Interested party
	USD thousand
Research and development expenses	409	149	*)
General & administrative expenses	1,045	—
Financing expenses	—	208
	1,454	357

____________

*)       Including USD $149 thousand in theoretical wages to an interested party.

C.     Compensation and benefits to related parties and interested parties

1.      Compensation and benefits for key management personnel and interested parties (including directors) employed by the Company:

	Year ended December 31,
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands
Short-term employee benefits	4	752	6	1,234	5	1,219 *)
Share-based payment	1	75	3	149	4	101
		827		1,383		1,320

____________

*)       Including USD $149 thousand in theoretical wages to an interested party.

Annex G-41

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (cont.)

2.      Compensation and benefits for key management personnel and interested parties (including directors) who are not employed by the Company:

	Year that ended December 31,
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD thousands
Short-term benefits	9	176	11	219	6	252
Share-based payment	1	55	1	202	1	30
		231		421		282

3.      The Company’s chief scientist, who is also an interested party in the Company, provides services to the Company without consideration (see section b above).

4.      Regarding the issuance of shares and options to related parties and interested parties, see Notes 18 and 19.

5.      Regarding loans from interested parties, see Note 9.

6.      Regarding the loan that includes a share conversion component and an options component, see Note 15.

7.      On December 12, 2022, Prof. Revel and Mr. Rogeri informed the Company that their voting agreement was void. In accordance with discussions held at the Board of Directors meeting on March 27, 2023, the Company does not consider Prof. Revel as its controlling shareholder as of this date, and accordingly, from that date on, the Company does not have a controlling shareholder.

8.      Agreement with the active chairman of the Board and Company President

On December 23, 2020, Mr. Ronen Twito (hereinafter, “Mr. Twito”) was appointed by the Board of Directors to serve as co-Chairman of the Board until the end of the former chairwoman’s term, which was due to end by May 31, 2021, as of the agreement’s termination. As of June 1, 2021, Mr. Twito serves as the sole active Chairman of the Company’s Board of Directors. The Company’s Compensation Committee and Board of Directors evaluated the conditions of Mr. Twito’s employment and determined that the employment conditions align with the proposed compensation policy.

Below are the main conditions:

1.      Monthly remuneration — NIS 33,000 (USD $10,200) per month plus vat (until May 31, 2021, the monthly remuneration was NIS 30,000 plus vat (USD $8,700).

2.      An annual grant of up to the equivalent remuneration for three months of employment, subject to meeting measurable goals that will be determined in advance.

3.      Reimbursement of business expenses in accordance with Company policy and as is the custom for the active chairman.

4.      A 90-day period for an advance notice of termination of employment.

5.      Equity compensation — for details regarding the awards to the chairman of the Board of Directors (see Note 19).

On August 16, 2021, the shareholders’ meeting approved the terms of Mr. Twito’s employment for the period from June 1, 2021, onwards.

Annex G-42

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (cont.)

On March 21, 2024, the general meeting of the Company’s shareholders approved the entry into an updated service agreement with Mr. Twito, effective from February 4, 2024, under which, in addition to his services of active chairman of the board, Mr. Twito will serve as President of the Company. The terms of employment are as follows:

Scope of employment — 70%. If the Company’s shares are traded in the US on the Nasdaq Capital Market and/or the Company merges with a Nasdaq listed Company, the scope of employment will automatically increase (without requiring additional approvals) to 100%, and the consideration will be revised accordingly.

1.      A monthly salary of NIS 50,000, (USD $13,800) starting from the date of approval by the Company’s Board of Directors, i.e., February 4, 2024. To the extent that the employment scope will be updated, as detailed in section 1 above, the consideration will be updated automatically with no need for additional approvals, to a total of NIS 71,450 (USD $19,720).

2.      Annual grants — up to 6 monthly salaries per year, as detailed below: (1) up to 3 monthly salaries, based on measurable goals to be determined in advance by the compensation committee and the Company’s Board of Directors, in accordance with the Company’s remuneration policy; (2) up to 3 monthly salaries, subject to the discretion of the Compensation Committee and the Company’s Board of Directors.

3.      Advance notice of termination of employment — a 6 months period for an advance notice .

4.      Reimbursement of car expenses — NIS 3,500 (USD $1,000) per month (grossed up).

5.      Reimbursement of business expenses — as is the custom for a senior officer and chairman of the Board of Directors, including a telephone, a computer, travel expenses (in Israel or abroad), and subject to presenting receipts, as required.

6.      Indemnity, exemption, and insurance — the Company will grant Mr. Twito an exemption and indemnity, as is the custom in the Company from time to time, and will also include Mr. Twito in the Company’s Directors and Officers Liability Insurance Policy, as applicable from time to time.

7.      Equity-based compensation — for details regarding grants after the reporting date (see Note 23).

9.      Employment agreement with the CEO of the Company

On February 1, 2021, Mr. Assaf Shiloni (hereinafter, “Mr. Shiloni”) began serving as CEO of the Company, and the Compensation Committee and the Company’s Board of Directors evaluated the terms of Mr. Shiloni’s employment, and determined that the terms of employment are consistent with the proposed compensation policy. The agreement will enter into force when Mr. Shiloni takes office, for an unlimited period.

Below are the main conditions:

1.      Salary — a gross monthly salary of NIS 55,000 (USD $15,180).

2.      The standard fringe benefits for the Company’s CEO, in accordance with the Company’s policy.

3.      Reimbursement of necessary and customary business expenses, in accordance with Company policy from time to time.

Annex G-43

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (cont.)

4.      A Company car with a value of up to NIS 200,000 (USD $55,200), including full participation in car expenses and including a tax gross-up.

5.      Annual bonus — Mr. Shiloni will be entitled to an annual bonus equal to a maximum of six months of salary, subject to meeting measurable goals or discretionary goals that will be determined by the Company’s authorized bodies at their discretion (the Compensation Committee and Board of Directors), and also subject to the provisions of the Company’s compensation policy.

6.      Equity-based compensation — for details regarding grants to the CEO (see Note 19); regarding grants after the reporting date (see Note 23).

Note 23: — Events after the reporting date

A.     On February 14, 2024, the Company entered into a non-binding memorandum of understanding (hereinafter, the “Memorandum of Understanding”) for a merger with IMC, whose shares are traded in the US on the Nasdaq Capital Market, and in Canada on the Canadian Securities Exchange (“CNSX”) (hereinafter, the “Merger Company”). IMC is incorporated under Canadian law.

Main terms of the merger

In accordance with the Memorandum of Understanding, a reverse three-way merger (hereinafter, the “Merger”) will be carried out between the Company, IMC, and a private subsidiary that will be established and incorporated under Israeli law for the purpose of the Merger by IMC and will be wholly owned by IMC (hereinafter, the “Target Company”), in such a way that immediately after the completion of the Merger, the Company shareholders, as applicable shortly before the Merger is complete, will hold 88% of the issued and paid-up share capital of IMC on a fully diluted basis (hereinafter, the “Allocated Shares”), and the shareholders of IMC, as applicable shortly before the Merger is complete, will hold 12% of the issued and paid-up share capital of the Merger Company, on a fully diluted basis (hereinafter, the “Holding Ratio”), as detailed below.

In accordance with the transaction structure, the Target Company will merge with and into the Company (as the absorbing Company in the Merger), and will cease to exist, while the Company, as the absorbing Company, will become a private Company fully owned by IMC. The Company’s shares will be delisted from the TASE.

As part of the Merger, IMC’s operations will be reorganized for the purpose of its sale (as soon as possible and no later than 12 months after the completion of the transaction), and the shareholders of IMC, as applicable before the Merger transaction is completed, will be entitled to receive a consideration for IMC’s operations, as Noted above, after its sale or commercialization, in a contingent value rights arrangement (hereinafter, “CVR”).

To clarify, under the CVR arrangement, the Merger Company’s current activity will be conducted separately from the business operations of the Merger Company post-Merger (i.e., the Company’s activities), and neither the Merger Company nor the management of the Merger Company will have any involvement in the current operations of the Merger Company as mentioned.

In addition, prior to the Merger completion date, the current shareholders of IMC will be allocated options to buy shares at a rate of 2% of IMC’s issued and paid-up capital, post-Merger (fully diluted), which will dilute both parties’ Holding Ratio, at an exercise price that equals the weighted average of the IMC share in the 10 trading days ending 2 trading days before the Merger transaction is completed. The exercise period of the options will be for 24 months. The parties will be entitled to agree on a similar capital structure in terms of economic value which will be awarded to IMC’s shareholders in the context of the Merger agreement.

Annex G-44

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — Events after the reporting date (cont.)

According to the terms of the Memorandum of Understanding, the Company will provide the subsidiary of the Merger Company with a secured loan of up to USD $650 thousand, subject to signing a binding loan agreement between the parties, which will be signed shortly after a memorandum of understanding is signed. The loan will be used for the purpose of restructuring, to sell the current operations of the Merger Company, in accordance with its requirements and needs and under the conditions detailed below:

The main conditions precedent for signing a binding merger agreement

A.     Due diligence — performing mutual due diligence to the complete satisfaction of both parties.

B.      Obtaining approvals — obtaining the relevant approvals from each party’s respective bodies, with the exception of general meeting approvals which are a condition for completing the transaction.

C.     Support of the parties’ shareholders — signing support agreements by the material shareholders of the Company and the Merger Company, to commit to support the merger agreement.

The main conditions precedent for the completion of the merger agreement

A.     Obtaining approvals from third parties — obtaining all required approvals from third parties in order to complete the Merger;

B.      Obtaining approvals — obtaining the relevant approvals from each party’s respective bodies;

C.     Compliance with representations and warranties — compliance with the parties’ representations and warranties under the merger agreement at the time of completion;

D.     Cash balances at the time of completion — the cash balance of the Company at the time of completion, including funds that will be raised simultaneously with the completion of the transaction from existing shareholders and other investors, will not be less than a total of USD $5 million (hereinafter, the “Required Cash Balance”); the amount of the loan that will be disbursed in favor of the subsidiary will be offset against the Required Cash Balance.

E.      A valid registration document — at the time of completion, there will be a valid registration document for the purpose of listing the shares that will be allocated to the Company’s shareholders as part of the Merger;

F.      A run-off insurance policy — at the time of completion, the Merger Company will enter into a run-off insurance policy to cover its directors’ and officers’ liability, and the Company shall participate in that policy’s cost at an amount not exceeding USD $360 thousand. As part of the Memorandum of Understanding, mutual exclusivity conditions were stipulated for 45 days from the date of signing the amendment to the Memorandum of Understanding and the signing of the loan agreement. By March 27, 2023, the Company transferred a total of USD $300 thousand to IMC as part of the aforementioned loan agreement.

B.      Providing a loan to the IMC subsidiary

In accordance with the Memorandum of Understanding that the Company has signed with IMC, as stated in Section A above, on February 28, 2024, a loan agreement was signed between the Company and the subsidiary of IMC (hereinafter, the “Loan Agreement”), whose main terms are as follows:

Loan amount:

A.     A total of up to USD $300,000 would be provided within 5 days from the date of signing the Loan Agreement; the aforementioned amount was transferred to IMC on March 4, 2024.

B.      A total of up to USD $350,000, to be provided at the time of signing a binding merger agreement between the parties.

Annex G-45

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — Events after the reporting date (cont.)

Interest on the loan: The loan will bear interest at a rate of 9% per year.

Loan repayment date: within 12 months from the date of making the relevant payment.

Collateral and personal guarantees:

The loan will be secured by pledges and a personal guarantee by Mr. Oren Shuster (who, to the best of the Company’s knowledge, is a material shareholder of IMC), under contractual negative pledge, which will apply, among other things, to 10% of the funds and yields arising from the CVR rights, and with a first-ranking fixed lien on the assets of one of IMC’s subsidiaries.

The purpose of the loan is to allow IMC to organize its current operations and prepare for the sale under the CVR.

In addition, within the Loan Agreement, Causes for Immediate Repayment of the loan were determined, as is the custom in agreements of this type.

C.     Termination of Negotiations with IMC

On May 27, 2024, the negotiations between the parties for the signing of a final agreement were terminated, inter alia, due to regulatory changes in IMC’s field of activity in the US and

German markets, which are not related to the Company. Pursuant to the separation agreement signed between the parties on the same date, the loan provided by the Company to an IMC subsidiary under the aforementioned Memorandum of Understanding in the amount of USD $300,000 will be repaid to the Company, including interest at an annual rate of 9% for the period outstanding, in 3 equal installments, the last of which will be transferred to the Company no later than July 31, 2024, including the accrued interest. As of the date of this report, the Company has collected all payments in accordance with the separation agreement.

D.     On March 21, 2024, the shareholders’ meeting authorized the following:

1.      The revocation of the par value of the Company’s shares, NIS 15,000,000 (USD $4.16 million) as of the authorization date, which are divided into 150,000,000 ordinary shares (NIS 0.1 each), in such a way that each ordinary share in the Company’s issued and paid-up capital is to be converted into a share without par value, and to approve the consolidation of the Company’s capital at a ratio of 10:1, in such a way that every 10 ordinary shares on the effective date will be consolidated into 1 ordinary share.

2.      Approval of a remuneration policy regarding the terms of office and employment of the Company’s officers.

3.      Approval of the entry into an agreement with Mr. Twito, to provide services as the Company’s President and acting Chairman of the Board of Directors (see Note 22C).

4.      Approval of the equity-based remuneration to be granted to Mr. Shiloni, the Company’s CEO, 1,395,576 restricted share units (RSUS), which will vest into up to 1,395,576 ordinary shares (approximately 139,558 RSUS after the capital consolidation); the RSUS will vest into shares in 36 equal monthly installments, over a total period of 3 years, which will begin on the date of approval of the grant by the Board of Directors.

The share units will vest immediately, in whole or in part, in the following cases: immediate vesting of 20% of the RSUS that have not yet vested upon an equity financing event (including by way of equity financing as a result of exercised warrants) totaling USD $10 million or more, starting from the date of board approval; immediate vesting of 30% of the RSUS that have not yet vested in the event that the Company’s shares are listed in the US and/or in the event that the Company merges with a NASDAQ listed company; immediate vesting of all RSUS that have not yet been vested in the event of a change of control.

Annex G-46

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — Events after the reporting date (cont.)

5.      Approval of the equity-based remuneration to be granted to Mr. Twito, the Chairman of the Company’s Board of Directors, 2,093,363 RSUS, which will vest into up to 2,093,363 ordinary shares (209,337 RSUS after the capital consolidation). The RSUS will vest into shares in 36 equal monthly installments, over a total period of 3 years, which will begin on the date of approval of the grant by the Board of Directors. The RSUS will vest immediately, in whole or in part, in the following cases: immediate vesting of 25% of the RSUS that have not yet vested upon an equity financing event (including by way of equity financing as a result of exercised warrants) totaling USD $10 million or more, starting from the date of board approval; immediate vesting of 60% of the RSUS that have not yet vested in the event that the Company’s shares are listed in the US and/or in the event that the Company merges with a NASDAQ listed company (or any other composition in the us); immediate vesting of all RSUS that have not yet been vested in the event of a change of control.

E.      Further to Note 15 regarding the receipt of the convertible loan from interested parties, on March 21, 2024, the Company received a total of NIS 0.93 million (USD $250 thousand) more from Mr. Rogeri. Moreover, Alpha Fund approved the transfer of NIS 0.75 million (USD $200 thousand) to the company, but, as of the financial statements’ date, the Company has not yet received it.

F.      Grant from the Israel Innovation Authority

On August 5, 2024, the Company received a grant of approximately NIS 868 thousand (USD $228 thousand) from the IIA for the “From Development to Production” program. The Company records the expected grant as a receivable based on management’s estimate.

G.     Agreement with Pluri Inc.

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (NASDAQ: PLUR) (hereinafter, “Pluri”), for the clinical manufacturing (outsourcing) of the Company’s products (hereinafter, the “Agreement”) at Pluri’s manufacturing facility, in accordance with the Company’s strategic plan. The Agreement for the manufacturing of the Company’s products constitutes a milestone in the development of the AstroRx® product, as part of the Company’s preparation for a multi-center phase IIA clinical trial, as well as in the development of the IsletRx product in support of the submission of the pre-IND together with iTolerance for the continuation of the development processes of the new treatment in the field of diabetes as part of the aforementioned collaboration and in preparation for the submission of an IND application in the future. Pursuant to the Agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the purpose of manufacturing the Company’s products by Pluri, with the first phase lasting up to 12 months, in consideration for a total of approximately USD $70 thousand, which will be paid in cash and/or by the issuance of the Company’s securities, as agreed by the parties.

H.     Following the disclosures in Note 15, as of April 4, 2024 (the “Completion Date”), investors contributed an additional approximately USD $450 thousand (approximately NIS 1,692 thousand). In accordance with the measurement requirements for embedded derivatives as set out in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and allocating the remaining consideration to the host contract. The embedded derivative component shall be measured at fair value each reporting period, and changes shall be recognized in profit or loss (hereinafter, “Fair Value Through Profit or Loss”). Consequently, at the initial recognition of the convertible loan, the Company measured the fair value of the conversion option and allocated the remaining consideration received for the total convertible loan to the loan component itself, which constitutes the host contract as stated above.

This component shall be measured in subsequent periods at amortized cost (using the effective interest method).

As part of a valuation performed by an independent external valuer as of the Completion Date, the total consideration received by the Company in 2024 amounting to approximately USD $450 thousand (NIS 1,692 thousand) was initially allocated to the conversion component and a financial derivative for the conversion mechanism, which constitutes a financial liability measured initially and in subsequent reporting periods at

Annex G-47

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — Events after the reporting date (cont.)

Fair Value Through Profit or Loss, in accordance with the provisions of IFRS 9, “Financial Instruments”. The remaining amount was allocated to the debt component, which shall be presented at amortized cost at a discount rate of 309%. For the six-month period ended June 30, 2024, finance costs (interest and foreign exchange differences) of USD $441 thousand (NIS 1,629 thousand) were recognized for the loan.

I.       Board Approval of Mr. Ronen Twito Dual Role as CEO and Executive Chairman

On October 22, 2024, the Board decided that Mr. Twito would be appointed as the Company’s CEO, replacing Mr. Asaf Shiloni who completed his term as CEO on the same day. Mr. Twito will serve as both the CEO and Executive Chairman, in accordance with Section 121(c) of the Companies Law 1999, pending shareholder approval.

The Board supports this decision with the fact that Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, with an impressive track record of driving corporate growth and shareholder value across NASDAQ and TASE listed companies.

J.       Merger Agreement with NLS

On July 28, 2024, the Company entered into a binding letter of intent for a merger transaction by way of a share exchange with NLS, whose shares are traded on the Nasdaq Capital Market under the symbol “NLSP” and which develops innovative treatments for rare and complex central nervous system disorders, whereby, subject to the signing of a final merger agreement and the fulfillment of certain conditions precedent at the time of completion of the merger transaction, the existing shareholders of the Company will hold 85% of the share capital of NLS (hereinafter, “Memorandum of Understanding” and “Merger Transaction”, respectively) and the shares of the merged company as aforesaid will be traded on the Nasdaq Capital Market. Shareholders holding more than 40% of the voting rights in each of the companies have signed support agreements to vote in favor of the Merger Transaction at a meeting to be convened to approve the Merger Transaction. The agreement sets forth a number of conditions precedent related, inter alia, to actions that NLS is required to take prior to the completion of the Merger Transaction, including in relation to the arrangement of the continued tradability of its shares on the Nasdaq Capital Market and its compliance with the threshold conditions required therefor (which are expected to be examined by Nasdaq as part of the hearing scheduled for it during the month of October 2024). The Company estimates that the parties will sign a final merger agreement within the next two months, and that the Merger Transaction will be completed by the end of 2024 and at the latest in the first quarter of 2025, all subject to obtaining all necessary approvals.

The Merger Transaction is subject to the signing of a final and binding merger agreement between the parties and the completion of the Merger Transaction is subject to the fulfillment of the conditions precedent as detailed above and may be subject to additional conditions precedent as may be determined by the parties in the final merger agreement.

In October 2024, NLS reported on developments related to its merger with the Company, including receiving Nasdaq’s approval to maintain the listing of NLS’s shares on the exchange and purchasing USD $4 million of NLS obligations from third parties to meet the merger conditions.

On October 28, 2024, NLS announced that it had received final approval from Nasdaq confirming that it meets the requirements to continue trading. This is a significant condition for completing the merger. Note that as of that date not all conditions have been met.

On November 4, 2024, NLS and the Company announced that they have entered into a definitive merger agreement (hereinafter, the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and the Company’s allogenic cell therapy program with its clinical assets. Following the closing of the transactions contemplated by the Merger Agreement (hereinafter, the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses

Annex G-48

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — Events after the reporting date (cont.)

as set forth in a contingent value agreement (hereinafter, the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common stock to the Company’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to the Company’s stakeholders and 15% to NLS stakeholders, in exchange for 100% of the Company’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and the Company and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to the Company stakeholders and 20% to NLS stakeholders. The boards of directors of each of the Company and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and the Company’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

Annex G-49

Kadimastem Ltd.

Interim Financial Statements as of June 30, 2024
Unaudited

Annex G Page
Statements of Financial Position	G-51
Statements of Profit or Loss and Other Comprehensive Income	G-52
Statements of Changes in Equity	G-53 – G-54
Statements of Cash Flows	G-55
Notes to the Financial Statements	G-56 – G-62

Annex G-50

KADIMASTEM LTD.
STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31, 2023
	2024	2023
	Unaudited		Audited
	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	548	1,132	1,146
Pledged cash	130	—
Accounts receivable	493	399	451
Total current assets	1,171	1,531	1,597

NON-CURRENT ASSETS
Pledged cash	—	156	170
Right of use asset	80	568	312
Property and equipment	179	329	228
Total non-current assets	259	1,053	710
Total assets	1,430	2,584	2,307

CURRENT LIABILITIES
Loan from bank	317	318	301
Loans from interested parties	756	755	852
Trade payables	322	526	532
Accounts payable	164	278	226
Current maturities of lease liabilities	144	429	361
Deferred grants	—	50	—
Convertible loan	743	—	230 (*)
Conversion component of convertible loan and warrants	1,145	—	1,002 (*)
Total current liabilities	3,591	2,356	3,504

NON-CURRENT LIABILITIES
Employee benefit liabilities, net	6	19	5
Lease liabilities	—	164	—
Total non-current liabilities	6	183	5
Total liabilities	3,597	2,539	3,509

EQUITY
Share capital	1,238	1,238	1,238
Share premium	62,286	61,418	62,286
Warrants	1,273	1,273	1,273
Reserve from share-based payment transactions	546	1,359	518
Reserve from transactions with related parties	4,013	3,708	3,830
Foreign currency translation reserve	(941)	(951)	(1,002)
Accumulated deficit	(70,582)	(68,000)	(69,345)
Total equity	(2,167)	45	(1,202)
	1,430	2,584	2,307

____________

(*)      Reclassified — see Note 2b.

November 7, 2024
Date of approval of the financial statements	Ronen Twito Executive Chairman and President	Uri Ben Or CFO

The accompanying Notes are an integral part of the interim financial statements.

Annex G-51

KADIMASTEM LTD.
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	6 months ended June 30,		Year ended December 31, 2023
	2024	2023
	Unaudited		Audited
	USD in thousands
Research and development expenses, net	410	1,049	1,608
Marketing expenses	—	75	81
General and administrative expenses	376	678	1,303
Operating loss	786	1,802	2,992
Financing expenses, net	485	158	317
Loss before taxes on income	1,271	1,960	3,309
Tax benefit	(34)	(40)	(54)
Total loss	1,237	1,920	3,255

Other comprehensive income (loss) net of tax effect:
Amounts that will not be subsequently reclassified to profit or loss:
Actuarial loss in respect of defined benefit plans	—	—	(10)
Adjustments arising from translating financial statements from functional currency to presentation currency	61	(47)	(98)
	61	(47)	(108)
Total comprehensive loss	1,176	1,967	3,363
Basic and diluted loss per share (in USD)	0.03	0.05	0.08

The accompanying Notes are an integral part of the interim financial statements.

Annex G-52

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss	—	—	—	—	—	—	(1,237)	(1,237)
Total other comprehensive (loss)	—	—	—	—	—	61	—	61
Total comprehensive loss	—	—	—	—	—	61	(1,237)	(1,176)
Shareholder transactions, net	—	—	—	—	183		—	183
Cost of share-based payment	—	—	—	28	—		—	28
Balance as of June 30, 2024	1,238	62,286	1,273	546	4,013	(941)	(70,582)	(2,167)
	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2023 (audited)	1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93
Loss	—	—	—	—	—	—	(1,920)	(1,920)
Total other comprehensive (loss)	—	—	—	—	—	(47)	—	(47)
Total comprehensive loss	—	—	—	—	—	(47)	(1,920)	(1,967)
Issue of shares, net	157	1,473	—	—	—	—	—	1,630
Expiration of departed employees options	—	104	—	(104)	—	—	—	—
Expiration of warrants	—	1,473	(1,473)	—	—	—	—	—
Shareholder transactions, net	—	—	—	—	190		—	190
Cost of share-based payment	—	—	—	99	—		—	99
Balance as of June 30, 2023	1,238	61,418	1,273	1,359	3,708	(951)	(68,000)	45

Annex G-53

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands
Balance as of January 1, 2023	1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93
Loss	—	—	—	—	—	—	(3,255)	(3,255)
Total other comprehensive (loss)	—	—	—	—	—	(98)	(10)	(108)
Total comprehensive loss	—	—	—	—	—	(98)	(3,265)	(3,363)
Issue of shares, net	157	1,450	—	—	—		—	1,607
Expiration of departed employees options	—	995	—	(995)	—		—	—
Expiration of warrants	—	1,473	(1,473)	—	—		—	—
Shareholder transactions, net	—	—	—	—	312		—	312
Cost of share-based payment	—	—	—	149	—		—	149
Balance as of December 31, 2023	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

The accompanying Notes are an integral part of the interim financial statements.
Annex G-54

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS

	6 months ended June 30,		Year ended December 31, 2023
	2024	2023
	Unaudited		Audited
	USD in thousands
Cash flows from operating activities
Loss	(1,237)	(1,920)	(3,255)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	272	322	620
Gain from sale of property and equipment	—	(34)	(34)
Financing expenses, net	485	158	317
Tax benefit	(34)	(40)	(54)
Theoretical wages to an interested party	65	66	130
Cost of share-based payment	29	82	149
Change in employee benefit liabilities, net	1	—	(13)
	818	554	1,115
Changes in assets and liabilities:
Increase in accounts receivable	(59)	(126)	(165)
Decrease in trade payables	(195)	(485)	(478)
Increase in deferred grants	—	52	—
Decrease in accounts payable	(55)	(68)	(123)
	(309)	(627)	(766)

Cash paid during the period for:
Interest paid	(36)	(41)	(90)
Net cash used in operating activities	(764)	(2,034)	(2,996)

Cash flows from investing activities
Proceeds from sale of property and equipment	—	46	109
Purchase of property and equipment	(4)	(7)	(6)
Change in pledged cash	35	(1)	(12)
Net cash provided by investing activities	31	38	91

Cash flows from financing activities
Repayment of lease liability	(208)	(214)	(402)
Issue of share capital and warrants (net of issue expenses)	—	1,630	1,607
Receipt of a convertible loan from shareholders	458	—	1,242
Net cash provided by financing activities	250	1,416	2,447
Exchange rate differences on balances of cash and cash equivalents	(115)	(104)	(212)
Decrease in cash and cash equivalents	(598)	(684)	(670)
Cash and cash equivalents at beginning of period	1,146	1,816	1,816
Cash and cash equivalents at the end of period	548	1,132	1,146

The accompanying Notes are an integral part of the interim financial statements.

Annex G-55

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 1: — GENERAL

a.      General description of the company:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

b.      These financial statements were prepared in a condensed format as of June 30, 2024, and for the six months then ended (hereinafter, “Interim Financial Statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2023 and for the year then ended and the accompanying notes (hereinafter, “the Annual Financial Statements”).

c.      As of June 30, 2024, the Company’s deficiency in equity, accumulated deficit, and working capital deficiency totaled United States Dollars (“USD”) $2,167 thousand, USD $70,582 thousand, and USD $2,420 thousand, respectively. Also, in the six months that ended June 30, 2024, the Company incurred a loss in the amount of USD $1,237 thousand and a negative cash flow from current operations in the amount of USD $764 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company works to raise funds by making private placements to investors in Israel and/or abroad, and/or raising funds on the TASE, and/or issuing rights to its current shareholders. At the same time, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubts regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification, should the Company not continue to operate as a going concern.

d.      Subsequent to the reporting date, the Company entered into a definitive merger agreement (hereinafter, the “merger agreement”) with Swiss-based NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market (NASDAQ: NLSP), for a merger of the Company through a share exchange. For further details, see Note 7e.

NOTE 2: — ACCOUNTING POLICIES

a.      Basis of preparation of the interim financial statements:

The Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below:

b.      Initial adoption of amendments to existing accounting standards

Amendment to IAS 1, Presentation of financial statements

In January 2020, the International Accounting Standards Board (“IASB”) published an amendment to IAS 1 regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to the above amendment (hereinafter, the “Subsequent Amendment”).

Annex G-56

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

The Subsequent Amendment stated that:

•        Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

•        In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are applied retrospectively for annual periods beginning on January 1, 2024.

The Company has a loan that can be converted immediately into ordinary shares of the company, with the conversion component classified in its financial statements as a financial liability. Accordingly, as a result of the above amendment, liabilities in the amount of USD $1,232 thousand as of December 31, 2023, for the convertible loan and the conversion component for options were reclassified from non-current liabilities to current liabilities.

NOTE 3: — DISCLOSURE OF NEW IFRS STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued International Financial Reporting Standards (“IFRS”) 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows,” and IAS 34, “Interim Financial Reporting.”

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its financial statements.

Annex G-57

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 4: — SIGNIFICANT EVENTS IN THE REPORTED PERIOD

a.      Further to what was stated in Note 15 to the Annual Financial Statements, until April 4, 2024 (hereinafter, the “Completion Date”), the investors transferred a total of additional USD $450 thousand (approximately NIS 1,692 thousand).

In accordance with the embedded derivative measurement instructions, as set forth in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the host contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the host contract, as noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

As part of the valuation performed by an independent external valuer at the Completion Date, the total consideration received by the Company in 2024 in the amount of approximately USD $450 thousand (NIS 1,692 thousand) was allocated first to the conversion component and a financial derivative in respect of the conversion mechanism which constitutes a financial liability measured initially and in subsequent reporting periods at Fair Value Through Profit or Loss, in accordance with the provisions of IFRS 9, “Financial Instruments”. The balance of the amount was attributed to the debt component which will be presented at amortized cost at a discount rate of 309%. In the six- month period ended June 30, 2024, financing expenses (interest and exchange rate differentials) were recorded for the loan in the amount of USD $441 thousand (NIS 1,629 thousand).

In accordance with the above, the details of the consideration attributed to the components received during 2024 are as follows:

Fair value USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	88
Consideration attributed to the conversion component and the financial derivative	362
Total consideration	450

b.      The fair value estimate of the financial derivative component as of the Completion Date and June 30, 2024, was calculated as part of a valuation that was carried out by an independent external valuer using a Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned model are:

	June 30 2024	The completion date
Share price	48.8	60.4
Volatility – conversion component of loan	50%	55%
Volatility – warrants	72%	73%
Risk-free interest – conversion component	4.1%	3.85%
Risk-free interest – warrants	4.5%	3.6%
Life expectancy (years)	1.17	1.25

Annex G-58

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 4: — SIGNIFICANT EVENTS IN THE REPORTED PERIOD (cont.)

c.      Below is the movement in the conversion and financial derivative component:

	For the 6 months ended June 30 2024	For the year that ended on December 31 2023
	USD in thousands
Balance as of January 1	1,002	—
Initial recognition	369	943
Financing income due to the revaluation of a financial derivative and the conversion component	(188)	(35)
Revaluation recognized in OCI	(38)	94
Balance as June 30 (December 31)	1,145	1,002

d.      The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

e.      During the reported period, following the extension of the loan repayment date from the Company’s shareholders as of June 30, 2024, the loan was revalued at approximately USD $154 thousand, which was recorded in the reserve from transactions with shareholders, less USD $35 thousand for a tax benefit (for details regarding the accounting policies, see Note 9c to the Annual Financial Statements).

NOTE 5: — GENERAL AND ADMINISTRATIVE EXPENSES

	For six months ending June 30		For the year that ended on December 31 2023
	2024	2023
	Unaudited		Audited
	USD in thousands
Salary and related costs	93	229	416
Professional services and consultants	145	182	269
Legal fees	59	64	177
Office maintenance	4	14	22
Share-based payment:
employees, consultants, and directors	21	82	130
Directors’ fees	84	89	167
Vehicles expenses	2	2	8
Depreciation and amortization	40	50	95
Other	(72)	(34)	19
	376	678	1,303

Annex G-59

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 6: — FINANCING EXPENSES (INCOME), NET

	For six months ending June 30		Year ended on December 31 2023
	2024	2023
	Unaudited		Audited
	USD in thousands
Exchange rate differences	88	—	8
Financing expenses due to lease	18	51	82
Financing expenses for short-term credit and bank fees and others	27	16	24
Financing expenses for loans from interested party, guarantee from interested party and convertible loans	548	117	239
Financing income due to the revaluation of a financial derivative and Conversion component of convertible loan	(188)	—	(36)
Other financing income	(8)	(26)	—
	485	158	317

NOTE 7: — EVENTS AFTER THE REPORTED PERIOD

a.      Grant from the Israel Innovation Authority

On August 5, 2024, the Company received a grant of approximately NIS 868 thousand (USD $228 thousand) from the Israel Innovation Authority (“IIA”) for the “From Development to Production” program. The Company records the expected grant as a receivable based on management’s estimate.

b.      Termination of Negotiations with IMC

Further to Note 23 to the Annual Financial Statements regarding the signing of a non-binding Memorandum of Understanding for the merger with IMC. On May 27, 2024, the negotiations between the parties for the signing of a final agreement were terminated, inter alia, due to regulatory changes in IMC’s field of activity in the US and German markets, which are not related to the company. Pursuant to the separation agreement signed between the parties on the same date, the loan provided by the Company to an IMC subsidiary under the aforementioned Memorandum of Understanding in the amount of USD $300 thousand will be repaid to the Company, including interest at an annual rate of 9% for the period outstanding, in 3 equal installments, the last of which will be transferred to the Company no later than July 31, 2024, including the accrued interest. As of the date of this Report, the Company has collected all payments in accordance with the separation agreement.

c.      Agreement with Pluri Inc. (NASDAQ: PLUR)

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (NASDAQ: PLUR) (hereinafter, “Pluri”), for the clinical manufacturing (outsourcing) of the Company’s products (hereinafter, the “Agreement”) at Pluri’s manufacturing facility, in accordance with the Company’s strategic plan. The Agreement for the manufacturing of the Company’s products constitutes a milestone in the development of the AstroRx® product, as part of the Company’s preparation for a multi-center phase IIA clinical trial, as well as in the development of the IsletRx product in support of the submission of the pre-IND together with iTolerance for the continuation of the development processes of the new treatment in the field of diabetes as part of the aforementioned collaboration and in preparation for the submission of an IND application in the future. Pursuant to the Agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for

Annex G-60

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 7: — EVENTS AFTER THE REPORTED PERIOD (cont.)

the purpose of manufacturing the Company’s products by Pluri, with the first phase lasting up to 12 months, in consideration for a total of approximately USD $70 thousand, which will be paid in cash and/or by the issuance of the Company’s securities, as agreed by the parties.

d.      Board Approval of Mr. Ronen Twito Dual Role as CEO and Executive Chairman

On October 22, 2024, the Board decided that Mr. Ronen Twito (hereinafter, “Mr. Twito”) would be appointed as the Company’s CEO, replacing Mr. Asaf Shiloni who completed his term as CEO on the same day. Mr. Twito will serve as both the CEO and Executive Chairman, in accordance with Section 121(c) of the Companies Law 1999, pending shareholder approval.

The Board supports this decision with the fact that Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, with an impressive track record of driving corporate growth and shareholder value across NASDAQ and TASE listed companies.

e.      Merger Agreement with NLS

On July 28, 2024, the Company entered into a binding letter of intent for a merger transaction by way of a share exchange with the Swiss biopharmaceutical company NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market under the symbol “NLSP” and which develops innovative treatments for rare and complex central nervous system disorders (hereinafter, “NLS”), whereby, subject to the signing of a final merger agreement and the fulfillment of certain conditions precedent at the time of completion of the merger transaction, the existing shareholders of the Company will hold 85% of the share capital of NLS (hereinafter, “Memorandum of Understanding“ and “Merger Transaction“, respectively) and the shares of the merged company as aforesaid will be traded on the Nasdaq Capital Market. Shareholders holding more than 40% of the voting rights in each of the companies have signed support agreements to vote in favor of the Merger Transaction at a meeting to be convened to approve the Merger Transaction. The agreement sets forth a number of conditions precedent related, inter alia, to actions that NLS is required to take prior to the completion of the Merger Transaction, including in relation to the arrangement of the continued tradability of its shares on the Nasdaq Capital Market and its compliance with the threshold conditions required therefor (which are expected to be examined by Nasdaq as part of the hearing scheduled for it during the month of October 2024). The Company estimates that the parties will sign a final merger agreement within the next two months, and that the Merger Transaction will be completed by the end of 2024 and at the latest in the first quarter of 2025, all subject to obtaining all necessary approvals.

The Merger Transaction is subject to the signing of a final and binding merger agreement between the parties and the completion of the Merger Transaction is subject to the fulfillment of the conditions precedent as detailed above and may be subject to additional conditions precedent as may be determined by the parties in the final merger agreement.

In October 2024, NLS reported on developments related to its merger with the Company, including receiving Nasdaq’s approval to maintain the listing of its shares on the exchange and purchasing USD $4 million of NLS obligations from third parties to meet the merger conditions.

On October 28, 2024, NLS announced that it had received final approval from Nasdaq confirming that it meets the requirements to continue trading. This is a significant condition for completing the merger. Note that as of that date not all conditions have been met.

Annex G-61

KADIMASTEM LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS

NOTE 7: — EVENTS AFTER THE REPORTED PERIOD (cont.)

On November 4, 2024, NLS and the Company announced that they entered into a definitive merger agreement (hereinafter, the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and the Company’s allogenic cell therapy program with its clinical assets Following the closing of the transactions contemplated by the Merger Agreement (hereinafter, the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (hereinafter, the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common shares to the Company’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to the Company’s stakeholders and 15% to NLS stakeholders, in exchange for 100% of the Company’s issued and outstanding shares. The target fully diluted share split of 85%/15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and the Company and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to the Company’s stakeholders and 20% to NLS stakeholders. The boards of directors of the Company and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and the Company’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

Annex G-62

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.Indemnification

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required; however, some scholars also advocate that with any breach of duty, indemnification by the Company is not permissible), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our board of directors, or our Board, executive officers, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our Board and executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the Company.

We have obtained directors’ and officers’ liability insurance to cover certain actions undertaken by our Board and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 21.Exhibits And Financial Statements Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Document
2.1

Agreement and Plan of Merger, dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

3.1	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on November 15, 2024).
3.2*	Form of Amended and Restated Articles of Association of NLS Pharmaceutics Ltd. (included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement)
4.1*	Form of Pre-funded Warrant
5.1*	Opinion of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
10.1

Form of Equity Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).

10.2

Form of Debt Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics and certain purchasers thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed October 11, 2024).

10.3	Form of Warrant Amendment Agreement (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.4	Form of Registration Rights Agreement (equity) (filed as Exhibit 99.6 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.5	Form of Registration Rights Agreement (debt) (filed as Exhibit 99.7 to Form 6-K (File No. 001-39957) filed October 11, 2024).
10.6	Form of Exchange Agreement (filed as Exhibit 99.8 to Form 6-K (File No. 001-39957) filed October 11, 2024).
23.1	Consent of PricewaterhouseCoopers AG.

Exhibit Number	Description of Document
23.2*	Consent of Wenger Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd. (included in Exhibit 5.1).
23.3	Consent of Kost Forrer Gabbay & Kasierer, a member of Ernst & Young Global.
24.1	Power of Attorney (included on signature page herein).
99.1*	Biographies of new board members.
99.2*	Form of Proxy Card for Extraordinary Meeting of Shareholders of NLS Pharmaceutics Ltd.
99.3*	Form of Registration Form for Extraordinary Meeting of Shareholders of NLS Pharmaceutics Ltd.
99.4*	Form of CVR Agreement.
99.5	Consent of Moore Financial Consulting, relating to valuation reports for NLS Pharmaceutics Ltd. and Kadimastem Ltd.
99.6	Fairness Opinion Letter (included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement).
99.7*	Consent of Prof. Michel Revel as director nominee
99.8*	Consent of Eran Iohan as director nominee
99.9*	Consent of Liora Oren as director nominee
99.10*	Consent of Tammy Galili as director nominee
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fee Table.

____________

*        To be filed by amendment.

(b) Financial Statements

The financial statements filed with this Registration Statement on Form F-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.Undertakings

(1)    The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)    The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

(11)  The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(12)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on December 27, 2024.

NLS Pharmaceutics Ltd.
By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

The undersigned executive officers and directors of NLS Pharmaceutics Ltd. hereby constitute and appoint Alexander Zwyer with full power of substitution, as our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-4, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this registration statement on Form F-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alexander Zwyer	Chief Executive Officer and Director	December 27, 2024
Alexander Zwyer	(Principal Executive Officer)
/s/ Nicole Fernandez-McGovern	Chief Financial Officer and Chief Operating Officer	December 27, 2024
Nicole Fernandez-McGovern	(Principal Financial and Accounting Officer)
/s/ Ronald Hafner	Chairman of the Board of Directors	December 27, 2024
Ronald Hafner
/s/ Florence Allouche Aknin	Director	December 27, 2024
Florence Allouche Aknin
/s/ Gian-Marco Rinaldi de la Cruz	Director	December 27, 2024
Gian-Marco Rinaldi de la Cruz
/s/ Audrey Greenberg	Director	December 27, 2024
Audrey Greenberg
/s/ Olivier Samuel	Director	December 27, 2024
Olivier Samuel

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of NLS Pharmaceutics Ltd. in the United States, on December 27, 2024.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director